                                             As Filed Pursuant to Rule 424(b)(3)
                                             Registration No. 333-48966

PROSPECTUS

                            [VIVENDI UNIVERSAL LOGO]

                       VIVENDI UNIVERSAL ORDINARY SHARES
                        (NOMINAL VALUE E5.50 PER SHARE)

     Vivendi Universal is offering its ordinary shares, represented by Vivendi Universal American Depositary Shares, to the holders of exchangeable shares of Vivendi Universal Exchangeco, an indirect subsidiary of Vivendi Universal. Vivendi Universal Exchangeco issued the exchangeable shares to Canadian resident Seagram shareholders who elected to receive the exchangeable shares in connection with the merger transactions among Vivendi, The Seagram Co. Ltd. and Canal Plus S.A. (CANAL+). Holders of exchangeable shares may exchange those shares for Vivendi Universal ADSs at any time prior to their redemption date on a one-for-one basis, subject to adjustment in limited circumstances.

     Vivendi Universal is the legal successor to Vivendi and the surviving corporation of the merger transactions among Vivendi, Seagram and CANAL+. Vivendi Universal ordinary shares began trading on the Paris Bourse on December 11, 2000. Vivendi Universal ADSs began trading on the New York Stock Exchange under the symbol "V" on December 11, 2000. On January 5, 2001, the U.S. dollar equivalent of the closing price of the Vivendi Universal ordinary shares on the Paris Bourse was U.S.$67.66 per share and the closing price of the Vivendi Universal ADSs on the New York Stock Exchange was U.S.$66.94 per share.

                            ------------------------

     INVESTING IN THE VIVENDI UNIVERSAL ORDINARY SHARES REPRESENTED BY VIVENDI UNIVERSAL ADSS INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 15.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this prospectus is January 10, 2001.

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
SUMMARY....................................     1
RISK FACTORS...............................    15
CAUTIONARY STATEMENT CONCERNING
  FORWARD-LOOKING STATEMENTS...............    20
PLAN OF DISTRIBUTION.......................    21
VIVENDI UNIVERSAL..........................    25
  VIVENDI..................................    27
  SEAGRAM..................................   112
  CANAL+...................................   144
MANAGEMENT OF VIVENDI UNIVERSAL............   155
MAJOR SHAREHOLDERS AND RELATED PARTY
  TRANSACTIONS.............................   161

                                             PAGE
                                             ----
PRO FORMA HISTORICAL AND INTERIM FINANCIAL
  INFORMATION..............................   164
SECURITIES.................................   177
  DESCRIPTION OF VIVENDI UNIVERSAL ORDINARY
    SHARES.................................   177
  DESCRIPTION OF VIVENDI UNIVERSAL ADSs....   182
VIVENDI UNIVERSAL STATUTS..................   190
TAX INFORMATION............................   196
ADDITIONAL INFORMATION.....................   209
VIVENDI FINANCIAL STATEMENTS...............   F-2
SEAGRAM FINANCIAL STATEMENTS...............  F-99

                                    SUMMARY

     This summary highlights selected information in this document. It may not contain all of the information that is important to you. You should carefully read this entire document for a more complete understanding of the offering.

VIVENDI UNIVERSAL

     On December 8, 2000, Vivendi, Seagram and CANAL+ completed a series of transactions pursuant to which the three companies combined into Vivendi Universal. We believe that Vivendi Universal will become a fully integrated global media and communications company capable of providing a diverse array of entertainment and information over wired and wireless access devices using cable, Internet, satellite and broadcast networks.

     The merger transactions, which were completed on December 8, 2000, included the following:

     - The merger of Vivendi into its wholly owned subsidiary Vivendi Universal;

     - Vivendi Universal's acquisition of all the businesses of CANAL+ not subject to a French law that prohibits any person from owning more than 49% of a French television broadcaster; CANAL+'s French premium pay television channel was retained by CANAL+. Public CANAL+ shareholders retained their 51% interest in CANAL+ and Vivendi Universal now holds the remaining 49%; and

     - Vivendi Universal's combination, through its subsidiaries, with Seagram in accordance with a plan of arrangement under Canadian law.

     Upon the completion of the merger transactions, Seagram shareholders, other than those exercising dissenters' rights, received .80 Vivendi Universal American Depositary Shares (ADSs), or a combination of .80 non-voting exchangeable shares of Vivendi Universal's Canadian subsidiary Vivendi Universal Exchangeco (exchangeable shares) and an equal number of related voting rights in Vivendi Universal, for each Seagram common share held.

     Prior to the merger transactions, Vivendi Universal was a wholly-owned subsidiary of Vivendi that functioned as a non-operating holding company. Because of the change in its operations, assets and management that occurred as a result of the merger transactions, we present in this prospectus, where appropriate, historical information for Vivendi, Seagram and CANAL+ in addition to information for Vivendi Universal.

     Vivendi Universal's principal executive offices are located at 42, avenue de Friedland, 75380 Paris Cedex 08, France, and its telephone number is 33(1) 71 71 10 00.

VIVENDI

     Prior to the merger transactions, Vivendi was one of Europe's largest companies, with revenue in 1999 of E41.6 billion. Vivendi's businesses were focused primarily on two core areas: communications and environmental management services. Its communications division operated a number of leading and integrated businesses in the telecommunications, multimedia and publishing, pay television and Internet industries. Its environment division included world-class water, waste management, transportation and energy services operations.

THE SEAGRAM COMPANY LTD.

     Seagram, which is an indirect subsidiary of Vivendi Universal following the merger transactions, operates in four business segments:

     - Music, through Universal Music Group, the world's largest recorded music company, which produces and distributes recorded music globally and also engages in music publishing;

     - Filmed Entertainment, which includes Universal Pictures, and which produces and distributes motion picture, television and home video productions worldwide, operates and has ownership in a number of international cable channels and licenses merchandising and filmed property rights;

     - Recreation and Other, which owns and operates theme parks and entertainment complexes; and

     - Spirits and Wine, which principally produces and markets distilled spirits, wines, coolers, beers and mixers in more than 190 countries and territories worldwide. As part of its overall strategy, Vivendi Universal intends to sell the Spirits and Wine business. In connection with the anticipated sale of the Spirits and Wine business, Seagram and Seagram's wholly owned subsidiary Joseph E. Seagram & Sons, Inc. (JES) are currently tendering, or intend to tender in the future, for outstanding debt securities with an aggregate principal amount of approximately U.S.$7.175 billion.

CANAL PLUS S.A.

     Prior to the merger transactions, CANAL+ was Europe's leading pay television company, with approximately 14 million subscriptions in 11 countries at the end of 1999. Forty percent of CANAL+'s subscribers were signed up for digital television services at the end of 1999. CANAL+ also produced more than 25 theme channels for cable and satellite distributions in 14 countries and is a European leader in film and television production, distribution and rights management, with Europe's second largest film rights library based on number of titles. In addition, CANAL+ was Europe's leading supplier of software technologies that enabled network operators to deliver secure interactive services over digital television networks. CANAL+ had consolidated revenues of E3.3 billion in 1999, 79% of which came from subscription fees.

     As a result of the completion of the merger transactions, Vivendi Universal holds 49% of CANAL+'s French premium pay television channel and 100% of CANAL+'s other operations. In 1999, the French premium pay television channel had nearly
4.6 million subscriptions and generated subscriber revenues of E1.372 billion.

VIVENDI UNIVERSAL EXCHANGECO INC.

     The Vivendi Universal ordinary shares represented by Vivendi Universal ADSs offered by this prospectus are being offered in exchange for exchangeable shares of Vivendi Universal Exchangeco, an indirect Canadian subsidiary of Vivendi Universal. Vivendi Universal Exchangeco has not to date engaged in any activities other than those incident to its formation, those associated with the merger transactions and those related to its exchangeable shares and other capital stock.

REASONS FOR THE OFFER AND USE OF PROCEEDS

     Because Vivendi Universal is a non-Canadian company, Canadian resident Seagram shareholders that exchanged Seagram common shares for Vivendi Universal ADSs in the arrangement generally recognized a taxable gain or a loss upon that exchange under current Canadian tax law. To allow Canadian resident Seagram shareholders to participate in the arrangement on a tax-deferred basis, those shareholders were made eligible to receive, for each Seagram common share they owned, .80 exchangeable shares and an equal number of Vivendi Universal voting rights instead of Vivendi Universal ADSs. The exchangeable shares are substantially the economic equivalent of Vivendi Universal ADSs. The exchangeable shares are also exchangeable for Vivendi Universal ADSs, as described under "Plan of Distribution -- Method and Expected Timetable." Vivendi Universal will receive no proceeds as a result of the offering.

MARKET PRICES

     Prior to the merger transactions, Vivendi ordinary shares were traded on the Paris Bourse, and the Vivendi ADSs were traded on the NYSE. The table below sets forth, for the periods indicated, the reported high and low sales prices of the Vivendi ordinary shares on the Paris Bourse and of the Vivendi ADSs on the NYSE (and, for periods prior to September 2000, the high and low bids for Vivendi ADSs in the over-the-counter market). Each Vivendi ADS represented one-fifth of a Vivendi ordinary share. We have rounded prices to the nearest cent.

                                                    VIVENDI ORDINARY
                                                         SHARES            VIVENDI ADSS
                                                    ----------------    ------------------
                                                     HIGH      LOW       HIGH        LOW
                                                    ------    ------    -------    -------
                                                     (E)       (E)      (U.S.$)    (U.S.$)
1995..............................................   29.49     20.36      8.08       5.46
1996..............................................   32.68     24.05      8.50       6.25
1997..............................................   41.91     31.38     10.33       7.33
1998..............................................   72.35     39.82     17.17       8.67
First Quarter.....................................   52.99     38.62     11.21       8.38
Second Quarter....................................   65.81     49.75     15.42      10.71
Third Quarter.....................................   71.85     51.69     15.87      12.83
Fourth Quarter....................................   72.35     49.40     17.33      12.08
1999
First Quarter.....................................   87.13     72.33     20.33      15.21
Second Quarter....................................   81.10     69.60     17.67      14.38
Third Quarter.....................................   83.70     65.05     17.25      13.75
Fourth Quarter....................................   92.95     61.10     18.88      13.25
2000
First Quarter.....................................  150.00     79.10     28.50      16.25
Second Quarter....................................  122.00     85.30     25.75      16.25
Third Quarter.....................................   97.10     80.30     18.37      14.00
Fourth Quarter(1).................................   89.65     68.60     15.50      12.37
July..............................................   94.05     86.20     17.87      15.87
August............................................   92.00     81.20     16.62      14.69
September.........................................   97.10     84.20     16.87      14.56
October...........................................   89.65     79.15     15.50      13.25
November..........................................   86.50     71.00     14.81      12.37
December(1).......................................   79.70     68.60     69.50      50.00

---------------
(1)Includes market prices of Vivendi Universal ordinary shares and Vivendi Universal ADSs, as applicable, for the portion of December 2000 that followed the completion of the merger transactions. In connection with the merger transactions, each Vivendi ADS was converted into one-fifth of a Vivendi Universal ADS.

     We urge you to obtain current market quotations.

DIVIDEND DATA

     The table below sets forth the total dividends paid per Vivendi ordinary share and ADS in respect of each calendar year indicated. The amounts shown exclude the avoir fiscal, a French tax credit described under "Tax Information." For French companies, dividends in respect of a given year's results are paid in the following year. Vivendi has historically paid annual dividends in respect of its prior fiscal year. The amounts of any dividends to be paid in respect of 2000 are expected to be determined in April, 2000. The payment and amount of Vivendi Universal dividends will depend on Vivendi Universal's earnings, financial condition and other factors. We have rounded dividend amounts to the nearest cent.

                                                              VIVENDI
                                                              ORDINARY    VIVENDI
                                                               SHARE        ADS
                                                              --------    -------
                                                                (E)       (U.S.$)
1995........................................................    1.72       0.44
1996........................................................    1.83       0.41
1997........................................................    2.29       0.50
1998........................................................    2.75       0.52
1999........................................................    1.00       0.22

EXCHANGE RATES

     FRENCH FRANC AND EURO/U.S. DOLLAR

     Under the provisions of the Treaty on European Union negotiated at Maastricht in 1991 and signed by the then 12 member states of the European Union in early 1992, a European Monetary Union, known as EMU, was implemented on January 1, 1999 and a single European currency, known as the euro, was introduced. The following 11 member states participate in EMU and have adopted the euro as their national currency: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. The legal rate of conversion between the French franc and the euro was fixed on December 31, 1998 at E1.00 = FF6.55957, and we have translated French francs into euros at that rate. For your convenience, this document contains translations of certain French franc and euro amounts into U.S. dollars. Unless otherwise indicated, we have translated U.S. dollar amounts in Vivendi's financial information from euros at the rate of E1.00 = U.S.$.995, the noon buying rate in New York City for cable transfers in euros as announced by the Federal Reserve Bank of New York for customs purposes on December 31, 1999, which is the equivalent of FF6.59253 to U.S.$1.00. This does not mean that we actually converted these amounts into U.S. dollars.

     The following table shows the French franc/U.S. dollar exchange rate for 1995 through 1998, based on the noon buying rate, expressed in French francs per U.S. dollar and the euro/U.S. dollar exchange rate for 1999 and 2000 through November 30, 2000, based on the noon buying rate, expressed in U.S. dollars per euro. The euro/U.S. dollar exchange rate on January 5, 2001 was 0.96.

                                                              PERIOD    AVERAGE
YEAR                                                           END       RATE*     HIGH    LOW
----                                                          ------    -------    ----    ----
December 2000...............................................   0.94      0.90      0.94    0.87
November 2000...............................................   0.87      0.86      0.87    0.84
October 2000................................................   0.85      0.85      0.88    0.83
September 2000..............................................   0.88      0.87      0.90    0.85
August 2000.................................................   0.89      0.90      0.92    0.98
July 2000...................................................   0.93      0.94      0.96    0.92
Euro/U.S. dollar 1999.......................................   0.99      0.93      1.00    0.85
French franc/U.S. dollar
  1998......................................................   5.59      5.90      6.21    5.38
  1997......................................................   6.02      5.85      6.35    5.19
  1996......................................................   5.19      5.12      5.29    4.90
  1995......................................................   4.30      4.96      5.39    4.78

     CANADIAN DOLLAR/U.S. DOLLAR

     The following table shows the Canadian dollar/U.S. dollar exchange rate for 1995 through November 30, 2000, based on the noon buying rate, expressed in Canadian dollars per U.S. dollar. The Canadian dollar/U.S. dollar exchange rate on January 5, 2001 was 1.50.

                                                               PERIOD    AVERAGE
YEAR                                                            END       RATE*     HIGH    LOW
----                                                           ------    -------    ----    ----
December 2000..............................................     1.50      1.52      1.55    1.50
November 2000..............................................     1.54      1.54      1.56    1.53
October 2000...............................................     1.52      1.51      1.53    1.49
September 2000.............................................     1.50      1.48      1.50    1.47
August 2000................................................     1.47      1.48      1.49    1.47
July 2000..................................................     1.49      1.48      1.49    1.46
1999.......................................................     1.54      1.49      1.54    1.45
1998.......................................................     1.53      1.48      1.58    1.40
1997.......................................................     1.43      1.38      1.44    1.34
1996.......................................................     1.37      1.36      1.39    1.33
1995.......................................................     1.36      1.37      1.43    1.33

---------------
* The average of the noon buying rates for French francs, euros or Canadian dollars, as the case may be, on the last business day of each month during the relevant period.

             SELECTED UNAUDITED INTERIM CONSOLIDATED FINANCIAL DATA

SELECTED VIVENDI UNAUDITED INTERIM CONSOLIDATED FINANCIAL DATA

     The selected unaudited interim consolidated financial statements below have been prepared in accordance with French GAAP, which differs in certain significant respects from U.S. GAAP. Note 15 to Vivendi's consolidated financial statements as of June 30, 2000 describes the principal differences between French GAAP and U.S. GAAP as they relate to Vivendi. The information below and Vivendi's consolidated financial statements are reported in euros. For your convenience, we have also presented U.S. dollar amounts, calculated at the rate of U.S.$1.00 to E1.0465, which was the noon buying rate at June 30, 2000.

                                                         FOR THE SIX MONTHS ENDED JUNE 30,
                                                     U.S.$                     E
                                                    --------    --------------------------------
(E MILLIONS, EXCEPT PER SHARE DATA)                   2000        2000      1999(*)       1999
-----------------------------------                 --------    --------    --------    --------
INCOME STATEMENT DATA:
AMOUNTS IN ACCORDANCE WITH FRENCH GAAP
NET REVENUE.......................................  18,551.2    19,413.8    18,076.1    18,199.6
Net revenue outside France........................   8,940.1     9,355.8     8,308.9     6,843.9
Operating income..................................   1,108.3     1,159.8       840.0       880.3
Exceptional items.................................   1,699.5     1,778.5        94.1        92.0
Goodwill amortization.............................    (241.2)     (252.4)     (147.8)     (148.7)
Minority interest.................................    (251.2)     (262.8)      (65.8)      (76.3)
NET INCOME........................................   1,353.6     1,416.5       847.1       782.8
Basic earnings per share..........................       2.3         2.4         1.7         1.6

NET CASH PROVIDED BY OPERATING ACTIVITIES.........     322.3       337.3       137.9       137.9
CAPITAL EXPENDITURE...............................   2,486.4     2,602.0     1,916.4     1,916.4
AMOUNTS IN ACCORDANCE WITH U.S. GAAP
Net sales.........................................  16,427.3    17,191.2    17,487.5    17,611.0
Net income........................................     509.1       532.8       254.6       190.3
Basic earnings per share..........................       0.9         0.9         0.5         0.4
Diluted earnings per share........................       0.8         0.9         0.5         0.4

                                                               AT THE PERIOD ENDED
                                       -------------------------------------------------------------------
                                           U.S.$              E                 E                  E
                                       -------------    -------------    ----------------    -------------
                                       JUNE 30, 2000    JUNE 30, 2000    DEC. 31, 1999(*)    DEC. 31, 1999
                                       -------------    -------------    ----------------    -------------
BALANCE SHEET DATA:
AMOUNTS IN ACCORDANCE WITH FRENCH
  GAAP
SHAREHOLDERS' EQUITY.................    11,957.9         12,513.9           10,776.5          10,892.2
Minority interest....................     3,920.8          4,103.1            3,754.5           4,052.4
TOTAL ASSETS.........................    73,611.4         77,034.3           82,101.9          82,777.0
TOTAL LONG TERM ASSETS...............    42,497.0         44,473.1           44,851.6          45,340.9
NET FINANCIAL DEBT...................    20,691.4         21,653.6           22,832.7          22,832.7

---------------

* Pro forma presented in accordance with Vivendi accounting policies as of June 30, 2000.

VIVENDI RECONCILIATION OF ADJUSTED EBITDA WITH OPERATING INCOME
(MILLIONS)

                                                                 SIX MONTHS ENDED JUNE 30,
                                                              --------------------------------
                                                                                   E
                                                               U.S.$      --------------------
                                                                2000        2000        1999
                                                              --------    --------    --------
  Telecommunications........................................     575.9       602.7       569.0
  Publishing and Multimedia.................................     162.7       170.3       113.0
  Audiovisual and Pay Television............................     222.4       232.7         4.6
  Internet..................................................     (57.2)      (59.9)      (28.6)
COMMUNICATION...............................................     903.8       945.8       658.0
  Water.....................................................     731.3       765.3       561.5
  Waste management..........................................     378.9       396.5       258.3
  Energy Services...........................................     225.8       236.3       207.0
  Transportation............................................     120.4       126.0        86.8
  FCC.......................................................     135.7       142.0       122.3
  Holding Environment.......................................     (26.7)      (27.9)
ENVIRONMENT.................................................   1,565.4     1,638.2     1,235.9
SITHE.......................................................     155.1       162.3       101.6
CONSTRUCTION AND REAL ESTATE................................     (29.5)      (30.9)      132.9
OTHERS......................................................     (74.9)      (78.4)      (60.9)
ADJUSTED EBITDA*............................................   2,519.9     2,637.0     2,067.5
  Amortization and depreciation.............................  (1,288.7)   (1,348.6)   (1,084.1)
  Expenses of replacement and repair of installation........    (122.9)     (128.6)     (103.1)
OPERATING INCOME............................................   1,108.3     1,159.8       880.3

---------------
* Adjusted EBITDA is defined as operating income before amortization and depreciation, expenses of replacement and repair of installation and equipment owned by local authorities. Vivendi considers operating income to be the key indicator of the operational strength and performance of its business and adjusted EBITDA to be a pertinent comparative measure for investors. Adjusted EBITDA should not be considered an alternative to operating or net income as an indicator of Vivendi's performance, or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles. In addition, adjusted EBITDA, as defined in this document, may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies.

SELECTED SEAGRAM UNAUDITED INTERIM CONSOLIDATED FINANCIAL DATA

     Seagram's selected unaudited interim consolidated financial data presented below for the three months ended September 30, 2000 and 1999 were derived from Seagram's unaudited interim consolidated financial statements and the related notes for the three months ended September 30, 2000 included elsewhere in this prospectus. You should read them in conjunction with these financial statements and related notes.

                                                              THREE MONTHS     THREE MONTHS
                                                                  ENDED            ENDED
                                                              SEPTEMBER 30,    SEPTEMBER 30,
(U.S.$ MILLIONS, EXCEPT PER SHARE DATA)                           2000             1999
---------------------------------------                       -------------    -------------
INCOME STATEMENT
Revenues....................................................       3,539            3,643
Operating income............................................         172               72
Interest, net and other expense.............................         160              161
Gain on sale of businesses..................................          --               98
Income (loss) from continuing operations before cumulative
  effect of accounting change...............................          21              (40)
                                                                 -------          -------
Income (loss) before cumulative effect of accounting
  change....................................................          21              (40)
Cumulative effect of accounting change, after tax...........        (390)             (84)
                                                                 -------          -------
     Net loss...............................................        (369)            (124)
                                                                 =======          =======
PER SHARE DATA
EARNINGS (LOSS) PER SHARE -- BASIC
Continuing operations.......................................        0.05            (0.09)
                                                                 -------          -------
Income (loss) before cumulative effect of accounting
  change....................................................        0.05            (0.09)
Cumulative effect of accounting change, after tax...........       (0.89)           (0.20)
                                                                 -------          -------
     Net loss...............................................       (0.84)           (0.29)
                                                                 =======          =======
EARNINGS (LOSS) PER SHARE -- DILUTED
Continuing operations.......................................        0.05            (0.09)
                                                                 -------          -------
Income (loss) before cumulative effect of accounting
  change....................................................        0.05            (0.09)
Cumulative effect of accounting change, after tax...........       (0.88)           (0.20)
                                                                 -------          -------
     Net loss...............................................       (0.83)           (0.29)
                                                                 =======          =======
FINANCIAL POSITION
Current assets..............................................       7,123            8,965
Common stock of DuPont......................................         672              995
Common stock of USAi........................................         535              488
Other noncurrent assets.....................................      24,134           24,435
                                                                 -------          -------
     Total assets...........................................      32,464           34,883
                                                                 =======          =======
Current liabilities.........................................       6,419            7,877
Long-term debt..............................................       7,339            7,561
Total liabilities before minority interest..................      18,224           20,166
Minority interest...........................................       2,603            1,873
Shareholders' equity........................................      11,637           12,844
                                                                 -------          -------
     Total liabilities and shareholders' equity.............      32,464           34,883
                                                                 =======          =======
CASH FLOW DATA
Cash flow provided by (used for) operating activities.......        (135)              38
Capital expenditures........................................         (66)            (120)

                                                              THREE MONTHS     THREE MONTHS
                                                                  ENDED            ENDED
                                                              SEPTEMBER 30,    SEPTEMBER 30,
(U.S.$ MILLIONS, EXCEPT PER SHARE DATA)                           2000             1999
---------------------------------------                       -------------    -------------
Other investing activities, net.............................        (172)             213
Dividends paid..............................................         (73)             (72)
OTHER DATA
Dividends paid per share....................................       0.165            0.165
Shareholders' equity per share..............................       26.22            29.64
End of period share price
  NYSE (U.S.$)..............................................       57.44            45.50
  Toronto Stock Exchange (Cdn.$)............................       86.70            66.80
Average shares outstanding (thousands)......................     439,541          432,842
Shares outstanding at end of period (thousands).............     443,864          433,365

                   SELECTED HISTORICAL FINANCIAL INFORMATION

SELECTED VIVENDI HISTORICAL FINANCIAL DATA

    The selected historical consolidated financial statements below have been prepared in accordance with French GAAP, which differs in certain significant respects from U.S. GAAP. Note 25 to Vivendi's consolidated financial statements as of December 31, 1999 describes the principal differences between French GAAP and U.S. GAAP as they relate to Vivendi. The information below and Vivendi's consolidated financial statements are reported in euros. For your convenience, we have also presented U.S. dollar amounts, calculated at the rate of E1.0465 to U.S. $1.00, which is the noon buying rate at June 30, 2000.

                                               AT AND FOR THE YEAR ENDED DECEMBER 31,
                                   ---------------------------------------------------------------
                                    U.S.$                              E
                                   --------   ----------------------------------------------------
                                     1999       1999       1998       1997       1996       1995
(MILLIONS, EXCEPT PER SHARE DATA)  --------   --------   --------   --------   --------   --------
INCOME STATEMENT DATA:
Amounts in accordance with French
  GAAP
  Revenue........................  39,773.0   41,622.5   31,737.1   25,476.6   25,293.4   24,843.3
  Revenue outside France.........  17,037.1   17,829.3   10,313.0    8,204.8    7,793.0    7,212.2
  Operating income...............   2,179.2    2,280.5    1,331.4      595.5      546.4      211.8
  Exceptional items, net.........    (800.6)    (837.8)     249.3      878.6      139.8     (208.4)
  Goodwill amortization..........     584.8      612.0      209.5      374.7      146.8      155.6
  Minority interest..............       5.1        5.3      212.2     (115.1)     (56.4)    (194.0)
  Net income (loss)..............   1,367.8    1,431.4    1,120.8      822.0      297.7     (562.0)
  Basic earnings (loss) per
     share.......................       2.6        2.7        2.5        2.1        0.8
  Dividends per share............       1.0        1.0        0.9        0.8        0.6        0.6
Amounts in accordance with U.S.
  GAAP
  Shareholders' Equity...........  16,201.1   16,954.5   10,258.4         --         --         --
  Net income.....................     235.2      246.1      565.2         --         --         --
  Basic earnings per share.......      0.46       0.48       1.29         --         --         --
  Diluted earnings per share.....      0.45       0.47       1.25         --         --         --
BALANCE SHEET DATA (AT PERIOD
  END):
Amounts in accordance with French
  GAAP
  Total Shareholders' Equity.....  10,408.2   10,892.2    7,840.2    6,846.7    5,134.7    4,600.2
  Minority interest..............   3,872.3    4,052.4    2,423.0    1,742.3      825.9      921.5
  Total assets...................  79,098.9   82,777.0   48,982.4   39,365.2   36,624.9   35,339.5
  Total long term assets.........  43,326.2   45,340.9   26,072.6   20,810.4   19,098.4   18,377.9
  Net cash provided by operating
     activities..................   1,346.8    1,409.4    2,897.9    1,601.1    2,502.0    3,112.6
  Capital expenditure............   6,489.7    6,791.5    4,478.2    2,713.3    2,134.4    2,843.2
  Net financial debt.............  21,818.1   22,832.6    6,502.1    4,177.0    6,874.6    7,875.7
OTHER DATA
  Adjusted EBITDA*...............   5,002.4    5,235.0    3,453.0    2,144.2    2,003.8    1,795.1

---------------
* Adjusted EBITDA is defined as operating income before amortization and depreciation, expenses of replacement and repair of installation and equipment owned by local authorities. Vivendi considers operating income to be the key indicator of the operational strength and performance of its business and adjusted EBITDA to be a pertinent comparative measure for investors. Adjusted EBITDA should not be considered an alternative to operating or net income as an indicator of Vivendi's performance, or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles. In addition, adjusted EBITDA, as defined in this document, may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies.

    For periods presented prior to January 1, 1999, Vivendi's consolidated financial statements have been prepared in French francs and translated into euros using the official fixed exchange rate E1 = FF6.55957, applicable since January 1, 1999 (see Note 2 to Vivendi's consolidated financial statements).

                                                              AT AND FOR THE YEAR ENDED DECEMBER 31,
                                                             -----------------------------------------
                                                              U.S.$                   E
                                                             --------   ------------------------------
                                                               1999       1999       1998       1997
(MILLIONS)                                                   --------   --------   --------   --------
Reconciliation of Adjusted EBITDA with
  Operating Income:
  Telecommunications.......................................    1,311      1,372        674        331
  Publishing and Multimedia................................      398        417        355         --
  Audiovisual and Pay Television...........................       82         86         13         (7)
  Internet.................................................      (49)       (51)        (4)        --
Communication..............................................    1,743      1,824      1,038        324
  Water....................................................    1,261      1,320        830        787
  Waste Management.........................................      591        619        495        355
  Energy Services..........................................      371        388        341        265
  Transportation...........................................      174        182        144         97
  FCC......................................................      260        272        119         --
Environment................................................    2,657      2,781      1,929      1,504
Sithe......................................................      183        192        256        218
Construction and Real Estate...............................      497        520        291        122
Others.....................................................      (78)       (82)       (61)       (24)
Adjusted EBITDA*...........................................    5,002      5,235      3,453      2,144
  Amortization and depreciation............................   (2,559)    (2,678)    (1,832)    (1,314)
  Expenses of replacement and repair of installation.......     (264)      (276)      (290)      (235)
Operating Income...........................................    2,180      2,281      1,331        596

---------------
* Adjusted EBITDA is defined as operating income before amortization and depreciation, expenses of replacement and repair of installation and equipment owned by local authorities. Vivendi considers operating income to be the key indicator of the operational strength and performance of its business and adjusted EBITDA to be a pertinent comparative measure for investors. Adjusted EBITDA should not be considered an alternative to operating or net income as an indicator of Vivendi's performance, or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles. In addition, adjusted EBITDA, as defined in this document, may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies.

SELECTED SEAGRAM HISTORICAL CONSOLIDATED FINANCIAL DATA

     Seagram's selected historical consolidated financial data presented below for the fiscal years ended June 30, 2000, 1999 and 1998 were derived from Seagram's historical consolidated financial statements and the related notes for the fiscal year ended June 30, 2000 included elsewhere in this prospectus. In addition, Seagram's selected historical consolidated financial data presented below for the fiscal years ended June 30, 1998 and 1997, the five-month transition period ended June 30, 1996 and the fiscal year ended January 31, 1996 were derived from Seagram's historical consolidated financial statements and the related notes for the fiscal years ended June 30, 1999, 1998 and 1997. You should read them in conjunction with these financial statements and related notes.

                                                                                             TRANSITION
                                                         FISCAL YEARS ENDED JUNE 30,        PERIOD ENDED
                                                    -------------------------------------     JUNE 30,     FISCAL YEAR ENDED
(U.S.$ MILLIONS, EXCEPT PER SHARE DATA)              2000      1999      1998      1997         1996         JAN. 31, 1996
---------------------------------------             -------   -------   -------   -------   ------------   -----------------
INCOME STATEMENT
Revenues..........................................   15,686    12,312     9,474    10,354       4,112             7,787
Operating income (loss)...........................      753      (250)      553       719          93               435
Interest, net and other expense...................      661       457       228       147          99               195
Gain on sale of businesses........................       98        --        --        --          --                --
Gain on USA transactions..........................       --       128       360        --          --                --
Gain on sale of Time Warner shares................       --        --       926       154          --                --
Income (loss) from continuing operations before
  cumulative effect of accounting change..........      124      (383)      880       445          67               144
Income (loss) from discontinued Tropicana
  operations, after tax...........................       --        (3)       66        57          18                30
Gain on sale of discontinued Tropicana operations,
  after tax.......................................       --     1,072        --        --          --                --
Discontinued DuPont activities, after tax.........       --        --        --        --          --             3,232
                                                    -------   -------   -------   -------     -------           -------
Income before cumulative effect of accounting
  change..........................................      124       686       946       502          85             3,406
Cumulative effect of accounting change, after
  tax.............................................      (84)       --        --        --          --                --
                                                    -------   -------   -------   -------     -------           -------
    Net income....................................       40       686       946       502          85             3,406
                                                    =======   =======   =======   =======     =======           =======
PER SHARE DATA
EARNINGS (LOSS) PER SHARE -- BASIC
Continuing operations.............................     0.28     (1.01)     2.51      1.20        0.18              0.38
Discontinued Tropicana operations, after tax......       --     (0.01)     0.19      0.16        0.05              0.08
Gain on sale of discontinued Tropicana operations,
  after tax.......................................       --      2.83        --        --          --                --
Discontinued DuPont activities, after tax.........       --        --        --        --          --              8.67
                                                    -------   -------   -------   -------     -------           -------
Income before cumulative effect of accounting
  change..........................................     0.28      1.81      2.70      1.36        0.23              9.13
Cumulative effect of accounting change, after
  tax.............................................    (0.19)       --        --        --          --                --
                                                    -------   -------   -------   -------     -------           -------
    Net income....................................     0.09      1.81      2.70      1.36        0.23              9.13
                                                    =======   =======   =======   =======     =======           =======
EARNINGS (LOSS) PER SHARE -- DILUTED
Continuing operations.............................     0.28     (1.01)     2.49      1.20        0.18              0.38
Discontinued Tropicana operations, after tax......       --     (0.01)     0.19      0.15        0.05              0.08
Gain on sale of discontinued Tropicana operations,
  after tax.......................................       --      2.83        --        --          --                --
Discontinued DuPont activities, after tax.........       --        --        --        --          --              8.54
                                                    -------   -------   -------   -------     -------           -------
Income before cumulative effect of accounting
  change..........................................     0.28      1.81      2.68      1.35        0.23              9.00
Cumulative effect of accounting change, after
  tax.............................................    (0.19)       --        --        --          --                --
                                                    -------   -------   -------   -------     -------           -------
    Net income....................................     0.09      1.81      2.68      1.35        0.23              9.00
                                                    =======   =======   =======   =======     =======           =======

                                                                                             TRANSITION
                                                         FISCAL YEARS ENDED JUNE 30,        PERIOD ENDED
                                                    -------------------------------------     JUNE 30,     FISCAL YEAR ENDED
(U.S.$ MILLIONS, EXCEPT PER SHARE DATA)              2000      1999      1998      1997         1996         JAN. 31, 1996
---------------------------------------             -------   -------   -------   -------   ------------   -----------------
FINANCIAL POSITION
Current assets....................................    7,799     8,881     6,971     6,131       6,307             6,194
Common stock of DuPont............................      719     1,123     1,228     1,034         651               631
Common stock of USAi..............................      529       501       306        --          --                --
Common stock of Time Warner.......................       --        --        --     1,291       2,228             2,356
Other noncurrent assets...........................   23,761    24,506    11,940    10,257      10,328            10,230
Net assets of discontinued Tropicana operations...       --        --     1,734     1,734       1,693             1,549
                                                    -------   -------   -------   -------     -------           -------
    Total assets..................................   32,808    35,011    22,179    20,447      21,207            20,960
                                                    =======   =======   =======   =======     =======           =======
Current liabilities...............................    6,722     8,146     4,709     3,087       4,383             3,557
Long-term debt....................................    7,378     7,468     2,225     2,478       2,562             2,889
Total liabilities before minority interest........   18,697    20,245    10,948     9,174      10,163             9,788
Minority interest.................................    1,882     1,878     1,915     1,851       1,839             1,844
Shareholders' equity..............................   12,229    12,888     9,316     9,422       9,205             9,328
                                                    -------   -------   -------   -------     -------           -------
    Total liabilities and shareholders' equity....   32,808    35,011    22,179    20,447      21,207            20,960
                                                    =======   =======   =======   =======     =======           =======
CASH FLOW DATA
Cash flow provided by (used for) operating
  activities......................................      798       935      (241)      664         315               222
Capital expenditures..............................     (607)     (531)     (410)     (393)       (245)             (349)
Other investing activities, net...................      327    (5,605)    1,109     2,101        (346)            2,260
Dividends paid....................................     (287)     (247)     (231)     (239)       (112)             (224)
OTHER DATA
Dividends paid per share..........................     0.66      0.66      0.66     0.645        0.30              0.60
Shareholders' equity per share....................    27.97     29.80     26.84     25.79       24.67             24.91
End of year share price
  NYSE (U.S.$)....................................    58.00     50.38     40.94     40.25       33.63             36.38
  Toronto Stock Exchange (Cdn.$)..................    87.00     73.35     59.95     55.50       45.75             49.75
Average shares outstanding (thousands)............  434,544   378,193   349,874   369,682     373,858           373,117
Shares outstanding at year end (thousands)........  437,227   432,555   347,132   365,281     373,059           374,462

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED SELECTED FINANCIAL DATA

     The selected June 30, 2000 six-month historical financial data of Vivendi, CANAL+ and Seagram have been derived from the historical unaudited consolidated financial statements of Vivendi as they appear elsewhere in this document, the audited historical balance sheet of Seagram as of June 30, 2000 as it appears elsewhere in this document, the unaudited historical statement of income and cash flow of Seagram for the six months ended June 30, 2000 and the historical unaudited consolidated historical financial statements of CANAL+. The selected unaudited pro forma consolidated financial data have been derived from the unaudited pro forma condensed consolidated financial statements included elsewhere in this document. All selected financial data have been prepared in accordance with U.S. GAAP with the exception of those items indicated by a (1) below.

                                         VIVENDI                                                             CANAL+
                                    -----------------                                                   -----------------
                                    AS OF AND FOR THE                      SEAGRAM                      AS OF AND FOR THE
                                       SIX MONTHS       ---------------------------------------------      SIX MONTHS
                                          ENDED              AS OF AND FOR THE SIX MONTHS ENDED               ENDED
                                      JUNE 30, 2000                     JUNE 30, 2000                     JUNE 30, 2000
                                    -----------------   ---------------------------------------------   -----------------
                                     (MILLIONS OF E)    (MILLIONS OF U.S.$)     (MILLIONS OF E)(2)       (MILLIONS OF E)
INCOME STATEMENT DATA
Revenue...........................        15,715               7,073                   7,402                  1,854
Operating income (loss)...........           608                 115                     120                   (124)
Exceptional items, net............             0                   0                       0                      0
Goodwill amortization.............          (263)                175                     183                    (42)
Minority interest.................          (167)                 (3)                     (3)                     0
Income (loss) from continuing
  operations......................           533                (393)                   (411)                   (90)
Net income (loss).................           533                (393)                   (411)                   (90)
Income (loss) from continuing
  operations per share
  Basic...........................          0.94               (0.90)                  (0.94)                 (0.71)
  Diluted.........................          0.91               (0.90)                  (0.94)                 (0.71)
Net income (loss) per share
  Basic...........................          0.94               (0.90)                  (0.94)                 (0.71)
  Diluted.........................          0.91               (0.90)                  (0.94)                 (0.71)
BALANCE SHEET DATA
Total shareholder's equity........        16,773              12,229                  12,798                  2,286
Minority interest.................         2,183               1,882                   1,970                    214
Total assets......................        70,793              32,808                  34,334                  8,305
Total long-term assets............        44,858              25,009                  26,172                  5,514
Net cash provided by operating
  activities......................           337(1)              672                     703                   (176)(1)
Capital expenditure...............         2,602(1)             (409)                   (428)                  (298)(1)
Net financial debt................        21,654(1)              N/A                     N/A                    N/A

                                      UNAUDITED PRO
                                          FORMA
                                      CONSOLIDATED
                                    -----------------
                                    AS OF AND FOR THE
                                       SIX MONTHS
                                          ENDED
                                      JUNE 30, 2000
                                    -----------------
                                     (MILLIONS OF E)
INCOME STATEMENT DATA
Revenue...........................        22,649
Operating income (loss)...........           (16)
Exceptional items, net............           N/A
Goodwill amortization.............          (748)
Minority interest.................          (164)
Income (loss) from continuing
  operations......................          (471)
Net income (loss).................           N/A
Income (loss) from continuing
  operations per share
  Basic...........................         (0.45)
  Diluted.........................         (0.45)
Net income (loss) per share
  Basic...........................           N/A
  Diluted.........................           N/A
BALANCE SHEET DATA
Total shareholder's equity........        59,039
Minority interest.................         4,366
Total assets......................       139,046
Total long-term assets............       105,506
Net cash provided by operating
  activities......................           N/A
Capital expenditure...............           N/A
Net financial debt................           N/A

---------------
(1) Amounts provided for Vivendi and CANAL+ have been determined in accordance with French GAAP.

(2) For convenience purposes, we have also presented Seagram data in euros, calculated at the exchange rate of U.S.$1 = E1.0465, which was the noon buying rate at June 30, 2000.

     The selected historical financial data of Vivendi, CANAL+ and Seagram as of and for the year ended December 31, 1999 have been derived from the historical consolidated financial statements of Vivendi as they appear elsewhere in this document, the unaudited historical operating results of Seagram for the six months ended June 30, 2000 and the six months ended December 31, 1999 and the historical consolidated financial statements of CANAL+. The selected unaudited pro forma consolidated financial data have been derived from the unaudited pro forma condensed consolidated financial statements included elsewhere in this document.

                                                                                                                  UNAUDITED PRO
                                                                                                                      FORMA
                                  VIVENDI                                                        CANAL+           CONSOLIDATED
                             -----------------                   SEAGRAM                    -----------------   -----------------
                             AS OF AND FOR THE   ----------------------------------------   AS OF AND FOR THE   AS OF AND FOR THE
                                YEAR ENDED             AS OF AND FOR THE YEAR ENDED            YEAR ENDED          YEAR ENDED
                             DECEMBER 31, 1999              DECEMBER 31, 1999               DECEMBER 31, 1999   DECEMBER 31, 1999
                             -----------------   ----------------------------------------   -----------------   -----------------
                              (MILLIONS OF E)    (MILLIONS OF U.S.$)   (MILLIONS OF E)(1)    (MILLIONS OF E)     (MILLIONS OF E)
INCOME STATEMENT DATA
Revenue....................       36,543               15,351                16,065               3,282              40,581
Operating income...........         (679)                 428                   448                (179)             (1,617)
Exceptional items, net.....            0                  (84)                  (88)                  0                 N/A
Goodwill amortization......          766                  350                   366                 (69)             (1,674)
Minority interest..........           24                   11                    12                  19                 101
Income from continuing
  operations...............          246                  265                   277                (252)               (766)
Net income.................          246                  181                   189                (252)                N/A
Income from continuing
  operations per share.....
  Basic....................         0.48                 0.63                  0.66               (2.01)              (0.77)
  Diluted..................         0.47                 0.62                  0.65               (2.01)              (0.77)
Net income per share.......
  Basic....................         0.48                 0.43                  0.45               (2.01)                N/A
  Diluted..................         0.47                 0.42                  0.44               (2.01)                N/A

---------------
(1) For convenience purposes, we have also presented Seagram data in euros, calculated at the exchange rate of U.S.$1=E1.0465, which was the noon buying rate on June 30, 2000.

                                  RISK FACTORS

     An investment in Vivendi Universal ordinary shares represented by Vivendi Universal ADSs involves a high degree of risk. In addition to the other information contained in this document, you should carefully consider the following risk factors in deciding whether to exchange your exchangeable shares for Vivendi Universal ADSs.

     THE EXCHANGE OF EXCHANGEABLE SHARES IS GENERALLY A TAXABLE EVENT

     The exchange of exchangeable shares for Vivendi Universal ordinary shares represented by ADSs is generally a taxable event in Canada under current law. Your tax consequences can vary depending on a number of factors, including the method of the exchange (redemption or purchase). See "Tax Information." You should consult your own tax advisor as to the tax consequences to you of exchanging your exchangeable shares for ADSs representing Vivendi Universal ordinary shares.

     VIVENDI UNIVERSAL ORDINARY SHARES AND ADSS WILL BE FOREIGN PROPERTY IN CANADA, THEREBY CAUSING OTHER POSSIBLE ADVERSE TAX IMPLICATIONS

     Vivendi Universal ordinary shares and ADSs will be foreign property in Canada and may subject some otherwise tax exempt entities holding Vivendi Universal ordinary shares or ADSs to tax. Vivendi Universal ordinary shares and ADSs will be foreign property in Canada for trusts governed by registered pension plans, registered retirement savings plans, registered retirement income funds and deferred profit sharing plans or for certain persons to whom Part XI of the Income Tax Act (Canada) (Canadian Tax Act) is applicable. Under the Canadian Tax Act, tax is generally imposed on these trusts, plans or persons where the cost amount of foreign property held by such an entity at the end of a month exceeds 30% of the cost amount of all property held by it at the end of a month after the year 2000 (for the year 2000, the limit is 25%). Where there is such excess, tax will be imposed at the rate of 1% per month of the amount of the excess. So long as the exchangeable shares are listed on a prescribed stock exchange in Canada, which includes The Toronto Stock Exchange, and Vivendi Universal Exchangeco maintains a substantial Canadian presence, they will not be considered foreign property under the Canadian Tax Act for these trusts, plans and other tax-exempt persons.

     THE MARKET PRICE FOR VIVENDI UNIVERSAL ORDINARY SHARES OR ADSS MAY DIFFER FROM THE MARKET PRICE OF EXCHANGEABLE SHARES

     Although the exchangeable shares are substantially the economical equivalent of the Vivendi Universal ADSs, the market price of Vivendi Universal ordinary shares or ADSs may not be the same as the market price of the exchangeable shares.

     The exchangeable shares are listed on The Toronto Stock Exchange. The Vivendi Universal ADSs are listed on the NYSE. Although we believe that the market price of our ADSs on the NYSE and any other applicable exchanges and the market price of the exchangeable shares on The Toronto Stock Exchange will reflect essentially equivalent values, there can be no assurances that the market price of the ADSs will be identical, or even similar, to the market price of the exchangeable shares.

     THE INTEGRATION OF SEAGRAM AND CANAL+'S TRANSFERRED BUSINESSES INTO VIVENDI UNIVERSAL MAY BE DIFFICULT AND EXPENSIVE TO ACHIEVE AND MAY NOT RESULT IN THE BENEFITS THAT WE CURRENTLY ANTICIPATE

     The merger transactions present challenges to Vivendi Universal's management, including the integration of Seagram's and CANAL+'s operations and personnel, and special risks, including possible unanticipated liabilities, unanticipated costs, diversion of management attention and loss of personnel. The merger transactions, while expected to be accretive to earnings in future periods, may fail to be accretive or may become accretive later than expected.

     Vivendi Universal may not be able to integrate successfully or manage profitably the operations it has acquired in the merger transactions. Vivendi Universal may not achieve the revenue or profitability increases or cost savings currently anticipated to arise from the merger transactions. To realize the anticipated benefits of the merger transactions, Vivendi Universal's management must implement a business plan that will effectively combine operations that are diverse geographically and in terms of the products and services they offer, as well as in management, compensation and business culture. If Vivendi Universal's management is not able to implement a business plan that effectively integrates its operations, the anticipated benefits of the merger transactions may not be realized.

     VIVENDI UNIVERSAL MAY SUFFER REDUCED PROFITS OR LOSSES AS A RESULT OF INTENSE COMPETITION

     Most of the industries in which Vivendi Universal operates are highly competitive and require substantial human and capital resources. Many other companies serve each of the markets in which Vivendi Universal competes. From time to time, its competitors may reduce their prices in an effort to expand market share. Competitors also may introduce new technology or services or improve the quality of their service. Vivendi Universal may lose business if it is unable to match the prices, technologies or service quality offered by its competitors.

     In addition, content and integration of content with communications access are increasingly important parts of the communications business and are key elements of Vivendi Universal's strategy. In accordance with that strategy, its communications business relies on some important third-party content. For example, CANAL+ acquires rights to show feature films and sports events as elements of its programming. As the communications business becomes more competitive, the cost of obtaining this third-party content could increase. Any of these competitive effects could have an adverse effect on Vivendi Universal's business and financial performance.

     VIVENDI UNIVERSAL MAY NOT BE ABLE TO RETAIN OR OBTAIN REQUIRED LICENSES, PERMITS AND APPROVALS

     Vivendi Universal needs to obtain a variety of permits and approvals from regulatory authorities to conduct and expand its businesses. The process for obtaining these permits and approvals is often lengthy, complex and unpredictable. Moreover, the cost of obtaining permits and approvals may be prohibitive. If Vivendi Universal is unable to obtain the permits and approvals it needs to conduct and expand its businesses at a reasonable cost and in a timely manner, in particular, licenses to provide telecommunications services, its ability to achieve its strategic objectives could be impaired. In addition, the regulatory environment in which Vivendi Universal's businesses operate is complex and subject to change, and adverse changes in that environment could also impose costs on, or limit the revenue of, Vivendi Universal.

     DEMAND FOR VIVENDI UNIVERSAL'S INTEGRATED COMMUNICATIONS AND ENVIRONMENTAL MANAGEMENT SERVICES MAY BE LESS THAN VIVENDI UNIVERSAL EXPECTS

     Vivendi Universal believes that important factors driving its growth in the next several years will be increased demand for (1) integrated communications and content services that are accessible through a variety of communications devices and (2) large-scale, integrated environmental management services. Although Vivendi Universal expects markets for both types of services to develop rapidly, its expectations may not be realized. If either market does not grow as quickly as it expects, or at all, Vivendi Universal's profitability and the return it earns on many of its investments may suffer.

     VIVENDI UNIVERSAL MAY HAVE DIFFICULTY ENFORCING ITS INTELLECTUAL PROPERTY RIGHTS

     The decreasing cost of electronic equipment and related technology has made it easier to create counterfeit versions of audio and audiovisual products such as compact discs and videotapes. A substantial portion of Vivendi Universal's revenue will come from the sale of audio and audiovisual products potentially subject to counterfeiting. Similarly, advances in Internet technology have increasingly made it possible for computer users to share audio and audiovisual information without the permission of the copyright owners and without paying royalties to holders of applicable intellectual property rights or other rights. Intellectual property rights to information that is potentially subject to widespread, uncompensated dissemination on the Internet will represent a substantial portion of the market value of Vivendi Universal. If Vivendi Universal fails to obtain appropriate relief through the judicial process, or if it fails to develop effective means of protecting its intellectual property or entertainment-related products and services that will generate profits notwithstanding potentially widespread infringements of its intellectual property rights, its results of operations and financial position may suffer.

     VIVENDI UNIVERSAL MAY NOT BE ABLE TO MEET ANTICIPATED CAPITAL REQUIREMENTS FOR CERTAIN TRANSACTIONS

     Vivendi Universal routinely engages in projects that may require it to seek substantial amounts of funds through various forms of financing. Its ability to arrange financing for projects and the cost of capital depends on numerous factors, including general economic and capital market conditions, availability of credit from banks and other financial institutions, investor confidence in Vivendi Universal's businesses, success of current projects, perceived quality of new projects and tax and securities laws that are conducive to raising capital. In addition, Vivendi Universal's future operations are expected to be financed in part by a portion of the proceeds it expects to receive from the sale of Seagram's Spirits and Wine business. While Vivendi Universal and certain of its subsidiaries have entered into a contract for the sale of the Spirits and Wine business, that contract is subject to conditions. If the conditions for the sale of the Spirits and Wine business are not satisfied, Vivendi Universal may need to pursue alternative transactions and may have to seek alternative forms of financing as a result. Vivendi Universal may forego attractive business opportunities and lose market share if it cannot secure financing on satisfactory terms.

     VIVENDI UNIVERSAL'S CONTENT ASSETS MAY NOT BE COMMERCIALLY SUCCESSFUL

     Vivendi Universal expects a significant amount of its revenue to come from the production and distribution of content offerings such as feature films, television series and audio recordings. The success of content offerings depends primarily upon their acceptance by the public, which is difficult to predict. The commercial success of a film, television series or record depends on the quality and acceptance of competing offerings released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change quickly. Particularly because we expect the popularity of Vivendi Universal's content offerings to be a significant factor driving the growth of its communications services, its failure to produce films, television series and audio recordings with broad consumer appeal could materially harm its business and prospects for growth.

     CURRENCY EXCHANGE RATE FLUCTUATIONS MAY NEGATIVELY AFFECT VIVENDI UNIVERSAL'S FINANCIAL RESULTS, THE MARKET VALUE OF THE VIVENDI UNIVERSAL ADSS AND THE VALUE OF DIVIDENDS RECEIVED BY HOLDERS OF VIVENDI UNIVERSAL ADSS

     Vivendi Universal holds assets and liabilities, earns income and pays expenses of its subsidiaries in a variety of currencies. Because its financial statements will be presented in euros, it must translate its assets, liabilities, income and expenses in currencies other than the euro into euros at then-applicable exchange rates when it prepares its financial statements. Consequently, increases and decreases in the value of the euro will affect the value of these items in its financial statements, even if their value has not changed in their original currency. In this regard, an increase in the value of the euro may result in a decline in the reported value, in euros, of Vivendi Universal's interests held in other currencies. Fluctuations in the value of the euro may also affect the market value of the Vivendi Universal ADSs. In addition, when Vivendi Universal pays dividends to holders of Vivendi Universal ADSs, those dividends will be converted from euros to U.S. dollars. As a result, changes in currency exchange rates could affect the value of dividends holders of Vivendi Universal ADSs receive.

     VIVENDI UNIVERSAL MAY NOT BE SUCCESSFUL IN DEVELOPING NEW TECHNOLOGIES OR INTRODUCING NEW PRODUCTS AND SERVICES

     Many of the industries in which Vivendi Universal operates are subject to rapid and significant changes in technology and are characterized by the frequent introduction of new products and services. Pursuit of necessary technological advances may require substantial investments of time and resources and may not succeed in developing marketable technologies. Furthermore, Vivendi Universal may not be able to identify and develop new product and service opportunities in a timely manner. Finally, technological advances may render Vivendi Universal's existing products obsolete, forcing it to write off investments made in those products and services and to make substantial new investments.

     THE MARKET PRICE OF VIVENDI UNIVERSAL SHARES MAY BE SUBJECT TO THE VOLATILITY GENERALLY ASSOCIATED WITH INTERNET AND TECHNOLOGY COMPANY SHARES

     The market for shares of Internet and technology companies has recently experienced extreme price and volume volatility that has often been unrelated or disproportionate to the operating performance of those companies. Because the value of Vivendi Universal is based in part on its Internet and other high-technology operations, the price of its shares may be subject to similar volatility.

     PROVISIONS IN MANY OF VIVENDI UNIVERSAL'S ENVIRONMENTAL CONTRACTS MAY CREATE SIGNIFICANT RESTRICTIONS OR OBLIGATIONS ON VIVENDI UNIVERSAL'S BUSINESS OR ALLOW VIVENDI UNIVERSAL'S CUSTOMERS TO MODIFY OR TERMINATE THOSE CONTRACTS

     Contracts with governmental authorities make up a significant percentage of Vivendi Environnement's revenue. For a description of Vivendi Environnement, see "Vivendi." Vivendi Environnement is subject to various statutes and regulations that apply to companies contracting with the government that differ from laws governing private contracts. In civil law countries such as France, for instance, government contracts often allow the applicable governmental authority to modify or terminate the contract unilaterally in certain circumstances. Modifications or terminations of Vivendi Environnement's government contracts could, to the extent it is not entitled to compensation in those instances, reduce its revenue and profits.

     Some of Vivendi Environnement's contracts allow its customers to assess a penalty, or to terminate the contract, if Vivendi Environnement fails to meet specified operating standards. Vivendi Environnement's inability to meet specified operating standards could hurt its business if customers were to terminate or reduce their payments under a number of these contracts.

     VIVENDI UNIVERSAL MAY INCUR ENVIRONMENTAL LIABILITY IN CONNECTION WITH PAST, PRESENT AND FUTURE OPERATIONS

     Vivendi Universal, primarily through its subsidiary Vivendi Environnement, is subject to extensive and increasingly stringent environmental laws and regulations. These laws and regulations govern, among other things, the quality of water intended for human consumption, the collection, treatment and discharge of waste water, the operation of landfills, the collection and disposal of hazardous waste and the operation of municipal waste incineration plants. In some circumstances, Vivendi Universal or Vivendi Environnement could be required to pay fines or damages under these environmental laws and regulations even if:

     - it exercises due care in conducting its operations;

     - it complies with all applicable laws and regulations; and

     - the quantity of pollutant at issue is very small.

     In addition, courts or regulatory authorities may require Vivendi Universal or Vivendi Environnement to undertake investigatory and/or remedial activities, curtail operations or close facilities temporarily or permanently in connection with applicable environmental laws and regulations. Vivendi Universal or Vivendi Environnement could also become subject to claims for personal injury or property damage. Being required to take these actions, or to pay environmental damages, could substantially impair Vivendi Universal's or Vivendi Environnement's business or affect their ability to obtain new business.

     SOME PROVISIONS OF VIVENDI UNIVERSAL'S STATUTS COULD HAVE ANTI-TAKEOVER EFFECTS

     Vivendi Universal's statuts contain provisions that are intended to impede the accumulation of Vivendi Universal shares by third parties seeking to gain a measure of control of Vivendi Universal, or so-called "creeping takeovers." For example, Vivendi Universal's statuts adjust the rights of shareholders that own in excess of 2% of its total voting power through the application of a formula pursuant to which the voting power of those shareholders will be equal to that which they would possess if 100% of Vivendi Universal's shareholders were present or represented at the meeting at which the vote in question takes place. See "Vivendi Universal -- Vivendi -- Description of Business -- Business as a Whole -- Legal Proceedings" and "Description of Vivendi Universal ADSs -- Voting Rights." In addition, Vivendi Universal's statuts provide that any person or group that fails to notify the company within 15 days of acquiring or disposing of 0.5% or any multiple of 0.5% of the company's shares may be deprived of voting rights for those shares in excess of the unreported fraction.

    AS A "FOREIGN PRIVATE ISSUER," VIVENDI UNIVERSAL IS EXEMPT FROM A NUMBER OF RULES UNDER THE EXCHANGE ACT AND, ACCORDINGLY, IS PERMITTED TO FILE LESS INFORMATION WITH THE SEC THAN A COMPANY INCORPORATED IN THE UNITED STATES

     As a "foreign private issuer," Vivendi Universal is exempt from rules under the U.S. Securities Exchange Act of 1934 that impose certain disclosure and procedural requirements in connection with proxy solicitations under Section 14 of the Exchange Act. In addition, Vivendi Universal's officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder with respect to their purchases and sales of Vivendi Universal shares. Moreover, Vivendi Universal is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     The SEC encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This prospectus contains "forward-looking statements."

     Words such as "anticipate," "estimate," "expects," "projects," "intends," "plans," "believes," "will" and words and terms of similar substance used in connection with any discussion of future operating or financial performance of Vivendi Universal, including Vivendi, Seagram and CANAL+, identify forward-looking statements. All forward-looking statements are management's present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The risks related to the business of Vivendi Universal discussed under "Risk Factors," among others, could cause actual results to differ materially from those described in, or otherwise projected or implied by, the forward-looking statements. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or such prior date as of which those statements were made. None of Vivendi, Seagram, CANAL+ or Vivendi Universal is under any obligation, and each expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

     For additional information about Seagram that could cause actual results to differ materially from those described in, or otherwise projected or implied by, the forward-looking statements, please see the reports that Seagram has filed with the SEC and applicable Canadian securities regulatory authorities.

     All subsequent forward-looking statements are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

                              PLAN OF DISTRIBUTION

METHOD AND EXPECTED TIMETABLE

     The Vivendi Universal ordinary shares represented by Vivendi Universal ADSs offered by this prospectus will be issued to holders of exchangeable shares upon optional redemptions by the holders, upon mandatory redemption of the exchangeable shares or upon specified liquidation and other events relating to Vivendi Universal Exchangeco or Vivendi Universal, in each case as described below.

     OPTIONAL REDEMPTION BY HOLDERS

     The holders of exchangeable shares are entitled at any time to require Vivendi Universal Exchangeco to redeem, subject to the overriding call right of Vivendi Universal Holdings, a wholly owned Canadian subsidiary of Vivendi Universal, any or all of their exchangeable shares for consideration per exchangeable share consisting of one Vivendi Universal ADS and an amount in cash equal to the declared and unpaid dividends on one exchangeable share. In order to exercise this right, a holder of exchangeable shares must deliver to Vivendi Universal Exchangeco at its registered office or at any office of Vivendi Universal's registrar and transfer agent specified in a notice to the holder, among other things, the required written request and the certificates representing the exchangeable shares. The holder must state in the request the business day on which the holder desires Vivendi Universal Exchangeco to redeem the exchangeable shares, provided that this date may not be less than 10 business days nor more than 15 business days after the date on which the written request is received by Vivendi Universal Exchangeco. If no business day is specified by the holder in the request, the date of redemption will be the 15th business day after the date on which the written request is received by Vivendi Universal Exchangeco. If the date of redemption is not a Tuesday or Friday, whether or not specified by the holder, it will be the nearest following Tuesday or Friday, provided such day is a business day.

     In the event that a holder of exchangeable shares exercises this right to require that Vivendi Universal Exchangeco redeem any of its exchangeable shares, Vivendi Universal Holdings will have an overriding right to purchase all but not less than all of those exchangeable shares for consideration per exchangeable share consisting of one Vivendi Universal ADS and an amount in cash equal to the declared and unpaid dividends on one exchangeable share.

     Vivendi Universal Exchangeco will immediately notify Vivendi Universal Holdings of any redemption request and will provide Vivendi Universal Holdings a copy of the written request. Vivendi Universal Exchangeco will notify the holder if Vivendi Universal Holdings will not be exercising its overriding call right. If Vivendi Universal Holdings notifies Vivendi Universal Exchangeco that it wishes to exercise its overriding call right, which notice must be given within five business days of receipt by Vivendi Universal Holdings of a copy of the redemption request, and the holder does not revoke its request, as described below, Vivendi Universal Holdings will purchase the exchangeable shares on the date specified for redemption for the same consideration per exchangeable share as on a redemption as described above.

     A holder of exchangeable shares may revoke its redemption request, by notice in writing to Vivendi Universal Exchangeco, at any time prior to the close of business on the business day preceding the contemplated date of redemption, in which case the applicable exchangeable shares will not be purchased by Vivendi Universal Holdings or redeemed by Vivendi Universal Exchangeco.

     If Vivendi Universal Exchangeco is not permitted by solvency requirements or other provisions of applicable law to redeem all the exchangeable shares that a holder demands be redeemed, Vivendi Universal Exchangeco will redeem only that number of exchangeable shares of the holder as would not be contrary to those provisions of applicable law. In that event, the holder of exchangeable shares will be deemed to have instructed the trustee under the exchange trust agreement to require Vivendi Universal to purchase the exchangeable shares not redeemed by Vivendi Universal Exchangeco for consideration per exchangeable share consisting of one Vivendi Universal ADS and an amount in cash equal to the declared and unpaid dividends on one exchangeable share.

     MANDATORY REDEMPTION BY VIVENDI UNIVERSAL EXCHANGECO

     On the redemption date, as described below, subject to Vivendi Universal Holdings' overriding call right, Vivendi Universal Exchangeco will redeem all the outstanding exchangeable shares for consideration per exchangeable share consisting of one Vivendi Universal ADS and an amount in cash equal to the declared and unpaid dividends on one exchangeable share.

     The "redemption date" is the date established by the board of directors of Vivendi Universal Exchangeco for the redemption by Vivendi Universal Exchangeco of all the outstanding exchangeable shares, which will not be earlier than the thirtieth anniversary of the date that is fourteen days before the effective date of the arrangement unless:

     - the number of outstanding exchangeable shares (other than those held by Vivendi Universal and its affiliates) is less than a number equal to 5% of the number of exchangeable shares issued in connection with the arrangement (as that number may be adjusted by the board of directors of Vivendi Universal Exchangeco to give effect to any subdivision or consolidation of or stock dividend on the exchangeable shares or other specified events) in which case the board of directors of Vivendi Universal Exchangeco may accelerate the redemption date to an earlier date upon at least 60 days' prior written notice to the holders of the exchangeable shares and the trustee under the exchange trust agreement;

     - each of the following occurs: (1) a matter arises on which the holders of exchangeable shares are entitled to vote as shareholders of Vivendi Universal Exchangeco (other than a matter described in the next bullet point); (2) the board of directors of Vivendi Universal Exchangeco has received an opinion from an internationally recognized investment bank confirming that the economic equivalence of the exchangeable shares and the Vivendi Universal ADSs is maintained after giving effect to the matter; (3) the board of directors of Vivendi Universal Exchangeco has determined, in good faith and in its sole discretion, that it is not reasonably practicable to accomplish the business purpose intended by the matter (which business purpose must be bona fide and not for the primary purpose of causing the occurrence of the redemption date) in any other commercially reasonable manner that does not result in the holders of exchangeable shares being entitled to vote as shareholders of Vivendi Universal Exchangeco; and (4) the holders of exchangeable shares fail to take the necessary action at a meeting or other vote of the holders of exchangeable shares to approve or disapprove, as applicable, the matter, in which case the redemption date will be the business day following the date on which the holders of exchangeable shares failed to take the necessary action; or

     - each of the following occurs: (1) a matter arises on which the holders of exchangeable shares are entitled to vote as shareholders of Vivendi Universal Exchangeco in order to approve any change to, or in the rights of the holders of, the exchangeable shares; (2) the change is necessary to maintain the economic equivalence of the exchangeable shares and the Vivendi Universal ADSs; (3) the board of directors of Vivendi Universal Exchangeco has received an opinion from an internationally recognized investment bank confirming that the economic equivalence of the exchangeable shares and the Vivendi Universal ADSs is maintained after giving effect to the change; and (4) the holders of exchangeable shares fail to take the necessary action at a meeting or other vote of the holders of exchangeable shares to approve or disapprove, as applicable, the change, in which case the redemption date will be the business day following the date on which the holders of exchangeable shares failed to take the necessary action.

     Vivendi Universal Holdings will have an overriding right to purchase on the redemption date all the outstanding exchangeable shares (other than those held by Vivendi Universal and its affiliates) for consideration per exchangeable share consisting of one Vivendi Universal ADS and an amount in cash equal to the declared and unpaid dividends on one exchangeable share.

     Vivendi Universal Exchangeco must notify the holders of exchangeable shares in writing at least 30 days before redeeming the exchangeable shares (or before purchase by Vivendi Universal Holdings pursuant to its overriding call right) on the thirtieth anniversary of the date that is fourteen days before the effective date of arrangement or as described in the first bullet point above. In the case of a redemption described in the second or third bullet points above, Vivendi Universal Exchangeco must give written notice as many days before the redemption date (or the date of purchase by Vivendi Universal Holdings) as its board of directors determines to be reasonably practicable in the circumstances. However, the accidental failure to give notice of a redemption described under the first, second or third bullet points above will not invalidate the redemption.

     The exchangeable shares held by a holder will also be automatically redeemed if that holder commences a formal proceeding before a court or regulatory body claiming any economic entitlement as a result of the holder's interest in the Vivendi Universal voting rights accompanying the holder's exchangeable shares. In such an event, the redemption date for that holder will be the date on which the holder commences the proceeding.

     LIQUIDATION RIGHTS WITH RESPECT TO VIVENDI UNIVERSAL EXCHANGECO

     In the event of the liquidation, dissolution or winding-up of Vivendi Universal Exchangeco or any other distribution of the assets of Vivendi Universal Exchangeco among its shareholders for the purpose of winding up its affairs:

     - each exchangeable share will entitle its holder, subject to applicable law and to Vivendi Universal Holdings' overriding call right, to receive from the assets of Vivendi Universal Exchangeco on a preferential basis to the common shares and to shares ranking junior to the exchangeable shares one Vivendi Universal ADS and an amount in cash equal to the declared and unpaid dividends on one exchangeable share; and

     - Vivendi Universal Holdings will have an overriding right to purchase all of the outstanding exchangeable shares (other than those held by Vivendi Universal or its affiliates) for consideration per exchangeable share consisting of one Vivendi Universal ADS and an amount in cash equal to the declared and unpaid dividends on one exchangeable share.

     In the event Vivendi Universal Exchangeco institutes, consents to or fails to contest in good faith within 30 days any bankruptcy, insolvency or winding up proceedings, admits in writing its inability to pay its debts generally as they become due, takes other specified actions indicating insolvency or fails for solvency reasons to redeem exchangeable shares upon being required to redeem such shares by the holder, then each holder of exchangeable shares (other than Vivendi Universal and its affiliates) will be entitled to instruct the trustee under an exchange trust agreement with Vivendi Universal and Vivendi Universal Exchangeco to require Vivendi Universal to purchase from the holder any or all of the exchangeable shares held by the holder for consideration per exchangeable share consisting of one Vivendi Universal ADS and an amount in cash equal to the declared and unpaid dividends on one exchangeable share. As soon as practicable after the occurrence of one of the insolvency events described in the preceding sentence, Vivendi Universal Exchangeco and Vivendi Universal will give written notice to the trustee, and as soon as practicable after receiving that notice, the trustee will notify each holder of exchangeable shares, advising each holder of its rights described in this paragraph.

     LIQUIDATION RIGHTS WITH RESPECT TO VIVENDI UNIVERSAL

     Upon the occurrence of specified events relating to the voluntary or involuntary liquidation, dissolution, winding-up or other distribution of the assets of Vivendi Universal among its shareholders for the purpose of winding up its affairs, Vivendi Universal will be required, without any action by any party, to exchange on the fifth business day before the effective date of the event all the outstanding exchangeable shares for consideration per exchangeable share consisting of one Vivendi Universal ADS and an amount in cash equal to the declared and unpaid dividends on one exchangeable share.

FRACTIONAL VIVENDI UNIVERSAL ADSS

     In the event of any exchange or transfer of exchangeable shares for Vivendi Universal ADSs, including upon the redemption date, an optional redemption at the request of a holder, the insolvency, dissolution or winding-up of Vivendi Universal Exchangeco or Vivendi Universal or the exercise by Vivendi Universal

Holdings of any of its overriding call rights, a holder of exchangeable shares who would otherwise be entitled to receive a fractional Vivendi Universal ADS upon the exchange or transfer will only be entitled to receive a cash payment equal to such fractional interest multiplied by the market price of Vivendi Universal ADSs.

OFFER STATISTICS

     The number of exchangeable shares issued in the merger transactions and which may be exchanged for Vivendi Universal ADSs, as described above, is .80. As described above, no consideration will be required upon such exchanges.

                               VIVENDI UNIVERSAL

     Following the completion of the merger transactions, Vivendi Universal is one of the world's leading media and communications companies, with assets including the world's largest recorded music company, one of the largest film libraries in the world and leading businesses in the telecommunications, television, publishing and Internet industries. We believe that Vivendi Universal will become a fully integrated global media and communications company capable of providing a diverse array of entertainment and information over wired and wireless access devices using cable, Internet, satellite and broadcast networks.

     Vivendi Universal is the surviving entity of the merger transactions among Vivendi, Seagram and CANAL+.

     The merger transactions completed on December 8, 2000 included the following:

     - The merger of Vivendi into its wholly owned subsidiary Vivendi Universal;

     - Vivendi Universal's acquisition of all the businesses of CANAL+ not subject to a French law that prohibits any person from owning more than 49% of a French television broadcaster; CANAL+'s French premium pay television channel was retained by CANAL+. Public CANAL+ shareholders retained their 51% interest in CANAL+ and Vivendi Universal now holds the remaining 49%; and

     - Vivendi Universal's combination, through its subsidiaries, with Seagram in accordance with a plan of arrangement under Canadian law.

     Vivendi Universal is the surviving entity of the merger transactions among Vivendi, Seagram and CANAL+. We have set forth below a description of those businesses, which currently comprise or are owned by Vivendi Universal.

RECENT DEVELOPMENTS

     CLOSING OF SITHE SALE

     In December 2000, Vivendi Universal, along with other shareholders of Sithe North America ("Sithe") finalized the sale of a 49.9% stake in Sithe to Peco Energy Company ("Peco") for $696 million. After tax, the net proceeds of the transaction to Vivendi Universal were $475 million. Following the transaction, Peco is the controlling shareholder of Sithe; Vivendi Universal retains an interest of 34%. For a period of three years beginning in 2002, Vivendi Universal can put to Peco, or Peco can call, Vivendi Universal's remaining interest. As a result of the transaction, Vivendi Universal will no longer consolidate Sithe's results of operations for accounting purposes.

     AGREEMENT TO SELL SEAGRAM'S SPIRITS AND WINES BUSINESS

     In December 2000, Vivendi Universal entered into an agreement for the sale of Seagram's Spirits and Wine business to Diageo and Pernod Ricard for $8.15 billion, subject to regulatory approvals. Net proceeds after taxes to Vivendi Universal are expected to be approximately $7.7 billion. Seagram's Spirits and Wines business generated revenues of $5.1 billion in fiscal 2000. It has global responsibility for all production, brand management and marketing, sales and distribution of Seagram beverage alcohol brands throughout more than 190 countries and territories. Its portfolio of brands includes Chivas Regal, Royal Salute and The Glenlivet Scotch Whiskies, Crown Royal and Seagram's V.O. Canadian Whiskies, Captain Morgan Rum, Seagram's 7 Crown American Blended Whiskey, Don Julio Tequila, Martell Cognacs, Seagram's Extra Dry Gin and Sterling Vineyards Wines. The Spirits and Wines business also distributes ABSOLUT VODKA, owned by V&S Vin & Sprit AB, and Mumm and Perrier-Jouet Champagnes in the U.S. and major international markets.

     CANAL+'S INTENTION TO SELL ITS STAKE IN EUROSPORT

     CANAL+ announced its intention to sell its 49.5% stake in European sports channel Eurosport and plans to launch its own rival channel. CANAL+ will remain a distribution channel for Eurosport. CANAL+ intends to launch its competing sports channel in approximately one year, following the expiration of a non-compete agreement among the Eurosport shareholders.

     PURCHASE OF INTEREST IN MAROC TELECOM

     In December 2000, Vivendi Universal announced that it had acquired a 35% stake in Moroccan telecommunications operator Maroc Telecom for approximately E2.3 billion. Maroc Telecom, which operates fixed-line and mobile telephone networks in Morocco, is estimated to have generated revenue of approximately E1.3 billion in 2000. In cooperation with Maroc Telecom, Vivendi Universal intends to develop high-speed Internet access services in Morocco using UMTS and ADSL technology.

                                    VIVENDI

     Except as otherwise indicated, this section describes the businesses, results of operations and competitive positions of Vivendi, the predecessor company of Vivendi Universal, as of the date immediately preceding the completion of the merger transactions.

     Vivendi is one of Europe's largest companies with revenue in 1999 of E41.6 billion. Its businesses are focused primarily on two core areas: communications (1999 revenue of E8.6 billion) and environmental management services (1999 revenue of E22.4 billion). It operates a number of leading and increasingly integrated businesses within these core areas:

      CORE AREAS/SEGMENTS:             KEY SUBSIDIARIES/BRANDS:
---------------------------------  ---------------------------------
COMMUNICATIONS
Telecommunications                 Cegetel
Multimedia and Publishing          Havas
Audiovisual and Pay Television     CANAL+
Internet                           Vivendi Net

ENVIRONMENT
Water                              Vivendi Water
Waste Management                   Onyx
Transportation                     Connex
Energy                             Dalkia

     Vivendi is a leading European provider of communications services, and is integrating its diverse array of telecommunications, Internet and media assets to take advantage of the growing convergence of communications access and content. Through its environmental management services businesses, it is a leader in the development of new environmental management services that allow it to take advantage of an unsurpassed geographic reach and multi-service expertise and experience. As part of its strategy of focusing on these core areas, it is in the process of divesting substantial non-core real estate and construction businesses held through its subsidiary Vivendi Valorisation and its investment in Vinci (Vivendi uses the term "subsidiary" to refer to companies over which it has effective control, and the term "investment" to refer to companies in which it has an economic interest but does not control). Vivendi views its real estate and construction businesses as non-core activities that do not play an important role in Vivendi's corporate strategy. It also intends to divest its interest in Sithe Energies, Inc., a U.S. independent power generation company.

     The following table shows for the last three fiscal years the respective percentage contribution of Vivendi's businesses by geographical market to its consolidated revenue, after the elimination of inter-segment transactions. The percentage in each case is based on the location of the subsidiary generating the revenue.

REVENUE

                                COMMUNICATIONS             ENVIRONMENT                  OTHER*                 CONSOLIDATED
                             ---------------------   ------------------------   ----------------------   ------------------------
                             1997    1998    1999     1997     1998     1999    1997    1998     1999     1997     1998     1999
                             -----   -----   -----   ------   ------   ------   -----   -----   ------   ------   ------   ------
Europe.....................  100.0%   96.9%   90.5%    84.2%    88.0%    74.4%   94.7%   95.4%    94.9%    89.2%    89.2%    83.1%
  France...................   98.6%   85.9%   79.7%    62.6%    58.7%    44.4%   70.2%   70.9%    65.8%    67.8%    67.8%    57.1%
Americas...................     --     1.8%    7.1%    12.9%     8.4%    21.7%     .2%     --      1.0%     7.3%     7.3%    13.4%
Rest of the world..........     --     1.3%    1.4%     2.9%     3.6%     3.9%    5.1%    4.6%     4.1%     3.5%     3.5%     3.5%
                             =====   =====   =====   ======   ======   ======   =====   =====   ======   ======   ======   ======
Total (E million)..........  1,666   5,952   8,573   14,326   16,047   22,428   9,485   9,738   10,622   25,477   31,737   41,623

---------------
* The "Other" category consists of Vivendi's non-core construction and real estate businesses. See "-- Other Businesses."

     The table below shows for Vivendi's most recent fiscal year the respective percentage contribution by geographic area to its consolidated earnings before income, taxes and exceptional items ("operating income"), after the elimination of inter-segment transactions. The percentage is based on the location of the subsidiary generating the operating income.

1999 OPERATING INCOME

                                               COMMUNICATIONS    ENVIRONMENT    OTHER    CONSOLIDATED
                                               --------------    -----------    -----    ------------
Europe.......................................       90.5%             71.6%      N/A          76.3%
  France.....................................       85.2%             37.9%      N/A          46.5%
Americas.....................................        9.5%             26.2%      N/A          21.5%
Rest of the world............................         --               2.2%      N/A           2.2%
                                                   =====           =======      ====       =======
          Total (E million)..................      551.6           1,654.2      74.7       2,280.5

OVERALL STRATEGY

     Vivendi's overall goal is to take advantage of the strong internal and external growth opportunities available in the areas of its core operations -- communications and environmental services. It intends to capitalize on its strengths in communications by providing high value-added content and services through a variety of access media: Internet, PC, television, mobile telephony, and print. In environmental services, it plans to expand each of its business segments -- waste, water, energy services and transportation -- through internal growth and acquisitions of existing operations, and to coordinate the operations of those businesses to meet what it believes to be a growing demand for customized, comprehensive packages of environmental management services on a worldwide basis.

HISTORICAL BACKGROUND

     Vivendi is a societe anonyme (i.e., a type of limited liability company) organized under the laws of France. Originally named Compagnie Generale des Eaux, it was founded in 1853. It initially supplied water to Paris and other major European cities. From early on, however, it saw the advantages of expanding its business into other fields, entering the water treatment industry in 1884 and forming a water-related engineering company in 1918.

     Vivendi's diversification into the telecommunications and media industries began in 1983, when it created its subsidiary CANAL+, the first encrypted pay-television channel in Europe, with the Havas media group. In 1987, to capitalize upon its growing expertise in operating communications networks, Vivendi created Societe Francaise de Radiotelephonie ("SFR"), a subsidiary that provides mobile telephone services in France. Pursuing the same strategy, it founded its subsidiary Cegetel, now France's second-largest telecommunications operator, in 1996 with several partners. It currently has a 44% direct and indirect interest in Cegetel (and appoints five of its nine directors), and a 35.2% indirect interest in SFR (and appoints seven of its ten directors). Through a 1998 merger with Havas, Vivendi obtained a substantial position in general publishing and multimedia and became the leading educational publisher in Europe. Havas is now a wholly-owned subsidiary of Vivendi that conducts Vivendi's publishing and multimedia operations. To further expand its content business, Vivendi acquired an additional 15% interest in CANAL+ from Richemont in September 1999, an acquisition that gave Vivendi control of CANAL+. Vivendi now holds a 49% interest in CANAL+ and appoints six of its 13 directors. In addition, three directors, who are also executive officers, serve at Vivendi's discretion. In June 1999, Vivendi acquired a 24.4% stake in British Sky Broadcasting Group ("BSkyB"), the leading pay-television company in the United Kingdom and Ireland. Vivendi has the right to appoint one of the 14 members of BSkyB's board of directors.

     Vivendi agreed to create Vivendi Net in May 2000 as part of its ongoing effort to expand and integrate its portfolio of communications and media assets. Vivendi Net will be a 50/50 joint venture between Vivendi and CANAL+ and will combine most of the Internet operations of CANAL+ and Havas as well as Vivendi's venture capital and start-up company incubation activities. Vivendi's direct and indirect interest in Vivendi

Net will initially be 74.4%; its interest will increase to 100% when the merger transactions are completed. Vivendi intends Vivendi Net to be the vehicle through which it holds its interest in the 50/50 joint venture recently entered into with Vodafone that operates Vizzavi, a multi-access Internet portal that provides seamless, high value-added communications and content services to customers through a variety of communications devices.

     Vivendi has consistently broadened its expertise in environmental services as well. It entered the household waste incineration industry in 1967, and in 1980, acquired Compagnie Generale d'Entreprises Automobiles, a company experienced in transportation and waste management services (its waste management business now operates under the "Onyx" brand, and its transportation business is a separate subsidiary called Connex). In 1981, it further expanded its environmental portfolio by acquiring Compagnie Generale de Chauffe (later renamed Dalkia), one of France's leading energy services companies. In 1998, in order to expand its international reach, Vivendi purchased a 49% interest in a holding company that owns 56.5% of Fomento de Construcciones y Contratas ("FCC"), a Spanish company involved primarily in urban sanitation, construction and cement production. Vivendi also acquired the right to exercise half of the holding company's power to appoint members to FCC's board of directors and executive committee members. Vivendi appointed seven of FCC's 15 current directors and half of its executive committee members. FCC purchased Vivendi's Spanish waste and waste management operations in the same transaction. In 1999, in order to increase its presence in North America, apply its environmental expertise to the market for retail water products and develop its industrial outsourcing business, Vivendi acquired United States Filter Corporation, the leading U.S. water equipment firm. Vivendi further expanded its North American operations through its acquisition of Superior Services, the fourth largest solid waste treatment company in the United States.

     Since 1995, Vivendi has implemented a long-term strategy of focusing on two areas of operations: communications and environmental services. Pursuant to that strategy, Vivendi has made numerous disposals of non-core assets, primarily in the real estate and construction sectors. In 1997, for example, it sold E640 million of real estate assets; it sold an additional E1.2 billion worth of real estate in 1999. In July 2000, it sold Nexity, its wholly-owned real estate subsidiary, and plans to sell its remaining real estate assets as opportunities arise. It sold 34% of its 50.9% interest in Vinci, Europe's leading construction company, in February 2000. It appointed four of Vinci's 18 directors. Disposals in other sectors include its sale of 24.6% of Electrafina, a holding company with investments in Suez Lyonnaise des Eaux, Audiofina and a number of international oil operations, in June 1998, and a variety of Havas' advertising, travel and other operations. Vivendi has also announced its intention to sell its interest in Sithe, and a process designed to lead to a sale is currently underway.

     In May 1998, Vivendi shareholders approved its name change to reflect the expansion of its core businesses in communications and environmental management services as well as the increasingly international scope of its business. At that time Vivendi renamed its major water subsidiary Compagnie Generale des Eaux. In 1999 Vivendi contributed or sold its direct and indirect interests in Compagnie Generale des Eaux, Connex, Onyx, FCC, Dalkia and United States Filter Corporation to Vivendi Environnement. These transactions, along with the consolidation of all its water businesses into Vivendi Water, were designed to focus each of Vivendi's environmental operations on the goal of maintaining its position as the world's leading provider of environmental management services. In July 2000 Vivendi Environnement issued approximately 37% of the share capital of Vivendi Environnement in a public offering in Europe and a private placement in the United States. It now holds a 72% interest in Vivendi Environnement. Through Vivendi Environnement, each of the above-mentioned companies, with the exception of FCC, was a wholly-owned, indirect subsidiary of Vivendi's prior to the public offering and private placement.

                            DESCRIPTION OF BUSINESS

COMMUNICATIONS

     Through its wholly-owned subsidiaries Havas and Vivendi Telecom International ("VTI"), its controlling interests in Cegetel, CANAL+ and Vivendi Net, and its investment in BSkyB, Vivendi is one of Europe's leading telecommunications and media companies. It provides a wide variety of communications, entertainment and educational products and services, from mobile telephone and Internet services to film production and publishing. Its focus is primarily on developing integrated telecommunications and multimedia services for the European market and establishing and developing leading Internet websites and services. It believes that by aggregating its portfolio of communications and media assets, it can capitalize upon rapidly growing demand for diverse but integrated communication and "infotainment" content and services.

COMMUNICATIONS STRATEGY

     Vivendi intends to take advantage of the growing interdependence of content and access occurring in the communications and media industries as a result of technological advances and deregulation. It intends to attract and retain consumers who demand content that is easily accessible from a variety of communications devices. It believes that by aggregating its unique portfolio of content and access assets it can become one of the world's leading communications companies. Its strategy has three primary elements:

     - EXPAND ACCESS

     Through its interests in Cegetel, CANAL+, VTI, and its joint venture with Vodafone, Vivendi has access to the largest aggregate customer base in the European communications industry. It intends to expand its reach further, while minimizing its need to pay high prices for current-generation telecommunications assets and licenses, primarily through:

        -- Internal growth: Vivendi's communications businesses have experienced rapid growth in recent years, particularly its Internet and telecommunications segments. It plans to meet ever-growing demand for advanced communications services by aggressively implementing technological innovations, such as advanced Web television (to be introduced by CANAL+ in 2001). Similarly, Cegetel intends to facilitate the introduction of broadband communications by making substantial investments in next-generation Digital Subscriber Line ("DSL") technology.

        -- Joint ventures, such as a partnership with Vodafone, through which Vivendi will develop, operate and promote Vizzavi, a multi-access Internet portal that will, when fully implemented, be the default Internet home page covering the 80 million subscriptions for telecommunications and pay-television services provided by Vivendi, Vodafone and their affiliates.

        -- Along with each other Cegetel shareholder, Vivendi has agreed to conduct telecommunications business in France only through Cegetel.

        -- Acquisitions in high-growth areas, including Vivendi's recent purchases of interests in PTC, a Polish mobile telephony company, and Magyar Telecom, a Hungarian fixed-line telephony firm.

        -- Selective bids for third-generation Universal Mobile
           Telecommunications System ("UMTS") licenses, such as Vivendi's successful bid for a UMTS license to serve the rapidly-growing Spanish market. UMTS is a high-speed standard for mobile telephony that will allow Vivendi to provide an extensive range of new services, including video telephony and high-speed access to the Internet and to corporate intranets.

     - ENHANCE CONTENT

     Vivendi's strategy is to build European and world leadership in key content areas that can be accessed though the Internet. Through Havas, CANAL+ and Vivendi Net, Vivendi has a wide range of entertainment, educational, multimedia and reference content, including Europe's second largest library of film and television rights, rights to broadcast major sporting events and a collection of popular websites and computer games. Vivendi intends to expand its content offerings further by leveraging its large and loyal telecommunications customer base to obtain broadcasting rights on favorable terms. It also intends to make selected acquisitions in key areas -- for example, its recent acquisition of Prize Central, a company that, when combined with Vivendi Net's WON.com, will be the second-leading on-line game site in the world.

     - INTEGRATE

     Vivendi is in the process of integrating and aggregating its services in two ways. First, it is leveraging and enhancing its communications assets by using them to provide a distribution channel for its multimedia products and services. By featuring Havas-created Wireless Application Protocol games, for example, Vivendi believes that Vizzavi is enhancing both its own value and that of the games. Wireless Application Protocol, or WAP, is an application environment and communication protocol for wireless devices designed to enable independent access to the Internet and advanced telephony services. Vivendi intends to apply the same strategy to the film, music and other content assets acquired as part of the Seagram transaction. Vivendi's entertainment products will also promote its communications networks, as when CANALNUMEDIA takes advantage of the strong CANAL+ brand in building its entertainment-oriented website.

     Second, Vivendi is integrating its communications assets to provide a personalized and consistent user environment, regardless of the mode of access. Vizzavi is the cornerstone of this element of Vivendi's strategy:
     It provides web-based communications services, e-commerce and entertainment in a user-friendly, integrated package that is accessible from mobile telephones, personal data appliances, televisions and PCs. Vivendi introduced Vizzavi in France in June 2000. Together with Vodafone, it plans to introduce it in a number of European countries by the end of 2001.

VIVENDI'S COMMUNICATIONS BUSINESS SEGMENTS

     TELECOMMUNICATIONS

     Through Cegetel and VTI, Vivendi provides a broad range of telecommunications services, including mobile and fixed telephony, Internet access and data services and transmission.

     Telecommunications*

                                                              1999     1998     1997
                                                              -----    -----    -----
                                                                    (E MILLION)
Revenue.....................................................  4,102    2,875    1,618
Adjusted EBITDA**...........................................  1,372      674      331
Operating Income............................................    351       23      188

---------------
 * Cegetel capitalizes and amortizes over a 12-month period subscriber acquisition costs.

** Adjusted EBITDA is defined as operating income before amortization and depreciation, expenses of replacement and repair of installation and equipment owned by local authorities. Vivendi considers operating income to be the key indicator of the operational strength and performance of its business and adjusted EBITDA to be a pertinent comparative measure for investors. Adjusted EBITDA should not be considered an alternative to operating or net income as an indicator of Vivendi's performance, or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles. In addition, adjusted EBITDA, as defined in this prospectus, may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies.

     Cegetel

     Vivendi founded Cegetel in 1996 and currently owns, directly and indirectly, 44% of its outstanding equity. Vivendi owns 9% of the shares directly. It also owns 70% of Compagnie Transatlantique de Radiotelephonie Cellulaire ("Transtel"), which owns 50% plus one of Cegetel's shares, giving Vivendi a 35% indirect stake. SBC International, Inc. ("SBCI") and SBCI International-Societe de Radiotelephonie Cellulaire, Inc. ("SBCI-SRC") together own the remaining 30% of Transtel.

     Vivendi appoints five of Cegetel's nine directors. In addition to SBCI and SBCI-SRC, which together hold a 15% interest in Cegetel through Transtel, Vivendi's current partners in Cegetel are British Telecom ("BT"), which has a 26% stake in the company, and Mannesmann, which owns 15%. Under an agreement with Vodafone, Vivendi has an option to purchase from Mannesmann (which has been acquired by Vodafone) an additional 7.5% indirect interest in Cegetel. Vodafone has also indicated a desire to sell Vivendi a further 7.5% indirect interest, although no definitive agreement has been finalized and we can provide no assurance that such an agreement will be reached. Vivendi describes below the Shareholders' Agreement that governs its participation in Cegetel. See
"-- Shareholders' Agreement."

     Cegetel divides its activities into three parts:

     - Consumer and Professional Division. The Consumer and Professional Division offers three types of service:

        -- Mobile Telephony through SFR. Cegetel offers mobile telephone services through its 80% owned subsidiary SFR (the remaining 20% of which is owned by Vodafone). SFR, an innovator in the French telecommunications market, provides the latest mobile offerings, the most recent being WAP services. SFR customers can use their mobile handsets outside France via roaming agreements with local operators in 90 countries. Cegetel intends to participate in the French government's call for tenders of four nationwide UMTS licenses that we expect will be granted by early 2001.

        -- Fixed Telephony. Since February 1998, Cegetel has offered long distance and international fixed telephone service through Cegetel 7, a company 80% owned by Cegetel and 20% by Telecom Developpement ("TD") (a company that is, in turn, owned 49.9% by Cegetel and 50.1% by Societe Nationale des Chemins de Fer Francais ("SNCF"), the state-owned French railway company).

        -- Internet.  Through Cegetel (37%) and CANAL+ (18%), Vivendi holds a
           55% position in AOL CompuServe France. America Online, Inc. and Bertelsmann hold the remaining 45%. Under the AOL CompuServe France Shareholders' Agreement, no shareholder may provide Internet access services for personal computers in France other than through AOL CompuServe France; this provision, however, does not apply to the operation of Internet websites. Vivendi has announced its decision to sell its interest in AOL CompuServe France.

     - Business Division. Cegetel operates its business marketing division through Cegetel Entreprises (owned 80% by Cegetel and 20% by TD). Cegetel Entreprises offers business customers a variety of services, including:

        -- Wireless and fixed telephony, along with management tools such as call limitation services, consumption reports and grouped bills;

        -- Data transmission;

        -- Internet access, website hosting services, development of e-commerce sites and intranet management; and

        -- Local telephony access through fiber optic loops in 19 heavy-use areas.

     - Network and Information Systems Division. Cegetel's communication networks are operated through its Network and Information Systems Division.

        -- Mobile. SFR operates a dense, high-quality mobile telecommunications network based on the "Global System for Mobile Communications" ("GSM") -- the digital standard currently dominant in Europe. This network is capable of providing service to 97% of the French population and carries 20 million minutes of mobile telephone traffic a day. According to an audit performed by the French government in October 1999, the SFR network ranks first in France in terms of overall quality. SFR intends to introduce General Packet Routing Service ("GPRS") technology that will increase the speed of its network by a factor of ten by 2001.

        -- Local.  Cegetel must pay substantial interconnection fees to France
           Telecom in order to provide local telephone service. To avoid these fees, Cegetel has built 19 fiber optic local loops in dense business districts in cities such as Paris, Lille, Lyon and Marseille. Additionally, Cegetel intends to offer access services based on Asymmetric Digital Subscriber Line ("ADSL") technology, which allows continuous high-speed connections through existing telephone lines, when and if French law is amended to require France Telecom to unbundle its local loop.

        -- Long distance. The backbone of Cegetel's fixed and mobile telecommunications infrastructure is TD's long-distance telecommunications network. TD owns, operates and maintains an entirely digital telecommunications network throughout France, consisting of approximately 14,000 kilometers of high-capacity fiber optic cables.

       Shareholders' Agreement. The governance of Cegetel is subject to a Shareholders' Agreement to which Vivendi is a party, along with BT, Mannesmann, SBCI, SBCI-SRC and Transtel. Among other things, the Shareholders' Agreement provides that:

     - Neither Vivendi, BT, Mannesmann nor SBCI (the "Cegetel Shareholders") can conduct telecommunications business in France or its overseas departments and territories other than through Cegetel. This provision does not apply to the operation of Internet websites.

     - Cegetel's board of directors has nine members, five of whom are nominated by Vivendi, two by BT, one by Mannesmann and one by SBCI. The board of directors of Transtel has six members, four of whom are nominated by Vivendi and two by SBCI.

     - Cegetel can take certain actions only if representatives of each of the Cegetel Shareholders consent. These actions include:

        -- making any change in the scope of its business;

        -- changing any provision of its statuts or amending any shareholders' agreement between it, on the one hand, and any of the Cegetel Shareholders or Vodafone, on the other hand; and

        -- except in limited cases, increasing its share capital with a waiver of preferential subscription rights or merging or dividing Cegetel or selling Cegetel shares to the public.

     - Subject to some exceptions, representatives of BT must also consent to any transaction that would result in a shareholder other than us or Transtel obtaining a greater interest in Cegetel than that held by BT.

     - If all of BT, Mannesmann and SBCI dissent, Vivendi cannot cause Cegetel to:

        -- create or acquire shares in any entity in which Cegetel or companies it controls hold less than 100% of the shares and voting rights; or

        -- subject to some exceptions, acquire, dispose of, lease or loan a material amount of assets or significantly reduce or cease any material business operation.

     - The Cegetel Shareholders' Agreement contains a number of limitations on the transfer of Cegetel Shares:

        -- During a "standstill" period due to expire in 2002, no Cegetel
           Shareholder may transfer its interest in Cegetel except in limited circumstances.

        -- Vivendi may not sell its directly or indirectly held Cegetel shares during the standstill period in an amount that would reduce Vivendi's stake in Cegetel, together with the stake held by Transtel, to less than a majority.

        -- Except in limited circumstances, any other Cegetel Shareholder seeking to dispose of Cegetel shares must first offer such shares to Vivendi. If Vivendi chooses not to exercise its right to purchase shares pursuant to such an offer, the other Cegetel Shareholders must be given an opportunity to purchase the shares in question.

        -- Vivendi may not dispose of any Cegetel shares without first offering those shares to the other Cegetel Shareholders.

     - If a competitor of Cegetel makes an offer for Vivendi, then, subject to the limitations set forth in the section entitled "Take-over" of the Cegetel Shareholders Agreement, the other Cegetel Shareholders have the right to purchase, at fair market value, Vivendi's direct and indirect interest in Cegetel. Those rights are not triggered in the case of a reverse take-over.

     Vivendi does not believe that the merger transactions or the implementation of its plans in connection with Vivendi Universal will implicate any provision of the Cegetel shareholders' agreement.

     Vivendi's Other Telecommunications Interests

     In addition to its investment in Cegetel, Vivendi has also invested in a number of telecommunications companies outside of France through VTI:

     - Xfera. In March, 2000, Xfera, a consortium that Vivendi leads along with Sonera Corp. and ACS Telefonia Movil, won a 20-year license to provide advanced UMTS services in the rapidly growing Spanish mobile telephony market for an up-front payment of E132 million. The Spanish mobile market currently has only three major competitors. Xfera plans to invest E5 billion in Spanish UMTS operations over the next ten years.

     - Elektrim Telekomunikacja. In December 1999 Vivendi entered into an agreement with Elektrim to acquire 49% of Elektrim Telecom, a company that holds 51% of PTC, a Polish mobile telephony operator with 1.7 million subscribers, and 100% of Polish cable television operator Bresnan with 288,000 subscribers.

     - Magyar Telecom. Vivendi operates several regional companies in Hungary that have monopolies for voice telephony on fixed networks. In 1999 Vivendi increased its ownership interest in these companies from 40% to 100%.

     - Monaco Telecom. In June, 1999 Vivendi acquired a 51% interest in Monaco Telecom, the dominant telecommunications operator in the Principality of Monaco. Monaco Telecom has a monopoly in Monaco on voice, data and intermediation between telephony operators until 2023.

     - Kencell. In 1999 Vivendi and its Kenyan partner Sameer won the tender to operate a GSM mobile telephone network in Kenya through Kencell. Vivendi's stake in Kencell is 40%.

     MULTIMEDIA AND PUBLISHING

     Vivendi carries out its publishing and multimedia activities through its wholly-owned subsidiary Havas. With revenue in 1999 of E3.3 billion and operating income of E355 million, Vivendi is one of the leading editors and distributors of multimedia educational, reference and game products in the world. It is also the leading publisher of general interest books and free publications in France. Finally, it is one of continental Europe's leaders in business, professional, educational and reference publishing.

     Multimedia and Publishing

                                                              1999     1998
                                                              -----    -----
                                                               (E MILLION)
Revenue.....................................................  3,317    2,876
Adjusted EBITDA*............................................    417      355
Operating Income............................................    355      252

---------------
* Adjusted EBITDA is defined as operating income before amortization and depreciation, expenses of replacement and repair of installation and equipment owned by local authorities. Vivendi considers operating income to be the key indicator of the operational strength and performance of its business and adjusted EBITDA to be a pertinent comparative measure for investors. Adjusted EBITDA should not be considered an alternative to operating or net income as an indicator of Vivendi's performance, or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles. In addition, adjusted EBITDA, as defined in this prospectus, may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies.

     After a series of disposals of non-core businesses (e.g., the Havas Voyages travel agencies and the Avenir group outdoor advertising business), and a number of important acquisitions (including California-based educational software and games producer Cendant Software, the Spanish textbook publisher Anaya and the U.K.-based MediMedia and Barbour's publishing groups), Havas' business is now organized around two customer-oriented segments: the Business and Professional division and the General Public division.

     Business and Professional

     Havas publishes 80 trade, business and general news press titles, including books, magazines, newspapers, newsletters and scientific journals. This activity accounted for E1.3 billion (or 48%) of Havas' total 1999 revenue. Twenty percent of this revenue was generated outside of France. The business and professionals division operates in the following areas:

     - Medical information. Through Havas MediMedia, Vivendi is the third largest medical information company in the world. We provide a complete line of up-to-date information and support services for health professionals. Vivendi offers products including publications addressed to general practitioners, scientific journals, and books and reviews for students and medical professionals. Vivendi also offers medical reference information that is available in paper, CD-ROM and on-line formats.

     - Information technology. Through 01 Informatique, the leading French information technology weekly, Vivendi reaches over 60% of the IT executives in France and attracts 57% of the recruiting classifieds for the French IT market. Vivendi also publishes the leading Italian professional IT weekly.

     - Construction and public works. Vivendi provides technical, commercial, regulatory and public procurement information to construction and public works professionals and local authorities in France and in the United Kingdom.

     - Economics/Finance/News. Vivendi publishes L'Express and L'Expansion, two of the best known and most influential news and business magazines in France.

     - Free press. Vivendi is the leading publisher of free newspapers in France.

     General Public

     Havas' General Public division produces and distributes educational and reference materials, games and general literature in paper and electronic formats. This division generated revenue in 1999 of E1.5 billion, accounting for 48% of Havas' total publishing and multimedia revenue.

     - Havas Interactive. Vivendi's interactive multimedia activities are conducted through Havas Interactive, which was considerably strengthened by the 1999 acquisition of Cendant Software. Havas Interactive produces on-line games and over 100 educational and reference CD-ROMs in 10 languages. Havas Interactive generates 80% of its revenue in the United States. Vivendi is the leading PC game software developer in the U.S. and second in the world, with games developed under the Sierra, Blizzard, and Davidson brands, including Caesar III, Pharaon, Gabriel, Knight 3 and Starcraft. Vivendi also operates WON.net, the world's leading website in terms of "stickiness," or average time spent per visit. WON.net recently merged with Prize Central to form the world's second-leading on-line game website. In addition, Vivendi is the leading provider of interactive educational products in Europe and second in the world, with brands that include Knowledge Adventures and Coktel, and titles including Jumpstart, Mathblaster, Readingblaster, Classwork, and Katego. Vivendi is also third worldwide in instructional products under the Artist, Masterbook and Generation brands.

     - Education and Reference

          -- Textbooks. Vivendi is the leading publisher of educational textbooks in continental Europe. In France, it holds nearly 40% of the textbook market, and is a leader in textbooks for university level arts and sciences, bringing together famous French brands such as Nathan, Bordas and Armand Colin. Its recent acquisitions of Anaya and Aique, as well as its 50% stake in leading Brazilian publishers Atica and Scipione, have made it the leader in high growth Spanish- and Portuguese-speaking countries. In the fourth quarter of 2000, Havas and Vivendi Net will launch education.com, a website intended to become a leading provider of educational tools for students, teachers and parents. Vivendi intends to launch education.com first in markets where Havas already owns significant educational content, i.e., France, Spain, the United States and Germany.

          -- Reference Materials.  Eight of ten households in France own
             Vivendi's "Larousse" dictionary, a brand synonymous with "dictionary" in French- and Spanish-speaking countries. In addition, Vivendi publishes a wide array of specialized language dictionaries, encyclopedias and other reference books.

     - Literature. Vivendi is the leading publisher in France of literature addressed to the general public. It publishes works by authors including Salman Rushdie, Tennessee Williams, Primo Levi, Vladimir Nabokov, Danielle Steel, John Grisham and Ken Follett. It also publishes essays, practical guides, young people's literature and comic books. In addition, Vivendi has a strong presence in French, Spanish and English language books geared to children and adolescents, both in fiction and nonfiction. Vivendi recently secured the exclusive right to publish Star Wars-related books in France until 2006.

     - Book club and on-line sales. France Loisirs, a 50/50 joint venture between Havas and Bertelsmann, is the leading book club in the French market, with 28 million volumes sold annually to nearly 4 million members. BOL France, Vivendi's on-line book selling operation (also a 50/50 joint venture with Bertelsmann), was launched in February 1999 and currently offers 400,000 French-language titles.

     Services

     Havas Services provides promotion, distribution, inventory management and other administrative support services to Vivendi's core publishing and multimedia businesses. Havas Services generated 4% of Havas' total revenue in 1999.

     Technology

     In 1999 Vivendi founded Bookpole, a joint venture with printing company Maury Imprimeur, to provide digital printing services. Digital printing will allow Vivendi to publish titles in response to orders from customers rather than in large pre-sale batches. This will allow Vivendi to reduce the cost of maintaining large inventories. Vivendi also has state of the art billing and invoicing systems and automated platforms for stocking, handling and tracking orders that improve the effectiveness of Vivendi's "old economy" operations and give Vivendi a solid technological base for its e-commerce activities.

     Havas Advertising

     Vivendi has a 19.7% investment in Havas Advertising, the largest communications consultancy in France and fourth worldwide, with more than 8,000 employees and 220 agencies in 65 countries. Vivendi appointed four of Havas Advertising's directors. Its stake will decline to 15% when Havas Advertising completes its acquisition of Snyder Communications.

     AUDIOVISUAL AND PAY TELEVISION

     Vivendi's audiovisual and pay television segment consists primarily of its controlling interest in CANAL+, Europe's leading pay-television company. It also has a substantial investment in BSkyB, the leading pay-television company in the United Kingdom and Ireland.

     Audiovisual and Pay Television*

                                                         1999     1998    1997
                                                         -----    ----    ----
                                                              (E MILLION)
Revenue................................................  1,152    201      47
Adjusted EBITDA**......................................     86     13      (7)
Operating Income.......................................   (103)    (5)    (11)

---------------
 * Does not include Vivendi's stake in BSkyB.

** Adjusted EBITDA is defined as operating income before amortization and depreciation, expenses of replacement and repair of installation and equipment owned by local authorities. Vivendi considers operating income to be the key indicator of the operational strength and performance of its business and adjusted EBITDA to be a pertinent comparative measure for investors. Adjusted EBITDA should not be considered an alternative to operating or net income as an indicator of Vivendi's performance, or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles. In addition, adjusted EBITDA, as defined in this prospectus, may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies.

     CANAL+

     CANAL+ is Europe's leading pay-television company, with over 13.9 million subscriptions. Vivendi co-founded CANAL+ in 1983 and now owns 49% of its equity. French audiovisual law prohibits Vivendi from increasing its ownership in CANAL+ to more than 49%. According to CANAL+'s most recent annual report, no other shareholder holds more than 5%. Vivendi holds six seats on the Board of Directors of CANAL+. Other seats are held by representatives of CANAL+'s management (three seats) and independent members (four seats). CANAL+'s operations are described under "-- CANAL+ -- Activities of CANAL+."

     BSkyB

     Vivendi currently owns 24.4% of BSkyB and has the right to appoint one of its 14 directors. BSkyB operates the leading pay-television broadcasting service in the United Kingdom and Ireland. Its principal activities are the operation and distribution of more than a dozen wholly-owned television channels, the marketing of programming to direct-to-home satellite subscribers, and the operation of a digital broadcast business. BSkyB launched its satellite digital broadcast service in mid-1998, making expanded programming choices and interactivity (such as home shopping, banking services, on-line education, game-playing, and Internet services) available for the first time throughout the United Kingdom. BSkyB established a free Internet service in the United Kingdom and Ireland in 1999. In connection with the approval of the merger transactions by the European Commission, Vivendi Universal has agreed to sell its interest in BSkyB.

     Additional Transactions

     - Lagardere Alliance. In July 2000, pursuant to an alliance between CANAL+ and Lagardere, a French media company, Lagardere acquired a 34% stake in CANALSATELLITE and a 27.4% stake in MultiThematiques. CANAL+ reduced its stake in MultiThematiques to 27.4% (Vivendi reduced its indirect interest to 9%). CANAL+ and Lagardere also set up three joint ventures. The first, 51% owned by Lagardere and 49% by CANAL+, will own and operate existing theme channels and is intended to create others. The second, 51% owned by Lagardere and 49% by CANALSATELLITE, will oversee interactive services for new channels jointly created by CANALSATELLITE and Lagardere. The third, a 50/50 venture between Lagardere and MultiThematiques, will create and distribute new theme-based channels based on Lagardere's international brands such as Elle.

     - Eurosport Acquisition. In May 2000, CANAL+ and TF1 announced that they had acquired interests in Eurosport International and Eurosport France from ESPN.

     - Exchangeable Notes. In July 2000, Vivendi issued a series of exchangeable notes with an aggregate principal amount of E1.44 billion. Each note has a nominal value of E24.22 and is exchangeable for one share of BSkyB stock. Vivendi may elect to give noteholders who exercise their exchange rights the cash equivalent of the then-prevailing market price of the BSkyB stock rather than the stock itself. The notes bear interest at 1% per annum and are scheduled to mature in July 2003.

     INTERNET

     Pursuing its strategy of becoming a leading provider of web-based content and services in Europe, Vivendi has agreed to create Vivendi Net together with CANAL+. In addition to most of its Internet-related activities and those of CANAL+, Vivendi Net will hold the 50% stake Vivendi and CANAL+ collectively hold in the Vizzavi joint venture with Vodafone. Vivendi Net will also hold Vivendi's venture capital funds, Viventures I and Viventures II, and @Viso, Vivendi's start-up company "incubator." Directly and through its interest in CANAL+, Vivendi will initially own 74.4% of Vivendi Net. Following the completion of the Seagram transactions, Vivendi will own 100% of Vivendi Net.

     Vivendi Net

     Vivendi Net's operations are to be organized into the following divisions, all of which will share support functions such as finance, recruiting, e-commerce platforms, public relations, knowledge management, corporate affairs, business development, mergers and acquisitions and in-house legal services.

     - Expansion of Vizzavi. On May 16, 2000, Vivendi signed an agreement with Vodafone pursuant to which Vivendi will create a 50/50 joint venture to operate and promote Vizzavi, a multi-access Internet portal. Vizzavi will from its inception be the default Internet access portal for up to 80 million subscribers of telecommunications and pay television operations in which either Vivendi or Vodafone has a stake (the "local operating companies"). Vizzavi will provide users of televisions, personal computers, mobile telephones and personal data appliances a single, seamless environment for web-based personal communication services, e-commerce and entertainment. It is also a channel for Internet distribution of Vivendi's content assets. Vivendi expects that Vizzavi will create new cross-marketing opportunities by collecting customer data through a personalized interface that each subscriber will create. Under the agreement with Vodafone, Vivendi will cause all providers of Internet content that it owns or controls to first offer that content on arm's length terms to Vizzavi.

       Pursuant to the Vodafone Joint Venture Agreement, the gross margin generated by Vizzavi through advertising, e-commerce transaction commissions and subscription services will be split on a 50/50 basis between Vizzavi and the local operating companies. This arrangement will be reviewed after two years, when it may be adjusted to ensure that it remains fair to all parties. The clearance of the Vodafone Joint Venture Agreement by the European Commission's anti-trust authorities occurred on July 20, 2000. Pending the outcome of the arbitration proceedings brought by BT, Vizzavi was launched in France in June 2000 exclusively as a Vivendi venture. It intends to expand into Germany, Italy and the United Kingdom by the end of 2000, and to create additional subsidiaries in those countries. Twenty percent of the equity in these subsidiaries may be offered, in proportion to the number of subscribers, to some of the local operating companies (i.e., Vodafone UK, SFR, Mannesmann Mobilfunk, Omnitel, CANAL+ and Telepiu), subject to those operators entering into commercial agreements with Vizzavi. Vizzavi intends to extend its operations during 2001 to cover Portugal, Spain, Sweden, Greece and the Netherlands. Vodafone has agreed not to acquire any stake in Vivendi until 2004 unless a third party makes a bid for a controlling interest, any person or entity crosses the 15% ownership threshold in Vivendi's shares or, subject to some exceptions, Vivendi acquires or bids for fixed or mobile telephony operations or licenses in Germany, Italy or the United Kingdom.

     - Planned Integration of i(france). On May 4, 2000 Vivendi acquired i(france), a multiservice portal that serves six European countries. i(france) provides a number of Internet-related services, including e-mail, personal web page and WAP site hosting and intelligent diaries. Vivendi intends to integrate i(france), particularly its website creation and hosting technology, into Vizzavi. i(france) has had more than 2.2 million unique visitors; 4.2 million of its pages were viewed in April 2000.

     - Development of Existing and Future Thematic Portals. Vivendi intends to create leading Internet media brands for services based on thematic categories by leveraging its existing content-related assets, brands and know-how. Each branded category of web-based content and services is being developed as a stand-alone business unit with the flexibility to pursue growth through joint ventures, mergers or public listings. The pan-European scope of such thematic portals is being enhanced by Vizzavi, which features those portals on a preferred, but not exclusive, basis. One group of portals, e-verticals, focuses on healthcare, information technology, financial information, recruitment and local services. Another, e-dutainment, concentrates on movies, sports, games and education.

          -- e-verticals consists of the following existing business units, each of which will be held 50% by Vivendi Net and 50% by Havas:

             -- Healthcare.  @medica is a leading French healthcare website launched in November 1999 with 50,000 users per month. It offers scientific content and services to professionals, supported by Havas' assets in medical press and book publishing. A version aimed at the general public is to be launched in September 2000.

             -- Information technology.  01 Net is a French information technology-related portal launched by Havas in April 2000. It offers a wide range of content and services such as newsletters, downloadable software, product and website directories, information technology-related help services and IT-related recruitment services to professionals and the general public. Three-and-a-half million of its pages were viewed in April 2000.

             -- Financial information.  lavf.com. is a free personal finance portal launched in April 2000. It provides users access to financial markets with real time stock quotes and offers a wide range of finance-related content and services such as historical performance charts, newsletters, finance-related help services and telephone and e-mail alert services. Through a partnership with Vega Finance, it offers access to on-line brokerage services as well.

             -- Directory and transactional services.  Vivendi has recently established a 50/50 joint venture with Scoot to introduce Scoot's innovative combination of business directory and e-commerce services to continental Europe under the "Scoot" brand. Vivendi has not yet determined whether it will transfer its interest in the venture to Vivendi Net.

          -- e-dutainment consists of the following activities currently conducted by CANAL+ or Havas:

             -- Entertainment.  CANALNUMEDIA operates Canal.plus.fr, a leisure portal with one million unique users and 1.4 million pages viewed in April, 2000. CANALNUMEDIA's long-term goal is to establish itself as Europe's leading entertainment portal by building on the strong CANAL+ brand as well as on the relationship that CANAL+ has developed with its customers. CANALNUMEDIA will concentrate on fields in which CANAL+ is well known: sports, movies and music.

             -- On-line games.  Vivendi holds a 50% stake in the company that owns 83% of Flipside.com. Flipside.com will combine Vivendi's WON.net site with the recently acquired Prize Central to become the second leading on-line game site in the world. Flipside will offer a range of on-line entertainment channels, including over 50 games targeting a broad spectrum of users to over 1 million unique visitors per month.

             -- Planned education site.  Vivendi Net, together with Havas, plans to launch education.com, an educational website, in the fourth quarter of 2000. Vivendi intends this site to become one of the first comprehensive on-line education service providers in Europe.

     - Planned Transfer of Venture Capital and Incubation Activities: Vivendi Net will hold (within its e-Vestor business unit) Vivendi's 22% investment in Softbank Capital Partners LP, a venture capital fund with total commitments of U.S.$240 million that invests in young Internet companies. Vivendi Net will also hold Vivendi's 29% investment in Viventures, a E118 million venture capital fund now substantially invested in early stage communications and Internet companies in Europe and the United

       States, as well as Vivendi's soon to be established Viventures II fund. Vivendi intends to pursue its incubator activities through Vivendi Net by contributing to it Vivendi's 50% stake in @Viso, a 50/50 joint venture with Softbank. With total initial committed capital of U.S.$100 million, @Viso is primarily dedicated to facilitating the rapid introduction of Internet companies with business models successful in the United States to continental Europe. It does so by providing equity capital and local market-specific services, including marketing, administration and technical and customization services to companies such as E-Loan Europe, Buy.com Europe, MessageMedia Europe, Interliant Europe and Vstream Europe.

     - Other

          -- E-Carrieres. E-Carrieres is a leading French job recruiting website, offering free on-line recruiting ads, information and services for job seekers and recruiting agencies and companies.

          -- Bonjour.fr. Bonjour.fr is a major French advertising website, with revenue of E420,000 in 1999 and eight million viewed pages in April, 2000. Bonjour.fr has created a number of local portals dedicated to areas including Paris, Lyon, Lille, Montpellier and Rennes.

COMPETITION -- COMMUNICATIONS

     TELECOMMUNICATIONS

     The consumer telecommunications industry in France is currently very competitive and may become more so as a result of the French government's recent decision to award telecommunications licenses to approximately 100 operators (including approximately 12 that may compete significantly with Vivendi). Vivendi competes in this industry primarily through SFR, an 80% owned subsidiary of Cegetel. As of December 31, 1999, SFR had 7.3 million mobile customers, giving it a 35.8% share of the French mobile market measured by volume. SFR's major competitors include France Telecom, which had a market share of 49.7% in 1999, and Bouygues Telecom, which had a 15.5% share. Cegetel 7 had 1.4 million customer lines at the end of 1999, which Vivendi estimates to represent approximately 5.1% of the French long-distance and international telephony market. Cegetel's primary competitor in the long distance and international telephony market is France Telecom, which enjoys significant advantages as a result of its historical position as the dominant provider of telecommunications services in France, including a near monopoly on local traffic. To overcome this situation and be in a position to offer broadband access and related services, Cegetel has developed a strategy of installing fiber optic and radio local loops to avoid, wherever practicable, France Telecom's control over individual consumers' connections to the fixed telephone network.

     The French business telecommunications sector is highly competitive as well. Vivendi estimates that Cegetel has an overall market share of 14.9%, second to France Telecom.

     AOL Compuserve France had approximately 450,000 customers at the end of 1999, representing 17% of the French market. Its main competitors are Wanadoo, a subsidiary of France Telecom, Club Internet, a subsidiary of Deutsche Telekom, and Infonie. Competition has intensified with the introduction of free Internet access in the fall of 1999 by Freeserve and Libertysurf.

     MULTIMEDIA AND PUBLISHING

     Vivendi faces a number of strong competitors across the range of its publishing and interactive multimedia activities in France, in Europe as a whole and worldwide. Bertelsmann is Vivendi's biggest single competitor, as it is, like Vivendi, present in a wide variety of publishing and multimedia markets around the world. Vivendi's business and professional division also faces strong competition from Reed Elsevier and Wolters Kluwer. With regard to its scientific and trade activities in particular, Vivendi's primary competitors are The Thomson Corporation and Harcourt Brace. In the educational, reference, general literature and multimedia sectors, we compete principally with Hachette, Pearson and Harcourt Brace.

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

     AUDIOVISUAL AND PAY TELEVISION

     The European pay-television sector is relatively new, and penetration rates continue to rise significantly. The potential for growth has attracted significant competitors to the French market, including Television Par Satellite (which is owned by TF1, M6, France 2, France 3, France Telecom and Suez Lyonnaise des Eaux). In Spain, CANAL+ competes with Telefonica's subsidiary Via Digital. Competitors in Italy include News Corporation through its investment in Stream. In addition, the introduction of digital distribution methods, including cable and satellite, has enabled new entrants to the European pay television market to compete vigorously. Generally, competition is country-by-country due to national differences in viewer preferences.

     Other than Belgium, operations outside of France are not yet profitable but we believe represent strong growth potential for CANAL+. CANAL+ has a leading market position in all the countries in which it operates.

     INTERNET

     The market for web-based services is rapidly evolving and highly competitive. Due to the greater maturity of the North American market, increasing numbers of U.S. market participants such as Yahoo! and AOL have turned their attention to the European market. Vivendi believes the principal competitive factors in the European market are customer base, brand recognition, performance, ease of use, value-added services, functionality and features and customer service. Additional competitors include France Telecom's Wanadoo and other Internet software, content, service and technology companies, telecommunications companies, cable companies and equipment/technology suppliers.

RESEARCH AND DEVELOPMENT -- COMMUNICATIONS

     Vivendi intends to become one of the principal participants in the European communications industry, and therefore has a research and development policy designed to keep it in the forefront of applying the latest technological innovations in the field, particularly with respect to mobile telephony, the Internet and multimedia services.

     The introduction of mobile telephony and the Internet have dramatically shortened product life cycles in the telecommunications industry. Vivendi expects that it will have to make substantial future investments in its telecommunications activity, especially for wireless networks, due to customer growth, increased usage and the need to offer new services and greater functionality. Its operations and ventures depend in part upon the successful deployment of continuously evolving telecommunications technologies. It uses technologies from a number of vendors and makes significant capital expenditures in connection with the deployment of such technologies.

     Cegetel invested E32 million in research and development in 1999, E25.4 million in 1998 and E23.8 million in 1997.

     The focus of Cegetel's development efforts is currently on:

     - integration of broadband voice, data and video in connection with new multi-media services;

     - architecture of current and future telecommunications systems such as UMTS;

     - convergence of communications technologies (Internet, mobile, fixed telephony, broadband transmission, information systems) that will pave the way for multimedia content and mediation tools such as e-commerce.

     Vivendi's development efforts in multimedia and publishing are primarily directed towards the development of new CD-ROM products and on-line services and upgrading existing products. Due to the increasing technological complexity of computer games, Vivendi's research and development expenditures in this area may increase in the near future. Vivendi invested E37 million in research and development through Havas in 1999 and E4 million in 1998, primarily in connection with the development of Internet services.

     In Vivendi's audiovisual and pay television segment, CANAL+ has an in-house technological research center that develops digital access control devices such as MediaGuard and interactive systems such as MediaHighway. In February 1999, CANAL+ developed with MediaOne the first interactive television system in the United States based on open technology. CANAL+ invested E12 million in its research and development activities in 1999.

     Vivendi's areas of Internet-related research currently include:

     - mobile Internet services that allow users to surf the Web, read e-mail messages, send faxes, make purchases and access service packages from a mobile phone;

     - unified messaging facilities that offer a single point of access to information stored in various servers and networks (e.g., voice, fax and e-mail);

     - auto-based communications that make multimedia technology accessible from cars, enhancing driver safety and improving the quality of road travel.

REGULATION -- COMMUNICATIONS

     TELECOMMUNICATIONS

     The French telecommunications market was largely deregulated in July 1996 under the Loi de Reglementation des Telecommunications (the "LRT") and its supplemental legislation (known as decrets d'application). The LRT is a "transposition" of European Community directives regarding deregulation into French law. Among other things, the LRT allows telecommunications operators to set prices freely. It does not, however, currently provide companies like Vivendi's equal access to local telephone loops.

     The Agence de Reglementation des Telecommunications (the "ART") is the regulatory authority with jurisdiction over the telecommunications industry in France. It is responsible, among other things, for issuing recommendations to the government regarding interconnection conditions and applications for telecommunications licenses, settling conflicts in the interconnection domain and allocating frequency bandwidth and telephone numbers.

     Through SFR, TD and Cegetel Entreprises, Cegetel has licenses to provide mobile, long-distance and local telephone services. Each license carries certain obligations. The terms of its long-distance license, for example, require TD to make investments in network infrastructure. Similarly, SFR's license obligates it to provide nationwide coverage. Vivendi believes Cegetel has satisfied its requirements to date. Cegetel intends to apply for an additional UMTS license in 2000.

     AUDIOVISUAL AND PAY TELEVISION

     The communications industry in Europe is regulated by various national statutes, regulations and orders, often administered by national agencies such as the Conseil Superieur de l'Audiovisuel (the "CSA") in France. These agencies usually grant renewable broadcast licenses for specific terms. In France, CANAL+ holds a pay-television broadcast license for over-the-air, satellite and cable broadcasts. The CSA recently renewed this license for a five-year period starting in January 2001. CANAL+ operates its activities in Spain, Italy, Belgium, Poland, and Scandinavia in accordance with the domestic regulations of those countries.

     Because CANAL+ holds a French broadcast license, it is subject to French laws which mandate that (i) no more than 49% of its equity may be held by any one person and (ii) 60% of the films it broadcasts in France must be European in origin and 40% must have been filmed in French. CANAL+ invests 20% of total prior-year revenue in the acquisition of film broadcasting rights, including 9% of prior-year revenue for French language films and 3% for other European films. Regulations in Belgium, Spain and Poland also require specified levels of European and national content.

     MULTIMEDIA AND PUBLISHING, AUDIOVISUAL AND PAY TELEVISION AND INTERNET

     The European Community has adopted a variety of Directives that address intellectual property, advertisement, e-commerce, mail order and telemarketing. Vivendi does not believe that the transposition of any of these Directives into French law has had a negative impact on its business. Except for issues related to the method by which various governments will award UMTS telecommunication licenses, as described under "-- Description of Business -- Business as a Whole," and the possible amendment of French telecommunications law to require the unbundling of France Telecom's local loop, Vivendi is not aware of any other material legislative or regulatory development that is likely to have a material effect on its businesses.

ENVIRONMENT

     Through Vivendi Environnement, Vivendi offers a wide variety of environmental services, including water treatment and systems operation, waste management, energy and transportation services, to public authorities and industrial, commercial and residential customers around the world. Vivendi Environnement is the leading global provider of these services, defined collectively as environmental management services. It increasingly provides these services in innovative, integrated packages customized to meet the needs of particular customers. It employs approximately 180,000 people in over 100 countries. It generated revenue of E22.4 billion and an operating income of E1.7 billion in 1999.

ENVIRONMENTAL STRATEGY

     Vivendi Environnement's strategy is to use its broad range of services and extensive experience to capitalize on increased demand for reliable, integrated and global environmental management services. The major elements of this strategy are to:

     - LEVERAGE ITS EXPERTISE, LEADING MARKET POSITIONS AND STRONG FINANCIAL POSITION TO DELIVER STRONG INTERNAL GROWTH

      Providing environmental services has been the core business of Vivendi Environnement for nearly 150 years. It has demonstrated technological, financial and management expertise and routinely enjoys success in bidding for contracts with industrial companies and public authorities. It has vast experience in the management of long-term relationships with public authorities. It also has a track record of using its technological and management expertise to deliver high quality service while reducing costs. It intends to use its broad range of expertise and experience to take advantage of the increasing demand for privatized and out-sourced environmental management services.

     - DEVELOP UNIQUE, INTEGRATED, MULTI-SERVICE OFFERINGS

      Vivendi Environnement intends to integrate its environmental operations to meet increasing demand for comprehensive environmental management services. Vivendi expects that industrial companies will increasingly seek a single "one-stop" environmental management services provider that coordinates the performance of many of their non-core activities.

     - ACHIEVE AND MAINTAIN "BEST-IN-CLASS" PERFORMANCE IN EACH ENVIRONMENTAL MANAGEMENT BUSINESS THROUGH INVESTMENTS IN TECHNOLOGY AND PERSONNEL

      The projects Vivendi Environnement undertakes require extensive technical know-how and excellent management capabilities. Vivendi Environnement invests heavily in both technology and personnel to ensure that it delivers the highest quality environmental services possible. Its goal is to achieve and maintain "best-in-class" service across its business segments.

     - SEIZE OPPORTUNITIES ARISING FROM ITS WORLDWIDE REACH

      Because Vivendi Environnement's operations span the globe, it can offer multinational industrial customers uniform service quality and centralized environmental services management. It is one of the only environmental services companies with the ability to offer services on a worldwide basis.

      Vivendi Environnement's world-wide presence also allows it to seize quickly opportunities to enter fast-growing markets for environmental management services in countries outside of Western Europe and North America. The extensive experience it has acquired in dealing with a wide variety of legal and political environments facilitates its entry into those countries.

     - FOCUS ON HIGH VALUE-ADDED ENVIRONMENTAL SERVICES

      Vivendi Environnement intends to focus on providing high value-added environmental services and to limit its exposure to low-margin commodity supply businesses, in particular by divesting its power generation assets. This focus will also enable Vivendi Environnement better to take advantage of its core strength: its ability to provide creative, customized, integrated environmental services to clients with large, geographically diverse and complex operations.

     - MAKE OPPORTUNISTIC ACQUISITIONS TO EXPAND VIVENDI'S SERVICE OFFERINGS AND GEOGRAPHIC REACH

      Vivendi Environnement intends to acquire environment-related companies when the opportunity to do so on favorable terms arises. The purpose of these acquisitions will be to expand the portfolio of services it can offer clients and to extend its geographic reach. Vivendi Environnement believes that successful acquisitions in key areas will significantly enhance its ability to provide high value-added services in growing markets.

     At the end of July 2000, Vivendi Environnement sold shares it issued in an initial public offering in France and in an international private placement. Vivendi Environnement intends to use the proceeds of the public offering and private placement to repay a portion of the debt it owes to Vivendi. Following the public offering and private placement, Vivendi's ownership in Vivendi Environnement was diluted to approximately 63%. Vivendi's interest in Vivendi Environnement is now approximately 72%.

ENVIRONMENTAL BUSINESS SEGMENTS

     WATER

     Vivendi Environnement, through its subsidiary Vivendi Water, is the leading water and waste water treatment and system operator in the world. Vivendi Water's two main subsidiaries are Compagnie Generale des Eaux, the leading water and waste water services company in France, and United States Filter Corporation, North America's leading water company.

     Water

                                                               1999     1998     1997
                                                              ------    -----    -----
                                                                    (E MILLION)
Revenue.....................................................  10,684    6,722    6,578
Adjusted EBITDA*............................................   1,320      830      787
Operating Income............................................     793      405      383

---------------
* Adjusted EBITDA is defined as operating income before amortization and depreciation, expenses of replacement and repair of installation and equipment owned by local authorities. Vivendi considers operating income to be the key indicator of the operational strength and performance of its business and adjusted EBITDA to be a pertinent comparative measure for investors. Adjusted EBITDA should not be considered an alternative to operating or net income as an indicator of Vivendi's performance, or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles. In addition, adjusted EBITDA, as defined in this prospectus, may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies.

     Including its 1999 acquisitions on a full-year basis, Vivendi Environnement generated 70% of its water revenue in 1999 from contracts with public authorities, 23% from industrial customers and 6% from the individual consumer sector. It provides the following services and products:

     - Municipal and Industrial Outsourcing

      The focus of Vivendi's water business is on the management and operation of water and waste water treatment and distribution systems for public authorities and private companies. It provides integrated services that cover the entire water cycle, from collection and treatment to storage and distribution. Its activities include the design, construction, operation and maintenance of large-scale, customized potable water plants, waste water treatment and re-use plants, desalination facilities, potable water distribution networks and waste water collection pipelines, as well as the provision of water purification-related services to end users.

     - Water Treatment Systems and Equipment

      Through United States Filter Corporation and Omnium de Traitements et de Valorisation ("OTV"), Vivendi Water is the world's leading designer and manufacturer of water equipment and water systems for public authorities and private companies. It treats ground water, surface water and waste water using a wide range of separation processes and technologies and engineers customized systems to reduce or eliminate water impurities. Its recycle/reuse systems provide industrial customers with the ability to circulate treated water back into plant processes, thereby reducing water usage, operating costs and environmental damage.

      Vivendi Water also designs, engineers, manufactures, installs, operates and manages standardized and semi-standardized water equipment and systems designed to treat water for particular industrial uses. For example, many manufacturing processes -- particularly those used in the food and beverage, pharmaceutical, microelectronics, paper, chemical processing and oil/petrochemical industries -- require treated water to improve product quality and reduce equipment degradation. Vivendi Water uses a broad range of physical, biological and chemical treatment technologies that can be combined and configured to treat water to a customer's individual specifications.

     - Bottled Water and Household Filtration Products

      Through United States Filter Corporation, Vivendi Water provides consumers in North America and Europe bottled water under the "Culligan" brand. It offers the same consumers a variety of point-of-entry and point-of-use water treatment products such as water softening, conditioning and filtration equipment. It generated two-thirds of its 1999 consumer water revenue in North America, the remainder coming primarily from Europe.

     Vivendi Water provides water services and products to three types of customers: public authorities, private firms and consumers. Local authorities, primarily in Europe, accounted for 70% of its 1999 water revenue (E7.7 billion). It operates water and/or waste water facilities for municipalities such as Paris, London, Berlin, Lyon, Marseille, Sydney, Vancouver, New Orleans and Tianjin, China. It recently signed a contract to design, build and operate a waste water treatment installation in Chengdu, China. Its industrial clients include Hyundai and Aerospatiale. Most are located in North America (where it generated 88% of its 1999 industrial client water revenue). About two-thirds of its consumer customers are in North America; the remainder are in Europe. It sells bottled water through a residential and commercial distribution network. It purifies drinking water at over 140 company-owned, franchised or licensed bottling locations and sells that water through over 720 independent and company-owned dealerships in the United States.

     ADDITIONAL TRANSACTIONS

     On July 19, 2000, Vivendi Environnement announced that it had agreed to sell the Kinetics Group, a subsidiary of United States Filter Corporation, to a group of investors. The Kinetics Group contributed about 2.5% of Vivendi Environnement's 1999 consolidated revenue. Vivendi Environnement will use the proceeds of the sale to reduce its indebtedness by approximately U.S.$500 million. Completion of the transaction is subject to the buyer obtaining debt financing and to customary regulatory requirements.

     WASTE MANAGEMENT

     Through its wholly-owned subsidiary Compagnie Generale d'Entreprises Automobiles, which operates under the "Onyx" brand, and its participation in FCC, Vivendi Environnement is a global waste management leader -- the largest in Europe and the third largest in the world. Vivendi Environnement provides waste management services to 50 million people in 35 countries on five continents. It has waste management contracts with approximately 4,000 municipalities and 250,000 industrial clients worldwide. Its principal markets are Europe and North America. It also provides waste management services in the Asia/Pacific region and in Latin America. It intends to conduct its waste operations in Latin America through Proactiva Medio Ambiente ("Proactiva"), a joint venture with FCC.

     Waste Management

                                                              1999     1998     1997
                                                              -----    -----    -----
                                                                    (E MILLION)
Revenue.....................................................  3,521    2,837    2,215
Adjusted EBITDA*............................................    619      495      355
Operating Income............................................    278      226      158

---------------
* Adjusted EBITDA is defined as operating income before amortization and depreciation, expenses of replacement and repair of installation and equipment owned by local authorities. Vivendi considers operating income to be the key indicator of the operational strength and performance of its business and adjusted EBITDA to be a pertinent comparative measure for investors. Adjusted EBITDA should not be considered an alternative to operating or net income as an indicator of Vivendi's performance, or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles. In addition, adjusted EBITDA, as defined in this prospectus, may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies.

     Services

     Vivendi's core business consists of the collection, processing and disposal of municipal, commercial and industrial waste. Its waste activities fall into two broad categories: waste collection and related services and waste disposal and treatment.

     - Waste Collection and Related Services

        Collection. Vivendi Environnement collects approximately 13.4 million metric tons of waste annually from residences and communal depositories and approximately 9.5 million metric tons annually from industrial sites. It transports this waste to transfer stations, recycling and treatment centers or directly to disposal sites.

        Transfer Stations. Solid waste consolidated at transfer stations is usually compacted for transport to disposal sites.

        Recycling. Recycling generally involves the collection of paper, cardboard, glass, plastic, wooden and metal waste that customers either separate into different containers or commingle with other recyclable materials. Vivendi Environnement sorts and recycles approximately 3 million metric tons of solid waste each year at its 111 treatment units. It sells recyclable material to intermediaries or directly to industrial clients. With 70 sorting and recycling units throughout Europe handling approximately 1.8 million metric tons of waste paper per year, it is a European leader in recycling waste paper and cardboard. It also recycles some 200,000 metric tons of waste paper in the U.S. annually.

        Commercial and Industrial Cleaning. Vivendi Environnement conducts its commercial and industrial cleaning operations primarily under the brand "Renosol." It cleans, among other things, offices, train stations, subways, airports, museums and supermarkets. It also cleans industrial sites, primarily auto manufacturing and food processing plants, offering specialized services such as high-pressured cleaning, clean-room cleaning and tank cleaning.

        Liquid Waste Management. Vivendi Environnement's liquid waste management operation focuses principally on pumping and transporting liquid effluent associated with water treatment sewage networks and oil residues to treatment centers. Liquid waste is usually treated at treatment centers owned by third parties; in France, however, it treats about one-third of the waste it collects on its premises.

        Street Cleaning. Vivendi Environnement provides mechanized street cleaning services for public authorities, including authorities in London, Paris, Madrid and Buenos Aires.

     - Waste Disposal and Treatment

          Non-Hazardous Solid Waste. Vivendi Environnement disposes of approximately 30 million metric tons of non-hazardous solid waste a year by depositing it in landfills, by incinerating it at incineration plants or through composting.

           Landfill disposal. Vivendi Environnement disposes of approximately 20 million metric tons of non-hazardous solid waste a year in 133 different landfills (100 of which we own). It estimates that it can continue to fill its landfills at its current pace for approximately 15 years. It has developed expertise in waste treatment methods that minimize emission of liquid or gaseous pollutants, allowing it to manage landfills under strict environmental regulations. It primarily relies on landfill disposal for industrial solid waste. For municipal waste, it uses landfill disposal, incineration and composting.

           Incineration. Vivendi Environnement uses the 75 incineration plants it operates to incinerate approximately 9 million metric tons of waste per year, the majority of which is municipal waste. At some incineration plants, it uses the heat created by incinerating waste to generate energy. It sells this energy principally to district thermal networks or electricity providers such as Electricite de France ("EDF"). It uses incineration as its primary method of waste disposal in densely populated areas where landfill space is scarce.

           Composting. Vivendi Environnement composts approximately 1.1 million metric tons of waste a year at its 65 composting production units. It then sells a portion of the composted waste for use as fertilizer.

          Hazardous Waste. Vivendi Environnement treats approximately 1.8 million metric tons of hazardous waste a year. Eighty percent of its business in this category comes from the chemical, petrochemical and metallurgy industries, primarily in the United States, France and the United Kingdom. Vivendi Environnement collects hazardous waste from customers and transports it, usually in specially constructed containers, tankers or semi-trailers, and treats it at one of 29 treatment facilities. Vivendi Environnement's principal methods for treating hazardous waste are:

           -- incineration for organic liquid waste, solvents, salted water and sludge;

           -- stabilization of residues followed by disposal in specially designed landfills; and

           -- physical-chemical treatment for inorganic liquid waste.

     In Europe, Vivendi Environnement's municipal waste management operations generate approximately 41% of its total waste management revenue. In North America, municipal waste management represents about 35% of its total waste management revenue. Contracts with industrial customers accounted for approximately 60% of its 1999 waste revenue, 65% in North America and 59% in Europe.

     Additional Transactions

     Vivendi Environnement has agreed to merge its wholly-owned subsidiary Norskgsenvinning, the leading waste management company in Norway, with a company that owns 100% of Marius Pedersen, the leading Danish waste management firm. Vivendi Environnement will own 65% of the surviving entity, which will be the market leader in Central Europe as well as Scandinavia.

     Energy

     Through its wholly-owned subsidiary Dalkia, Vivendi Environnement is a leading energy management services provider in the rapidly growing European market. Dalkia provides energy management services in 26 countries. It also offers a wide range of industrial utilities and facilities management services. Demand for outsourced industrial utilities and facilities management, almost non-existent ten years ago, has grown significantly. Dalkia earned revenue of more than E600 million in these sectors in 1999. Its primary markets are France, the United Kingdom and Central and Eastern Europe. In addition, Vivendi owns a substantial interest in Sithe Energies, a company primarily engaged in the development, construction, ownership and operation of non-utility electric generating facilities in the United States.

     Energy*

                                                              1999     1998     1997
                                                              -----    -----    -----
                                                                    (E MILLION)
Revenue.....................................................  2,845    2,706    3,103
Adjusted EBITDA**...........................................    388      341      265
Operating Income............................................    170      136       92

---------------
 * Does not include results of Sithe.

** Adjusted EBITDA is defined as operating income before amortization and depreciation, expenses of replacement and repair of installation and equipment owned by local authorities. Vivendi considers operating income to be the key indicator of the operational strength and performance of its business and adjusted EBITDA to be a pertinent comparative measure for investors. Adjusted EBITDA should not be considered an alternative to operating or net income as an indicator of Vivendi's performance, or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles. In addition, adjusted EBITDA, as defined in this prospectus, may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies.

       Dalkia provides the following services:

     - Energy management. Energy management consists of operating heating and cooling systems to provide comfortable living and working environments and redesigning and operating existing energy systems to maximize their efficiency.

       Dalkia manages some 55,000 heating systems in France and 10,000 elsewhere in Europe. It provides integrated energy services, including in most cases system construction and improvement, energy supply, system management and maintenance, to about 40,000 governmental, industrial, commercial and residential customers.

       Dalkia is also Europe's leading operator of large "district" heating and cooling systems. In district systems, thermal energy is generally produced at a central location and distributed through pipes to dispersed locations. Dalkia does not ordinarily own the systems it operates. In most cases, public authorities own the systems but delegate to Dalkia the responsibility of building, managing, maintaining and repairing them. The systems Dalkia operates heat and cool a wide variety of public and private facilities, including schools, hospitals, office buildings and residences.

       Dalkia currently manages more than 250 district heating and cooling systems in Europe, mainly in France, the United Kingdom, Germany, and Central and Eastern Europe. In France, it operates 186 district heating and cooling systems, about half of those in existence. It is expanding rapidly in Central Europe, for example, through its recent acquisition of Moravskoslezke Teplarny and TEK, two major participants in the Czech district heating market for a total of E133 million. Throughout Central and Eastern Europe, it has set up a number of energy services companies, in many cases in cooperation with the European Bank for Reconstruction and Development.

       Dalkia has become a European leader in cogeneration (the simultaneous production of electricity and heat) and on-site power production. Under a typical cogeneration contract, it provides a governmental or industrial customer with steam power at a favorable price in exchange for the right to produce electricity through cogeneration on the customer's premises. French law requires EDF, the French government-owned electricity company, to purchase cogenerated power at specified rates. Dalkia sells EDF the power it produces through cogeneration under a 12-year contract. Dalkia's total electrical power production capacity (including cogeneration facilities, peaking plants and stand-by generating units) is 2,740 MW in Europe, including 2,240 MW in France.

     - Industrial Utilities. Dalkia began providing industrial utilities services several years ago when it saw that many of its customers were beginning to outsource non-core industrial activities such as the production and distribution of steam heat, compressed air and demineralized water. It has become a leading provider of industrial utilities services in France and the United Kingdom, and has developed expertise in the analysis of industrial processes, productivity enhancement and preventive maintenance.

     - Facilities Management. In a further response to the increasing popularity of outsourcing, Dalkia has recently added facilities management to its portfolio of services. The support services it offers range from electrical and mechanical equipment maintenance to secretarial services.

     Dalkia provides energy services to both public and private customers. Its public customers include authorities in suburban Paris, Lyons, Nice, Nottingham in the United Kingdom, Ostrava in the Czech Republic and Bratislava in the Slovak Republic. Its industrial customers include international groups such as Eurolysine (Ajinomoto group), Michelin, Renault, Smurfit, Solvay and Unilever. Its facilities management customers include public institutions like the European Parliament and private firms like Alstom, Bull and Phillips. The primary market for its energy services is Europe. Latin America is potentially an important market for its facilities management business, as is the Asia/Pacific region for its heating system activities.

     Sithe

     Sithe is a leader in the North American independent power generation market. As of December 31, 1999, it operated 49 operating power plants in North America with an aggregate average net capacity of 8,074 MW and had six projects under advanced development representing approximately 4,230 MW. Internationally, Sithe and its affiliates had interests in eight projects in operation (465 net
MW), four projects under construction (324 MW) and three projects under advanced development (535 MW) in the Asia/Pacific region, and 500 net MW under construction or advanced development in other countries. Sithe had 1999 revenue of U.S.$1.1 billion.

     On November 24, 1999, Sithe acquired 21 power generating plants in the United States for approximately U.S.$1.72 billion (including the assumption of U.S.$76.7 million of liabilities) from GPU Inc. On February 19, 2000, Sithe agreed to sell the plants to Reliant Energy Power Generation for U.S.$2.1 billion.

     Additional Transactions

     On June 22, 2000, Vivendi entered into a memorandum of understanding with Vivendi Environnement and EDF pursuant to which Dalkia will consolidate its energy operations with those of EDF. As European energy markets continue to deregulate, Vivendi Environnement and EDF believe that their customers increasingly demand comprehensive energy solutions that combine power generation and energy services. Together Vivendi Environnement and EDF intend to provide such integrated services, mainly to large industrial firms, and to develop an expanded international presence. Dalkia will focus on developing the thermal services, industrial utilities and independent power production aspects of the business, and EDF, the leading power production company in Europe, will concentrate on the production, distribution and sale of power.

     Initially, EDF will purchase a 34% stake in CGC Holding, Dalkia's direct parent. Vivendi expects that this stake will eventually rise to 50%. EDF's initial investment in CGC Holding will be made on the basis of CGC Holding's market value prior to the transaction. The memorandum of understanding also provides for Vivendi Environnement's creation with EDF of three companies. One, to be owned equally by CGC Holding and EDF, will seek to develop an integrated power generation and energy services business under a common brand. Another equally owned company will finance new independent power production and cogeneration projects. The third, in which CGC Holding will have a 75.76% stake, will hold all of Dalkia's international interests.

     TRANSPORTATION

     Through Connex, Vivendi Environnement is a leading European private operator of local and regional passenger transportation services. Connex provides integrated transportation solutions involving bus, train, maritime, tram and other networks. Earlier this year, it purchased from Via-GTI urban and inter-city transportation assets that generated revenue of E260 million in 1999. Approximately 45% of its transportation revenue is from the road transportation sector and approximately 55% is from rail transportation.

     Transportation

                                                              1999     1998     1997
                                                              -----    -----    -----
                                                                    (E MILLION)
Revenue.....................................................  2,457    1,992    1,689
Adjusted EBITDA*............................................    182      144       97
Operating Income............................................     96       75       45

---------------
* Adjusted EBITDA is defined as operating income before amortization and depreciation, expenses of replacement and repair of installation and equipment owned by local authorities. Vivendi considers operating income to be the key indicator of the operational strength and performance of its business and adjusted EBITDA to be a pertinent comparative measure for investors. Adjusted EBITDA should not be considered an alternative to operating or net income as an indicator of Vivendi's performance, or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles. In addition, adjusted EBITDA, as defined in this prospectus, may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies.

     Connex operates road and rail passenger transportation networks under contract with national, regional and local transit authorities. The public authority with which it contracts generally owns the infrastructure it uses; the authority also typically establishes schedules, routes and fare structures for the networks it operates and manages. Some of its networks combine different modes of transportation to accommodate passenger needs and promote increased ridership. For example, it provides interconnected bus and train services in the cities of Rouen, France, and Stockholm, Sweden.

     The fares Connex charges to passengers on its transportation networks are usually insufficient to cover its costs; consequently, the public authority typically provides it a guaranteed minimum payment or pays it a subsidy. It seeks to increase profitability by reducing its operating costs and increasing traffic through improvements in system speed and reliability, service customization and vehicle comfort and safety. Connex also tries to reduce costs by rationalizing previously government-run operations and by sub-contracting the services it offers, such as the provision of drivers and other personnel, to other firms.

     - Rail Transportation. Connex operates 24 passenger rail networks in Europe. Its largest European market is the United Kingdom, where it has contracts to operate two rail franchises. One contract expires in 2011; the other, held through Connex's subsidiary Connex South Central, was recently open to tender for a 15-year renewal/extension beginning in 2003. Vivendi Environnement was not successful in obtaining the re-franchise of South Central in the open tender and accordingly Vivendi Environnement will not hold this franchise beginning in 2003. For 2000, Vivendi Environnement's revenue attributable to the South Central franchise was E500 million and operating income attributable to the franchise was not significant. Connex remains committed to the rail industry in the United Kingdom and is currently bidding for three other rail franchises.

       Connex often rents and maintains the trains it uses, which are typically owned by private entities. In Sweden, Connex operates the Stockholm metro under contract with the local transit authority, which owns the trains.

       Connex began its expansion outside of Europe in 1998. It operates one commuter rail system in Melbourne, Australia under a franchise agreement with the regional transit authorities. It operates a monorail passenger transportation line in Sydney as well.

       Connex is responsible for driving, inspecting, cleaning and providing security on the trains it operates, selling tickets, providing customer services, and maintaining, cleaning and providing security in the stations on its networks. It also provides rail cargo services, including freight train operation for SNCF and performs railway siding management services for customers with plants linked to the public rail network, primarily those in the automobile, petrochemical and petroleum refining industries.

     - Road Transportation. The focus of Connex's road transportation business is on the operation of urban and inter-city public bus networks under contracts with public authorities. Its most important road transportation markets are in France, Scandinavia, Eastern Europe and Australia. It also offers a number of transportation-on-demand services designed to minimize the inefficiency inherent in operating regular services on little-used lines, outside of normal hours or in isolated areas. For example, it uses minibuses, operated under sub-contracts with individual vehicle-owners, on pre-determined routes and timetables.

       In addition, Connex owns and operates three tram systems (in Saint Etienne and Rouen in France and Stockholm in Sweden) in partnership with financial institutions and train manufacturers. These tram systems are generally integrated into the other urban bus transportation networks that Connex operates by means of an integrated ticketing system.

       In France, governmental authorities typically own the buses used on urban networks and lease them to Vivendi as part of the operating contract. However, Vivendi usually owns the motorcoaches used on inter-city networks. In the other countries in which it operates, Vivendi typically owns the buses and motorcoaches used in urban and inter-city networks. Vivendi is responsible for the maintenance of the equipment it uses whether it is owned or leased.

     In both the road and rail transportation sectors, the vast majority of Connex's customers are the national, regional and local public authorities responsible for providing public transit services. Connex operates 26 rail networks, 186 road networks, 20 integrated networks and 3 tram systems that carry, in the aggregate, one billion passengers a year.

     FOMENTO DE CONSTRUCCIONES Y CONTRATAS -- FCC

     FCC, a public company listed on the Madrid Stock Exchange, is one of Spain's largest companies, with a market capitalization of E2.1 billion as of September 6, 2000. FCC operates in a number of different environmental and construction-related industries. In October 1998, to exploit the growing demand for integrated environmental management services, Vivendi acquired from another shareholder a 49% interest in the holding company that owns 56.5% of FCC. The transaction had economic effect from July 1, 1998. In December 1999, Vivendi transferred its interest in this holding company to Vivendi Environnement. The other shareholder owns the remaining 51% of the holding company.

     FCC*

                                                              1999     1998
                                                              -----    ----
                                                              (E MILLION)*
Revenue.....................................................  1,876    983
Adjusted EBITDA**...........................................    272    209
Operating Income............................................    190     75

---------------
 * Figures reflect a 49% share of FCC. We proportionally consolidate FCC based on Vivendi's 49% interest in the holding company that controls it.

** Adjusted EBITDA is defined as operating income before amortization and depreciation, expenses of replacement and repair of installation and equipment owned by local authorities. Vivendi considers operating income to be the key indicator of the operational strength and performance of its business and adjusted EBITDA to be a pertinent comparative measure for investors. Adjusted EBITDA should not be considered an alternative to operating or net income as an indicator of Vivendi's performance, or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles. In addition, adjusted EBITDA, as defined in this prospectus, may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies.

     FCC's main activities are:

     - construction, which represented 48% of its overall 1999 revenue;

     - waste and water services, which represented 29% of its 1999 revenue; and

     - cement production, which represented 11% of its 1999 revenue.

     FCC also manufactures urban fixtures, manages car parks, provides airport handling and vehicle inspection services, buys and sells real estate and, through its approximately 80% holding in Grucysca, participates in the industrial logistics and other services sectors. As part of its international expansion, Vivendi

Environnement consolidated most of its water and waste treatment businesses with FCC's operations in Latin America and the Caribbean in Proactiva. On July 20, 2000, Vivendi Environnement and FCC entered into an agreement under which Vivendi Environnement purchased 50% of Proactiva, the remainder being retained by FCC. Under the same agreement, Vivendi and Vivendi Environnement sold their water and waste management operations to Proactiva. Most of the transfers covered by the agreements are now completed.

     Services

     - Waste and Water Services. FCC is the leading waste management company and the second largest water and waste water treatment company in Spain, where it conducts the bulk of its operations. FCC collects, processes and disposes of household waste, providing the public authorities responsible for waste collection and disposal a full range of waste management services.

       FCC's water and waste water treatment activities cover the full cycle of water treatment, including water treatment and distribution. In 1999, FCC acquired Vivendi Water's Spanish operations, doubling its market share in this sector.

     - Construction. FCC is one of the five leading construction companies in Spain. FCC's projects include the construction of roads, high-speed railway lines, airports, offices, commercial centers and residential homes. FCC intends to sell publicly or privately up to 49% of this business.

     - Cement Production. FCC produces cement through its 49% interest in Portland Valderrivas. It began to expand internationally with its 1999 acquisition of Giant Cement in the United States for E291 million.

     Under the terms of an option agreement dated October 6, 1998 with the other shareholder in the holding company through which Vivendi holds its stake in FCC, the other shareholder has an option (the "put option"), exercisable between April 18, 2000 and October 6, 2008, to sell Vivendi the shareholder's 51% interest in the holding company at a price based on the average market price of FCC's common stock over the three months prior to exercise. The exercise price of the put option is capped at seven times FCC's EBITDA from the previous fiscal year or 29.5 times FCC's earnings per share, whichever is lower. The agreement also provides for mutual rights of first refusal on any transfers of shares in the holding company to a third party. Additionally, the other shareholder has a call on the shares of the holding company through which Vivendi owns its interest in FCC that becomes exercisable in the event Vivendi ceases to hold a majority of the capital of Vivendi Environnement. The exercise price of the call is the lower of the purchase price Vivendi Environnement paid to acquire its interest in the holding company and the market price of the FCC shares. Vivendi Environnement and the other shareholder share equally the holding company's right to be represented in the main executive bodies of FCC, i.e., the board of directors and executive committees of FCC and its subsidiaries. The holding company's articles of association also provide that certain important decisions, such as increases or decreases of share capital, amendments to articles of association, merger, spin-offs or dissolutions, require supermajority shareholder approval. None of these decisions, therefore, could be taken without the consent of both Vivendi and the other shareholder.

COMPETITION -- ENVIRONMENT

     Most markets for environmental services are very competitive and are characterized by technological and regulatory change and experienced competitors. Competition in each of the markets Vivendi Environnement serves is primarily on the basis of the quality of the products and services provided, reliability, customer service, financial strength, technology, price, reputation and experience in providing services, adapting to changing legal and regulatory environments, and managing employees accustomed to working for public sector entities or non-outsourced divisions of commercial enterprises. In each of the markets in which Vivendi Environnement operates, its competitive strengths are its high level of technological and technical expertise, its financial position, its geographical reach and its experience in providing environmental management services, managing privatized and outsourced employees and meeting regulatory requirements.

     With regard to integrated, large-scale environmental management services in particular, Vivendi Environnement's competitors include Suez Lyonnaise des Eaux and RWE and its primary competitive strength is its demonstrated ability to provide innovative, integrated environmental services that are tailored specifically to the needs of individual clients and offered on a global basis. Vivendi Environnement anticipates that other enterprises that compete with it in individual environmental sectors will, in the coming years, seek to expand their activities to become integrated environmental management services providers.

     WATER

     Vivendi Water is the world's leading private provider of water services to municipalities and industrial firms, its principal competitors being Suez Lyonnaise des Eaux, Thames Water, Anglian Water, Severn Trent and Saur Cise. It has leading positions in the European and North American markets, and a strong basis for growth in Latin America and the Asia/Pacific region, especially Australia and China. It estimates that its share of the rapidly growing industrial out-sourcing market is approximately 30%. It has a leading position in the highly fragmented water equipment market as well.

     WASTE MANAGEMENT

     Vivendi Environnement's waste management operations are carried out mainly in Europe, where it is the market leader in the collection and disposal of household, commercial, industrial and hazardous waste. Its main pan-European competitors are Suez Lyonnaise des Eaux and, to a lesser extent, Cleanaway. As a result of its 1997 acquisition of Leigh Interest, it ranks among the top three providers of household, commercial, industrial and hazardous waste management services in the United Kingdom, along with Shanks and Sita-Wattco. In Germany, much of the household and commercial waste management business is run by municipalities, although there is a gradual trend toward privatization. Vivendi Environnement's biggest competitors in Germany are RWE Umwelt and Rethmann. Vivendi Environnement has strong market positions in Norway, Ireland, Switzerland and Israel.

     The North American household, industrial and hazardous waste management markets are undergoing rapid consolidation. Vivendi Environnement has taken significant steps toward establishing its competitive position through the acquisition in 1999 of Superior Services, Inc., which provides household and industrial waste collection and disposal services to customers in 12 states, and through its majority interests in Onyx Environmental Services and Onyx Industrial Services, which provide hazardous waste and industrial cleaning services, respectively, in the United States. Its major competitors in the United States include Allied BFI, Waste Management and Republic Waste. It expects further consolidation in this sector and intends to participate actively in this process.

     Vivendi Environnement's Latin American operations are concentrated in Brazil, Venezuela, Argentina and Chile, where its primary competition is from a variety of local companies and SITA (a subsidiary of Suez Lyonnaise des Eaux). It plans to expand its activities in Latin America through ProActiva. It has strong operations in Singapore and Taiwan, and is among the market leaders in Australia and New Zealand. Its main competitors in the Asia/Pacific region are various local companies, Cleanaway and Suez Lyonnaise des Eaux.

     ENERGY SERVICES

     Vivendi Environnement's traditional competitor in district thermal management is Suez Lyonnaise des Eaux through its subsidiary Elyo. It increasingly faces competition from large European gas and electricity companies such as Gaz de France, RWE, Veba, Texas Utilities and Power Gen, especially for large district heating contracts in Eastern and Central Europe. Outside France, it competes with local service providers such as the municipal utilities in Germany, which operate district heating systems and electricity and/or gas distribution systems. Its competitors in cogeneration consist primarily of large utilities companies such as RWE, Veba, Texas Utilities, Endesa, National Power and Power Gen. It competes primarily with large firms such as Honeywell and Johnson Control for facilities management business.

     TRANSPORTATION

     Vivendi Environnement has a 20% share of the privately run passenger transportation market in France, 17% of the privately run rail market in the United Kingdom, 22% of the privately run passenger road transportation market in Scandinavia and 30% of the privately run road transportation market in Portugal, all measured by revenue.

     Most privately operated passenger transportation companies serve a limited geographic area. Vivendi Environnement's major competitors are those companies that, like it, provide passenger transportation services in a number of different countries. Its competitors include Stagecoach, its principal pan-European competitor, National Express First Group, Arriva and Go Ahead in the United Kingdom and Via GTI and Transdev in France. It anticipates that new competitors may seek to enter the market, including civil engineering companies, train manufacturers and public operators seeking to expand into contiguous regions.

     FCC

     FCC is the leading private provider of waste management services in Spain, with a share of the market for waste management services of approximately 43%. Its primary competitor in this market is Cespa. After Aguas de Barcelona, FCC is the leading private operator in the water and waste water treatment market in Spain, with a market share of 10%.

     The cement production sector in Spain is relatively concentrated. FCC is the only major Spanish competitor, with approximately 17% of the Spanish market. Its main competitors are Spanish branches of multinational cement manufacturers such as Cemex, Holderbank and Lafarge.

     The construction market in Spain has recently undergone a process of consolidation. Five major competitors, one of which is FCC, have emerged. With numerous small companies and a number of larger international companies vying for business, however, the market remains competitive.

RESEARCH AND DEVELOPMENT -- ENVIRONMENT

     Research and development is a critical component of Vivendi Environnement's ongoing effort to provide its customers with cost-effective and environmentally sound products and services. It has 11 research facilities throughout the world, staffed by a total of 500 scientists and other researchers. In 1997, 1998 and 1999, it invested E38.9 million, E48.1 million and E53 million, respectively, in research and development.

     In order to provide its customers with the highest quality drinking water, as well as with cost-effective water treatment solutions, Vivendi Environnement conducts research on water treatment and distribution primarily at laboratories in Paris, Lyon, Rennes, Metz and Agen in France, Watford in Great Britain, Adelaide in Australia, Berlin in Germany, Rothschild in Wisconsin, and in situ at its different water treatment plants throughout the world. In 1999 it set up new water research centers in Australia and North America. Approximately 350 researchers are involved in its water-related research and development projects. In 1999 it invested approximately E36 million in water research and development projects. Its researchers have developed the technology necessary for large-scale nanofiltration, a purification method that uses membranes with microscopic holes to remove impurities from water, and submerged membrane filtration, a method using underwater purification filters. As a result of this technology, Vivendi Environnement has been able to produce potable water from low quality sources.

     Vivendi Environnement conducts a significant part of its waste management and treatment research and development through the Centre de Recherches pour l'Environnement, l'Energie et les Dechets ("CREED") research and testing center in Limay, France owned by Vivendi and Vivendi Environnement. CREED's budget for the year 2000 is E10 million. With fifty engineers and researchers, and affiliated centers in the United Kingdom and Taiwan, CREED conducts approximately sixty research programs geared towards developing services for industrial firms and municipalities. The subjects of these programs include mechanized waste collection processes, computerized waste collection monitoring, new uses for recycled products, energy recovery during thermal treatment and the development of more efficient waste treatment and recovery methods. CREED also studies the treatment of industrial effluents, the recovery and recycling of household waste and the remediation of land contaminated by heavy metal and organic pollutants. In Vivendi's continuing effort to improve air quality, CREED also conducts research on the detection, measurement and treatment of dioxins originating from incineration plants. Total research and development expenditures in connection with waste treatment were approximately E23 million for 1999. Vivendi Environnement has been awarded more than sixty patents as a result of its waste-related research.

     Vivendi Environnement conducts its research and development efforts in energy at CREED as well. Its researchers work primarily to find ways of limiting the emission of greenhouse gases from its thermal energy production systems. Other research projects in this area include the development of cogeneration techniques that use natural gas or biogas from landfills to optimize energy output and the study of microgeneration technologies that could resolve costly problems associated with power transmission. Total product development expenditures in connection with Vivendi Environnement's activities in the energy services sector were approximately E5 million in 1999.

     Vivendi Environnement's research and development in passenger transportation includes the design of improved vehicle configuration to achieve greater passenger comfort and safety, the development of global positioning system (GPS) technology and the provision of real time information to customers. Approximately 30 people are involved in its research efforts in the transportation services field. Total product development expenditures in connection with transportation services for 1999 were approximately E5 million.

     Vivendi Environnement conducts a number of its research efforts in cooperation with research centers and institutions of higher learning in France and elsewhere. In France, it has worked with the Pasteur Institute in Paris, the Ecole des Ponts et Chaussees, the Compiegne University of Technology, the Ecole Polytechnique, the Ecole Superieure des Travaux Publics and the National Centre for Space Studies in areas such as recycling, dioxin analysis and treatment and waste combustibility. Partners outside France include Georgia Tech, the U.S. Environmental Protection Agency ("EPA"), the Swiss federal water institute, the Australian Water Quality Centre, the Helsinki University of Art and Design, the Hong Kong Science and Technology University, Tsinghua University in China, the Asian Institute of Technology in Thailand and Berliner Wasser Betriebe in Berlin.

REGULATION -- ENVIRONMENT

     Vivendi Environnement's businesses are subject to extensive, evolving and increasingly stringent environmental regulations in developing countries as well as in Western Europe and North America.

     WATER

     The water and waste water treatment industries are highly sensitive to governmental regulation. In Europe and the United States, governments have enacted significant environmental laws at the national and local level in response to public concern over the environment. The quality of drinking water and the treatment of waste water are increasingly subject to regulation in developing countries as well, both in urban and rural areas.

     The quality of water for human consumption is strictly regulated at the European Union level by the Directive on Drinking Water. The collection, treatment and discharge of urban as well as industrial waste water is governed by the Directive on Urban Waste Water. Public authorities also impose strict regulations upon industrial waste water that enters collection systems and the waste water and sludge from urban waste water treatment plants.

     France has numerous laws and regulations concerning water pollution, as well as numerous governmental authorities involved in the enforcement of those laws and regulations. Certain discharges, disposals, and other actions with a potentially negative impact on the quality of surface or underground water sources require authorization or notification. For instance, public authorities must be notified of any facility that pumps underground water in amounts that exceed specified volumes. French law prohibits or restricts release of certain substances in water. Individuals and companies are subject to civil and criminal penalties under these laws and regulations.

     In the United States, the primary federal laws affecting the provision of water and waste water treatment services are the Water Pollution Control Act of 1972, the Safe Drinking Water Act of 1974 and the regulations promulgated pursuant thereto by the EPA. These laws and regulations establish standards for drinking water and liquid discharges. Each U.S. state has the right to establish criteria and standards stricter than those established by the EPA and a number of states have done so.

     WASTE MANAGEMENT

     In France, ministerial orders establish standards for disposal sites for household, industrial and hazardous waste. These orders govern, among other things, site selection and the design, construction and testing of disposal sites. Administrative officers can impose strict standards with regard to waste disposed of at a site. Hazardous waste is subject to strict monitoring at all stages of the disposal process.

     At the European Union level, the framework for waste management regulation is provided by Directives that establish overall regulatory goals of waste prevention, collection, recycling and re-use. European Union member states must prohibit the uncontrolled discarding, discharge and disposal of waste. Entities that store or dump waste for another party must obtain an authorization from the competent authority that prescribes the types and quantities of waste to be treated, the general technical requirements to be satisfied and the precautions to be taken. Regulatory authorities frequently check compliance with those requirements. Additionally, specific European Union Directives govern the operation of landfill sites, the collection and disposal of hazardous waste, and the operation of municipal waste-incineration plants.

     In France, waste treatment and disposal facilities are subject to laws that require Onyx to obtain permits to operate most of its facilities from municipal and regional authorities. The permitting process requires Onyx to complete environmental impact studies and risk assessments with respect to the relevant facility. Landfill operators must provide specific financial guarantees (which typically take the form of bank guarantees) that cover the monitoring and remediation of the site during, and up to 30 years after, its operation. Operators must comply with standards for residential solid waste landfills and for industrial and toxic waste landfills. Incineration plants are subject to rules that limit the emission of pollutants.

     Vivendi Environnement's U.K. waste management operations and facilities are subject to the Environmental Protection Act of 1990, which requires local authorities to transfer their waste disposal operations either to a specialized waste disposal entity owned by the local authority or to a private contractor, and the Environment Act of 1995, which addresses pollution control, land waste and nuisances.

     The major statutes governing Vivendi Environnement's waste management activities in the United States include the Resource Conservation and Recovery Act of 1976, the Clean Water Act, the Toxic Substances Control Act, the Comprehensive Environmental Response, Compensation and Liabilities Act of 1980, as amended (also known as "Superfund"), and the Clean Air Act, all of which are administered either by the EPA or state agencies to which the EPA delegates enforcement powers. Each state in which Vivendi Environnement operates also has its own laws and regulations governing the generation, collection and disposal of waste, including, in most cases, the design, operation, maintenance, closure and post closure maintenance of landfills and other solid and hazardous waste management facilities. In order to develop and operate a landfill, transfer station, hazardous waste treatment/storage facility or other solid waste facility, Vivendi Environnement must typically undergo several difficult governmental review processes and obtain one or more permits that may not ultimately be issued.

     In view of the fact that the waste management business is subject to risks of liability for property damage and personal injury caused by pollution and other hazards, Vivendi Environnement carries insurance policies covering what it believes to be the most important casualty risks. However, we cannot provide assurance that the coverage provided by these policies will be sufficient to cover any liability to which Vivendi Environnement may be subject. See
"-- Description of Business -- Business as a Whole."

     ENERGY SERVICES

     Vivendi Environnement's energy-related activities in Europe (primarily the generation and delivery of thermal energy and independent power generation) are subject to an EU Directive that establishes emission limits for sulphur dioxide, nitrogen oxides and dust and regulates the construction of combustion plants. The European Commission is considering an amendment to this Directive that, if adopted, would impose emission thresholds twice as strict as those currently in effect. The new thresholds would apply to all new installations put into operation after January 1, 2000. Other existing Directives require the implementation of national emission ceilings for certain atmospheric pollutants such as sulphur dioxide, nitrogen oxide, volatile organic compounds and ammonia.

     The use of gas and other combustible material in France is subject in some instances to a domestic natural gas tax. Energy produced by a cogeneration facility is exempt from this tax for a period of five years after the facility begins operations. The law providing for this exemption was renewed in 1999; any cogeneration plant Vivendi builds before 2004 will therefore be eligible for the exemption.

     TRANSPORTATION

     Vivendi Environnement's transportation service activities are subject to a number of EU Directives that limit emissions from petrol and diesel engines and requires Vivendi to obtain certain permits. One Directive sets forth guidelines for the laws of the member states with respect to the emissions of gas pollutants from diesel engines used in vehicles. Another sets forth guidelines for the laws of the member states with respect to emissions of gas and particulate pollutants from internal combustion engines installed in mobile equipment other than road vehicles.

CONTRACTS -- ENVIRONMENT

     The vast majority of Vivendi Environnement's contracts to provide individual environmental services are medium and long-term agreements with municipal and industrial clients. These contracts fall into two broad categories: those with public authorities and those with private firms. In France and other countries with civil law systems, administrative law governs contracts with public authorities, whereas private law applies to contracts with private enterprises. In common law countries such as the United Kingdom and the United States, common law ordinarily governs both contracts with public authorities and with private enterprises.

     The majority of Vivendi Environnement's government contracts relate to its operations in France. The services that it provides to public authorities are considered "public services" under French administrative law. This means that the procedures used in awarding contracts, and many provisions of those contracts, are mandated by law.

     A French public authority can choose among a number of different types of contracts when delegating the management of public services to a private operator. The choice among these types is usually based on the nature of the service to be provided, the level of investment required of the private operator and the form of the operator's fee or rate. There are four basic types of contract for the delegated management of public services: concession contracts, affermage contracts, management contracts and public markets contracts.

     - Under a concession contract, the private operator invests in the equipment used to provide the public service and manages it at its own risk in return for fees or rates paid by the consumers of the service, typically the public. In some cases, the public authority pays a subsidy to the operator as well. Ownership of the equipment remains with the public authority. Concession-type agreements are common in the energy services, water and waste water treatment and waste management sectors in France.

     - The affermage contract, the most common type, is similar to the concession agreement in that the private operator performs a public service at its own risk. However, the private operator in an affermage contract does not invest in property, plant or equipment, although it usually must maintain the existing facilities and equipment. Consequently, the private operator receives part of the fees or rates paid by the public to cover the cost of operating the service, and the public authority receives the remainder to cover its infrastructure investments. Affermage contracts are common in the energy services, water and waste water treatment, waste management and public transportation sectors. They predominate in the water distribution sector. There are also "mixed" contracts under which the private operator both manages the existing facilities and introduces new equipment.

     - Under a management contract, the private operator manages a public service for a fixed fee. The private operator does not invest in facilities or equipment, but may be responsible for maintenance. The public usually pays the operator's fee in the form of fees or rates. If the fees or rates paid are less than the amount of the fixed fee due to the contractor, the public authority pays the balance to the private operator.

     - Under a public market contract, the public authority, rather than users of the service, pays the operator's fee or rate.

     The duration of Vivendi Environnement's contracts depends primarily on the size of the investment the contract requires it to make. In France, the Sapin Law of 1993 provides that a contract for the delegated management of public services must have a fixed term that does not exceed the period over which the private operator depreciates the investments it makes under the contract. Concession-type contracts typically last about 20 years. Affermage contracts are shorter, usually around 12 years, although they may be as short as eight or as long as 20 years. Management contracts are typically not longer than five years. Contracts cannot be automatically renewed. When a contract expires, the public authority must call for tenders for a new contract, meaning that the operator whose contract expires must then compete with other candidates to renew the contract. The public authority can also refuse to delegate the service and operate it itself.

     There are a number of features common to each of the contract types just described. These common features are mandated by French administrative law and include provisions that:

     - entitle the public authority to impose penalties for breach of the contract by the private operator and to modify the terms of or terminate the contract if the public interest so requires (the authority must compensate the private operator for damages suffered as a result of the modification or termination of the contract, except in the case of fault of the operator);

     - provide for renegotiation of the agreement to ensure it remains fair to both sides; and

     - grant the public authority the right to supervise how the public service is provided.

     A private operator's fees, and any method of adjusting those fees, are generally fixed by contract. In some cases, however, fees and adjustment provisions are fixed unilaterally by the public authority. In no instance may a private operator charge the public more than the cost of providing the service (including applicable taxes and fees) plus its contractual remuneration.

     French law requires public authorities to award contracts for the provision of public services through a competitive bidding process. The procedure for this process is heavily regulated and is controlled by independent administrative authorities and tribunals. The criteria public authorities use in assessing competitive bids include price, the investments the candidates offer to make, the candidates' experience and the candidates' ability to conform to applicable regulatory standards and to adapt to new standards.

     Supervising authorities ensure that public authorities delegating services strictly observe applicable regulations regarding bidding procedures. A supervising authority can invalidate a contract years after it is entered into if those regulations are violated. A private operator must account for its management to several governmental authorities, each of which may, in some circumstances, publish statements critical of the private operator.

     Outside of France, other countries with civil law systems, such as Spain and Italy, have adopted the French system of delegated management of public services. Public authorities in these countries typically delegate services to private operators through contracts similar to concession, affermage or management contracts.

     In common law countries such as the United Kingdom and the United States, the law governing public contracts is less rigid than in civil law countries, and the types of contract under which public authorities in such countries delegate the operation of services are more varied. Among the types of contract common in such countries are build-operate-transfer contracts, under which the private operator undertakes to construct and operate the requisite facilities and assumes an obligation to transfer the installation to the public authority at the end of the contract; franchise contracts, which require the contractor to invest in equipment and to operate the service in accordance with specifications established by a regulatory body; and service contracts, under which the operator makes no investments and operates the service for a fixed fee and/or a share of the profit generated.

     There is a trend in both developed and developing countries to adopt systems similar to the system of delegated management of public services used in France. Vivendi believes that Vivendi Environnement's experience with this system is a competitive advantage in this changing environment.

     WATER

     Vivendi Environnement has approximately 5,000 contracts with public authorities to provide water and waste water services, including about 3,800 in France. Three-quarters of its contracts with local French authorities are affermage agreements; most of the remainder are long-term concession contracts. In both cases, Vivendi Environnement bills end-users directly. It shares revenue with local authorities under formulas based largely on the length of the contract and the level of investment required.

     Vivendi Environnement's contracts with industrial and commercial enterprises for water and waste water treatment tend to last three to ten years. These contracts typically require Vivendi to meet specified service requirements. Contracts are usually on a fixed-price basis, subject to adjustments for inflation and other cost increases. In the water treatment equipment and systems market, Vivendi Environnement normally designs and installs larger systems under turnkey contracts within 24 months of acceptance of a customer order. Under these contracts, customers typically pay a lump sum in several installments based on a predetermined schedule. Vivendi Environnement distributes bottled water and household filtration products either directly to customers or through independent dealers.

     WASTE MANAGEMENT

     Vivendi Environnement performs most municipal solid waste collection and recycling services under contracts with, or franchises granted by, municipalities or regional authorities. Contracts with public authorities typically cover collection, transfer, disposal and/or recycling.

     The duration of Vivendi Environnement's contracts usually depend upon the nature of the services it provides, applicable local regulations and the level of capital expenditure the contract requires it to make. Collection contracts usually last from three to five years. The length of disposal contracts ranges from one year for disposal in landfills that Vivendi owns to up to 30 years for contracts involving the construction, financing and operation of new waste-to-energy facilities. Collection contracts with industrial customers typically last one to three years; treatment contracts last an average of five.

     In recent years, Vivendi Environnement has entered into a number of integrated waste management contracts with French and U.K. industrial clients that cover a broad range of waste management services, including treatment, recycling, disposal and/or handling of waste. In the United Kingdom, these integrated services contracts now account for 15% of Vivendi Environnement's industrial waste management revenue.

     ENERGY SERVICES

     The majority of the contracts in the energy services sector involve heating systems management. Contracts to operate district heating systems are typically long-term, lasting up to 20 years. Contracts to operate other heating systems for public or private clients may last up to 16 years. Industrial utilities management contracts usually expire after three to five years, but occasionally run as long as 12 years if we provide cogeneration services as well. Contracts in the facilities management sector are generally in the three- to five-year range. Vivendi Environnement's average energy contract lasts approximately seven years.

     TRANSPORTATION

     Almost all Vivendi Environnement's contracts in the transportation sector are with national, regional and local public authorities. In France and, increasingly, in other countries, contracts are usually based on the concession model. In the United Kingdom, in contrast, private operators run transportation networks under franchise agreements. The rail transportation network in the United Kingdom is regulated by the Strategic Rail Authority, which has broad power to impose rules regarding schedules, fare structure and safety.

     Ordinarily, Vivendi Environnement's rail contracts last from 12 to 20 years, while its road contracts typically last for 4 to 12 years, a disparity due to the greater investment required in the rail transportation sector.

     COMPLIANCE WITH LAWS AND REGULATION

     Vivendi is subject to a variety of laws that prohibit companies from bribing foreign officials for the purpose of obtaining or keeping business. It has taken precautions and instituted a number of procedures to comply with these laws, but it cannot assure you that its precautions will protect it against liability. In particular, Vivendi may be held responsible for actions taken by its local representatives or agents, regardless of its ability actually to control them. Vivendi has created a senior executive position of ethical manager and an ethics program designed to maximize compliance with applicable laws and regulations.

OTHER BUSINESSES

     REAL ESTATE

     As part of its strategy of focusing on its core communications and environmental businesses, Vivendi has decided to withdraw from the real estate business. In order to facilitate this withdrawal, it has restructured Compagnie Generale d'Immobilier et de Services ("CGIS"), its wholly-owned real estate subsidiary, into two principal groups of companies: Nexity and Vivendi Valorisation. Vivendi sold 100% of Nexity, formed out of its ongoing property businesses, in July, 2000. Vivendi Valorisation holds Vivendi's remaining property assets, which consist primarily of investments arising out of past property development projects. Vivendi holds these assets on its balance sheet at their current market value. Pending their sale, Nexity will manage Vivendi Valorisation's residual assets. Vivendi Valorisation's revenue represented 34% of CGIS's total revenue for 1999.

     Real Estate

                                                              1999     1998     1997
                                                              -----    -----    -----
                                                                    (E MILLION)
Revenue.....................................................  1,686    1,818    1,445
Adjusted EBITDA*............................................     92       20     (122)
Operating Income............................................     37       (3)     (55)

---------------
* Adjusted EBITDA is defined as operating income before amortization and depreciation, expenses of replacement and repair of installation and equipment owned by local authorities. Vivendi considers operating income to be the key indicator of the operational strength and performance of its business and adjusted EBITDA to be a pertinent comparative measure for investors. Adjusted EBITDA should not be considered an alternative to operating or net income as an indicator of Vivendi's performance, or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles. In addition, adjusted EBITDA, as defined in this prospectus, may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies.

     VIVENDI VALORISATION

     Activities

     The principal assets of Vivendi Valorisation include land and land development rights, commercial property (owned and leased) and loans extended to finance commercial property sales. The majority of these assets are associated with Vivendi's past involvement in long-term residential and commercial property development projects. Given the complexity and the long-term nature of its contractual obligations in these projects, Vivendi's assets cannot easily be transferred or sold. Vivendi intends to divest these assets as and when opportunities arise. A dedicated team of approximately 30 Nexity professionals will manage the assets of Vivendi Valorisation pending their sale.

     Land and Land Development Rights:

     - Paris Area. Vivendi Valorisation owns land and development rights, and a partially constructed building, at La Defense, near Paris. Vivendi Valorisation has committed to sell these assets for about E210 million, subject to certain conditions.

     - South of France. Vivendi Valorisation retains land and land development rights in two large development projects in La Napoule and Antibes in southern France. Development and urbanization authorizations for both sites were cancelled by local authorities. Vivendi will seek to obtain the approval of the local authorities to develop or redevelop some of the land before selling it.

     - Germany. Vivendi Valorisation owns land and related assets in Babelsberg, 20 miles outside of Berlin. Vivendi has developed one-third of the marketable portion of this land, and sold or leased 23%.

     Commercial Property Interests. Vivendi Valorisation continues to hold significant interests in a number of large building complexes acquired in connection with past development projects. While Vivendi Valorisation owns certain minor buildings outright, the majority of these interests takes the form of long-term leases from third-party owner-investors, with rents paid by Vivendi Valorisation and guaranteed by Vivendi, coupled with purchase options in favor of Vivendi Valorisation and/or Vivendi.

     - Philip Morris/Danton. In 1996, CGIS transferred to Philip Morris three office buildings constructed as part of the Danton development project at La Defense. CGIS agreed to lease back the buildings for 30 years at progressively rising rents, payment of which was guaranteed by Vivendi. Vivendi Valorisation has an option to purchase the buildings in 2011 for E714 million and in 2020 for E434 million.

     - Berlin. In 1996, Vivendi purchased three defeasance structures for building complexes in Berlin. CGIS sold each structure to, and leased it back from, a third party.

     - Loan Assets. CGIS provided financing to buyers of a number of its properties, such as Philip Morris (a loan of E117 million) and SITQ (a loan of E207 million).

     CONSTRUCTION

     On February 10, 2000, as part of its strategy of focusing on its two core businesses, Vivendi sold 34.4% of Vinci to a number of institutional investors. The sale reduces Vivendi's stake in Vinci to 16.9%. Vivendi appointed four of Vinci's 18 directors. On July 17, 2000, Vinci launched a friendly exchange offer for the construction company Groupe GTM. If the offer is consummated, Vivendi's stake in the combined entity, which will be the world's largest construction firm, will be diluted to approximately 9% of the outstanding share capital.

     Construction

                                                              1999     1998     1997
                                                              -----    -----    -----
                                                                    (E MILLION)
Revenue.....................................................  8,903    7,886    8,009
Adjusted EBITDA*............................................    428      271      244
Operating Income............................................    176       82       (4)

---------------
* Adjusted EBITDA is defined as operating income before amortization and depreciation, expenses of replacement and repair of installation and equipment owned by local authorities. Vivendi considers operating income to be the key indicator of the operational strength and performance of its business and adjusted EBITDA to be a pertinent comparative measure for investors. Adjusted EBITDA should not be considered an alternative to operating or net income as an indicator of Vivendi's performance, or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles. In addition, adjusted EBITDA, as defined in this prospectus, may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies.

     Vinci is Europe's leading construction company and is, based on its current structure, one of the ten largest construction groups in the world in terms of total 1999 sales. Vinci's principal activities are organized into five divisions: building and civil engineering; road construction; electrical engineering and electrical works; heating, cooling and architectural finishing operations; and concessions. In 1999, Vinci had consolidated revenue of E8.9 billion. Vivendi fully consolidated Vinci in its accounts in 1997, 1998 and 1999. Vivendi intends to account for Vinci using the equity method in 2000.

BUSINESS AS A WHOLE

     EMPLOYEES

     As of December 31, 1999, Vivendi employed approximately 290,000 people worldwide:

                                                                AT DECEMBER 31, 1999
                                                                    APPROXIMATE
                                                                NUMBER OF EMPLOYEES
                                                                --------------------
COMMUNICATIONS
Telecommunications..........................................            8,400
Audiovisual and Pay Television..............................            4,000
Publishing and Multimedia...................................           20,000

ENVIRONMENT
Water.......................................................           67,000
Waste.......................................................           56,000
Energy Services.............................................           23,000

Transportation..............................................           34,000
Sithe.......................................................            2,100

OTHER*
Real Estate.................................................            4,450
Construction................................................           70,700

---------------
* Vivendi plans to divest the majority of these operations in 2000.

     FCC has 43,000 employees.

     Trade union membership in Vivendi's operations varies from country to country, and Vivendi is party to numerous collective bargaining agreements. As is generally required by law, Vivendi renegotiates its labor agreements in Europe annually in each country in which it operates.

     There is no material level of trade union membership in Vivendi's U.S. operations other than in United States Filter Corporation, where 6.4% of its employees are unionized, and Onyx, where 17% of its employees are unionized.

     A French law enacted in 1998 requires all employers of more than 20 employees in France to implement a 35-hour work week by January 1, 2000. Vivendi believes that it is one of the first major companies in France to be in substantial compliance with the new law. Vivendi does not expect the law to have a material effect on its business or results of operations.

     Although it has experienced strikes and work stoppages in the past, Vivendi believes that relations with its employees are generally good. It is not aware of any material labor arrangement that has expired or is soon to expire and that is not expected to be satisfactorily renewed or replaced in a timely manner.

     INTELLECTUAL PROPERTY

     Vivendi currently owns a significant number of patents in France, the United States and in various countries worldwide. Although it believes that the patents associated with its various operations are of value, it does not consider any of them to be essential to its business.

     Trademarks and brand recognition are important to Vivendi's businesses, particularly the Multimedia and Publishing, Audiovisual and Pay Television and Internet segments. Vivendi has registered its trademarks and believes that there is significant value associated with them.

     INSURANCE

     Some of Vivendi's important activities outside of France are covered by damage, business loss and civil liability policies that it is required to maintain either by contract or by the institutions that finance these activities. In addition, some investments abroad are covered by political risk policies with the Compagnie d'Assurance Francaise Pour le Commerce Exterieur ("COFACE").

     Vivendi's telecommunications, multimedia and publishing, water, energy services, waste management and transportation segments all maintain damage insurance policies (and in some cases, business loss policies) that cover its assets as well as those for which it has contractual responsibility. These segments also maintain liability policies that cover up to E30 million annually.

     Vivendi's U.S. subsidiaries have coverage under separate damage and civil liability insurance policies. The civil liability policy provides coverage up to E30 million annually. Moreover, its rail transportation operations are covered by a specific civil liability program with a dedicated pool of L155 million.

     At the company-wide level, Vivendi has entered into a contract covering civil pollution and environmental policies that provide coverage up to E30 million for its non-U.S. subsidiaries. In addition to the civil liability programs held by each segment, Vivendi has several civil liability excess policies that provide coverage up to E270 million (with deductibles of E30 million). These policies cover all subsidiaries of which Vivendi owns more than 50%. In addition, Vivendi has a liability policy that covers the management of those subsidiaries of which it owns more than 50% or which it manages.

     ENVIRONMENTAL POLICIES

     While Vivendi's operations and many of its products, services and technologies are aimed at protecting the environment, its activities impact the environment in negative ways as well. To minimize this impact, Vivendi has undertaken to enhance the environmental performance of all its business sectors by implementing an environmental protection action plan.

     The first phase of the plan, for the period between 2000 and 2005, will focus on pursuing the following goals:

     - Improving air quality by reducing direct CO(2) emissions produced by Vivendi's worldwide operations by over 10%;

     - Using water resources properly by increasing control over water losses, creating improved waste water treatment systems and improving the average output rates of water distribution networks;

     - Improving waste management techniques through recovery of biogas, improved treatment of leachates in landfill sites, the development of new recycling processes and improved treatment of incinerator plan emissions;

     - Reducing visual disfigurement of natural landscapes;

     - Conserving soil by reducing pollutants contained in sludge and compost;

     - Increasing the research and development budget for environmental services by 30%; and

     - Improving environmental management by increasing the number of employees certified under ISO 14001 by at least 10% per year and increasing spending on vocational training.

     DESCRIPTION OF PROPERTY

     Vivendi has operations in over 100 countries; moreover, its activities are predominantly service-oriented. As a result, although some of its businesses own or lease plants and other physical properties, none of these plants or physical properties is individually material to Vivendi as a whole.

     In connection with Vivendi's waste business, Vivendi owns or operates approximately 110 sorting, recycling and transfer facilities, 133 solid waste landfill sites and 75 incineration and waste-to-energy transformation facilities worldwide. Collectively, but not individually, these facilities and sites are material to Vivendi's business. Vivendi owns approximately two-thirds of the solid waste landfill sites it operates.

     The physical properties of Vivendi Valorisation consist principally of land near Paris, in the South of France, and near Berlin. Vivendi Valorisation also holds interests in commercial property developments near Paris and in Berlin. These properties and interests are described under "Description of Business -- Other Businesses -- Real Estate." Vivendi does not view these properties as material to its business.

     LEGAL PROCEEDINGS

     In the ordinary course of its business, Vivendi is, from time to time, named as a defendant in various legal proceedings. Vivendi maintains comprehensive liability insurance and believes that its coverage is sufficient to ensure that it is adequately protected from any material financial loss as a result of any legal claims made against Vivendi.

     BT filed a request for arbitration against Vivendi with the International Court of Arbitration on March 8, 2000, alleging, among other things, that Vivendi breached the Cegetel Shareholders' Agreement by agreeing with Vodafone to establish a joint venture to develop and market Vizzavi. On November 9, 2000, the court issued a ruling rejecting that claim. The court also ruled, however, that if BT proves that the creation of Vizzavi harmed SFR, BT will be entitled, in its capacity as indirect shareholder of SFR, to compensation from Vivendi. Vivendi believes that there was no such harm and intends to defend vigorously any claim BT pursues upon that ground.

     Five complaints have been filed in federal court in the Central District of California on behalf of putative former shareholders of United States Filter Corporation, which Vivendi acquired in 1999. These putative class actions seeking to represent all former public shareholders of United States Filter Corporation name Jean Marie Messier, Vivendi and certain of its affiliates as defendants and assert violations of U.S. securities laws on the ground that payments made to three members of United States Filter Corporation's management, which were stated in the tender offer documents for United States Filter Corporation to have been made with respect to their employment arrangements, were allegedly additional consideration to these executives for the purchase of their United States Filter Corporation shares. The complaints allege that the U.S. securities regulations requiring that all shareholders receive the same consideration for shares sold in a tender offer were thereby violated, and seek damages in an unspecified amount. The complaints have been consolidated with a lawsuit filed on March 23, 1999 by putative shareholders of United States Filter Corporation against its former directors, alleging that they breached their fiduciary duties by accepting the merger proposal and failing to maximize shareholder value. Two amended consolidated complaints dated July 7, 2000 and July 12, 2000 combine allegations of the U.S. securities laws violations described in the preceding paragraph with claims for breach of fiduciary duties against former directors of United States Filter Corporation. If these lawsuits are ultimately determined adversely to Vivendi they could have a material adverse effect on its financial position. Vivendi believes the allegations to be without merit and intends to defend the suits vigorously.

     PSG, a unit of Vivendi's U.S. subsidiary Aqua Alliance, is cooperating with an ongoing investigation by the Department of Justice arising from allegations that some members of the Houston City Council received illegal payments from individuals in transactions among PSG, its consultants and municipal officials with respect to the awarding of certain municipal contracts. Upon learning of the investigation, Aqua Alliance initiated an independent investigation into these matters and placed PSG's then President on administrative leave of absence with pay. The PSG President, who has denied any wrongdoing, resigned from PSG on December 4, 1996. Formal and informal document requests made by, and conversations with representatives of, the Department of Justice suggest that the scope of the investigation includes whether representatives and consultants of PSG, retained by PSG to assist it in advising local authorities regarding the privatization of water and wastewater systems, made or were involved in the making of any illegal payments. To date, no charges of wrongdoing have been brought against PSG or any PSG executive or employee by any grand jury or governmental authority. However, at this time, Vivendi is unable to determine what criminal charges or civil claims, may be brought by governmental authorities as a result of this investigation.

     Lawsuits were filed on September 22, 1999 and February 10, 2000 in the Commonwealth Court in Arecibo, Puerto Rico against, among others, Compania de Aquas de Puerto Rico ("CAPR"), an indirect subsidiary of Vivendi Environnement. The complaints allege that CAPR, which operates numerous water and water treatment plants in Puerto Rico, has unlawfully allowed its Barceloneta plant to emit offensive odors and toxic substances in the environment, and has thereby harmed the health of the plaintiffs, a group of local residents. Vivendi does not believe the suits will have a material adverse effect on its business and intends to defend them vigorously.

     A lawsuit was filed on April 7, 2000 in the Commercial Court of Paris by the Association de Defense des Actionnaires Minoritaires seeking invalidation of a provision of Vivendi's statuts that adjusts the rights of shareholders who own in excess of 2% of the total voting power of Vivendi through the application of a formula pursuant to which the voting power of those shareholders will be equal to that which they would possess if 100% of the shareholders were present or represented at the meeting at which the vote in question takes place. The complaint alleges that the provision improperly limits the number of votes that a proxy may carry and improperly assimilates the voting rights of different shareholders. Vivendi believes the allegations to be without merit and intends to defend the suit vigorously.

     EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     French commercial code currently does not limit the right of nonresidents of France or non-French persons to own and vote shares. However, nonresidents of France must file an administrative notice with French authorities in connection with the acquisition of a controlling interest in Vivendi. Under existing administrative rulings, ownership of 20% or more of Vivendi's share capital or voting rights is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in some circumstances depending upon factors such as:

     - the acquiring party's intentions; and

     - the acquiring party's ability to elect directors, and financial reliance by Vivendi on the acquiring party.

     French exchange control regulations currently do not limit the amount of payments that Vivendi may remit to nonresidents of France. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a nonresident be handled by an accredited intermediary. In France, all registered banks and most credit establishments are accredited intermediaries.

     OPTIONS TO PURCHASE VIVENDI SECURITIES

     Vivendi presently has several share subscription, purchase and option plans for the benefit of its executive officers, management and other staff.

                                                                                NUMBER OF
                                                                    MAXIMUM   SHARES SUBJECT
                                                                   NUMBER OF  TO OUTSTANDING
                                                                    SHARES     UNEXERCISED     EXERCISE
DATE OF DECISION OF                                                 SUBJECT   OPTIONS AS OF     PRICE
BOARD OF DIRECTORS                    EXERCISE DATES                TO PLAN      8/25/00         (E)
-------------------                   --------------               ---------  --------------   --------
SHARE PURCHASE PLAN
September 1997.........  September 17, 2002 to September 17, 2005  1,260,960    1,213,857        30.91
September 1997.........  September 17, 2002 to September 17, 2004  2,072,402    2,072,402        50.02
July 1998..............  July 3, 2003 to July 3, 2006              2,192,760    2,163,830        50.52
January 1999...........  January 23, 2004 to January 22, 2007         42,672       42,672        61.33
April 1999.............  April 9, 2004 to April 8, 2007            3,302,569    3,286,831        65.00
May 1999...............  May 12, 2004(1) to May 11, 2007           5,729,237    5,729,237        73.01
September 1999.........  September 11, 2004 to September 10, 2007     15,000       15,000        61.80
November 1999..........  November 26, 2004 to November 25, 2007        9,000        9,000        62.60
November 1999..........  November 26, 2002 to November 25, 2007    2,530,200    2,530,110        62.60
March 2000.............  March 11, 2005 to March 10, 2008              5,000        5,000       106.35
May 2000...............  May 24, 2003 to May 23, 2008              2,783,560    2,783,560       111.44

SHARE SUBSCRIPTION PLAN
October 1990...........  January 1, 1992 to October 22, 2000         859,710       75,432        19.22
November 1991..........  January 1, 1993 to November 20, 2001      1,103,685      155,123        21.48
October 1992...........  January 1, 1994 to October 28, 2000       1,092,604       74,809        19.23
December 1993..........  January 1, 1995 to December 2, 2001       1,262,241      249,333        26.25
October 1994...........  January 1, 1996 to October 20, 2002       1,232,453      249,053        19.31
September 1995.........  January 1, 1997 to September 13, 2003       700,966      314,993        22.16
September 1995(2)......  September 19, 1995 to September 18, 2000     44,998       25,686        36.92
September 1995(2)......  September 19, 1995 to September 18, 2000     79,327       50,256        36.45
June 1996..............  January 1, 1998 to June 24, 2004            964,898      769,912        22.06
May 1996(2)............  May 7, 1996 to May 6, 2001                   27,484       24,161        33.81
December 1996(2).......  December 17, 1996 to December 16, 2001       77,297       68,770        26.55
June 1997(2)...........  June 26, 2002 to June 25, 2004              569,550      569,550        38.80
September 1996(3)......  September 11, 1997 to September 10, 2004     93,015       86,365        41.91
September 1997(3)......  September 11, 2002 to September 10, 2005    111,150      111,150        37.67
December 1998(3).......  December 11, 2003 to December 10, 2006      285,840      285,840        37.40

---------------
(1) Anticipated exercise possible in certain conditions.

(2) Following Vivendi's merger with Havas in May, 1998, Vivendi substituted the following plans of Havas and certain of its subsidiaries with its plans.

(3) Following the merger with Pathe in September, 1999, Vivendi substituted the following plans of Pathe with its plans.

     Among the stock option plans Vivendi introduced in 1999 is one that covers 3,302,569 options for 818 beneficiaries at an exercise price of E65 per share. Options are awarded under this plan based on employees' responsibility, performance and potential. Another plan -- called the "outperformance" plan -- covers 5,729,237 options granted to Vivendi's 53 principal managers at an exercise price of E73.01, exercisable in full after five years if Vivendi's shares outperform those of its main competitors by at least 25%.

     On January 1, 2000, Vivendi announced a "stock options for all" program in which all 220,000 employees in its communications and environment divisions received options to purchase 10 Vivendi shares at an exercise price of E62.60 per share.

     On April 27, 2000, Vivendi's shareholders authorized the board of directors to grant, on one or more occasions, until April 29, 2003, share purchase options to Vivendi's executive directors, senior executives and other employees with a value of up to 3.5% of its total capital as of the day the options are granted.

     Following the merger transactions, each option to purchase Vivendi shares will become an option to purchase the same number of Vivendi Universal shares on the same terms and conditions.

     HISTORY OF VIVENDI'S SHARE CAPITAL

     The following table describes changes in Vivendi's share capital from January 1, 1997 to November 8, 2000. None of the transactions described altered the number of voting rights associated with a Vivendi ordinary share. In none of the transactions in which consideration was paid did Vivendi receive consideration other than cash.

                                             AMOUNT RECEIVED
                                         (PER SHARE, IN FF OR E)
   DESCRIPTION OF                        ------------------------      NUMBER OF      CAPITAL IN      CAPITAL IN
     TRANSACTION            DATE          NOMINAL       PREMIUM     SHARES CREATED      SHARES         FF OR E
   --------------           ----          -------       -------     --------------    ----------      ----------
Position at Jan. 1,                                                                   122,613,408   12,261,340,800
  '97
Group Savings            Jan. 15, '97     100            344            406,877       123,020,285   12,302,028,500
Scheme, 1996
Conversion of bonds      Jan. 23, '97     100             --            402,947       123,423,232   12,342,323,200
and stock options
Conversion of bonds     April 28, '97     100             --          6,547,276       129,970,508   12,997,050,800
and stock options
Group Savings           April 28, '97     100            441            389,180       130,359,688   13,035,968,800
Scheme - 1(st) 1997
Contributions            June 11, '97     100             --            431,892       130,791,580   13,079,158,000
Group Savings            July 21, '97     100            515            140,855       130,932,435   13,093,243,500
Scheme - 2(nd) 1997
Stock dividend, July     Aug. 12, '97     100            573          1,583,068       132,515,503   13,251,550,300
1997
Conversion of bonds,    Sept. 17, '97     100             --          1,529,673       134,045,176   13,404,517,600
bills and stock
options
Group Savings            Jan. 16, '98     100            459            411,458       134,456,634   13,445,663,400
Scheme - 3(rd) 1997
Conversion of sub-       Jan. 22, '98     100             --            136,869       134,593,503   13,459,350,300
scription warrants
and
stock options
Group Savings           April 28, '98     100            557            591,594       135,185,097   13,518,509,700
Scheme - 1(st) 1998
Conversion of bonds,      May 15, '98     100             --            138,582       135,323,679   13,532,367,900
bills and stock
options
Merger with Havas         May 15, '98     100           166.38       23,078,854       158,402,533   15,840,253,300
Group Savings            July 22, '98     100            700            508,717       158,911,250   15,891,125,000
Scheme - 2(nd) 1998
Conversion of bonds,     Dec. 31, '98     100             --            552,056       159,463,306   15,946,330,600
warrants and stock
options
Conversion of bonds      Jan. 22, '99     100             --          1,532,145       160,995,451   16,099,545,100
and stock options
Group Savings            Jan. 22, '99     100            843            321,679       161,317,130   16,131,713,000
Scheme - 3(rd) 1998

                                             AMOUNT RECEIVED
                                         (PER SHARE, IN FF OR E)
   DESCRIPTION OF                        ------------------------      NUMBER OF      CAPITAL IN      CAPITAL IN
     TRANSACTION            DATE          NOMINAL       PREMIUM     SHARES CREATED      SHARES         FF OR E
   --------------           ----          -------       -------     --------------    ----------      ----------
Capital increase         Jan. 22, '99    104.95312        --                 --       161,317,130   16,930,736,102.95
through
capitalization
of reserves and
increase in par value
CONVERSION OF CAPITAL    Jan. 22, '99     E16             --                 --       161,317,130   E2,581,074,080
FROM FF TO E
Conversion of bonds,      May 11, '99      16             --          3,221,785                --               --
warrants and stock
options
Group Savings             May 11, '99      16           170.90          331,667                --               --
Scheme - 1(st) 1999
Group Savings             May 11, '99      16           170.90        1,758,057       166,628,639   2,666,058,224.50
Scheme PEGASE
Increase in par value     May 14, '99    16.50            --                 --       166,628,639   2,749,372,543.50
3 for 1 stock split       May 14, '99     5.50            --                 --       499,885,917   2,749,372,543.50
Conversion of bonds,     July 22, '99     5.50            --                 --           743,291      500,629,208
warrants and stock
options
Subscription with        July 22, '99     5.50          54.50        45,505,197       546,134,405   3,003,739,227.50
preferrential rights
Group Savings            July 28, '99     5.50          58.07           681,463       546,815,868   3,007,487,274.00
Scheme - 2nd 1999
Pathe merger and         Sept.10, '99     5.50            --         47,501,692       594,317,560   3,268,746,580.00
Richemont SA and
Wei contributions
Conversion of bonds,     Dec. 31, '99     5.50            --          1,330,608       595,648,168   3,276,064,924.00
warrants and stock
options
Conversion of            Jan. 28, '00     5.50            --             91,530       595,739,698               --
warrants
and stock options
Group Savings            Jan. 28, '00     5.50          51.20         1,152,275       596,891,973   3,282,905,851.50
Scheme - 3rd 1999
PEGASE II LIMITED         Feb. 7, '00     5.50          51.20         3,200,000       600,091,973   3,300,505,851.50
PEGASE II LIMITED        Feb. 16, '00     5.50          51.20         2,800,000       602,891,973   3,315,905,851.50
Conversion of bonds,    April 27, '00     5.50            --            254,308       603,146,281   3,317,304,545.50
warrants and stock
options
Group Savings           April 28, '00     5.50          65.61         2,330,468       605,476,749   3,330,122,119.50
Scheme - 1st 2000
Group Savings            July 26, '00     5.50          85.98           264,294       605,741,043   3,331,575,736.50
Scheme - 2nd 2000
Conversion of bonds,      Oct. 2, '00     5.50            --            204,485       605,945,528   3,332,700,404.00
warrants and stock
options
Conversion of bonds,      Nov. 8, '00     5.50            --             64,394       606,009,922   3,333,054,571.00
warrants and stock
options

     More than 10% of Vivendi's share capital has been paid for with assets other than cash on one occasion in the past five years: When Vivendi issued 23,078,854 of its ordinary shares in May 1998 in connection with its merger with Havas (or 69,236,562 ordinary shares as adjusted for the three-for-one stock split that occurred in May 1999).

     As of November 1, 2000, Vivendi had outstanding indebtedness of E21,703 million, none of which was secured or guaranteed. Based on the number of Vivendi ordinary shares outstanding as of November 7, 2000, and the closing price of Vivendi ordinary shares on the Paris Bourse on the same date, Vivendi had an equity market capitalization of E51,693 million.

     SELECTED CONSOLIDATED FINANCIAL DATA

     You should read the following selected consolidated financial data together with the section entitled "-- Vivendi Management's Discussion and Analysis of Financial Condition and Results of Vivendi's Operations" and Vivendi's consolidated financial statements.

     Vivendi's consolidated financial statements have been prepared in accordance with French GAAP, which differs in certain significant respects from U.S. GAAP. Note 25 to Vivendi's consolidated financial statements describes the principal differences between French GAAP and U.S. GAAP as they relate to Vivendi. See "-- Vivendi Management's Discussion and Analysis of Financial Condition and Results of Vivendi's Operations" for a discussion of accounting changes, business combinations and dispositions of business operations that affect the comparability of the information provided below.

     The information below and Vivendi's consolidated financial statements are reported in euros. For your convenience, Vivendi has also presented U.S. dollar amounts, calculated at the rate of E0.995 to U.S. $1.00, which is the noon buying rate at December 31, 1999.

                                               AT AND FOR THE YEAR ENDED DECEMBER 31,
                                --------------------------------------------------------------------
                                 U.S.$                               EUROS
                                --------    --------------------------------------------------------
                                  1999        1999        1998        1997        1996        1995
                                --------    --------    --------    --------    --------    --------
                                             AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA
INCOME STATEMENT DATA:
Amounts in accordance with
  French GAAP
  Revenue.....................  41,814.0    41,622.5    31,737.1    25,476.6    25,293.4    24,843.3
  Revenue outside France......  17,911.3    17,829.3    10,313.0     8,204.8     7,793.0     7,212.2
  Operating income............   2,291.0     2,280.5     1,331.4       595.5       546.4       211.8
  Exceptional items, net......    (841.7)     (837.8)      249.3       878.6       139.8      (208.4)
  Goodwill amortization.......     614.8       612.0       209.5       374.7       146.8       155.6
  Minority interest...........       5.3         5.3       212.2      (115.1)      (56.4)     (194.0)
  Net income..................   1,438.0     1,431.4     1,120.8       822.0       297.7      (562.0)
  Basic earnings per share....       2.7         2.7         2.5         2.1         0.8
  Dividends per share.........       1.0         1.0         0.9         0.8         0.6         0.6
Amounts in accordance with
  U.S. GAAP
  Shareholders' Equity........  17,032.5    16,954.5    10,258.4          --          --          --
  Net income..................     247.2       246.1       565.2          --          --          --
  Basic EPS...................      0.48        0.48        1.29          --          --          --
  Diluted EPS.................      0.47        0.47        1.25          --          --          --
BALANCE SHEET DATA (AT PERIOD
  END):
Amounts in accordance with
  French GAAP
  Total Shareholders'
    Equity....................  10,942.3    10,892.2     7,840.2     6,846.7     5,134.7     4,600.2
  Minority interest...........   4,071.0     4,052.4     2,423.0     1,742.3       825.9       921.5
  Total assets................  83,157.8    82,777.0    48,982.4    39,365.2    36,624.9    35,339.5
  Total long term assets......  45,549.5    45,340.9    26,072.6    20,810.4    19,098.4    18,377.9
  Net cash provided by
    operating activities......   1,415.9     1,409.4     2,897.9     1,601.1     2,502.0     3,112.6
  Capital expenditure.........   6,822.7     6,791.5     4,478.2     2,713.3     2,134.4     2,843.2
  Net financial debt..........  22,937.6    22,832.6     6,502.1     4,177.0     6,874.6     7,875.7
OTHER DATA
  Adjusted EBITDA*............   5,259.1     5,235.0     3,453.0     2,144.2     2,003.8     1,795.1

---------------
* Adjusted EBITDA is defined as operating income before amortization and depreciation, expenses of replacement and repair of installation and equipment owned by local authorities. Vivendi considers operating income to be the key indicator of the operational strength and performance of its business and adjusted EBITDA to be a pertinent comparative measure for investors. Adjusted EBITDA should not be considered an alternative to operating or net income as an indicator of Vivendi's performance, or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles. In addition, adjusted EBITDA, as defined in this prospectus, may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies.

     For periods presented prior to January 1, 1999, Vivendi Consolidated Financial Statements have been prepared in French francs and translated into euros using the official fixed exchange rate E1 = FF 6.55957, applicable since January 1, 1999 (see Note 2 to Vivendi Consolidated Financial Statements).

                                                           AT AND FOR THE YEAR ENDED DECEMBER 31,
                                                          ----------------------------------------
                                                           U.S.$                 EUROS
                                                          -------    -----------------------------
                                                           1999       1999       1998       1997
                                                          -------    -------    -------    -------
                                                                    AMOUNTS IN MILLIONS
RECONCILIATION OF ADJUSTED EBITDA WITH
  OPERATING INCOME:
  Telecommunications....................................   1,379      1,372        674        331
  Publishing and Multimedia.............................     419        417        355
  Audiovisual and Pay Television........................      86         86         13         (7)
  Internet..............................................     (51)       (51)        (4)
COMMUNICATION...........................................   1,833      1,824      1,038        324
  Water.................................................   1,327      1,320        830        787
  Waste Management......................................     622        619        495        355
  Energy Services.......................................     390        388        341        265
  Transportation........................................     183        182        144         97
  FCC...................................................     273        272        119
ENVIRONMENT.............................................   2,795      2,781      1,929      1,504
SITHE...................................................     193        192        256        218
CONSTRUCTION AND REAL ESTATE............................     521        520        291        122
OTHERS..................................................     (83)       (82)       (61)       (24)
ADJUSTED EBITDA*........................................   5,259      5,235      3,453      2,144
  Amortization and depreciation.........................  (2,690)    (2,678)    (1,832)    (1,314)
  Expenses of replacement and repair of installation....    (278)      (276)      (290)      (235)
OPERATING INCOME........................................   2,291      2,281      1,331        596

---------------
* Adjusted EBITDA is defined as operating income before amortization and depreciation, expenses of replacement and repair of installation and equipment owned by local authorities. We consider operating income to be the key indicator of the operational strength and performance of our business and adjusted EBITDA to be a pertinent comparative measure for investors. Adjusted EBITDA should not be considered an alternative to operating or net income as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles. In addition, adjusted EBITDA as defined in this Registration Statement may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies.

                VIVENDI MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF VIVENDI'S OPERATIONS

     The following discussion is as of October 30, 2000, except to the extent such statements are specified to speak as of a different date.

     The following discussion of Vivendi's operations should be read in conjunction with its financial statements and related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties, including, but not limited to, those described in "Risk Factors." Vivendi's results may differ materially from those anticipated in these forward-looking statements.

     Since the introduction of the euro on January 1, 1999, Vivendi's functional and reporting currency has been the euro. Accordingly, Vivendi has prepared its 1999 consolidated financial statements in euros. The consolidated financial statements for prior years have been prepared in French francs and have been restated in euros for each period presented using the official fixed exchange rate E1 = FF 6.55957. Therefore, the consolidated financial statements for prior years depict the same trends that would have been presented had they been presented in French francs. However, because they were originally prepared in French francs, they are not necessarily comparable to financial statements of a company which originally prepared its financial statements in a European currency other than the French franc and restated them in euros.

SIX MONTHS ENDED JUNE 30, 2000

     OVERVIEW

     The first half of 2000 was an important period for Vivendi, as it completed a number of strategic actions begun in 1999. In accordance with its objective of focusing on communications and environmental services, it implemented or initiated major divestitures in its construction, real estate and independent power generation businesses:

     - In February 2000, Vivendi reduced its interest in Vinci from 49.3% to 16.9%, receiving in exchange E572 million. Vinci is now accounted for using the equity method (because Vivendi holds double voting rights with respect to its shares of Vinci stock, it controls more than 20% of Vinci's voting power);

     - In July 2000, Vivendi sold Nexity to a group of investors and to Nexity's senior management for E42 million. The sale did not affect Vivendi's accounts for the period; Vivendi intends to sell its remaining real estate assets, now held through Vivendi Valorisations, whenever favorable opportunities arise;

     - In April 2000, Sithe sold 21 independent power production plants to Reliant for E2.2 billion. In August 2000, Vivendi entered into an agreement pursuant to which it reduced its stake to approximately 30%.

     In the Communications division, Vivendi continued to pursue its strategy of becoming a world leader in communications services through a number of transactions:

     - CANAL+ agreed to create three joint ventures with Lagardere, a French media company: two to own and operate theme channels and one to oversee interactive services for new channels. In connection with this transaction, Vivendi sold Lagardere 34% and 27.4% of its interests in CANAL Satellite and Multithematique, respectively;

     - Vizzavi, Vivendi's multi-access portal joint venture with Vodafone Air Touch Plc, began operations in France. Progress towards rolling out Vizzavi across Europe continued;

     - In June 2000, Vivendi announced that it had agreed to the merger transactions with Seagram and CANAL+. Because the merger transactions have not yet occurred, they had no effect on Vivendi's accounts for the period.

     In addition, Vivendi acquired 100% of the Hungarian fixed telephony company United Telecom Investment and 40% of Kencell Communication Limited, a Kenyan mobile telephony company. Internet-related acquisitions included 100% of i-France and 22% of Scoot.com.

     Major developments took place in the Environmental Services division as well:

     - In July, 2000 Vivendi conducted an initial public offering of shares of Vivendi Environnement and listed Vivendi Environnement on the Paris stock exchange. Approximately 37% of Vivendi Environnement's shares were sold to the French public and to institutional investors in France and elsewhere. Because the initial public offering of Vivendi Environnement occurred in the second half of 2000, the effect of Vivendi Environnement's capital increase and related transactions on Vivendi's accounts is not reflected in its June 30, 2000 financial statements but will be reflected on its December 31, 2000 financial statements.

     - Vivendi announced an agreement pursuant to which Dalkia will consolidate its energy operations with those of Electricite de France. This agreement is expected to close at the end of 2000.

     In addition, Vivendi acquired several waste management businesses in Norway, Germany and the United States and transportation-related assets from GTI.

     BASIS OF PRESENTATION

     Segmentation

     As a result of Vivendi's divestiture of construction, real estate and independent power generation assets in the first half of 2000, information related to its remaining assets in Vivendi Valorisations (real estate) and Sithe (independent power generation) are disclosed in the "other" category. As a result of the formation of Vivendi Environnement, a "holding" category, which includes information related to Vivendi in its capacity as parent company of Vivendi Environnement, is included as part of the environmental services category.

     Effect of change in accounting policies

     From the beginning of 2000, Vivendi has applied new French accounting policies with respect to consolidated accounts. Under these policies, Vivendi books profits and losses by using an average currency exchange rate and records in the income statement the latent currency exchange conversion on assets and liabilities expressed in foreign currency. The use of an average currency exchange rate reduced Vivendi's net income for the period by E8.5 million. The change in the currency exchange conversion policy increased net income by E5.8 million and shareholders' equity by E44.8 million.

     Vivendi also decided to change its policy of accounting for expenses associated with the acquisition of new customers for mobile telephony subsidiaries of Cegetel. These costs are now expensed immediately, rather than being amortized over twelve months. This change increased Vivendi's operating income by E145.3 million, its net income by E31.7 million and decreased its shareholders' equity by E160.5 million.

     The following comparison reflects these changes in accounting policy both for the first six months of 2000 and for the first six months of 1999.

     CONSOLIDATED OPERATIONS: SIX MONTHS ENDING JUNE 30, 2000 VS. SIX MONTHS ENDING JUNE 30, 1999

     Revenue

     Vivendi's consolidated revenue rose to E19.4 billion for the first six months of 2000, up from E18.1 billion for the same period in 1999. Internal growth of 15.3%, and the positive impact of changes in exchange rates (particularly in the U.S. dollar/euro exchange rate), more than offset the effect (11.1%) of disposals net of acquisitions. The disposals relate to non-core businesses such as Nexity and Vinci. The acquisitions relate to the effect of Vivendi's earlier acquisitions of United States Filter Corporation, Superior Services and Canal+. Both the Communications and Environmental Services divisions experienced substantial internal growth.

     Divisional analysis

                                                      SIX MONTHS       SIX MONTHS
                                                         ENDED            ENDED
REVENUE (E MILLION)                                  JUNE 30, 2000    JUNE 30, 1999
-------------------                                  -------------    -------------
Telecommunications.................................     2,465.3          1,912.6
Multimedia and Publishing..........................     1,624.5          1,654.1
Audiovisual and Pay Television.....................     1,951.5             99.0
Internet...........................................        14.9             23.6
SUBTOTAL COMMUNICATIONS............................     6,056.6          3,689.3
Water..............................................     6,050.2          4,048.2
Waste..............................................     2,377.6          1,483.4
Energy.............................................     1,588.0          1,919.4
Transportation.....................................     1,505.2          1,085.4
FCC................................................     1,005.7            987.8
SUBTOTAL ENVIRONMENT...............................    12,526.7          9,524.2
Construction.......................................         0.0          3,876.2
Real Estate........................................         0.0            982.3
SUBTOTAL CONSTRUCTION AND REAL ESTATE..............         0.0          4,858.5
Other..............................................       830.5              4.1
TOTAL..............................................    19,413.8         12,076.1

     Communications

     The Communications division had revenue of E6.0 billion for the first six months of 2000, compared to E3.7 billion for the same period in 1999. Of this 64% increase, 19.4% was the result of internal growth in the telecommunications sector, caused primarily by a significant increase in demand for Vivendi's mobile telephony services. The remaining 44.8% resulted from acquisitions, principally of CANAL+ (the additional 15% ownership interest acquired in September 1999 led Vivendi to consolidate CANAL+ fully from the fourth quarter of 1999, having previously accounted for its interest using the equity method).

     Telecommunications. Cegetel's revenue increased to E2.5 billion, a 29.4% increase on a comparable basis, from the first half of 1999 to the first half of 2000. SFR's market share remained stable (36.5%) in the period in terms of gross new customer acquisitions. Its user base increased from 7.34 million at the end of 1999 to 8.45 million at the end of June 2000. The majority (54%) of the user base was comprised of subscribers rather than pre-paid customers. Vivendi believes this to be an encouraging development, as subscriptions have historically generated greater revenue per customer than pre-paid sales. Average revenue per subscriber declined by E1 a month for subscription customers and by E4 a month for prepaid customers. SFR's cancellation rate was reduced by half over the period and its customer satisfaction rating improved. Cegetel's fixed telephony business increased its revenue by 35% despite a dramatic drop in prices. Approximately one-half of residential customers and two-thirds of professionals leaving France Telecom signed up for new contracts with Cegetel.

     Multimedia and Publishing. Excluding the disposal of the Havas' billboard advertising operations, revenue generated by Vivendi's multimedia and publishing segment increased by 6% in the period. Multimedia revenue rose by more than 20% to E260 million and publishing revenue rose 4.2% to E1.2 billion. Revenue generated outside France (E0.7 billion) was up 14.3%, primarily as a result of the growth of Havas Interactive.

     Audiovisual. Vivendi's audiovisual segment contributed E1.95 billion to Vivendi's total revenue in the first six months of 2000, a figure that would have represented a 19.5% increase from the first six months of 1999 had Vivendi consolidated CANAL+ in the latter period (before September 1999, Vivendi did not include CANAL+ revenue in Vivendi's total revenue.) The increase is mainly attributable to increased subscription revenue which rose 14%, mainly in Italy (33%) and France (23% for CANALSatellite).

     Environmental Services

     Vivendi's Environmental Services division recorded revenue of E12.5 billion for the first six months of 2000, compared to E9.5 billion for the first six months of 1999, an increase of 31.5%. Approximately 13.8% was due to internal growth, which resulted primarily from new contracts and from the full effect of contracts won in the preceding years. The remainder is attributable to external growth, principally the full effect of Vivendi's earlier acquisitions of United States Filter Corporation and Superior Services, partially offset by the reclassification of Sithe from the Environmental services to the segment "Other".

     Water. Vivendi's water segment generated revenue of E6.1 billion in the period, an increase of 49.5% over the same period in 1999. This increase resulted principally from the full effect of the acquisition of United States Filter Corporation, which was integrated in May 1999. Internal growth for water as a whole was 13.4%. In France, revenue was E2.7 billion, with internal growth of 4.3%. The growth derives from increases in the volume of water distributed and in construction activities. Outside France, the internal growth (22.8%) resulted primarily from the full effect of the Berlin contract and from the commercial development in North America.

     Waste Management. The waste businesses generated revenue of E2.4 billion for the first six months of 2000, an increase of 60.3% over the same period in 1999, largely due to the acquisition of Superior Services and Waste Management's hazardous waste assets (both of which were consolidated in mid-1999). Internal growth was 13.9%. In France, internal growth resulted primarily from increases in paper prices and increased volumes in the urban services and industrial businesses. Outside France, internal growth (14.3%) derived from the expansion in the United Kingdom, Australia and the United States.

     Energy. Vivendi's energy-related revenue decreased 17.3% to E1.6 billion in the period. Excluding the reclassification of Vivendi's interest in Sithe under "Other," revenue increased 10.2%, of which 9.4% was internal growth. New cogeneration equipment in France and expansion in Moravia led to most of the internal growth.

     Transportation. Vivendi's transportation business generated E1.5 billion in revenue in the first six months of 2000, up 38.7% over the same period in 1999. Excluding the effect of the GTI acquisition, internal growth was 21%, primarily as a result of new contracts such as the Stockholm metro contract and the Hillside rail contract.

     FCC. FCC generated revenue of E1 billion in the first six months of 2000. Internal growth was 14.5% excluding the effect of deconsolidating Vivendi's real estate operations (which have been accounted for under the equity method since the beginning of 2000).

     Construction and Real Estate

     Due to Vivendi's disposals of its interests in Nexity and Vinci, revenue from the construction and real estate businesses is no longer included in Vivendi's consolidated revenue. Revenue generated by those businesses amounted to E4.9 billion for the first six months of 1999; the remaining assets generated E0.1 billion in revenue in the same period in 2000. This revenue is now included in the "Other" category.

     Other

     "Other" revenue amounted to E830 million in the first six months of 2000. Revenue from Sithe amounted to E709 million, compared to E480 million in the first six months of 1999.

     GEOGRAPHIC BREAKDOWN OF THE REVENUE

     The breakdown of the revenue by geographic area is as follows:

                                              SIX MONTHS ENDED    SIX MONTHS ENDED
                                               JUNE 30, 2000       JUNE 30, 1999
                                              ----------------    ----------------
                                                          (E BILLION)
France......................................        10.0                11.2
Euro zone outside France....................         2.7                 2.4
Europe outside the Euro zone................         2.2                 2.2
Americas....................................         3.7                 1.8
Others......................................         0.8                 0.6
TOTAL.......................................        19.4                18.2

     France

     In France, communications-related revenue amounted to E4.6 billion, compared to E3.1 billion for the first six months of 1999. Of this increase, 32% was the result of acquisitions, primarily of the additional interest in CANAL+ in September 1999. The internal growth, 20%, was fuelled primarily by the telecommunications businesses (Cegetel's revenue, for example, grew 29.2%). Multimedia and publishing revenue increased 1.8%. Internal growth in the Environmental Services division, which generated E5.3 billion in revenue in the period, was up 7.7%, principally due to increased activity in the waste management (up 13.5%) and energy segments (up 11.2%). Revenue generated in France by the residual assets managed by non-core businesses amounted to E0.1 billion in the period. For the first six months of 1999, revenue generated by Nexity and Vinci was E3.4 billion. For Vivendi as a whole, internal growth in France was 12.2% for the period.

     Outside France

     Revenue generated outside France was up 36.7% to E9.4 billion in the period. Of this increase, 19.6% was internal growth. Revenue generated outside France represented 48% of Vivendi's consolidated revenue, reflecting the company's continued international expansion.

     In the "euro zone" outside France, the bulk of the revenue was generated in Germany (E0.7 billion) where growth was fuelled by the Berlin water contract, and Spain (E1.0 billion, principally from FCC).

     The United Kingdom is Vivendi's largest market in European countries outside of the Euro zone. In the first six months of 2000, U.K. revenue was E1.4 billion, up 1.6% from the same period in 1999. The bulk of the activity was generated by the Environmental Services division (E1.3 billion). Excluding changes is subsidy levels, all the environmental activities generated increased revenue, including transportation. The apparent decline in transportation revenue was due to a significant fall in subsidies received, which was partially offset by growth in traffic. Revenue from the Communications division (E0.1 billion) increased by 4.7%.

     Growth in Scandinavia (which is also part of Europe outside the Euro zone) is attributable to the Stockholm subway contract won in the second half of 1999.

     In the Americas, Vivendi's revenue more than doubled in the first six months of 2000 to E3.7 billion, principally due to the acquisitions of United States Filter Corporation (E1.8 billion), Superior Services and Waste Management's hazardous-waste assets (E467 million). A significant portion of Vivendi's internal growth was the result of a steady increase in medical publishing and multimedia revenue.

     Elsewhere, revenue generated in the Asia/Pacific region almost doubled in the first six months of 2000 to E0.6 billion, primarily because of the United States Filter Corporation acquisition (E168 million), strong internal growth for transportation in Australia and important new projects undertaken by Sithe in Asia.

     EXPENSES

     Vivendi's total operating expenses amounted to E18.3 billion in the first six months of 2000, a 5.9% increase over the first six months of 1999. The increase was modest compared to the increase in revenue,

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largely because of the divesture of low-margin businesses. Operating expenses in construction and real estate (27% of Vivendi's activities for the first six months of 1999) represented 99% of the revenue generated in those businesses, while the operating expenses in Vivendi's core businesses amounted to 94% of the revenue generated.

     On a comparable basis (excluding the effects of changes in the scope of consolidation and currency exchange rates), operating expenses increased 15.6%, in line with revenue growth. On a comparable basis, operating expenses in the Communications division rose 16.5%, while revenue rose by 19.3%. This improvement is attributable to increasingly effective cost control policies, especially in the telecommunications segment. The Environmental Services division's operating expenses grew by 14% on a comparable basis in the first six months of 2000, while revenue rose by 13.7%. Productivity gains in Vivendi's French operations were offset by increased development costs associated with Vivendi's international expansion.

     OPERATING INCOME

     The table below summarizes the contributions of Vivendi's business segments to the operating income generated in the first six months of 1999 and 2000:

                                                      SIX MONTHS       SIX MONTHS
                                                         ENDED            ENDED
                                                     JUNE 30, 2000    JUNE 30, 1999
                                                     -------------    -------------
                                                              (E MILLION)
OPERATING INCOME
Telecommunications.................................       280.7           102.8
Multimedia and Publishing..........................       116.3            98.2
Audiovisual and Pay Television.....................         1.5            (1.3)
Internet...........................................       (71.5)          (38.1)
SUBTOTAL COMMUNICATIONS............................       327.0           161.6
Water..............................................       440.1           273.5
Waste..............................................       187.5           116.4
Energy.............................................       118.1           168.1
Transportation.....................................        57.9            49.8
FCC................................................        94.6            90.7
Holding............................................       (31.5)            0.0
SUBTOTAL ENVIRONMENT...............................       866.7           698.5
Construction.......................................         0.0            26.8
Real Estate........................................         0.0            (1.8)
SUBTOTAL CONSTRUCTION AND REAL ESTATE..............         0.0            25.0
Other..............................................       (33.9)          (45.1)
TOTAL..............................................     1,159.8           840.0

     The 38.1% increase in operating income is a product of Vivendi's growth strategy for its Communications and Environmental Services divisions. Operating income in Communications doubled to E327 million. The Environmental Services division generated an increase of 24% (excluding the effect of the deconsolidation of Sithe, the increase was 36%). The global improvement in Vivendi's operating income was reached despite the divestitures of Vinci and Nexity. Excluding acquisitions and changes in currency exchange rates, operating income grew 15.6%.

     The principal operations acquired since June 30, 1999 generated operating income of E97 million. These operations consist of the additional interest in CANAL+, United Telecom Investments, several acquisitions in medical publishing and purchase of some environmental assets (the Waste Management hazardous waste assets and the GTI transportation assets). Operations disposed of since the end of June 1999 generated operating income of E51 million in the first six months of 1999.

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

     Communications

     Telecommunications. Operating income generated by Vivendi's telecommunications businesses increased from E102.8 million in the first six months of 1999 to E280.7 million in the first six months of 2000. The mobile telephony businesses (principally SFR) benefited from the general growth in the market. Operating income rose by 46% and operating margins by 2 points in a difficult competitive environment: Customer acquisition costs in France are the highest in Europe, although they declined in the second quarter. Operating losses generated by the fixed telephony businesses (Cegetel Entreprises and Cegetel 7) declined by half despite a very competitive market. Increased economies of scale resulting from an increased customer base, the rise of Internet traffic and a cost control policy largely offset a decline in prices for voice traffic. Vivendi Telecom International pursued its development in Hungary, generating operating income of E12.8 million.

     Multimedia and Publishing. The multimedia and publishing segment contributed E116.3 million to Vivendi's operating income in the first six months of 2000, representing an increase of 28% on a comparable basis. Havas's performance was in line with Vivendi's goal of improving its operating margin. In Havas's general public operations, operating income generated by Havas Interactive improved significantly. The education and reference operations grew also, due to new multimedia products and increased international activity.

     Audiovisual and Pay Television. Operating income generated by the audiovisual and pay television segment in the period was in line with Vivendi's expectations.

     Internet. The Internet segment generated an operating loss of E71.6 million, mainly as a result of start-up costs and the setting up of new sites and portals.

     Environmental Services

     Water. The water segment contributed operating income of E440.1 million to Vivendi's total for the first six months of 2000, an increase of 61.0% over the same period in 1999. The increase was largely due to the effect of the United States Filter Corporation acquisition. Growth on a comparable basis was 9.2%, compared to internal revenue growth of 13.4%. Internal growth was the result of increased activity and continued cost cutting efforts in France, improved volume in distribution and water treatment in North America and the effect of the Berlin water contract.

     Waste Management. Operating income generated by the waste management sector totaled E187.5 million for the period, an increase of 61%. Excluding the impact of the integration of Superior Services and the Waste Management assets, the increase would have been 19.8%. The bulk of the growth came from France (due to increasing paper prices, an increase in treated volumes and new contracts). Outside France, the operating income benefited from growth in the United States, Australia, Germany and Ireland.

     Energy. Including the effect of the reclassification of Sithe, energy-related operating income declined 30% to E118.1 million in the period. Excluding the reclassification, operating income rose 11.7%. Overall growth on a comparable basis stood at 8%, an increase primarily linked to increased volumes in Eastern and Central European countries, particularly in Moravia.

     Transportation. Operating income in transportation was E58 million for the period, an increase of 16.3% (a 4.2% increase on a same facility basis). This increase was primarily the result of the Stockholm metro contract and the Hillside contract, partially offset by increasing fuel prices.

     FCC. FCC's contribution to Vivendi's operating income was E95 million for the first six months of 2000. Internal growth was 11% excluding the effect of the deconsolidation of the real estate businesses.

     Construction and Real Estate

     Due to the disposals of Vivendi's interests in Nexity and Vinci, the construction and real estate segments no longer contribute to Vivendi's consolidated operating income. The operating income generated by those

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

segments amounted to E25 million for the first six months of 1999. The remaining assets generated operating losses of E43 million (included in "other").

     Other

     Operating losses of Vivendi's other businesses amounted to E33.9 million for the first six months of 2000, including Sithe's operating income (E108.8 million) and losses generated by Vivendi's remaining real estate assets (E43 million) and holding company costs.

     FINANCIAL EXPENSES/INCOME

     Vivendi's net financial expense was E209.2 million for the first six months of 2000, as compared with a profit of E0.3 million for the first six months of 1999. This decline was due largely to an increase of E347.1 million in Vivendi's financing costs, which grew as a result of Vivendi's 1999 acquisitions. Vivendi's average cost of debt fell from 5.31% to 5.14% in the period. Vivendi recognized E434.8 million in capital gains in 2000 (up from E288.6 million in 1999), primarily in connection with the sale of portfolio securities, including the sale of treasury shares and shares of Alcatel. Allowances for financial provisions include allowances for financial risks (E27 million) and depreciation of non-consolidated securities invested by the Internet segment through investment funds (E22.7 million). Vivendi's financial expense/income is restated by the effect of the use of the average currency exchange rate (resulting in income of E83 million).

     INCOME FROM OPERATIONS BEFORE EXCEPTIONAL ITEMS AND TAXES

     Vivendi's income from operations before exceptional items and taxes reached E950.6 billion for the first six months of 2000, up 13.1% from 1999. This growth results from the improvement in operating income described above.

     EXCEPTIONAL ITEMS, DEPRECIATION, AMORTIZATION AND PROVISION FOR EXCEPTIONAL ITEMS

     In the first six months of 2000, Vivendi recorded net exceptional income of E1.8 billion, compared to E94.1 million in income in the same period in 1999. The following items explain the 2000 net exceptional income:

          E1,865.8 million in capital gains, of which E374.7 million was realized in connection with the sale of a 32.4% ownership interest in Vinci, E340.7 million in connection with the sale by Sithe of 21 independent power production plants to Reliant; E433.8 million in connection with the sale of CANAL Satellite and Multithematiques shares to Lagardere; E86 million in connection with the sale of a CANAL+ subsidiary; and E71.4 million in connection with the flotation of a different CANAL+ subsidiary;

          E473.3 million in income recognized in connection with the dilution of Vivendi's stake in BSkyB in connection with a transaction between BSkyB and Kirch, a German company;

          E18.3 million in restructuring expenses, net of allowances and releases, principally related to Sithe Energies and Dalkia;

          E69.0 million in exceptional charges. The largest items in this category were a E23.5 million increase in provisions related to assets of Vivendi's U.K. water operations and an E18.9 million increase in provisions related to CANAL+'s film library.

     EQUITY IN NET INCOME OF AFFILIATES

     Vivendi's share of the net expense generated by the companies it accounts for using the equity method was E102.0 million for the period, compared with E55.7 million for the same period in 1999. This category consisted primarily of the net expense generated by BSkyB (E80.9 million), Elektrim (E38.9 million) and profits generated by Vinci (E13.3 million) and Nexity (E17.5 million).

     CANAL+, which has been consolidated since the fourth quarter of 1999, was accounted for using the equity method in the first six months in 1999. Its subsidiaries contributed a net expense of E32.6 million to
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

Vivendi's total, compared with an expense of E12.1 million in the first six months of 1999 for CANAL+ and its subsidiaries.

     In the first six months of 1999, Audiofina contributed E37.1 million, and Cofiroute E10.4 million, to Vivendi's total net income. Audiofina was sold at the end of 1999; Cofiroute is now accounted for as part of Vinci.

     INCOME TAXES AND DEFERRED TAX

     Vivendi's income tax and deferred tax expense was E695 million for the first six months of 2000, compared to a gain of E70.6 million for the same period in 1999. The deferred tax expense was E291.2 million, as compared to a gain of E265.8 million for the first half of 1999. The 2000 figure principally reflects the use of deferred tax assets booked prior to 2000 in connection with disposals (such as Vinci, CANAL Satellite and Multithematiques) made in the first six months of 2000. In the first six months of 1999, the E265.8 million gain was associated primarily with deferred tax assets reduced due to the use of loss carryforwards of E296.9 million. Vivendi currently expects to use additional loss carryforwards in 2000.

     GOODWILL AMORTIZATION

     Goodwill amortization increased from E147.8 million to E252.4 million in the period. This increase was due to the rise of recurrent amortization (E194.3 million versus E115.5 million), primarily attributable to newly consolidated companies (especially USFilter, CANAL+ and Vivendi Telecom International). Non-recurrent goodwill amortization amounted to E58.1 million and included a provision of E36.9 million in connection with tax assets of Vivendi's real estate operations.

     NET INCOME

     Vivendi's consolidated net income rose 67.2% to E1,416.5 million in the first six months of 2000. This corresponds to net earnings per share of E2.36, compared with E1.71 per share for the first six months of 1999, a 38.3% increase. In the first six months of 2000, due to a capital increase that occurred in 1999, the average number of shares grew from 495.3 million to 600.2 million.

     1997-99

     OVERVIEW

     Vivendi grew substantially in the 1997-99 period, both in terms of revenue (E25.5 billion in 1997 compared to E41.6 billion in 1999, representing a 27.8% compound annual growth rate) and operating income (E596 million in 1997 compared to E2.3 billion in 1999, or a 95.7% compound annual growth rate). Revenue generated by its Communications division grew at an annual rate of 126.9%, from E1.7 billion to E8.6 billion, and its operating result went from a E199 million loss to a E552 million profit. In the Environment business, revenue increased by 25% a year to E22.4 billion, and operating income by 40% per year to E1.6 billion.

     Vivendi's growth was driven by both significant internal revenue growth (9.5% a year over the period) in its Communications and Environmental divisions, and through its policy of selective acquisitions in its core strategic businesses.

     INTERNAL GROWTH

     Communications

     Vivendi's goal is to become a leading European communications company. It intends to achieve that goal by aggressively expanding its ability to provide high-value added content and services over the full range of media: internet, television, print and mobile and fixed telephony. In the 1997-99 period, following this strategy has resulted in internal growth of 50% a year.

     Access. Vivendi's provision of access to communications services expanded rapidly in the 1997-99 period, chiefly due to a dramatic increase in demand for its mobile telecommunications services, which grew

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

an average of 54% per year during the period. Cegetel's mobile phone subscriber base grew by more than 5 million during the period (from 2.23 million at the end of 1997 to 7.34 million at the end of 1999). Meanwhile, operating income reached E581 million in 1999, compared to a E40 million loss in 1997. SFR benefited from the dramatic expansion of the French market, where the mobile telephony penetration rate has tripled from 10% at the end of 1997 to 33.8% at the end of 1999. SFR was able to maintain its market share at 36% while generating more revenue per subscriber than its main competitors.

     Internal growth in telecommunications was also the result of Cegetel's expansion in the fixed-line consumer and professional markets, which were opened to competition in January 1998. Cegetel also benefited from growth in the Internet and data communications markets, which together represented the bulk of its fixed-line market growth over the 1997-99 period. Cegetel's revenue in the fixed-line market rose from E28.5 million in 1997 to E143.5 million in 1999. In the long distance fixed-line segment, Cegetel had 1.1 million clients as of December 31, 1999, having had none at the end of 1997.

     Content. Vivendi's publishing and multimedia segment generated internal growth of 6.2% over the period, helped by an improving advertising market in France and by the launch of several new periodicals. Vivendi expects the merger transactions to spur substantial internal growth in both its content and access activities.

     Environment

     In the 1997-99 period, Vivendi's Environment division capitalized on its historic competitive advantages to generate internal revenue growth of 8%. Primarily as a result of a E266 million cost cutting program, it was able to achieve internal growth in operating income of 11%.

     Internal revenue growth was principally due to a number of new contracts, including contracts to:

     - provide water and wastewater services to the city of Berlin through a partnership with RWE and Allianz (generating annual revenue of approximately E600 million) (the "Berlin water contract").

     - operate the Stockholm metro (annual revenue of approximately E180 million) (the "Stockholm metro contract").

     - operate a rail franchise from Hillside to Melbourne, Australia (annual revenue of E120 million, beginning September, 1999) (the "Melbourne contract").

     As a result of these and other new contracts, Vivendi had at the end of 1999 more than 80 million clients in the water sector, waste management capacity of 25 million tons a year, 40,000 energy services customers and transportation volume of one billion passengers a year.

     EXTERNAL GROWTH

     The following is a summary of some of the material transactions and developments during the 1997-99 period in each of Vivendi's core businesses.

     Communications

     Over the 1997-99 period, Vivendi supplemented the strong internal growth in its Communications businesses discussed above by entering into joint ventures and acquisitions that significantly expanded its telecommunications, audiovisual and publishing assets.

     Telecommunications:

     - Cegetel acquired a 49.9% ownership interest in TD through investments made in July 1997 and December 1998 for a total price of E518.2 million (the "TD acquisition"). Through this acquisition, SNCF and Cegetel agreed jointly to make use of TD's fixed long distance network. Vivendi accounts for TD using the equity method. TD reduced Vivendi's net income by E17.1 million in 1998 and by E1.1 million in 1999.

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

     - In accordance with Vivendi's strategy of developing an international telecommunications customer base through acquisitions in high-potential countries, it purchased a 49% interest in a joint venture with Elektrim, a company that controls the leading Polish mobile telephony operator and the Polish cable operator Bresnam. The acquisition took place in December 1999. The total purchase price was E1,198.8 million.

     Audiovisual and Pay Television:

     - Vivendi purchased an additional 15% interest in CANAL+ in September 1999 for E1,374 million, increasing its total interest in CANAL+ to 49% and giving it control of the company. CANAL+ would have reduced Vivendi's operating income by E23 million in 1999 had it been included for the full year.

     - Also in September 1999, Vivendi acquired a 24.4% equity interest in BSkyB, the leading pay-television company in the United Kingdom and Ireland, through a merger with Pathe and a purchase of BSkyB shares from Granada and Pearson. The total purchase price was E1,258.8 million. Vivendi accounts for BSkyB using the equity method. BSkyB reduced Vivendi's net income by E13.7 million in 1999, and would have reduced net income by E141 million had it been included for the full year.

     - In July 2000, Vivendi issued a series of exchangeable notes with an aggregate principal amount of E1.44 billion. Each note has a nominal value of E24.22 and is exchangeable for one share of BSkyB stock. Vivendi may elect to give noteholders who exercise their exchange rights the cash equivalent of the then-prevailing market price of the BSkyB stock rather than the stock itself. The notes bear interest at 1% per annum and are scheduled to mature on July 20, 2003.

     Publishing and Multimedia. Acting on Vivendi's belief that controlling content and value-added services is a key competitive advantage for a telecommunications operator, it made a number of substantial content-related acquisitions in the 1997-99 period. It acquired 29.3% of Havas, then a multi-services communications company, in February 1997 and merged with it effective January 1, 1998. In 1998 and 1999, it significantly expanded Havas' international presence through a number of acquisitions:

     - At the end of 1998, Vivendi acquired Cendant Software (now Havas Interactive), the world's second leading developer of educational and games computer software, for E678 million (the "Havas Interactive acquisition"). Havas Interactive contributed E47.4 million to Vivendi's operating income in 1999 (E66.7 million before amortization).

     - In September 1998, Vivendi acquired Anaya, a Spanish publishing firm, for E199.7 million (the "Anaya acquisition"). Anaya contributed E30 million to Vivendi's operating income in 1998 and E10.2 million in 1999 (in 1998, the contribution reflected Anaya's results only for the second half of the year, when its performance is generally superior to that achieved in the first half).

     - In August 1999, Vivendi acquired MediMedia, a company specializing in the publication of medical information, for E237 million (the "MediMedia acquisition"). MediMedia contributed E10.7 million to Vivendi's operating income in 1999.

     Havas contributed E252 million to Vivendi's operating income in 1998 and E355 million in 1999. Vivendi believes that its contribution to the value of its company is even greater than these numbers suggest, however. Through Havas, Vivendi has dramatically increased the library of content it can offer users of its communications systems; as a result, Vivendi believes that it has substantially enhanced the value of those systems.

     Environment

     Over the 1997-99 period, Vivendi complemented internal growth in its environmental businesses with growth delivered by joint ventures and acquisitions that significantly expanded its asset base:

     - Water. Vivendi Water revenue grew 27% a year over the period. Internal growth averaged 4.7% a year, helping lead to Vivendi's E10.7 billion in 1999 environmental revenue. Meanwhile, operating

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

       income grew by 44% a year to E793 million in 1999, including internal growth of 7% a year, partially as a result of a cost reduction program initiated in 1997.

       Pursuant to Vivendi's strategy of making opportunistic acquisitions of environmental companies, Vivendi complemented its internal growth primarily through the acquisition of United States Filter Corporation, the world's leading manufacturer of water equipment and water treatment systems (the "United States Filter Corporation acquisition"). Vivendi acquired United States Filter Corporation in April, 1999 for E5,801 million. United States Filter Corporation contributed E339 million to Vivendi's operating income in 1999. It would have contributed E475 million had it been included for the full year.

     - Waste. Revenue in the waste sector grew 26% a year over the 1997-99 period, reaching E3.5 billion in 1999, with a balance of internal growth and acquisitions. Growth in operating income was similar. Vivendi's primary waste-related acquisitions were in furtherance of its strategy of expanding in both Europe and the United States. They included:

        -- a controlling stake in Superior Services, a U.S. waste management company, acquired in June 1999 for E932.2 million (the "Superior Services acquisition"). Superior Services contributed E25 million to Vivendi's operating income in 1999 and would have contributed E29 million had it been included for the full year;

        -- E103.5 million of hazardous waste-related assets from Waste
           Management, Inc. in March 1999 (the "Waste Management acquisition"). These assets contributed E13.3 million to Vivendi's operating income in 1999, and would have contributed E26 million had they been included for the full year; and

        -- a controlling stake in Leigh Interest, a British waste management company, acquired in August, 1997 for E185.5 million (the "Leigh Interest acquisition"). Leigh Interest contributed E21.1 million to Vivendi's operating income in 1998 and, combined with Vivendi's other U.K. units, E36.8 million in 1999.

       Transportation. Revenue in transportation grew 21% a year over the 1997-99 period, reaching E2.4 billion in 1999, with a mix of internal growth, primarily as a result of new contracts, and acquisitions. Operating income growth was 45% per year, caused in part by productivity gains. Vivendi's primary transportation-related acquisition was its purchase in December 1997 of a controlling stake in Linjebuss, the leading transportation company in Scandinavia, for E156 million (the "Linjebuss acquisition"). Linjebuss contributed E16.3 million to Vivendi's operating income in 1998 and E7 million in 1999.

       FCC. In October 1998, in order to reinforce Vivendi's presence in the fast growing Spanish market, it acquired a 49% interest in the holding company that owns 56.5% of FCC (the "FCC acquisition"). Vivendi acquired this interest for E794.2 million. It proportionally consolidated FCC in its financial statements based on its interest in the holding company. FCC contributed E75 million to Vivendi's operating income in 1998 and E191 million in 1999.

     DIVESTITURES

     In 1995, Vivendi was involved in dozens of unrelated businesses. That year, it began to implement a long-term strategy of focusing on just two: communications and environmental services. It pursued that goal aggressively in the 1997-99 period, making substantial disposals of non-core assets.

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     Communications

     In communications, the bulk of Vivendi's streamlining effort in 1997-99 was directed towards focusing Havas, which was highly diversified when Vivendi acquired it, on its multimedia and publishing operations. To that end, Vivendi sold:

     - Havas' yellow pages businesses to France Telecom for E411 million;

     - IP, an advertising management agency, to CLT for E207 million; and

     - Havas Voyages, a travel agency, to American Express Voyages, for E167 million.

     The proceeds of these sales have been distributed to Havas' shareholders as part of Havas' merger with Vivendi. Further sales included:

     - Havas' billboard advertising operations to the Decaux group for E877 million (the "billboard advertising sale"), generating a capital gain of E575 million;

     - 9% of Havas Advertising to a group of investors for E198.4 million (the "Havas Advertising sale"), generating a capital gain of E148.7 million; and

     - Vivendi's interest in Audiofina to Groupe Bruxelles Lambert for E704.1 million at the end of 1999, leading to a capital gain of E275.2 million (the "Audiofina sale").

     Construction and Real Estate

     Vivendi disposed of a substantial number of non-core real estate assets in 1997-99, including E1.2 billion of real estate assets to Unibail, Accor, Blackstone and Colony in 1999 (the "1999 real estate sales"), and E640 million of real estate assets to SITQ in 1997 (the "SITQ sale").

     Other

     Other disposals of non-core assets included Vivendi's sale of 24.6% of Electrafina, a holding company with investments in Suez Lyonnaise des Eaux, Audiofina and a number of international oil operations, to Groupe Bruxelles Lambert for E1.1 billion in June 1998 (the "Electrafina sale").

     BASIS OF PRESENTATION

     Inclusion of Acquisitions

     Information regarding businesses and interests Vivendi acquired between January 1, 1997 and December 31, 1999 is included only from the date of acquisition. For example, Vivendi includes only eight months of results for United States Filter Corporation because Vivendi acquired it at the end of April 1999. Subject to that qualification, the information below consolidates all of the businesses and interests Vivendi held at the end of 1999.

     Formation of Vivendi Environnement

     Vivendi Environnement was formed at the end of 1999. It brings together the majority of Vivendi's water, waste management, energy services and transportation businesses, as well as its interest in FCC. Vivendi transferred Generale des Eaux, Dalkia, United States Filter Corporation, Companie Generale d'Entreprises Automobiles and its interest in FCC to Vivendi Environnement in December 1999. Vivendi has not transferred all its environment-related subsidiaries or contracts to provide environmental services. The following information related to Vivendi's environmental segments includes (i) certain environment-related operations, contracts and subsidiaries not currently part of Vivendi Environnement and (ii) Vivendi's interest in Sithe, although it has not transferred that interest to Vivendi Environnement and does not intend to do so. Vivendi has agreed to transfer to Vivendi Environnement the operating income Vivendi receives under some environmental contracts that it has not yet transferred to Vivendi Environnement.

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     DISPOSITION OF REAL ESTATE ASSETS

     In 1995, Vivendi regrouped its real estate business in its wholly-owned subsidiary CGIS. In response to the real estate crisis of the early 1990s in France, CGIS substantially restructured the business and entered into a divestiture program pursuant to which it has sold over E3 billion of real estate assets since 1995.

     In 1999, as part of this divestiture program, CGIS sold 40 hotels, mainly in Paris, and a group of office, retail and multi-purpose facilities (with 299,250 square meters of leaseable space and ancillary areas and 2,956 parking spaces).

     These sales resulted in the recognition of a net capital loss of E384 million.

     As part of Vivendi's strategy of focusing on its two core businesses, Communications and Environment, it has decided to withdraw from the real estate business in 1999. As a result:

     - Vivendi sold Nexity to a group of investors in July 2000. Nexity (formerly New CGIS) regroups Vivendi's ongoing real estate businesses. No significant capital gain arose from this disposal; and

     - Vivendi intends to sell Vivendi Valorisations (formerly CGIS Cantonnement) assets whenever favorable opportunities arise. Vivendi Valorisations regroups various real estate assets that cannot easily be transferred or sold. As part of this strategy, Vivendi has reviewed the value of its real estate assets through a future cash-flow analysis and, as a result, has recognised an additional reserve of E890 million in its 1999 accounts.

     In total, Vivendi incurred real estate-related losses of about E240 million in 1999, net of reversal of provisions and deferred tax assets.

     Taxes

     Vivendi files a consolidated tax return for all its French subsidiaries in which it has an ownership interest of 95% or more, as does Vinci. Vivendi booked deferred tax assets on net operating loss carryforwards and on timing differences when, in its opinion, it was more likely than not that some or all of the deferred tax assets would be realized. At each closing date, in light of the forecasted taxable incomes of each tax entity, Vivendi reviewed such judgments.

     At the end of 1998, Vivendi concluded that only a portion of its tax group's total tax loss carryforwards and timing differences could be offset against future taxable income. Vivendi estimated that only the losses expiring in 2002 and 2003 would be used. In 1999, Vivendi initiated and/or announced a number of transactions from which it anticipates realizing substantial capital gains. Because of the expected increase in its future taxable incomes, Vivendi has revalued the expected tax savings of its tax loss carryforwards at E1 billion.

     CONSOLIDATED OPERATIONS: 1999 VS. 1998

     Revenue

     Vivendi's consolidated revenue rose to E41.6 billion in 1999 from E31.7 billion in 1998. Of this 31.2% increase, 19.6% resulted from acquisitions, primarily of United States Filter Corporation and Superior Services, Havas Interactive and full effect of Vivendi's earlier acquisition of FCC. A further 9.7% was due to internal growth, principally in the telecommunications sector. The impact of changes in exchange rates, particularly in the U.S. dollar/euro exchange rate, accounted for the remaining 2%.

     Divisional analysis

     Communications had revenue of E8.6 billion in 1999, compared to E6 billion in 1998. Of this 43% increase, 23% was the result of internal growth in the telecommunications sector, caused primarily by a significant increase in demand for Vivendi's mobile telephony services. The remaining 21% resulted from acquisitions, principally of Havas Interactive, MediMedia and CANAL+ (the additional 15% ownership interest acquired in September 1999 caused Vivendi to consolidate CANAL+ fully from the fourth quarter of

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

1999, having previously accounted for Vivendi's interest using the equity method). The Communications division represented 21% of Vivendi's revenue in 1999, compared to 19% in 1998 and 6% in 1997.

     Vivendi's environmental businesses recorded revenue of E22.4 billion in 1999, compared to E16 billion in 1998. Of this 40% increase, 29% is attributable to external growth, principally its acquisitions of United States Filter Corporation and Superior Services. Approximately 8% was due to internal growth, which resulted primarily from the new contracts won during this period and from the full year impact of contracts won in the preceding years. The environmental businesses represented 54% of Vivendi's revenue, compared to 50.5% in 1998 and 56% in 1997.

     Construction and real estate accounted for E10.6 billion of Vivendi's total revenue in 1999, compared with E9.7 billion in 1998. This 9.3% increase is primarily attributable to acquisitions in the construction sector (3.1%) and internal growth (5.2%), particularly in its housing and commercial real estate businesses. Construction and real estate represented 25% of Vivendi's revenue in 1999, compared to 30.5% in 1998 and 37% in 1997.

     Geographic breakdown

     The table below summarizes the relative contribution of Vivendi's business divisions to its 1999 revenue and a breakdown between revenue generated in France and elsewhere.

                                                      FRANCE       OUTSIDE FRANCE       TOTAL
                                                   ------------    --------------    ------------
                                                   VALUE     %     VALUE      %      VALUE     %
                                                   -----    ---    ------    ----    -----    ---
                                                                   (IN E BILLION)
Communications...................................   6.8      29%     1.7      10%     8.5      21%
Environment......................................  10.0      42%    12.5      70%    22.5      54%
Subtotal Environment and Communications..........  16.8      71%    14.2      80%    31.0      75%
Construction & Real Estate.......................   7.0      29%     3.6      20%    10.6      25%
                                                   ----     ---     ----     ---     ----     ---
Total............................................  23.8     100%    17.8     100%    41.6     100%

     Vivendi's revenue in France totaled E23.8 billion, compared to E21.4 billion in 1998 (an 11% increase, most of which came from internal growth (10%)). The majority of this growth was in Communications, which increased its revenue by 34% to E6.8 billion. It had internal growth of 26%, due largely to the continued strong growth of its French telecommunications operations (up 42% in 1999 to E4.1 billion). The publishing and multimedia business grew 23% to E2.7 billion, mostly due to acquisitions. The environmental division's revenue generated in France increased 6% to E10 billion, with 4% internal growth. Vivendi's construction and real estate revenue increased 1.5% to E7 billion. In total, revenue generated in France in 1999 represented 57% of Vivendi's total revenue, compared to 67% in 1998.

     Revenue generated outside France increased 73% to E17.8 billion in 1999, primarily as a result of Vivendi's acquisitions of United States Filter Corporation and Superior Services and the inclusion of a full year of FCC and Havas Interactive. Internal growth, principally due to the impact of new environmental contracts, accounted for the remainder, or 10%. The Communications division's revenue outside France grew by 107% (5% internally) to E1.7 billion, or 20% of the division's total revenue. Environmental revenue outside France grew by 88% (13% internally) to E12.5 billion, or 55% of the total revenue of the division. Construction and real estate revenue outside France increased 28% (3% internally) to E3.6 billion. In total, business outside France represented 42.8% of Vivendi's total revenue, compared to 33% in 1998 and 32% in 1997.

     The breakdown of Vivendi's 1999 revenue outside France by geographic area is as follows:

                                           EURO
                                           ZONE        EUROPE
                                          OUTSIDE    OUTSIDE THE
                                          FRANCE      EURO ZONE     AMERICAS    OTHER    TOTAL    1998
                                          -------    -----------    --------    -----    -----    ----
                                                                  (E BILLION)
Communications..........................    0.7          0.3          0.6        0.1      1.7      0.9
Environment.............................    3.1          3.6          4.9        0.9     12.5      6.6
Subtotal Environment and
  Communications........................    3.8          3.9          5.5        1.0     14.2      7.5
Construction & Real Estate..............    2.1          1.0          0.1        0.4      3.6      2.8
                                            ---          ---          ---        ---     ----     ----
Total...................................    5.9          4.9          5.6        1.4     17.8     10.3
                                             33%          28%          31%         8%     100%     100%
                                            ---          ---          ---        ---     ----     ----
1998....................................    4.0          3.8          1.5        1.0     10.3

     In Europe, Vivendi's revenue increased 42.8% to E10.8 billion in 1999, an increase principally attributable to the integration of the European units of United States Filter Corporation, the inclusion of a full year of FCC and the acquisition of Teerbau, the leading road construction firm in Germany, in May 1999. Internal growth, largely due to the Berlin water contract and the Stockholm metro contract, accounted for the remainder.

     Revenue in the "euro zone" outside France (which includes 10 countries in Western Europe), increased 46.7% to E5.9 billion, due primarily to the integration of FCC over a 12-month period, the Teerbau and CANAL+ acquisitions, the integration of the European businesses of United States Filter Corporation and the Berlin water contract. Three quarters of the revenue in this category was generated in Germany (E2.3 billion) and Spain (E2.1 billion).

     In European countries outside of the euro zone, revenue increased 29% to E4.9 billion in 1999, largely due to the inclusion of United States Filter Corporation's European businesses and the impact of the Stockholm metro contract. The United Kingdom is Vivendi's largest market in this region. Vivendi's 1999 U.K. revenue was E3.5 billion, up 17.6% from 1998. The bulk of the increase in the United Kingdom was caused by the inclusion of United States Filter Corporation's European businesses.

     In the Americas, Vivendi increased its revenue nearly fourfold in 1999 to E5.6 billion, principally because of its acquisitions of United States Filter Corporation, Superior Services and Havas Interactive. Internal growth was 23.8%, primarily in the water and waste management sectors.

     In the Asia/Pacific region, revenue reached E0.8 billion in 1999, including E0.3 billion in Australia, up 71% from 1998. This growth is attributable primarily to Vivendi's acquisition of United States Filter Corporation and Havas Interactive and new transportation contracts, especially the Melbourne contract. Vivendi's exposure to risks related to emerging markets remained very limited in 1999, as revenue in these areas was approximately E1 billion, or 2.4% of the yearly total.

     Operating Expenses

     Vivendi's total operating expenses amounted to E39.3 billion in 1999, a 29.4% increase over 1998. On a comparable basis (excluding the effects of changes in the scope of consolidation, and changes in currency exchange rates), the increase was 8.6%, compared to an increase of revenue of 9.7%. This performance is mainly attributable to the Communications division, where, on a comparable basis, net operating expenses grew by 17% and revenue by 22.9%. This development results primarily from the fact that costs associated with the rapidly-growing telecommunications business in France are largely fixed.

     The Environment division's operating expenses grew by 7.5% on a comparable basis in 1999, close to the 7.7% growth in revenue. Productivity gains in Vivendi's French operations were partially offset by increased development costs associated with Vivendi's international expansion.

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

     Operating Income

     Operating income amounted to E2.28 billion in 1999, a 71.3% increase over 1998 (33.5% on a comparable basis). Revenue grew 9.7% on a comparable basis, causing a 1.3% improvement (to 5.5%) in Vivendi's operating margin of 1.3% to 5.5% in 1999. The remainder of the operating income increase is attributable primarily to the acquisitions described above.

     The table below summarizes the contributions of Vivendi's business segments to its 1999 and 1998 operating income:

1999 OPERATING INCOME                                          1999       1998
---------------------                                         -------    -------
                                                                 (E MILLION)
Telecommunications..........................................    350.6       22.5
MultiMedia and Publishing...................................    354.5      252.2
Audiovisual and Pay Television..............................   (102.7)      (4.8)
Internet....................................................    (50.8)      (6.4)
Subtotal Communications.....................................    551.6      263.5
Water.......................................................    792.7      405.0
Waste.......................................................    277.7      225.8
Energy Services.............................................    297.3      290.5
Transportation..............................................     96.1       75.2
FCC.........................................................    190.5       74.5
Subtotal Environment........................................  1,654.3    1,071.0
Construction................................................    175.7       82.4
Real Estate.................................................     36.8       (3.0)
Subtotal Construction and Real estate.......................    212.5       79.4
Other.......................................................   (137.9)     (82.6)
Total.......................................................  2,280.5    1,331.3

     Operating income generated by Vivendi's Communications division doubled to E551.6 million (and grew by a factor of 2.4 on a comparable basis), representing 24% of its total operating income, compared to less than 20% in 1998. This growth came primarily from its telecommunications business, where operating income rose from E22.5 million to E350.6 million. This increase was primarily a consequence of the increased profitability of Vivendi's French mobile business, which had operating income of E581 million, up from E291 million in 1998, and improved its operating margin to 16% from 11% in 1998. In addition, Cegetel's fixed telephony business start-up losses were materially reduced, from E264 million in 1998 to E215 in 1999. Finally, the multimedia and publishing sector generated a 40% increase in operating income, a gain that resulted equally from the integration of Vivendi's acquisitions and from an improvement in Havas' profitability. These increases were partially offset by CANAL+'s operating loss of E92.8 million, and by start-up losses of E50.8 million generated by Vivendi's Internet businesses.

     Operating income generated by Vivendi's environmental businesses reached E1.7 billion in 1999, up from E1.1 billion in 1998. This 54.4% increase is attributable primarily to the consolidation of United States Filter Corporation, which contributed approximately E339.1 million to Vivendi's 1999 operating income. Internal growth, primarily resulting from new environmental contracts such as those described above, was 9.8%.

     Vivendi's environmental businesses contributed 73% of its operating income in 1999, compared to slightly over 80% in 1998.

     Construction and real estate's contribution to Vivendi's operating income nearly tripled to E212.5 million, compared to E79.4 million in 1998. On a comparable basis, operating income grew 61%, primarily resulting from a general improvement in European construction markets, the refocusing of Vivendi's businesses on higher margin segments (particularly road building and engineering as opposed to pure construction works), and the general recovery of the French real estate market.

     Financial Expenses/Income

     Vivendi's net financial expense was E220.1 million in 1999, as compared with a profit of E9.3 million in 1998. This decline was due largely to an increase of E463.9 million in Vivendi's financing costs, which grew as a result of its 1999 acquisitions. As a result of the hedging policy Vivendi put in place at the end of 1998, its average cost of debt fell from 5.45% to 5.13% between 1998 and 1999 despite rising interest rates. Allowances for financial provisions were E162.9 million in 1999, down from E298 million in 1998. This decrease was caused principally by lower allowances for financial risks due to the cancellation of certain real estate risks. Vivendi recognized E450.6 million in capital gains in 1999 (down from E553.2 million in 1998), primarily in connection with the sale of portfolio securities, including the sale of treasury shares and shares of Alcatel and Saint-Gobain. Vivendi recorded a E102.6 million exchange profit primarily as a result of the increase in the value of the U.S. dollar against the euro, compared to a loss of E10.4 million in 1998.

     Income From Operations Before Exceptional Items and Taxes

     Vivendi's income from operations before exceptional items and taxes reached E2.1 billion in 1999, up 53.7% from 1998. This growth resulted from the improvement of the operating income described above.

     Exceptional Items, Depreciation, Amortization and Provision for Exceptional Items

     In 1999, Vivendi recorded a net exceptional loss of E837.8 million, compared to a E249.3 million profit in 1998. The following items explain the 1999 net exceptional loss:

     - E650.8 million in capital gains, of which E575.4 million was realized in connection with Havas' billboard advertising business sale; E275.2 million in connection with the sale of Vivendi's 18.7% interest in Audiofina; and E148.7 million in connection with the sale of 9% of Havas Advertising. These gains were partially offset by a pre-tax capital loss of E386.7 million incurred in connection with the sale of CGIS's real estate assets;

     - E1.42 billion in exceptional charges, of which nearly E800 million consisted of provisions related to real estate assets, particularly the multi-year construction programs, which Vivendi revalued to facilitate the process of selling them; E318.5 million in provisions related to the accelerated write-off of CANAL+ digital set-top boxes that must be replaced sooner than expected by a new generation of equipment made necessary by the development of multi-access portals; and

     - E95.1 million in restructuring expenses, net of allowances and releases, which break down by business as follows:

       -- E34.5 million related to the water business. Cost cutting measures consist of a rationalized and unified policy of purchases, a unified human resources policy, and the reorganization of the international activities of certain entities (as a result of the purchase accounting principles, the United States Filter Corporation restructuring provisions have no effect on the income statement);

       -- E28.1 million attributable to the energy services businesses, mainly in connection with the reorganization of our U.K. operations;

       -- E25.1 million incurred in the construction businesses in connection with rationalization programs, especially in France and Germany, and with the implementation of new technology by our civil engineering business. The European construction markets were affected by the global recession and required rationalization programs at the end of the 1990's. At the beginning of 2000, Vivendi sold its majority stake in Vinci; consequently, there will be no additional restructuring costs and provisions accounted for in Vivendi's financial statements; and

       -- E7.4 million attributed to Vivendi's multimedia and publishing businesses (as a result of Vivendi's use of the purchase accounting treatment, the Anaya and Medimedia restructuring provisions have no effect on the income statement).

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

     Vivendi implemented these plans in order to improve its operating margin ratio (operating income divided by revenue), restore the profitability of loss-making entities and integrate newly acquired companies. They consist of cost cutting programs, rationalization of administrative and commercial structures and development of new synergies. Vivendi expects these plans to have a significant positive effect on its operating income for year 2000 and the years thereafter.

     Income Taxes

     Vivendi's income taxes and deferred tax result for 1999 is a profit of E0.8 billion, compared to an expense of E90 million in 1998. As noted above, the E0.8 billion profit is due to the fact that Vivendi recognized in 1999 a deferred tax asset of E1 billion.

     Goodwill

     Goodwill amortization increased significantly in 1999. This increase is due primarily to strategic acquisitions, particularly of United States Filter Corporation (goodwill amortization of E30 million) and Havas Interactive (goodwill amortization of E28 million) as well as from Vivendi Environnement (goodwill amortization of E45 million). As a result of the United States Filter Corporation acquisition, and as part as of the restructuring of Vivendi's activities in the United States, Vivendi wrote down the goodwill related to Aqua Alliance (E92 million) and its subsidiaries (E90 million).

     Equity in Earnings of Affiliates

     Vivendi's share in the net income of affiliated companies accounted for by the equity method amounted to E32.9 million in 1999, compared with E42.5 million in 1998. As in 1998, this category consisted primarily of the net income generated by Cofiroute (E26 million compared with E21.4 million in 1998), Havas Advertising (E11.3 million compared with E13.6 million in 1998) and General Utilities' U.K. subsidiaries (E21.3 million compared with E17.4 million in 1998).

     CANAL+, which was fully consolidated during the last quarter of 1999, was accounted for using the equity method for the first nine months of 1999. CANAL+ and its subsidiaries contributed a negative E20 million to Vivendi's net income, compared with a negative E9.6 million in 1998. BSkyB contributed a negative income of E13.7 million.

     Net Income

     Vivendi's consolidated net income rose 27.7% to E1,431.4 million in 1999. This corresponds to net earnings per share of E2.7, as compared with E2.46 in 1998, a 10% increase. In 1999, due to a capital increase, the average number of shares grew from 455.6 million to 529.6 million.

     As noted above, the impact of Vivendi's real estate business on its total 1999 net income was negative E240 million.

     SEGMENT OPERATIONS: 1999 VS. 1998

     The following discussion explains in more detail developments within each of Vivendi's divisions in terms of revenue, expenses and operating income.

     Communications

     Telecommunications. Cegetel's revenue increased by 42% to E4.0 billion. This growth was due in part to the performance of SFR, whose revenue increased by 37% to E3.7 billion in 1999, largely as a result of a 73% increase in its user base, from 4.25 million customers at the end of 1998 to 7.34 million at the end of 1999. The volume increase was in line with the French mobile market growth, where penetration grew from 19% at the end of 1998 to 34% at the end of 1999. Monthly usage per customer increased from 210 minutes in 1998 to 240 minutes in 1999.

     Cegetel's growth was partially offset by a 16% decrease in its average revenue per customer, from E63 to E53, which resulted primarily from lowered prices. Price declines were caused by intense competition in the

French market and of the increased popularity of prepaid, rather than contract, arrangements. Prepaid customers represented 32.8% of SFR's total customer base at the end of 1999, up from 14.5% at the end of 1998. Prepaid customers generated average monthly revenue of E23, compared to E59 for the average contract customer. Moreover, SFR suffered from an increase in non-revenue generating mobile-to-mobile calls, and from a 20% decline in fixed-to-mobile rates implemented in September 1999 at the request of the ART.

     Vivendi's fixed telephony business revenue more than doubled to E317 million in 1999, compared to E147 million in 1998. Cegetel 7's revenue almost tripled to E143 million. This growth is due largely to a 700,000 increase in Cegetel 7's subscriber base, from 400,000 in 1998 to 1.1 million in 1999 (traffic tripled to 1.6 billion minutes as well), partially offset by an average 25% price decrease, principally the result of the intense competition in this segment of the French telecommunications market. Cegetel 7 was able to win a market share of approximately 7% in 1999, half of the market share relinquished by France Telecom to its competitors. Cegetel Entreprises' revenue doubled to E175 million, coming from a sharp increase in traffic (which almost quadrupled to 1.1 billion minutes), mitigated by significant price pressure on voice products.

     Finally, in 1999, Vivendi increased its ownership interest from 40% to 100% in the Hungarian fixed telephony operator Magyar Telecom, and therefore consolidated it for the first time. Revenue generated by Magyar Telecom totaled E24 million.

     In 2000, Vivendi expects significant growth in Cegetel's revenue as a result of increasing mobile phone usage in France, but expects this growth to be partially offset by continued price pressure. Price pressure could relent, however, with the introduction of new mobile data services. On the fixed telephony side, Vivendi also expects strong growth in 2000.

     Expenses rose 31.5% to E3.7 billion, compared to an increase in revenue of 42.7% on an approximately comparable basis. The change is mainly attributable to the fact that SFR's average customer acquisition cost increased by 7% to E276 due to intense competition, particularly in the last quarter of the year. Other cost items per gross customer materially decreased, especially technical and information technology costs. Overall, the total cash cost per new customer declined by 13% to E47. Cegetel expects a sharp increase in its revenue in 2000, and consequently a significant increase in its acquisition costs, which should be offset by decreases in other cost items per customer.

     Operating income for Vivendi's telecommunications businesses increased to E350.6 million from E22.5 million in 1998. Cegetel accounted for E366 million of the 1999 total, having contributed E27 million in 1998. Cegetel's contribution was partially offset by a E15 million operating loss generated by the international operations of VTI, particularly the newly consolidated Magyar Telecom, and development and overhead expenses.

     Within Cegetel, SFR's operating income doubled to E550 million, while its revenue increased by 37% to E3.7 billion. This performance was due to the decline in the average cost per marginal mobile phone user, explained above, which resulted in an improvement in operating margin from 11% to 16%.

     Cegetel 7's operating loss significantly decreased to E58 million, compared to a E102 million loss in 1998, due to a leaner cost structure and a 30% drop in customer acquisition and customer care costs.

     Cegetel Entreprises' operating loss decreased from E193 million to E148 million in 1999, due to a cost control program put in place in early 1999 and network restructuring. These efforts were partially offset by continued high interconnection costs to France Telecom's network.

     Multimedia and Publishing. Vivendi's multimedia and publishing businesses generated revenue of E3.3 billion in 1999, up from E2.9 billion in 1998. This 15.3% increase is principally attributable to Vivendi's acquisition of Havas Interactive, which accounted for E536 million in revenue. The increase on a comparable basis was 3%. Forty percent of the revenue was generated outside France, compared to 27% in 1998, reflecting the integration of Havas Interactive (which generated 80% of its revenue in the United States), Medimedia, the world leader in drug information (75% of revenue outside France) and Anaya, the leading Spanish publisher of educational publications (revenue of E188 million in 1999). Seventeen percent of the revenue in

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

this segment came from electronic media (mostly educational and game CD-ROMs) compared to 5% in 1998.

     Havas accounts for the bulk of the revenue in this category, with two main divisions:

     - the Business and Professional division recorded revenue of E1.3 billion, up 9% from 1998, mostly due to an outstanding advertising market for professional publications in France and in the United Kingdom, and to the integration of MediMedia for six months.

     - the General Public division's revenue amounted to E1.5 billion, up 60% on 1998, mostly due to the integration of Havas Interactive. The performance of the general literature and the education and reference segments were offset by the adverse performance of the France Loisirs book club.

     In 2000, Vivendi expects total revenue of the multimedia and publishing segment to be fairly stable, with the continued growth of Havas Interactive being offset by the deconsolidation of the advertising billboard business (which generated E274 million in revenue over six months in 1999). Moreover, despite the refocusing of Havas on publishing and multimedia, its revenue remains approximately 30% dependent (down from 50% in 1997) on the advertising market, which may not be as strong as it was in 1999. Finally, Havas Interactive's multimedia revenue could be adversely affected by continued price pressure in educational and games computer software, particularly in the United States, or by possible delays in the launch of new products.

     Expenses rose 12.9% to E3.0 billion. On a comparable basis, expenses rose 1.7% and revenue rose 3%. This improvement is due primarily to the restructuring plan implemented in 1998 following Vivendi's acquisition of Havas. It has resulted in strong growth in operating margin, from 3% in 1997 (based on the accounts of the former Havas group) to 9% in 1998 and 11% in 1999. Going forward, Vivendi will continue to pursue restructuring efforts in newly acquired companies, particularly Havas Interactive and Anaya.

     The multimedia and publishing businesses contributed E354.5 million to Vivendi's operating income in 1999, an increase of E102.3 million from 1998, largely because of the acquisitions described above. On a comparable basis, operating income increased by 25%, mainly because of a E22 million reversal of operating provisions linked to cancellation of expected risks. Internal growth was 3%, and resulted largely from productivity enhancements in Vivendi's French operations.

     Audiovisual. Vivendi's audiovisual segment contributed E1.15 billion to Vivendi's total revenue in 1999, including CANAL+'s October through December contribution of E951 million. Until September 30, Vivendi accounted for CANAL+ using the equity method; before that date, it did not include CANAL+ revenue in its total revenue. One-third of CANAL+'s 1999 revenue was generated outside of France, mainly in other European countries.

     Expenses amounted to E1.0 billion, due in part to the fact that CANAL+ was consolidated only for the fourth quarter when customer acquisition costs are typically high.

     Vivendi's audiovisual operating loss of E102.7 million, up from a E4.7 million loss in 1998, was largely the product of CANAL+'s loss of E92.8 million. The CANAL+ loss was due in part to its consolidation in Vivendi's 1999 accounts only for the last quarter of the year, and in part to the integration of its subsidiary Telepiu, which contributed a E65 million operating loss in the fourth quarter 1999. This loss came from the need to invest heavily in customer acquisition in order to maintain Telepiu's leadership in the very competitive Italian pay-television market.

     Internet. Vivendi's Internet businesses expanded rapidly in 1999. However, revenue is still not significant, as many operations are still in the early stages of their development. Due primarily to marketing costs and the undeveloped nature of the Internet industry in general, these businesses generated an operating expense of E50.8 million in 1999, up from a E6.4 million loss in 1998. The increase results from the costs of developing a larger number of new operations.

     Vivendi expects to incur losses of greater magnitude for the next several years in accordance with its strategy of building leading European Internet brands.

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

     Environmental Services

     Total revenue in Vivendi's environmental services sector amounted to E22.4 billion in 1999, representing an increase of 39.8% over 1998, of which 29% was due to acquisitions, 7.7% to internal growth and the remainder due to the effect of changes in currency exchange rates, particularly the U.S. dollar/euro rate (3.0%). Outside of France, sales increased by 88%, of which 13% was related to internal growth. International sales amounted to E12.5 billion in 1999.

     Expenses increased by 38.7% to E20.8 billion in 1999. On a comparable basis, the increase was 7.5%, which is in line with the increase in revenue.

     Operating income from Vivendi's environmental services sector increased by 54% to E1.7 billion in 1999. This increase is primarily attributable to the acquisitions of United States Filter Corporation, Superior Services, hazardous waste-related assets from Waste Management and Vivendi's interest in FCC. On a comparable basis and excluding changes in accounting policies, growth was 9.8%, an increase attributable primarily to new contracts in the water, waste management and transportation segments.

     Water

     In 1999, Vivendi's water business generated revenue of E10.7 billion, an increase of 58.9% over 1998. This increase results principally from the acquisition of United States Filter Corporation, which contributed E3.6 billion between May 1 and December 31, 1999. Internal growth for water as a whole was 4.7%.

     In France, revenue increased by 5.3% to E5.5 billion. French water distribution accounted for revenue of E5.3 billion, an increase of 2.6% over 1998. Approximately one-third of this increase resulted from an increase in the volume of water distribution and two-thirds from price increases. Works contractors (mainly in OTV) generated consistent revenue despite increasing competition. In fiscal 2000, Vivendi expects a similar competitive environment, but expects that the integration of the French operations of United States Filter Corporation will help increase Vivendi's market share.

     Internationally, net revenue was E5.1 billion in 1999 compared to E1.5 billion in 1998, an increase mostly due to the consolidation of United States Filter Corporation. Internal growth reached 14.8%, due largely to the ramp-up of existing contracts and to newly acquired contracts, particularly the Berlin water contract, which contributed revenue of E103 million for a two month period.

     Operating expenses rose to E9.9 billion, an increase of 4.5% on a comparable basis. This increase was slightly less than the internal revenue growth due to cost-cutting efforts in France, partially offset by increased international development costs.

     Vivendi's water business contributed operating income of E793 million to Vivendi's total for 1999, an increase of 95.7%, largely due to United States Filter Corporation, which contributed operating income of E339.1 million. Growth on a comparable basis stood at 9.2%, compared to an internal revenue growth of 4.7%. This performance was due to continued cost-cutting efforts in the French water business. Vivendi's overall operating margin rose from 6.2% to 7.4% in 1999.

     In 2000, Vivendi expects net revenue to grow significantly as a result of the integration for the full year of United States Filter Corporation and of the Berlin contract. However, this growth could be affected by possible divestitures of certain business units of United States Filter Corporation. Vivendi also intends to pursue cost-cutting efforts in France and in the United States as part of the integration of United States Filter Corporation. However, labor regulations, particularly in France, could prevent or delay the implementation of cost-cutting measures.

     Waste Management. Vivendi's waste businesses generated revenue of E3.5 billion in 1999, representing an increase of 24.1% from 1998. Internal growth was 9.3%, resulting primarily from a number of new contracts. Outside France, revenue growth was 51%, approximately 30% from acquisitions, particularly of the Waste Management assets (which were consolidated over six months and contributed E181 million), and Superior Services (which was consolidated over five months and contributed E176 million). An additional 13.5% came from internal growth, and 9.1% from the effect of changes in exchange rates.

     Operating expenses reached E3.2 billion, up 10% on a comparable basis, slightly more than revenue internal growth, due to higher than expected international development costs.

     Operating income generated by the waste management sector totaled E277.7 million, an increase of 23%. On a comparable basis, the increase was 11%. The bulk of the growth came from the acquisitions of Superior Services and Waste Management, which contributed E25 million and E13 million, respectively, to Vivendi's operating income.

     In 2000, while Vivendi does not expect internal revenue growth to increase materially, revenue should benefit from the full year integration of the acquisitions mentioned above, in addition to smaller acquisitions it expects to make in the United States as part of its strategy to consolidate the position of Superior Services in the solid waste market.

     Energy. Vivendi's energy-related revenue increased 10.7% in 1999 to E3.9 billion (E2.8 billion from operations conducted within Vivendi Environnement and E1.1 billion from Sithe). Internal growth was 6%.

     Within Vivendi Environnement, Dalkia's revenue increased 5.2%, primarily (3.5%) due to internal growth caused by the ramp-up of cogeneration contracts in France and Eastern Europe.

     Sithe's contribution to Vivendi's revenue increased by 14.7%, reflecting the inclusion of the Boston Edison power plants for the full year and the GPU power plants for more than one month.

     Operating expenses for the energy segment reached E3.6 billion, an increase of 7% on a comparable basis over 1998, compared to a 6% internal growth. While Dalkia's operating expenses grew by a modest 2.4% (versus 3.5% internal growth) due to cost containment measures, Sithe's operating expenses increased by 21.3% as a result of higher than expected development costs, particularly those associated with the acquisition of GPU power plants.

     Energy-related operating income was up 2.3% to E297.3 million in 1999 (E170.6 million from Dalkia and E126.7 million from Sithe). Overall growth on a comparable basis stood at 23%.

     Dalkia's operating income growth rose 25.7% as a result of favorable weather conditions in France, cost control measures, particularly in connection with purchasing and overhead expenses, and the impact of new contracts won in Moravia.

     Operating income contributed by Sithe declined by 29.5% at constant exchange rates. This decline is due to Sithe's assignment to Niagara Mohawk ("Nimo") of certain long-term contracts in 1998. The termination of these contracts was the result of a restructuring required by Nimo, which paid Sithe a E329 million indemnity in 1998. Excluding the effect of the assigned contracts, Sithe's contribution to Vivendi's operating income grew 23.3% in 1999, mainly because of the full contribution of the Boston Edison power plants, which benefited from the opening of the New England Power Pool and the non-recurrence of adverse 1998 events at one of its plants.

     In 2000, Vivendi expects Sithe's contribution to Vivendi's revenue to decline as a result of the completed sale of the GPU power plants. Vivendi expects substantial growth in Dalkia's revenue, however, as a result of its recent acquisitions in Eastern Europe and increasing demand for cogeneration and its facilities management services.

     Transportation. Vivendi's transportation business generated E2.5 billion in revenue in 1999, up 23.3% from 1998. Growth as a result of acquisitions was approximately 2% and internal growth was 15.2%, the latter resulting primarily from new contracts such as the Stockholm metro contract and the Melbourne contract. The remainder resulted from changes in exchange rates, chiefly the appreciation of the British pound against the euro.

     Operating expenses reached E2.4 billion, up 16% on a comparable basis, in line with internal revenue growth.

     Operating income was E96.1 million, an increase of 27.7% on 1998 (a 20% increase on a comparable basis). This increase was primarily the result of increased passenger traffic in the United Kingdom, which led to higher productivity in Vivendi's operations there.

     In 2000, Vivendi expects Connex to achieve substantial growth, primarily as a result of its purchase of urban transit assets from Via-GTI. The integration of the new contracts won should improve Vivendi's operating performance. Vivendi's performance could, however, be affected by factors including higher staff costs and/or the results of bidding for renewals of Connex's South Central contract in the United Kingdom.

     FCC. FCC generated revenue of almost E4 billion in 1999, of which Vivendi's 49% share was E1.9 billion, compared with E0.8 billion for 6 months of 1998. Approximately E1.3 billion of Vivendi's share came from FCC's construction and other businesses and E0.6 billion from its water and waste operations. Revenue for the second half of 1999 was E1.0 billion, against E848 million for the same period of 1998.

     FCC's contribution to Vivendi's operating income was E190.5 million in 1999, compared to E74.5 million for the second half of 1998. Operating income for the same period in 1999 was E104 million.

     Construction and Real Estate

     Vivendi's construction and real estate businesses generated E10.6 billion in revenue in 1999, up from E9.7 billion in 1998, a 9.1% increase of which 5.1% came from internal growth. The main acquisitions were Teerbau (which contributed E457 million in revenue over 6 months), Sogeparc (E89 million of revenue over 6 months) and Terre Armee International (E112 million of revenue for the full year). These increases were offset by a E350 million reduction in revenue that resulted from disposals of real estate assets.

     Internal growth was 3.4% in the construction business and 14.5% in the real estate business, primarily as a result of a general improvement in the French real estate market.

     Vivendi's construction and real estate businesses accounted for 9.3% of its total 1999 operating income (E212.4 million, compared to E79.4 million in 1998). On a comparable basis, growth was 60.9%.

     Construction. The construction segment consists primarily of Vivendi's 49.2% interest in Vinci. Construction's contribution to Vivendi's total revenue was E8.9 billion in 1999, up 12.9% from 1998, 3.4% on a comparable basis. In France, revenue was E5.4 billion, up 5%, largely as a result of a cyclical recovery in European construction markets and a greater emphasis on higher margin contracts with commercial and industrial customers. Revenue outside France was E3.5 billion in 1999, up 27.4% over 1998, principally due to the Teerbau and Terre Armee acquisitions.

     Operating expenses increased by 2.9% to E8 billion (on a comparable basis), slower than revenue growth, reflecting continued cost cutting efforts.

     Construction added E175.7 million to Vivendi's 1999 operating income, double its 1998 contribution, and up 45.5% on a comparable basis. This increase is due to a sharp recovery in the building and civil engineering businesses in France, a significant increase in road construction contracts and the Sogeparc acquisition.

     In February 2000, Vivendi sold a 32% stake in Vinci, reducing its interest to 16.9%.

     Real Estate. Real estate contributed E1.7 billion to Vivendi's 1999 revenue, down from E1.8 billion in 1998. This 7.3% decrease resulted from the fact that Vivendi disposed of assets representing revenue of more than E350 million during the year. On a comparable basis, property revenue increased 14.5% due to cyclical growth in demand for new housing and commercial real-estate services after several years of weakness in volume and prices.

     Operating expenses increased by 13.3% to E1.5 billion on a comparable basis, slower than revenue growth, reflecting the significant cost containment program initiated in 1996.

     CONSOLIDATED OPERATIONS: COMPANY RESULT 1998 VS. 1997

     Revenue

     Vivendi's consolidated revenue reached E31.7 billion in 1998, compared with E25.5 billion in 1997. Of this 24.6% increase, 16.8% resulted from acquisitions, primarily of Havas. A further 9% was caused by internal growth, principally due to increased demand for Vivendi's telecommunications services. These factors more than offset the effect of changes in exchange rates (-1%).

     Communications had revenue of E5.9 billion in 1998, compared to E1.7 billion in 1997. Of this 257% increase, 76.9% was the result of internal growth in the telecommunication sectors, caused primarily by a significant increase in demand for Vivendi's mobile telephony services. The remaining 180.1% resulted from acquisitions, principally of Havas, which added E2.9 billion of revenue.

     Vivendi's environmental businesses recorded revenue of E16 billion in 1998, nearly 50.5% of Vivendi's total revenue for the year. In 1997, revenue generated by those businesses was E14.3 billion, 56.2% of Vivendi's total. Of the more than 12% increase in 1998, 8% was due to external growth, principally caused by the FCC acquisition. Approximately 5.6% was due to internal growth, largely in Vivendi's waste management operations and Sithe.

     Construction and real estate accounted for E9.7 billion of Vivendi's total revenue in 1998, compared to E9.4 billion in 1997. Increases in Vivendi's housing and hotel revenue caused by improvements in general economic conditions were partly offset by its adoption of a more conservative development strategy in its construction business.

     The table below summarizes the relative contribution of Vivendi's business divisions to its 1998 revenue and a breakdown between revenue generated in France and elsewhere.

                                                                             OUTSIDE
                                                               FRANCE        FRANCE         TOTAL
                                                             -----------   -----------   -----------
                                                             VALUE    %    VALUE    %    VALUE    %
                                                             -----   ---   -----   ---   -----   ---
                                                                         (IN E BILLION)
Communications.............................................   5.1     24%   0.8      8%   5.9     19%
Environment................................................   9.4     44%   6.7     64%  16.1     51%
Subtotal Environment and Communications....................  14.5     68%   7.5     72%  22.0     70%
Construction & Real Estate.................................   6.9     32%   2.8     28%   9.7     30%
Total......................................................  21.4    100%  10.3    100%  31.7    100%

     Vivendi's revenue in France totaled E21.4 billion, compared to E17.3 billion in 1997, or a 24% increase (10% of which was internal). This growth came primarily from the Communications division, in which revenue increased threefold to E5.1 billion. Communications had internal growth of 77% due to continued strong growth in the French telecommunication business (which generated revenue of E2.9 billion, up 78% from 1997). The publishing and multimedia business benefited from the integration of Havas, generating revenue of E2.2 billion in France. Meanwhile, revenue generated by Vivendi's French environmental businesses increased 4.5%, of which 3.2% was due to internal growth. Construction and real estate revenue increased by 3.9% to E6.9 billion. In total, revenue generated in France accounted for 67% of Vivendi's 1998 revenue.

     Revenue outside France rose to E10.3 billion from E8.2 billion in 1997, primarily as a result of the FCC and Havas acquisitions. Internal growth, largely the product of new contracts in the environment sector, was approximately 7.2% (10.3% for Vivendi's environmental businesses). Revenue generated outside France constituted 32% of Vivendi's 1998 total revenue (41% for Vivendi's environmental businesses).

     The breakdown of Vivendi's 1998 revenue outside France by geographic area is as follows:

                                                     EURO
                                                     ZONE       EUROPE
                                                    OUTSIDE   OUTSIDE THE
                                                    FRANCE     EURO ZONE    AMERICAS   OTHER   TOTAL   1997
                                                    -------   -----------   --------   -----   -----   ----
                                                                        (IN E BILLION)
Communications....................................     .4          .2          .1        .1      .8
Environment.......................................    1.3         3.4         1.4        .6     6.7     5.4
Subtotal Environment and Communications...........    1.7         3.6         1.5        .7     7.5     5.4
Construction & Real Estate........................    2.2          .2          --        .4     2.8     2.8
Total.............................................    3.9         3.8         1.5       1.1    10.3     8.2
                                                       38%         37%         15%       10%    100%    100%
1997..............................................    5.4                     1.9        .9     8.2

     In Europe, revenue increased 37.4% to E7.7 billion, an increase principally attributable to the Havas acquisition (Havas contributed E334.6 million to Vivendi's revenue in this category) and the FCC acquisition (which contributed E847.2 million over a six-month period). Internal revenue growth in Europe was 5.2%.

     Revenue generated in the euro zone outside France increased 55% in 1998 to E4 billion, due primarily to the Havas and FCC acquisitions. Almost three-quarters of the revenue in this category was generated in Germany (E1.5 billion) and Spain (E1.4 billion).

     In European countries outside of the euro zone, revenue increased 21% to E3.7 billion in 1998, largely due to the Leigh Interest, Linjebuss and Havas acquisitions (which together contributed E412 million). Vivendi's 1998 U.K. revenue was E2.9 billion, up 8.5% from 1997. The bulk of the increase was caused by the Leigh Interest and Havas acquisitions. Internal growth in this category was 1.5%.

     In the Americas, Vivendi's revenue dropped slightly in 1998 to E1.5 billion, down from E1.7 billion in 1997. This decline was principally due to Vivendi's sales of Research Cotrell and Williard and Limbach. On a comparable basis, revenue increased by 15% in this area.

     Operating Expenses

     Vivendi's total operating expenses amounted to E30.4 billion in 1998, a 22.2% increase over 1997. On a comparable basis, the increase was 8%, compared to a 9% increase in revenue. This performance is mainly attributable to Vivendi's Communications division, where, on a comparable basis, net operating expenses grew by 57% versus 77% for revenue. As in 1999, this improvement resulted from strong internal growth and the fixed nature of costs in the French telecommunications business.

     In the Environment division, operating expenses grew by 5.2% on a comparable basis, close to the 5.6% growth in revenue. Productivity gains in France were partially offset by increased development costs outside France incurred as a result of Vivendi's international expansion.

     Operating Income

     Vivendi's operating income in 1998 was E1.3 billion, a 123% increase over 1997. This increase is principally attributable to the Havas and FCC acquisitions, the adoption of new accounting principles for capital leases, pensions and long-term construction contracts (changes that added E70 million to Vivendi's 1998 operating income), and improvements in the profitability of Vivendi's telecommunications, construction and property businesses. On a comparable basis, the increase was 52.3%.

     The table below summarizes the contributions of Vivendi's business segments to its 1998 and 1997 operating income:

     1998 Operating Income

                                                               1998       1997
                                                              -------    ------
                                                                (E MILLIONS)
Telecommunications..........................................     22.5    (187.8)
Multimedia and Publishing...................................    252.2        --
Audiovisual.................................................     (4.8)    (10.9)
Internet....................................................     (6.4)       --
SUBTOTAL COMMUNICATIONS.....................................    263.5    (198.7)
Water.......................................................    405.0     383.2
Waste.......................................................    225.8     158.3
Energy Services.............................................    290.5     261.1
Transportation..............................................     75.2      45.4
FCC.........................................................     74.5        --
SUBTOTAL ENVIRONMENT........................................  1,071.0     848.0
Construction................................................     82.4      (3.5)
Real Estate.................................................     (3.0)    (55.3)
SUBTOTAL CONSTRUCTION & REAL ESTATE.........................     79.4     (58.8)
Other.......................................................    (82.6)      5.0
TOTAL.......................................................  1,331.3     595.5

     Operating income was E1.33 billion in 1998, up from E590 million in 1997. This 123.4% increase is attributable primarily to the Havas acquisition (which contributed E252.2 million to Vivendi's 1998 operating income) and an increased contribution from Vivendi's telecommunications businesses (E22.5 million in 1998 compared to an operating loss of E187.8 million in 1997).

     Communications contributed E263.5 million to Vivendi's operating income in 1998, 20% of its total, up from an operating loss of E198.7 million in 1997. The growth in Communications income resulted mainly from the Havas acquisition and growth in Vivendi's mobile telephony operations.

     Vivendi's environmental businesses had operating income of E1,071 million in 1998, up 26% from 1997. This increase mainly results from the acquisitions of FCC, Leigh Interest, Linjebuss and Moravskoslezke Teplarny, a Czech energy services company. Excluding changes in the scope of consolidation and at constant exchange rates, growth was 12.7%, primarily due to growth in Vivendi's waste, energy services and transportation businesses. Vivendi's environmental businesses contributed 80% of Vivendi's operating income in 1998, compared with 142% in 1997.

     Vivendi's construction and real estate segments significantly increased their operating income in 1998. Operating income in construction increased to E82.4 million in 1998 from negative E3.5 million in 1997 due to a general improvement in the electrical works and road construction markets in France. Real estate had an operating loss of E3 million in 1998, compared to a E55.3 million loss in 1997. This change resulted from a general improvement in housing markets in France.

     Financial Expense/Income

     Vivendi's net financial income was E9.3 million in 1998, up from negative E301.1 million in 1997. The change was due largely to a E439.7 million increase in capital gains, associated primarily with sales of shares of Saint Gobain and treasury stock. Financing costs increased to E408 million from E334 million, largely because of changes in Vivendi's accounting policies regarding capital leases. Despite an increased level of debt (E6.5 billion at the end of 1997 compared to E4.2 billion at the end of 1997), financing costs remained stable because of a decrease in the average cost of Vivendi's debt, which fell from 5.88% to 5.43% in 1998. Allowances for financial provisions were E298 million, up from E81 million in 1997. This increase was caused principally by higher allowances for provisions for financial risks related to real estate properties. Other financial income increased from E6.4 million to E162.1 million in 1998 as a result of income from call options and swaps, partially offset by the hedging costs associated with the debt hedging policy described above.

     Income from Operations Before Exceptional Items and Taxes

     Vivendi's income from operations before exceptional items and taxes amounted to E1.3 billion in 1998, up 356% from 1997. This growth resulted from the increase in operating income and from the reduction of the net financial expense described above.

     Exceptional Items/Depreciation, Amortization and Provisions for Exceptional Items

     In 1998, Vivendi recorded net exceptional income of E249.3 million, down from E878.6 million in 1997. Its net exceptional income for 1998 consisted primarily of capital gains of E398.7 million recognized in connection with the General Cable and Electrafina sales. A further E329 million came as an indemnity from Nimo in connection with the assignment of contracts from Sithe. These exceptional profits were partly offset by exceptional expenses of E346.2 million, including the accelerated write-off of obsolete installations in Vivendi's telecommunications and waste-to-energy businesses. Vivendi also recorded E68 million in restructuring costs, principally related to cost control measures adopted by its construction business; and provisions of E64.3 million principally related to changes in tax regulations applicable to its real estate business.

     Goodwill

     Goodwill amortization decreased significantly in 1998, primarily due to the restructuring that Vivendi implemented in 1997 in certain foreign subsidiaries of its water business. This restructuring led Vivendi to record allowances mainly for Aqua Alliance (E105 million) and Mariani (E31 million) as well as for some of Vivendi's activities in France (E67 million).

     Equity in Earnings of Affiliates

     Vivendi's share in net income of affiliated companies accounted for by the equity method amounted to E42.5 million in 1998, compared with E103.6 million in 1997. This category consisted primarily of the net income generated by Cofiroute (E21.4 million compared to E19.1 million in 1997), TD (a net loss of E17.1 million compared to a net loss of E14 million in 1997) and General Utilities' U.K. subsidiaries (E7.4 million in both 1997 and 1998). As a result of the merger with Havas, Vivendi consolidated E13.6 million in net income earned by Havas Advertising, E10.4 million earned by Audiofina and a E9.6 million net loss generated by CANAL+. The net income of affiliated companies was reduced by the Electrafina and General Cable sales, as well as the sale of J.C. Decaux, an urban services company that earned E13.7 million in net income in 1997.

     Net Income

     Vivendi's consolidated net income increased 36.3% to E1,120.8 million in 1998. This corresponds to a net basic earnings per share of E2.46, up from E2.10 in 1997, a 17% increase. In 1998, due to a capital increase, the average number of shares grew to 455.6 million from 392.2 million.

     SEGMENT OPERATIONS: 1998 VS. 1997

     The following paragraphs explain in more detail developments within each of Vivendi's divisions in terms of revenue, expenses and operating income.

     Communications

     Communications revenue was E5,952.1 in 1998, up 257% from 1997. This growth resulted both from acquisitions (180.1%) and from strong internal growth (76.9%).

     Telecommunications revenue was E2,875.2 million in 1998, up 74.1% from 1997. Cegetel contributed E2,872.4 million to the total, 83.8% more than it had the previous year on a comparable basis. Cegetel's growth is principally attributable to continued growth in the French mobile phone business.

     Multimedia and publishing revenue was E2,876.3, resulting from the integration of Havas. Estimated internal growth was 28.5%.

     Expenses rose 205% to E5.7 billion. On a comparable basis, the increase was 57%, compared with an increase in revenue of 76.9%. The increase in the profit margin is mainly attributable to continued growth in the French telecommunications business.

     Operating income for Communications amounted to E263.5 million in 1998, compared to a loss of E198.7 million in 1997. The improvement is due largely to the Havas acquisition (which added E252.2 million to operating income in 1998) and to increased demand for mobile telephony services (responsible for E268 million in operating income in 1998, compared to a E40 million operating loss in
1997).

     Telecommunications. Cegetel revenue increased by 78% to E2.9 billion. SFR's revenue increased by 74% to E2.7 billion, primarily as a result of a 90.5% increase in its customer base, from 2,230,000 customers at the end of 1997 to 4,250,000 customers at the end of 1998, partially offset by a 19% decrease in the monthly average revenue per customer, from E77 to E63. The volume increase was in line with growth in the French mobile telephony market, in which penetration rates increased from 9.8% at the end of 1997 to 18% at the end of 1998. SFR maintained its market share at 38% in this rapidly-growing market. SFR's monthly usage per customer increased from 186 minutes to 210 minutes in 1998. Due to intense competition, the trend towards prepaid charges and an increase in mobile-to-mobile calls, however, revenue per customer fell.

     Vivendi's fixed telephony businesses, Cegetel Entreprises and Cegetel 7, had revenue of E143.5 million in 1998, compared to E28.5 million in 1997. Cegetel 7's national and international long distance fixed telephony services began operations on February 1, 1998 and generated revenue of E51 million over the remainder of the year, primarily as a result of recruiting 401,000 subscribers.

     Cegetel Entreprises had revenue of E92.5 million in 1998, compared to E26.8 million in 1997. This growth resulted primarily from strong growth in traffic, partially offset by price pressure on voice products.

     Expenses rose 58% to E2.8 billion, compared to a 78% increase in revenue on an approximately comparable basis. The improvement in profit margin is mainly attributable to the fact that SFR's average customer acquisition cost decreased by 20% to E299, and the fact that other cost items per gross customer decreased 33% to E17.5.

     Operating income for Vivendi's telecommunications businesses rose to E22.5 million following a E187.8 million loss in 1998. Within Cegetel, SFR's operating income reached E268 million, compared to a E40 million loss in 1997. This performance is due to the decline in the average cost per customer, which led to a significant improvement in the operating margin, which reached 13% in 1998.

     Cegetel had an operating loss that increased to E102 million from E35 million in 1997. The increased loss was due to expenses incurred in launching the service in February 1998 and price pressure in the last months of the year.

     Cegetel Entreprises' operating loss also increased, from E83 million in 1997 to E193 million in 1998, as a result of the increased expenses associated with developing and marketing the business and increased competition in the voice and data transmission markets.

     Multimedia and Publishing. Vivendi's multimedia and publishing businesses generated revenue of E2.9 billion and contributed E252.2 million to Vivendi's operating income in 1998. It is not possible to make a useful comparison between the 1997 and 1998 results of Vivendi's multimedia and publishing sector due to major changes in the scope of the business: In 1998, Vivendi sold operations of Havas that accounted for two-thirds of its 1997 revenues.

     Audiovisual. Vivendi's audiovisual generated revenue of E200.6 million and a net loss of E4.8 million in 1998. The financial results of its audiovisual operations prior to 1998 were not material.

     Internet. The financial results of Vivendi's Internet operations prior to 1999 were not material.

     Environment

     Vivendi's environmental businesses experienced revenue growth of 12% in 1998, due to acquisitions (8%) and internal growth (5.6%), partially offset by the adverse effect of currency exchange rate changes (-1.7%).

     Operating expenses were E15 billion, up 11%. Excluding changes in the scope of consolidation, the increase was 5.2%, slightly below revenue internal growth of 5.6%.

     Operating income of Vivendi's environmental businesses increased by 26% to E1,071 million in 1998. This increase is primarily attributable to the FCC acquisition (11.9%) and the integration of Leigh Interest, Linjebuss and Moravskoslezke Teplarny. Excluding changes in the scope of consolidation, currency exchange and accounting policies, growth was 12.7%. This increase was due to the waste, energy services and transportation sectors. Overall, the operating margin of Vivendi's environmental businesses rose from 6.0% to 6.7%.

     Water. Water revenue increased 4.3% to E6.8 billion in 1998. Revenue in France increased by 2.5% to E5.3 billion. International revenue, mainly generated in North America and the United Kingdom, increased 12.6% on a comparable basis to E1.6 billion, largely due to a new contract in Gabon, which generated revenue of E144 million (over 18 months), offsetting reductions attributable to Vivendi's sale of Research Cotrell. The contribution of this sector to Vivendi's overall operating income was E405 million, an increase of 5.7%, or 5.1% on a comparable basis and at constant exchange rates.

     Waste Management. Waste revenue increased 28.7% to E2.8 billion in 1998. Internal growth was 9.2%, principally because of new contracts in the United Kingdom and Australia. Vivendi's French operations grew 7.7% to E1.8 billion, principally as a result of its commercial development efforts. Internationally, revenue growth exceeded 63%, largely as a result of the acquisition of Leigh Interest, which contributed E237 million.

     The contribution of the waste sector to Vivendi's operating income was E225.8 million, an increase of 42.6% over 1997. Internal growth was more than 20%, the remainder being due to the Leigh Interest acquisition. The strong improvement of the profitability of the waste sector in 1998 resulted from a cost cutting program in France, including the restructuring of the toxic waste treatment segment, as well as to the restructuring measures taken in some previously loss-making international operations.

     Energy. Energy-related revenue in 1998 declined 8.6% to E3.5 billion. This decrease is mainly due to Vivendi's sale of Williard & Limbach and Sithe's assignment of the Nimo contracts (which together reduced revenue by 12.7%). These dispositions more than offset growth caused by the integration of the Boston Edison power plants (6.9%) and the positive effect of currency exchange rate changes (2%).

     Energy-related operating income was up 11.3% to E290.5 million in 1998. Internal growth in operating income, resulting largely from significant productivity gains in French operations and reductions in fixed costs in Vivendi Environnement's energy services operations, was 10.2%. The effect of changes in currency exchange rates was negative 3.8%. Changes in the scope of consolidation caused a 4.9% increase in operating income.

     Transportation. Vivendi's 1998 transportation revenue was E2 billion, an increase of 17.9% over 1997. The principal cause of this increase was the acquisition of Linjebuss, which generated 1998 revenue of E305 million. Internal growth was 1.8%.

     Operating income for Vivendi's transportation business was E75.2 million in 1998, an increase of 65.6% over 1997. Again, the increase was caused primarily by the inclusion of results of Linjebuss, which contributed E16.3 million to Vivendi's operating earnings.

     FCC. FCC generated revenue of E1.7 billion in the second half of 1998 (of which Vivendi's 49% share was E848 million). FCC's operating income was E74.5 million for the second half of 1998. FCC is not included in Vivendi's financial statements prior to 1998.

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

     Construction and Real Estate

     Vivendi's construction and real estate businesses generated E9.7 billion in revenue in 1998, up from E9.5 billion in 1997. This 2.8% increase consisted primarily of internal growth (2.0%), which more than offset the effect of a more conservative business policy adopted by its construction business, which reduced growth by approximately 1%.

     Vivendi's real estate business experienced internal growth of 18.9%, primarily due to a general recovery in the French housing sector. The delivery of two significant office buildings in La Defense business district near Paris had a positive impact on revenue of E69 million. Vivendi's hotel management business also performed well, in line with the general recovery of the sector in France.

     Vivendi's construction and real estate businesses accounted for 6% (or E79.4 million) of its total 1998 operating income, having generated a loss of E58.8 million in 1997. The improvement is due to the 1995-97 restructuring of its construction operations in France, Germany and the United Kingdom, and its real estate segment (which had also recorded significant provisions to cover the loss of value of its properties).

     Construction. Construction's contribution to Vivendi's total revenue was E7.9 billion in 1998, down 1.5% from 1997. In France, revenue was E5.1 billion, down 2.9% as a result of Vivendi's more selective business policy pursuant to which it focused more on higher margin electrical engineering and road building contracts at the expense of pure construction works. Revenue outside France was E2.8 billion in 1998, up 3% over 1997. This increase reflected a general improvement in construction markets in Germany, the United Kingdom and parts of Africa.

     Construction added E82.4 million to Vivendi's 1998 operating income after generating a loss of E3.5 million in 1997. A change in accounting policy -- from the use of the completed contracts method to the percentage completion method -- caused E25 million of this increase. The remainder (E60.9 million) was due to the recovery of its German operations following a drastic restructuring in 1996.

     Real Estate. Real estate contributed E1.8 billion to Vivendi's 1998 revenue, up from E1.4 billion in 1997. This 25.8% increase resulted largely from increased volumes experienced by its housing and hotel businesses and from the acquisition of Maeva, a real estate company focusing on vacation homes.

     Real estate generated a E3 million operating loss in 1998, down from a loss of E55 million in 1997. All its operations improved, particularly housing, which benefited from the recovery of the French market and the positive effect of past restructuring measures.

LIQUIDITY

     Vivendi satisfied its needs for working capital, expenditures and acquisitions since January 1, 1997 primarily through a combination of cash generated from operations, cash received from the issue of debts in the capital market and committed bank facilities, and the disposition of non-core assets and businesses.

     SIX MONTHS ENDED JUNE 30, 2000

     Net cash flow from operating activities reflects funds generated from operations and changes in operating assets and liabilities. Net cash from operating activities was E337.3 million in the first six months of 2000, compared to E137.9 million in the first six months of 1999. The increase was mainly due to an increase in cash generated by Vivendi's telecommunications segment and Environmental Services division.

     Net cash flow from financing activities was negative E1.7 billion for the first six months of 2000 compared to a positive E12.4 billion for the first six months of 1999. The result for the first six months of 1999 was primarily the result of non-recurring aspects of the United States Filter Corporation acquisition.

     Net cash flow from investing activities consists of acquisitions and divestitures of intangible and tangible assets, acquisitions of businesses, investments in companies accounted for using the equity method and net differences of other investments and marketable securities. Net cash generated by investing activities was a E1.2 billion in the first six months of 2000, compared to a negative E12.5 billion in the first six months of 1999.

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

The change is primarily a consequence of a decline in the use of cash to make acquisitions (E1.5 billion in the first six months of 2000, net of cash and cash equivalents of the acquired companies). In the first six months of 1999, Vivendi's largest acquisition was United States Filter Corporation. In the first six months of 2000, its principal acquisitions were in the Internet, telecommunications and Environmental Services areas. Vivendi also invested E2.5 billion in property and equipment, an increase of 69% over the first half of 1999. These investments related primarily to the Environmental Services division, the improvement of Cegetel's mobile telephony network and to the acquisition of audiovisual rights and set-top boxes in the audiovisual and pay television segment. Cash generated by disposals made during the first six months of 2000 amounted to E4 billion.

     1997-99

     Net cash flow from operating activities reflects funds generated from operations and changes in operating assets and liabilities. Net cash from operating activities was E1.4 billion in 1999, E2.9 billion in 1998 and E1.6 billion in 1997. The decrease from 1998 to 1999 was mainly due to rising debt costs (which increased by E0.5 billion in 1999) and sales of real estate assets. These factors more than offset increases in cash generated by Vivendi's telecommunications and multimedia and publishing segments. In 1998, the improvement in Vivendi's net cash flow from operating activities was mainly attributable to its telecommunications, construction and real estate businesses. In the near future, Vivendi expects net cash provided by operating activities to increase as a result of the continuing development of its Communications division and from reduction of interest costs resulting from planned disposals.

     Net cash flow from financing activities was E13.7 billion in 1999, E0.2 billion in 1998 and E1.7 billion in 1997. The increase from 1998 to 1999 was mainly due to increased proceeds from the issuance of common stock (E3.3 billion), principally in connection with the United States Filter Corporation acquisition. The net increase in debt (E10.6 billion) resulted primarily from the issue of two series of convertible bonds that together generated proceeds of E4.55 billion. The remainder, E6.0 billion, consisted of additional credit facilities. In the next few years, Vivendi expects its net cash provided by financing activities to increase as a result of reduced indebtedness.

     Net cash flow from investing activities consists of acquisitions and divestitures of intangible and tangible assets, acquisitions of businesses, investments in companies accounted for using the equity method and net differences of other investments and marketable securities. Net cash used in investing activities was E13.6 billion in 1999, E2.9 billion in 1998 and E3.1 billion in 1997. The change between 1998 and 1999 was primarily the consequence of the increase in strategic acquisitions paid for in cash to E9.7 billion (net of cash and cash equivalents of the acquired companies). Vivendi's main acquisitions were of United States Filter Corporation, Superior Services, Havas Interactive, Elektrim, Medimedia and Sogeparc (representing, in the aggregate, a total cash investment of E12 billion). Vivendi also invested E5.6 billion in property and equipment, an increase of 44% over 1998, principally to finance Sithe's acquisition of GPU power generation plants and to strengthen Cegetel's mobile telephony network. In order to stabilize the market price of Vivendi's shares and to cover stock option commitments, Vivendi acquired treasury shares for E1.4 billion. These investments more than offset the E2.9 billion generated through the 1999 real estate sales, the billboard advertising sale, the Audiofina sale, the Havas Advertising sale and sales of shares and marketable securities.

     Vivendi expects net cash flow from operating activities to increase as a result of the merger transactions: First, Vivendi expects the addition of Seagram's array of content assets to increase demand for its access services, and therefore to increase the net cash generated by its access operations; second, Vivendi believes that Seagram's businesses -- particularly its recorded music business -- will generate strong cash flow, consistent with their historical performance. Vivendi intends to acquire Seagram common shares through a capital increase; the acquisition, therefore, will not affect Vivendi's indebtedness.

     Vivendi expects that it will be able to satisfy its cash requirements for the next 12 months without raising additional funds. Vivendi Environnement, the subsidiary to which Vivendi has contributed its direct and indirect interests in its environmental management companies, intends to use the proceeds of its recent public offering and private placement to repay a portion of the debt it owes to Vivendi. Vivendi expects Vivendi

Environnement to meet its need for liquidity, and to repay the debt it owes to Vivendi, from net cash provided by operations. As to Vivendi's communications division, and its company as a whole, Vivendi expects cash flow from operations, combined with proceeds from disposals of non-core assets, to meet its need for liquidity. Cash flow from these sources, however, may not be sufficient to finance capital expenditures in Vivendi's telecommunications and Internet segments, in which case it would incur some additional debt, likely in the form of bank loans.

CAPITAL RESOURCES

     SIX MONTHS ENDED JUNE 30, 2000

     Vivendi meets its long-term financing needs through the issuance of bonds and convertible debt and adapts to changes in those needs through the issuance of commercial paper and through short-term credit facilities.

     Vivendi's material capital resources as of June 30, 2000 were as follows:

     - E12.5 billion in total shareholders' equity (up from E10.8 billion at the end of 1999);

     - E18.8 billion in long-term debt (down from E19.1 billion at the end of 1999); and

     - E14.9 billion in short-term debt (down from E15 billion at the end of 1999).

     Vivendi's ratio of net financial debt (short-term and long-term debt, net of short-term loans, cash and cash equivalents and marketable securities) to total equity (shareholders' equity and minority interests) was 130.3% at the end of June 30, 2000 (down from 152.8% at the end of year 1999).

     At the end of June 2000, Vivendi financial debt is allocated as follows:

     - about 90% relates to Vivendi Environnement. The increase in the capital of Vivendi Environnement, the agreement with EDF and the sale of non-core businesses are expected to result in debt reduction of approximately E5.3 billion. Vivendi expects to fund Vivendi Environnement's capital expenditures requirements from its net cash inflows and existing external financing.

     - the remainder relates to Vivendi's other operations, principally its Communications division. Vivendi expects to reduce this indebtedness through the disposals of its remaining interest in Sithe and BSkyB. Vivendi expects to fund future capital expenditures requirements of its publishing and multimedia activities from future net cash inflows generated by those activities and telecommunications and Internet through additional issuances of debt or the IPO of its Vizzavi subsidiary.

     1997-99

     Vivendi's material capital resources as of December 31, 1999 were as follows:

     - E10.9 billion in total shareholders' equity (up from E7.8 billion in 1998);

     - E19 billion in long-term debt (up from E9.8 billion in 1998 and E6.7 billion in 1997); and

     - E15 billion in short-term debt (up from E5.1 billion in 1998 and E3.4 billion in 1997).

     Vivendi's ratio of net financial debt (short-term and long-term debt, net of short-term loans, cash and cash equivalents and marketable securities) to total equity (shareholders' equity and minority interests) was 152.8% in 1999 (up from 63.3% in 1998 and 48.6% in 1997).

     At the end of 1999, Vivendi financial debt is as follows:

     - about three-quarters related to Vivendi Environment. Vivendi expects to fund Vivendi Environnement's capital expenditures requirements from its net cash inflows and existing external financing.

     - the remainder relates to Vivendi's Communications operations and other activities. Vivendi expects to reduce its indebtedness through planned disposals of Vinci shares, GPU assets and Nexity. Vivendi expects to fund future capital expenditure requirements of its publishing and multimedia activities from future net cash inflows generated by these activities. Regarding Vivendi's telecommunication and Internet activities, Vivendi expects to fund its future substantial capital expenditure requirements through additional incurrence of debt or through an IPO of its Internet activities.

CAPITAL EXPENDITURES

     SIX MONTHS ENDED JUNE 30, 2000

     Vivendi's total capital expenditures were E2.5 billion in the first six months of 2000, up 75% from the first six months of 1999. The increase was mainly due to the integration of CANAL+, which was not consolidated in the six months of 1999, and to increased expenditures in the Environmental Services division. Vivendi's primary 1999 capital expenditures consisted of the following:

     - Telecommunications -- E395.2 million, principally related to the expansion of the mobile telephone network;

     - Other Communication businesses -- E372 million, including publishing and multimedia capital expenditures of E52.9 million, audiovisual and pay television expenditures of E303.6 million (primarily for audiovisual rights and set-top boxes) and Internet expenditures of E4.9 million.

     - Environmental Services -- E1.4 billion in capital expenditures related to building, upgrading or maintaining environmental facilities, including:

        -- E555 million in the water segment, including E67.1 million for major overhauls and repairs, and E147 million in connection with a new contract with Hyundai;

        -- E514.8 million in the waste management segment, including the purchase of Allied assets for E213 million;

        -- E151.2 million in the energy services segment, including E47 million for power production installations and E52.3 million for maintaining investments;

        -- E81.5 million in the transportation segment;

        -- E66 million for FCC; and

        -- E402.5 million for other activities, including E379.2 million for Sithe.

     Acquisitions

     Vivendi invested E1.8 billion in the acquisition of other companies in the first six months of 2000. This amount corresponds to the cash and non-cash investments made by Vivendi and does not take into account cash held by the acquired companies. Vivendi's main acquisitions in the period can be categorized as follows:

     - Internet developments -- E485.9 million, principally used to acquire i.France (E149 million) and Scoot (E104 million);

     - International development in the telecommunications segment -- E277.2 million relating to acquisition of United Telecom Investment in Hungary (E128 million), Kencell in Kenya (E36 million) and Xfera in Spain (E45 million);

     - Audiovisual and pay television -- E365.9 million in connection with financing of development of subsidiaries (including CANAL+ Belgium, Eurosport and Sogecable);

     - MultiMedia and Publishing -- E176.4 million, including E92 million in Staywell, a medical publishing company;

     - Environmental services -- E336.6 million (including E250 million dedicated to international expansion); and

     - Other -- including E109.4 million mainly attributable to Sithe.

     1997-99

     Vivendi's total capital expenditures were E5.6 billion in 1999, up more than 40% compared to 1998. The increase is mainly due to Sithe's purchase of GPU assets. Vivendi's primary 1999 capital expenditures consisted of the following:

     Growth of the telecommunication units

     - Capital expenditures of E889 million dedicated to expanding the capacity of Vivendi's mobile telephone network;

     - Capital expenditures of E75 million dedicated to continued development of Vivendi's fixed-line network;

     Other Communication businesses

     - Publishing and multimedia capital expenditures of E95.5 million;

     - Audiovisual capital expenditure of E182.2 million;

     Building, upgrading or maintaining investments in environment-related businesses

     - Expenditures of E736 million dedicated to water activities, including E160.5 million for major overhauls and repairs;

     - Expenditures of E413 million dedicated to waste activities;

     - Expenditures of E407 million dedicated to energy services activities, including E187 million for power production installations and E85.6 million for maintaining investments;

     - Expenditures of E241 million dedicated to transportation activities, in connection with Connex rail expenditure commitments and new contracts;

     - Expenditures of E108 dedicated to FCC activities; and

     - Expenditures of E2 billion dedicated to independent power production, in particular to acquire GPU assets (which were sold at the beginning of 2000).

     Acquisitions

     Vivendi invested E15.9 billion in the acquisition of other companies in 1999. This amount corresponds to the cash and non-cash investments made by Vivendi and does not take into account the cash of the acquired companies.

     Vivendi's main acquisitions can be categorized as follows:

     - International expansion -- E10.7 billion, principally used to acquire United States Filter Corporation, Superior Services, Havas Interactive, Elektrim and assets from Waste Management;

     - Audiovisual -- E3.8 billion, relating to its additional stake in CANAL+ and in BSkyB; and

     - Others -- E1.4 billion, including E598 million used to finance Vinci's acquisition of Sogeparc.

EFFECT OF INFLATION

     Inflation did not have a material effect on Vivendi's revenue or income from continuing operations in the 1997-99 period.

ADDITIONAL TRANSACTIONS

     Among the developments that have occurred since June 30, 2000 that could affect Vivendi's future results of operations, liquidity and capital resources are the following:

     - Merger transactions -- as described elsewhere in this prospectus, Vivendi expects the merger transactions with Seagram and CANAL+ significantly enhance its competitive position on an ongoing basis. In addition, Vivendi expects the listing of its ADSs on the NYSE to broaden its equity base, as well as that of Vivendi Universal;

     - IPO and listing of Vivendi Environnement -- Vivendi sold approximately 37% of Vivendi Environnement in an IPO and caused Vivendi Environnement to be listed on the Paris Stock Exchange in July 2000. Following the IPO, Vivendi acquired an additional 9% interest in Vivendi Environnement, increasing its interest to 72%.

     - EDF/Vivendi Environnement -- under the agreement signed in June 2000 between Vivendi Environnement and EDF, Dalkia will consolidate its energy operations with those of EDF. EDF will initially purchase a 34% stake in CGC Holding, Dalkia's direct parent and Vivendi's stake will be reduced to 66%.

     - Vinci/GTM transaction -- In July 2000, Vinci launched a friendly exchange offer for GTM. If the transaction is consummated, Vivendi's stake in the combined company will be less than 10%.

     - Disposal of Sithe -- In August 2000, Vivendi entered into an agreement pursuant to which it reduced its stake to approximately 30%. Further to this agreement Sithe will be deconsolidated and the consolidated debt would be reduced by E3.5 billion in the short term.

     Vivendi generated revenue of E29.1 billion in the first nine months of 2000, E28.2 billion of which came from its Environmental Services and Communications divisions. The total for Environmental Services and Communications was 41.5% higher than the E19.9 billion generated by those divisions in the first nine months of 1999. Internal growth was close to 14% (19% in Communications and 11% in Environmental Services). External growth was primarily the result of the full consolidation of CANAL+ and United States Filter Corporation, which was partially offset by the disposals of Vinci and Nexity and the inclusion of only six months of results of Sithe.

GENERAL ACCOUNTING PRINCIPLES: FRENCH GAAP COMPARED TO U.S. GAAP

     The consolidated financial statements included elsewhere herein have been prepared in accordance with French GAAP, which differ in certain significant respects from U.S. GAAP.

     For the years ended December 31, 1999 and 1998, Vivendi had a net income under U.S. GAAP of E330.6 million and E565.2 million, respectively, compared to E1,431 million and E1,120.8 million under French GAAP. Under U.S. GAAP, shareholder's equity was E17,039 million and E10,265.4 for 1999 and 1998, respectively, compared to E10,892.2 million and E7,840.2 million under French GAAP.

     The most significant reconciling item relates to business combination accounting as described in note 25A of Vivendi's financial statements. Under French GAAP goodwill may be recorded as a reduction of shareholder's equity when the acquisition has been paid for with equity securities, whereas goodwill is recognised as an asset under U.S. GAAP. Significant mergers that do not meet the U.S. GAAP criteria for pooling have been accounted for in Vivendi's consolidated financial statements using a method pursuant to which goodwill is computed as the difference between the consideration paid and the net historical book value acquired. For U.S. GAAP purposes, these transactions are considered purchases.

     Business combination reconciling items have the following impact on equity and net income presented in Vivendi's consolidated financial statements prepared under French GAAP:

     - an increase of its equity by E7,876.3 million and E3,160 million for the years ended December 31, 1999 and 1998, respectively, and

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

     - a decrease in its net income by E1,052.7 million and E191 million for the years ended December 31, 1999 and 1998, respectively.

     Other significant reconciling items relate to intangible assets, impairment, financial instruments and pension plans and stock based compensation. These items are further described in note 25A to Vivendi's consolidated financial statements.

VIVENDI'S EXPOSURE TO MARKET RISKS

     As a result of Vivendi's global operating and financing activities, it is subject to various market risks relating to fluctuations in interest rates, foreign currency exchange rates and equity market risks relating to investment securities. Vivendi follows a centrally managed risk management policy approved by its Board of Directors. As part of this policy, Vivendi uses derivative financial instruments to manage interest rate risk, primarily related to long-term debt, and foreign currency risk associated with foreign denominated assets. Vivendi generally does not use derivative or other financial instruments for trading purposes. Vivendi's accounting policy for hedge instruments is described in Note 2 to its consolidated financial statements.

     EXPOSURE TO INTEREST RATE RISK

     As a result of Vivendi's regular borrowing activities, its operating results are exposed to fluctuations in interest rates. Vivendi has short-term and long-term debt with both fixed and variable interest rates. Short-term debt is primarily comprised of secured and unsecured notes payable to banks and bank lines of credit used to finance working capital requirements. Short-term investments are primarily comprised of cash and equivalents and marketable securities. Long-term debt represents publicly held unsecured notes and debentures and certain notes payable to banks used to finance long-term investments such as business acquisitions. Derivative financial instruments used to manage interest rate risk relating to long-term debt include interest rate swaps and caps.

     The following table provides information about Vivendi's financial instruments with significant sensitivity to changes in interest rates. The table presents the outstanding balance, or notional amount for swaps and caps and the related weighted-average interest rates as of December 31, 1999. Weighted-average interest rates on variable-rate debt and swaps are based on current rates as of December 31, 1999. Rates on interest rate caps represent the weighted average strike rates at December 31, 1999 (in millions of euros).

                                                                              WEIGHTED
                                                                              AVERAGE
                                                              (E MILLIONS)      RATE
                                                              ------------    --------
FINANCIAL ASSETS
Loans and financial assets..................................     4,309.2        3.57%
FINANCIAL LIABILITIES
Short-term debt.............................................    15,017.4        3.54%
Long-term debt -- variable rate.............................     9,919.4        4.19%
Long-term debt -- fixed rate................................     9,313.6        4.03%
DERIVATIVE FINANCIAL INSTRUMENTS (A)
Interest rate swaps -- fixed rate pay.......................     6,725.9        4.69%
Interest rate swaps -- variable rate pay....................     1,313.3        6.00%
Interest rate caps and collars (b)..........................     2,759.5        4.40%

---------------
(a) These amounts are the weighted averages of interest rate swaps and caps with pay features in 2000. In addition, as of December 31, 1999, Vivendi had E396.4 million notional interest fixed rate pay swaps with delayed effective dates that commence after 12 months.

(b) Interest rate caps consist of contractual agreements under which Vivendi receives payments if and when market rates exceed certain levels. Strike terms are based on EURIBOR three months. Vivendi has E1.829 million notional amount of double strike interest caps which start in 2004, ending in 2008 with an average first strike of 4.5% and an average second strike of 5.5%.

     Based upon the above information, a hypothetical increase in average market rates of 1% over the year 2000 would result in a decrease (before taxes) in Vivendi's annual net income of approximately E153 million.

     EXPOSURE TO FOREIGN CURRENCY RISK

     Vivendi has worldwide operations that include significant operations in countries outside of the euro zone. In 1999, 28.6% of Vivendi's sales were in non-euro currencies, particularly U.S. dollars and British pounds. Because product and operating costs are based largely on the currency in which related revenue is generated, Vivendi faces limited related foreign exchange exposure in this area. Vivendi considers this risk to be immaterial and has historically not attempted to hedge its exposure to foreign currency fluctuations.

     Vivendi does face foreign currency exchange risk to the extent that it plans disposals of assets denominated in currencies other than the euro and to the extent that it has non-euro cash needs. Vivendi enters into forward contracts to hedge specific firm commitments and anticipated foreign currency denominated transactions. As of December 31, 1999, Vivendi's primary risk related to a planned disposition of Sithe and the repayment of a U.S. dollar denominated loan related to the acquisition of GPU. As of December 31, 1999, Vivendi maintained a net forward position of the sale of U.S.$1.6 billion linked to the planned disposition and the repayment of the loan.

     EXPOSURE TO EQUITY MARKETS RISK

     Vivendi's exposure to equity markets risk relates primarily to its investments in the marketable securities of unconsolidated entities and derivative equity instruments. As of December 31, 1999, Vivendi held equity market securities of E3,599 million, including E2,562 in its own shares. Other significant equity securities held as of December 31, 1999 were as follows (in millions of euros):

COMPANY                                                       AMOUNT    PERCENT
-------                                                       ------    -------
Saint-Gobain................................................    250        6.9%
Washington Baltimore through Facic..........................    185        5.1%
Alcatel.....................................................    444       12.3%
Eiffage.....................................................     43        1.2%
Vivendi.....................................................  2,562       71.2%
Other.......................................................    115        3.3%
                                                              -----      -----
Total equity investments....................................  3,599      100.0%

     In addition, Vivendi has written put options for approximately 2.6 million shares of its own stock at an average strike price of E64.1 (the highest strike price is E71.55, the lowest is E50.5) and an average maturity of February 2002. These options were issued in connection with the merger with Pathe. The price of Vivendi's stock was E89.65 as of December 31, 1999. Vivendi generally does not use derivative financial instruments to limit its exposure to equity market risk.

     A hypothetical decrease of 10% of overall portfolio share prices in 2000 would result in a decrease in Vivendi's equity market portfolio of E360 million.

     EXPOSURE TO OTHER MARKET RISKS

     Vivendi does not consider its exposure to other market risks material.

NATURE OF TRADING MARKET

     THE PARIS BOURSE

     Vivendi's ordinary shares have been listed on the Paris Bourse since 1853 and are included in the CAC40 Index. Upon issuance, Vivendi Universal's ordinary shares will be listed on the Paris Bourse and are expected to be included in the CAC40 Index. Authorized financial institutions that are members of the Paris Bourse trade securities listed on the Premier Marche or the Second Marche of the Paris Bourse. Securities listed on the Premier Marche trade continuously on each business day from 9:00 A.M. to 5:30 P.M. (Paris time), with a pre-opening session from 7:45 A.M. to 9:00 A.M. Any trade of a security that occurs after a stock exchange session closes is recorded on the next business day at the previous session's closing price for that security. The Paris Bourse has introduced continuous electronic trading during trading hours for most listed securities. ParisBourse(SBF) S.A. manages and operates the Paris Bourse. ParisBourse(SBF) S.A. publishes a daily official price list that includes price information on listed securities.

     ParisBourse(SBF) S.A. places securities listed on the Premier Marche, the Second Marche or the Nouveau Marche, depending on their trading volume. ParisBourse(SBF) S.A. has placed Vivendi's shares in the category known as Continu A, which includes the most actively traded securities. The minimum daily trading volume required for a security to be in Continu A is twenty trades or FF 250,000, equal to E38,112.

     ParisBourse(SBF) S.A. may suspend trading in a security listed on the Premier Marche if the quoted price of the security exceeds specific price limits defined by its regulations. In particular, if the quoted price of a Continu A security varies by more than 10% from the previous day's closing price, ParisBourse(SBF) S.A. may suspend trading in that security for up to 15 minutes. It may suspend trading for a further 15 minutes if the price again varies by more than 5%. ParisBourse(SBF) S.A. may also suspend trading of a security listed on the Premier Marche in other limited circumstances, including, for example, when there is unusual trading activity

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in the security. In addition, the Conseil des Marches Financiers, the organization with general authority over French stock exchanges, may also require ParisBourse(SBF) S.A. to suspend trading in exceptional cases.

     Trades of securities listed on the Premier Marche are settled on a cash basis on the third day following the trade. Market intermediaries are also permitted to offer investors a deferred settlement service (service de reglement differe) for a fee. The deferred settlement service is only available for trades in securities with a total market capitalization of at least 1 billion and that have a daily average volume of trades of at least 1 million. Investors can elect on the determination date (date de liquidation), which is the fifth trading day before the end of the month, either to settle by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. Vivendi Universal's shares will be eligible for the deferred settlement service after the completion of the merger transactions.

     Equity securities traded on a deferred settlement basis are considered to have been transferred only after they have been registered in the purchaser's account. Under French securities regulations, any sale of a security traded on a deferred settlement basis during the month of a dividend payment is deemed to occur after the dividend has been paid. If the sale takes place before, but during the month of, a dividend payment date, the purchaser's account will be credited with an amount equal to the dividend paid and the seller's account will be debited by the same amount.

     On September 22, 2000, ParisBourse(SBF) S.A. announced that it would merge with the Brussels and Amsterdam exchanges in order to create the Euronext stock exchange.

     VIVENDI'S PURCHASE OF ITS OWN SHARES

     Under French law, Vivendi may not issue shares to itself. However, it may, either directly or through a financial intermediary acting on its behalf, purchase its shares for one of three purposes:

     - to reduce its share capital by canceling the shares it purchases with its shareholders' approval at an extraordinary general meeting;

     - to provide shares to its employees under a profit-sharing plan or stock option plan; or

     - to acquire up to 10% of its share capital, provided its shares are listed on a regulated market (e.g., the Premier Marche, the Second Marche or the Nouveau Marche). To acquire its shares for this purpose, Vivendi must first file a note d'information that has received the approval, or visa of the Commission des Operations de Bourse ("COB") and then obtain its shareholders' approval at an ordinary general meeting.

     Vivendi may not cancel more than 10% of its outstanding share capital over any 24-month period. In addition, Vivendi may not repurchase shares to reduce its share capital or to provide shares to its employees in an amount that would result in it holding, directly or through a person acting on its behalf, more than 10% of its outstanding share capital or, if Vivendi has different classes of shares, 10% of the shares in each class.

     Vivendi must hold any shares it repurchases in registered form. These shares must also be fully paid up. Shares that Vivendi repurchases are deemed to be outstanding under French law but are not entitled to dividends or voting rights, and Vivendi may not exercise the preferential subscription rights attached to them.

     At an extraordinary general meeting, the shareholders may decide not to take these shares into account in determining the preferential subscription rights attached to the other shares. However, if the shareholders decide to take them into account, Vivendi must either sell the rights attached to the shares it holds on the market before the end of the subscription period or distribute them to the other shareholders on a pro rata basis.

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     VIVENDI'S TRADING IN ITS OWN SHARES

     Under Reglement n(degree) 90-04 of the COB, as amended, Vivendi may not trade in its own shares for the purpose of manipulating the market. Trades by a company in its own shares will be permitted if:

     - they are executed on behalf of the company by only one intermediary in each trading session (except that, during the issue period of any securities, more than one intermediary can be involved if the trades are made to ensure the success of the issuance);

     - no block trades are made at a price above the current market price; and

     - each trade is made at a price that falls between the lowest and the highest trading price of the trading session during which it is executed.

     If a company's shares, like Vivendi's shares, are continuously quoted (cotation en continu), then a trade will be permitted only if it meets three additional requirements:

     - the trade must not influence the determination of the quoted price before the opening of trading, at the first trade of the shares, at the reopening of trading following a suspension, or, as applicable, in the last half hour of any trading session or at the fixing of the closing price;

     - the trade must not be carried out in order to influence the price of a derivative instrument relating to the company's shares; and

     - the trade must not account for more than 25% of the average total daily trading volume on the Paris Bourse in the shares during the five trading days immediately preceding the trade. This last requirement applies only to trades in shares that, like Vivendi's shares, are traded on the monthly settlement market.

     Vivendi is not permitted to trade in its own securities during the 15-day period before the date on which it makes its consolidated or annual accounts public. It is also prohibited from trading in its own shares when it is in possession of non-public information that, if disclosed, would have a significant impact on the market price of its securities.

     After making an initial repurchase of its own shares, Vivendi must file monthly reports with the COB and the CMF that contain specified information about subsequent transactions. The CMF makes this information publicly available.

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                                    SEAGRAM

     The following description is as of October 30, 2000, the date of filing of Seagram's Annual Report on Form 10-K/A, except to the extent such statements are specified to speak as of a different date.

     The Seagram Company Ltd. was organized under Canadian federal law on March 2, 1928, and operates in four global business segments: music, filmed entertainment, recreation and other and spirits and wine. The music business is conducted through Universal Music Group, which is the largest recorded music company in the world. Universal Music Group produces, markets and distributes recorded music throughout the world in all major genres. Universal Music Group also manufactures, sells and distributes video products in the United States and internationally, and licenses music copyrights. The filmed entertainment and recreation and other businesses are conducted through Universal Studios Group. The filmed entertainment business produces and distributes motion picture, television and home video products, operates and has ownership interests in a number of international cable channels and engages in the licensing of merchandising and film property rights. The recreation and other business operates theme parks and retail stores and is also involved in the development of entertainment software. At June 30, 2000, Matsushita Electric Industrial Co., Ltd. had an approximate 7.7% ownership interest in the entities that own Universal's music, filmed entertainment and recreation and other businesses. The spirits and wine business, directly and through affiliates and joint ventures, produces, markets and distributes distilled spirits, wines, Ports and Sherries, coolers, beers, other low-alcohol beverages and mixers. In addition to marketing owned brands, the spirits and wine business also distributes distilled spirits, wine, champagne and beer brands owned by others. For information as to revenues, operating income and identifiable assets by business segment, see Note 10 of Notes to Consolidated Financial Statements of Seagram included elsewhere in this prospectus. In this section, the term "Seagram" refers to The Seagram Company Ltd. and its subsidiaries and affiliates unless otherwise specified.

     Seagram's executive offices are located at 1430 Peel Street, Montreal, Quebec, Canada H3A 1S9 and Seagram's registered office is located at 592 Colby Drive, Waterloo, Ontario, Canada N2V 1A2.

BUSINESS SEGMENTS

MUSIC

     Universal Music Group, the largest recorded music company in the world, was formed in December 1998 when Seagram completed the acquisition of PolyGram N.V. and combined the music businesses of Universal and PolyGram.

     Universal Music Group develops, acquires, produces, markets and distributes recorded music through a network of subsidiaries, joint ventures and licensees in 63 countries around the world. Universal Music Group also produces, sells and distributes music videos in the United States and internationally and publishes music.

     In fiscal 2000, Universal Music Group held the number one market position in every major region of the world. Universal Music Group also had 65 albums that reached worldwide sales in excess of one million units and 5 albums that sold over five million units. Universal Music Group has the largest music catalogue in the world and holds the leading position in the classical music market, accounting for approximately 40% of worldwide classical music sales in fiscal 2000. Universal Music Group's labels include:

     - popular labels such as A&M, Blue Thumb, Def Jam, Geffen, Interscope, Island, MCA, MCA Nashville, Mercury, Mercury Nashville, Motown, Polydor and Universal;

     - leading classical labels Decca/London, Deutsche Grammophon and Philips;
       and

     - leading jazz labels Verve, GRP and Impulse! Records.

     Artists. The success of a music company depends to a significant degree on its ability to sign and retain artists who will appeal to popular tastes over a period of time. Seagram believes that the scope and diversity of Universal Music Group's popular music labels, repertoire and catalogues allows it to respond to shifts in audience tastes. The United States and the United Kingdom continue to be the source of approximately 60% of international popular repertoire. From time to time certain national acts, such as Andrea Bocelli from Italy,

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Aqua from Denmark and Bjork from Iceland, appeal to a wider international market. Including the United States and the United Kingdom, however, sales of locally-signed artists in their home territories still represent 70% of worldwide recorded music sales. Universal Music Group's leading local market position in almost every major region provides a critical competitive advantage.

     Artists who are currently under contract with Universal Music Group, directly or through third parties, for one or more important territories include, among others:

Bryan Adams          Sheryl Crow           Sir Elton John                   Spitz
Aqua                 DMX                   Diana Krall                      Sting
Erykah Badu          Dr. Dre               ERA (Eric Levi)                  George Strait
Beck                 Eminem                Limp Bizkit                      E O Tchan
The Bee Gees         Melissa Etheridge     LL Cool J                        Shania Twain
Bjork                Kirk Franklin         Reba McEntire                    Texas
Mary J. Blige        Vince Gill            Metallica                        McCoy Tyner
Blink 182            Charlie Haden         Nine Inch Nails                  U2
Blues Traveler       Johnny Hallyday       98 Degrees                       Caetano Veloso
Andrea Bocelli       Herbie Hancock        Florent Pagny                    Stevie Wonder
Bon Jovi             Hanson                Luciano Pavarotti                Trisha Yearwood
Boyz II Men          Joe Henderson         Andre Rieu                       Rob Zombie
Boyzone              Dru Hill              The Brian Setzer Orchestra
The Cardigans        Enrique Iglesias      Sisqo
The Cranberries      Jay-Z                 Wayne Shorter

     In addition to recently released recordings, Universal Music Group also markets and sells recordings from its catalogue of prior releases. Sales from this catalogue account for a significant and stable part of its recorded music revenues each year. Universal Music Group owns the largest catalogue of recorded music in the world, with legendary performers from the United States, the United Kingdom and around the world, such as:

ABBA                 John Coltrane         Billie Holliday                  Diana Ross and the Supremes
Louis Armstrong      Ella Fitzgerald       Buddy Holly                      Lord Andrew Lloyd Webber
Jimmy Buffett        Marvin Gaye           Bob Marley and the Wailers       The Who
Patsy Cline          Jimi Hendrix          The Rolling Stones

     Artist Contracts, Production, Marketing and Distribution. Universal Music Group seeks to contract with its popular artists on an exclusive basis for the marketing of their recordings (both audio and audio-visual) in return for a percentage royalty on the wholesale or retail selling price of the recording. Universal Music Group generally seeks to obtain rights on a worldwide basis, although certain of its artists have licensed rights for certain countries or regions to other record companies. While exclusive classical artist contracts are common, and can extend over a long period, many artists and orchestral contracts are short in duration and refer only to specific recordings. Established artists command higher advances and royalty rates and it is not unusual for a recording company to renegotiate contract terms with a successful artist.

     A contract either provides for the artist to deliver completed recordings to Universal Music Group or for Universal Music Group to undertake the recording with the artist. For artists without a recording history, Universal Music Group is often involved in selecting producers, recording studios, additional musicians, and songs to be recorded, and it may supervise the output of recording sessions. For established artists, Universal Music Group is usually less involved in the recording process.

     Marketing involves advertising and otherwise gaining exposure for Universal Music Group's recordings and artists through magazines, radio, television, Internet, other media and point-of-sale material. Public performances are also considered an important element in the marketing process, and Universal Music Group provides financing for concert tours by certain artists. Television marketing of both specially compiled products and new albums is becoming increasingly important. Marketing is carried out on a territory-by-territory basis, although global priorities and strategies for certain artists are set centrally.

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     Universal Music Group employs sales representatives who obtain orders from wholesalers and retailers. In all major territories except Japan and Brazil Universal Music Group has its own distribution services for the storage and delivery of finished product to wholesalers and retailers. In certain territories Universal Music Group has entered into distribution joint ventures with other record companies.

     Universal Music Group also sells music product directly to the consumer, principally through two direct mail club organizations: Britannia Music in the United Kingdom and D.I.A.L. in France.

     E-Commerce and Electronic Delivery. Universal Music Group is at the forefront of the development of music distribution through e-commerce and electronic delivery, which will permit consumers to sample music on the Web, order it, have it delivered and pay for it electronically. Universal Music Group has a long-term agreement with InterTrust Technologies Corporation to establish standards for the secure and convenient electronic delivery of music directly to the home, and it is actively participating in the Secure Digital Music Initiative (SDMI), a program which was created jointly by an extensive group of content, consumer electronics, hardware, software and internet companies to develop and define worldwide standards for the protection of music and other digitizeable intellectual property. Universal Music Group and BMG Entertainment formed GetMusic, a joint venture designed to create online communities of music fans, promote artists and sell CDs online through genre-based music channels. Seagram expects GetMusic will have access to a combined database of 50 million customers worldwide, and will offer, among other features, exclusive artist information, exclusive interviews and the ability to chat online with artists and their fans. Universal Music Group has also entered into a joint agreement with AT&T, BMG Entertainment and Matsushita Electric Industrial Co. to develop and test technology for large-scale, secure music and media distribution.

     Music Publishing. Music publishing involves the acquisition of rights to, and licensing of, musical compositions (as compared to recordings). Universal Music Group's publishing catalogue includes more than 600,000 titles that it owns or controls, making it one of the world's largest music publishers. Universal Music Group enters into agreements with composers and authors of musical compositions for the purpose of licensing the compositions for use in sound recordings, films, videos and by way of live performances and broadcasting. In addition, Universal Music Group licenses compositions for use in printed sheet music and song folios. Universal Music Group also licenses and acquires catalogues of musical compositions from third parties such as other music publishers and composers and authors who have retained or re-acquired rights. In August 2000, Seagram purchased Rondor Music International, Inc., an independent music publisher for approximately U.S. $350 million in stock.

     Manufacturing and other Facilities. In connection with its music entertainment activities, Seagram owns manufacturing facilities in the United States, Germany and the United Kingdom and office buildings and warehouse facilities in various countries. In addition to its wholly-owned facilities, Seagram also owns a manufacturing facility in the United States through a joint venture. Where Seagram does not own property, Seagram leases warehouses and office space.

     Competition. The music entertainment industry is highly competitive. The profitability of a company's recorded music business depends on its ability to attract and develop recording artists, the public acceptance of those artists and the recordings released in a particular period. Universal Music Group competes for creative talent both from new artists and those artists who have already established themselves through another label. Following a pattern established in the United States, European retailers have begun to consolidate, with increasing quantities of product being sold through multinational retailers and buying groups and other discount chains. This has increased competition for shelf space among the recorded music companies. The recorded music business continues to be adversely affected by counterfeiting, piracy and parallel imports, primarily in Eastern Europe, Asia and Latin America, and may be affected by the ability to download quality sound reproductions from the Internet without authorization.

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     FILMED ENTERTAINMENT

     Universal Studios' filmed entertainment business:

     - produces and distributes films worldwide in the theatrical, home video and television markets;

     - produces and distributes episodic television and made-for-television programming;

     - operates and has ownership interests in a number of international channels which reach approximately 22 million households, including:

        - The Sci-Fi Channel U.K., reaching approximately 6 million subscribers in the U.K. and South Africa;

        - USA Network Latin America, which is distributed in 18 Latin American countries and reaches approximately 10 million subscribers;

        - 13th Street, The Action and Suspense Channel, launched in France, Germany and Spain, reaching approximately 4 million subscribers and featuring Universal television programming; and

        - Studio Universal, a movie channel launched in Italy, Germany and Spain, with approximately 2 million subscribers and featuring popular Universal theatrical titles;

     - engages in the licensing of merchandising rights and film property publishing rights; and

     - engages in certain other activities through its ownership of the joint venture and equity interests described below.

     Production, Marketing and Distribution. Universal Studios produces feature-length films intended for initial theatrical exhibition and television programming. Major motion pictures produced over the past several years include The Lost World: Jurassic Park, Liar, Liar, The Mummy and Notting Hill, and more recently, such box office hits as Erin Brockovich starring Julia Roberts, U-571 starring Matthew McConaughey, Gladiator starring Russell Crowe, The Green Mile starring Tom Hanks and American Pie. In addition, Universal Studios produces animated and live action children's and family programming for networks, basic cable and local television stations as well as home video.

     The arrangements under which Universal Studios produces, distributes and owns theatrical films vary widely. Other parties may participate in varying degrees in revenues or other contractually defined amounts. Universal Studios controls worldwide distribution of its theatrical product, except where it acts as a subdistributor in specified territories or contract for specified territories or for specifically defined distribution rights.

     Generally, Universal Studios distributes theatrical films in the theatrical, home video and pay television markets. Subsequently, Universal Studios makes theatrical films available for broadcast on network and basic cable distribution throughout the world. The theatrical license agreements with theater operators are on an individual picture basis, and fees under these agreements are generally a percentage of the theater's receipts with, in some instances, a minimum guaranteed amount.

     The production/distribution cycle represents the period of time from acquisition of a property through distribution. The length of the cycle varies depending upon such factors as type of product and release pattern. Production generally includes four steps: acquisition of story rights, pre-production, principal photography and post-production. Production activities for theatrical films are generally based at Universal City, California. These production facilities are also leased to outside parties. Some motion picture films and television products are produced, in whole or in part, at other locations both inside and outside of the United States.

     Universal Studios distributes its theatrical product in the United States and Canada to motion picture theaters. Theatrical distribution throughout the rest of the world is primarily conducted by United International Pictures, which is equally owned by Universal Studios, Metro-Goldwyn-Mayer Inc. and Paramount Pictures Corporation. Television distribution of Universal Studios' 24,000 episode library in the United States is handled by USANi LLC, a subsidiary of USA Networks, Inc. ("USA Networks"), and throughout the rest

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of the world primarily by Universal Studios. Universal Studios distributes television product produced by USANi LLC in international markets. Videocassettes and DVDs are distributed in the United States and Canada by wholly owned subsidiaries of Universal Studios. Outside of the United States and Canada, videocassettes are primarily distributed by Universal Pictures International, a wholly owned subsidiary of Universal Studios, while DVDs are primarily distributed by Columbia/Tri-Star Home Video under a short term sub-distribution arrangement that ends in 2002. Some DVD rights revert to Universal before then.

     The rights to use the characters, titles and other material and rights from television and theatrical films and other sources are licensed to manufacturers, retailers and others by Universal Studios.

     USA Networks, Other Equity Interests and Certain Joint Ventures. Universal Studios holds an effective 43% equity interest in USA Networks through its ownership of common stock and Class B common stock of USA Networks and shares of USANi LLC, which Universal can exchange for common stock and Class B common stock of USA Networks. USA Networks primarily engages in electronic and online retailing, network and first-run syndication television production, domestic distribution of its and Universal Studios' television productions and the operation of the USA Network and Sci-Fi Channel Cable Networks.

     Universal Studios also has an approximate 26% interest in Loews Cineplex Entertainment Corporation, which exhibits theatrical films principally in the United States and Canada, and a 49% interest in United Cinemas International Multiplex B.V. and Cinema International Corporation, which operate motion picture theaters outside of the United States and Canada.

     In addition to the wholly owned channels discussed above, Universal Studios has equity interests in a number of international joint venture channels, including:

     - USA Network Brazil, a joint venture with Globosat in Brazil. This basic service channel reaches approximately 2 million subscribers and features primarily the same programming as USA Network Latin America;

     - HBO Asia, a pan-regional joint venture in Asia with Time Warner, Sony and Paramount. The channels included under this joint venture reach approximately 6 million subscribers and feature the current theatrical releases from the joint venture partners;

     - Latin America Pay TV, a pan-regional joint venture in Latin America with Paramount, Fox, MGM and Sacsa (an Argentinean holding company). The channels included under this joint venture reach approximately 10 million subscribers and feature current theatrical releases of the joint venture partners; and

     - Premiere Movies Partnership, an Australian joint venture with Fox, Sony, Paramount and TCI.

     Competition. Universal Studios' filmed entertainment business competes with all other forms of entertainment. Universal Studios competes with other major film studios and independent producers for creative talent and story products, which are essential ingredients of Universal Studios' filmed entertainment products. The profitability of Universal Studios' filmed entertainment business is dependent upon public taste, which is volatile and shifts in demand and is affected by economic conditions and technological developments.

     RECREATION AND OTHER

     Universal owns and operates Universal City Hollywood, the world's largest movie studio and theme park, located in Universal City, California. Adjacent to Universal City Hollywood is CityWalk, an integrated retail/entertainment complex that offers shopping, dining, cinemas and entertainment. In April 2000, the expansion of CityWalk was completed, doubling its size with the addition of over 30 new venues, including a 3-D Imax movie screen, a multi-media bowling alley and a NASCAR virtual racing experience.

     Universal has a 50% interest in Universal City Development Partners, a joint venture in Orlando, Florida, which resulted from the January 2000 merger of Universal City Florida Partners and Universal City Development Partners. The joint venture owns Universal Studios, a theme park based on Universal Studios' filmed entertainment business, Islands of Adventure, a second theme park with five unique islands, and

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CityWalk, a complex that offers shopping, dining, cinemas and entertainment.
Universal City Development Partners also has a 50% interest in a joint venture, which is currently developing three hotels adjacent to the Orlando theme parks. The first hotel, the Portofino Bay Hotel, a Loews hotel, opened in September 1999. The second hotel, the Hard Rock Hotel, also a Loews hotel, is expected to open in Winter 2000, and the third hotel is in the final design phase. The two theme parks, CityWalk and hotels together comprise Universal Orlando, the newest Orlando multi-day entertainment resort. Universal Orlando is developed on approximately 825 acres. Universal also owns Wet n' Wild, a water park which is adjacent to Universal Orlando.

     Since October 1998, construction has been underway for Universal Studios Japan in Osaka. Universal Studios Japan is owned by USJ Co., in which Universal owns a 24% interest, and will be located on 133 acres of land leased by certain USJ Co. shareholders. Opening is scheduled for Spring 2001.

     Universal also owns a 37% interest in, and manages, Universal Studios Port Aventura, a theme park located on the Mediterranean coast of Spain near Barcelona.

     In October 1998, Universal opened Universal Studios Experience Beijing, a permanent exhibit featuring Universal Studios branded properties.

     Universal owns approximately 27% of SEGA GameWorks L.L.C., which designs, develops and operates location-based entertainment centers. SEGA GameWorks currently owns and operates twelve such centers throughout the United States.

     Universal Studios New Media, Inc. develops entertainment software including the Crash Bandicoot and Spyro game series, is responsible for the development and maintenance of Universal's websites and manages Universal's approximate 16% interest in Interplay Entertainment Corp., an entertainment software developer.

     Universal owns, develops and manages commercial buildings with approximately 2.4 million rentable square feet of office space in Universal City, including Universal Studios CityWalk and the 10 Universal City Plaza office building, which are occupied by Universal Studios or leased to outside tenants, and Universal owns the Sheraton-Universal Hotel. Universal also owns a 100,000 square foot office building adjacent to the Universal City property.

     In addition, Universal is involved in other businesses including the operation of retail gift stores and the development of entertainment software. They own Spencer Gifts, Inc. which operates approximately 630 retail gift stores throughout North America through three groups of stores: Spencer, DAPY and Glow gift shops. Spencer, DAPY and Glow sell novelties, electronics, accessories, books and trend-driven products. In connection with the activities of Spencer Gifts, Inc., Universal owns a building in New Jersey and leases approximately 570 stores in various cities in the United States and a warehouse in North Carolina.

     COMPETITION. Universal's theme parks compete with other theme parks in their respective geographic regions and other leisure-time activities. The profitability of the leisure-time industry is influenced by various factors that are outside of Universal's control such as economic conditions, amount of available leisure time, transportation prices and weather patterns.

     The Spencer, DAPY and Glow stores compete with numerous retail firms of various sizes throughout the United States, including department and specialty niche-oriented gift stores.

     SPIRITS AND WINE

     Seagram's spirits and wine business produces, markets and/or distributes more than 225 brands of distilled spirits, more than 180 brands of wines, Ports and Sherries, and more than 40 brands of coolers, beers and other low-alcohol adult beverages and mixers. Seagram's products are sold in over 190 countries and territories.

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     The spirits and wine business is comprised of three operating units: The
Seagram Spirits And Wine Group (SSWG), Seagram Chateau & Estate Wines Company (C&E) and The Seagram Beverage Company (SBC). SSWG produces and markets many of the world's best-known spirits brands, including:

     - Crown Royal and Seagram's V.O. Canadian Whiskies

     - Seagram's 7 Crown American Blended Whiskey

     - Four Roses Bourbon

     - Chivas Regal, Royal Salute, Windsor Premier and Passport Scotch Whiskies

     - The Glenlivet and Glen Grant Single Malt Scotch Whiskies

     - Martell Cognacs

     - Seagram's Extra Dry Gin

     - Captain Morgan, Montilla, Cacique and Myers's Rums

     - Don Julio and Margaritaville Tequila

     - Mumm Sekt

     - Sandeman Ports and Sherries

     SSWG also distributes ABSOLUT VODKA, owned by V&S Vin & Sprit Aktiebolag, in the United States and most major international markets, as well as Mumm and Perrier-Jouet Champagnes, owned by Hicks, Muse, Tate and Furst Incorporated and other investors, in most international markets.

     C&E produces and markets the wines of Sterling Vineyards, Tessara and The Monterey Vineyard and the sparkling wines of Mumm Curvee Napa, under license from G.H. Mumm. The group is the exclusive importer in the United States of Mumm and Perrier-Jouet Champagnes, Barton & Guestier wines, Brancott Vineyards wines from New Zealand and Sandeman Ports and Sherries, and is also the largest importer of classified Bordeaux in the United States. C&E's agency portfolio is completed by distribution rights for Dominus and Napanook from the Napa Valley, a collection of Burgundy estate-bottled wines, F.E. Trimbach wines from Alsace, Catello d' Albola in Chianti and several other European wines.

     SBC is responsible for the development, production and/or marketing of Seagram's premium lower- and non-alcohol beverages. The principal brands include Seagram's Coolers, Rick's Spiked Lemonade and Seagram's Mixers. SBC is also the exclusive importer in the United States for Grolsch (a Dutch beer, owned by Royal Grolsch N.V.) and Steinlager (a New Zealand beer, owned by Lion Nathan Limited).

     Seagram's spirits and wine business operates distilleries and bottling facilities in 18 countries in North America, Latin America, Europe and Asia. Seagram's spirits aggregate daily distillation capacity approximates 253,000 U.S. proof gallons and aggregate daily bottling capacity approximates 275,000 standard cases. Seagram maintains large inventories of aging spirits in warehousing facilities located primarily in Canada, France, the United Kingdom and the United States. Such inventories aggregated approximately 500 million U.S. proof gallons at June 30, 2000. Additionally, Seagram's bulk wine inventory aggregated approximately 28 million wine gallons at June 30, 2000.

     Seagram purchases commodity raw materials, such as molasses and base wine for German sparkling wines on the open market at prices determined by market conditions. Grains (corn, rye and malt) are sourced from a variety of channels, including annual contracts with a number of third-party providers. Seagram also participates in the bulk supply market as a buyer and seller of malt and grain spirits. Seagram's wines and cognacs are produced primarily from grapes grown by others. Cognac grapes are purchased based on a multi-year contract with flexibility for wines and new distillates. Grapes are, from time to time, adversely affected by weather and other forces, which occasionally limit production. Rolling contracts to secure a continued supply of oak casks also exist. Seagram acquires substantially all of its American white oak barrels (used for the storage of whisky during the aging period) from one supplier in the United States. Key packaging components such as glassware are purchased based on long-term agreements with strategic suppliers. Other packaging components are generally based on annual contracts with key suppliers. Fluctuations in the prices of these commodities have not had a material effect upon operating results. Seagram believes that its relationships with its various suppliers are good.

     MARKETING AND DISTRIBUTION. Spirits and wine has developed sales and distribution networks appropriate for each of its markets, including affiliate and joint venture distribution operations in 38 countries and territories and third-party distribution arrangements in other key markets.

     In the United States, Seagram generally sells spirits, wines, coolers, beers and other low-alcohol beverages to two categories of customers. In 32 states and the District of Columbia, sales are made to approximately 335 wholesale distributors who also purchase and market other brands of distilled spirits, wines, coolers, beers and other low-alcohol beverages. In 18 "control" states (where the state government engages in distribution), sales are made to state and local liquor boards and commissions; in certain of these states, sales of wines, coolers, beers and other low-alcohol beverages are also made to approximately 275 wholesale distributors.

     In Canada, sales are made exclusively to ten provincial and three territorial government liquor boards and commissions.

     In addition to the United States and Canada, Seagram's affiliates and joint ventures are located in: Argentina, Belgium, Brazil, Chile, the People's Republic of China, Colombia, Costa Rica, the Czech Republic, the Dominican Republic, France, Germany, Greece, Hong Kong, Hungary, India, Israel, Italy, Jamaica, Japan, Mexico, the Netherlands, Poland, Portugal, Romania, Singapore, the Slovak Republic, South Africa, South Korea, Spain, Switzerland, Thailand, Turkey, the Ukraine, the United Kingdom, Uruguay and Venezuela.

     A significant portion of spirits and wine revenues come from sales outside of North America. In addition to economic and currency risks, Seagram's foreign operations involve risks including governmental regulation, embargoes, expropriation, export controls, burdensome taxes, government price restraints and exchange controls.

     COMPETITION. The spirits and wine industry is highly competitive. Due to ongoing formation of multinational retailers and buying groups in Europe, all marketers in the industry have confronted severe pricing pressure across Europe. This has been heightened as a result of Wal-Mart's recent acquisitions in Germany and the United Kingdom. Euro-based multinational retailers and buying groups have also expanded into certain markets in Asia and Latin America. Additionally, the expansion of non-traditional distribution channels, e.g. eBusiness, has added a new dimension to the global marketplace. Diageo PLC, which resulted from the merger of two of the largest spirits and wine companies, Grand Metropolitan PLC and Guinness PLC, continues to be the largest global player. However, the spirits and wine industry has continued to evolve through mergers and the formation of alliances, e.g. Maxxium, and with the reemergence of strong local and regional brand owners.

     Seagram continues to address these competitive challenges by investing in brand equity building behind Seagram's core brands in key established and development markets. Seagram uses magazine, newspaper and outdoor advertising, as well as interactive marketing, to maintain and improve its brands' market position. Seagram also utilizes radio and television advertising, although the use of such advertising in connection with the sale of beverage alcohol is restricted by law or commercial practice in certain countries, including the United States.

     REGULATION AND TAXES. Seagram's beverage alcohol business is subject to strict governmental regulation covering virtually every aspect of operations, including production, marketing, pricing, labeling, packaging and advertising. In the United States, Seagram must file or publish prices for its beverage alcohol products in some states as much as three months before they go into effect.

     In the United States, Canada and many other countries, beverage alcohol products are subject to substantial excise taxes or custom duties and additional taxation by governmental subdivisions.

INTEREST IN DUPONT

     At June 30, 2000, Seagram owned approximately 16.4 million shares of common stock of E.I. du Pont de Nemours and Company which had a market value of approximately U.S.$719 million as of such date.

EMPLOYEES

     As of June 30, 2000, Seagram employed approximately 34,000 people. The number of employees is subject to seasonal fluctuations.

EMPLOYEE STOCK OPTION PLANS

     Under Seagram's employee stock option plans, options may be granted to purchase Seagram's common shares at not less than the fair market value of the shares on the date of the grant. Currently outstanding options become exercisable one to five years from the grant date and expire ten years after the grant date. At June 30, 2000, there were 41,306,400 options for Seagram common shares outstanding with a weighted average exercise price of U.S.$42.99. Of these options, 22,689,676 were exercisable. For more information on Seagram's employee stock option plans, see Note 7 to the consolidated financial statements of Seagram for the fiscal year ended June 30, 2000 included elsewhere in this prospectus.

SEAGRAM MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                            OF SEAGRAM'S OPERATIONS

     The discussion set forth under "-- Seagram's Results of Operations for the Quarters Ended September 30, 2000 and 1999," "-- Seagram's Business Segment Results for the Quarters Ended September 30, 2000 and 1999" and "-- Liquidity and Capital Resources -- Quarters Ended September 30, 2000 and 1999" is as of November 13, 2000, the date of filing of Seagram's Quarterly Report on Form 10-Q, except to the extent such statements are specified to speak as of a different date. The remaining portions of the following discussion are as of October 30, 2000, the date of filing of Seagram's Annual Report on Form 10-K/A, except to the extent such statements are specified to speak as of a different date.

     Seagram operates in four global business segments: music, filmed entertainment, recreation and other and spirits and wine. The music business is conducted through Universal Music Group, which is the largest recorded music company in the world. Universal Music Group produces, markets and distributes recorded music throughout the world in all major genres. Universal Music Group also manufactures, sells and distributes video products in the United States and internationally, and licenses music copyrights. The filmed entertainment and recreation and other businesses are conducted through Universal Studios Group. Seagram's filmed entertainment business produces and distributes motion picture, television and home video products worldwide, operates and has ownership interests in a number of international cable channels and engages in the licensing of merchandising and film property rights. The recreation and other business operates theme parks and retail stores and is also involved in the development of entertainment software. The spirits and wine business, directly and through affiliates and joint ventures, produces, markets and distributes distilled spirits, wines, Ports and Sherries, coolers, beers, mixers and other low-alcohol beverages. In addition to marketing owned brands, the spirits and wine business also distributes distilled spirits, wine, champagne, and beer brands owned by others.

     Management's discussion and analysis of Seagram's results of operations and liquidity should be read in conjunction with the Seagram's financial statements included elsewhere in this prospectus.

COMPARABILITY

     The discussion presented below includes an analysis of total Seagram and business segment results prepared in accordance with U.S. generally accepted accounting principals (GAAP), which conforms in all material respects to Canadian GAAP. The supplemental financial data includes modified EBITDA (EBITDA). As defined by Seagram, EBITDA consists of operating earnings (losses) before depreciation, amortization, corporate expenses and restructuring activities. Because of the significant assets and goodwill associated with Seagram's acquisitions, Seagram believes EBITDA is an appropriate measure of operating performance. However, you should note that EBITDA is not a substitute for operating income, net income, cash flows and other measures of financial performance as defined by GAAP and may be defined differently by other companies. Investments in companies that are not consolidated with the results of Seagram are reported as "equity earnings from unconsolidated companies". This discussion includes, as supplemental financial data, information about Seagram's share of the results of revenues and EBITDA related to these investments.

     As several significant transactions have realigned Seagram's businesses and impacted the comparability of Seagram's financial statements, financial information for the 1999 and 1998 fiscal years is also presented on a pro forma basis. Seagram believes that pro forma results represent meaningful information for assessing earnings trends because the pro forma results include comparable operations in each year presented. The discussion of the recreation and other and spirits and wine business segments does not include pro forma comparisons, since the pro forma adjustments did not impact those segments. The pro forma results are not necessarily indicative of the combined results that would have occurred had the following transactions actually occurred at the beginning of Seagram's 1998 fiscal year. Seagram believes this information will help you to better understand its business results.

     ACQUISITION OF POLYGRAM -- On December 10, 1998, Seagram acquired 99.5 percent of the outstanding shares of PolyGram N.V. (PolyGram), a global music and entertainment company, for U.S.$8,607 million in cash and approximately 47.9 million common shares of Seagram. Substantially all of the common shares were issued to Koninklijke Philips Electronics N.V., which had owned 75 percent of the PolyGram shares. The results of the operations of PolyGram are included in the results of Seagram's music and filmed entertainment segments from the date of acquisition.

     DISPOSITION OF TROPICANA -- On August 25, 1998, Seagram completed the sale of Tropicana, consisting of Tropicana Products, Inc. and Seagram's global juice business (Tropicana) for U.S.$3,288 million in cash, which resulted in a pre-tax gain of U.S.$1,445 million (U.S.$1,072 million after tax). As a result of this disposal, Seagram reported the results of Tropicana as discontinued operations for all periods presented.

     USA TRANSACTIONS -- On October 21, 1997, Universal acquired the remaining 50 percent interest in the USA Networks partnership from Viacom Inc. for U.S.$1.7 billion in cash. On February 12, 1998, Universal sold its acquired 50 percent interest in USA Networks to USA Networks, Inc. (USAi) and contributed its original 50 percent interest in USA Networks, the majority of its television assets and 50 percent of the international operations of USA Networks to USANi LLC. As a result of this transaction, Universal received U.S.$1,332 million in cash, a 10.7 percent interest in USAi and a 45.8 percent exchangeable interest in USANi LLC. Universal recognized a gross gain of U.S.$583 million, before taking into consideration the effect of the transactions, which impaired certain remaining television assets and transformed various related contractual obligations into adverse purchase commitments. The impairment losses and adverse purchase commitments arising from the transactions aggregated U.S.$223 million and were reflected in the net gain of U.S.$360 million (U.S.$222 million after tax). In fiscal 1999, Seagram recognized a U.S.$128 million pre-tax gain from the USA transactions reflecting the reversal of accrued costs due to the favorable settlement of certain contractual obligations and adverse purchase commitments.

                        SEAGRAM'S RESULTS OF OPERATIONS
               FOR THE QUARTERS ENDED SEPTEMBER 30, 2000 AND 1999

CONSOLIDATED RESULTS

                                                                   QUARTER ENDED
                                                                   SEPTEMBER 30,
                                                              ------------------------
                                                                2000           1999
                                                              ---------      ---------
                                                              U.S. DOLLARS IN MILLIONS
REVENUES....................................................   $3,539         $3,643
                                                               ======         ======
OPERATING INCOME............................................      172             72
Interest, net and other expense.............................      160            161
Gain on sale of businesses..................................       --             98
Provision for income taxes..................................        5            110
Minority interest...........................................        6              4
Equity earnings from unconsolidated companies...............       20             65
                                                               ------         ------
INCOME (LOSS) FROM CONTINUING OPERATIONS....................       21            (40)
Cumulative effect of change in accounting principle, after
  tax.......................................................     (390)           (84)
                                                               ------         ------
NET LOSS....................................................   $ (369)        $ (124)
                                                               ======         ======
LOSS PER SHARE -- BASIC
  Income (loss) from continuing operations..................   $ 0.05         $(0.09)
  Cumulative effect of accounting change....................    (0.89)         (0.20)
                                                               ------         ------
  NET LOSS..................................................   $(0.84)        $(0.29)
                                                               ======         ======
LOSS PER SHARE -- DILUTED
  Income (loss) from continuing operations..................   $ 0.05         $(0.09)
  Cumulative effect of accounting change....................    (0.88)         (0.20)
                                                               ------         ------
  NET LOSS..................................................   $(0.83)        $(0.29)
                                                               ======         ======
Net cash (used for) provided by operating activities........   $ (135)        $   38
Net cash (used for) provided by investing activities........   $ (238)        $   93
Net cash used for financing activities......................   $ (206)        $ (244)

SUPPLEMENTAL FINANCIAL DATA:
  REVENUES
     Consolidated companies.................................   $3,539         $3,643
     Unconsolidated companies...............................      682            639
                                                               ------         ------
                                                               $4,221         $4,282
                                                               ======         ======
EBITDA
  Consolidated companies....................................   $  466         $  352
  Unconsolidated companies..................................      144            142
                                                               ------         ------
                                                                  610            494
  Adjustment for unconsolidated companies...................     (144)          (142)
  Depreciation and amortization.............................     (269)          (268)
  Corporate.................................................      (25)           (12)
                                                               ------         ------
OPERATING INCOME............................................   $  172         $   72
                                                               ======         ======

     Revenues decreased three percent in the quarter due to the impact of unfavorable foreign currency exchange and divested operations in Seagram's music and spirits and wine business segments. On a constant U.S. dollar basis and excluding divested operations, revenues would have increased two percent. Operating income more than doubled to U.S.$172 million and EBITDA from consolidated companies increased 32 percent (37 percent on a constant U.S. dollar basis) to U.S.$466 million. These increases reflect the positive performance of all Seagram's business segments.

     Net income from continuing operations of U.S.$21 million or U.S.$0.05 per share (basic and diluted) was earned in the quarter, compared to a net loss from continuing operations of U.S.$40 million or U.S.$0.09 per share (basic and diluted) in the prior year, which included a U.S.$55 million after-tax gain on the sale of Seagram's concert operations.

     A net loss of U.S.$369 million or U.S.$0.84 per basic share and U.S.$0.83 per diluted share was incurred in the quarter, which included a U.S.$390 million non-cash after-tax charge as a result of a cumulative effect of a change in accounting principle related to film accounting. The prior year net loss of U.S.$124 million or U.S.$0.29 per share (basic and diluted) included a U.S.$84 million non-cash after-tax charge as a result of a cumulative effect of a change in accounting principle related to start-up activities.

                        SEAGRAM'S RESULTS OF OPERATIONS
            FOR THE FISCAL YEARS ENDED JUNE 30, 2000, 1999 AND 1998

EARNINGS SUMMARY

                                                                                                PRO FORMA
                                                                      ACTUAL               TWELVE MONTHS ENDED
                                                           TWELVE MONTHS ENDED JUNE 30,         JUNE 30,
                                                          ------------------------------   -------------------
                                                            2000       1999       1998       1999       1998
                                                          --------   --------   --------   --------   --------
                                                           U.S. DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS
REVENUES................................................  $15,686    $12,312    $ 9,474    $15,344    $14,587
                                                          =======    =======    =======    =======    =======
OPERATING INCOME (LOSS).................................  $   753    $  (250)   $   553    $   281    $   274
Interest, net and other expense.........................      661        457        228        682        598
Gain on sale of businesses..............................       98         --         --         --         --
Gain on USA transactions................................       --        128        360        128        360
Gain on sale of Time Warner shares......................       --         --        926         --        926
Provision (benefit) for income taxes....................      158        (33)       638         61        493
Minority interest.......................................       17        (26)        48          4         16
Equity earnings (losses) from unconsolidated
  companies.............................................      109        137        (45)       130         (6)
                                                          -------    -------    -------    -------    -------
INCOME (LOSS) FROM CONTINUING OPERATIONS................      124       (383)       880       (208)       447
Income (loss) from discontinued Tropicana operations,
  after tax.............................................       --         (3)        66         --         --
Gain on sale of discontinued Tropicana operations, after
  tax...................................................       --      1,072         --         --         --
Cumulative effect of change in accounting principle,
  after tax.............................................      (84)        --         --         --         --
                                                          -------    -------    -------    -------    -------
NET INCOME (LOSS).......................................  $    40    $   686    $   946    $  (208)   $   447
                                                          =======    =======    =======    =======    =======
EARNINGS PER SHARE -- BASIC
  Income (loss) from continuing operations..............  $  0.28    $ (1.01)   $  2.51    $ (0.52)   $  1.12
  Income (loss) from discontinued operations, after
     tax................................................       --      (0.01)      0.19         --         --
  Gain on sale of discontinued operations, after tax....       --       2.83         --         --         --
  Cumulative effect of accounting change, after tax.....    (0.19)        --         --         --         --
                                                          -------    -------    -------    -------    -------
  NET INCOME (LOSS).....................................  $  0.09    $  1.81    $  2.70    $ (0.52)   $  1.12
                                                          =======    =======    =======    =======    =======
EARNINGS PER SHARE -- DILUTED
  Income (loss) from continuing operations..............  $  0.28    $ (1.01)   $  2.49    $ (0.52)   $  1.11
  Income (loss) from discontinued operations, after
     tax................................................       --      (0.01)      0.19         --         --
  Gain on sale of discontinued operations, after tax....       --       2.83         --         --         --
  Cumulative effect of accounting change, after tax.....    (0.19)        --         --         --         --
                                                          -------    -------    -------    -------    -------
  NET INCOME (LOSS).....................................  $  0.09    $  1.81    $  2.68    $ (0.52)   $  1.11
                                                          =======    =======    =======    =======    =======
Net cash provided by (used for) operating activities....  $   798    $   935    $  (241)
Net cash (used for) provided by investing activities....  $  (280)   $(6,136)   $   699
Net cash (used for) provided by financing activities....  $  (821)   $ 5,563    $   159

SUPPLEMENTAL FINANCIAL DATA:
REVENUES
  Consolidated companies................................  $15,686    $12,312    $ 9,474    $15,344    $14,587
  Unconsolidated companies..............................    2,644      2,202      1,722      2,202      2,081
                                                          -------    -------    -------    -------    -------
                                                          $18,330    $14,514    $11,196    $17,546    $16,668
                                                          =======    =======    =======    =======    =======
EBITDA
  Consolidated companies................................  $ 1,872    $ 1,028    $ 1,142    $ 1,478    $ 1,555
  Charge for Asia.......................................       --         --        (60)        --        (60)
                                                          -------    -------    -------    -------    -------
                                                            1,872      1,028      1,082      1,478      1,495
  Unconsolidated companies..............................      504        449        220        449        326
                                                          -------    -------    -------    -------    -------
                                                            2,376      1,477      1,302      1,927      1,821
  Adjustment for unconsolidated companies...............     (504)      (449)      (220)      (449)      (326)
  Depreciation and amortization.........................   (1,067)      (773)      (416)    (1,097)    (1,108)
  Corporate expenses....................................     (111)      (100)      (113)      (100)      (113)
  Restructuring (charge) credit.........................       59       (405)        --         --         --
                                                          -------    -------    -------    -------    -------
OPERATING INCOME (LOSS).................................  $   753    $  (250)   $   553    $   281    $   274
                                                          =======    =======    =======    =======    =======

2000 VERSUS 1999

  Actual

     In addition to the significant transactions discussed above, several other items also affect the comparability of Seagram's annual results. In fiscal 1999, these items included a U.S.$405 million pre-tax restructuring charge associated with the integration of PolyGram into Seagram's existing music and film operations (discussed in Note 3 to Seagram's consolidated financial statements), and a U.S.$128 million pre-tax gain from the USA transactions reflecting the reversal of accrued costs due to the favorable settlement of certain contractual obligations and adverse purchase commitments. In the current fiscal year, these items include the reversal of U.S.$59 million of the restructuring accruals due to the favorable settlement of certain contractual and employee severance obligations, the sale of Seagram's concert operations for a pre-tax gain of U.S.$98 million, the sale of Seagram's Champagne operations for U.S.$310 million in cash, an amount which approximated the book value of those operations, and an U.S.$84 million non-cash after-tax cumulative effect of a change in accounting principle related to start-up activities. In addition to these one-time items, Seagram's results are impacted on an ongoing basis by foreign exchange rate fluctuations, particularly in Seagram's music and spirits and wine businesses where a significant portion of sales are transacted in local currencies. In fiscal 1999, the impact of foreign currency exchange was not significant, however, Seagram's fiscal 2000 results were negatively impacted by foreign exchange rate fluctuations as illustrated in the discussion of operating results, presented below.

     Revenues increased 27 percent (30 percent on a constant U.S. dollar basis) to U.S.$15.7 billion, primarily due to Seagram's reporting of a full twelve-month results of the acquired PolyGram operations in the current year, combined with improved sales in all business segments. Operating income was U.S.$753 million compared with an operating loss of U.S.$250 million in the prior year. The significant improvement reflects the impact of the PolyGram acquisition, the restructuring activities discussed above and improved earnings in all business segments. EBITDA from consolidated companies increased 82 percent (89 percent on a constant U.S. dollar basis) to U.S.$1.9 billion.

     Interest, net and other expense included net interest expense of U.S.$684 million, offset by U.S.$23 million of dividend income from DuPont. The increase of U.S.$204 million primarily reflects the increased interest costs associated with funding the PolyGram acquisition.

     The effective tax rate was 83 percent in fiscal 2000, compared with six percent in the prior year. The provision for 2000 includes U.S.$38 million of taxes on the sale of Universal Concerts, Inc. and U.S.$21 million for the restructuring charge reversal. The 1999 tax provision included U.S.$45 million of taxes on the USA transactions and a U.S.$140 million benefit for the restructuring charge. The tax rate for continuing operations, excluding these items, increased largely due to the increased goodwill expense for which there is no associated tax benefit.

     Minority interest was an expense of U.S.$17 million compared to income of U.S.$26 million in 1999, which included U.S.$21 million associated with the restructuring charge. The equity in earnings of unconsolidated companies decreased to U.S.$109 million from U.S.$137 million in 1999. The decrease primarily reflects increased depreciation and interest expense at Universal Orlando since the opening of Islands of Adventure, pre-opening development costs at Universal Studios Japan, partially offset by improved operating results at USANi LLC.

     Net income from continuing operations of U.S.$124 million or U.S.$0.28 per share (basic and diluted) was earned in fiscal 2000, compared to a net loss from continuing operations of U.S.$383 million or U.S.$1.01 per share (basic and diluted) in 1999. The net income from continuing operations, excluding the restructuring activities, the gain on the sale of Universal Concerts, Inc. and the impact of the USA transactions, was U.S.$34 million or U.S.$0.08 per share (basic and diluted) in fiscal 2000, compared with a loss of U.S.$215 million or U.S.$0.57 per share (basic and diluted) in 1999.

  Pro Forma

     Revenues increased two percent (five percent on a constant U.S. dollar basis), as growth in the film, recreation and other and spirits and wine businesses was partially offset by a slight decline in music revenues. Operating income, excluding restructuring activities, more than doubled, while EBITDA from consolidated companies increased 27 percent year-on-year (31 percent on a constant U.S. dollar basis). These increases reflect a significant improvement in the performance of all Seagram's business segments. Interest, net and other expense declined three percent, primarily as a result of the lower average debt outstanding during the current year. The effective income tax rate was 83 percent compared to 22 percent in the prior year. The minority interest charge increased U.S.$13 million primarily due to the improved performance of Seagram's film business. Equity in earnings of unconsolidated companies declined 16 percent for the reasons discussed above.

     Net income of U.S.$40 million or U.S.$0.09 per share (basic and diluted) was earned in fiscal 2000, compared with a net loss of U.S.$208 million or U.S.$0.52 per share (basic and diluted) in 1999. Excluding the restructuring activities, the gain on the sale of Universal Concerts, Inc., the impact of the USA transactions and the cumulative effect of a change in accounting principle, net income was U.S.$34 million or U.S.$0.08 per share (basic and diluted), a significant improvement over the prior year when a pro forma net loss of U.S.$284 million or U.S.$0.71 per share (basic and diluted) was incurred.

1999 VERSUS 1998

  Actual

     Seagram's fiscal 1999 results compared favorably to fiscal 1998 results, which were severely impacted by the economic and currency crises in Asia which hampered business performance and resulted in a U.S.$60 million charge to spirits and wine operations. Revenues increased 30 percent to U.S.$12.3 billion, primarily due to the PolyGram acquisition and improved sales in all business segments. Operating income declined from U.S.$553 million in 1998 to a loss of U.S.$250 million in 1999, driven by the restructuring charge, higher amortization and depreciation expense and disappointing motion picture results. EBITDA from consolidated companies decreased five percent to U.S.$1,028 million. The impact of foreign currency exchange on 1999 was not significant.

     Interest, net and other expense increased U.S.$229 million reflecting the interest costs associated with funding the PolyGram acquisition. In fiscal 1999, a gain from the USA transactions was recognized reflecting the reversal of U.S.$128 million of accrued costs due to the favorable settlement of certain contractual obligations and adverse purchase commitments. In fiscal 1998, Seagram recognized a pre-tax gain on the sale of the remaining Time Warner shares of U.S.$926 million and a pre-tax gain on the USA transactions of U.S.$360 million. The effective tax rate was six percent in fiscal 1999, compared with 40 percent in the prior year. The underlying effective tax rate for continuing operations (excluding the impact of the restructuring charge, USA transactions, sale of Time Warner shares and spirits and wine charge) was 21 percent compared with 48 percent in 1998. The decrease in the rate results from increased goodwill expense for which there is no associated tax benefit and taxes on earnings from unconsolidated equity investments. Minority interest for 1999 was income of U.S.$26 million compared to an expense of U.S.$48 million in the prior year, primarily due to losses in Seagram's film business and the restructuring charge. The equity in earnings of unconsolidated companies increased to U.S.$137 million in fiscal 1999 from a loss of U.S.$45 million in fiscal 1998. The increase in equity earnings primarily reflected the improved operating results at USANi LLC and the impact of the USA transactions. Earnings from Seagram's investment in USANi LLC were included in equity earnings from unconsolidated companies for all of 1999. In 1998, Seagram had a 100 percent interest in USA Networks from October 1997 until February 1998, during which time the results were consolidated.

     A net loss from continuing operations of U.S.$383 million or U.S.$1.01 per share (basic and diluted) was incurred in 1999, compared with net income from continuing operations of U.S.$880 million or U.S.$2.51 per basic share and U.S.$2.49 per share on a diluted basis for 1998. The net loss from continuing operations, excluding the restructuring charge, the gains on the sales of Time Warner shares and the USA transactions and a charge for spirits and wine operations in Asia, was U.S.$215 million or U.S.$0.57 per share (basic and diluted) in 1999 compared with income of U.S.$141 million or U.S.$0.40 per share (basic and diluted) in 1998.

     For the period to August 25, 1998, the loss from discontinued Tropicana operations, after tax, was U.S.$3 million or U.S.$0.01 per share (basic and diluted). During 1999, Seagram recorded a pre-tax gain of U.S.$1,445 million (U.S.$1,072 million after tax or U.S.$2.83 per share, basic and diluted) on the sale of Tropicana. Net income including discontinued operations was U.S.$686 million or U.S.$1.81 per basic and diluted share in the fiscal year ended June 30, 1999, compared with U.S.$946 million or U.S.$2.70 per basic share and U.S.$2.68 per diluted share in the prior fiscal year.

  Pro Forma

     Revenues increased five percent to U.S.$15.3 billion with growth in all business segments. Operating income was U.S.$281 million compared with U.S.$274 million in 1998. EBITDA from consolidated companies decreased one percent year-on-year. Increases in EBITDA outside the filmed entertainment segment were more than offset by disappointing performance of Seagram's film business. The effective income tax rate for the year was 22 percent compared with 51 percent in the prior year. The minority interest charge for 1999 was U.S.$4 million compared with U.S.$16 million in the prior year due to losses in Seagram's film business. Equity in earnings of unconsolidated companies shows a similar improvement as the actual results, increasing to U.S.$130 million in 1999 from a loss of U.S.$6 million in 1998.

     A net loss of U.S.$208 million or U.S.$0.52 per share (basic and diluted) was incurred in fiscal 1999, compared with net income of U.S.$447 million or U.S.$1.12 per basic share and U.S.$1.11 per share on a diluted basis in 1998. Excluding the gains on the sales of Time Warner shares and the USA transactions and the prior year charge for spirits and wine operations in Asia, the pro forma net loss was U.S.$284 million or U.S.$0.71 per share (basic and diluted) in the current year, a slight improvement over the prior year when a net loss of U.S.$292 million or U.S.$0.73 per share (basic and diluted) was incurred.

                       SEAGRAM'S BUSINESS SEGMENT RESULTS
               FOR THE QUARTERS ENDED SEPTEMBER 30, 2000 AND 1999

                                                                   QUARTER ENDED
                                                                   SEPTEMBER 30,
                                                              ------------------------
                                                                2000           1999
                                                              ---------      ---------
                                                              U.S. DOLLARS IN MILLIONS
MUSIC
REVENUES....................................................   $1,378         $1,412
OPERATING INCOME (LOSS).....................................   $   23         $   (4)
Equity earnings (losses) from unconsolidated companies......   $   (3)        $    3

SUPPLEMENTAL FINANCIAL DATA:
  REVENUES
     Consolidated companies.................................   $1,378         $1,412
     Unconsolidated companies...............................        5             27
                                                               ------         ------
                                                               $1,383         $1,439
                                                               ======         ======
EBITDA
  Consolidated companies....................................   $  210         $  185
  Unconsolidated companies..................................       (2)             3
                                                               ------         ------
                                                                  208            188
  Adjustment for unconsolidated companies...................        2             (3)
  Depreciation and amortization.............................     (187)          (189)
                                                               ------         ------
OPERATING INCOME (LOSS).....................................   $   23         $   (4)
                                                               ======         ======

CONSOLIDATED OPERATIONS

     Revenues declined two percent in the quarter primarily due to the sale of Seagram's concert operations in the first quarter of last year and the impact of unfavorable foreign exchange. Excluding the impact of these items, revenues would have increased six percent. Of the U.S.$1,378 million total revenues, 49 percent were generated in North America, the European and African markets accounted for 34 percent, Asia Pacific contributed 13 percent and Latin America generated the remaining four percent. Operating income of U.S.$23 million was earned in the quarter compared with an operating loss of U.S.$4 million in the prior year and EBITDA increased 14 percent (21 percent on a constant U.S. dollar basis). The improvements in operating income and EBITDA reflect higher volumes in North America, strong performances in the United Kingdom and Japan and worldwide cost savings achieved from the integration of PolyGram, partially offset by investments in our e-business initiatives. Seagram continues to hold strong chart positions in all music genres and major markets, including the United States, United Kingdom, France, Germany and Brazil. Internationally, Seagram continues to maintain a strong local repertoire presence. Major album sales in the quarter included those by Eminem, Nelly, 98 Degrees, Bon Jovi and the compilation Now That's What I Call Music, among others.

UNCONSOLIDATED OPERATIONS

     In the current quarter, unconsolidated companies principally include Seagram's e-business initiatives. In the prior year quarter, the unconsolidated companies also included certain concert operations that were sold in September 1999.

FILMED ENTERTAINMENT

                                                                   QUARTER ENDED
                                                                   SEPTEMBER 30,
                                                              ------------------------
                                                                2000           1999
                                                              ---------      ---------
                                                              U.S. DOLLARS IN MILLIONS
REVENUES....................................................   $  787         $  873
OPERATING LOSS..............................................   $   (1)        $  (59)
Equity earnings from unconsolidated companies...............   $   29         $   63

SUPPLEMENTAL FINANCIAL DATA:
  REVENUES
     Consolidated companies.................................   $  787         $  873
     Unconsolidated companies...............................      497            441
                                                               ------         ------
                                                               $1,284         $1,314
                                                               ======         ======
EBITDA
  Consolidated companies....................................   $   23         $  (38)
  Unconsolidated companies..................................       99             97
                                                               ------         ------
                                                                  122             59
  Adjustment for unconsolidated companies...................      (99)           (97)
  Depreciation and amortization.............................      (24)           (21)
                                                               ------         ------
OPERATING LOSS..............................................   $   (1)        $  (59)
                                                               ======         ======

CONSOLIDATED OPERATIONS

     Revenues decreased 10 percent in the quarter primarily due to lower motion picture revenues compared to the prior year, which included significant revenues from the worldwide theatrical release of Notting Hill and the international theatrical and domestic DVD/video release of The Mummy. EBITDA improved U.S.$61 million and the operating loss of U.S.$1 million was a U.S.$58 million improvement over the prior year. These results are primarily due to the solid performance of the motion picture business, which returned a positive contribution this quarter. The strong domestic box office performance of Nutty Professor II: the Klumps and Bring It On, combined with the successful foreign theatrical release of Gladiator and strong DVD and video sales of The Hurricane, Erin Brockovich and Jaws Anniversary Collector's Edition, resulted in improved earnings. In the prior year, positive contribution from Notting Hill and The Mummy was more than offset by the performance of Mystery Men, For Love of The Game and Dudley Do Right. Additionally, programs designed to manage production, marketing, participation and overhead and development costs have led to improved filmed entertainment results. Included in EBITDA and operating income are the costs of Seagram's continued investment in the international network business, where the creation of new digital delivery technologies in many markets have created significant growth opportunities. International television networks not only provide a dual revenue stream from advertising and subscription but also provide a captive outlet for Seagram's extensive film and television libraries and new content.

UNCONSOLIDATED OPERATIONS

     Unconsolidated companies principally include USANi LLC, Loews Cineplex Entertainment Corporation, United Cinemas International Multiplex B.V. and Cinema International Corporation. Revenues from unconsolidated companies increased 13 percent in the quarter and EBITDA increased two percent, primarily reflecting improved operating results at USANi LLC offset by disappointing results at Loews Cineplex. Equity earnings from unconsolidated companies declined over 50 percent due to a current quarter charge by Loews Cineplex related to the planned closure of under-performing theatres and a non-recurring gain reported by USANi on the sale of securities in the prior year.

     Loews is currently working with participants of their capital structure to identify and implement a financial plan addressing negative liquidity issues they are facing as a result of motion picture exhibition industry-wide pressures. If a consensual solution cannot be achieved, Loews faces the prospect of a restructuring under one of several options, which could, under certain circumstances, impact Seagram's valuation of this investment.

RECREATION AND OTHER

                                                              QUARTER ENDED
                                                              SEPTEMBER 30,
                                                              --------------
                                                              2000      1999
                                                              ----      ----
                                                               U.S. DOLLARS
                                                               IN MILLIONS
REVENUES....................................................  $230      $209
OPERATING INCOME............................................  $ 30      $ 24
Equity losses from unconsolidated companies.................  $ (5)     $ (1)

SUPPLEMENTAL FINANCIAL DATA:
  REVENUES
     Consolidated companies.................................  $230      $209
     Unconsolidated companies...............................   146       139
                                                              ----      ----
                                                              $376      $348
                                                              ====      ====
EBITDA
  Consolidated companies....................................  $ 56      $ 49
  Unconsolidated companies..................................    46        40
                                                              ----      ----
                                                               102        89
  Adjustment for unconsolidated companies...................   (46)      (40)
  Depreciation and amortization.............................   (26)      (25)
                                                              ----      ----
OPERATING INCOME............................................  $ 30      $ 24
                                                              ====      ====

CONSOLIDATED OPERATIONS

     Revenues increased 10 percent, EBITDA increased 14 percent and operating income increased 25 percent in the quarter. These improvements primarily reflect growth at Universal City Hollywood resulting from the expansion of CityWalk and a six percent increase in paid attendance, combined with fee income associated with milestones in the construction of Universal Japan, partially offset by higher marketing and operating expenses and lower corporate sponsorship revenues.

UNCONSOLIDATED OPERATIONS

     Unconsolidated companies principally include Universal Orlando, Universal Studios Japan, Universal Studios Port Aventura and SEGA GameWorks. Revenues from unconsolidated companies increased five percent and EBITDA increased 15 percent primarily reflecting growth at Universal Orlando. At Universal Orlando, EBITDA increased 13 percent driven by a four percent increase in paid attendance, lower marketing costs and a full quarter of results of the Portofino Bay Hotel (a Loews hotel), which opened in September 1999. Equity earnings from unconsolidated companies declined from a loss of U.S.$1 million in the first quarter of last year to a loss of U.S.$5 million this year.

SPIRITS AND WINE

                                                                   QUARTER ENDED
                                                                   SEPTEMBER 30,
                                                              ------------------------
                                                                2000           1999
                                                              ---------      ---------
                                                              U.S. DOLLARS IN MILLIONS
REVENUES....................................................   $1,144         $1,149
OPERATING INCOME............................................   $  147         $  125
Equity losses from unconsolidated companies.................   $   (1)        $   --

SUPPLEMENTAL FINANCIAL DATA:
  REVENUES
     Consolidated companies.................................   $1,144         $1,149
     Unconsolidated companies...............................       34             32
                                                               ------         ------
                                                               $1,178         $1,181
                                                               ======         ======
EBITDA
  Consolidated companies....................................   $  177         $  156
  Unconsolidated companies..................................        1              2
                                                               ------         ------
                                                                  178            158
  Adjustment for unconsolidated companies...................       (1)            (2)
  Depreciation and amortization.............................      (30)           (31)
                                                               ------         ------
OPERATING INCOME............................................   $  147         $  125
                                                               ======         ======

CONSOLIDATED OPERATIONS

     Revenues declined less than one percent in the quarter primarily due to the impact of unfavorable foreign exchange and divested operations. On a constant U.S. dollar basis and excluding divested operations, revenues would have increased five percent. EBITDA increased 13 percent (15 percent on a constant U.S. dollar basis) and operating income increased 18 percent (26 percent on a constant U.S. dollar basis). The improved results were driven by continued momentum in the global spirits and wine business with growth across all regions, improved product mix and reduced overheads. In North America the continued strong performance of key brands, including Captain Morgan and ABSOLUT VODKA (owned by V&S Vin & Sprit AB), contributed to the growth. Europe benefited from growth of Cacique and 100 Pipers in Spain and Chivas Regal and Martell territory wide. The continued economic recovery in Asia, specifically Korea and Greater China, facilitated improvement in that region. In Latin America, growth was driven by volume/margin improvements in Central America coupled with a strong start for Don Julio, partially offset by weakness in Argentina and Mexico. Of the U.S.$1,144 million total spirits and wine revenues, 51 percent were generated in North America, the European and African markets accounted for 25 percent, Asia Pacific contributed 16 percent and Latin America generated the remaining eight percent. Total spirits and wine case volumes, including unconsolidated companies, decreased three percent in the quarter largely due to lower bulk whiskey sales and the impact of divested operations. However, volumes of several key brands increased year-on-year. Globally, volumes for Captain Morgan, Chivas Regal, Martell and ABSOLUT VODKA increased 20, 17, 16 and seven percent, respectively. Case volumes of Crown Royal declined nine percent primarily due to a pre-price increase buy-in last year.

     In the quarter, cost of goods sold as a percentage of revenues decreased to
52.6 percent from 54.7 percent in the prior year quarter primarily due to improved mix (consistent with Seagram's premium brand strategy). Selling, general and administrative expenses as a percentage of revenues increased to
34.6 percent from 33.3 percent partially due to the significant increase in brand expense. On a constant U.S. dollar basis, both global marketing expense and brand equity build increased in excess of 30 percent in the quarter as Seagram continued to invest for future growth by supporting its brands in key markets.

UNCONSOLIDATED OPERATIONS

     There is only one spirits and wine unconsolidated company, Kirin-Seagram Limited in Japan. The results of Kirin-Seagram are comparable year-on-year.

OTHER INCOME, EXPENSES AND TAXES

     Corporate expenses were U.S.$25 million for the quarter, double that of the prior year, primarily due to the change in the market value of the Seagram's shares, which impacts certain stock-based compensation. Interest, net and other expense remained essentially unchanged at U.S.$160 million. Seagram's quarterly tax provision is calculated based on an annual effective tax rate, excluding the impact of certain transactions that occurred during the period. Seagram's effective annual rate is expected to approximate 35 percent, excluding the impact of non-deductible amortization associated with its acquisitions.

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

     During the quarter Seagram recorded a U.S.$390 million non-cash after-tax charge related to the cumulative effect of a change in accounting principle. The change relates to film accounting whereby advertising costs for theatrical and television product be expensed as incurred and certain abandoned project costs, which were previously capitalized as film costs, be expensed on an accelerated basis. The charge reduced the carrying value of film inventory.

                       SEAGRAM'S BUSINESS SEGMENT RESULTS
            FOR THE FISCAL YEARS ENDED JUNE 30, 2000, 1999 AND 1998

MUSIC

                                                                                    PRO FORMA
                                                           ACTUAL                 TWELVE MONTHS
                                                TWELVE MONTHS ENDED JUNE 30,      ENDED JUNE 30,
                                                -----------------------------    ----------------
                                                 2000       1999       1998       1999      1998
                                                -------    -------    -------    ------    ------
                                                            U.S. DOLLARS IN MILLIONS
REVENUES......................................  $6,236     $3,751     $1,461     $6,336    $6,108
                                                ======     ======     ======     ======    ======
Operating income (loss) before restructuring
  (charge) credit.............................  $  288     $ (126)    $  (44)    $   75    $ (124)
Restructuring (charge) credit.................      40       (313)        --         --        --
                                                ------     ------     ------     ------    ------
OPERATING INCOME (LOSS).......................  $  328     $ (439)    $  (44)    $   75    $ (124)
                                                ======     ======     ======     ======    ======
Equity earnings (losses) from unconsolidated
  companies...................................  $  (16)    $    4     $    4     $   (3)   $   (7)
                                                ======     ======     ======     ======    ======
SUPPLEMENTAL FINANCIAL DATA:
REVENUES
  Consolidated companies......................  $6,236     $3,751     $1,461     $6,336    $6,108
  Unconsolidated companies....................      89         61         68         61        68
                                                ------     ------     ------     ------    ------
                                                $6,325     $3,812     $1,529     $6,397    $6,176
                                                ======     ======     ======     ======    ======
EBITDA
  Consolidated companies......................  $1,018     $  347     $   84     $  861    $  708
  Unconsolidated companies....................     (12)         5          6          5         6
                                                ------     ------     ------     ------    ------
                                                 1,006        352         90        866       714
  Adjustment for unconsolidated companies.....      12         (5)        (6)        (5)       (6)
  Depreciation and amortization...............    (730)      (473)      (128)      (786)     (832)
  Restructuring (charge) credit...............      40       (313)        --         --        --
                                                ------     ------     ------     ------    ------
OPERATING INCOME (LOSS).......................  $  328     $ (439)    $  (44)    $   75    $ (124)
                                                ======     ======     ======     ======    ======

2000 VERSUS 1999

  Consolidated Operations

     Actual -- Revenues increased 66 percent, EBITDA more than doubled and operating income (excluding restructuring activities) of U.S.$288 million was earned in the current year, compared to a loss of U.S.$126 million incurred in the prior year. These significant increases primarily reflect the acquisition and successful integration of PolyGram, partially offset by investments in Seagram's electronic business initiatives. In fiscal 2000, over 64 percent of product sales were from new releases. Major album sales included those by Shania Twain, Eminem, Dr Dre, Limp Bizkit, Sisqo, Sting, Enrique Iglesias, Blink 182, DMX, Andrea Bocelli, Bon Jovi, Boyzone and the soundtrack from the Universal feature film Notting Hill, among others. Seagram continues to hold strong chart positions in all music genres and major markets, including the United States, United Kingdom, France, Germany and Brazil. Internationally, Seagram continues to maintain a strong local repertoire presence. In fiscal 2000, revenues generated in North America accounted for 43 percent of the total music revenues of U.S.$6,236 million. The European market accounted for 41 percent, Asia Pacific contributed 12 percent and Latin America accounted for the remaining four percent.

     An important aspect of Seagram's music business relates to electronic business initiatives. Seagram believes that emerging technologies will be strategically important to the future of the music business. Evolving technology allows consumers to experience music in new electronic mediums and formats. Through a variety of strategic alliances and independent initiatives, Seagram continues to invest resources in the technology and electronic commerce areas. Seagram's investments include internal infrastructure, which includes hardware and software that will allow the music business to be conducted over the Internet, such as bluematter.com and Jimmy and Doug's Farm Club, as well as investments in, GetMusic, ARTISTdirect, InterTrust Technologies, ReplayTV, eritmo.com and others.

     Pro Forma -- Revenues declined two percent in fiscal 2000 primarily due to the impact of unfavorable foreign exchange, label consolidation and Seagram's effort to continually refine its artist roster, partially offset by strong chart positions. In fiscal 2000, 65 albums reached worldwide sales in excess of one million units and 5 albums sold over five million units compared with 2 in 1999. North American revenues increased 10 percent, reflecting higher volume and average prices. International revenues declined two percent (but increased two percent on a constant U.S. dollar basis) due to the soft music market in several territories including Latin America, Japan and France. Operating income, excluding restructuring activities, more than tripled and EBITDA increased 18 percent (24 percent on a constant U.S. dollar basis) to over U.S.$1 billion. The improvements in operating income and EBITDA reflect higher volumes in North America, strong performances in the United Kingdom and Germany, lower European marketing spend and worldwide cost savings achieved from the integration of PolyGram, partially offset by investments in Seagram's electronic business initiatives.

  Unconsolidated Operations

     The equity in earnings from unconsolidated companies was a loss of U.S.$16 million in fiscal 2000 as income of U.S.$3 million from concert operations sold in the first quarter was more than offset by losses from electronic business initiatives.

1999 VERSUS 1998

  Consolidated Operations

     Actual -- In fiscal 1999, revenues more than doubled. This increase reflected the acquisition of PolyGram with its strong presence in local repertoire and Seagram's strength in the U.S. market. An operating loss of U.S.$126 million (excluding restructuring activities) was incurred compared to a loss of U.S.$44 million in fiscal 1998. EBITDA, at U.S.$347 million, more than quadrupled in 1999. The significant increase in EBITDA reflected the PolyGram acquisition. The decline in operating income was principally driven by higher goodwill amortization. In fiscal 1999, revenues generated in North America accounted for 45 percent of the total music revenues of U.S.$3,751 million. The European market accounted for 40 percent, Asia Pacific and Japan contributed 11 percent and Latin America accounted for the remaining four percent.

     Pro Forma -- Revenues increased four percent to U.S.$6.3 billion, driven by solid performances from U2, Shania Twain, Jay-Z, Andrea Bocelli, Bee Gees and Sheryl Crow, among others, along with increases in higher priced units. In total, 69 albums reached worldwide sales in excess of one million units compared with 52 in 1998. Operating income was U.S.$75 million for 1999, compared to a loss of U.S.$124 million in 1998. EBITDA increased 22 percent in 1999 compared to 1998. These improvements were due to a strong release schedule worldwide and the elimination of duplicate costs achieved from the integration of PolyGram.

  Unconsolidated Operations

     The equity in earnings from unconsolidated companies, consisting primarily of concert operations, was U.S.$4 million in 1999, unchanged from 1998.

FILMED ENTERTAINMENT

                                                                                    PRO FORMA
                                                           ACTUAL                 TWELVE MONTHS
                                                TWELVE MONTHS ENDED JUNE 30,      ENDED JUNE 30,
                                                -----------------------------    ----------------
                                                 2000       1999       1998       1999      1998
                                                -------    -------    -------    ------    ------
                                                            U.S. DOLLARS IN MILLIONS
REVENUES......................................  $3,480     $2,931     $2,793     $3,378    $3,259
                                                ======     ======     ======     ======    ======
Operating income (loss) before restructuring
  (charge) credit.............................  $ (158)    $ (206)    $  229     $ (281)   $   30
Restructuring (charge) credit.................      19        (92)        --         --        --
                                                ------     ------     ------     ------    ------
OPERATING INCOME (LOSS).......................  $ (139)    $ (298)    $  229     $ (281)   $   30
                                                ======     ======     ======     ======    ======
Equity earnings (losses) from unconsolidated
  companies...................................  $  197     $  148     $  (28)    $  148    $   22
                                                ======     ======     ======     ======    ======
SUPPLEMENTAL FINANCIAL DATA:
REVENUES
  Consolidated companies......................  $3,480     $2,931     $2,793     $3,378    $3,259
  Unconsolidated companies....................   1,908      1,689      1,133      1,689     1,492
                                                ------     ------     ------     ------    ------
                                                $5,388     $4,620     $3,926     $5,067    $4,751
                                                ======     ======     ======     ======    ======
EBITDA
  Consolidated companies......................  $  (61)    $ (136)    $  316     $ (200)   $  105
  Unconsolidated companies....................     414        343        147        343       253
                                                ------     ------     ------     ------    ------
                                                   353        207        463        143       358
  Adjustment for unconsolidated companies.....    (414)      (343)      (147)      (343)     (253)
  Depreciation and amortization...............     (97)       (70)       (87)       (81)      (75)
  Restructuring (charge) credit...............      19        (92)        --         --        --
                                                ------     ------     ------     ------    ------
OPERATING INCOME (LOSS).......................  $ (139)    $ (298)    $  229     $ (281)   $   30
                                                ======     ======     ======     ======    ======

2000 VERSUS 1999

  Consolidated Operations

     Actual -- The performance of Seagram's filmed entertainment business improved year-on-year. Revenues increased 19 percent, EBITDA improved U.S.$75 million and the operating loss (excluding restructuring activities) of U.S.$158 million was a U.S.$48 million improvement over the prior year. These results primarily reflect the solid performance of the motion picture business versus a disappointing prior year. The theatrical success of The Mummy, Notting Hill, American Pie, The Bone Collector, The Green Mile, Erin Brockovich, U-571, Gladiator and Best Man, combined with strong DVD and video sales of The Mummy, Notting Hill and American Pie resulted in improved earnings. Additionally, the development of programs designed to manage production, marketing, participation and overhead and development costs also contributed to filmed entertainment results. Included in EBITDA and operating income are the costs of Seagram's continued investment in the international network business, where the creation of new digital delivery technologies in many markets has created significant growth opportunities. International television networks not only provide a dual revenue stream from advertising and subscription but also provide a captive outlet for Seagram's extensive film and television libraries. Over the last fiscal year, excluding the impact of new channel launches, total subscribers for owned and operated networks have grown approximately 20 percent.

     Pro Forma -- 1999 pro forma filmed entertainment included the results of PolyGram Filmed Entertainment (PFE). Revenues increased three percent while operating income, excluding restructuring activities, and EBITDA improved by U.S.$123 million and U.S.$139 million, respectively. The current year results compare favorably to the prior year, which included a U.S.$64 million loss largely due to the start-up of PFE domestic film distribution operations.

  Unconsolidated Operations

     Unconsolidated companies principally include USANi LLC, Loews Cineplex Entertainment Corporation, United Cinemas International Multiplex B.V. and Cinema International Corporation. Year-on-year results primarily reflect improved operating results at USANi LLC.

1999 VERSUS 1998

  Consolidated Operations

     Actual -- Filmed entertainment revenues increased five percent in fiscal 1999. Operating income, excluding restructuring activities, decreased from income of U.S.$229 million in 1998 to a loss of U.S.$206 million in 1999. The 1998 results included operating income of U.S.$76 million for USA Networks from October 21, 1997 until February 12, 1998. In 1999 the contribution of USANi LLC was included in equity earnings from unconsolidated companies rather than consolidated operations. The results of the motion picture business declined because of the disappointing box office performance of fiscal 1999 releases such as Babe: Pig in the City, Meet Joe Black, Virus and edTV. Also, comparisons with 1998 results were difficult since those results benefited from the positive carryover of the successful releases of The Lost World: Jurassic Park and Liar, Liar. International television and library results declined year-on-year due to the loss of profit on products transferred in the USA transactions and lower profitability on television library sales. EBITDA declined from U.S.$316 million in 1998 to a loss of U.S.$136 million in 1999. The 1998 results included U.S.$97 million of EBITDA related to USA Networks, which was consolidated from October 21, 1997 until February 12, 1998. There was no contribution from USA Networks in consolidated EBITDA in 1999.

     Pro Forma -- Pro forma filmed entertainment included the results of PolyGram Filmed Entertainment and the 1998 results reflected the USA transactions as though they had both occurred at the beginning of Seagram's 1998 fiscal year. On a pro forma basis, revenues increased four percent in fiscal 1999 to U.S.$3.4 billion. EBITDA was a loss of U.S.$200 million in 1999 compared to income of U.S.$105 million in 1998. Operating income decreased from income of U.S.$30 million in 1998 to a loss of U.S.$281 million in 1999. The results declined primarily due to the weak performance of current year releases discussed above.

  Unconsolidated Operations

     The equity in earnings from unconsolidated companies increased from a loss of U.S.$28 million for 1998 to income of U.S.$148 million in 1999. Revenues from unconsolidated companies increased 49 percent year-on-year, EBITDA more than doubled in the same period. The significant improvement was due primarily to improved operating results at USANi LLC and the impact of the USA transactions. In fiscal 1999, subsequent to the USA transactions, the results of USANi LLC were included in equity earnings from unconsolidated companies for the entire year. In the 1998 fiscal year, Seagram had a 100 percent interest in USA Networks from October 1997 until February 1998, during which time the results were included in consolidated operations. Seagram also benefited from improved operating results at Loews Cineplex in 1999 compared to Cineplex Odeon Corporation (owned in the prior year). In addition to USANi LLC and Loews Cineplex, the unconsolidated companies principally included United Cinemas International Multiplex B.V. and Cinema International Corporation N.V.

RECREATION AND OTHER

                                                                          ACTUAL
                                                               TWELVE MONTHS ENDED JUNE 30,
                                                              ------------------------------
                                                                2000        1999       1998
                                                              --------    --------    ------
                                                                 U.S. DOLLARS IN MILLIONS
REVENUES....................................................   $  862      $  818      $695
                                                               ======      ======      ====
OPERATING INCOME............................................   $   83      $   45      $ 24
                                                               ======      ======      ====
Equity losses from unconsolidated companies.................   $  (76)     $  (17)     $(22)
                                                               ======      ======      ====
SUPPLEMENTAL FINANCIAL DATA:
REVENUES
  Consolidated companies....................................   $  862      $  818      $695
  Unconsolidated companies..................................      468         290       289
                                                               ------      ------      ----
                                                               $1,330      $1,108      $984
                                                               ======      ======      ====
EBITDA
  Consolidated companies....................................   $  188      $  133      $ 99
  Unconsolidated companies..................................       92          92        60
                                                               ------      ------      ----
                                                                  280         225       159
  Adjustment for unconsolidated companies...................      (92)        (92)      (60)
  Depreciation and amortization.............................     (105)        (88)      (75)
                                                               ------      ------      ----
OPERATING INCOME............................................   $   83      $   45      $ 24
                                                               ======      ======      ====

2000 VERSUS 1999

  Consolidated Operations

     Revenues increased five percent, EBITDA rose 41 percent and operating income increased over 80 percent as compared to the prior year. Revenue growth was due to increased management fees generated from the expansion of Universal Orlando, increased retail sales at Spencer Gifts, and a full twelve months of Wet n' Wild results, which was purchased in September 1998. Additionally, operating income and EBITDA increased as the result of improved earnings at Universal City Hollywood and lower overhead and improved margins at interactive games. At Universal City Hollywood, EBITDA increased 15 percent primarily due to improved cost management and a four percent increase in total visitor spending, due principally to higher admission charges. Increased earnings at the park were partially offset by a two percent decline in paid attendance, since fiscal 1999 included one additional week compared to fiscal 2000. Excluding the impact of the additional week, attendance would have increased one percent year-on-year.

  Unconsolidated Operations

     Unconsolidated companies principally include Universal Orlando, Universal Studios Japan, Universal Studios Port Aventura and Sega GameWorks. Equity in earnings from unconsolidated companies declined from a loss of U.S.$17 million last year to a loss of U.S.$76 million this year. This decline is largely due to increased depreciation and interest expense at Universal Orlando since the opening of Islands of Adventure and the pre-opening development costs at Universal Studios Japan. In addition, the prior year comparatives included a gain recognized by Sega GameWorks on the sale of its game sales operation to Sega in the first quarter. Revenues from unconsolidated companies increased 61 percent reflecting the opening of Islands of Adventure, Hard Rock Live, CityWalk and the Portofino Bay Hotel (a Loews hotel) at Universal Orlando. EBITDA from unconsolidated companies was flat at U.S.$92 million as increased earnings at Universal Orlando were offset by pre-opening development costs at Universal Studios Japan. At Universal Orlando, EBITDA increased 21 percent reflecting a 51 percent increase in attendance since the opening of the new attractions discussed above and a two percent increase in total visitor spending, partially offset by a continued investment in marketing and other non-recurring costs associated with the expansion.

1999 VERSUS 1998

  Consolidated Operations

     In fiscal 1999, revenues increased 18 percent, operating income almost doubled to U.S.$45 million and EBITDA increased 34 percent. These increases reflected the success of the Crash Bandicoot and Spyro video games, improved sales by Spencer Gifts and additional management fees from the expansion of Universal Orlando and the acquired Universal Studios Port Aventura. These increases were partially offset by a five percent decline in paid attendance at Universal City Hollywood, largely due to reduced Asian tourism. Increased operating expenses at the park were partially offset by a one percent increase in total visitor spending.

  Unconsolidated Operations

     The equity in earnings from unconsolidated companies improved from a loss of U.S.$22 million in fiscal 1998 to a loss of U.S.$17 million in fiscal 1999. Revenues from unconsolidated companies were flat year-on-year while EBITDA increased 53 percent. The improved results were due to the expansion at Universal Orlando, Universal Studios Port Aventura and a gain recognized by Sega GameWorks, on the sale of its game sales operation to Sega in the first quarter. At Universal Studios Orlando, the opening of Islands of Adventure, Hard Rock Live and CityWalk contributed to a 12 percent increase in paid attendance and a two percent increase in total visitor spending.

SPIRITS AND WINE

                                                                         ACTUAL
                                                              TWELVE MONTHS ENDED JUNE 30,
                                                              -----------------------------
                                                               2000       1999       1998
                                                              -------    -------    -------
                                                                U.S. DOLLARS IN MILLIONS
REVENUES....................................................  $5,108     $4,812     $4,525
                                                              ======     ======     ======
Operating income before charge for Asia.....................  $  602     $  552     $  524
  Charge for Asia...........................................      --         --        (60)
                                                              ------     ------     ------
OPERATING INCOME............................................  $  602     $  552     $  464
                                                              ======     ======     ======
Equity earnings from unconsolidated companies...............  $    4     $    2     $    1
                                                              ======     ======     ======
SUPPLEMENTAL FINANCIAL DATA:
REVENUES
  Consolidated companies....................................  $5,108     $4,812     $4,525
  Unconsolidated companies..................................     179        162        232
                                                              ------     ------     ------
                                                              $5,287     $4,974     $4,757
                                                              ======     ======     ======
EBITDA
  Consolidated companies....................................  $  727     $  684     $  643
  Charge for Asia...........................................      --         --        (60)
                                                              ------     ------     ------
                                                                 727        684        583
  Unconsolidated companies..................................      10          9          7
                                                              ------     ------     ------
                                                                 737        693        590
  Adjustment for unconsolidated companies...................     (10)        (9)        (7)
  Depreciation and amortization.............................    (125)      (132)      (119)
                                                              ------     ------     ------
OPERATING INCOME............................................  $  602     $  552     $  464
                                                              ======     ======     ======

2000 VERSUS 1999

  Consolidated Operations

     Revenues increased six percent (ten percent on a constant U.S. dollar basis), EBITDA rose six percent (10 percent on a constant U.S. dollar basis) and operating income increased nine percent (13 percent on a constant U.S. dollar basis) as compared to the prior year. Adjusting for the sale of the Champagne production operations, operating income increased 15 percent and EBITDA increased 12 percent. The improved year-on-year results were driven by continued momentum in the global spirits and wine business, the impact of the millennium and earnings growth in all regions. In North America, higher volumes and prices, partially offset by increased marketing investment contributed to the growth. Europe benefited from growth in most major markets, particularly Germany, driven by a recovery in Mumm Sekt sales, and the United Kingdom. The continued economic recovery in Asia, specifically in Greater China, facilitated improvement in that region. In Latin America, growth was driven by Brazil, Venezuela and Don Julio in Mexico. Of the U.S.$5,108 million total spirits and wine revenues, 46 percent were generated in North America, the European and African markets accounted for 33 percent, Asia Pacific contributed 13 percent and Latin America generated the remaining eight percent. Total spirits and wine case volumes, including unconsolidated companies, increased seven percent year-on-year, driven by growth in Crown Royal, Captain Morgan, ABSOLUT VODKA (which is owned by V&S Vin & Sprit
AB), Mumm Sekt and Royal Salute.

     In fiscal 2000, cost of goods sold as a percentage of revenues increased to
54.2 percent from 53.3 percent in the prior year. This increase was offset by a decrease in selling, general and administrative expenses as a percentage of revenues, which declined to 34.0 percent from 34.7 percent in the prior year. On a constant U.S. dollar basis, global marketing expense increased in excess of 20 percent in order to sustain the momentum established in Seagram's core brands and to support the millennium trade activity earlier in the year. Brand equity build also increased in excess of 20 percent on a constant U.S. dollar basis as Seagram continued to invest for future growth by supporting Seagram's brands in key markets, particularly North America.

  Unconsolidated Operations

     In the current fiscal year there is only one spirits and wine unconsolidated company, Kirin-Seagram Limited in Japan. In fiscal 1999, the unconsolidated companies also included Seagram (Thailand) Limited for nine months to March 1999, at which time Seagram increased its investment in Thailand and began to consolidate that affiliate. In fiscal 2000, the equity in earnings of unconsolidated companies increased U.S.$2 million and revenues and EBITDA from unconsolidated companies increased 10 and 11 percent, respectively. The year-on-year variances are primarily due to the entities that are included in unconsolidated companies.

1999 VERSUS 1998

  Consolidated Operations

     Revenues increased six percent and operating income increased 19 percent in 1999. Operating income in 1998 included a U.S.$60 million charge related to operations in Asia. Excluding the impact of this charge, operating income increased five percent. Asia Pacific's revenues increased 79 percent, principally due to the June 1998 acquisition of the remaining shares of Seagram's Korean affiliate, Doosan Seagram Co., Ltd., and the inclusion of their results in consolidated operations in 1999. Additionally, an improvement in the difficult economic conditions experienced in the region in 1998 also contributed to the increase. Revenues in North America increased four percent reflecting higher volumes and pricing. Europe's revenues increased four percent year-on-year. In Latin America, revenues declined six percent due to the difficult economic conditions in the region, particularly in Brazil. In fiscal 1999, cost of goods sold as a percentage of revenues increased to 53.3 percent from 52.7 in 1998. Selling, general and administrative expenses as a percentage of revenues decreased to 34.7 percent from 35.9 percent due to slight reductions in both brand spending and overhead expenses coupled with improved revenues. On a constant U.S. dollar basis, total brand spending declined two percent in 1999 and brand equity spending increased one percent as we continued to invest for future growth by supporting our brands in key markets. The brand equity growth reflected an increased emphasis on the consumer and was focused behind core strategic brands, particularly Crown Royal Canadian Whisky and

ABSOLUT VODKA in North America and Chivas Regal and Martell globally. Spirits and wine case volumes, including unconsolidated companies, increased one percent in 1999 as the performance of our global brands was mixed. Volumes in North America were strong, in particular for Crown Royal Canadian Whisky and Captain Morgan Rum. Globally, volumes for Crown Royal Canadian Whiskey and Captain Morgan Rum increased five and 14 percent, respectively. ABSOLUT VODKA, had a nine percent increase in volume. Case volumes of several global brands declined including Martell and Chivas which were down three and nine percent, respectively. EBITDA increased 17 percent. Excluding the impact of the $60 million charge for Asia Pacific from the prior year results, EBITDA would have increased six percent.

  Unconsolidated Operations

     The equity in earnings of unconsolidated companies was U.S.$2 million in 1999 compared to U.S.$1 million in 1998. Revenues from unconsolidated companies declined by 30 percent and EBITDA increased 29 percent. The year-on-year variances were primarily due to changes in the entities that were included in unconsolidated companies. In 1999, the results included Kirin-Seagram Limited in Japan for the entire twelve months and Seagram (Thailand) Limited for nine months to March 1999 at which time Seagram increased its investment in Thailand and began to consolidate that affiliate. In 1998, the unconsolidated companies also included Doosan Seagram Co., Ltd. in Korea. As a result of an additional investment in Doosan Seagram Co., Ltd. at the end of June 1998, that affiliate's results are now consolidated.

LIQUIDITY AND CAPITAL RESOURCES

     QUARTERS ENDED SEPTEMBER 30, 2000 AND 1999

     Financial Position -- Current assets of U.S.$7.1 billion at September 30, 2000 were U.S.$534 million lower than at June 30, 2000, primarily due to a reduction in cash and cash equivalents. Current liabilities decreased U.S.$303 million to U.S.$6.4 billion at September 30, 2000, primarily due to payments of participation rights. Shareholders' equity was U.S.$11.6 billion at September 30, 2000, U.S.$592 million below June 30, 2000. Seagram's total long- and short-term debt, net of cash and short-term investments, increased to U.S.$7.3 billion at September 30, 2000 from U.S.$6.6 billion at June 30, 2000. Seagram's ratio of net debt to total capitalization (including minority interest) increased to 34 percent from 32 percent at June 30, 2000.

     Cash Flows from Operating Activities -- Net cash used for operating activities totaled U.S.$135 million in the quarter, an increase of U.S.$173 million from the first quarter of fiscal 2000. Contributing to this unfavorable variance were higher working capital requirements partially offset by an increase in income from continuing operations.

     Cash Flows from Investing Activities -- Net cash used for investing activities was U.S.$238 million in the quarter comprised of capital expenditures of U.S.$66 million and other investments of U.S.$172 million. The capital expenditures by business segment were music U.S.$31 million, filmed entertainment U.S.$13 million, recreation and other U.S.$8 million and spirits and wine U.S.$14 million. In the first quarter of fiscal 2000, the net cash provided by investing activities was U.S.$93 million comprised of U.S.$310 million proceeds from the sale of Seagram's Champagne operations, U.S.$190 million proceeds from the sale of Universal Concerts Inc., partially offset by an additional U.S.$242 million investment in USANi LLC, capital expenditures of U.S.$120 million and other investments of U.S.$45 million. The capital expenditures by business segment were music U.S.$52 million, filmed entertainment U.S.$19 million, recreation and other U.S.$14 million, and spirits and wine U.S.$35 million.

     Cash Flows from Financing Activities -- Financing activities in the quarter used U.S.$206 million. A U.S.$51 million repayment of long-term debt, dividend payments of U.S.$73 million and a U.S.$114 million decrease in other financing activities were partially offset by a U.S.$4 million issuance of long-term debt and a U.S.$28 million issuance of shares upon exercise of stock options and conversion of LYONs. In the first quarter of fiscal 2000, financing activities used U.S.$244 million primarily due to a U.S.$273 million decrease in short-term borrowings, a U.S.$4 million repayment of long-term debt and dividend payments of U.S.$72 million, partially offset by a U.S.$75 million supplemental issuance of Adjustable Conversion-rate Equity

Security Units and a U.S.$30 million issuance of shares upon exercise of stock options and conversion of LYONs.

     Working Capital -- Seagram's working capital position is reinforced by available credit facilities of approximately U.S.$5.5 billion. These facilities are used to support its commercial paper borrowings and are available for general corporate purposes. Seagram believes its access to external capital resources together with internally generated liquidity will be sufficient to satisfy existing commitments and plans, and to provide adequate financial flexibility.

     International Exchange -- Seagram employs a variance/covariance approach in its calculation of Value at Risk (VaR), which measures the potential losses in fair value or earnings that could arise from changes in market conditions, using a 95 percent confidence level and assuming a one-day holding period. The VaR, which is the potential loss in fair value, attributable to those interest rate sensitive exposures associated with Seagram's exposure to interest rates at September 30, 2000 was U.S.$24 million. This exposure is primarily related to long-term debt with fixed interest rates. The VaR, which is the potential loss in earnings associated with Seagram's exposure to foreign exchange rates, primarily to hedge cash flow exposures denominated in foreign currencies, was U.S.$6 million at September 30, 2000. These exposures include intercompany trade accounts, service fees, intercompany loans and third party debt. Seagram is subject to other foreign exchange market risk exposure as a result of non-financial instrument anticipated foreign currency cash flows which are difficult to reasonably predict, and have therefore not been included in its VaR calculation.

     FISCAL YEARS ENDED JUNE 30, 2000, 1999 AND 1998

     Financial Position -- Current assets of U.S.$7.8 billion at June 30, 2000 were U.S.$1.1 billion lower than at June 30, 1999. Current liabilities decreased U.S.$1.4 billion to U.S.$6.7 billion at June 30, 2000. The improvement in working capital was primarily due to a reduction in short-term borrowings. Shareholders' equity was U.S.$12.2 billion at June 30, 2000 compared to U.S.$12.9 billion at June 30, 1999. Seagram's total long- and short-term debt, net of cash and short-term investments, decreased to U.S.$6.6 billion at June 30, 2000 from U.S.$7.0 billion at June 30, 1999 reflecting the reduction in short-term borrowings discussed above. Seagram's ratio of net debt to total capitalization (including minority interest) remained unchanged at 32 percent.

     Cash Flows from Operating Activities -- Net cash provided by operating activities totaled U.S.$798 million in the 2000 fiscal year, a decrease of U.S.$137 million from fiscal 1999. Payments towards restructuring, exit and other accruals in fiscal 2000 and the monetization of acquired PolyGram receivables in fiscal 1999 more than offset the U.S.$507 million year-on-year increase in income from continuing operations. In 1999, operating activities provided net cash of U.S.$935 million, following net cash used of U.S.$241 million in 1998. The increased cash requirements in the 1998 fiscal year reflected reduced income from continuing operations (excluding the gains on the USA transactions and the Time Warner share sales) and higher working capital requirements.

     Cash Flows from Investing Activities -- Net cash used for investing activities was U.S.$280 million in fiscal year 2000. The U.S.$310 million proceeds from the Champagne operations disposition combined with U.S.$190 million proceeds from the sale of Universal Concerts, Inc., were more than offset by an additional U.S.$242 million investment in USANi LLC and capital expenditures of U.S.$607 million. The capital expenditures by business segment were music U.S.$263 million, filmed entertainment U.S.$113 million, recreation and other U.S.$101 million and spirits and wine U.S.$130 million. In 1999, net cash used for investing activities was U.S.$6.1 billion. The U.S.$3.3 billion pre-tax proceeds from the Tropicana disposition were more than offset by the use of U.S.$8.6 billion of cash for the PolyGram acquisition, an additional investment in USANi LLC and USA Networks, Inc. of U.S.$243 million and capital expenditures of U.S.$531 million. The capital expenditures by business segment were music U.S.$135 million, filmed entertainment U.S.$134 million, recreation and other U.S.$134 million and spirits and wine U.S.$128 million. In 1998, net cash provided by investing activities was U.S.$699 million. The net cash provided included U.S.$1.3 billion gross proceeds from the USA transactions and U.S.$1.9 billion proceeds from the sales of 26.8 million Time Warner shares. Partially offsetting these proceeds were the U.S.$1.7 billion acquisition of the incremental 50 percent interest in USA Networks and capital expenditures of U.S.$410 million, broken down by business segment as follows: music U.S.$31 million, filmed entertainment U.S.$94 million, recreation and other U.S.$115 million and spirits and wine U.S.$170 million. In addition, U.S.$386 million of cash was used for sundry investments including investments in Doosan Seagram Co., Ltd., Seagram's spirits and wine affiliate in Korea, Universal Studios Port Aventura, a theme park located in Spain, and Loews Cineplex Entertainment Corporation.

     Cash Flows from Financing Activities -- Financing activities in fiscal 2000 used U.S.$821 million. A U.S.$787 million decrease in short-term borrowings, a U.S.$108 million repayment of long-term debt and dividend payments of U.S.$287 million were partially offset by a U.S.$75 million supplemental issuance of Adjustable Conversion-rate Equity Security Units, U.S.$187 million issuance of shares upon exercise of stock options and conversion of LYONs and a U.S.$99 million issuance of long-term debt. In fiscal 1999, financing activities provided U.S.$5.6 billion, an increase of U.S.$5.4 billion over the prior year, primarily used to finance the PolyGram acquisition. Contributing to the significant increase were a U.S.$1.4 billion common share issuance, a U.S.$900 million issuance of Adjustable Conversion-rate Equity Security Units and long-term debt issuance's and other borrowings totaling U.S.$5.1 billion. In 1999, Seagram made dividend payments of U.S.$247 million. In fiscal 1998, financing activities provided U.S.$159 million. An increase in short-term borrowings of U.S.$1.1 billion was used to finance the acquisition of the incremental 50 percent interest in USA Networks, offsetting this were dividend payments of U.S.$231 million and U.S.$753 million used to repurchase common shares.

     In fiscal 1999, cash used by the discontinued Tropicana operations to the disposition date of August 25, 1998 was U.S.$3 million as compared to the cash provided by discontinued Tropicana operations of U.S.$67 million in fiscal 1998.

     Working Capital -- Seagram's working capital position is reinforced by available credit facilities of $5.5 billion. These facilities are used to support its commercial paper borrowings and are available for general corporate purposes. Seagram believes its access to external capital resources together with internally generated liquidity will be sufficient to satisfy existing commitments and plans, and to provide adequate financial flexibility.

     In order to effectively manage its capital needs and costs in the film business, Seagram utilizes a variety of arrangements, including co-production, insurance, contingent profit participation and the sale of certain distribution rights. In connection with its review of capital needs and costs, Seagram has entered into an agreement with an independent third party to sell substantially all completed feature films produced over the period 1997 - 2000. Films under the agreement are sold at Seagram's cost and no revenue or expense from the initial sale of the films is recognized. Seagram distributes these films and maintains an option to reacquire the films at fair value, based on a formula considering the remaining estimated total gross revenues, net of costs, at the time of reacquisition. No films have been reacquired as of June 30, 2000. Following the sale to the third-party, Seagram accrues participations due to the third-party. As a distributor, Seagram has recorded, in its statement of income, the revenues received from and operating expenses related to the films in all markets where it bears financial risk for film performance, and, in interest, net and other expense, certain other costs relating to the agreement.

YEAR 2000 ISSUE

     During the fiscal year ended June 30, 2000, Seagram completed its efforts to minimize the risk of business disruption associated with the Year 2000 (Y2K) issue. To date, Seagram has not experienced any material business disruptions or system failures as a result of Y2K issues, nor is it aware of Y2K issues affecting its critical third party vendors and customers that could have a significant impact on its business or operations. However, Y2K compliance has many elements and potential consequences, some of which may not be foreseeable or may be realized in future periods. Consequently, there can be no assurance that unforeseen circumstances may not arise, or that Seagram will not in the future identify equipment, systems or third parties which are not Y2K compliant.

     The total costs related to Seagram's Y2K remediation efforts approximate U.S. $65million, substantially all of which have been incurred as of June 30, 2000. These costs do not include the costs of redeployed internal resources or the costs of internally developed software or hardware which is being replaced or developed in the normal course of business. All costs associated with Seagram's Y2K efforts were funded through operations.

     Statements concerning Y2K issues that contain more than historical information may be considered forward-looking statements, which are subject to risks and uncertainties. Actual results may differ materially from those expressed in the forward-looking statements, and Seagram's Y2K discussion should be read in conjunction with its statement on forward-looking statements which appears below.

EURO CONVERSION

     In January 1999, certain member countries of the European Union began operating with a new common currency, the euro, which was established by fixing conversion rates between their existing currencies and the euro. The euro may be used in business transactions along with existing currencies until June 2002, at which time the existing currencies will be removed from circulation. Seagram conducts business in member countries and accordingly continues to evaluate the effects of the euro conversion on its European operations, principally in the music and spirits and wine businesses. Seagram has established processes to address the issues raised by this currency conversion, including the impact on information technology and other systems, currency risk, financial instruments, taxation and competitive implications. Based upon progress to date, Seagram believes that the introduction of the euro and phasing out of existing currencies will not have a material impact on its financial position or results of operations.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     This report contains statements that are "forward-looking statements," in that they include statements regarding the intent, belief or current expectations of Seagram's management with respect to its future operating performance. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements that express forecasts, expectations and projections with respect to future matters, including the launching or prospective development of new business initiatives and products, anticipated music or motion picture releases, Internet or theme park projects, euro conversion and "Year 2000" remediation efforts and anticipated cost savings or synergies are forward-looking statements within the meaning of the Act. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from our forward-looking statements as a result of certain risks and uncertainties, many of which are outside of Seagram's control, including but not limited to:

     - Changes in global and localized economic and political conditions, which may affect attendance and spending at Seagram's theme parks, purchases of its consumer products and the performance of its filmed entertainment operations.

     - Changes in financial and equity markets, including significant interest rate and foreign currency rate fluctuations, which may affect Seagram's access to, or increase the cost of financing for its operations and investments.

     - Increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Seagram's market share, increase expenses and hinder its growth potential.

     - Changes in consumer preferences and tastes, which may affect all Seagram's business segments.

     - Adverse weather conditions or natural disasters, such as hurricanes and earthquakes, which may, among other things, impair performance at Seagram's theme parks in California, Florida and Spain.

     - Legal and regulatory developments, including changes in accounting standards, taxation requirements, such as the impact of excise tax increases with respect to the spirits and wine business, and environmental laws.

     - Technological developments that may affect the distribution of Seagram's products or create new risks to its ability to protect its intellectual property rights.

     - The uncertainties of litigation and other risks and uncertainties detailed from time to time in Seagram's filings with the Securities and Exchange Commission.

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                                     CANAL+

     Except as otherwise indicated, this section describes the businesses of CANAL+ as of the date immediately preceding the completion of the merger transactions.

GENERAL

     CANAL+ is Europe's leading pay television company, with approximately 14 million subscriptions in 11 countries at the end of 1999, 40% of which were for digital television. CANAL+ also produces more than 25 theme channels for cable and satellite distribution in 14 countries, and is a European leader in film and television production, distribution and rights management, with Europe's second largest film rights library based on number of titles. In addition, CANAL+ is Europe's leading supplier of software technologies that enable network operators to deliver secure interactive services over digital television networks. CANAL+ had consolidated revenues of E3.3 billion in 1999, 79% of which came from subscription fees.

     CANAL+, a French societe anonyme, was founded in 1983 and began broadcasting in 1984. Its shares have been listed on the monthly settlement market of the premier marche of the ParisBourse since November 1987, and are included in the French CAC 40 index and the Euro Stoxx 50 index. Its shares are also traded on the SEAQ international system in London, as well as over the counter in the United States in the form of American Depositary Shares, each representing one-fifth of a share. On August 4, 2000, the closing price of CANAL+'s shares on the Paris Bourse was E167 per share. Vivendi currently holds 48.7% of CANAL+'s share capital.

     As a result of the completion of the merger transactions, Vivendi Universal holds 49% of CANAL+'s French premium pay television channel and 100% of CANAL+'s other operations.

CANAL+ GROUP STRATEGY

     CANAL+'s overall strategy is to become Europe's leading multiservice television provider by taking advantage of its leadership in the pay television business, promoting the expansion of digital television and developing its lineup of interactive and internet-based services. The principal steps that CANAL+ is taking to achieve its objective include the following:

     - Leverage CANAL+'s position as Europe's leading pay television company and its extensive content assets to take advantage of the convergence of pay television, e-commerce, interactive services and the internet.

     - Provide a full range of quality content across the media value chain, including premium pay television broadcasts of movies and sports programming, theme channels designed to appeal intensely to their target audiences, and quality film and television productions.

     - Expand the use of digital transmission technologies, including in the emerging European market for digital terrestrial television.

     - Roll out new generation JavaScript-based digital decoders, called "net-top boxes," to all digital subscribers, giving the subscribers easy-to-use, secure access to interactive and internet-based services through their television sets.

     - Focus on the customer, taking advantage of CANAL+'s direct relations with all of its subscribers and its long-standing experience in subscriber management to tailor services designed to meet customer demand.

GROUP HISTORY

     In 1984, CANAL+ launched the first French pay television channel, with programming focused on recent film releases and sports events. It quickly diversified into new countries and into areas related to pay television. Together with local partners, CANAL+ created pay television channels in Belgium
(1989), Spain (1990), Germany (1991), Africa (1991) and Poland (1995). In 1990,
CANAL+ began the production of theme channels in France, broadcast initially via cable. In 1992, CANAL+ launched its CANALSATELLITE package in France, a direct-to-home satellite broadcasting service that offers a broad array of channels,

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initially using analog technology. In 1996, CANAL+ launched its first digital offering, CANALSATELLITE Numerique, in France, a concept that was expanded into Spain in 1997.

     In 1997, CANAL+ acquired the Dutch pay television company Nethold, substantially expanding its presence in Europe by adding pay television channels in Italy, the Netherlands and the Nordic countries. Following the acquisition, CANAL+ changed the offerings of services of its new subsidiaries, using the same formula that it employed in France, Spain and elsewhere. This included an expanded product offering, promotion of digital direct-to-home satellite packages and improvement of customer care. The result has been a significant increase in CANAL+'s international subscriptions, which in 1999 exceeded French subscriptions for the first time.

     CANAL+ first expanded upstream into television and film production and distribution in 1987 with the creation of Ellipse Programme, a television production house that in 2000 was contributed to Expand to form France's largest television production company. Then CANAL+ created its French film production subsidiary, Le Studio CANAL+ (now called Studio Canal France), which is currently the largest producer and distributor of films in France. In 1996, CANAL+ acquired two major film libraries and integrated its film, television and rights management businesses operationally, a process that was strengthened with the December 1998 contribution of CANAL+'s principal subsidiaries involved in these businesses to Studio Canal. From 1998 to 2000, the merged company, now called StudioCanal, entered into international production and film rights acquisition partnerships with major international studios, and began to build a pan-European film distribution network. In May 2000, StudioCanal's shares were listed on the monthly settlement market of the Premier Marche of the Paris Bourse.

     Since 1984, CANAL+ has invested in the technology necessary to serve its expanding business. It pioneered conditional access technology, which scrambles programming so that only viewers that pay their subscription fees can decode and access the programming. It first deployed its current, proprietary conditional access system, known as Mediaguard, in 1996, together with a sophisticated, interactive services system known as Mediahighway. In May 2000, CANAL+ contributed the Mediaguard system (previously held in a joint venture with Bertelsmann AG) and the Mediahighway system to a new subsidiary, CANAL+ Technologies. CANAL+ expects that CANAL+ Technologies will conduct a public share offering in the second half of 2000.

THE EUROPEAN PAY TELEVISION INDUSTRY

     CANAL+'s largest business is the production and distribution of channels that are broadcast on continental European pay-television systems. Pay-television involves the transmission of programming to households in encrypted form, with viewers using a special decoding device to allow them to watch the programming. Pay-television companies charge viewers a fee for the use of decoders that provide access to a package of television channels or events. This is in contrast to clear broadcasting, which is freely available in the area of reception and derives revenues principally from selling advertising or public subsidies.

     Pay-television programming is distributed to viewers through three principal technologies: over-the-air television, cable television and "direct-to-home" satellite transmission. Over-the-air television is broadcast directly to homes from terrestrial stations and can be received by standard television sets with ordinary antennas. Currently, most over-the-air broadcasting uses analog technology. Many European countries are in the process of offering digital terrestrial licenses, which will permit over-the-air broadcasting using digital technology, in which programming is broadcast in the form of a digital signal that can be compressed to facilitate multiple channel transmission through a single channel's bandwidth. In cable television, an operator links a broadcasting facility to households using a network of interconnected cables, generally under a franchise from a local, regional or national administrative authority. The operator receives programming at its facility by satellite or other means and retransmits it to households over its network in scrambled form. In "direct-to-home" satellite transmission, households purchase a parabolic antenna that permits them to receive encrypted signals directly from one or more satellites. Satellite system operators typically lease transmission capacity from satellite owners for use in broadcasting their packages to subscribers. Most European cable and direct-to-home satellite systems use digital broadcasting technology.

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     There are generally four types of pay-television programming that are currently available in Europe:

     - Premium. Premium channels generally show recently released Hollywood and European films and live sporting events, often including soccer matches in the first division of the relevant country's league. Viewers pay a separate fee to receive premium channels. The French CANAL+ channel, which is the flagship channel of CANAL+, is an example of a premium channel. Premium channels are the only type of pay television currently broadcast over the air, although they are also broadcast on cable and satellite systems.

     - Basic. A "basic" package includes several channels that are available to all subscribers to a cable or satellite system. Typically, basic packages include international channels such as CNN, BBC World Service and MTV, thematic channels such as those produced by CANAL+ and in some cases high quality broadcasts of local over-the-air channels.

     - Option. Option channels are offered to viewers in cable and satellite systems as supplements to the basic package, either on a single channel basis or in a package that includes several option channels. Typically, option channels are thematic channels that give viewers more access to their chosen themes than the basic package.

     - Pay-per-view. Pay-per-view channels offer subscribers single events or groups of events for a fee specific to those events. Pay-per-view events typically offer subscribers access to major sporting events and movies before they become available on premium channels.

     Pay-per-view is an interactive service, meaning that the viewer interacts with the network operator to order specific services, typically movies and sporting events in the case of pay-per-view. Using technology such as CANAL+'s Mediahighway system, cable and satellite systems are being equipped for a variety of additional interactive services, including internet-related services.

ACTIVITIES OF CANAL+

     PAY TELEVISION IN FRANCE

     CANAL+ Premium Channel

     CANAL+'s French premium channel is the flagship of the CANAL+ group. For more than 15 years, it has provided subscribers with quality programming presented in a unique format. The premium channel focuses on recent movies and headline sports events, accompanied by scrambled entertainment programs and unscrambled shows. As of December 31, 1999, CANAL+'s French premium channel had
4.6 million subscriptions. More than a quarter of its subscriptions were digital. It added 524,000 new subscribers in 1999, and had a churn rate of 8.8%. The "churn rate" is the percentage of subscribers at the beginning of any year that are no longer subscribers at the end of that year.

     Programming. CANAL+ broadcasts premium quality programming, focusing principally on first-run movies and sporting events. Movies accounted for approximately 42% of CANAL+'s 1999 airtime, sports for approximately 14%, made-for-television films for approximately 12% and family entertainment and documentaries for most of the remainder.

     CANAL+ broadcasts between 450 and 500 first-run movies each year, including the majority of recent French productions, popular American films, and movies from around the world. Most films are broadcast one year after theatrical release in France, which is between one and two years before they are broadcast on other channels. Movies are repeated from time to time over a two-month period to provide maximum flexibility for subscribers.

     CANAL+ provides financing for nearly 80% of French movies, principally by acquiring first-run pay television broadcast rights to those films before the films are produced. CANAL+ is required to finance French film production under its broadcast license, although its financing also provides it with a steady flow of quality French films. In April 1999, CANAL+ entered into an agreement with an association representing the French film industry. Under this agreement, CANAL+ has an exclusive 18-month license to broadcast French films for which it provides at least 30% of the financing or at least 16 million francs. See
"-- License
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Requirements and Regulation." To secure access to movies made outside France,
CANAL+ signed exclusive, long-term broadcasting rights agreements in 1996 and 1997 with seven US studios -- Columbia, Disney, Fox, MCA, Warner Brothers, Miramax and DreamWorks.

     The CANAL+ premium channel also broadcasts major sports events. One of the principal attractions of the channel to a large portion of subscribers is CANAL+'s broadcasts of soccer matches. Its soccer rights include the French first and second division soccer championships, the Champion's league, the UEFA Cup, the European junior championships and the Italian, English, German, Spanish, Dutch and Swiss national championships. In June 1999, CANAL+ signed a five-year contract giving its joint rights with the free channel TFI to the French soccer championship. CANAL+ also provides extensive coverage of rugby (including the French championships and the 1999 Rugby World Cup), golf (including all four Grand Slam golf tournaments), boxing, basketball, American football, hockey and track and field.

     The premium channel also broadcasts other quality programming such as documentaries, in-house produced series, events and shorts. Approximately 18% of CANAL+'s airtime is devoted to unscrambled programming, a requirement of CANAL+'s broadcast license that CANAL+ has turned to its advantage as an effective promotional tool.

     Broadcast Technology

     The CANAL+ premium channel is broadcast in analog format over-the-air throughout France. Over-the-air subscribers receive an encrypted analog signal that is decoded by a set-top box. The channel is also broadcast in digital format over the CANALSATELLITE and TPS direct-to-home satellite systems, and over the principal cable television systems in France. More than one quarter of CANAL+'s subscribers received the channel in digital format at the end of 1999.

     Digital subscribers receive four premium channels, including the channel that is broadcast over-the-air, and three additional channels known as CANAL+ Jaune and CANAL+ Bleu and CANAL+ Vert. Films and sporting events are broadcast at different times on the different channels, giving viewers more flexibility as to viewing times. Viewers can also choose to view foreign films in their original languages or dubbed into French. They also have access to advanced interactive services such as the "bloc-notes interactif" function that enables viewers to use their remote control to access real-time information about selected live programs.

     License Requirements and Regulation

     CANAL+ broadcasts the premium channel under a license granted by the French audiovisual authority, the Conseil Superieur de l'Audiovisuel. The license, which was first granted in 1984 and was most recently renewed in May 2000, for a period of five years.

     CANAL+ is required under its license to invest at least 20% of its net subscriber revenues in the acquisition of film broadcast rights. At least 60% of this amount must be spent on European films, with French language films accounting for 75% of the total (i.e., 9% of net subscriber revenues must be invested in the acquisition of broadcasting rights to French language films). In addition, French audiovisual law and European broadcasting regulations require CANAL+ to satisfy certain quotas for broadcasting films and television programs. Under these requirements, at least 60% of the programming broadcast by CANAL+ must be of European origin, and at least 40% must be originally in the French language. French law also requires CANAL+ to devote at least 4.5% of its annual revenues to acquiring rights in new French or European television programming, with independent production accounting for 50% of the total.

     CANAL+'s broadcast license places restrictions on the times at which CANAL+ can broadcast movies. CANAL+ is prohibited from broadcasting movies on Wednesdays from 1:00 pm to 9:00 pm, on Fridays from 6:00 pm to 11:00 pm, Saturdays from 1:00 pm to 11:00 pm, and Sundays and holidays from 1:00 pm to 6:00 pm. CANAL+'s license also contains provisions governing, among other things, the amount and timing of CANAL+'s unscrambled programming and the use of advertising.

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     CANALSATELLITE

     With the launch of CANALSATELLITE in 1992, CANAL+ moved from marketing a single premium television channel to providing a package of programs and services. At December 31, 1999, CANALSATELLITE was the leading direct-to-home satellite broadcaster with 1.4 million subscriptions. CANAL+ owns 66% of CANALSATELLITE, and the Lagardere group has owned the remainder since June 2000.

     CANALSATELLITE currently offers more than 200 channels to its subscribers in France. The channel offering includes the latest in entertainment and interactive services, including:

     - A basic package with 39 channels based on nine themes: sports, discovery, entertainment, music, youth, news, general interest, services and games. The package also includes international channels such as CNN, Eurosport, BBC World Service, RTL, RAI and MTV.

     - Thirteen optional packages, typically including multiple channels focused on a specific theme such as sports, music or cinema.

     - The "Kiosque" pay-per-view service, which offers movies, soccer matches and Formula One racing on eleven channels.

     - A host of interactive services, including a sophisticated program guide that lets viewers see the programs being broadcast on different channels in a miniature mosaic format and permits them to move from one channel or service to another, an interactive weather channel, a virtual mall with 18 boutiques, and a variety of interactive games and information services.

     - Digital format CANAL+ premium channel, including CANAL+ Jaune, CANAL+ Bleu and CANAL+ Vert. At the end of 1999, more than half of CANALSATELLITE'S subscribers also received the CANAL+ premium channel.

     In 1999, over 90% of CANALSATELLITE'S subscribers used one or more of the interactive services. CANALSATELLITE is developing a broader range of interactive services for its subscribers that it expects to make available shortly, including full home banking and securities trading, home betting, classified advertisements and an e-mail function that is compatible with personal computers and cellular telephones.

     NC Numericable

     NC Numericable is the second largest cable television operator, with approximately 2.2 million homes passed and approximately 700,000 subscribers at the end of 1999. Approximately one-sixth of NC Numericable's subscribers had digital set top boxes at the end of 1999, a percentage that NC Numericable expects to increase significantly in the near future. The company operates 33 cable systems serving 221 French communities, including Lyon, Grenoble, Nice, Toulouse and Nantes, and 21 western suburbs of Paris. CANAL+ owns 70% of NC Numericable, and Exante, an affiliate of Callahan Associates, holds the remainder.

     Under a French law that governed the grant of early cable television concessions, the infrastructure for many of NC Numericable's systems is owned by France Telecom. NC Numericable has the right to exploit that infrastructure for purposes of distributing cable television programming. The law requiring this arrangement is no longer in effect. CANAL+ and Exante have agreed to have NC Numericable acquire the infrastructure owned by France Telecom, in exchange for a 42.5% interest in NC Numericable. Following this transaction, Exante will hold a 28.8% interest in NC Numericable and CANAL+ will hold a 26.2% interest. The remainder will be held by Cegetel, which will contribute its interest in NC Numericable's internet business in the Nice region to NC Numericable, in exchange for an interest in NC Numericable. The transaction is subject to various regulatory approvals and is not expected to close before the autumn of 2000.

     NC Numericable's cable systems offer between 70 and 100 channels, including basic packages that include high quality transmission of over-the-air channels, a wide range of thematic channels, various option packages and the CANAL+ premium channel. Since October 1999, NC Numericable has also offered high speed internet access services, featuring content provided by AOL France, to subscribers in Nice, northern

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France, the Paris suburbs and greater Lyon. NC Numericable also intends to launch local telephone service in the next twelve to twenty-four months.

     Subscriber Management Services

     A key aspect of CANAL+'s business is its direct relationship with its subscribers. Its tradition of focusing on subscriber management service has allowed it to offer high quality service that corresponds to the demands of its customers, while providing it with valuable information that has permitted it to design new programs and services targeted to its audience. CANAL+ and CANALSATELLITE maintain direct subscriber relationships through their web site, e-mail services using set-top boxes, a videotext service, a call center and interactive voice response servers. They also design their marketing strategy so as to make subscribing easy and user friendly, offering equipment packs that include digital set-top boxes and "smart cards" that identify the services chosen by a subscriber, sold through large audiovisual equipment dealers such as FNAC and Darty, supermarkets, local retailers and other distribution outlets throughout France.

     INTERNATIONAL PAY TELEVISION

     Throughout continental Europe, CANAL+ uses the same formula that has been successful in France to provide leading pay television operations. In each country where it operates, CANAL+ has a premium channel featuring first-run movies and major sporting events. In most countries, including all of the largest by number of subscriptions, CANAL+ operates digital direct-to-home satellite services that provide multi-channel offerings and the latest in interactive television technology. At the end of 1999, CANAL+ had 7.0 million subscriptions to its international offerings.

     Italy

     In Italy, CANAL+ operates through its 99% owned subsidiary, Telepiu. The Telepiu offering includes a premium channel that is offered in both analog and digital format, as well as the D+ digital direct-to-home satellite service. Telepiu also offers the +Calcio season-ticket subscription to Italian soccer league matches, giving subscribers access to all home matches and most of the away matches of their favorite Italian league teams, as well as pay-per-view Formula One racing and movies. At the end of 1999, Telepiu had 2.1 million subscriptions, including 962,000 digital subscriptions.

     Spain

     In Spain, CANAL+ owns a 20% interest in Sogecable, a company listed on the Madrid Stock Exchange that broadcasts the CANAL+ Espana premium channel and the CANALSATELLITE digital direct-to-home satellite service. At the end of 1999, Sogecable had approximately 2.6 million subscriptions, including 813,490 subscriptions to the CANALSATELLITE digital service.

     Nordic Countries

     In Norway, Sweden, Finland and Denmark, CANAL+ operates the CANAL+ Nordic premium channels, as well as the Canal Digital direct-to-home satellite service. Altogether, CANAL+ had 783,000 subscriptions in these countries at the end of 1999, including 311,000 subscriptions to the Canal Digital service.

     Other Countries

     CANAL+ broadcasts its premium channel and provides digital satellite service in a number of additional countries, including the following (subscription figures are at the end of 1999):

     - Poland -- 627,000 subscriptions, including 269,000 to the Cyfra+ digital satellite service.

     - The Netherlands -- 294,000 subscriptions to the CANAL+ premium channel.

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     - Belgium -- 202,000 subscriptions in French speaking Belgium, including
       28,000 to the Le Bouquet digital satellite service, and 192,000 in Flemish speaking Belgium, including 25,000 to the Canal Digital digital satellite service.

     - French-speaking Africa (Senegal, Tunisia, Ivory Coast and
       Morocco) -- 150,000 subscriptions to the CANAL+ premium channel.

     THEME CHANNEL PRODUCTION

     CANAL+ produces theme channels for broadcast over cable and satellite systems, both as part of basic packages or as option channels. CANAL+'s principal theme channel production affiliate is Multithematiques, a joint venture company that began producing theme channels in 1988. CANAL+ also produces two thematic channels directly, and has interests in joint ventures that produce and are developing additional thematic channels.

     Multithematiques

     Multithematiques produces 25 thematic channels in 14 countries, under six core channel themes. Altogether, its channels had 13.4 million subscribers throughout Europe at the end of 1999 (a figure that is calculated differently from the number of subscriptions to CANAL+'s premium channel and digital satellite services, and so is not comparable to those figures). The six core channels of Multithematiques are:

     - Planete, a documentary channel that covers a wide range of subjects including news, social issues, history, art, nature and sports. Founded in 1988, Planete is Multithematiques' oldest channel and is the inspiration for Forum Planete, a sister channel launched in 1997 that presents after each documentary a discussion of the documentary's topic by leading experts.

     - Canal Jimmy, a channel targeted at baby boomers and young adult viewers, which broadcasts popular American television series such as Friends, N.Y.P.D. Blue, Star Trek: Next Generation, and Dream On, as well as magazines, rock concerts, cult films and car and motorcycle shows.

     - Cine Cinemas, a movie channel that shows adventure films, dramas, comedies, detective movies and westerns, generally in their second run on pay-television. Cine Cinemas also broadcasts behind-the-scenes documentaries and interviews with actors and film makers.

     - Cine Classics, a classic movie channel that each year broadcasts more than 450 black and white films produced between the 1930s and the 1960s. Cine Classics also broadcasts a weekly talk show, featuring experts from the movie industry discussing classic films and stars.

     - Seasons, a channel dedicated to hunters, fishermen, and people who enjoy the outdoors, featuring documentary-style programs and regular shows with news on hunting and fishing.

     - Wish Line, a channel that provides quality classified advertising of luxury goods, homes and yachts and vintage cars that are for sale worldwide. Wish Line is the newest thematic channel of Multithematiques, launched in December 1999.

     The largest market for Multithematiques' channels is France, where it had
7.7 million subscribers at the end of 1999. Multithematiques also broadcasts in Italy, Germany, Spain, Poland, Belgium, Switzerland and French-speaking Africa. Although its channels use the same names and logos in the different countries where it broadcasts, it tailors its programming in each country by dubbing or subtitling programs in local languages, varying the mix of programs offered to suit local market characteristics and complementing the purchased programming content with locally-produced talk shows and other programs for each region. As a result, its channels are marketed as local channels, although they benefit from the efficiencies of centralized program purchasing and brand promotion.

     CANAL+ owns 27.42% of Multithematiques (it owned 30.5% until July 2000), and accounts for Multithematiques under the equity method. The other shareholders are Havas Images (a Vivendi affiliate),

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with 9.09%, the Lagardere group, with 27.42%, Liberty Media (an AT&T affiliate)
with 27.42%, and an affiliate of the French financial institution the Caisse des Depots et Consignations, with 8.64%.

     Other Thematic Channels

     CANAL+ produces directly two thematic channels, both of which are designed specifically for the French market. Demain!, which had 1.3 million subscribers at the end of 1999, advertises job opportunities and other contacts. CANAL+'s newest channel, launched in November 1999, is i-television, CANAL+'s first news channel, which uses the most advanced technology to provide local news, responding to the needs of French people living in small and medium-sized towns.

     In addition, CANAL+ has interests in other thematic channels, including Eurosport, a channel that broadcasts sporting events 24 hours a day, Canal J, a children's channel, MCM and Muzzik, two music channels, and Comedie, a comedy channel. In July 2000, CANAL+ entered into a series of joint ventures with the Lagardere group, which will develop new theme channels inspired by magazines belonging to the Lagardere portfolio of specialized magazines.

     FILM AND TELEVISION PRODUCTION, DISTRIBUTION AND RIGHTS MANAGEMENT

     CANAL+ began producing and distributing movies and television programs in 1987. Initially conceived to produce a steady stream of new content for CANAL+'s television channels, these activities have grown into one of Europe's leading audiovisual content production and distribution groups, involving all aspects of cinema and television production, rights acquisition and library management. CANAL+'s audiovisual production and distribution operations are conducted through StudioCanal, a majority owned subsidiary of CANAL+ that is listed on the ParisBourse. StudioCanal's business includes principally the following:

     - Film Production and Rights Acquisition. StudioCanal produces, co-produces and acquires rights to premium quality feature films, including international blockbusters and major European productions. It is one of the largest feature film producers in France, producing between 30 and 40 films per year, and it has distribution rights acquisition partnerships with major studios such as Universal, Warner Bros. and Pathe. It is in the process of building a pan-European distribution network, and has distribution subsidiaries in France, Germany and Spain. Recent releases produced or distributed by StudioCanal include French hits such as Taxi, La Buche and Le Bonheur est dans le pre, European films such as La Vita e Bella, Il Postino and Abre los ojos and international films such as Sixth Sense, Message in a Bottle, Mission to Mars and Chicken Run.

     - Film Rights Management. StudioCanal sells television broadcast rights to feature films in its extensive library of 5,573 titles (as of January 1, 2000), the third largest catalogue in the world behind those of Kirch (15,000 titles, consisting principally of German language rights) and Time Warner (5,700 titles). The film library includes blockbusters such as Terminator 2, Basic Instinct and Highlander, French films such as La Grande vadrouille, La Grande illusion, Belle de Jour and La Haine and classic American titles such as The Graduate and The Deer Hunter.

     - Television Production. StudioCanal is one of two principal shareholders of the largest television production business in France and one of the largest in Europe, formed in April 2000 through the merger of StudioCanal's subsidiary, Ellipse Programme, with Expand, another leading French television production company. It is the only European television producer with programs in all of the major programming categories (fiction, animation, entertainment and documentaries). Its programs include the TV dramas Docteur Sylvestre and Un Homme en colere, the animation classics Babar and Tintin, the game shows Pyramide (based on The U.S.$25,000 Pyramid), Qui est Qui, Le Juste prix (based on The Price is Right) and Les Z'amours (based on The Newlywed Game) and the adventure games Fort Boyard and Desert Forges.

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     DIGITAL TECHNOLOGY

     CANAL+ has been actively involved in the development of technology for digital television, beginning with investments in 1992 designed to ensure the smooth transition from analogue to digital broadcasting. Because most consumers have analog televisions, network operators purchase and deploy set-top boxes that convert the incoming digital signal to an analog signal the television can process and display. In addition to decoding the digital signal, set-top boxes are used to control access to pay television services and to enable advanced features and interactivity.

     In 2000, CANAL+ created a new subsidiary, CANAL+ Technologies, to operate and manage its principal technology operations. CANAL+ Technologies is the leading European provider and one of the leading providers worldwide of advanced software technologies that enable and secure digital interactive television. Its flexible, field-tested software has been selected by over 20 digital satellite, cable and terrestrial network operators and have been deployed on over six million digital set-top boxes in over 13 countries. Its technology is used in all of the CANAL+ group's digital cable and direct-to-home satellite systems, and is also sold to third parties such as ONdigital in the United Kingdom, Zee Network in India, Measat in Malaysia and MediaOne in the United States.

     CANAL+ Technologies provides a comprehensive software system that enables network operators to deliver secure interactive services over digital television networks. Its MediaHighway hardware-independent interactivity software enables network operators to enhance the television viewing experience with an extensive range of interactive services. Its MediaGuard conditional access software enables network operators to manage and control delivery of pay television content and provides a secure platform for t-commerce transactions, meaning electronic commerce transactions conducted through televisions. The MediaHighway and MediaGuard software systems are highly flexible and can be implemented either together, to provide complete and secure interactivity, or separately, in combination with software from other providers. CANAL+ Technologies has developed over 30 interactive television applications for MediaHighway, and actively encourages third-party developers to create new applications using its Java-based authoring tools. Using CANAL+ Technologies' interactive software and applications, network operators can enhance the television experience with easy-to-use value-added features, including:

     - Enhanced program navigation. CANAL+ Technologies' electronic program guides allow viewers to easily access information for a week's worth of programs for every channel available to them. Its interactive video browsers display all channels currently on-air and enable viewers to select from available languages for audio output.

     - T-commerce and interactive advertising. CANAL+ Technologies' applications enabling electronic commerce over the television, or t-commerce, allow viewers to shop for goods and services in a secure environment using their remote control. These applications also enable viewers to interact with commercials to receive additional information regarding products offered.

     - Pay-per-view and video-on-demand. CANAL+ Technologies' enhanced pay-per-view applications allow viewers to select and interact with on-demand programs of their choice. For example, viewers can choose camera angles for a live sports pay-per-view event using the remote control.

     - Instant information display. CANAL+ Technologies has developed applications that enable viewers to access real-time information about on-the-air programs or about specific topics such as news, sports, weather or stocks.

     - Interactive games. CANAL+ Technologies' game applications allow viewers to play along real-time with a favorite game show or play games against other viewers.

     - Placing bets, banking or trading stock on TV. CANAL+ Technologies' tele-betting applications permit viewers to place bets electronically. For example, viewers can bet on the outcome of a horserace before watching its live broadcast. CANAL+ Technologies also provides other on-line applications, including applications that enable viewers to manage bank accounts and trade stocks.

     - Internet-enabled services. CANAL+ Technologies' internet applications enable viewers to send and receive e-mails or access internet content from their televisions.

     In order to take full advantage of the potential of its new technologies, CANAL+ has decided to replace all of its digital set-top boxes with new equipment that CANAL+ calls "net-top boxes," which are capable of accessing the full range of interactive services that the new technologies can support. The "net-top boxes" will include two readers into which viewers can place smart cards, which are credit card-size plastic cards that contain microprocessor chips. One of the smart card readers will be used for a card that contains information about the services the subscriber is authorized to receive, which can be updated remotely when a subscriber decides to change service offerings. The other reader will be used for bank payment cards equipped with smart card technology, which is standard in many European countries including France. CANAL+ expects to complete the roll-out of its net-top boxes by the end of 2001.

     INTERNET

     CANAL+ became involved in developing online and multimedia services very early, launching its own internet site in August 1995 (www.canalplus.fr). Prior to the completion of the merger transactions, Vivendi and CANAL+ will create VivendiNet to combine their Internet assets. As part of the Vivendi/CANAL+ transactions, CANAL+'s interest in VivendiNet will be transferred to Vivendi Universal.

     CANAL+ will be a leading supplier of content for the canalplus.fr web site, Canal Numedia and other potential Internet-related companies of the Vivendi group, such as Vizzavi, as well as cinema and sports content. In addition, CANAL+ will be actively involved in internet services through its net-top box operations and technology, its cable television internet access business and the web sites of its thematic channels.

     SPORTS

     In addition to its broadcast of major international sporting events, CANAL+ has a variety of other activities connected to the world of sports. Its principal other activities include:

     - Sports rights management, including management of international broadcasting rights to matches of the European continents' soccer leagues.

     - Management of sports teams, including the Paris Saint-Germain soccer team, the only French first division team in Paris and one of the most popular teams in France, as well as Geneva's Servette soccer team.

     - Stadium management, including the management of the Parc de Princes stadium that is the home stadium of Paris Saint-Germain.

PRINCIPAL SHAREHOLDERS

     On September 30, 2000, approximately 126,359,868 CANAL+ ordinary shares were outstanding and entitled to cast a total of 125,819,314 votes at the meeting.

     To the best of CANAL+'s knowledge, it has no shareholders whose beneficial ownership represents 5% or more of its share capital or voting rights, other than Vivendi and Vivendi's wholly-owned subsidiary Vivendi Universal, which together own approximately 49% of CANAL+. The total number of shares owned by CANAL+'s officers and directors and executive officers who are natural persons as a group (12 persons) represented less than 1% of CANAL+'s outstanding shares and less than 1% of its voting shares as of September 30, 2000. Pursuant to CANAL+'s statuts, each of its directors must own at least one of its shares.

OPTIONS TO PURCHASE CANAL+ SECURITIES

     The following table sets forth the stock option plans that Canal+ will have outstanding immediately prior to the merger transactions:

                                                                                  NUMBER OF
                                                                                SHARES SUBJECT
                                                                 MAXIMUM        TO OUTSTANDING
                                                                NUMBER OF        UNEXERCISED
                           EXPIRATION          NUMBER OF      SHARES SUBJECT    OPTIONS AS OF     EXERCISE PRICE
DATE OF PLAN                  DATE           BENEFICIARIES      TO PLAN(1)         8/31/00            (EURO)
------------           ------------------    -------------    --------------    --------------    --------------
SHARE PURCHASE PLAN
June 1998              June 25, 2004               13             596,000           526,859         61.0 euros
June 1998              June 24, 2004              163           1,350,400         1,350,400         41.3 euros
June 1999              June 7, 2005                 4              40,000            28,000         64.0 euros
September 1999         September 22, 2005           2              48,000            48,000         64.2 euros

---------------
(1) Each option gives the right to purchase one share of CANAL+.

     Following the merger transactions, each option to purchase one share of CANAL+ will be converted into an option to purchase two shares of Vivendi Universal, at a total price of 39/40 of the original exercise price, and one share of CANAL+, at a price of 1/40 of the original exercise price. The CANAL+ share purchase options outstanding as of August 31, 2000 will confer the right to purchase a total of 3,906,518 shares of Vivendi Universal.

     In addition to the share purchase plans summarized above, CANAL+ granted share subscription options to 527 employees in March 2000. This plan covers a total of 1,600,000 shares of CANAL+. If options remain outstanding under this plan when the merger transactions become effective, they will be converted to the right to subscribe for two shares of Vivendi Universal, at a total price of 39/40 of the original exercise price, and one share of CANAL+, at a price of 1/40 of the original exercise price. However, it is intended that, prior to the merger transactions, Vivendi will put into place a share purchase plan for beneficiaries of the 2000 CANAL+ plan who agree to forfeit their rights under the CANAL+ plan. These beneficiaries will receive options to purchase a number of shares of Vivendi equal to twice the number of shares of CANAL+ corresponding to their options under the CANAL+ plan. Following the merger transactions, these options to purchase Vivendi shares will be converted to options to purchase the same number of shares of Vivendi Universal. Under either scenario, the number of CANAL+ share subscription options outstanding as of August 31, 2000 will confer the right to purchase a total of 3,200,000 shares of Vivendi Universal.

                        MANAGEMENT OF VIVENDI UNIVERSAL

IDENTITY OF DIRECTORS AND SENIOR MANAGEMENT

     The table below shows the names and current principal occupations of the directors of Vivendi Universal.

NAME                            PRINCIPAL OCCUPATION OR EMPLOYMENT
----                            ----------------------------------
Jean-Marie Messier(1).........  Chairman and CEO of Vivendi Universal
Edgar Bronfman, Jr.(3)(6).....  Vice Chairman of Vivendi Universal
Eric Licoys(1)................  Co-COO of Vivendi Universal
Pierre Lescure(2).............  Chairman and CEO of CANAL+ and Co-COO of Vivendi Universal
Bernard Arnault(1)............  Chairman and CEO of LVMH
Jean-Louis Beffa(1)...........  Chairman and CEO of Compagnie de Saint-Gobain
Edgar M. Bronfman(3)(4).......  Former Chairman of the Board of Seagram
The Honourable Charles R.
  Bronfman, P.C.,
  C.C.(3)(5)..................  Former Co-Chairman of the Board of Seagram and Chairman of
                                the Executive Committee of Seagram
Richard H. Brown(3)...........  Chairman and CEO of Electronic Data Systems Corporation
Andre Desmarais(3)............  President and Co-CEO of Power Corporation of Canada and
                                Deputy Chairman of Power Financial Corporation
Jean-Marc Espalioux(1)........  Chairman of the executive board of Accor
Philippe Foriel-Destezet(1)...  Chairman of Adecco S.A.
Jacques Friedmann(1)..........  Chairman of the supervisory board of AXA
Esther Koplowitz(1)...........  Member of the board of directors of Fomento de
                                Construcciones y Contratas
Henri Lachmann(1).............  Chairman and CEO of Schneider Electric
Thomas Middelhoff(1)..........  Chairman of Bertelsmann
Simon Murray(1)...............  Chairman of Simon Murray and Co.
Serge Tchuruk(1)..............  Chairman and CEO of Alcatel
Rene Thomas(1)................  Honorary Chairman and director of Banque Nationale de Paris
Marc Vienot(1)................  Honorary Chairman and director of Societe Generale

---------------
(1) Formerly a Vivendi director.

(2) Formerly a CANAL+ director.

(3) Formerly a Seagram director.

(4) Father of Edgar Bronfman, Jr. and brother of Charles R. Bronfman.

(5) Brother of Edgar M. Bronfman and uncle of Edgar Bronfman, Jr.

(6) Son of Edgar M. Bronfman and nephew of Charles R. Bronfman. Other than those described in footnotes (4), (5) and (6), there are no familial relationships among the directors and executive officers of Vivendi Universal.

     The directors of Vivendi Universal are appointed for renewable terms of a maximum of four years, subject to provisions of Vivendi Universal's statuts relating to age limits.

EXECUTIVE OFFICERS

     The table below shows the names and responsibilities of the principal executive officers of Vivendi Universal.

NAME                            RESPONSIBILITY
----                            --------------
Jean-Marie Messier............  Chairman and Chief Executive Officer
Edgar Bronfman, Jr. ..........  Vice Chairman, Music, Internet and Spirits and Wine
                                Operations
Eric Licoys...................  Co-Chief Operating Officer
Pierre Lescure................  Co-Chief Operating Officer

     Edgar Bronfman, Jr. is party to an employment agreement that is described under "-- Employment Agreement with Edgar Bronfman, Jr."

BOARD COMMITTEES

     Vivendi Universal has established an audit committee and a remuneration committee. The audit committee will initially be comprised of Marc Vienot, Philippe Foriel-Destezet, Henri Lachmann and an additional director to be appointed later. Marc Vienot will initially serve as chairman. The audit committee will meet at least once each quarter prior to meetings of the board of directors at which annual, semi-annual and quarterly company and consolidated financial statements are to be considered, and at other times when an event of particular importance to Vivendi Universal occurs. The audit committee is responsible for reviewing the annual and semi-annual company and consolidated financial statements, Vivendi Universal's internal control procedures, Vivendi Universal's internal and external auditors and the accounting methods and principles that are or may be applicable to Vivendi Universal. The audit committee is authorized to meet with Vivendi Universal's internal and external auditors without any executive officers being present, and to meet with the executive officers responsible for preparing financial statements without any other executive officers being present.

     The compensation committee will initially be comprised of Edgar M. Bronfman, Bernard Arnault and a third director to be appointed later. Edgar M. Bronfman will initially serve as chairman. No director may be appointed to the compensation committee if he or she is employed by a company that has a compensation committee on which a director or executive officer of Vivendi Universal serves. The compensation committee will meet twice a year. The compensation committee is responsible for making proposals to the board of directors with regard to the remuneration of executive officers, the grant of stock options to executive officers and related issues. The compensation committee is also responsible for advising the chairman of Vivendi Universal with regard to stock option plans and for providing advice in connection with the selection of executive officers and directors.

BUSINESS ADDRESSES

     The business address of each Vivendi Universal director and each of Vivendi Universal's principal executive officers is 42, avenue de Friedland, 75380 Paris Cedex 08 France, except that the business address of Edgar M. Bronfman and Edgar Bronfman, Jr. is 375 Park Avenue, New York, New York 10152, and the business address of Charles R. Bronfman is c/o Samuel Minzberg, Claridge Inc., 1170 Peel Street, Montreal, Quebec Canada H3B 4P2.

COMPENSATION

     The aggregate amount of compensation that Vivendi and CANAL+ paid to the directors and executive officers of Vivendi Universal for services in all capacities during the 1999 fiscal year was approximately E5.59 million. The aggregate amount that Vivendi and CANAL+ set aside or accrued to provide pension, retirement or similar benefits for those persons was approximately E3.34 million during the 1999 fiscal year. None of these persons is party to a service contract with Vivendi Universal pursuant to which he or she will receive material employment termination benefits. Vivendi and CANAL+ awarded those persons options to purchase 2,270,481 Vivendi ordinary shares in 1999. Those options had an average exercise price of E66.87 and an average expiration date of July 5, 2007.

     In respect of Seagram's fiscal year ended June 30, 2000, Edgar M. Bronfman received total compensation, including salary, bonus and other compensation, of U.S.$2,439,744. In respect of the same period, Charles R. Bronfman received compensation, including salary, bonus and other compensation, of U.S.$1,713,129 and options for 69,200 Seagram common shares. These options have an exercise price of U.S.$61.4375, expire on February 14, 2010 and become exercisable in equal installments over a three-year period beginning on February 15, 2001. In respect of the same period, Edgar Bronfman, Jr. received compensation, including salary, bonus and other compensation, of U.S.$7,046,431 and options for 650,000 Seagram common shares. These options have an exercise price of U.S.$61.4375, expire on February 14, 2010 and become exercisable in equal installments over a five-year period that began on January 1, 2000. The other two former Seagram directors on Vivendi Universal's board, Richard H. Brown and Andre Desmarais, received compensation from Seagram in respect of acting as directors during Seagram's fiscal year ended June 30, 2000. Non-employee directors of Seagram received a retainer of U.S. $42,500 per year plus a fee of

U.S. $1,500 for each board and committee meeting attended and were reimbursed for travel expenses incurred in connection with meetings attended. Under The Seagram Company Ltd. Stock Plan for Non-Employee Directors, each non-employee director received at least 50% of his or her retainer in Seagram common shares or share equivalents and could elect to receive his or her entire retainer in that form. Non-employee directors could also receive their fees for attending board and committee meetings in Seagram common shares or share equivalents. Seagram did not set aside or accrue any material amounts to provide pension, retirement or similar benefits for Edgar M. Bronfman, Charles R. Bronfman, Edgar Bronfman, Jr., Richard H. Brown or Andre Desmarais during Seagram's fiscal year ended June 30, 2000.

SHARE OWNERSHIP

     The total amount of Vivendi Universal's voting securities owned by those of its directors and executive officers that were previously directors or executive officers of Vivendi or CANAL+, as a group, is less than 1%.

     The following table shows the number of Vivendi Universal ADSs beneficially owned by each of the Seagram designees to the Vivendi Universal board of directors, as of December 8, 2000:

                                                                  NUMBER OF          PERCENTAGE OF
                      BENEFICIAL OWNER                        VOTING SECURITIES    VOTING SECURITIES
                      ----------------                        -----------------    -----------------
Edgar M. Bronfman...........................................     48,886,451(1)            4.7%
Charles R. Bronfman.........................................      4,378,094(2)              *
Edgar Bronfman, Jr. ........................................     51,935,072(3)            5.0%
Richard H. Brown............................................            800                 *
Andre Desmarais.............................................          4,000                 *

---------------
(*) Less than 1%.

(1) Includes 46,894,470 ADSs owned indirectly by The Edgar Miles Bronfman Trust, a trust established for the benefit of Edgar M. Bronfman and his descendants
    (EMBT), and 1,189,212 ADSs owned directly by the PBBT/Edgar Miles Bronfman Family Trust, a trust established for the benefit of Edgar M. Bronfman and his descendants (PBBT/EMBFT), trusts for which Mr. Bronfman serves as a trustee, 92,672 ADSs owned directly by Mr. Bronfman, 517,813 ADSs issuable upon the exercise of options which are currently exercisable or become exercisable within 60 days, and 192,284 ADSs owned by two charitable foundations of which Mr. Bronfman is among the trustees or directors. Mr. Bronfman disclaims beneficial ownership of the foregoing ADSs, except to the extent of his beneficial interest in the EMBT and the PBBT/EMBFT and with respect to ADSs owned directly by him.

(2) Includes 1,040,000 ADSs owned directly by CRB Associates, Limited Partnership, an entity for which Mr. Bronfman serves as a manager of a general partner, 800 ADSs owned directly by Mr. Bronfman, 477,679 ADSs issuable upon exercise of options which are currently exercisable or become exercisable within 60 days, and 2,859,615 ADSs owned by four charitable foundations of which Mr. Bronfman is among the directors or trustees. Mr. Bronfman disclaims beneficial ownership of the foregoing ADSs, with respect to ADSs owned directly by him.

(3) Includes 46,894,470 ADSs owned indirectly by the EMBT and 1,189,212 ADSs owned directly by the PBBT/EMBFT, trusts for which Mr. Bronfman serves as a trustee, 192 ADSs owned directly by Mr. Bronfman, 3,658,666 ADSs issuable upon exercise of options which are currently exercisable or become exercisable within 60 days, 192,000 ADSs owned by a charitable foundation of which Mr. Bronfman is among the trustees and 532 ADSs in which Mr. Bronfman has an indirect interest through an investment in the Retirement Savings and Investment Plan for Employees of Joseph E. Seagram & Sons, Inc. and Affiliates (based on the value of such investment as of December 4, 2000). Mr. Bronfman disclaims beneficial ownership of the foregoing ADSs, except to the extent of his beneficial interest in the EMBT and the PBBT/EMBFT and with respect to ADSs owned directly by him.

THE GOVERNANCE AGREEMENT

     Vivendi Universal is party to a governance agreement with certain former Seagram shareholders that are members or affiliates of the Bronfman family (the "Bronfman shareholders"). In addition to the provisions described below, the governance agreement restricts the transfer of Vivendi Universal shares held by the Bronfman shareholders and contains other provisions relating to the ownership, holding, transfer and registration of Vivendi Universal shares.

     DESIGNEES TO VIVENDI UNIVERSAL'S BOARD OF DIRECTORS

     Under the governance agreement, Vivendi Universal has elected to, and is required to use best efforts to cause the continuation for a four-year term on, its board of directors of five former members of Seagram's board of directors. Three of the five designees are parties to the governance agreement (Edgar M. Bronfman, Charles R. Bronfman and Edgar Bronfman, Jr.), and the remaining two designees (Richard H. Brown and Andre Desmarais) are unaffiliated with the Bronfman family (the "non-Bronfman designees"). Vivendi Universal's board of directors consists of 20 members. The number of directors will be reduced to 18 by January 1, 2003, subject to French law as it relates to employee shareholder representatives on the board.

     Following the expiration of the initial four-year period, and for so long as the Bronfman shareholders continue beneficially to own the applicable percentage of the number of Vivendi Universal voting securities (as described below) owned by them immediately following the effective time of the arrangement, Vivendi Universal will use its best efforts to cause the election of the number of individuals designated by the Bronfman shareholders indicated below:

PERCENTAGE OF                                                     NUMBER OF
INITIAL INVESTMENT                                            BRONFMAN DESIGNEES
------------------                                            ------------------
more than 75%...............................................          3
more than 50% but less than or equal to 75%.................          2
more than 25% but less than or equal to 50%.................          1

     After the initial four-year term, the renomination of the non-Bronfman designees will be at the discretion of Vivendi Universal.

     "Vivendi Universal voting securities" are securities that generally entitle the holder to vote for members of Vivendi Universal's board of directors, or securities issued in substitution for such securities, including Vivendi Universal ordinary shares, Vivendi Universal ADSs and exchangeable shares.

DESIGNEES TO THE COMMITTEES OF VIVENDI UNIVERSAL'S BOARD OF DIRECTORS

     For so long as either (1) the Bronfman shareholders have the right to designate at least two members of Vivendi Universal's board of directors or (2) the Bronfman shareholders are collectively the largest holders of Vivendi Universal voting securities other than Vivendi Universal and its affiliates, Vivendi Universal must:

     - appoint and maintain a designee of the Bronfman shareholders as the chairman of the compensation committee of its board of directors;

     - cause the chairman of the compensation committee to be appointed and maintained as a member of the nominating committee of its board of directors;

     - cause the nominating committee to be responsible for proposing the nomination of all directors, other than the Bronfman designees;

     - cause a designee of the Bronfman shareholders to be appointed and maintained as a member of the audit committee of its board of directors; and

     - cause a designee of the Bronfman shareholders to be appointed and maintained as a member of any subsequently formed executive or similar committee if the failure of the Bronfman shareholders to participate would be inconsistent with the purposes of the board and committee participation rights described above.

EMPLOYMENT AGREEMENT WITH EDGAR BRONFMAN, JR.

     Seagram and JES are parties to an employment agreement with Edgar Bronfman, Jr. that is guaranteed by Vivendi Universal. The employment agreement has a four-year term that began at the effective time of the arrangement and will automatically be extended for additional one-year periods unless Seagram or Mr. Bronfman provides 120 days' written notice of termination prior to the next extension date. The agreement provides that Mr. Bronfman will be the sole vice chairman of Vivendi Universal and Seagram, and will report to Vivendi Universal's chairman, who will be the only executive senior to Mr. Bronfman. Mr. Bronfman's duties under the employment agreement will include primary responsibility for music and spirits and wine. In addition, the operating head(s) of Vizzavi, Vivendi Net and other Internet investments and activities will report directly to Mr. Bronfman.

     Under the employment agreement, Mr. Bronfman continues to receive an annual base salary of U.S.$1,000,000 and have an annual target bonus equal to 300% of his base salary payable upon achievement of annual performance targets. However, Mr. Bronfman will receive a minimum annual bonus of U.S.$2,000,000 for the first two years of the agreement. Mr. Bronfman will also participate in all Vivendi Universal and Seagram employee benefit plans at the levels afforded to other senior executives of Vivendi Universal, but not less than the levels afforded to Mr. Bronfman by Seagram immediately prior to the execution of the arrangement, and will receive additional perquisites. At the beginning of the term of the agreement, Vivendi Universal granted Mr. Bronfman options to purchase 500,000 Vivendi Universal ADSs which will vest and become exercisable (i) with respect to 333,333 Vivendi Universal ADSs on the first anniversary of the date of grant and (ii) with respect to the remainder of the Vivendi Universal ADSs, on the second anniversary of the date of grant. The chairman of Vivendi Universal will recommend that the compensation committee grant Mr. Bronfman options to purchase an additional 500,000 Vivendi Universal ADSs at the compensation committee's first meeting on or after the effective time of the arrangement, which will vest and become exercisable in full on the sixth anniversary of the date of the grant, unless they become exercisable earlier pursuant to the achievement of performance goals set by Vivendi Universal. The exercise price for the options will be the fair market value of the Vivendi Universal ADSs on the date of grant. Mr. Bronfman will also be entitled to future option grants at the discretion of the compensation committee consistent with those awarded to Vivendi Universal's other senior executives.

     If Mr. Bronfman's employment is terminated by Vivendi Universal or Seagram (including by a failure to extend the employment agreement) other than for "cause" or by Mr. Bronfman for "good reason" (including any voluntary termination by Mr. Bronfman during the thirteenth month following the effective time of the arrangement), in each case as defined in the employment agreement, Mr. Bronfman will be entitled, in addition to accrued compensation, to severance payments equal to (1) three times the sum of his annual base salary and target bonus, plus (2) a pro rata portion of his target bonus for the year of termination. In addition, Mr. Bronfman's employment agreement provides the following additional severance payments and benefits:

     - all unvested stock options outstanding on the date or termination will become fully vested and exercisable, except that the unvested options (described above) granted at the recommendation of the chairman of Vivendi Universal at the compensation committee's first meeting on or after the effective time of the arrangement, and all options will remain exercisable for the period applicable to vested options under the applicable option agreement; provided that any termination of employment (other than for cause or by reason of death or disability) will be treated as a retirement for purposes of options and other stock-based plans and agreements of Seagram in which Executive participated as of the commencement of the term of the employment agreement, or any successor plans, programs or arrangements; provided, further, if Mr. Bronfman terminates his employment for good reason based solely on his right to resign during the thirteenth month following the effective time of the arrangement, the options (described above) granted at the beginning of the term of the employment agreement shall be only two-thirds vested and exercisable and the vesting of the other options granted under the employment agreement will not accelerate;

     - the continuation of all medical, life insurance and disability benefits for a period of three years following the termination date, except that those benefits will become secondary to any benefits granted by a new employer;

     - his age and years of service for retirement plan eligibility and certain other purposes will be increased by three years;

     -  all unfunded pension benefits will become fully vested;

     - reimbursement of reasonable expenses incurred for outplacement services during the three-year period following his termination date.

     In the event Mr. Bronfman becomes subject to any excise tax, the agreement entitles him to payment in an amount sufficient to ensure a net after-tax benefit to him that is the same as if no excise tax had been charged.

     Seagram will also indemnify Mr. Bronfman to the fullest extent permitted by applicable law and has provided him with customary directors' and officers' liability insurance. Amounts payable to Mr. Bronfman will be increased in the event he becomes subject to any French tax.

               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     To Vivendi Universal's knowledge, other than as discussed below no individual shareholder owns beneficially, or exercises control or direction over, more than 5% of the outstanding Vivendi Universal ordinary shares. There are 83,850,337 Vivendi Universal ADSs and exchangeable shares held by the Bronfman shareholders and subject to the governance agreement, including 2,624,000 ADSs held by a charitable entity. In addition, the Bronfman shareholders hold options which are currently exercisable, or become exercisable within 60 days, to purchase 7,809,358 Vivendi Universal ADSs, and the Bronfman shareholders may also be deemed to beneficially own an additional 235,807 Vivendi Universal ADSs held by charitable entities. The foregoing shares, collectively, represent approximately 8.6% of the voting securities. The information for the Bronfman shareholders is based on their holdings as of December 8. The governance agreement is described under "Management of Vivendi Universal -- The Governance Agreement."

RELATED PARTY TRANSACTIONS

     ESTHER KOPLOWITZ AND FCC

     In October 1998, Vivendi acquired from Ms. Esther Koplowitz, a member of Vivendi Universal's board of directors, a 49% interest in the holding company that owns 56.5% of FCC. The parties made the economic effect of the transaction retroactive to July 1, 1998. Ms. Koplowitz owns the remaining 51% of the holding company.

     The same month, Vivendi and Ms. Koplowitz signed a shareholder's agreement providing for shared control of the economic activity of the holding company, FCC and FCC's subsidiaries (the "FCC group"). Specifically, the agreement provides that Vivendi and Ms. Koplowitz are to be equally represented in the main executive bodies of the FCC group, i.e., the board of directors and executive committees of FCC and its subsidiaries.

     At the same time, Vivendi entered into an option agreement under which Ms. Koplowitz has an option to sell Vivendi, at any time between April 18, 2000 and October 6, 2008, her 51% interest in the holding company at a price based on the average market value of FCC's shares during the three months preceding the exercise of the option, up to seven times FCC's EBITDA or 29.5 times FCC's earnings per share for the previous year, whichever is lower.

     CLARIDGE INC.

     During Seagram's fiscal year ended June 30, 2000, Claridge Inc. reimbursed a subsidiary of Seagram for the use of aircraft owned by such subsidiary in the amount of U.S.$199,777. The payment represented Claridge's pro rata share of the applicable operating expenses of the aircraft. During its 2000 fiscal year, Seagram paid or accrued rent and reimbursed expenses to Claridge in the amount of Cdn.$99,320 (and Cdn.$84,000) during Seagram's subsequent fiscal year to October 23, 2000) for the use by Seagram of office and parking space and secretarial services. The Charles Rosner Bronfman Family Trust (CRBFT), a trust established for the benefit of Charles R. Bronfman and his descendants, owns all the shares of Claridge. Charles R. Bronfman is among the directors and officers of Claridge.

     THE ANDREA & CHARLES BRONFMAN PHILANTHROPIES, INC.

     During Seagram's 2000 fiscal year, The Andrea & Charles Bronfman Philanthropies, Inc., a charitable organization, paid or accrued rent and reimbursed Seagram in the amount of U.S.$67,368 (and approximately U.S.$21,000 during the subsequent fiscal year to October 23, 2000) for use by such organization of office space in Seagram's offices in New York. Andrea Bronfman and Charles R. Bronfman are directors of The Andrea & Charles Bronfman Philanthropies, Inc.

FRANK ALCOCK

     Since the beginning of Seagram's last fiscal year, Frank Alcock, the father-in-law of Edgar Bronfman, Jr., has provided consulting services to affiliates of Seagram for U.S.$6,250 per month.

     LOEWS CINEPLEX ENTERTAINMENT CORPORATION

     Universal, a subsidiary of Vivendi Universal, owns approximately 26% of the common stock of Loews Cineplex Entertainment Corporation, based on the information as of May 15, 2000 set forth in the proxy statement of Loews Cineplex dated May 25, 2000 and based on shares outstanding as of August 31, 2000, as set forth in the quarterly report on Form 10-Q of Loews Cineplex for the quarter ended August 31, 2000. In the normal course of its business, Universal receives certain film licensing fees from Loews Cineplex and pays Loews Cineplex distribution fees. Entities and persons related to Charles R. Bronfman hold approximately 7% of the common stock of Loews Cineplex, based on shares outstanding as of August 31, 2000, as set forth in the quarterly report on Form 10-Q of Loews Cineplex for the quarter ended August 31, 2000.

     USA NETWORKS, INC.

     Universal holds an effective 43% interest in USA Networks, Inc. ("USA Networks"), based on shares outstanding as of July 31, 2000, as set forth in the quarterly report on Form 10-Q of USA Networks for the quarter ended June 30, 2000, through its ownership of common stock and class B common stock of USA Networks and shares of USANi LLC, a subsidiary of USA Networks, which Universal can exchange for common stock and class B common stock of USA Networks. Universal is party to a governance agreement among USA Networks, Universal, Liberty Media and Barry Diller. The governance agreement:

     - limits Universal from acquiring additional equity securities of USA Networks;

     - restricts Universal from transferring USA Networks securities;

     - provides for representation by Universal and Liberty Media on USA Networks' board of directors; and

     - lists fundamental actions that require the consent of Universal, Liberty Media and Mr. Diller before USA Networks can take those actions.

     In addition, Universal has entered into a stockholders agreement among Universal, Liberty Media, Mr. Diller, USA Networks and Seagram. The stockholders agreement:

     - governs the acquisition of additional USA Networks securities by Liberty Media;

     - restricts the transfer of shares; and

     - generally grants Mr. Diller voting control over all of the USA Networks capital stock owned by Universal and Liberty Media except with respect to the fundamental actions discussed above.

     Universal is also party to a spinoff agreement among Universal, Liberty Media and USA Networks providing for interim management arrangements in the event that Mr. Diller ceases to be Chief Executive Officer of USA Networks or becomes disabled. In addition, Universal has entered into agreements with USA Networks providing for various ongoing business arrangements, including:

     - an international distribution agreement granting Universal the right to distribute internationally, programs produced by USA Networks for a fee;

     - a domestic distribution agreement granting USA Networks the right to distribute specific Universal programming, including Universal's library of television programs, for a fee; and

     - a transition services agreement and agreements relating to merchandising, music administration and music publishing, home video distribution, the use by USA Networks of Universal's studio facilities and certain other matters.

     The parties negotiated these ongoing arrangements, which contain normal business terms and conditions, on an arms' length basis. Under the agreement governing Universal's investment in USA Networks, at various times since March 1998 Universal and Liberty Media have exercised their preemptive rights to purchase additional shares of USANi LLC shares following issuances of common stock by USA Networks. Universal and Liberty Media may continue to exercise these preemptive rights from time to time in the future. Mr. Diller is the Chairman of the Board and Chief Executive Officer of USA Networks and, based on the information as of January 31, 2000 set forth in the proxy statement of USA Networks dated March 6, 2000, owns or has the right to vote, pursuant to the stockholders agreement, approximately 14% of the outstanding USA Networks common stock and 100% of the outstanding USA Networks class B common stock and has approximately 75% of the outstanding total voting power of USA Networks common stock and USA Networks class B common stock.

     On May 28, 1999, USA Networks acquired from Universal Studios Holding I Corp. all of the capital stock of PolyGram Filmed Entertainment, Inc. ("PFE"), including the domestic motion picture and home video distribution organization conducted as PolyGram Films, PolyGram Video, PolyGram Filmed Entertainment Canada, Gramercy Pictures, Interscope Communications and Propaganda Films. Universal acquired PFE in December 1998 as part of Seagram's approximately U.S.$10.6 billion acquisition of PolyGram. At the time of the sale of PFE to USA Networks, USA Networks agreed to pay or assume certain liabilities relating to the acquired businesses, and Universal and USA Networks entered into agreements providing for various ongoing business arrangements between Universal and USA Networks, including, among others:

     - a domestic theatrical distribution agreement, pursuant to which USA Networks made a U.S.$200 million interest bearing loan to Universal's parent which is due in approximately eight years unless repaid earlier from receipts arising from distribution of specified motion pictures which USA Networks has the exclusive right to distribute theatrically, on television and on video in the United States and Canada for a fee;

     - an ancillary services agreement, pursuant to which the parties will provide certain customary transitional services to each other during the six months following the closing;

     - a videogram fulfillment agreement, pursuant to which Universal or one of its affiliates will provide certain "pick, pack and ship" and related fulfillment services in the United States and Canada with respect to videos containing motion pictures of USA Networks; and

     - a music administration agreement, pursuant to which, subject to certain specified exceptions, USA Networks appointed Universal-MCA Music Publishing to be the exclusive administrator for 15 years of USA Networks' interest in certain music publishing rights to music compositions owned or controlled by USA Networks which are written for or used in motion pictures and videos following the closing.

     These arrangements were negotiated by the parties on an arms' length basis and contain customary business terms and conditions. In the ordinary course of business, and otherwise from time to time, Seagram and Vivendi Universal may determine to enter into other agreements with USAi and its subsidiaries.

             PRO FORMA HISTORICAL AND INTERIM FINANCIAL INFORMATION

                   UNAUDITED PRO FORMA CONSOLIDATED CONDENSED
                              FINANCIAL STATEMENTS

INTRODUCTION

     The following unaudited pro forma consolidated condensed financial statements have been prepared to present the effects of the disposals made in the 2000 fiscal year as well as the business combination of Vivendi Universal and Seagram. The acquisition of Vivendi by Vivendi Universal is considered to be a reverse acquisition by Vivendi of Vivendi Universal for accounting purposes. Because Vivendi Universal was Vivendi's wholly-owned holding company subsidiary prior to the completion of the merger transactions, that transaction has no impact on the historical Vivendi consolidated financial statements or on the unaudited pro forma financial statements.

     The unaudited pro forma financial statements have been derived from, and should be read in conjunction with, the historical and interim consolidated financial statements, including the notes thereto, of both Vivendi and Seagram included elsewhere in the prospectus.

     The unaudited pro forma financial statements are presented for informational purposes only and are not necessarily indicative of the financial position or results of operations of Vivendi Universal or Vivendi that would have occurred had the transactions been consummated as of the dates indicated. In addition, the unaudited pro forma financial statements are not necessarily indicative of the future financial condition or operation results of Vivendi Universal.

TERMS OF THE MERGER TRANSACTIONS

     In Vivendi Universal's combination with Seagram, holders of Seagram common shares received a number of Vivendi Universal ADSs, each representing one share of Vivendi Universal, or in the case of electing Canadian resident holders of Seagram common shares, exchangeable shares, in each case determined with reference to an exchange ratio set forth in the plan of arrangement (in the case of exchangeable shares, subject to adjustment in limited circumstances). The exchange ratio was .80.

     In connection with the business combination of Vivendi Universal and Seagram, Vivendi entered into a series of transactions involving CANAL+, an entity approximately 49% owned by Vivendi before the merger transactions and included in its consolidated financial statements. Vivendi Universal acquired all the businesses of CANAL+ other than the French premium pay television channel business. CANAL+ shareholders received two Vivendi Universal ordinary shares for each CANAL+ ordinary share they held and retained their existing shares in CANAL+, which retained the French premium pay television channel business. Vivendi remains a 49% shareholder in CANAL+. Accordingly, the pro forma adjustments include the effects of this acquisition. In addition, the pro forma adjustments recognize the amortization of goodwill over 40 years, as well as the revenues and expenses of CANAL+ for the full year ended December 31, 1999 and the six-month period ended June 30, 2000. Vivendi has not yet determined the fair values of the assets acquired and liabilities assumed from CANAL+ or the amortization periods for intangible assets. As a result, the final allocation of the excess of the purchase price over the book value of the net assets acquired could differ from that used in the preparation of the unaudited historical and interim pro forma financial statements, and that difference could be material. The final allocation is expected to be completed within one year of the completion of the merger transactions.

     Vivendi Universal intends to account for the combination with Seagram using the purchase method of accounting for business combinations. Vivendi has not yet determined the fair values of the assets acquired and liabilities assumed from Seagram or the amortization periods for intangible assets. As a result, the final allocation of the excess of the purchase price over the book value of the net assets acquired could differ from that used in the preparation of the unaudited pro forma financial statements, and that difference could be

                   UNAUDITED PRO FORMA CONSOLIDATED CONDENSED
                      FINANCIAL STATEMENTS -- (CONTINUED)

material. The final allocation is expected to be completed within one year of the completion of the transactions. Therefore, pro forma adjustments for the Seagram transactions primarily include the application of purchase accounting, i.e., the allocation of the purchase price of Seagram to the Spirits and Wine segment to be sold as described below, the recording of the excess of the purchase price over the book value of net assets acquired as goodwill, and the related amortization of this goodwill in the unaudited pro forma statement of income.

     Seagram has acquired a substantial part of its music business in 1998 and its film business in 1995 in business combinations accounted for as purchases. Therefore, no adjustments have been made to the historical Seagram intangible assets in the unaudited pro forma financial statements. For pro forma purposes, Vivendi has allocated the entire excess purchase price to goodwill, which is amortized over 40 years.

     The final purchase price allocation may result in different amortization periods and methods for intangible assets than that presented in these unaudited pro forma financial statements. A change in amortization periods would affect the amount of annual amortization expense.

     No potential incremental costs or benefits that may result from the transactions, or costs incurred to effect such transactions, have been reflected in the accompanying unaudited pro forma consolidated condensed statement of income. Furthermore, management has not made any adjustments to income tax provisions to reflect changes that may arise as a result of Seagram and CANAL+ becoming consolidated tax entities of Vivendi Universal.

PLANS TO DISPOSE OF SEAGRAM'S SPIRITS AND WINE SEGMENT

     On December 19, 2000, Vivendi Universal entered into an agreement with Diageo and Pernad Ricard to sell its Spirits and Wine segment for an amount expected to result in approximate after-tax proceeds of U.S.$7.6 billion. Accordingly, the unaudited pro forma financial information excludes this segment and accounts for it as a discontinued operation in accordance with EITF 87-11. For the purpose of the unaudited pro forma financial statements, the purchase price of Seagram has been partially allocated to the assets to be sold for the above after-tax amount.

     As a preliminary step toward the sale of the Spirits and Wine segment, Seagram and JES intend to tender for all of the outstanding public debt securities of Seagram and JES that would otherwise mature between April 2001 and December 2038. The debt securities, including Adjustable Conversion-rate Equity Security Units (ACES) issued by JES and Seagram, have an aggregate principal amount of approximately U.S.$7.175 billion. Seagram and JES commenced tender offers on October 31, 2000 for all of the debt securities, except for the tender offers JES's Senior Quarterly Income Debt Securities (QUIDS(SM)) and the ACES. JES commenced a tender offer for the QUIDS on November 30, 2000.

     Vivendi Universal has arranged certain bridge financing facilities with various financial institutions to provide funding to Seagram and JES for the tender offers and consent solicitations. Vivendi Universal intends to repay amounts drawn under these bridge financing facilities from the proceeds of the sale of the Spirits and Wine segment. The consequences of consummation of the tender offer and consent solicitations have not been reflected in the accompanying pro forma consolidated condensed financial statements.

PLAN TO DISPOSE OF VIVENDI'S INTEREST IN BSkyB

     In connection with the European Commission's approval of the merger transactions pursuant to the relevant European merger regulations, Vivendi committed to divest of almost all of its stake in BSkyB, the leading pay-television broadcasting service in the United Kingdom and Ireland, within a period of two years from the completion of the merger transactions. Accordingly, the unaudited pro forma financial information

                   UNAUDITED PRO FORMA CONSOLIDATED CONDENSED
                      FINANCIAL STATEMENTS -- (CONTINUED)

excludes this investment. In the absence of any detailed plan of disposition, this pro forma information does not reflect the receipt or application of any amounts to be received in connection with this disposition. Based on the average market price of BSkyB shares over the past three months, Vivendi Universal estimates that the total proceeds of a sale of its interest in BSkyB would have been approximately E6.1 billion net of tax of approximately E2.7 billion.

     The actual selling price will be determined at the time of the sale and may vary significantly from this estimate.

                        UNAUDITED PRO FORMA CONSOLIDATED
                 CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)

PRO FORMA UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEET

                                                                 JUNE 30, 2000
                                 ------------------------------------------------------------------------------
                                                         PRO         DISPOSITION       DIVESTITURE       PRO
                                                        FORMA             OF               OF           FORMA
                                 VIVENDI   SEAGRAM   ADJUSTMENTS     BUSINESS(e)      INVESTMENT(g)   COMBINED
                                 -------   -------   -----------    --------------    -------------   ---------
                                                                  (E MILLION)
ASSETS
Accounts receivable............  17,401     2,110        1,141(d)           0                (2)        20,650
Other current assets...........   8,534     2,947        1,650(d)           0                           13,131
                                 ------    ------      -------           ----            ------        -------
          Total current
            assets.............  25,935     5,057        2,791              0                (2)        33,781
Investments....................   6,775     5,863       (1,435)(d)       (121)              284         11,366
Goodwill, net..................  17,364    11,816       29,248(a)           0            (3,262)        55,166
Other intangible assets, net...   4,931     3,970        2,072(d)           0                           10,973
Property, plant and equipment,
  net..........................  15,788     2,545          934(d)           0                           19,267
Other assets...................       0       638            0              0                              638
Net assets of discontinued
  operations...................       0     3,397        4,555(f)           0                            7,952
                                 ------    ------      -------           ----            ------        -------
          Total assets.........  70,793    33,286       38,166           (121)           (2,980)       139,144
                                 ======    ======      =======           ====            ======        =======
LIABILITIES AND SHAREHOLDERS'
  EQUITY
Accounts payable...............  15,935     6,039        1,590(d)           0              (520)        23,044
Other current liabilities......  12,522     2,890        2,176(d)           0                           17,588
                                 ------    ------      -------           ----            ------        -------
          Total current
            liabilities........  28,457     8,929        3,766              0              (520)        40,632
Long-term debt.................  17,902     7,721        1,752(d)           0                           27,375
Other long-term liabilities....   5,478     1,870          287(d)           0                            7,635
                                 ------    ------      -------           ----            ------        -------
          Total liabilities....  51,837    18,520        5,805              0              (520)        75,642
Minority interests.............   2,183     1,969          214(d)           0                            4,366
                                 ------    ------      -------           ----            ------        -------
Total shareholders' equity.....  16,773    12,797       44,944(b)        (121)           (2,460)        59,136
                                                       (12,797)(c)
                                 ------    ------      -------           ----            ------        -------
          Total liabilities and
            shareholders'
            equity.............  70,793    33,286       38,166           (121)           (2,980)       139,144
                                 ======    ======      =======           ====            ======        =======

---------------
(a) Represents the excess of the purchase price for Seagram net of selling price of assets to be sold over the net book value of net assets acquired for E15,198 million plus the excess of the purchase price over net book value of the CANAL+ minority interests acquired for E11,275 million plus the net effect of the consolidation of CANAL+ for E2,775 million.

(b) Represents additional paid-in capital of Vivendi common stock issued in the transactions.

(c) Represents elimination of paid-in capital, retained earnings and accumulated other comprehensive income of Seagram.

(d) Represents the effect of consolidating CANAL+'s gross assets and liabilities under US GAAP as the prior investment was carried under the equity method.

(e) Represents the divestiture of the remaining investment in Vinci. The gain realized during the first semester of 2000 on the sale of the 32.3% stake in Vinci is included in Vivendi's shareholders' equity.

(f) Represents the portion of Seagram's goodwill allocated to Spirits and Wine segment (selling price E7,952 million, net of taxes, to be compared to historical book value of assets of E3,397 million).

(g) Represents the divestiture of the investment in BSkyB and of the holding company BSBH whose sole asset is its stake in BSkyB and which was 100% owned and consolidated by Vivendi before the merger transactions and is 100% owned and consolidated by Vivendi Universal after the merger transactions.

                        UNAUDITED PRO FORMA CONSOLIDATED
                 CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)

PRO FORMA UNAUDITED CONSOLIDATED CONDENSED INCOME STATEMENT

                                                       FOR THE SIX MONTHS ENDED JUNE 30, 2000
                                  ---------------------------------------------------------------------------------
                                                            PRO          DISPOSITION      DIVESTITURE        PRO
                                                           FORMA              OF               OF           FORMA
                                  VIVENDI   SEAGRAM   ADJUSTMENTS (i)    BUSINESS (j)    INVESTMENT (k)   COMBINED
                                  -------   -------   ---------------   --------------   --------------   ---------
                                                      (IN MILLIONS OF E, EXCEPT PER SHARE DATA)
Net revenues(*).................   15,715    5,080          1,854               0                           22,649
Cost of revenues(*).............  (11,157)  (3,033)        (1,409)              0                          (15,600)
Selling, general and
  administrative................   (3,554)  (1,956)          (457)              0                           (5,967)
                                  -------   ------        -------            ----             ---          -------
  Operating margin..............    1,003       91            (12)              0               0            1,082
Amortization of goodwill........     (263)    (182)          (373)(h)           0              45             (773)
Other operating expenses, net...     (280)       0            (70)              0                             (350)
                                  -------   ------        -------            ----             ---          -------
  Operating income (loss).......      459      (92)          (455)              0              45              (43)
Interest expense, net...........     (342)    (352)           (31)              0                             (725)
Other income, net...............    1,129        0            181            (279)                           1,031
                                  -------   ------        -------            ----             ---          -------
  Income before taxes, minority
     interest and equity
     interest...................    1,246     (443)          (305)           (279)             45              264
Income tax expense (benefit)....     (420)    (134)           (70)             39                             (585)
                                  -------   ------        -------            ----             ---          -------
  Income before minority
     interest and equity
     interest...................      827     (578)          (375)           (240)             45             (327)
Equity interest earnings
  (losses)......................     (126)      23             (2)            (13)            107              (11)
Minority interest...............     (167)       3              0               0                             (164)
                                  -------   ------        -------            ----             ---          -------
  Income (loss) from continuing
     operations.................      533     (552)          (377)           (253)            152             (497)
                                  =======   ======        =======            ====             ===          =======
Operations per share
Basic...........................     0.94                                                                    (0.47)
Diluted.........................     0.91                                                                    (0.47)
Average common shares (in
  millions)
Basic...........................    566.1                                                                  1,051,6
Diluted.........................    684.9                                                                  1,070.4

---------------
(*) Includes excise taxes collected on behalf of local authorities for E922 million for Vivendi.

(h) Represents the semester amortization of goodwill over 40 years totaling E190 million related to goodwill arising from the acquisition of Seagram and E141 million related to goodwill arising from the acquisition of CANAL+. The additional E42 million is the amortization of goodwill previously recorded in the CANAL+ financial statements.

(i) Represents the consolidation of the operating results of CANAL+ for the semester ended June 30, 2000 not previously included in the Vivendi income statement in accordance with U.S. GAAP, cumulated with the amortization of goodwill generated by the transaction as described in footnote (h) above.

(j) Represents the divestiture of the remaining stake in Vinci together with the reversal of the gain realised on the sale of 32.3% of Vinci shares during the first semester 2000. This gain amounts to E279 million and the related income tax amounts to E39 million.

(k) Represents the divestiture of the investment in BSkyB and of the holding company BSBH whose sole asset is its stake in BSkyB and which was 100% owned and consolidated by Vivendi before the merger transactions and is 100% owned and consolidated by Vivendi Universal after the merger transactions.

         The accompanying notes are an integral part of these pro forma financial statements.

                        UNAUDITED PRO FORMA CONSOLIDATED
                 CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)

PRO FORMA UNAUDITED CONSOLIDATED CONDENSED INCOME STATEMENT

                                                        FOR THE YEAR ENDED DECEMBER 31, 1999
                                  --------------------------------------------------------------------------------
                                                                        DISPOSITION      DIVESTITURE        PRO
                                                        PRO FORMA            OF               OF           FORMA
                                  VIVENDI   SEAGRAM   ADJUSTMENTS(m)    BUSINESS(n)     INVESTMENT(o)    COMBINED
                                  -------   -------   --------------   --------------   --------------   ---------
                                                                    (E MILLION)
Net revenues(*).................  36,543     9,637        3,286            8,885                           40,581
Cost of revenues(*).............  26,719     5,814        2,472            7,789                           27,216
Selling, general and
  administrative................   8,293     3,713          790              994                           11,802
                                  ------     -----        -----            -----             ---          -------
  Operating margin..............   1,531       110           24              102               0            1,563
Amortization of goodwill........     766       307          733(l)            46              30            1,730
Other operating expenses........   1,442       (55)         120                0                            1,507
                                  ------     -----        -----            -----             ---          -------
  Operating income (loss).......    (677)     (142)        (829)              56             (30)          (1,674)
Interest expense, net...........     371       622           45              (84)                           1,122
Other income, net...............     533       212          100                7                              838
                                  ------     -----        -----            -----             ---          -------
Income (loss) before taxes,
  minority interest and equity
  interest......................    (515)     (552)        (774)             147             (30)          (1,958)
Income tax expense (benefit)....    (716)     (260)         106             (105)                            (765)
                                  ------     -----        -----            -----             ---          -------
Income (loss) before minority
  interest and equity
  interest......................     201      (292)        (880)             252             (30)          (1,193)
Equity interest earnings
  (losses)......................      21       127           23              (42)            (58)             271
Minority interest...............     (24)       10          (17)              70                             (101)
                                  ------     -----        -----            -----             ---          -------
Income (loss) from continuing
  operations....................     246      (175)        (840)             140             (88)            (821)
Income (loss) from continuing
  operations per share:
  Basic.........................    0.48                                                                    (0.83)
  Diluted.......................    0.47                                                                    (0.83)
Average common shares (in
  millions):
  Basic.........................   511.3                                                                    991.1
  Diluted.......................   525.2                                                                  1,005.0

---------------
(*) Includes excise taxes collected on behalf of local authorities for E2,112 million for Vivendi.

(l) Represents the annual amortization of goodwill over 40 years, totalling E380 million related to goodwill arising from the acquisition of Seagram and E282 million related to goodwill arising from the acquisition of CANAL+. The additional E71 million is the amortization of goodwill previously recorded in the CANAL+ financial statements.

(m) Represents the consolidation of the operating results of CANAL+ for the year ended December 31, 1999 not previously included in the Vivendi income statement in accordance with U.S. GAAP cumulated with the amortization of goodwill generated by the transactions as described in footnote (l) above.

(n) Represents the deconsolidation of the operating results of Vinci, partially disposed in the year 2000.

(o) Represents the divestiture of the investment in BSkyB and of the holding company BSBH whose sole asset is its stake in BSkyB and which was 100% owned and consolidated by Vivendi before the merger transactions and is 100% owned and consolidated by Vivendi Universal after the merger transactions.

         The accompanying notes are an integral part of these pro forma financial statements.

                        NOTES TO THE UNAUDITED PRO FORMA
                  CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

1) BASIS OF PRESENTATION

     These unaudited pro forma consolidated condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") to illustrate the effects of the business combination on the historical financial position and operating results of Vivendi and Seagram. The unaudited pro forma consolidated condensed balance sheet of Vivendi Universal at June 30, 2000 gives effect to the business combination as if it occurred at June 30, 2000. The unaudited pro forma consolidated condensed statements of income for the year ended December 31, 1999 and six months ended June 30, 2000 give effect to the business combination as if it occurred at January 1, 1999 and January 1, 2000, respectively. For purposes of preparing unaudited pro forma financial statements, Vivendi was determined to be the acquirer of Seagram and CANAL+'s transferred businesses.

     Historically, Vivendi's fiscal year-end was December 31, whereas Seagram's fiscal year-end was June 30. Consequently, the unaudited interim pro forma consolidated condensed balance sheet is based on the interim unaudited consolidated balance sheet of Vivendi at June 30, 2000 and the historical audited consolidated balance sheet of Seagram at June 30, 2000. The unaudited pro forma consolidated condensed statement of income at December 31, 1999 is based on the historical operating results of Vivendi for the year ended December 31, 1999, and the unaudited historical operating results of Seagram for the six months ended June 30, 2000 and the six months ended December 31, 1999. The unaudited interim pro forma consolidated condensed statement of income is based on the interim unaudited operating results of Vivendi for the six months ended June 30, 2000 and the unaudited historical operating results of Seagram for the six months ended June 30, 2000.

     The unaudited consolidated condensed balance sheet of Seagram was translated from U.S. dollars to euros at the June 30, 2000 exchange rate of U.S.$1.0465. The unaudited consolidated condensed income statement of Seagram was translated from U.S. dollars to euros at the average exchange rate for the six-month period ended June 30, 2000 of U.S.$1.0410. Certain Seagram historical financial statement amounts have been reclassified for pro forma presentation.

2) CONVERSION OF VIVENDI HISTORICAL FINANCIAL INFORMATION TO U.S. GAAP

     Vivendi prepared its historical consolidated financial statements in accordance with already defined French GAAP. French GAAP differs in certain significant respects from U.S. GAAP. A discussion of the principal differences between French GAAP and U.S. GAAP, as they relate to Vivendi, is presented in
Note 25A and Note 15A to Vivendi's financial statements at December 31, 1999 and at June 30, 2000, respectively. Reconciliations of shareholders' equity and net income from French GAAP to U.S. GAAP are presented in Note 25B and Note 15B to Vivendi's financial statements at December 31, 1999 and at June 30, 2000, respectively.

                        NOTES TO THE UNAUDITED PRO FORMA
           CONSOLIDATED CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)

     The following is a summary of the conversion of the condensed unaudited consolidated balance sheet and consolidated income statement of Vivendi from French GAAP to U.S. GAAP.

                                                                       U.S. GAAP
                                                                      ADJUSTMENTS
                                                         FRENCH    -----------------     U.S.
                     JUNE 30, 2000                        GAAP      (A)        (B)       GAAP
                     -------------                       ------    ------    -------    ------
                                                                  (IN MILLIONS OF E)
ASSETS
Accounts receivable....................................  17,834       690     (1,123)   17,401
Other current assets...................................  14,727    (4,210)    (1,983)    8,534
                                                         ------    ------    -------    ------
          Total current assets.........................  32,561    (3,520)    (3,106)   25,935
Investments............................................   6,129       299        348     6,775
Goodwill, net..........................................  10,210    10,207     (3,053)   17,364
Other intangible assets, net...........................   8,683    (1,687)    (2,065)    4,931
Property, plant and equipment, net.....................  19,452       565     (4,229)   15,788
                                                         ------    ------    -------    ------
          Total assets.................................  77,034     5,863    (12,105)   70,793
                                                         ======    ======    =======    ======
LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable.......................................  18,348       797     (3,210)   15,935
Other current liabilities..............................  14,891        54     (2,423)   12,522
                                                         ------    ------    -------    ------
          Total current liabilities....................  33,239       851     (5,633)   28,457
Long-term debt.........................................  18,980     2,299     (3,376)   17,902
Other long-term liabilities............................   8,198    (2,209)      (511)    5,478
                                                         ------    ------    -------    ------
          Total liabilities............................  60,417       940     (9,521)   51,837
Minority interests.....................................   4,103       663     (2,584)    2,183
                                                         ------    ------    -------    ------
          Total shareholders' equity...................  12,514     4,259          0    16,773
                                                         ------    ------    -------    ------
Total liabilities and shareholders' equity.............  77,034     5,863    (12,104)   70,793
                                                         ======    ======    =======    ======

     (A) Adjustments and Reclassifications from Implementation of U.S.
GAAP -- The entries that result in an adjustment to total shareholders' equity as determined under French GAAP are explained in Note 15A of Vivendi's Financial Statements. See "Financial Statements -- Vivendi Financial Statements." The detail of these entries is presented in Note 15B of Vivendi's Financial Statements. In addition, these entries reflect the recording of those U.S. GAAP adjustments and reclassifications that do not result in an adjustment to total shareholders' equity as determined under French GAAP. Because they did not impact shareholders' equity, these differences between French GAAP and U.S. GAAP have not been discussed elsewhere. These entries are comprised of the following:

          i) Capital leases -- The criteria for capital lease classification under French GAAP are more restrictive than are those under U.S. GAAP. Accordingly, certain leases that have been classified as operating leases under French GAAP have been reclassified as capital leases. The adjustments reflect the recognition of an asset and a corresponding debt obligation.

          ii) Transfer of receivables -- Under U.S. GAAP criteria, certain sales of accounts receivable are not considered to be sales. Accordingly, the related assets must continue to be recognized along with a corresponding liability.

          iii) Recognition of debt -- A Vivendi subsidiary has entered into an agreement with its creditors to offset amounts owed against receivables. Under U.S. GAAP, a liability for the total amount owed would be recorded and the receivable would not be adjusted.

                        NOTES TO THE UNAUDITED PRO FORMA
           CONSOLIDATED CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)

     (B) CANAL+ and Proportionate Consolidation -- These entries reflect the deconsolidation of CANAL+ and of entities proportionally consolidated under French GAAP and the application of the equity method to account for Vivendi's investment in these entities. These entries also reflect the adjustment of assets and liabilities of CANAL+ and of entities proportionately consolidated to reflect the implementation of U.S. GAAP by those entities.

     In Note 25C and Note 15C of Vivendi's Financial Statements at December 31, 1999 and at June 30, 2000, respectively, Vivendi presented an income statement in a format consistent with U.S. GAAP and the provisions of Regulation S-X. The income statements presented reflect the recording of entries that resulted in an adjustment of net income determined under French GAAP. These condensed income statements do not reflect the deconsolidation of entities proportionately consolidated under French GAAP, as these entries did not result in an adjustment to net income.

     The tables below summarize the adjustments to the unaudited condensed income statements in U.S. GAAP format presented in Notes 25C and 15C of Vivendi's Financial Statements to U.S. GAAP:

                                                                     U.S. GAAP
                                                                    ADJUSTMENTS
                                                           PER      -----------
JUNE 30, 2000 (E MILLIONS)                               NOTE 15C       (X)       U.S. GAAP
--------------------------                               --------   -----------   ---------
Net revenues(*)........................................   17,191      (1,476)       15,715
Cost of revenues(*)....................................  (12,364)      1,207       (11,157)
Selling, general and administrative....................   (3,661)        107        (3,554)
                                                         -------      ------       -------
  Operating margin.....................................    1,166        (163)        1,003
Amortization of goodwill...............................     (268)          5          (263)
Other operating expenses, net..........................     (290)          9          (280)
                                                         -------      ------       -------
  Operating income.....................................      608        (149)          459
Interest expense, net..................................     (396)         54          (342)
Other income, net......................................    1,140         (11)        1,129
                                                         -------      ------       -------
  Income before taxes, minority interest and equity
     interest..........................................    1,352        (106)        1,246
Income tax expense (benefit)...........................     (459)         39          (420)
                                                         -------      ------       -------
  Income before minority interest and equity
     interest..........................................      893         (67)          827
Equity interest earnings (losses)......................     (158)         32          (126)
Minority interest......................................     (202)         35          (167)
                                                         -------      ------       -------
  Income (loss) from continuing operations.............      533           0           533
                                                         =======      ======       =======

     (*) Includes excise taxes collected on behalf of local authorities for E922 million for Vivendi.

                                                                     U.S. GAAP
                                                                    ADJUSTMENTS
                                                           PER      -----------
DECEMBER 31, 1999 (E MILLIONS)                           NOTE 25C       (X)       U.S. GAAP
------------------------------                           --------   -----------   ---------
Net revenues(*)........................................   39,052      (2,509)      36,543
Cost of revenues(*)....................................   28,898      (2,179)      26,719
Selling, general and administrative....................    8,467        (174)       8,293
                                                          ------      ------       ------
  Operating margin.....................................    1,687        (156)       1,531

                        NOTES TO THE UNAUDITED PRO FORMA
           CONSOLIDATED CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                     U.S. GAAP
                                                                    ADJUSTMENTS
                                                           PER      -----------
DECEMBER 31, 1999 (E MILLIONS)                           NOTE 25C       (X)       U.S. GAAP
------------------------------                           --------   -----------   ---------
Amortization of goodwill...............................      771          (5)         766
Other operating expenses, net..........................    1,437           5        1,442
                                                          ------      ------       ------
  Operating income.....................................     (521)       (156)        (677)
Interest expense, net..................................      401         (30)         371
Other income, net......................................      535          (2)         533
                                                          ------      ------       ------
Income before taxes, minority interest and equity
  interest.............................................     (387)       (128)        (515)
Income tax expense (benefit)...........................     (675)        (41)        (716)
                                                          ------      ------       ------
  Income before minority interest and equity
     interest..........................................      288         (87)         201
Equity interest (earnings) losses......................      (66)         87           21
Minority interest......................................      (24)          0          (24)
                                                          ------      ------       ------
  Income (loss) from continuing operations.............      246           0          246
                                                          ======      ======       ======

---------------
(*) Includes excise taxes collected on behalf of local authorities for E2,112 million for Vivendi.

     (X) Proportionate consolidation: The portion of the entities, proportionately consolidated total revenues and expenses equal to Vivendi's ownership percentage in these entities is deducted from the Vivendi consolidated income statement, and income in the entities' earnings is recorded equal to Vivendi's interest in the entities' shareholders' equity.

3) PURCHASE PRICE

     With respect to the business combination with Seagram, the number of shares issued to effect the acquisition was based on a formula tied to the market price of Vivendi ordinary shares on the Paris Bourse during a 20-day measuring period prior to the completion of the arrangement. The measurement date of the purchase price could not be known at the time the unaudited pro forma consolidated condensed financial statements were prepared. However, for purposes of these unaudited pro forma condensed consolidated financial statements, Vivendi Universal determined the purchase price of Seagram as follows.

     On July 4, 2000, the average closing price for the 20-day measuring period defined in the plan of arrangement was U.S.$96.18. This was the first day that the average closing price, upon which the exchange formula is based, went below the "floor" of U.S.$96.6875. From July 4, 2000 through December 7, 2000, the average closing price of Vivendi ordinary shares on the Paris Bourse over any 20-day measuring period remained below this floor. Accordingly, application of the formula resulted in a change in the number of shares issued to effect the Seagram transaction; because the 20-day average closing price is below the floor of U.S.$96.6875 set forth in the Seagram transaction documents, the exchange ratio is adjusted to 0.8 Vivendi Universal ordinary shares for every 1.0 Seagram share. The earliest date that this is known and does not change (as of the date of the registration statement) is July 4, 2000. Therefore, July 4, 2000 is the measurement date. The average of the closing prices of Vivendi's shares for the five days before and the five days after July 4, 2000 is used to value the shares to be issued in the purchase business combination.

                        NOTES TO THE UNAUDITED PRO FORMA
           CONSOLIDATED CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)

     Based on this application, the purchase price of Seagram is as follows:

Seagram common shares outstanding as of
  December 8, 2000                                         444,903,300
Contractual exchange ratio                      0.8 Vivendi Universal share to 1.0
                                                          Seagram share
Measurement date                                           July 4, 2000
Average closing price 5 days before and 5
  days after the measurement date                             E91.45
Purchase price of Seagram common shares                  E32,549 million

     With respect to the acquisition of CANAL+'s transferred businesses, the number of shares issued to effect the acquisition was not based on a formula and was not subject to change. Therefore the measurement date for this transaction was June 20, 2000, the date that the terms of the acquisition were agreed to and announced. The value of the equity securities to be issued by Vivendi Universal was then determined based on the market price of Vivendi shares over a reasonable time before and after the announcement of the transaction.

     Based on this application, the purchase price of CANAL+'s transferred businesses is as follows:

CANAL+ ordinary shares to be acquired                     65,319,104
Contractual exchange ratio                  2.0 Vivendi Universal ordinary shares
                                                 to 1.0 CANAL+ ordinary share
Measurement date                                        June 20, 2000
Average closing price 5 days before and 5
  days after the measurement date                           E94.88
Purchase price of CANAL+ ordinary shares               E12,395 million

4) PRELIMINARY PURCHASE PRICE ALLOCATION

     Due to the fact that the Seagram transactions have been negotiated in June 2000 and on limits on access to information prior to consummation of the transactions, a detailed purchase price allocation is in process but has not been completed. However, on the basis of the review that Vivendi conducted as part of the acquisition process, Vivendi's management believes that the preliminary allocation used for the pro forma financial information is a reasonable estimate of the allocation.

     With the exception of the Spirits and Wine segment, all of the Seagram operating units with significant identified and unidentified intangible assets (i.e., the Music and Film Segments) have been acquired through recent purchase business combinations. In connection with each of the purchase business combinations, a detailed purchase price allocation was performed by Seagram in accordance with APB 16. Due to the relatively short time period between these acquisitions and the Seagram transaction, and based upon Vivendi's initial due diligence, it is the opinion of Vivendi that the book values of these assets and liabilities are a reasonable approximation of fair value.

     The Music segment was acquired in the acquisition of PolyGram in December of 1998 and, to a much lesser extent, similar assets were acquired in the 1995 acquisition of MCA Universal. The purchase price study relating to the PolyGram purchase was completed the quarter ended December 31, 1999 and resulted in a final allocation to intangibles assets of U.S.$2.8 billion and to goodwill of U.S.$9.6 billion.

                        NOTES TO THE UNAUDITED PRO FORMA
           CONSOLIDATED CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)

     The Film segment was for the most part acquired in the acquisition of MCA Universal in 1995 and to a much lesser extent in the acquisition of PolyGram. The purchase price study relating to the MCA Universal purchase was completed the year ended June 30, 1996 and resulted in a final allocation to intangible assets of U.S.$0.8 billion and to goodwill of U.S.$2.6 billion.

     The Spirits and Wine segment is reflected as a business to be sold. A portion of Seagram's purchase price is therefore allocated to the business to be sold. For the purpose of the unaudited pro forma financial statements, this allocated amount has been determined as the average value of expected selling price range. The tax effect of the disposal is not reflected in the pro forma financial statements.

     Based on information currently available, Vivendi has performed a preliminary allocation of the estimated purchase price of Seagram as follows:

Calculation of estimated purchase price at June 30, 2000

                                                              (E MILLIONS)
                                                              ------------
Estimated market value of common stock issued to effect
  transaction...............................................      32,549

Allocation of the Seagram purchase price:
ASSETS:
Tangible assets.............................................      14,101
Historical goodwill.........................................      11,816
Historical other intangible assets..........................       3,970
Estimated fair value of Spirits and Wine segment............       7,952
New goodwill................................................      15,198
LIABILITIES:
Seagram's historical liabilities and minority interest......     (20,488)
Total purchase price (at June 30, 2000 exchange rates)......      32,549
                                                               =========

     The final allocation of the purchase price is being determined and will be based on a comprehensive final evaluation of the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed from Seagram at the time of the transaction, as well as the final determination of the purchase price.

     Vivendi acquired 15% of the shares of CANAL+ in September 1999, increasing its ownership interest from 34% to 49%, which allowed the Company to consolidate CANAL+ under French GAAP. Vivendi accounted for this increase in investment as a step acquisition. Accordingly, Vivendi evaluated the fair value of the identifiable assets acquired and liabilities assumed at that time. The excess of the purchase price for the additional 15% of CANAL+ shares over the fair value of the corresponding percentage of net assets acquired was recorded as goodwill and is amortized over 40 years.

     Vivendi Universal has not yet completed its review of the fair values of the CANAL+ identifiable assets in connection with its acquisition of the remaining 51% ownership of the transferred businesses. Based on the review performed in connection with the September 1999 transaction, it is the opinion of Vivendi Universal that the book values of these assets and liabilities are a reasonable approximation of fair value. Therefore, Vivendi Universal's management believes that the preliminary allocation used for the pro forma financial information is a reasonable estimate of the allocation. However, Vivendi Universal does intend to perform another detailed review of the fair values of the CANAL+ identifiable assets and liabilities, and the final allocation of the purchase price could differ from that presented in the pro forma financial statements.

                        NOTES TO THE UNAUDITED PRO FORMA
           CONSOLIDATED CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)

     Allocation of the purchase price of CANAL+ non-regulated businesses:

                                                              (E MILLIONS)
                                                              ------------
New goodwill................................................     11,275
Book value of net assets acquired...........................      1,120
                                                                 ------
Total purchase price........................................     12,395
                                                                 ======

5) PRO FORMA INCOME FROM CONTINUING OPERATIONS PER SHARE

     The pro forma basic and diluted income from continuing operations per share is based on the weighted average number of common and dilutive equivalent shares outstanding of Vivendi as of the date of preparation of the unaudited pro forma consolidated condensed financial statements, and for pro forma basic and diluted earnings per share, the average shares include the 355,922,640 Vivendi Universal ADSs issued to holders of Seagram common stock in the transaction using the exchange ratio of 0.8 for the acquisition of Seagram common shares, and the 130,638,208 Vivendi Universal ordinary shares issued to holders of CANAL+ common stock using the exchange ratio of 2:1 for the acquisition of the outstanding CANAL+ ordinary shares. The computation of pro forma basic and diluted income from continuing operations per share for the six months ended June 30, 2000 and the year ended December 31, 1999 is as follows:

                                                            AT JUNE 30,    AT DECEMBER 31,
                                                               2000             1999
                                                            -----------    ---------------
Pro forma consolidated loss from continuing operations (E
  millions)...............................................       (497)            (821)
Weighted average number of shares (millions):
  Outstanding basic.......................................    1,051.4            991.1
  Outstanding -- diluted..................................    1,070.4          1,005.0
Pro forma loss from continuing operations per share (E):
  Basic...................................................      (0.47)           (0.83)
  Diluted.................................................      (0.47)           (0.83)

                                   SECURITIES

                DESCRIPTION OF VIVENDI UNIVERSAL ORDINARY SHARES

GENERAL

     As of December 8, 2000, there were 1,236,712,567 Vivendi Universal authorized ordinary shares, and 1,080,025,747 of these shares were outstanding. All of the outstanding ordinary shares are fully paid. As of June 30, 2000, there were 50,359,500 Vivendi Universal authorized and outstanding ordinary shares. As of December 8, 2000 Vivendi Universal had approximately 46,433,964 ordinary shares in treasury, which had an approximate book value of E3.5 billion. All of these ordinary shares were issued to Vivendi and were fully paid. The Vivendi Universal ordinary shares have a nominal value of E5.50 per share. Vivendi Universal's statuts provide that ordinary shares may be held in registered or bearer form, at the option of the shareholder, as discussed under "-- Form, Holding and Transfer."

OWNERSHIP OF VIVENDI UNIVERSAL ORDINARY SHARES BY NON-FRENCH PERSONS

     The French commercial code currently does not limit the right of non-residents of France or non-French persons to own and vote ordinary shares of French companies. However, non-residents of France must file an administrative notice with French authorities in connection with the acquisition of a controlling interest in a French company. Under existing administrative rulings, ownership of 20% or more of a company's share capital or voting rights is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in certain circumstances depending upon factors such as:

     - the acquiring party's intentions;

     - the acquiring party's ability to elect directors; and

     - financial reliance by the French company on the acquiring party.

VOTING, DIVIDEND AND LIQUIDATION RIGHTS

     VOTING RIGHTS

     In general, each Vivendi Universal ordinary share carries the right to cast one vote in shareholder elections. However, Vivendi Universal's statuts adjust the voting rights of shareholders who own in excess of 2% of the total voting power of Vivendi Universal through the application of a formula designed to limit the voting power of those shareholders to that which they would possess if 100% of the shareholders were present at the meeting at which the vote in question takes place.

     DIVIDEND RIGHTS

     Vivendi Universal may pay dividends only out of its "distributable profits," plus any amounts held in its reserve that the shareholders decide to make available for distribution. These amounts may not include amounts specifically required to be held in reserve by law or the statuts. Distributable profits consist of the unconsolidated net profit generated in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts made pursuant to law or the statuts.

     Legal Reserve. The French commercial code provides that French societes anonymes such as Vivendi Universal must allocate 5% of their unconsolidated statutory net profit each year to their legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. The legal reserve of any company subject to this requirement may be distributed to shareholders only upon liquidation of the company.

     Approval of Dividends. Under the French commercial code, a company's board of directors may propose a dividend for approval by the shareholders at the annual general meeting of shareholders. If a company has earned distributable profits since the end of the preceding fiscal year, as reflected in an interim income statement certified by its auditors, its board of directors may distribute interim dividends to the extent of the distributable profits for the period covered by the interim income statement. The board of directors exercises this authority subject to French law and regulations and may do so without obtaining shareholder approval, unless the distribution is of shares. Vivendi Universal generally does not expect to pay interim dividends.

     Distribution of Dividends. Dividends are distributed to shareholders pro rata in accordance with the nominal value of ordinary shares held. In the case of interim dividends, distributions are payable to shareholders on the date of the management board meeting at which the distribution of interim dividends is approved. The actual dividend payment date will be decided by the shareholders in an ordinary general meeting (or by the board of directors in the absence of such a decision by the shareholders).

     Timing of Payment. Under the French commercial code, Vivendi Universal must pay any dividends approved by the board of directors or shareholders within nine months of the end of its fiscal year unless otherwise authorized by court order. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French government.

     LIQUIDATION RIGHTS

     If Vivendi Universal is liquidated, any assets remaining after payment of its debts, liquidation expenses and all of its remaining obligations will be distributed first to repay in full the nominal value of its ordinary shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings.

PREFERENTIAL SUBSCRIPTION RIGHTS

     Under the French commercial code, if Vivendi Universal issues additional shares, or any equity securities or other specific kinds of additional securities carrying a right, directly or indirectly, to purchase equity securities issued by Vivendi Universal for cash, current shareholders will have preferential subscription rights to these securities on a pro rata basis. These preferential rights will require Vivendi Universal to give priority treatment to those shareholders over other persons wishing to subscribe for the securities. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase the share capital of Vivendi Universal by means of a cash payment or a set-off of cash debts. Preferential subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on the Paris Bourse.

     A two-thirds majority of the Vivendi Universal ordinary shares entitled to vote at an extraordinary general meeting may vote to waive preferential subscription rights with respect to any particular offering. French law requires a company's board of directors and independent auditors to present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. The shareholders may also decide at an extraordinary general meeting to give the existing shareholders a non-transferable priority right to subscribe for the new securities during a limited period of time. Shareholders may also waive their own preferential subscription rights with respect to any particular offering.

     Vivendi agreed in the merger agreement to take all necessary actions, including making any necessary securities filings, to ensure that all holders of Vivendi Universal securities, regardless of jurisdiction of residence, are entitled to all benefits of the foregoing preferential subscription rights.

LISTING

     The Vivendi Universal ordinary shares have been listed for trading on the Premier Marche of the Paris Bourse.

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

FORM, HOLDING AND TRANSFER

     FORM OF SHARES

     Vivendi Universal's statuts provide that the Vivendi Universal ordinary shares may be held in registered or bearer form. In accordance with French securities law, shareholders' ownership rights, whether in registered or bearer form, are represented by book entries instead of share certificates.

     HOLDING OF SHARES

     Vivendi Universal maintains a share account with Sicovam for all Vivendi Universal ordinary shares in registered form, which is administered by BNP Paribas. In addition, Vivendi Universal maintains separate accounts in the name of each shareholder either directly, or, at a shareholder's request, through the shareholder's accredited intermediary (i.e., a French broker, bank or financial institution registered as such). Each shareholder account shows the name of the holder and the number of shares held and, in the case of shares held through an accredited intermediary, shows that they are so held. BNP Paribas, as a matter of course, will issue confirmations to each registered shareholder as to shares registered in the shareholder's account, but these confirmations are not documents of title.

     Vivendi Universal ordinary shares held in bearer form are held on the shareholder's behalf in an account maintained by an accredited intermediary and are recorded in an account that the accredited intermediary maintains with Sicovam, as no other company is authorized to act as central depositary. That account is separate from Vivendi Universal's share account for pure registered Vivendi Universal ordinary shares with Sicovam. Each accredited intermediary maintains a record of Vivendi Universal ordinary shares held through it and issues physical certificates of registration representing Vivendi Universal ordinary shares held in bearer form for the Vivendi Universal ordinary shares that it holds. Vivendi Universal ordinary shares held in bearer form may be transferred only through accredited intermediaries and Sicovam. Vivendi Universal may ask Sicovam for the identity of the holders of its ordinary shares or other securities granting immediate or future voting rights, held in bearer form, with the number of shares or other securities so held.

     TRANSFER OF SHARES

     Vivendi Universal's statuts do not contain any restrictions on the transfer of Vivendi Universal ordinary shares. Registered Vivendi Universal ordinary shares must be converted into bearer form before being transferred on the Paris Bourse and, accordingly, must be recorded in an account maintained by an accredited intermediary. A shareholder may initiate a transfer by giving instructions to the relevant accredited intermediary. For dealings on the Paris Bourse, a tax assessed on the price at which the securities are traded, or impot sur les operations de bourse, is payable at the rate of 0.3% on transactions of up to E152449.01 and at a rate of 0.15% for larger trades. This tax is subject to a rebate of E22.87 per transaction and a maximum assessment of E609.80 per transaction. Nonresidents of France are not required to pay this tax. In addition, a fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs in France. No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

ANTI-TAKEOVER EFFECTS

     The French commercial code provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding shares or voting rights of a listed company in France, such as Vivendi Universal, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify Vivendi Universal within 15 calendar days of the date it crosses such thresholds of the number of shares it holds and their voting rights. The individual or entity must also notify the Conseil des Marches Financiers (CMF) within five trading days of the date it crosses these thresholds.

     French law and COB regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a

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

report with the company, the COB and the CMF within fifteen days of the date they cross the threshold. In the report, the acquiror must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to nominate candidates for the board of directors. The CMF makes the notice public. The acquiror must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquiror may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or that of its shareholders. Upon any change of intention, it must file a new report.

     Under CMF regulations, and subject to limited exemptions granted by the CMF, any person or persons acting in concert that own in excess of 33 1/3% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company.

     To permit holders to give the required notice, Vivendi Universal is required to publish in the BALO no later than 15 calendar days after the annual ordinary general meeting of shareholders information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, Vivendi Universal is required to publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding and provide the CMF with written notice of such information. The CMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), noting the date each such number was last updated.

     If any person fails to comply with the legal notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders' meetings until the end of a two-year period following the date on which their owner complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of the chairman, any shareholder or the COB, and may be subject to a E18,293.88 fine.

     In addition, a number of provisions of French commercial code allow corporations to adopt statuts that have anti-takeover effects, including provisions that allow:

     - shares with double voting rights;

     - a company's board of directors to increase the company's share capital during a tender offer;

     - limitations on the voting power of shareholders; and

     - shareholders' agreements that provide for preemptive rights in case of a sale of shares by a shareholder.

     For a description of provisions of Vivendi Universal's statuts that may have anti-takeover effects, see "Vivendi Universal Statuts -- Certain Differences Between French and Canadian Law -- Take-Over Bids and Compulsory Acquisition of Shares; Anti-Takeover Provisions."

     UNDERTAKINGS TO INCREASE VIVENDI UNIVERSAL'S SHARE CAPITAL

     As of December 8, 2000, Vivendi Universal had undertaken to increase its capital in connection with warrants, options, convertible bonds and exchangeable shares.

     - Warrants -- in May 1997, Vivendi issued bonus subscription warrants to its shareholders. As of December 8, 2000, 116,255,847 of the warrants were outstanding and exercisable, at a price of E137.0 per forty warrants, for .07625 Vivendi Universal ordinary shares per warrant;

     - Convertible bonds -- In January 1999, Vivendi issued 6,028,369 bonds to the public. Each bond is convertible into 3.047 Vivendi Universal ordinary shares. As of December 8, 2000, 6,024,347 of these bonds were outstanding and convertible into a total of 18,356,185 ordinary shares (which may be treasury or newly-issued shares). The bonds are scheduled to be redeemed in 2003;

     - Vivendi Environnement convertible bonds -- In April 1999, Vivendi Environnement issued 10,516,606 bonds to the public. Each bond is convertible into 3.047 ordinary shares of Vivendi Universal or

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

Vivendi Environnement. As of December 8, 2000, 5,331,139 of these bonds were outstanding and convertible into a total of 16,243,981 shares (which may be treasury or newly-issued shares). The bonds are scheduled to be redeemed in
      2005;

     - Vivendi Universal options -- As of December 8, 2000, following the completion of the merger transactions and the roll-over by Vivendi Universal of Vivendi, CANAL+ and Seagram stock option plans and share subscription plans, there were outstanding options to subscribe for 62,887,387 Vivendi Universal ordinary shares or ADSs granted to Vivendi Universal's executive officers, management and employees pursuant to Vivendi Universal's share subscription plans and stock option plans;

     - Vivendi Universal Exchangeco exchangeable shares -- As of December 8, 2000, Vivendi Universal Exchangeco, a Canadian subsidiary of Vivendi Universal, had outstanding 36,391,224 non-voting shares. Those shares are exchangeable for Vivendi Universal ADSs on a one-for-one basis, subject to adjustment in limited circumstances, at any time prior to their redemption date. The redemption date is currently scheduled to occur in 2030.

     Under the French commercial code, shareholders of French companies such as Vivendi Universal have certain rights to purchase, on a pro rata basis, securities issued by the company. See "Securities -- Description of Vivendi Universal Ordinary Shares -- Preferential Subscription Rights."

OPTIONS TO PURCHASE VIVENDI UNIVERSAL SECURITIES

     Vivendi Universal has several share subscription, purchase and option plans for the benefit of its executive officers, management and other staff. As of December 8, 2000, options to purchase 62,887,387 Vivendi Universal ordinary shares were outstanding pursuant to these plans. The average expiration date of these options was February, 2007 and the average exercise price was E65.77.

HISTORY OF SHARE CAPITAL, RECONCILIATION OF NUMBER OF SHARES OUTSTANDING, AND CAPITALIZATION

                                                       NOMINAL     NOMINAL VALUE OF
                                       NUMBER OF       VALUE OF      THE CAPITAL      TOTAL AMOUNT OF    TOTAL NUMBER OF
  MEETING DATE        OPERATION      SHARES ISSUED    THE SHARES       INCREASE        CAPITAL STOCK         SHARES
  ------------     ----------------  --------------   ----------   ----------------   ----------------   ---------------
December 17, 1987  Formation.......           2,500      FF100            FF250,000          FF250,000             2,500
May 14, 1998       Capital
                   increase........      16,784,000      FF100      FF1,678,650,000    FF1,678,650,000        16,786,500
June 15, 2000      Conversion of
                   the capital to
                   euros...........               0        E16       E83,145,548.88       E268,584,000        16,786,500
June 15, 2000      Capital
                   increase........               0      E16.5           E8,393,250       E276,977,250        16,786,500
June 15, 2000      Three-for-one
                   stock split.....               0       E5.5                   --       E276,977,250        50,359,500
December 8, 2000   Merger
                   transactions....   1,029,666,247       E5.5     E5,663,164,358.50  5,940,141,608.50     1,080,025,747

     As of December 8, 2000, Vivendi Universal had net outstanding indebtedness of approximately E14.5 billion, excluding Seagram net indebtedness, which is expected to be paid down by the net proceeds from the sale of the spirits and wine segment, none of which was secured or guaranteed. Based on the price of Vivendi Universal ordinary shares on December 11, 2000, the first day those shares were traded publicly, Vivendi Universal had an equity market capitalization on that date of E79.9 billion.

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

                     DESCRIPTION OF VIVENDI UNIVERSAL ADSs

AMERICAN DEPOSITARY SHARES

     The depositary has issued the Vivendi Universal ADSs, which are evidenced by Vivendi Universal ADRs. Vivendi Universal ordinary shares can be deposited with BNP Paribas, Societe Generale or Credit Lyonnais, as custodian, pursuant to a deposit agreement among Vivendi Universal, the depositary and you as a Vivendi Universal ADR holder. Each Vivendi Universal ADS represents one Vivendi Universal ordinary share. Each Vivendi Universal ADS also represents any securities, cash or other property deposited with the depositary but not distributed by it directly to you.

     The depositary's corporate trust office is located at 101 Barclay Street, New York, NY 10286. Its principal executive office is located at One Wall Street, New York, NY 10286.

     You may hold Vivendi Universal ADSs either directly or indirectly through your broker or other financial institution. If you hold Vivendi Universal ADSs directly, by having an ADS registered in your name on the books of the depositary, you will be a Vivendi Universal ADR holder. Except as otherwise indicated, this description assumes you hold your Vivendi Universal ADSs directly. If you hold the Vivendi Universal ADSs through your broker or financial institution, you will be required to rely on the procedures of that broker or financial institution to assert the rights of a Vivendi Universal ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

     Because the depositary will actually hold the Vivendi Universal ordinary shares, you will be required to rely on it to exercise the rights of a shareholder on your behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the Vivendi Universal ADRs are governed by New York law.

     The following is a summary of the material terms of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of Vivendi Universal ADR, which contains the terms of your Vivendi Universal ADSs. Copies of these documents are exhibits to the Form F-6 Registration Statement relating to the ADSs. A copy of the deposit agreement is on file with the depositary and the custodian and is open for inspection by Vivendi Universal ADS holders during business hours.

SHARE DIVIDENDS AND OTHER DISTRIBUTIONS

     Vivendi Universal may make various types of distributions with respect to its securities. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Vivendi Universal ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of underlying Vivendi Universal ordinary shares your Vivendi Universal ADSs represent.

     - Cash. The depositary will promptly convert any cash dividend or other cash distribution Vivendi Universal pays on the Vivendi Universal ordinary shares into U.S. dollars, if it can do so. If the depositary cannot convert the currency, the deposit agreement allows the depositary to distribute the distribution in the foreign currency, or hold the foreign currency it cannot convert for the account of the Vivendi Universal ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for interest.

       Before making a distribution, any withholding taxes that will be required to be paid under applicable law will be deducted. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. IF EXCHANGE RATES FLUCTUATE DURING A TIME WHEN THE DEPOSITARY CANNOT CONVERT THE FOREIGN CURRENCY, YOU MAY LOSE SOME OR ALL OF THE VALUE OF THE DISTRIBUTION.

     - Shares. The depositary will distribute new Vivendi Universal ADRs evidencing any Vivendi Universal ordinary shares Vivendi Universal distributes as a dividend or free distribution. The depositary will distribute only whole Vivendi Universal ADRs. It will sell shares that would require it to issue a

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

       fractional Vivendi Universal ADR and distribute the net proceeds in the same way it does with cash. If additional Vivendi Universal ADRs are not distributed, the existing Vivendi Universal ADSs will also represent the new Vivendi Universal ordinary shares.

     - Rights to receive additional shares. If Vivendi Universal offers its shareholders any rights to subscribe for additional shares or any other rights, the depositary will make these rights available to you if it can do so. If the depositary makes rights available to you, upon instruction from you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and issue Vivendi Universal ADRs to you. It will exercise rights only if you pay it the exercise price and any other charges the rights require you to pay.

     - Other Distributions. The depositary will send to you anything else Vivendi Universal distributes on deposited securities, after deduction or upon payment of any fees and expenses of the depositary or any taxes or other governmental charges.

     Before the depositary distributes any ADRs, rights or other property to holders of Vivendi Universal ADSs, Vivendi Universal must instruct it to do so and provide reasonably satisfactory evidence that it is legal to do so. Vivendi Universal has agreed with the holders of ADRs to take all actions necessary (including providing the required instructions and evidence to the depositary) to cause the distribution to you of all shares, rights and anything else distributed to the holders of the Vivendi Universal ordinary shares to the same extent and in the same form as any distributions made to the holders of Vivendi Universal ordinary shares, except that you will receive Vivendi Universal ADRs upon any distribution of Vivendi Universal ordinary shares and you will receive distributions of cash to the extent provided above. Vivendi Universal has agreed with the holders of ADRs to register the Vivendi Universal ADRs, shares, rights or other securities to be distributed under applicable laws, if required thereunder, and to take all other actions necessary to permit those distributions to be made. Vivendi Universal has agreed with the holders of ADRs that it will not make any distributions to the holders of Vivendi Universal ordinary shares, or offer to the holders of Vivendi Universal ordinary shares any rights to subscribe for additional shares or other securities, unless the distribution or offer will also be made substantially contemporaneously to the holders of the Vivendi Universal ADSs as required by the provisions described above.

     There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate, or that such conversion can occur within a specified time period.

DEPOSIT, WITHDRAWAL AND CANCELLATION

     The depositary will issue Vivendi Universal ADSs if you or your broker deposits Vivendi Universal ordinary shares or evidence of rights to receive shares with the custodian. In the case of Vivendi Universal ADSs upon exchange of the exchangeable shares, the depositary will issue the ADSs following deposit by Vivendi Universal with the custodian of the Vivendi Universal ordinary shares underlying those ADSs.

     Vivendi Universal ordinary shares deposited in the future with the custodian will be required to be accompanied by certain documents, including instruments showing that those shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

     The custodian will hold all deposited Vivendi Universal ordinary shares for the account of the depositary. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited Vivendi Universal ordinary shares and not distributed as provided in the deposit agreement. The deposited Vivendi Universal ordinary shares and any such additional items are referred to as "deposited securities."

     Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and expenses and any charges of the depositary and any taxes such as stamp taxes or stock transfer taxes or other fees or charges owing, the depositary will issue Vivendi Universal ADRs in the name of the person entitled to them evidencing the number of Vivendi Universal ADSs to which that person is entitled. Certificated Vivendi Universal ADRs will be delivered at the depositary's corporate trust office to the persons you request.

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

     When you turn in your Vivendi Universal ADSs at the depositary's corporate trust office, the depositary will, upon payment of certain applicable fees and expenses, charges and taxes, and upon receipt of proper instructions, deliver the underlying Vivendi Universal ordinary shares to an account designated by you and maintained by Vivendi Universal, in the case of Vivendi Universal ordinary shares in registered form, or transfer the Vivendi Universal ordinary shares to an account of an accredited financial institution on your behalf, in the case of Vivendi Universal ordinary shares in bearer form. The Vivendi Universal ordinary shares underlying the ADSs issued upon exchange of the exchangeable shares will be in bearer form.

     The depositary may close the transfer books, at any time or from time to time, when deemed advisable by it in connection with the performance of its duties. However, when it does so, Vivendi Universal ADR holders retain the right to cancel their ADRs and withdraw the underlying deposited securities at any time subject only to:

     - temporary delays caused by the closing of the transfer books of the depositary or Vivendi Universal or the deposit of Vivendi Universal ordinary shares in connection with voting at a shareholders' meeting, or the payment of dividends (we are not aware of any statutory or regulatory limit to the length of time during which Vivendi Universal or the depositary can close its respective transfer books in connection with these activities; however, as indicated, we expect that any delay in canceling ADRs and withdrawing the underlying Vivendi Universal ordinary shares to be temporary);

     - the payment of fees, taxes and similar charges; or

     - compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of underlying deposited securities.

     The right of Vivendi Universal ADS holders to withdraw underlying deposited securities may not be limited by any other provision of the deposit agreement.

VOTING RIGHTS

     In general, each Vivendi Universal ADS carries the right to cast one vote on matters on which holders of Vivendi Universal ordinary shares may vote. However, Vivendi Universal's statuts adjust the voting rights of shareholders who own (within the meaning of the statuts and Article L 233-9 of the French commercial code to which those statuts refer) in excess of 2% of the total voting power of Vivendi Universal through the application of a formula designed to limit the voting power of those shareholders to that which they would possess if 100% of the shareholders were present at the meeting at which the vote in question takes place. See "Vivendi Universal -- Vivendi -- Description of Business -- Business as a Whole -- Legal Proceedings." If you hold ADSs directly or indirectly through a broker or financial institution, this formula will not be applicable to you if you represent when you vote that you do not own in excess of 2% of the total voting power of Vivendi Universal (within the meaning of the statuts and Article L 233-9 of the French commercial code to which those statuts refer). If you own more than 2% (within the meaning of the statuts and Article L 233-9 of the French commercial code to which those statuts refer), you will need to contact the depositary in order to vote; the depositary will forward to Vivendi Universal the information necessary to allow you to vote. The voting instructions that will be furnished to you will explain these procedures.

     If you are a Vivendi Universal ADS holder, the depositary will provide you with voting instructions upon its receipt of notice of the meeting, and you may instruct the depositary how to exercise the voting rights for the Vivendi Universal ordinary shares underlying your Vivendi Universal ADSs. Upon receipt of notice of any meeting of holders of Vivendi Universal ordinary shares or other deposited securities sent by Vivendi Universal, the depositary will mail, at Vivendi Universal's expense, the notice to the Vivendi Universal ADR holders as soon as practicable. The notice will contain an English version of the notice received from Vivendi Universal and an English translation of any materials provided to Vivendi Universal ordinary shareholders, or in some cases, English equivalents of those materials, and will describe how you, on or before a certain date, may instruct the depositary to exercise the voting rights for the Vivendi Universal ordinary shares underlying your Vivendi Universal ADSs, including a statement as to how Vivendi Universal ordinary shares for which the depositary receives incomplete voting instructions will be voted. For instructions to be valid, the depositary will be required to receive them on or before the date specified. The depositary will vote or have its agents vote the shares or other deposited securities as you instruct and only as you instruct. The depositary will not itself exercise any voting discretion.

     Vivendi Universal has agreed to deliver voting materials to the depositary sufficiently in advance of the meeting to enable the depositary to deliver voting materials to you, such that you will have sufficient time to give the depositary voting instructions. If you hold Vivendi Universal ADSs through a broker, dealer or other intermediary, however, we cannot guarantee that your intermediary will send you voting materials in time for you to exercise your voting rights. The depositary will not charge Vivendi Universal ADS holders for submitting voting instructions as ADS holders to the depositary in connection with shareholders' meetings.

RECORD DATES

     The depositary will fix the dates for determining which of the Vivendi Universal ADS holders will be entitled:

     - to receive a cash dividend or other distribution;

     - to give instructions for the exercise of voting rights at a meeting of holders of Vivendi Universal ordinary shares or other deposited securities; and

     - to give instructions for granting approvals for proposed amendments to the deposit agreement,

     all subject to the provisions of the deposit agreement.

REPORTS AND OTHER COMMUNICATIONS

     The depositary will deliver to all holders of Vivendi Universal ADSs English translations of all notices and any other communications and reports, including proxy materials, delivered to the holders of the Vivendi Universal ordinary shares or, in some cases, English equivalents of those documents. In addition, Vivendi Universal will notify the depositary, and the depositary will notify the Vivendi Universal ADS holders, of any meeting of Vivendi Universal's shareholders or Vivendi Universal ADS holders, or of any adjourned meeting, provided that the depositary receives notice of such meeting from Vivendi Universal. The depositary will make available for inspection, at its corporate trust office, English translations of all communications and reports that Vivendi Universal makes available for inspection by holders of Vivendi Universal ordinary shares or, in some cases, English equivalents of those documents. Vivendi Universal has agreed to provide the depositary sufficient copies of all documents required to be delivered or made available to permit the depositary to satisfy these obligations.

     The depositary will also make available for inspection at its corporate trust office books, including the list of holders of receipts, for the registration and transfer of receipts by the Vivendi Universal ADS holders, provided that the inspection is not for the purpose of communicating with Vivendi Universal ADS holders in the interest of a business or object other than Vivendi Universal's business or is for a matter related to the deposit agreement or the Vivendi Universal ADSs.

FEES AND EXPENSES

     Vivendi Universal ADS holders may be charged a fee for each issuance of Vivendi Universal ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of Vivendi Universal ADSs, including if the deposit agreement terminates. The fee in each case shall not be in excess of U.S.$5.00 for each 100 Vivendi Universal ADSs (or any portion thereof) issued or surrendered. Vivendi Universal ADS holders or persons depositing shares may also be charged for the following expenses:

     - stock transfer and other taxes and governmental charges;

     - cable, telex and facsimile transmission and delivery charges;

     - transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

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

     - expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

     - a fee not in excess of U.S.$0.02 per Vivendi Universal ADS (or portion thereof) for any cash distribution, except for distributions of cash dividends.

     Vivendi Universal will pay all other charges and expenses of the depositary, including all fees and expenses related to the issuance of ADSs upon exchange of the exchangeable shares, and any agent of the depositary (except the custodian) pursuant to agreements entered into from time to time by Vivendi Universal and the depositary. The fees described above may be amended from time to time.

PAYMENT OF TAXES

     You will be required to pay any tax or other governmental charge payable by the custodian or the depositary on any Vivendi Universal ADS or ADR, deposited security or distribution. If you owe any tax or other governmental charge, the depositary may deduct the amount of that tax or charge from any cash distribution or sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case, you will remain liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may refuse to effect any transfer of a Vivendi Universal ADS or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations) until such payment is made. If the depositary sells the deposited securities, it will, if appropriate, reduce the number of Vivendi Universal ADRs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes. The depositary will use reasonable efforts to assist eligible U.S. residents, and eligible Canadian residents who request assistance, in recovering amounts to which they may be entitled under some provisions of French law relating to the payment of dividends, including excess withholding and amounts in respect of the avoir fiscal. See "Tax Information -- French Tax Considerations of Holding and Disposing of Vivendi Universal Shares."

RECLASSIFICATIONS, RECAPITALIZATIONS AND MERGERS

     If Vivendi Universal takes certain actions that affect the deposited securities, including (1) any change in nominal value or par value, split-up, consolidation or other reclassification of deposited securities or (2) any recapitalization, reorganization, merger, consolidation, liquidation or sale of Vivendi Universal's assets, then the shares or other securities received by the depositary will become deposited securities. Any cash received by the depositary will be distributed to the extent described above. Each Vivendi Universal ADR will automatically represent its equal share of cash (until distributed) or the new deposited securities, unless additional Vivendi Universal ADRs are distributed pursuant to the following sentence. The depositary may execute and deliver additional Vivendi Universal ADRs, as in the case of a distribution of ordinary shares, or ask you to surrender your outstanding Vivendi Universal ADRs in order to provide you with new Vivendi Universal ADRs specifically describing the new deposited securities.

AMENDMENT AND TERMINATION

     In general, Vivendi Universal may agree with the depositary to amend the deposit agreement and the Vivendi Universal ADSs without your consent. However, holders of a majority of the Vivendi Universal ADSs must approve in writing any amendment that materially and adversely affects their rights or, with respect to specified provisions of the deposit agreement, any amendment that is adverse to them. Notwithstanding the foregoing, ADR holders do not have the right to approve (1) amendments that are necessary to comply with any applicable laws or regulations, Vivendi Universal's statuts or the rules and regulations of the stock exchange on which the ADSs are listed, (2) amendments to increase the fees or charges that the depositary may charge to you, and (3) amendments to change the number of Vivendi Universal ordinary shares that are represented by each ADS. In situations where no approval is required, Vivendi Universal ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (except for taxes and other charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or affects any substantial existing right of Vivendi Universal ADS holders. If a Vivendi Universal ADS holder continues to hold Vivendi Universal ADSs after being so notified, such holder will be

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deemed to have agreed to such amendment. Notwithstanding the foregoing, an amendment can become effective before notice is given if necessary to ensure compliance with a new law, rule or regulation.

     No amendment will impair your right to surrender your Vivendi Universal ADSs and receive the underlying securities, except in order to comply with an applicable law.

     The depositary will terminate the deposit agreement if Vivendi Universal asks it to do so. Vivendi Universal can only do so if the deposited securities are listed on the NYSE or the Nasdaq National Market prior to that termination. The depositary may also terminate the deposit agreement if the depositary has told Vivendi Universal that it would like to resign and Vivendi Universal has not appointed a new depositary bank within 90 days. In that event, Vivendi Universal will use its reasonable best efforts to either (i) enter into a successor depositary agreement having terms no less favorable to the holders of Vivendi Universal ADSs than the previous depositary agreement or (ii) cause the Vivendi Universal ordinary shares or other deposited securities (which will be distributed to ADS holders upon surrender of their ADSs) to be listed on the NYSE or the Nasdaq National Market. The depositary will be required to notify you at least 90 days before termination.

     After termination, the depositary and its agents will be required only to collect dividends and other distributions on the deposited securities and deliver ordinary shares and other deposited securities upon cancellation of Vivendi Universal ADSs. After one year from the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the proceeds of the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the Vivendi Universal ADS holders that have not surrendered their Vivendi Universal ADSs. It will not invest the money and will have no liability for interest. The depositary's only obligations will be to account for the proceeds of the sale and other cash. After termination Vivendi Universal's only obligations under the deposit agreement will be with respect to indemnification and to pay certain amounts to the depositary.

LIMITATIONS ON OBLIGATIONS AND LIABILITY TO VIVENDI UNIVERSAL ADR HOLDERS

     The deposit agreement expressly limits the obligations and liability of the depositary and its agents. Neither the depositary nor any of its agents will be liable if it:

     - is prevented from or hindered in performing any obligation by circumstances beyond its control, including, without limitation, requirements of law, rule, regulation, the terms of the deposited securities and acts of God;

     - exercises or fails to exercise discretion under the deposit agreement;

     - performs its obligations without negligence or bad faith;

     - takes any action or fails to take any action based on advice or information provided by legal counsel, accountants, any person presenting Vivendi Universal ordinary shares for deposit, any holder or any other qualified person; or

     - relies on any documents it believes in good faith to be genuine and to have been properly executed.

     The deposit agreement limits Vivendi Universal's liability and obligations, and those of Vivendi Universal's agents, in the same way.

     Neither the depositary nor Vivendi Universal, nor their respective agents, will be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADSs that in the opinion of Vivendi Universal or the depositary, respectively, may lead it to incur expense or liability, unless indemnity satisfactory to it against all expenses (including fees and disbursements of counsel) and liability is furnished as often as it requires.

     The depositary will not be responsible for a failure to carry out instructions to vote the deposited securities (provided it performs its obligations in good faith), the matter on which any vote is cast or the effect of the vote.

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     The depositary may own and deal in any class of Vivendi Universal securities.

DISCLOSURE OF INTEREST IN VIVENDI UNIVERSAL ADSs

     Vivendi Universal may from time to time request Vivendi Universal ADS holders to provide information as to the capacity in which the holders own or owned Vivendi Universal ADSs and regarding the identity of any other persons then or previously interested in the Vivendi Universal ADSs as to the nature of such interest and various other matters. The depositary will use reasonable efforts to comply with written instructions received from Vivendi Universal requesting that the depositary forward any such requests to the Vivendi Universal ADS holders and to forward to Vivendi Universal any responses to such requests received by the depositary.

     Each Vivendi Universal ADS holder will be required to comply with Vivendi Universal's statuts, as they may be amended from time to time, and French law, if applicable, with respect to the disclosure requirements regarding ownership of Vivendi Universal's shares, all as if such ADSs were, for this purpose, the Vivendi Universal ordinary shares represented thereby. For a description of provisions of French law and Vivendi Universal's statuts that impose disclosure obligations, see "Description of Vivendi Universal Ordinary Shares -- Anti-Takeover Effects," and "Vivendi Universal Statuts -- Certain Differences Between French and Canadian Law -- Take-Over Bids and Compulsory Acquisition of Shares; Anti-Takeover Provisions." In order to facilitate compliance with those requirements, Vivendi Universal ADS holders will be required to deliver any required information to the depositary and Vivendi Universal. Vivendi Universal will, as soon as practicable, forward the information, if applicable, to the CMF or other French authorities.

REQUIREMENTS FOR DEPOSITARY ACTIONS

     Before the depositary will issue or register transfer of an ADR, make a distribution on an ADR, or make a withdrawal of shares, the depositary may require:

     - payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

     - production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

     - compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

     The depositary may refuse to deliver, transfer, or register transfers of Vivendi Universal ADRs generally when the books of the depositary or Vivendi Universal are closed, or at any time if the depositary deems it advisable to do so.

     You have the right to cancel your Vivendi Universal ADSs and withdraw the underlying Vivendi Universal ordinary shares at any time except in circumstances in which the depositary may restrict the withdrawal of deposited securities. See "-- Deposit, Withdrawal and Cancellation."

PRE-RELEASE OF ADRS

     In certain circumstances, subject to the provisions of the deposit agreement, the depositary may issue Vivendi Universal ADRs before deposit of the underlying Vivendi Universal ordinary shares. This is called a pre-release of the Vivendi Universal ADRs. The depositary may also deliver Vivendi Universal ordinary shares upon cancellation of pre-released Vivendi Universal ADRs (even if the Vivendi Universal ADRs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying Vivendi Universal ordinary shares are delivered to the depositary. The depositary may receive Vivendi

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

Universal ADRs instead of Vivendi Universal ordinary shares to close out a pre-release. The depositary may pre-release Vivendi Universal ADRs only under the following conditions:

     - before or at the time of the pre-release, the party to whom the pre-release is being made must:

        - represent to the depositary in writing that it or its customer owns the shares or Vivendi Universal ADRs to be deposited;

        - assign all beneficial ownership of the shares or Vivendi Universal ADRs to the depositary; and

        - agree to not take any action with respect to the shares or Vivendi Universal ADRs that is inconsistent with the transfer of beneficial ownership;

     - the pre-release must be fully collateralized with cash or other collateral that the depositary considers appropriate; and

     - the depositary must be able to close out the pre-release on not more than five business days' notice.

     In addition, the depositary will limit the number of Vivendi Universal ADRs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it deems it appropriate to do so.

RESALE OF VIVENDI UNIVERSAL ADSS

     CANADA

     Prior to the completion of the merger transactions, Vivendi, Vivendi Universal Holdings and Vivendi Universal Exchangeco applied for and received rulings or orders of certain securities regulatory authorities in Canada to permit the issuance of Vivendi Universal ADSs upon the exchange of exchangeable shares and the first resale of those securities by persons other than a "control person" on an exchange or market outside Canada and exempting Vivendi Universal Exchangeco and certain insiders of Vivendi Universal Exchangeco from various ongoing Canadian disclosure and other requirements.

     UNITED STATES

     The Vivendi Universal ADSs into which the exchangeable shares are exchangeable and the Vivendi Universal shares underlying the Vivendi Universal ADSs into which the exchangeable shares are exchangeable are freely transferable unless the holder is deemed to be an "affiliate" of Vivendi Universal under the Securities Act. Persons who may be affiliates of Vivendi Universal for those purposes generally include individuals or entities that control, are controlled by, or are under common control with, Vivendi Universal and would not include shareholders who are not officers, directors or principal shareholders of Vivendi Universal.

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                           VIVENDI UNIVERSAL STATUTS

     The directors of Vivendi Universal are not authorized, in the absence of an independent quorum, to vote compensation to themselves or other directors. The directors are not authorized to borrow funds from Vivendi Universal. Other information concerning Vivendi Universal's directors is included under "-- Certain Differences Between French and Canadian Law."

PURPOSE

     Under Article 2 of Vivendi Universal's statuts, the corporate purpose of Vivendi Universal is to engage in all communications activities and all activities related to the environment, to manage, acquire and sell securities of other companies and to engage in any transactions related to the foregoing purposes.

CERTAIN DIFFERENCES BETWEEN FRENCH AND CANADIAN LAW

     BOARD OF DIRECTORS

     Canada

     Under the CBCA, directors may be elected for a term expiring not later than the third annual meeting of shareholders following the election. If no term is specified, a director's term expires at the next annual meeting of shareholders. A director may be nominated for re-election to the board of directors at the end of the director's term.

     France

     Under the French commercial code, each director must be a shareholder of the corporation. The French commercial code provides that each director is eligible for reappointment upon the expiration of his or her term of office.

     ELECTION AND REMOVAL OF DIRECTORS

     Canada

     Shareholders of a corporation governed by the CBCA elect directors by ordinary resolution at each annual meeting of shareholders at which such an election is required. Under the CBCA, shareholders may remove any director before the expiration of his or her term of office and may elect any qualified person in such director's stead for the remainder of such term by a resolution passed by a majority of the votes cast at a meeting of shareholders called for that purpose. Under the CBCA, vacancies that exist on the board of directors may be filled by the board if the remaining directors constitute a quorum. In the absence of a quorum, the remaining directors call a meeting of shareholders to fill the vacancy.

     France

     Under the French commercial code, removal of members of the board of directors will not subject the company to liability unless the removed director shows that his or her removal was done in an injurious or vexatious manner. As required by the French commercial code, in the case of a vacancy resulting from the resignation or death of a member of the board of directors, the remaining members may fill the vacancy by appointing a new member of the board, subject to ratification by the shareholders at the next ordinary general meeting. The employee-shareholders representative on the board of directors loses his or her office in the case of a termination of his or her employment agreement. The vacancy of the employee-shareholder representative is filled at the next general meeting.

     SHAREHOLDER NOMINATIONS

     Canada

     Any shareholder of a corporation governed by the CBCA may make nominations at a shareholder meeting for the election of directors. Such a nomination may be made as a shareholder proposal that is

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included in the corporation's proxy material if the proposal is signed by holders of not less than 5% of the shares of any class entitled to vote at the meeting to which the proposal is presented. Shareholders that provide their own proxy materials may also independently solicit proxies for the election to the board of directors of nominees other than those presented by management.

     France

     Under the French commercial code, shareholders can nominate individuals for election to a company's board of directors at an ordinary general shareholders' meeting if the election of directors is part of the agenda for the shareholders' meeting. However, under the French commercial code, shareholders cannot elect a new director at an ordinary general shareholders' meeting if the agenda for the meeting does not include the election of directors, unless such nomination is necessary to fill a vacancy due to the previous removal of a director. If the election of directors is not part of the agenda of the shareholders' meeting, but is permissible because it is to fill a vacancy, the nomination must contain the name, age, professional references and professional activity of the nominee for the past five years, as well as the number of the company's shares owned by such candidate, if any. This information must be made available to shareholders by the company's board of directors no less than 15 days before the meeting. If the agenda for the shareholder's meeting includes the election of members of the board of directors, any shareholder may nominate a candidate for election to the board at the shareholders' meeting, even if the shareholder has not followed established nomination procedures.

     SHAREHOLDERS' MEETINGS AND QUORUM

     Canada

     Under the CBCA, directors of a corporation must call an annual meeting not later than 18 months after the corporation comes into existence and thereafter not later than 15 months after the last preceding annual meeting.

     The CBCA provides that a board of directors may call special shareholder meetings at any time and must call such a meeting at the request of holders of not less than 5% of the issued shares of the corporation that carry the right to vote at the meeting sought. If the board of directors fails to call a properly requested meeting within 21 days after receiving the request, any shareholder who signed the request may call the meeting.

     All shareholder meetings must be held in Canada. Notice of the time and place of a meeting must be sent not less than 21 nor more than 50 days before the meeting to each shareholder entitled to vote at the meeting, each director of the corporation and the corporation's auditors. On the application of a director or a shareholder entitled to vote at a meeting, a court may order a shareholder meeting to be held.

     France

     Three types of shareholders' meetings exist under the French commercial code, ordinary, extraordinary and special. As required by the French commercial code, Vivendi is, and Vivendi Universal will be, required to hold an ordinary shareholders' meeting within six months of the end of each company's respective fiscal year to receive the board of directors' annual report and the statutory auditor's reports on the operations of, and the financial statements for, the company for the past fiscal year. An annual ordinary general meeting of the shareholders may also be held in order to, among other things, ratify transactions between the company and any member of its board of directors or any managing director, if any.

     All shareholders' meetings are held pursuant to an announcement notice published in the BALO, the French official gazette, at least 30 days before the meeting takes place. This legal requirement applies to any company listed on the Paris Bourse. An additional notice of the meeting must be published in the BALO and in a newspaper authorized to publish legal announcements at least 15 days prior to the meeting or at least six days prior to the resumption of any meeting adjourned for lack of quorum. The same notice must be sent to each shareholder and to the auditors of the company. If you will be a Vivendi Universal ADR holder, you will receive an English translation of these notices. In the event the board of directors fails to publish such notice

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or call a required meeting, a meeting may be convened by the company's statutory auditor or a court-appointed agent. A court may be requested to appoint an agent by:

     - one or more shareholders holding in the aggregate at least 10% of the company's capital, in the case of a general meeting, or 10% of a specific category of shares, in the case of a special meeting;

     - any interested party in cases of emergency; or

     - so long as the company remains listed on the Paris Bourse, certain duly qualified associations of shareholders.

     A quorum for an ordinary general shareholders' meeting consists of holders of shares constituting at least one-fourth of the voting power of the company's outstanding shares entitled to vote at the ordinary meeting taking place. If no quorum exists, no quorum is required with respect to the meeting that takes place with the same agenda following an adjournment. A quorum for an extraordinary shareholders' meeting consists of the holders of shares constituting at least one-third of the voting power of the company's outstanding shares entitled to vote at the extraordinary meeting. If no quorum exists, the required quorum at the meeting following an adjournment is at least one-fourth of the voting power of the company's outstanding shares entitled to vote at the extraordinary meeting.

     A quorum for a special shareholders' meeting consists of the holders of shares constituting one half of the voting power of the company's outstanding shares entitled to vote at the special meeting. If no quorum exists, the required quorum is at least one-fourth of the voting power of outstanding shares entitled to vote at the special meeting following an adjournment. A majority of the votes cast is required to approve actions taken at an ordinary shareholders' meeting and a two-thirds majority is required to approve actions taken at an extraordinary shareholders' meeting or a special shareholders' meeting, except that unanimity is required to increase liabilities of shareholders.

     PAYMENT OF DIVIDENDS

     Canada

     Under the CBCA, holders of a class of shares of a corporation have, subject to the rights, privileges and restrictions attaching to that class, the right to receive dividends if, as and when declared by the corporation's board of directors. A corporation may pay a dividend by issuing fully paid shares of the corporation. A corporation may also pay a dividend in money or property unless there are reasonable grounds for believing that:

     - the corporation is, or would after the payment be, unable to pay its liabilities as they become due; or

     - the realizable value of the corporation's assets would as a result of the dividend be less than the aggregate of its liabilities and the stated capital of all classes.

     France

     Net income in each fiscal year, after deductions for depreciation and provisions, as increased or reduced, as the case may be, for profit or loss carried forward from prior years, less any contributions to legal reserves, constitutes the distributable profits (benefice distribuable) available for distribution to the shareholders of a French company as dividends, subject to requirements of French law and the company's statuts.

     Under the French commercial code, a company is required to allocate five percent of its net profits in each fiscal year to a legal fund until the amount in such reserve is equal to 10% of the nominal amount of the outstanding share capital. The legal reserve is distributable only upon the liquidation of the company.

     Except in the case of a decrease in share capital, no distribution may be made to shareholders if as a result of such distribution, the shareholders' equity would fall below the amount of the share capital increased by those reserves that may not be distributed according to applicable legal provisions or the company's statuts. The amount of dividends is fixed at the general shareholders' meeting at which the annual accounts are approved, following the recommendation of the board of directors. The methods of payment of dividends are

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determined by the general shareholders' meeting or by the board of directors in the absence of a decision by the shareholders.

     If the company has earned a profit since the end of the preceding fiscal year, as shown on an interim balance sheet certified by the company's auditors, the board of directors has the authority, subject to the French commercial code and regulations, to distribute interim dividends to the extent of such profit prior to the approval of the annual financial statements by the shareholders.

     PREFERENTIAL SUBSCRIPTION RIGHTS

     Canada

     Under the CBCA, if a corporation's charter so provides, no shares of a class may be issued, except in limited circumstances, unless the shares have first been offered to shareholders holding shares of that class on a pro rata basis, at such price and on such terms as those shares are to be offered to others. Seagram's charter does not currently provide for such preemptive rights for its shareholders.

     France

     Under the French commercial code, if a corporation issues shares or other securities that carry a right, directly or indirectly, to purchase equity securities issued by the corporation for cash, current shareholders have preferential rights to purchase those securities on a pro rata basis. Those rights entitle the individual or entity that holds them to subscribe for an issue of any securities that may increase the corporation's share capital for consideration consisting of a cash payment or a set-off of cash debts. Preferential subscription rights are transferable during the subscription period relating to a particular offering. The rights are listed on the Paris Bourse for the same period.

     A two-thirds majority of the votes cast at an extraordinary general meeting may vote to waive preferential subscription rights with respect to any particular offering. French law requires a company's board of directors and independent auditors to present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. The shareholders may also decide at an extraordinary general meeting to give the existing shareholders a non-transferable priority right to subscribe for the new securities during a limited period of time. Shareholders may also waive their own preferential subscription rights with respect to any particular offering.

     TAKE-OVER BIDS AND COMPULSORY ACQUISITION OF SHARES; ANTI-TAKEOVER
PROVISIONS

     Canada

     If a share acquisition constitutes a "take-over bid" and is not otherwise exempt, it must be made to all holders of the relevant class by way of a formal offer and offering circular in the form prescribed under Canadian securities legislation and the CBCA. For these purposes, a "take-over bid" includes any offer to a Canadian resident to acquire a number of voting securities which, when added to the existing holdings of the offeror and its joint actors, would constitute 10% or more of that class of securities. The bid must remain open for a period of 21 days and, if the consideration offered under the bid includes shares, the bid documents must contain a prospectus-like disclosure with respect to the issuer of the shares. There are several exemptions under which an offer that constitutes a "take-over bid" may be made on an "exempt basis"; that is, without that offer having to be extended to all security holders. The most frequently used exemptions are:

     - the private purchase exemption, which permits acquisitions of any number of securities in private agreements with not more than 5 persons or companies if the value of the consideration does not exceed 115% of the market price of the class of securities at the date of purchase; and

     - normal course purchases in any 12-month period through the facilities of a stock exchange of up to 5% of the class of securities outstanding at the commencement of such period at prices not in excess of the market price at the date of acquisition.

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     Under the CBCA, if, within 120 days of a take-over bid, the holders of 90%
of the shares of any class, excluding shares held by or on behalf of the offeror, accept the take-over bid of that offeror, the offeror is entitled to acquire the remaining shares of that class. The holders of the shares not tendered to the take-over bid may elect to transfer the shares to the offeror on the terms of the take-over bid or to demand payment for the fair value of those shares.

     The securities laws and policies of certain Canadian provinces regulate take-over bids and related transactions involving Canadian public companies, including bids for securities of a corporation by its insiders, bids by a corporation to acquire its own securities, going private transactions in which the interests of shareholders would be terminated in certain circumstances and transactions between a corporation and persons related to the corporation. Depending on the circumstances, these laws and policies seek to enhance minority shareholder protections by providing for such things as independent valuations, approval by a majority of the minority shareholders concerned and enhanced disclosure, and by recommending the use of independent directors to review those matters.

     France

     Under applicable French stock exchange regulations, when a natural person or a legal entity, acting alone or in concert, comes to hold, directly or indirectly, more than one-third of the securities or more than one-third of the voting rights of a listed company, that person or legal entity is obliged to make a tender offer for all the capital stock of the company and all other securities convertible into, or exchangeable or otherwise exercisable for, the capital stock or voting rights of the company. The offer must be on terms and conditions that are acceptable to the CMF and must remain open for 25 trading days.

     The same provisions apply to any natural person or legal entity acting alone or in concert:

     - that holds directly or indirectly between one-third and one-half of the securities or the voting rights of a company and that, in less than twelve consecutive months, increases the number of securities or voting rights it holds by at least 2% of all the securities or voting rights of the company; or

     - where more than one-third of the capital or voting rights of a listed company is held by another company and constitutes an essential part of the other company's assets and where:

        -- a person acquires "control" (as defined under the French commercial code) of the other company; or

        -- a group of persons acting in concert holds more than 50% of the capital or of the voting rights of the other company, without any of those persons having control individually.

     French stock exchange regulations provide certain exemptions to the obligation to make a mandatory offer that may be allowed by the CMF.

     Under French stock market regulations, a shareholder who comes to hold, alone or in concert with others, at least 95% of the voting rights of a listed company may initiate a withdrawal offer (offre publique de retrait) to acquire the shares of the remaining shareholders and, subject to the initiator having decided to do so at the time of the launch of the offer, the withdrawal offer may be followed by a mandatory "squeeze out" (retrait obligatoire) of the remaining minority shareholders. The majority shareholder may also reserve its right to initiate a squeeze out until the withdrawal offer has been completed. In the case of a majority shareholder that holds 95% of the company's voting rights, any holder of voting equity securities that does not belong to the majority group can also apply to the CMF to require the majority shareholder or group to file a withdrawal offer, and consequently to offer to acquire the shares of the minority. In that instance, the consideration to be given to the minority under the squeeze out cannot be lower than the withdrawal offer (and may be required to be higher if any event that would be of influence to the value of the company's securities occurs after the withdrawal offer is declared receivable by the CMF). The consideration offered must, in addition, be appraised by an independent expert.

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     Vivendi Universal's statuts contain provisions that could diminish the likelihood that a potential acquiror will gain control of the company. In particular, under Vivendi Universal's statuts:

     - the voting rights of shareholders who own in excess of 2% of the total voting power of the company are adjusted to that which they would possess if 100% of the shareholders were present or represented at the meeting at which the vote in question takes place; and

     - any person or group that fails to notify the company within 15 days of acquiring or disposing of 0.5% or any multiple of 0.5% of the company's shares may be deprived of voting rights for those shares in excess of the unreported fraction.

     Holders of Vivendi Universal ADSs and holders of exchangeable shares must also comply with these disclosure requirements. These holders are also subject to having their voting rights reduced in the event of noncompliance to the same extent as holders of ordinary shares.

     TRANSACTIONS WITH INTERESTED DIRECTORS AND OFFICERS

     Canada

     Under the CBCA, contracts or transactions in which a director or officer has an interest are not invalid because of that interest, provided that the director or officer who is party to a material contract or transaction discloses his or her interest in writing to the corporation or requests to have entered in the minutes of meetings of directors the nature and extent of his or her interest. If the interest exists, the director generally may not vote on any resolution to approve the contract or transaction. The contract is not void or voidable by reason only of the relationship if such interest is properly disclosed, the contract is approved by the other directors or by the shareholders and the contract was fair and reasonable to the corporation at the time it was approved.

     Where a contract or transaction is proposed that, in the ordinary course of the corporation's business, would not require approval by the directors or shareholders, the interested director or officer shall disclose in writing to the corporation or request to have entered in the minutes of meetings of directors, the nature and the extent of the interest promptly after the director or officer becomes aware of the contract or transaction or proposed contract or transaction.

     France

     Under the French commercial code, any transaction directly or indirectly between a company and a member of its board of directors and/or its managing directors, if any, that cannot be reasonably considered in the ordinary course of business of the company and is not at arm's-length, is subject to the board of directors' prior consent. Any such transaction concluded without the prior consent of the board of directors can be nullified if it causes prejudice to the company. The interested member of the board of directors or managing director can be held liable on this basis. The statutory auditor must be informed of the transaction within one month following its conclusion and must prepare a report to be submitted to the shareholders for approval at their next meeting. In the event the transaction is not ratified by the shareholders at a shareholders' meeting, it will remain enforceable by third parties against the company, but the company may in turn hold the interested member of the board of directors and, in some circumstances, the other members of the board of directors, liable for any damages it may suffer as a result. In addition, the transaction may be canceled if it is fraudulent. Moreover, certain transactions between a corporation and a member of its board of directors who is a natural person and/or its managing directors, if any, are prohibited under the French commercial code.

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                                TAX INFORMATION

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS OF REDEEMING OR EXCHANGING EXCHANGEABLE SHARES AND OF HOLDING VIVENDI UNIVERSAL ADSs

     The summary that follows sets out the material consequences under the Income Tax Act (Canada) (the "Canadian Tax Act") that will generally apply (i) upon the redemption or exchange of exchangeable shares for Vivendi Universal ADSs or (ii) by reason of holding Vivendi Universal ADSs, to a holder of exchangeable shares or Vivendi Universal ADSs respectively who, for purposes of Canadian Tax Act at all relevant times;

     - holds the exchangeable shares and Vivendi Universal ADSs as "capital property";

     - deals at arm's length with, and is not "affiliated" with, any of Seagram, Vivendi Universal, Vivendi Universal Holdings or Vivendi Universal Exchangeco and in respect of whom Vivendi Universal is not a "foreign affiliate"; and

     - is a resident of Canada

and constitutes an opinion of Blakes, Cassels & Graydon LLP.

     This summary does not consider and no opinion is given as to the consequences under the Canadian Tax Act or otherwise of acquiring, holding or disposing of exchangeable shares except by way of redemption or exchange for Vivendi Universal ADSs.

     For purposes of this summary, terms which appear in quotation marks have the meanings given to them by the relevant provisions of the Canadian Tax Act.

     This summary is based on the current provisions of the Canadian Tax Act and the regulations thereunder, the administrative and assessing policies and practices published by the Canada Customs and Revenue Agency (CCRA) prior to today and specific proposals to amend the Canadian Tax Act and regulations thereunder publicly announced by or on behalf of the Canadian Minister of Finance prior to today (referred to as the tax proposals) and a Vivendi officer's certificate with respect to certain matters. No assurances can be given that the tax proposals will be enacted in the form announced or at all.

     This summary does not take into account or anticipate any changes in law or administrative practice, other than the tax proposals, nor does it take into account provincial or territorial taxes or taxes of countries other than Canada.

     THIS DISCUSSION IS A GENERAL DESCRIPTION OF THE CANADIAN FEDERAL INCOME TAX CONSIDERATIONS IN CONNECTION WITH THE REDEMPTION OR EXCHANGE OF EXCHANGEABLE SHARES OR THE HOLDING OF VIVENDI UNIVERSAL ADSs AND DOES NOT DEAL WITH ALL POSSIBLE TAX CONSEQUENCES. WE HAVE NOT TAKEN INTO ACCOUNT YOUR PARTICULAR CIRCUMSTANCES AND DO NOT ADDRESS CONSEQUENCES WHICH MAY BE PARTICULAR TO YOU UNDER PROVISIONS OF CANADIAN INCOME TAX LAW. THEREFORE, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE PARTICULAR CONSEQUENCES TO YOU OF THE REDEMPTION OR EXCHANGE OF EXCHANGEABLE SHARES OR HOLDING THE VIVENDI UNIVERSAL ADSs.

     For purposes of the Canadian Tax Act, all amounts relating to Vivendi Universal ADSs must be expressed in Canadian dollars. Amounts denominated in euros or U.S. dollars must be converted into Canadian dollars based on the euro or U.S. dollar exchange rate generally prevailing at the time such amounts arise.

     In preparing this summary, it has been assumed that the obligations set out in the documents governing the Vivendi Universal ADSs will be carried out as described in those documents. Based on this assumption, holders of Vivendi Universal ADSs will be treated as the owners of the Vivendi Universal shares represented by those Vivendi Universal ADSs.

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     REDEMPTION OR EXCHANGE OF EXCHANGEABLE SHARES

     The tax treatment of amounts received on a disposition of exchangeable shares depends on whether they are disposed of to Vivendi Universal Exchangeco or another person. On a disposition of exchangeable shares to Vivendi Universal Exchangeco (i.e., on a retraction or redemption of those shares), a Canadian resident will generally be considered to:

     - realize a deemed dividend equal to the amount by which the proceeds of disposition received from Vivendi Universal Exchangeco (i.e., the fair market value at the time of disposition of the Vivendi Universal ADSs received and any cash in lieu of a fractional Vivendi Universal ADS, plus any amount received in respect of unpaid dividends) exceed the "paid-up capital" of those exchangeable shares at that time;

     - realize a capital gain (or capital loss), equal to the amount by which the proceeds of disposition described above, less the deemed dividend described above, exceed (or are less than) the sum of: (1) the Canadian resident's "adjusted cost base" of those exchangeable shares determined immediately before the disposition, and (2) any reasonable costs of disposition; and

     - acquire those Vivendi Universal ADSs, at a cost equal to their fair market value at that time (which cost is averaged with the "adjusted cost base" of any other Vivendi Universal ADSs, held by the Canadian resident as "capital property" at that time).

     For a description of the tax treatment of dividends, see "-- Dividends on Exchangeable Shares." In the case of a Canadian resident that is a corporation, in some cases, the deemed dividend may be considered not to be a dividend, but rather proceeds of disposition. For a description of the tax treatment of capital gains and losses, see "-- Capital Gains and Capital Losses."

     On a disposition of exchangeable shares to Vivendi Universal Holdings (i.e., on the exercise by Vivendi Universal Holdings of any of the call rights) or Vivendi Universal (i.e., on the exercise of the exchange rights), subject to the comments under "-- Economic Statement of October 18, 2000," a Canadian resident will be considered to:

     - dispose of those exchangeable shares for proceeds of disposition equal to the fair market value determined at the time of disposition of the Vivendi Universal ADSs received on the exchange and any cash in lieu of a fractional Vivendi Universal ADS plus any amount received from Vivendi Universal or Vivendi Universal Holdings equal to the amount of declared and unpaid dividends on the exchangeable shares, unless this latter amount is required to be included in computing income as a dividend;

     - realize a capital gain (or capital loss) equal to the amount by which those proceeds of disposition exceed (or are less than) the sum of: (1) the Canadian resident's "adjusted cost base" of the exchangeable shares determined immediately before the disposition, and (2) any reasonable costs of disposition; and

     - acquire those Vivendi Universal ADSs, at a cost equal to their fair market value at that time (which cost is averaged with the "adjusted cost base" of any other Vivendi Universal ADSs, held by the Canadian resident as "capital property" at that time).

     Because of certain call rights and the exchange rights, a holder of exchangeable shares cannot control whether the shares will be acquired by Vivendi Universal Exchangeco (by way of retraction or redemption) or by Vivendi Universal Holdings or Vivendi Universal (by the way of a purchase). As outlined above, the income tax consequences of a retraction or redemption differ significantly from those of a purchase. For a description of the tax treatment of capital gains and losses, see "-- Capital Gains and Capital Losses."

     ECONOMIC STATEMENT OF OCTOBER 18, 2000

     In the Economic Statement released on October 18, 2000, the Canadian Minister of Finance announced a proposal to formulate and introduce a rule to permit shares of a Canadian corporation held by a Canadian resident to be exchanged for shares of a foreign corporation on a tax-deferred basis. This statement included

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no details of the circumstances in which such tax-deferred share-for-share exchange could occur but rather indicated that these rules would be developed in consultation with the private sector. The Minister's statement indicated that any such rule would not be effective before the public release of draft legislation including such rule. It is possible that the draft legislation, once released, might permit the exchange of exchangeable shares for Vivendi Universal ADSs to occur on a tax-deferred basis. However, until such rule is developed and released, it is not possible to state whether it would apply to such exchange. Holders of exchangeable shares should consult their own tax advisors once the draft legislation is released to determine how it might apply in their particular circumstances, if at all.

     DIVIDENDS ON VIVENDI UNIVERSAL ADSs

     Dividends on Vivendi Universal ADSs (and any avoir fiscal (a French tax credit that is described under "-- French Tax Considerations of Holding and Disposing of Vivendi Universal Shares")), including the amount of taxes withheld therefrom, are included in the Canadian resident's income when received and are not eligible for:

     - the gross-up and dividend tax credit, in the case of recipients who are "individuals"; or

     - the deduction in computing taxable income, in the case of recipients that are corporations;

in each case, as described under "-- Dividends on Exchangeable Shares." A "Canadian-controlled private corporation" may be liable to pay a refundable tax of 6 2/3% on such amounts. French withholding tax on such amounts may be credited against the Canadian resident's income tax payable or deducted from income subject to limitations in the Canadian Tax Act. See "-- French Tax Considerations of Holding and Disposing of Vivendi Universal Shares."

     DISPOSITION OF VIVENDI UNIVERSAL ADSs

     On a disposition of Vivendi Universal ADSs, a Canadian resident will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition received exceed (or are less than) the sum of: (1) the Canadian resident's "adjusted cost base" of those Vivendi Universal ADSs, and
(2) any reasonable costs of disposition. For a description of the tax treatment of capital gains and losses, see "-- Capital Gains and Capital Losses."

     DIVIDENDS ON EXCHANGEABLE SHARES

     For purposes of the discussion below, dividends generally include deemed dividends under the Canadian Tax Act.

     Dividends on exchangeable shares received by an "individual" (including most trusts) are included in computing the individual's income when received and are generally subject to the gross-up and dividend tax credit rules generally applicable to taxable dividends received from a corporation resident in Canada.

     Subject to the discussion below as to the denial of the dividend received deduction, in the case of a Canadian resident that is a corporation, other than a "specified financial institution," dividends received on the exchangeable shares will be included in computing income and will generally be deductible in computing taxable income. In the case of a Canadian resident that is a "specified financial institution", a dividend will be deductible in computing taxable income only if either: (1) the "specified financial institution" did not acquire the exchangeable shares in the ordinary course of the business carried on by it, or (2) at the time of the receipt of the dividend, the exchangeable shares are listed on a "prescribed stock exchange in Canada" (which includes The Toronto Stock Exchange) and the "specified financial institution", either alone or together with persons with whom it does not deal at arm's length, does not receive dividends in respect of more than 10% of the issued and outstanding exchangeable shares.

     If Vivendi Universal or any other person with whom Vivendi Universal does not deal at arm's length is a "specified financial institution" when a dividend is paid on an exchangeable share, then subject to the exemption described below, dividends received by a Canadian resident that is a corporation will be included in

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computing income but will not be deductible in computing taxable income. Vivendi has advised counsel that it is a "specified financial institution" at the current time. This denial of the dividend deduction will not however apply if, at the time a dividend is received, the exchangeable shares are listed on a "prescribed stock exchange" (which includes The Toronto Stock Exchange), Vivendi Universal is "related" to Vivendi Universal Exchangeco (as it is now) and dividends are not paid to the recipient (together with persons with whom the recipient does not deal at arm's length, or any partnership or trust of which the recipient or person is a member or beneficiary, respectively) in respect of more than 10% of the issued and outstanding exchangeable shares.

     A "private corporation" or a "subject corporation" may be liable under Part IV of the Canadian Tax Act to pay a refundable tax of 33 1/3% on dividends received on exchangeable shares to the extent they are deductible in computing taxable income. A "Canadian-controlled private corporation" may be liable to pay an additional refundable tax of 6 2/3% on dividends received on exchangeable shares to the extent they are not deductible in computing taxable income. Dividends received on the exchangeable shares will not be subject to the 10% tax under Part IV.1 of the Canadian Tax Act.

     CAPITAL GAINS AND CAPITAL LOSSES

     Under the current provisions of the Canadian Tax Act, three-quarters of any capital gain (the "taxable capital gain") is required to be included in the Canadian resident's income for the taxation year of disposition, and three-quarters of any capital loss (the "allowable capital loss") may generally be deducted against the Canadian resident's "taxable capital gains" for the taxation year of disposition. On February 28, 2000, the Canadian Minister of Finance announced a proposal to reduce the portion of capital gains included as "taxable capital gains" and capital losses included as "allowable capital losses" from three-quarters to two-thirds, effective for dispositions occurring after February 27, 2000. On October 18, 2000, the Canadian Minister of Finance announced a proposal to further reduce the portion of capital gains included as "taxable capital gains" and capital losses included as "allowable capital losses" from two-thirds to one-half, effective for dispositions occurring after October 17, 2000. Both proposals include special transitional rules governing the inclusion rate of capital gains and capital losses realized in 2000. "Allowable capital losses" in excess of "taxable capital gains" in a particular taxation year can generally be deducted against the net "taxable capital gains" of the three immediately prior taxation years or any later taxation year, subject to certain limitations in the Canadian Tax Act and the tax proposals described in this paragraph. Shareholders realizing capital gains or capital losses in 2000 or deducting "allowable capital losses" from one taxation year against net "taxable capital gains" of another taxation year in which the relevant inclusion rate differs should consult their own tax advisors as to how the rules in the tax proposals described in this paragraph apply to their particular circumstances.

     When an "individual" (other than certain trusts) realizes a capital gain, alternative minimum tax may arise, depending on the "individual's" particular circumstances. A "Canadian-controlled private corporation" may be liable to pay an additional refundable tax of 6 2/3% on "taxable capital gains."

     The amount of any capital loss realized by a corporation on the disposition of a share may be reduced by the amount of dividends received or deemed to be received on that share. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, directly or indirectly through a partnership or trust.

     FOREIGN INVESTMENT ENTITY DRAFT LEGISLATION

     On June 22, 2000, the Canadian Minister of Finance released draft legislation to amend the Canadian Tax Act to implement a proposal concerning the taxation of holdings in "foreign investment entities." On September 7, 2000 the Minister of Finance issued a release announcing that the implementation date and the consultation period for the draft legislation would be extended, that certain modifications to the draft legislation would be made and that revised draft legislation would be released early in 2001. In general terms, the draft legislation would apply to a share in or a right to acquire a share of a "foreign investment entity." Vivendi Universal would be a "foreign investment entity" if the "carrying value" of its "investment property"

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is more than 50% of the "carrying value" of all of its property, determined in accordance with detailed rules in the draft legislation.

     If Vivendi Universal were a "foreign investment entity" (and certain exceptions did not apply), a Canadian resident would be required to mark-to-market its Vivendi Universal ADSs or, if the Canadian resident so elects and the relevant information is made available, to take into account in computing income the relevant share in the underlying income of Vivendi Universal, calculated in accordance with Canadian tax rules (whether or not cash distributions were received by the Canadian resident).

     The proposed new rules would generally apply for taxation years after 2001 and would require a determination, on an annual basis, as to whether or not Vivendi Universal is a "foreign investment entity" (and, if so, whether certain other exceptions to the rules might apply).

     Based on the draft legislation as it is proposed to be amended and a preliminary review of certain currently available financial information, Vivendi Universal believes, based in part on information provided by Seagram, that it is unlikely that Vivendi Universal would, as of today's date, be a "foreign investment entity" and, although no assurances can be given in that regard, Vivendi Universal is not aware of any circumstance that would cause this conclusion to change in the future. The draft legislation is complex and if applicable may affect both the timing and in certain cases the character of amounts included in income in respect of holding Vivendi Universal ADSs. In addition, there is considerable uncertainty as to whether the draft legislation will be implemented in its current form. Accordingly, Canadian residents should consult their tax advisors regarding the possible application of these rules.

     ELIGIBILITY FOR INVESTMENT IN CANADA OF THE VIVENDI UNIVERSAL ADSs

     The Vivendi Universal ADSs would, if issued today, be "qualified investments" for trusts governed by "registered retirement savings plans," "registered retirement income funds," "deferred profit sharing plans" or "registered education savings plans," provided that the underlying Vivendi Universal ordinary shares are, at all relevant times, listed on a "prescribed stock exchange" (which includes the Paris Bourse).

     Vivendi Universal ADSs will be "foreign property." Trusts governed by "registered pension plans", "registered retirement savings plans", "registered retirement income funds" or "deferred profit sharing plans" and certain other persons described in Part XI of the Canadian Tax Act are subject to a penalty tax on the "cost amount" of "foreign property" that they own in excess of certain limits. Under the current provisions of the Canadian Tax Act, the general limit is 30% of the "cost amount" of all property owned after the year 2000; for the year 2000, the limit is 25%. The penalty tax is imposed at a rate of 1% per month of the "cost amount" of the excess "foreign property."

U.S. FEDERAL INCOME TAX CONSIDERATIONS OF HOLDING VIVENDI UNIVERSAL SHARES

     The summary that follows sets out the principal U.S. federal income tax considerations of holding Vivendi Universal shares under the Internal Revenue Code of 1986, as amended, which will generally apply to U.S. holders of Vivendi shares.

     For purposes of this discussion, a U.S. holder means:

     - an individual citizen or resident of the U.S.;

     - a corporation or other entity taxable as a corporation created or organized under the laws of the U.S. or any of its political subdivisions;

     - a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

     - an estate that is subject to U.S. federal income tax on its income regardless of its source.

     A non-U.S. holder is a holder of Vivendi Universal shares that is not a U.S. holder. If a partnership holds Vivendi Universal shares, the consequences to a partner generally will depend upon the activities of the

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partnership and the status of the partner. A partner of a partnership that will hold Vivendi Universal shares should consult its tax advisor.

     This discussion is based upon the Internal Revenue Code of 1986, as amended, U.S. Treasury regulations, administration rulings and judicial decisions currently in effect, all of which are subject to change, possibly with retroactive effect. This discussion summarizes the U.S. federal income tax consequences to holders who hold their shares or ADSs as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, and who are not insurance companies, tax-exempt organizations, dealers in securities and foreign currency, banks or trusts, persons that hold their shares or ADSs as part of a straddle, a hedge against currency risk or a constructive sale or conversion transaction, persons that have a functional currency other than the U.S. dollar, persons subject to alternative minimum tax, investors in pass-through entities, shareholders who acquired their shares through the exercise of options or otherwise as compensation or through a tax qualified retirement plan, or holders of options granted under any benefit plan.

     TAX CONSEQUENCES OF HOLDING VIVENDI UNIVERSAL SHARES

     The following summary discusses the material U.S. federal income tax consequences of holding Vivendi Universal shares.

     U.S. HOLDERS OF VIVENDI UNIVERSAL SHARES

     This section is based in part upon the assumption that each obligation in the amended and restated deposit agreement among Vivendi, The Bank of New York and all owners of Vivendi ADRs issued under the original deposit agreement, and any related agreement, will be performed in accordance with its terms. Based on this assumption, a U.S. holder who holds Vivendi Universal ADRs evidencing Vivendi Universal ADSs will be treated as the owner of the Vivendi Universal ordinary shares represented by those Vivendi Universal ADSs. As a consequence, exchanges of Vivendi Universal ordinary shares for Vivendi Universal ADSs, and Vivendi Universal ADSs for Vivendi Universal ordinary shares, generally will not be subject to U.S. federal income tax.

     DIVIDENDS ON VIVENDI UNIVERSAL SHARES

     A U.S. holder of Vivendi Universal shares must include in gross income the gross amount of any dividend paid by Vivendi Universal out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), including any avoir fiscal, precompte or French tax withheld (in each case, see discussion under "-- French Tax Considerations of Holding and Disposing of Vivendi Universal Shares"). In the case of Vivendi Universal ADSs, the dividend is ordinary income that must be included in income when the depositary for Vivendi Universal ordinary shares receives the dividend, actually or constructively. Any distribution in excess of current or accumulated earnings and profits will be treated as a tax-free return of capital that reduces the tax basis in the U.S. holder's Vivendi Universal shares and any remaining amount will be treated as capital gain from the sale or exchange of Vivendi Universal shares.

     The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that must be included in income by a U.S. holder will be the U.S. dollar value of the payments made, determined at the spot rate of exchange on the date the dividend distribution is includible in income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss. This exchange gain or loss generally will be income from sources within the U.S. for foreign tax credit limitation purposes.

     Subject to certain limitations, any French tax withheld and paid over to France (including any tax withheld from an avoir fiscal) will be creditable against a U.S. holder's U.S. federal income tax liability. Dividends will be income from sources outside the United States, but generally will be classified as "passive income" or "financial services income," which is treated separately from other types of income for purposes of

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computing the foreign tax credit allowable to a U.S. holder. A U.S. holder may also elect to deduct, rather than credit, any French tax withheld.

     DISPOSITION OF VIVENDI UNIVERSAL SHARES

     When a U.S. holder sells or otherwise disposes of Vivendi Universal shares in a taxable transaction, that holder will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the holder's tax basis, determined in U.S. dollars, in those Vivendi Universal shares. This gain or loss will generally be income from sources within the U.S. for foreign tax credit limitation purposes.

     PASSIVE FOREIGN INVESTMENT COMPANY

     Vivendi Universal believes that it will not be treated as a passive foreign investment company (PFIC) for U.S. federal income tax purposes for the current taxable year or for future taxable years. However, an actual determination of PFIC status is fundamentally factual in nature and cannot be made until the close of the applicable taxable year. Vivendi Universal will be a PFIC for any taxable year in which either:

     - 75% or more of its gross income is passive income; or

     - its assets that produce passive income or that are held for the production of passive income amount to at least 50% of the value of total assets on average.

     If Vivendi Universal were to become a PFIC, the tax applicable to distributions on Vivendi Universal shares or to any gains realized on disposition of Vivendi Universal shares may be less favorable to you. A U.S. holder or potential U.S. holder should consult its own tax advisor regarding the PFIC rules and their effect.

     NON-U.S. HOLDERS OF VIVENDI UNIVERSAL SHARES

     Dividends on Vivendi Universal Shares

     Dividends paid to a non-U.S. holder of Vivendi Universal shares generally will not be subject to U.S. federal income tax or withholding tax unless such dividend income is effectively connected with the conduct of a trade or business within the United States.

     Dispositions of Vivendi Universal Shares

     Gain recognized on a non-U.S. holder's sale or other taxable disposition of Vivendi Universal shares generally will not be subject to U.S. federal income tax or withholding tax unless (1) the gain is effectively connected with the non-U.S. holder's conduct of a trade or business within the United States, (2) in the case of an individual, the non-U.S. holder has been present in the United States for 183 days or more during the taxable year of the sale or other taxable disposition and certain other conditions are satisfied or (3) the non-U.S. holder is subject to tax pursuant to the provisions of the Internal Revenue Code of 1986, as amended, applicable to certain U.S. expatriates.

     BACKUP WITHHOLDING AND INFORMATION REPORTING

     Dividend payments on the Vivendi Universal shares and proceeds from the sale, exchange or other disposition of the Vivendi Universal shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. U.S. federal backup withholding generally is a withholding tax imposed at the rate of 31% on specified payments to persons that fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number (in the case of a U.S. holder) or certificate of foreign status (in the case of a non-U.S. holder) and makes any other required certification, or who is otherwise exempt from backup withholding. Any U.S. holders required to establish their exempt status generally must file Internal Revenue Service Form W-9, entitled Request for Taxpayer Identification Number and Certification. Finalized Treasury regulations, which

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will be applicable to payments made after December 31, 2000, have generally expanded the circumstances under which information reporting and backup withholding may apply.

     Amounts withheld as backup withholding may be credited against the holder's U.S. federal income tax liability. The holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

     EACH U.S. HOLDER AND NON-U.S. HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES, AND ITS PARTICULAR CIRCUMSTANCES, UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED, AND THE LAWS OF ANY OTHER TAXING JURISDICTION, OF HOLDING VIVENDI UNIVERSAL SHARES.

FRENCH TAX CONSIDERATIONS OF HOLDING AND DISPOSING OF VIVENDI UNIVERSAL SHARES

     The summary that follows sets out the material French income tax considerations applicable to dividends received in connection with Vivendi Universal shares and to capital gains derived, in each case, from the sale of Vivendi Universal shares by a shareholder having his or her tax residence outside France and constitutes the opinion of Bureau Francis Lefebvre. This summary is based on the current provisions of French tax laws, which do not contain any express provisions relating to dividends paid to or capital gains made by shareholders holding only depositary receipts evidencing ownership of the underlying shares in respect of which dividends are paid or capital gains are made.

     DIVIDENDS

     Dividends of a French company, such as Vivendi Universal, paid to a shareholder having his or her tax residence outside France are generally subject to a 25% withholding tax and do not give rise to the transfer of the avoir fiscal. The applicability of the withholding tax may, however, be subject to reduction in accordance with the particular tax treaty between France and the jurisdiction of residence of the dividend recipient.

     U.S. Residents

     The following is a general summary of the principal French tax consequences that apply to you as a holder of Vivendi Universal shares, if all of the following requirements are met:

     - you own, directly or indirectly, less than 10% of the share capital of Vivendi Universal;

     - you are:

        -- a citizen or resident of the United States for U.S. federal income tax purposes;

        -- a U.S. domestic corporation; or

        -- otherwise subject to U.S. federal income taxation on a net income basis in respect of your shares of Vivendi Universal;

     - you are entitled to the benefits of the U.S.-France tax treaty under the "Limitations of Benefits" article of that treaty;

     - you hold your Vivendi Universal shares as capital assets;

     - your functional currency is the U.S. dollar; and

     - your ownership of the Vivendi Universal shares is not effectively connected with a permanent establishment or a fixed base in France.

     Withholding Tax. Under the U.S.-France tax treaty, you will be subject to withholding on dividends at the reduced rate of 15%, provided that you:

     - complete French Treasury Form RF1 A EU-No. 5052 and return it to French tax authorities before the date of payment of the dividend. If you are not an individual, you must also send the French tax authorities an affidavit attesting that you are the beneficial owner of all the rights attached to the full ownership of the shares; or

     - if you cannot complete French Treasury Form RF1 A EU-No. 5052 before the date of payment of the dividend, you may complete a simplified certificate and send it to the French tax authorities. This certificate must state that:

        -- you are a resident of the U.S. for purposes of the U.S.-France tax treaty;

        -- your ownership of Vivendi Universal shares is not effectively connected with a permanent establishment or a fixed base in France;

        -- you own all the rights attached to the full ownership of the shares, including, among other things, the dividend rights;

        -- you are subject to U.S. income tax on the payment of the dividend and the related avoir fiscal and you are the full owner of the shares;

        -- you meet all the requirements of the U.S.-France tax treaty for the reduced rate of withholding tax; and

        -- you claim the reduced rate of withholding tax.

     If you have not completed French Treasury Form RF1 A EU-No. 5052 or the simplified certificate before the dividend payment date, you will be subject to French withholding tax at the rate of 25%. In that case, you may claim a refund of the excess withholding tax by completing and providing the French tax authorities with French Treasury Form RF1 A EU-No. 5052 before December 31 of the calendar year following the year during which the dividend is paid. Please note that the French tax authorities have recently accepted that such claims can be provided until December 31 of the second calendar year following the year during which the withholding tax is levied.

     Avoir Fiscal. Under the U.S.-France tax treaty, you may be entitled, in certain circumstances, to the avoir fiscal. The avoir fiscal is generally equal to 50% of the dividend paid for individuals or for companies owning a stake exceeding 10% or FF 150 million (or 5% as of January 1, 2001 if certain proposed legislation is adopted) and 40% for other shareholders. Please note that the 40% rate of avoir fiscal could be reduced to 25% for dividends paid in year 2000 and to 15% for dividends paid in 2001, should the modification of the legislation currently examined by the French Parliament in the course of the discussion of the 2001 Finance Bill be definitively adopted as presently drafted. In addition, if this legislation is adopted, companies owning less than a 5% stake in a French company would only be entitled to the avoir fiscal at the reduced rate of 25% or 15%, but companies owning more than a 5% stake in a French company would be entitled to the avoir fiscal at the increased rate of 50%. Being an individual or a company that owns, directly or indirectly, less than 10% of the share capital of Vivendi Universal, you may be entitled to a payment equal to the avoir fiscal, less a 15% withholding tax, if any one of the following applies to you:

     - you are an individual or other non-corporate holder that is a resident of the U.S. for purposes of the U.S.-France tax treaty;

     - you are a U.S. corporation, other than a regulated investment company;

     - you are a U.S. corporation that is a regulated investment company and that owns, directly or indirectly, less than 10% of the share capital of our company, provided that less than 20% of your shares or ADSs are beneficially owned by persons who are neither citizens nor residents of the U.S.; or

     - you are a partnership or a trust that is a resident of the United States for purposes of the U.S.-France tax treaty, but only to the extent that your partners, beneficiaries or grantors would qualify as eligible under the first or second points on this list and are subject to U.S. income tax with respect to such dividends and the payment of the avoir fiscal.

     If you are eligible, you may claim the avoir fiscal by completing French Treasury Form RF1 A EU-No. 5052 and sending it to the French tax authorities before December 31 of the year following the year in which the dividend is paid. Please note that the French tax authorities have recently accepted that such claims can be provided until December 31 of the second calendar year following the year during which the withholding tax is levied. As noted below, you will not receive this payment until after January 15 of the calendar year following the year in which the dividend was paid. To receive the payment, you must submit a claim to the French tax authorities and attest that you are subject to U.S. income taxes on the payment of the avoir fiscal and the related dividend and that you are the full owner of the shares. For partnerships or trusts, the partners, beneficiaries or grantors, as applicable, must make this attestation.

     Additional specific rules apply to the following:

     - tax-exempt U.S. pension funds, which include the exempt pension funds established and managed in order to pay retirement benefits subject to the provisions of Section 401(a) of the Internal Revenue Code of 1986 (qualified retirement plans), Section 403 of the Internal Revenue Code of 1986 (tax deferred annuity contracts) or Section 457 of the Internal Revenue Code of 1986 (deferred compensation plans); and

     - various other tax-exempt entities, including certain state-owned institutions, not-for-profit organizations and individuals (with respect to dividends they beneficially own and that are derived from an individual retirement account).

     Entities in these two categories are eligible for a reduced withholding tax rate of 15% on dividends, subject to the same withholding tax filing requirements as eligible U.S. holders, except that they may have to supply additional documentation evidencing their entitlement to these benefits. These entities are not entitled to the full avoir fiscal. They may claim a partial avoir fiscal equal to 30/85 (approximately 35.3%) of the gross avoir fiscal, provided that they own, directly or indirectly, less than 10% of the capital of Vivendi Universal and that they satisfy the filing formalities specified in U.S. Internal Revenue Service regulations.

     The avoir fiscal or partial avoir fiscal and any French withholding tax refund are generally expected to be paid within 12 months after the holder of shares files the applicable French Tax Forms. However, they will not be paid before January 15 following the end of the calendar year in which the dividend is paid.

     The Precompte. A French company must pay an equalization tax known as the "precompte" to the French tax authorities if it distributes dividends out of:

     - profits that have not been taxed at the ordinary corporate income tax rate; or

     - profits that have been earned and taxed more than five years before the distribution.

     The amount of the precompte is 50% of the net dividends before withholding tax.

     In the situation where Vivendi Universal would pay the precompte, the shareholders entitled to the avoir fiscal at the 40% rate (reduced to 25% or 15% if the 2001 Finance Bill, as currently drafted, is adopted), would also be entitled to a specific tax credit equal 20% (increased to 50% or 70% if the 2001 Finance Bill, as currently drafted, is adopted) of the precompte paid by Vivendi Universal. According to our information foreign shareholders entitled to the avoir fiscal at the 40% rate (reduced to 25% or 15% if the 2001 Finance Bill, as currently drafted, is adopted) should also be entitled to this specific tax credit.

     If you are not entitled to the full avoir fiscal (as described above), you may generally obtain a refund from the French tax authorities of any precompte paid by Vivendi Universal with respect to dividends distributed to you. Under the U.S.-France tax treaty, the amount of the precompte refunded to U.S. residents is reduced by the 15% withholding tax applied to dividends and by the partial avoir fiscal, if any. You are entitled to a refund of any precompte that Vivendi Universal actually pays in cash, but not to any precompte that Vivendi Universal pays by offsetting French and/or foreign tax credits. To apply for a refund of the precompte, you should file French Treasury Form RF1 B EU-No. 5053 before the end of the year following the year in which the dividend was paid.

     Canadian Residents

     The following is a general summary of the main French tax consequences that apply to you as a holder of Vivendi Universal shares, if all the following requirements are met:

     - you hold, directly or indirectly, less than 10% of the share capital of Vivendi Universal;

     - you are a resident of Canada for the purposes of the Canada-France tax treaty;

     - your ownership of the Vivendi Universal shares is not effectively connected with a permanent establishment or a fixed base in France.

     Withholding Tax. Under the Canadian-France tax treaty, you will be subject to withholding on dividends at the reduced rate of 15%, provided that you:

     - Complete French Treasury Form RF No. 5001 A and return it to the French tax authorities before the date of payment of the dividend.

     - If you cannot complete French Treasury Form RF No. 5001 A before the date of payment of the dividend, you may complete a simplified certificate and send it to the French tax authorities. This certificate must state that:

        -- you are a resident of Canada for purposes of the Canada-France tax treaty;

        -- your ownership of Vivendi Universal shares is not effectively connected with a permanent establishment or a fixed base in France;

        -- you own all the rights attached to the full ownership of the shares, including, among other things, the dividend rights;

        -- you are subject to Canadian income tax on the payment of the dividend and the related avoir fiscal and you are the full owner of the shares;

        -- you meet all the requirements of the Canada-France tax treaty for the reduced rate of withholding tax; and

        -- you claim the reduced rate of withholding tax.

     If you have not completed French Treasury Form No. 5001A or the simplified certificate before the dividend payment date, you will be subject to French withholding tax at the rate of 25%. In that case, you may claim a refund of the excess withholding tax by completing and providing the French tax authorities with French Treasury Form No. 5001 A before December 31 of the calendar year following the year during which the dividend is paid. Please note that the French tax authorities have recently accepted that such claims can be provided until December 31 of the second calendar year following the year during which withholding tax is levied.

     Avoir Fiscal. Under the Canada-France tax treaty, you may be entitled, in certain circumstances, to a French tax credit called the avoir fiscal. The avoir fiscal is generally equal to 50% of the dividend paid for individuals or for companies owning a stake exceeding 10% or FF 150 million (or 5% as of January 1, 2001 if certain proposed legislation is adopted), and 40% of the dividend paid for other shareholders. Please note that the 40% rate of avoir fiscal could be reduced to 25% for dividends paid in year 2000 and to 15% for dividends paid in 2001, should the modification of the legislation currently examined by the French Parliament in the course of the discussion of the 2001 Finance Bill be definitively adopted as presently drafted. In addition, if this legislation is adopted, companies owning less than a 5% stake in a French company would only be entitled to the avoir fiscal at the reduced rate of 25% or 15%, but companies owning more than a 5% stake in a French company would be entitled to the avoir fiscal at the increased rate of 50%.

     Being an individual or a company that owns, directly or indirectly, less than 10% of the share capital of Vivendi Universal, you may be entitled to a payment equal to the avoir fiscal, less a 15% withholding tax, if you are the beneficial owner of the dividends.

     If you are eligible, you may claim the avoir fiscal by completing French Treasury Form No. 5001 A and sending it to the French tax authorities before December 31 of the year following the year in which the dividend is paid. Please note that the French tax authorities have recently accepted that such claims can be provided until December 31 of the second calendar year following the year during which the withholding tax is levied. The Canadian tax authorities must attest that you are subject to Canadian income taxes on the payment of the avoir fiscal and the related dividend and you are the full owner of the shares.

     The avoir fiscal or any French withholding tax refund is generally expected to be paid within 12 months after the holder of shares files applicable French Tax Forms. However, you will not receive any payment before January 15 following the end of the calendar year in which the dividend is paid.

     Precompte. A French company must pay an equalization tax known as the precompte to the French tax authorities if it distributes dividends out of:

        - profits that have not been taxed at the ordinary corporate income tax rate; or

        - profits that have been earned and taxed more than five years before the distribution.

     The amount of the precompte is 50% of the net dividends before withholding tax.

     In the situation where Vivendi Universal would pay the equalization tax ("precompte"), the shareholders entitled to the avoir fiscal at the 40% rate (reduced to 25% or 15% if the 2001 Finance Bill, as currently drafted, is adopted) would also be entitled to a specific tax credit equal 20% (increased to 50% or 70% if the 2001 Finance Bill, as currently drafted, is adopted), of the precompte paid by Vivendi Universal. According to our information foreign shareholders entitled to the avoir fiscal at the 40% rate (reduced to 25% or 15% if the 2001 Finance Bill, as currently drafted, is adopted), should also be entitled to this specific tax credit.

     Shareholders that are not entitled to a payment equal to the avoir fiscal may generally obtain a refund from the French tax authorities of any precompte paid by Vivendi Universal with respect to dividends distributed.

     As an individual or a company that owns less than 10% of the share capital of Vivendi Universal entitled to the avoir fiscal, you should not have to claim a refund of the precompte.

     If you are a resident of Quebec, the specific rules from the fiscal agreement concluded between Quebec and France may apply to dividends distributed by Vivendi Universal.

     TAXATION OF CAPITAL GAINS

     Subject to the provisions of applicable tax treaties, capital gains realized at the time of the sale of securities by persons who do not have their tax residence in France in accordance with article 4B of the French Tax Code, or whose registered office is located outside of France (and which does not have a permanent establishment or fixed base in France whose assets include the shares being sold) are not taxable in France provided that the vendor and his family group have not directly or indirectly held more than 25% of the rights to earnings of the company at any time during the five years preceding the sale.

     U.S. Residents

     If you are a resident of the U.S. for purposes of the U.S.-France tax treaty, you will not be subject to French tax on any capital gain if you sell or exchange your Vivendi Universal shares, unless you have a permanent establishment or fixed base in France and the Vivendi Universal shares you sold or exchanged were part of the business property of that permanent establishment or fixed base. Special rules apply to individuals who are residents of more than one country.

     Canadian Residents

     If you are a resident of Canada for purposes of the Canada-France tax treaty, you will not be subject to French tax on any capital gain if you sell or exchange your Vivendi Universal shares, unless you (i) are a national of France or have been a resident of France for ten years or more prior to the date of the sale and,

(ii) have been a resident of France at any time within the five-year period immediately preceding the date of the sale.

     If an individual meets these two conditions, capital gains realised on the sale or exchange of Vivendi Universal shares will also be subject to French tax (taxation at the proportional rate of 16%). Generally, under French tax law (art. 244 bis C of the French Tax Code) such gains are nevertheless tax-exempt when realized by non-residents. Individuals who may qualify for this exemption should consult their tax advisors to determine the applicability of this rule to their specific situation.

     If you are a resident of Quebec, the specific rules from the fiscal agreement concluded between Quebec and France may apply to capital gains realised on the sale or exchange of your Vivendi Universal shares.

     FRENCH ESTATE AND GIFT TAXES

     U.S. Residents

     Under "The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978," if you transfer your Vivendi Universal ADSs by gift or if they are transferred by reason of your death, that transfer will be subject to French gift or inheritance tax only if one of the following applies:

     - you are domiciled in France at the time of making the gift, or at the time of your death; or

     - you used the Vivendi Universal shares in conducting a business through a permanent establishment or fixed base in France, or you held the Vivendi Universal shares for that use.

     Canadian Residents

     No tax treaty has been concluded between France and Canada with respect to inheritance and gift tax (or between France and Quebec). If you transfer your Vivendi Universal shares by gift or if they are transferred by reason of your death, that transfer will be subject to French gift or inheritance tax, even if the beneficiary (your heir or donee) is not a resident of France.

     FRENCH WEALTH TAX

     U.S. Residents

     The French wealth tax does not generally apply to shares if the holder is a resident of the United States for purposes of the U.S.-France tax treaty.

     Canadian Residents

     The French wealth tax does not generally apply to shares if the holder is a resident of Canada for purposes of the Canada-France tax treaty.

     THE ABOVE IS A SUMMARY ONLY OF CERTAIN FRENCH TAX CONSIDERATIONS FOR U.S. AND CANADIAN RESIDENT HOLDERS OF VIVENDI UNIVERSAL SHARES. IT IS OF A GENERAL NATURE ONLY AND EACH SHAREHOLDER SHOULD CONSULT HIS OR HER OWN TAX, FINANCIAL AND LEGAL ADVISORS AS TO THE CONDITIONS UNDER WHICH SUCH PERSON MAY BENEFIT FROM A REDUCTION OF THE FRENCH WITHHOLDING TAX AND FROM A TRANSFER OF THE AVOIR FISCAL UNDER THE PROVISIONS OF ANY APPLICABLE TAX TREATY.

                             ADDITIONAL INFORMATION

          ENFORCEABILITY OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS

     Vivendi Universal is a corporation organized under the laws of France. Certain of Vivendi Universal's directors and officers are citizens or residents of countries other than the United States. Substantial portions of those companies' assets are located outside the United States. Accordingly, it may be difficult for investors:

     - to obtain jurisdiction over Vivendi Universal or their directors or officers in courts in the United States in actions predicated on the civil liability provisions of the U.S. federal securities laws;

     - to enforce against Vivendi Universal or their directors or officers judgments obtained in such actions;

     - to obtain judgments against Vivendi Universal or their directors or officers in original actions in non-U.S. courts predicated solely upon the U.S. federal securities laws; or

     - to enforce against Vivendi Universal or their directors or officers in non-U.S. courts judgments of courts in the United States predicated upon the civil liability provisions of the U.S. federal securities laws.

     Actions brought in France for enforcement of judgments of U.S. courts rendered against French persons, including directors and officers of Vivendi Universal, would require those persons to waive their right to be sued in France under Article 15 of the French Civil Code. In addition, actions in the United States under the U.S. federal securities laws could be affected under certain circumstances by the French law of July 16, 1980, which may preclude or restrict the obtaining of evidence in France or from French persons in connection with those actions. Each of the foregoing statements applies as well to certain of the experts listed below.

                                    EXPERTS

     The consolidated financial statements of Vivendi included in this prospectus have been so included in reliance on the report of Barbier Frinault & Cie and RSM Salustro Reydel, independent accountants, given on the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Seagram as of June 30, 2000 and 1999 and for each of the three years in the period ended June 30, 2000 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the Vivendi Universal ordinary shares offered by this prospectus will be passed on for Vivendi Universal by Gilbert Klajnman.

     Wachtell, Lipton, Rosen & Katz, special U.S. counsel to Vivendi Universal, has passed upon certain U.S. federal income tax considerations relating to holding the Vivendi Universal shares. Blake, Cassels & Graydon LLP, special Canadian counsel to Vivendi Universal, has passed upon certain tax considerations under the Canadian Tax Act relating to the exchange of exchangeable shares for Vivendi Universal shares and the holding of the Vivendi Universal shares. Bureau Francis Lefebvre, special French tax counsel to Vivendi Universal, has passed upon certain French tax considerations applicable to dividends received in connection with Vivendi Universal shares and to capital gains derived from the sale of Vivendi Universal shares by a shareholder having his or her tax residence outside France.

                      WHERE YOU CAN FIND MORE INFORMATION

     Vivendi Universal is subject to the information reporting requirements of the Exchange Act and, in accordance with the Exchange Act, file certain reports and other information with the SEC. Vivendi Universal files annual reports, current reports and other information with the SEC. Prior to the completion of the merger transactions, Vivendi filed annual reports, current reports and other information with the SEC, and Seagram filed annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy statements and other information filed by Vivendi Universal, Vivendi or Seagram at the SEC's Public Reference Rooms at 450 Fifth Street, NW, Washington, D.C. 20549; Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; or Seven World Trade Center, New York, New York 10048. You may also request copies of these documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC's Public Reference Rooms. Vivendi Universal's, Vivendi's and Seagram's SEC filings are also available to the public on the SEC's Internet site (http://www.sec.gov).

     Vivendi Universal has not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is dated January 10, 2001. You should not assume that the information contained in this prospectus is accurate as of any other date. Neither the mailing of this prospectus, nor the delivery of Vivendi Universal ordinary shares represented by Vivendi Universal ADSs should be deemed to create any implication to the contrary.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              -----
VIVENDI
Unaudited Consolidated Balance Sheets as of June 30, 2000
  and December 31, 1999.....................................  F-2
Unaudited Consolidated Income Statements for the six-month
  periods ended June 30, 2000 and 1999......................  F-3
Unaudited Consolidated Statements of Cash Flows for the
  six-month periods ended June 30, 2000 and 1999............  F-4
Unaudited Consolidated Statement of Changes in Shareholders'
  Equity for the six-month period ended June 30, 2000.......  F-5
Notes to Unaudited Consolidated Interim Financial
  Statements................................................  F-6
Reports of Independent Public Accountants...................  F-26
Consolidated Balance Sheets as of December 31, 1999 and
  1998......................................................  F-28
Consolidated Statements of Income for the Years Ended
  December 31, 1999, 1998 and 1997..........................  F-30
Consolidated Statements of Changes in Shareholders' Equity
  for the Years Ended
  December 31, 1999, 1998, 1997 and 1996....................  F-31
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1999, 1998 and 1997..........................  F-32
Notes to Consolidated Financial Statements..................  F-33

SEAGRAM
Consolidated Statement of Income for the Fiscal Years ended
  June 30, 2000, 1999 and 1998..............................  F-99
Consolidated Balance Sheet at June 30, 2000 and June 30,
  1999......................................................  F-100
Consolidated Statement of Cash Flows for the Fiscal Years
  ended June 30, 2000, 1999 and 1998........................  F-101
Consolidated Statement of Shareholders' Equity for the
  Fiscal Years ended June 30, 2000, 1999 and 1998...........  F-102
Notes to Consolidated Financial Statements..................  F-103
Management's Report.........................................  F-127
Report of Independent Accountants...........................  F-128
Quarterly Data (Unaudited)..................................  F-129
Schedule for The Seagram Company Ltd. and Subsidiary
  Companies.................................................  F-130
     II. Valuation and Qualifying Accounts..................  F-130
Report of Independent Accountants on Financial Statement
  Schedule..................................................  F-131
Unaudited Consolidated Statement of Income and Retained
  Earnings -- Quarter Ended September 30, 2000 and 1999.....  F-132
Unaudited Consolidated Balance Sheet -- September 30, 2000
  and June 30, 2000.........................................  F-133
Unaudited Consolidated Statement of Cash Flows -- Quarter
  Ended September 30, 2000 and 1999.........................  F-134
Notes to Unaudited Consolidated Financial Statements........  F-135

                          VIVENDI FINANCIAL STATEMENTS

                     CONSOLIDATED BALANCE SHEET (UNAUDITED)

                                                 AT JUNE 30,                      AT DECEMBER 31,
                                   ----------------------------------------    ----------------------
                                                  U.S.$             EUROS              EUROS
                                   NOTES           2000             2000        1999(*)       1999
                                   -----    ------------------    ---------    ---------    ---------
                                            (IN MILLIONS OF $)          (IN MILLIONS OF EUROS)
ASSETS
GOODWILL.........................                 9,756.5          10,210.2     10,388.6     10,388.6
OTHER INTANGIBLE ASSETS..........                 8,297.1           8,682.9      8,192.6      8,681.9
Property plant and equipment.....                23,753.9          24,858.5     26,569.1     26,569.1
Publicly-owned utility networks
  financed and managed by the
  group..........................                 5,384.0           5,634.4      3,985.8      3,985.8
Accumulated depreciation.........               (10,550.7)        (11,041.4)   (10,577.5)   (10,577.5)
TANGIBLE ASSETS..................   --           18,587.2          19,451.5     19,977.4     19,977.4
                                                ---------         ---------    ---------    ---------
Investments accounted for using
  the equity method..............    3            2,349.5           2,458.8        781.9        781.9
Investments accounted for using
  the cost method................    4              903.9             945.9      2,415.6      2,415.6
Portfolio investments held as
  fixed assets (securities)......                   508.0             531.6        534.4        534.4
Portfolio investments held as
  fixed assets (others)..........    4            2,094.8           2,192.2      2,561.1      2,561.1
FINANCIAL ASSETS.................   --            5,856.2           6,128.5      6,293.0      6,293.0
                                                ---------         ---------    ---------    ---------
TOTAL LONG-TERM ASSETS...........   --           42,497.0          44,473.1     44,851.6     45,340.9
                                                ---------         ---------    ---------    ---------
Inventories and
  work-in-progress...............    5            3,521.6           3,685.4      4,900.3      4,900.3
Accounts receivable..............    6           17,041.2          17,833.6     22,164.1     22,391.7
Short-term loans.................                 3,496.8           3,659.4      3,041.2      3,035.6
Cash and cash equivalents and
  marketable securities..........                 7,054.8           7,382.8      7,144.7      7,108.5
TOTAL CURRENT ASSETS.............   --           31,114.4          32,561.2     37,250.3     37,436.1
                                                ---------         ---------    ---------    ---------
TOTAL ASSETS.....................   --           73,611.4          77,034.3     82,101.9     82,777.0
                                                =========         =========    =========    =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Share capital....................                 3,182.5           3,330.5      3,276.1      3,276.1
Additional paid-in capital.......                 4,707.8           4,926.7      4,350.8      4,350.8
Retained earnings................                 4,067.6           4,256.7      3,149.6      3,265.3
TOTAL SHAREHOLDERS' EQUITY.......    7           11,957.9          12,513.9     10,776.5     10,892.2
                                                ---------         ---------    ---------    ---------
MINORITY INTERESTS...............                 3,920.8           4,103.1      3,754.5      4,052.4
DEFERRED INCOME..................                 1,255.6           1,314.0      1,306.4      1,306.4
PROVISIONS.......................    9            5,283.0           5,528.7      6,883.4      6,883.3
SUBORDINATED DEBT................    8              150.5             157.5        178.3        178.3
Non-recourse project financing...    8              841.6             880.7      1,193.0      1,193.0
Other financial long-term debt...    8           17,144.9          17,942.1     17,861.7     17,861.7
LONG-TERM DEBT...................    8           17,986.5          18,822.8     19,054.7     19,054.7
                                                ---------         ---------    ---------    ---------
OTHER LONG-TERM LIABILITIES......                 1,295.1           1,355.3      1,560.2      1,560.2
TOTAL LONG-TERM LIABILITIES......                41,849.4          43,795.3     43,514.0     43,927.5
                                                ---------         ---------    ---------    ---------
Accounts payable.................   10           17,532.4          18,347.7     23,565.6     23,832.1
Bank overdrafts and other
  short-term borrowings..........                14,229.6          14,891.3     15,022.3     15,017.4
TOTAL CURRENT LIABILITIES........                31,762.0          33,239.0     38,587.9     38,849.5
                                                ---------         ---------    ---------    ---------
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY...........                73,611.4          77,034.3     82,101.9     82,777.0
                                                =========         =========    =========    =========

---------------
(*) Proforma presented in accordance with Vivendi accounting policies as of June 30, 2000

                                    VIVENDI

                 CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                                                          6 MONTHS ENDED JUNE 30,
                                      ----------------------------------------------------------------
                                                                                  EUROS
                                                    U.S.$           ----------------------------------
                                      NOTES          2000             2000       1999(*)       1999
                                      -----   ------------------    --------    ---------    ---------
                                              (IN MILLIONS OF $)          (IN MILLIONS OF EUROS)
NET SALES...........................   14          18,551.2         19,413.8     18,076.1     18,199.6
Other revenues......................                  286.7            300.0        716.5        922.5
Selling, general and administrative
  expenses..........................               (8,972.2)        (9,389.4)   (10,716.4)   (10,733.2)
Personnel costs.....................               (4,461.6)        (4,669.1)    (4,659.5)    (4,705.7)
Taxes...............................                 (266.4)          (278.8)      (331.7)      (334.1)
Other operating expenses............               (2,710.6)        (2,836.6)    (1,353.0)    (1,356.5)
Depreciation and amortization.......               (1,288.7)        (1,348.6)      (863.8)    (1,084.1)
Employee profit-sharing.............                  (30.1)           (31.5)       (28.2)       (28.2)
OPERATING INCOME....................                1,108.3          1,159.8        840.0        880.3
                                                   --------         --------    ---------    ---------
Financial expenses/income...........                 (114.5)          (119.8)       165.3         79.9
Financial provisions................                  (85.4)           (89.4)      (165.0)      (166.5)
NET FINANCIAL EXPENSES/INCOME.......                 (199.9)          (209.2)         0.3        (86.6)
                                                   --------         --------    ---------    ---------
INCOME FROM OPERATIONS BEFORE
  EXCEPTIONAL ITEMS AND INCOME
  TAXES.............................                  908.4            950.6        840.3        793.7
                                                   --------         --------    ---------    ---------
Exceptional items...................                1,584.6          1,658.3        278.7        279.9
Depreciation and amortization.......                  114.9            120.2       (184.6)      (187.9)
INCOME BEFORE INCOME TAXES, GOODWILL
  AMORTIZATION, EQUITY INTEREST AND
  MINORITY INTEREST.................                2,607.9          2,729.1        934.4        885.7
                                                   --------         --------    ---------    ---------
Income taxes and deferred tax.......   11            (664.4)          (695.3)        70.6         57.9
INCOME BEFORE GOODWILL AMORTIZATION,
  EQUITY INTEREST AND MINORITY
  INTEREST..........................                1,943.5          2,033.8      1,005.0        943.6
                                                   --------         --------    ---------    ---------
Goodwill amortization...............                 (241.2)          (252.4)      (147.8)      (148.7)
INCOME BEFORE EQUITY INTEREST AND
  MINORITY INTEREST.................                1,702.3          1,781.4        857.2        794.9
                                                   --------         --------    ---------    ---------
EQUITY IN NET INCOME OF
  AFFILIATES........................                  (97.5)          (102.0)        55.7         64.2
Minority interest...................                 (251.2)          (262.9)       (65.8)       (76.3)
                                                   --------         --------    ---------    ---------
NET INCOME..........................                1,353.6          1,416.5        847.1        782.8
                                                   ========         ========    =========    =========

---------------
(*) Pro forma presented in accordance with Vivendi accounting policies as of June 30, 2000.

                                    VIVENDI

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                                      SIX MONTHS ENDED JUNE 30,
                                                              ------------------------------------------
                                                                   U.S.$                  EUROS
                                                              ---------------    -----------------------
                                                                   2000            2000          1999
                                                              ---------------    ---------    ----------
                                                              (IN MILLIONS $)    (IN MILLIONS OF EUROS)
CASH FLOW FROM OPERATING ACTIVITIES:
Net income..................................................      1,353.6         1,416.5         782.7
  Adjustment to reconcile net income to net cash provided by operating activities
    Depreciation and amortization...........................      1,539.8         1,611.3       1,523.7
    Financial provisions....................................         85.4            89.4         166.5
    Gains on sale on property and equipment and financial
      assets,net............................................     (1,901.7)       (1,990.1)       (484.9)
    Undistributed earnings of affiliate, net................        117.2           122.7          (8.5)
    Deferred taxes..........................................        278.3           291.2        (254.9)
    Minority interests......................................        251.2           262.9          76.4
    Net changes in current assets and liabilities :
    Prepaid, deferrals and accruals.........................        (61.2)          (64.0)       (417.7)
    Other working capital...................................     (1,340.3)       (1,402.6)     (1,245.4)
                                                                 --------        --------     ---------
    NET CASH PROVIDED BY OPERATING ACTIVITIES...............        322.3           337.3         137.9
CASH FLOW FROM INVESTING ACTIVITIES:
  Purchase of property, plant and equipment.................     (2,425.2)       (2,538.0)     (1,498.7)
  Proceeds from sale of property, plant and equipment.......      2,269.9         2,375.4         183.0
  Purchase of investments...................................     (1,474.1)       (1,542.6)     (9,421.5)
  Sales of investments......................................      1,517.1         1,587.6         971.8
  Purchase of portfolio investments.........................       (106.4)         (111.3)       (436.1)
  Sales of portfolio investments............................        194.0           203.0         290.8
  Disbursement on notes receivables.........................         42.7            44.7        (878.7)
  Principal payment on notes receivables....................         52.7            55.2         175.7
  Net (increase) decrease in short term financial
    receivables.............................................      1,839.5         1,925.0        (502.3)
  Purchase of treasury shares held as marketable
    securities..............................................           --                        (173.8)
  Sales (purchases) of other marketable securities..........       (740.7)         (775.1)     (1,216.6)
                                                                 --------        --------     ---------
    NET CASH USED IN INVESTING ACTIVITIES...................      1,169.5         1,223.9     (12,506.4)
CASH FLOW FROM FINANCING ACTIVITIES:
  Net increase (decrease) in short-term borrowings..........     (7,800.8)       (8,163.5)      7,124.4
  Proceeds from issuance of borrowings and other long-term
    debt....................................................      5,731.1         5,997.7       5,748.9
  Principal payment on borrowings and other long-term
    debt....................................................        435.4           455.6      (3,028.1)
  Net proceeds from issuance of common stock................        612.2           640.7       2,973.6
  Purchase of treasury stock................................           --                        (466.4)
  Cash dividends paid.......................................       (620.3)         (649.1)
                                                                 --------        --------     ---------
    NET CASH PROVIDED BY FINANCING ACTIVITIES...............     (1,642.2)       (1,718.6)     12,352.4
Effect of foreign currency exchange rate changes on cash and
  cash equivalents..........................................        (71.9)          (76.6)        (34.8)
                                                                 --------        --------     ---------
CHANGE IN CASH AND CASH EQUIVALENTS.........................       (222.3)         (234.0)        (50.9)
                                                                 ========        ========     =========
CASH AND CASH EQUIVALENT:
  Beginning.................................................      2,734.6         2,861.8       1,264.1
  Ending....................................................      2,511.0         2,627.8       1,213.2
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash payments for:
    Interest................................................        602.0           626.4         279.3
    Income taxes............................................        110.0           114.5         185.0
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING
  ACTIVITIES:
  Acquisition:
    Purchase of affiliates by issuance of common stock......
    Issuance of common stock in settlement of note
      payable...............................................                                      619.6
    Issuance of common stock in settlement of dividends.....           --              --            --

                                    VIVENDI

            STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

                                         SHARE       ADDITIONAL       RETAINED      NET       SHAREHOLDERS'
                                        CAPITAL    PAID-IN CAPITAL    EARNINGS     INCOME        EQUITY
                                        -------    ---------------    --------    --------    -------------
BALANCE AT DECEMBER 31, 1999..........  3,276.1        4,350.8        1,833.9      1,431.4      10,892.2
Changes in accounting policy..........                                 (115.7)                    (115.7)
ADJUSTED BALANCE AT JANUARY 01,
  2000................................  3,276.1        4,350.8        1,718.2      1,431.4      10,776.5
Capital increase......................     54.4          526.4                                     580.8
Goodwill..............................                    49.5          175.6                      225.1
Dividends paid and net income
  appropriation.......................                                  865.7     (1,431.4)       (565.7)
Foreign currency translation
  adjustment..........................                                   86.0                       86.0
Release of revaluation surplus and
  other...............................                                   (5.5)                      (5.5)
Net income for the period ended June
  30, 2000............................                                             1,416.5       1,416.5
BALANCE AT JUNE 30, 2000..............  3,330.5        4,926.7        2,840.2      1,416.5      12,513.9

                                    VIVENDI

          NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

     The information presented in these financial statements, and the accompanying notes, reflects historical results of Vivendi prior to the completion of the merger transactions.

1)  BUSINESS DESCRIPTION

     Vivendi, together with its subsidiaries and investees ("Vivendi" or the "Company"), a French corporation (Societe Anonyme) provides a broad range of services mainly in two core business sectors: Communication and Environmental Services.

     As part of its on-going strategy of focusing on these two business sectors, the Company reduced its activities in i) the real estate business with the sale of Nexity for a price of E42 million -- the company now retains certain residual programs in-progress integrated into Vivendi Valorisation structure, and ii) the construction business with the reduction of its stake in Vinci to 16.9%, which resulted in a gain of E300 million.

     In addition, the main changes in the consolidated companies for the first half 2000 details as follows:

COMMUNICATION

     On May 16, 2000, Vivendi signed an agreement with Vodafone, pursuant to which Vivendi will create a 50/50 joint venture to operate and promote Vizzavi providing a multi access Internet portal. During the first six months of 2000, Vivendi made further acquisitions in the communication activity, among which a
i) 22% stake in Scoot.com, ii) 100% stake in I-France (internet activity), iii) 100% in the Hungarian telephone operator United Telecom Investment and a iv) 40% stake in Kencell Communication Limited, a Kenyan mobile telephone operator.

ENVIRONMENTAL SERVICES

     On February 2000, Vivendi sold to Reliant 21 independent power production plants owned by Sithe Energies for E2.13 billion and recognized a gain of E450 million.

2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

     The consolidated interim financial statements of Vivendi are presented in accordance with accounting principles generally accepted in France ("French GAAP") and in accordance with the Conseil National de la Comptabilite (French Accounting Authorities) recommendation of March 1999 about interim statements and comply with the same accounting rules as year-end policies except for the changes set out in paragraph "Changes in accounting principles".

     In the opinion of the management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, results of operations and cash flows for the interim periods have been made.

     French GAAP differs in certain respects from accounting principles generally accepted in the United States. A description of these differences and their effects on net income and shareholders' equity is set forth in Note 15.

CONVENIENCE TRANSLATIONS

     The consolidated balance sheet and consolidated statements of income and cash flows include amounts as of and for the six-month period ended June 30, 2000 denominated in millions of U.S. dollars. These amounts have been prepared using an exchange rate of U.S.$1 to E1.0465, which was the exchange rate as of June 30, 2000. Convenience translations are presented solely for the convenience of the reader of

                                    VIVENDI
these financial statements and should not be construed as representations that the local currency has been, could have been, or could in the future be converted into U.S. dollars at this or any other rate of exchange.

CHANGE IN ACCOUNTING PRINCIPLES

     As of January 1, 2000, the Company adopted new accounting principles pursuant to:

     - Revenues and expenses of subsidiaries' financial statements denominated in a currency different from euros, which were previously translated at the year-end exchange rate and are now translated at the average exchange rate during the period. The cumulative effects of this change in accounting principle were to decrease first half of 2000 net income as of June 30, 2000 by E8.5 million.

     - Gains on foreign currency transactions, which were previously deferred and are now recorded in current period earnings. The cumulative effects of this change in accounting principle were to increase first half of 2000 net income as of June 30, 2000 by E5.8 million and to increase retained earnings by E44.8 million.

     - Subscriber acquisition costs which were previously spread over 12 months from the date the line is put into service and are now charged to expense. The cumulative effects of this change in accounting principle were to increase first half of 2000 net income as of June 30, 2000 by E31.7 million and to decrease retained earnings by E160.5 million.

     These changes were made to more closely align the Company's accounting practices to US GAAP.

     In order to facilitate the comparability of financial statements, pro forma 1999 financial statements are presented in accordance with Vivendi's accounting policies as of June 30, 2000.

NEW ACCOUNTING PRONOUNCEMENTS IN FRANCE

     A new set of accounting standards set forth by the "Comite de la Reglementation Comptable" in April 1999, covering the consolidation methodologies applicable to consolidated financial statements is effective for fiscal years beginning on or after January 1, 2000. The adoption of these new standards did not have any material impact on the Company's financial position or results of operations.

                                    VIVENDI

3)  INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

     Investments accounted for using the equity method are detailed as follows (in millions of Euros):

                                                                   AT JUNE 30,
                                                    ------------------------------------------
                                                                                 PROPORTIONATE
                                                                PROPORTIONATE    SHARE OF NET
                                                                  SHARE OF          INCOME
                                                    INTEREST       EQUITY           (LOSS)
                                                    --------    -------------    -------------
                                                      2000          2000             2000
                                                    --------    -------------    -------------
Elektrim Telekomunikacja SP ZOO...................   49.00         1,140.3           (38.9)
Telecom Developpement.............................   49.90           240.7             3.2
British Sky Broadcasting(1)(4)....................   18.84           191.8           (80.9)
Havas Advertising(2)(4)...........................   18.58           139.3             4.7
UGC...............................................   39.34            76.3             2.9
Philadelphia Suburban(4)..........................   16.12            63.1             4.0
UGC Cine Cite.....................................   18.42            61.4            (0.8)
Vinci(3)(4).......................................   16.93            56.2            13.3
South Staffordshire(4)............................   31.75            50.3             4.3
Xfera Moviles.....................................   27.50              --            44.7
AOL Compuserve France SAS.........................   55.00            42.3            (7.6)
Bristol Waterworks Co.(4).........................   24.14            35.4             0.2
Midkent(4)........................................   23.76            27.2             1.5
Realia Business SA................................   25.00            62.3             7.2
Other.............................................     N/A           227.5           (15.1)
          TOTAL...................................                 2,458.8          (102.0)
                                                                   =======          ======

---------------
(1) The company has assumed two debts obligation which are convertible into shares of BskyB in a business combination. The Company owns 23.01% of the BSkyB common shares outstanding (after capital increase reserved to Kirch), but considers 4.17% of the total shares to be held for the repayment of the convertible debts. Accordingly, the Company applies the equity method to the percentages presented above.

(2) Vivendi controls 20% of voting rights in this company.

(3) During year 2000 first semester, Vivendi sold 32.3% of Vinci. In 1999, Vinci was consolidated. Due to its double voting rights, Vivendi controls more than 20% of Vinci voting rights.

(4) The June 30, 2000 quoted market price for these investments, which are publicly listed, is as follows: British Sky Broadcasting: 7,057 million, Havas Advertising: 717 million, Philadelphia Suburban: 141.9 million, Vinci:
    296.6 million, South Stafforshire: 109.2 million, Bristol Waterworks Co.:
    22.1 million, Midkent 28.1 million.

4)  FINANCIAL ASSETS

  Investments accounted for using the cost method

     - The Company finalized the acquisition of its investment in Elektrim Telekomunikacja SP Zoo in the beginning of year 2000. Consequently this investment is now accounted for by the equity method.

                                    VIVENDI

  Other Portfolio investments held as fixed assets

     The E368,9 million decrease between December 31, 1999 and June 30, 2000 of Other Portfolio investments held as fixed assets mainly stems from:

     - The sale of Vinci (net impact of E89 million),

     - A debt abandonment of CGIS (net impact of E93 million),

     - The reclassification as financial securities of Vivendi US Net (impact of E114 million) due to a change in their holding term strategy, and

     - The reimbursement by Television Holding SA of its debt to CANAL+ (impact of E77 million).

5)  INVENTORIES AND WORK IN PROGRESS

     Inventories are detailed as follows (in millions of Euros):

                                                                 AT            AT
                                                              JUNE 30,    DECEMBER 31,
                                                                2000          1999
                                                              --------    ------------
ENVIRONMENTAL SERVICES, INCLUDING:..........................  1,637.0       2,214.9
-Water......................................................  1,090.7       1,525.4
-FCC........................................................    107.6         230.3
-Sithe Energies.............................................     57.6          80.0
COMMUNICATION, INCLUDING:...................................  1,503.0       1,172.3
-Pay TV.....................................................    940.7         769.6
CONSTRUCTION................................................       --         347.9
PROPERTY....................................................  1,125.5       1,823.0
TOTAL.......................................................  4,265.5       5,558.1
Less valuation allowance....................................   (580.1)       (657.8)
                                                              -------       -------
NET VALUE...................................................  3,685.4       4,900.3
                                                              =======       =======

     - Inventory and work in progress related to pay TV are comprised of the Company's television broadcasting rights.

     - Over the first semester 2000, Compagnie Generale d'Immobilier et de Services went on with its divestiture policy, the effect of which is reflected in the inventories decrease of the Property Segment.

6)  ACCOUNTS RECEIVABLE

     Accounts receivable detail as follows (in millions of Euros):

                                                                 AT            AT
                                                              JUNE 30,    DECEMBER 31,
                                                                2000          1999
                                                              --------    ------------
Trade accounts receivable...................................  13,742.5      18,082.4
Valuation allowance.........................................    (879.0)     (1,068.3)
TOTAL TRADE ACCOUNTS RECEIVABLE.............................  12,863.5      17,041.1
VAT and Other taxes.........................................   2,435.7       2,644.0
Other including deferred tax................................   2,534.4       2,733.6
                                                              --------      --------
TOTAL ACCOUNTS RECEIVABLE...................................  17,833.6      22,391.7
                                                              ========      ========

                                    VIVENDI

     The developments in the allowance for doubtful accounts for the year ended December 31, 1999 and the six months ended June 30, 2000 are as follows:

Balance at December 31, 1999................................    1,068.3
Amount charged to expense...................................      170.7
Utilization.................................................     (109.2)
Reversal....................................................      (15.9)
Other movements*............................................     (234.9)
Balance at June 30, 2000....................................      879.0

---------------
* Other movements reflect changes in the scope of consolidation.

7)  SHAREHOLDERS' EQUITY

     During the first six months of 2000, the Company issued 9,482,743 shares for a total of E571.3 million in connection with its obligations under the employee stock purchase plan. In addition, the Company issued 404,749 shares for a total of E9.1 million for the exercise of subscription options and issued 9,514 shares valued E0.4 million relating to the conversion of bonds and warrants.

     Goodwill totaling E225.1 million arising from business combinations was recorded in additional paid-in capital in the first half of 2000.

     The cumulative effect due to the change in accounting principles as of January 1, 2000 was E(115.7) million.

8)  DEBT

     The table below presents an analysis of the consolidated long-term debt balances by type of debt instrument (in millions of Euros):

                                                            AT JUNE 30,    AT DECEMBER 31,
                                                               2000             1999
                                                            -----------    ---------------
Subordinated debt(a)......................................      157.5            178.3
Non-recourse project financing(b).........................      880.7          1,193.0
Other financial long-term debt:
  Capital leases(c).......................................      656.8            818.0
  Vivendi convertible 1.25%(d)............................    1,698.9          1,700.0
  Vivendi Environnement 1.5%(e)...........................    2,870.8          3,028.8
  BSkyB 3%(f).............................................      134.8            155.1
  Mediaset Spa 3.5%(g)....................................       74.9            181.9
  Other...................................................   12,505.9         11,977.9
TOTAL.....................................................   18,980.3         19,233.0
                                                             ========         ========

---------------
(a)  Subordinated debt consists primarily of:
     -- a loan of E244 million to finance the wastewater treatment plant in Zaragoza, Spain, underwritten by OTV on December 27, 1991 and repayable over 15 years
     -- $70 million of securities repayable over 15 years, issued on January 29, 1991 by Energies USA.

(b) This is non-recourse financing, i.e., it is guaranteed solely by the projects which it finances. It concerns the Sithe Energies power plants (E880.7 million). The corresponding assets are primarily

                                    VIVENDI
     included under the "heading property, plant and equipment". The decrease mainly comes from the sale of power production plants to Reliant.

(c)  The decrease mainly comes from the sale of Vinci for E124 million.

(d) On January 1999, Vivendi issued bonds that bear interest at 1.25%, with a maturity in January 2004 and that are convertible at the option of the bondholder, into Vivendi shares at a conversion rate of 1 bond to 3.047 shares. The maturity is January 1, 2004.

(e) On April 1999, Vivendi Environnement, a wholly owned subsidiary, issued bonds that bear interest at 1.5%, with a maturity in January 2005, and that are convertible, at the option of the bondholder, into Vivendi shares at a conversion rate of 1 bond to 3.047 shares. If there is at the initial offering of Vivendi Environnement shares, the bonds may be converted into shares of Vivendi Environnement at a predetermined conversion rate.

(f) In connection with its acquisition of Pathe in September 1999, Vivendi assumed bonds that bear interest at 3%, with a maturity in November 2003, and that are exchangeable into BSkyB shares. Each bond may be exchanged at the option of the bondholder for 188.5236 BSkyB shares. Vivendi currently owns an adequate number of BSkyB shares to meet its maximum conversion obligation.

(g) On April 1997, Canal+ issued bonds that bear interest at 3.5%, with a maturity in March 2002, and that are exchangeable into Mediaset Spa shares. Each bond may be exchanged at the option of the bondholder for 341.74 shares per bond. Canal+ currently owns an adequate number of Mediaset to meet its maximum conversion.

9)  RESERVES AND ALLOWANCES

     Reserves and allowances are detailed as follows (in millions of Euros):

                                                            AT JUNE 30,    AT DECEMBER 31,
                                                               2000             1999
                                                            -----------    ---------------
Litigation including social and fiscal....................      693.3          1,081.8
Warranties and customer care..............................      276.3            376.7
Financial depreciation*...................................      545.5            525.8
Maintenance and repair costs accrued in advance...........      400.6            432.7
Reserves related to fixed assets..........................      144.6            152.1
Valuation allowance on Real Estate........................    1,146.2          1,255.7
Valuation allowance on Work in progress and losses on long
  term contracts..........................................      467.2            684.8
Closure and post closure costs............................      267.4            259.1
Pensions..................................................      253.2            591.6
Restructuring costs.......................................      338.4            434.1
Losses on investments in unconsolidated companies.........      393.4            376.0
Others....................................................      602.6            712.9
                                                              -------          -------
TOTAL RESERVES AND ALLOWANCES.............................    5,528.7          6,883.3
                                                              =======          =======

---------------
* Financial depreciation of fixed assets relating to public service contracts.

                                    VIVENDI

     The developments in the reserve for restructuring costs for the year ended December 31, 1999 and six months ended June 30, 2000 are as follows:

Balance at December 31, 1999................................    434.1
Amount charged to expenses..................................     28.4
Deductions of reserve
Utilization (cash)..........................................    (81.2)
Reversal (change in estimate)...............................     (0.8)
Other adjustments*..........................................    (42.1)
Balance at June 30, 2000....................................    338.4

---------------
* Other adjustments reflect changes in the scope of consolidation.

     Provisions for restructuring by segment analyses are as follows:

                                                              AT JUNE    AT DECEMBER
                                                               2000         1999
                                                              -------    -----------
Telecommunication...........................................    19.3         19.1
Publishing and multimedia...................................    51.7         53.5
Audiovisual.................................................    37.3         37.3
Internet....................................................      --           --
Water.......................................................   199.9        182.9
Waste management............................................    23.0         20.0
Energy......................................................     4.4          5.3
Transportation..............................................     0.9          0.9
FCC.........................................................      --           --
Construction................................................      --        107.4
Real Estate.................................................     1.9          7.7
TOTAL.......................................................   338.4        434.1
                                                               =====        =====

10)  ACCOUNTS PAYABLE

     Accounts payable are detailed as follows (in millions of Euros):

                                                            AT JUNE 30,    AT DECEMBER 31,
                                                               2000             1999
                                                            -----------    ---------------
Trade accounts payable....................................   13,118.5         17,637.6
Social costs payable......................................    3,787.8          4,613.3
Other.....................................................    1,441.3          1,581.2
TOTAL ACCOUNTS PAYABLE....................................   18,347.6         23,832.1

11)  INCOME TAXES

     Analysis of income tax expense (benefit)

                                    VIVENDI

     Components of the income tax provision (benefit) are as follows (in millions of Euros):

                                                                AT JUNE 30,
                                                              ---------------
                                                              2000      1999
                                                              -----    ------
Current income tax expense..................................  404.1     195.0
Deferred income tax (benefit)...............................  291.2    (265.6)
                                                              -----    ------
Total income tax expense (benefit)..........................  695.3     (70.6)
                                                              =====    ======

     The 2000 income tax expense results from two main factors:

     - the fiscal effect of the disposal of investments and businesses during the first semester of 2000 (Vinci, CANAL SATELLITE, Multithematique, GPU's assets)

     - the decrease in value of deferred tax assets due to the constitution of a new independent fiscal consolidated group for Vivendi Environnement, as a direct consequence of the dilution of the Group in this company.

12)  COMMITMENTS AND CONTINGENCIES

     The most important changes relating to commitments and contingencies for the six months ended June 30, 2000 are set out below:

COMMITMENTS AND CONTINGENT LIABILITIES

     The Company has given specific guarantees that cover both prepayments received by the Company and performance obligations relating to construction contracts of the Company. These guarantees typically represent 20-30% of the value of a contract, and in some cases can be 100% of the contract amount. These guarantees represented E2,537.0 millions on December 31, 1999 and E1,017.4 millions on June 30, 2000. The decrease is due to the divestiture of Vinci, which contributed in 1999 for an amount of E1,433.0 millions to these guarantees.

     In the first six months of 2000, the Company has given to the Spanish Government a guarantee of E933.2 millions for the UMTS mobile telephony license.

13)  INVESTMENTS ACCOUNTED FOR USING THE PROPORTIONATE CONSOLIDATION METHOD

     Investments accounted for using the proportionate consolidation method represent companies in which Vivendi and other shareholders have agreed to exercise joint control over significant financial and operating policies.

                                    VIVENDI

     Summarized financial information for major subsidiaries consolidated under the proportionate consolidation method is as follows (in millions of Euros):

                                                            AT JUNE 30,    AT DECEMBER 31,
                                                            -----------    ---------------
                                                               2000             1999
                                                            -----------    ---------------
BALANCE SHEET DATA
Non-current assets........................................    4,410.6          4,324.6
Current assets............................................    1,749.4          2,835.7
Total assets..............................................    6,160.0          7,160.3
Shareholders' equity......................................      110.2          1,878.6
Minority interests........................................    1,194.7            244.1
Financial debt............................................    1,523.8          1,557.4
Reserves and other liabilities............................    3,331.3          3,480.2
Total liabilities and shareholders equity.................    6,160.0          7,160.3
INCOME STATEMENT DATA
Net sales.................................................    1,564.0          2,508.5
Operating income..........................................      165.9            222.8
Net income................................................       32.8             80.2

14)  NET REVENUES

     Net revenues for the six months ended June 30, 2000 and 1999 were as follows:

                                                                  AT JUNE 30,
                                                              --------------------
                                                                2000        1999
                                                              --------    --------
                                                                  (E MILLIONS)
Telecommunication...........................................   2,465.3     1,912.6
Publishing and multimedia...................................   1,624.9     1,654.1
Audiovisual.................................................   1,951.5        99.0
Internet....................................................      14.9        23.6
                                                              --------    --------
COMMUNICATION...............................................   6,056.6     3,689.3
Water.......................................................   6,050.2     4,048.2
Waste management............................................   2,377.6     1,483.4
Energy......................................................   1,588.0     1,919.4
Transportation..............................................   1,505.2     1,085.4
FCC.........................................................   1,005,7       987.8
                                                              --------    --------
ENVIRONMENTAL SERVICES......................................  12,526.7     9,524.2
Construction................................................        --     3,876.2
Real Estate.................................................        --       982.3
                                                              --------    --------
CONSTRUCTION AND REAL ESTATE................................        --     4,858.5
OTHERS......................................................     830.5         4.1
                                                              --------    --------
TOTAL REVENUE FROM EXTERNAL CUSTOMERS.......................  19,413.8    18,076.1
                                                              ========    ========

     During the first half of 2000, the Vivendi Group generated sales of E19.4 billion, compared with E18.1 billion for the same period in the previous year. This represented a 7.4% growth in sales. These sales figures have been impacted by the sale of Vinci and Nexity which took effect as from January 1, 2000 but

                                    VIVENDI
also include the full-period impact of the major acquisitions during 1999, principally US Filter and Canal+.

     The internal growth rate was 15.6% and the effect of exchange rate variances was 2.9%. The Communications and Environmental Services Divisions represent revenues of E18.6 billion, reflecting a gross increase of 46% and an internal growth rate of 15%. The portion generated by international activities represented E8.6 billion, which represents an increase of 74% as compared to 1999 first semester.

     The net effect of changes in scope of consolidation is a reduction of E1.3 billion of the Group revenues among which:

     - a reduction of E4.7 billion related to the sale of non core activities (Construction and Real Estate businesses through the sale of Vinci and Nexity)

     - an increase of E1.7 billion for Communication activities

     - an increase of E1.7 billion for Environmental services.

15)  SUPPLEMENTAL DISCLOSURES (UNAUDITED)

     The following information has been prepared to present supplemental disclosures required under US GAAP and SEC regulations applicable to the Company.

15A) SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING POLICIES GENERALLY ACCEPTED IN THE UNITED STATES AND FRANCE.

     The consolidated interim financial statements of Vivendi have been prepared in accordance with French GAAP, which differs in certain significant respects from US GAAP. The principal differences between French GAAP and US GAAP as they relate to Vivendi are discussed in further detail below.

CONSOLIDATION OF LESS THAN MAJORITY OWNED ENTITIES

     Under French GAAP, if a shareholder has substantive and effective control of a less than 50% owned entity, consolidation is appropriate.

     Under US GAAP, control is normally defined as voting control (over 50%) although there may be facts and circumstances that permit consolidation in other cases. In the case of the Company's 49% interest in Canal+, consolidation is considered appropriate under French GAAP while under US GAAP equity accounting would be considered appropriate.

     There is no difference in net income or shareholder's equity that results from this difference in treatment.

USE OF THE PROPORTIONATE CONSOLIDATION METHOD

     Under French GAAP, it is appropriate to use the proportionate consolidation method for subsidiaries over which the Company and other shareholders have agreed to exercise joint control over significant Financial and operating policies. Under the proportionate consolidation method, the Company recognizes the assets, liabilities, equity, revenue and expenses of subsidiaries to the extent of its interest in the Company ownership.

     Under US GAAP, when the Company controls a subsidiary based on majority ownership or voting or other rights, the subsidiary is fully consolidated. When the Company does not exercise control over a subsidiary, but has significant influence over the entity, the Company uses the equity method to account for its investment.

                                    VIVENDI

     This difference in accounting policy has no effect on either net income or shareholders' equity.

USE OF EQUITY METHOD

     Under French GAAP, there are several criteria to be met which result in the presumption that equity accounting should be used. For investments under 20%, equity accounting is followed if the investor is determined to have significant influence due to the relative level of ownership, board of directors representation, and other contractual relationships; another consideration is the level of ownership by others in the investee.

     Under US GAAP, equity accounting is generally required when an investor's ownership interest is equal to or greater than 20% of the investee's total voting securities. In unusual situations where the ownership interest is less than 20%, equity accounting may be appropriate if significant influence exists as the result of other contractual relationships and board representation.

CURRENCY TRANSLATION ADJUSTMENTS

  Translation of Financial statements

     In Vivendi year 1999 financial statements, the balance sheets and related statements of income of subsidiaries whose functional currency were different from that of the parent were translated into the reporting currency at the applicable year-end exchange rate, which is permitted under French GAAP. Translation gains and losses were recorded as a component of shareholders' equity, or in minority interest as appropriate.

     Under US GAAP, when subsidiaries' Financial statements are denominated in a currency different from the parent, assets and liabilities are translated at the year-end exchange rates, which is consistent with French GAAP, however revenue and expenses are translated at the average exchange rate during the year.

     As of January 1, 2000 the Company changed its French GAAP accounting principles to translate revenue and expenses at the average exchange rate during the period.

     Under French GAAP, the balance sheets and statements of income and cash flows of subsidiaries operating in countries where the local currency is deemed to be highly inflationary are translated into a stable currency of a country that has a similar economy. Related translation gains or losses are recorded in current period earnings. These Financial statements are then translated from the stable currency into the reporting currency using year-end exchange rates, and translation gains or losses are recorded in retained earnings.

     Under US GAAP, for subsidiaries operating in countries where the functional currency is deemed to be highly inflationary, the functional currency is considered to be the Company's reporting currency.

     Accordingly, balance sheets and statements of income and cash flows are remeasured for the functional currency into the reporting currency, and translation gains or losses are recorded in current period earnings.

  Foreign currency transactions

     In 1999, the Company accounting policy under French GAAP was to defer unrealized gains on foreign currency transactions.

     Under US GAAP, gains on foreign currency transactions are recorded in the current period earnings.

                                    VIVENDI

     As of January 1, 2000, the Company changed its French GAAP accounting principles to record gains on foreign currency transactions in the current period earnings.

BUSINESS COMBINATIONS GOODWILL

     Under both US and French GAAP, goodwill arising from purchase business combinations is determined as the excess of the consideration paid by the acquirer over the fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date.

     Certain significant acquisitions, particularly Havas and Pathe, have been accounted for as mergers as permitted under French GAAP. Under this method, the assets and liabilities of the acquired company are accounted for at historical cost. Goodwill is recorded to the extent that there is a difference between the value of shares issued and the equity of ownership interests acquired valued at historical cost. Under US GAAP, these mergers that did not meet criteria for pooling are considered as purchase business combinations. Accordingly, the assets acquired and liabilities assumed are recorded at fair value.

     The consideration paid is determined to be equal to the fair value of the shares issued to effect the transaction. The excess of the consideration paid over the fair value of net assets acquired is recorded as goodwill, as described above.

     Under French GAAP, the tax benefit of acquired deductible temporary differences and carry forwards may be recognized in Financial statements subsequent to the acquisition date when previously reserved through a valuation allowance. Under US GAAP, this tax benefit is applied to reduce any goodwill related to that acquisition.

     In accordance with French GAAP, the Company recognizes goodwill as an asset and amortizes it over the estimated useful life. However, if the acquisition has been paid in equity securities of the Company, the resulting goodwill may be recorded as a reduction of shareholders' equity. Furthermore, trademarks, market share and editorial resources acquired in a business combination are not required to be amortized.

     Under US GAAP, goodwill is recorded as an asset and amortized over the estimated useful life, not to exceed 40 years. Market share and editorial resources would not be considered as a separately identifiable intangible asset, but as a component of goodwill, and would be recorded as an asset and amortized over the estimated useful life not to exceed 40 years. All other separately identifiable intangible assets acquired are recognized on the balance sheet and amortized over their useful lives.

     In connection with its acquisition of Pathe, the Company assumed debt that is payable in common shares of BSkyB. In addition, the Company acquired common shares of BSkyB, a portion of which has been designated as a portfolio investment to be used for the redemption of the debt. Accordingly, under French GAAP, both portfolio investment and related convertible debt are accounted for at historical cost.

     Under US GAAP the investment in BSkyB is accounted for using the equity method. With respect to convertible debt, a repayment liability equal to the fair value of underlying stock must be recorded when the bondholder has the option and is likely to redeem the debt in stock. This liability may be recorded as an adjustment to the debt obligation or as a separate accrual and would have been recorded at the acquisition date. Changes in the fair value of the underlying shares are recognized in current period net income.

DISPOSITION DATE OF AN INVESTMENT

     Under French GAAP, the disposition date of an investment is generally established by the date of the written agreement which defines the terms of the disposition and provides with the effective transfer of this investment.

                                    VIVENDI

     Under US GAAP, APB 16 defines the effective date of a disposition as being ordinarily the date assets are given and other assets are received or securities are issued.

INTANGIBLE ASSETS

     Under French GAAP, certain costs, such as subscriber acquisition costs, start-up and certain types of advertising costs, are capitalized and amortized over their useful lives or the duration of the contract, if applicable.

     Under US GAAP, subscriber acquisition costs, start-up and advertising costs are charged to expense in the period they are incurred.

     As of January 1, 2000 the Company changed its French GAAP accounting principles to expense as incurred subscribers acquisition costs.

IMPAIRMENT/REAL ESTATE OPERATIONS

     French GAAP requires the carrying value of such assets to be reviewed for impairment but does not request a methodology as detailed as under US GAAP. The resulting impairment, if any, is recorded as a reserve, which may be reversed in later periods if there is a recovery in the value of the assets.

     Under US GAAP, assets to be reviewed for impairment are grouped at an appropriate level when groups of assets generate joint cash flows. US GAAP also requires that assets are classified as either held for use or to be disposed, with the appropriate accounting based on this classification. An asset held for use is evaluated for impairment when events and circumstances indicate that the asset might be impaired and the undiscounted cash flows estimated to be generated by that asset is less than the carrying amount of that asset. Assets determined to be impaired are valued at fair value. The resulting impairment, if any, is recorded as a reduction of the asset carrying value, and may not be reversed in later periods.

     The Company's impairment of long-lived assets primarily relates to its real estate assets. During 1990 to 1996, the Company disposed of certain real estate properties in which it maintained a continued involvement.

     In the French GAAP financial statements, these transactions were treated as sales and therefore removed from balance sheet, and the profit and loss included in net income. Provisions relating to the sale arrangements were provided as necessary.

     The transactions do not meet the sales criteria under US GAAP and therefore are considered as financial arrangements. The related real estate assets, which would have been recorded under US GAAP, must also be considered for impairment. Accordingly, sales provisions were reversed.

LEASE CONTRACTS

     The Company recognizes assets and debts corresponding to certain types of lease contracts including a purchase option (known in France as "credit-bail"). Under French GAAP, lease payments corresponding to all other types of loans are expensed as incurred.

     Under US GAAP, leases are classified as capital or operating leases. Leases that meet the criteria of capital leases are recognized as assets with a corresponding amount presented as debt on the balance sheet. Recorded assets are depreciated over their estimated useful lives.

PUBLIC SERVICE CONTRACTS

     Commitments to maintain and repair assets.

                                    VIVENDI

     Under French GAAP, a few consolidated subsidiaries, being generally jointly controlled, apply the accrue in advance method to account for repair costs.

     Under US GAAP, the Company applies the expensed as incurred method for maintenance and repair expenditures.

PAYMENT TO LOCAL AUTHORITIES

     Under French GAAP, payments specifically related to the remaining debt service on facilities are capitalized and charged to income on a straight-line basis over the contract period. The difference between cash payments and the expense recorded is capitalized as a prepaid expense.

     Under US GAAP, the present value of the obligation corresponding to debt service payments is recognized as a liability.

CONSTRUCTION CONTRACTS

     Under French GAAP, the Company records the percentage of completion for buildings, civil engineering and road works contracts according to its earned status method which is based upon the unit of work performed method and can differ from US GAAP percentage of completion method measured on cost incurred to date to total estimated cost. In addition, as allowed under French GAAP, the Company segments contracts and therefore income of the period is recognized without reference to the total gross profit ratio of the contract. However, when gross profit ratio of the period is greater than the gross profit ratio of the contract, the Company books a reserve for deferred income. This method can differ from US GAAP which requires that certain specific criteria be met in order for a contract to be segmented.

RESERVES

     Under French GAAP, certain reserves and allowances may be provided, including reserves for repairs and replacement and restructuring charges, when it is possible that those costs will be incurred or when management decisions are taken, but not yet documented.

     Under US GAAP, contingent losses are accrued only if it is probable that a liability had been incurred at the date of the Financial statements and the amount of loss can be reasonably estimated. In addition, for certain reserves, such as restructuring charges, additional criteria must be met. If these criteria are not met, the provision for these reserves and allowance may not be recognized.

INCOME TAXES

     Vivendi recognizes deferred taxes on the basis of timing differences between accounting and taxable income. The Company does not recognize deferred tax assets on net operating loss carryforwards and on timing differences when the recovery of the related deferred tax asset is not probable.

     Under US GAAP, deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and net operating loss and tax credit carryforward and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

                                    VIVENDI

FINANCIAL INSTRUMENTS

  Investment securities

     Under French GAAP, investments in debt and non-consolidated equity securities are recorded at acquisition cost and an allowance is provided if management deems that there has been an other-than-temporary decline in fair value. Unrealized gains and temporary unrealized losses are not recognized.

     Under US GAAP, investments in debt and equity securities are classified into three categories and accounted for as follows: Debt securities that the Company has the intention and ability to hold to maturity are carried at cost and classified as "held-to-maturity". Debt and equity securities that are acquired and held principally for the purpose of sale in the near term are classified as "trading securities" and are reported at fair value, with unrealized gains and losses included in earnings. All other investment securities not otherwise classified as either "held-to-maturity" or "trading" are classified as "available-for-sale" securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in shareholders' equity.

  Treasury shares

     Under French GAAP, shares of the Company's own stock owned by the Company and its subsidiaries are recorded as marketable securities in the consolidated Financial statements if those shares are acquired to stabilize the market price or in connection with stock options granted to directors and employees.

     Under US GAAP, treasury shares are recorded as a reduction of shareholders' equity. Profit and loss on the disposal of treasury shares is recognized as an adjustment to shareholders' equity.

  Derivative Financial instruments

     Under French GAAP, the criteria for hedge accounting for derivative Financial instruments does not require documentation of specific designation to the hedged item, nor the documentation of ongoing effectiveness of the hedge relationship. Derivative Financial instruments that meet hedge criteria under French GAAP are not recorded on the consolidated balance sheet. The impact of the derivative financial instruments on the statement of income is recorded upon settlement or the payment or receipt of cash.

     Under US GAAP, derivative financial instruments for which the Company has not specifically designated or has not assessed effectiveness do not meet hedge accounting criteria. Such instruments are recorded on the consolidated balance sheet at fair value and related changes in fair value are recognized in current period net income.

     During 1998, in connection with the acquisition of 49% of the Spanish holding company that owns 56.5% of FCC, the Company has granted an option to the primary shareholder of that holding company.

     This option grants the primary shareholder the right to sell to the Company, at any time between April 18, 2000 and October 6, 2008, her remaining 51% in the holding company at a price based on the average market value of FCC's shares during the three months preceding the exercise of the option. Under French GAAP, the option is not recorded until it is exercised. Under US GAAP, a liability is recorded equal to the fair value of the put option and changes in the fair value of the option are recorded as a charge to current period earnings.

STOCK-BASED COMPENSATION

     Under French GAAP, common shares issued upon the exercise of options granted to employees and directors are recorded as an increase to share capital at the cumulative exercise price. Vivendi shares sold to employees through qualified employee stock purchase plans are reclassified from marketable securities

                                    VIVENDI
to share capital. The difference between the carrying value of the treasury shares and the cumulative exercise price by the stock purchase plan is recognized as a gain or loss in the period that the shares are sold. In accordance with French GAAP, the Company has not recorded compensation expense on stock-based plans with a discounted strike price up to 20% from the fair value of the common shares at the date of grant.

     Under US GAAP, APB Opinion No. 25 defines plans that grant or sell common shares to employees as compensatory if such plans are not open to substantially all employees and do not require the employee to make a reasonable investment in the shares, usually defined as no less than 85% of the market value at the grant date. If a plan is deemed to be compensatory, APB Opinion 25 requires that compensation arising from such plans is to be measured based on the intrinsic value of the shares granted or sold to employees. For fixed plans, the compensation expense is calculated as the difference between the fair value at the grant date and the employee strike price. Compensation expense for compensatory stock based plans is recognized in the period benefited.

PENSION PLANS

     Prior to its change in accounting policy in January 1998, the Company recorded as pension expense the benefits paid to retired employees and the premiums paid for insurance contracts for employees in service at that time. In January 1998, the Company changed its accounting policy to record pension obligations, covering all eligible employees, using the projected unit credit method.

     Under US GAAP, the projected unit credit method is required to be applied as of January 1, 1989.

     The transition obligation or fund excess determined as of January 1, 1989 is amortized over the average remaining service period of the population that was covered under the plan at that date.

     Under French GAAP, postretirement benefits other than pensions are recorded as expense when amounts are paid.

     Under US GAAP, the Company must recognize an obligation for amounts to be paid under postretirement plans, other than pensions. A postretirement transition obligation may be determined as of January 1, 1995 and amortized over the average remaining service period of employees covered by the plan. Current period charges are based on estimated future payments to expected retirees.

NEW ACCOUNTING PRONOUNCEMENTS IN THE UNITED STATES

     Statement of Financial Accounting Standards Statement of Financial Accounting Standards No. 133, "Accounting No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued in June 1998 and requires companies to recognize all derivative instruments as assets or liabilities in the balance sheet and to measure those instruments at fair value. SFAS No. 137 extends the effective date to all fiscal years beginning after June 15, 2000. The Company has not yet determined the timing of adoption of SFAS No 133 and has not yet quantified the accounting consequences of this new standard.

     In March of 2000 the Emerging Issues Task Force ("EITF") of the FASB reach a consensus in EITF Issue 00-2 Accounting for Website development costs which is effective for fiscal quarters beginning after June 30, 2000. Management does not believe that the adoption of this EITF will have a material effect on the Company's accounting policies or results of operations.

     Staff Accounting Bulletin No 101, issued in December 1999, summarizes certain of the Staff views in applying generally accepted accounting principles to revenue recognition in financial statements.

     The application of this bulletin does not have a material effect on the Company's policies or result of operations.

                                    VIVENDI

15B) RECONCILIATION OF EQUITY AND NET INCOME TO US GAAP

     The following is a summary reconciliation of shareholders equity, as reported in the consolidated balance sheet to shareholders, equity as adjusted for the approximate effects of the application of US GAAP for the six months ended June 30, 2000, and net income as reported in the consolidated statement of income to net income as adjusted for the approximate effects of the application of US GAAP for the six months ended June 30, 2000 and June 30, 1999 (in millions of Euros).

                                                              AT JUNE 30,
                                                                 2000
                                                              -----------
Shareholders' equity as reported in the consolidated balance
  sheet.....................................................   12,513.9
  Adjustments to conform to US GAAP:
  Currency translation adjustments..........................      (63.9)
  Business combinations/Goodwill............................    7,479.0
  Intangible assets.........................................     (285.4)
  Leasing contracts.........................................      (12.4)
  Impairment/Real Estate....................................      (93.0)
  Public service contracts..................................      120.7
  Construction contracts....................................      (29.8)
  Reserves..................................................      155.1
  Financial instruments.....................................   (2,618.0)
  Pension plans and stock based compensation................      (12.9)
  Others....................................................     (478.7)
  Tax effect on the above adjustments.......................       99.2
                                                               --------
US GAAP Shareholders' equity................................   16,773.8
                                                               ========

                                                              FOR THE PERIOD ENDED
                                                                    JUNE 30,
                                                              ---------------------
                                                                2000         1999
                                                              ---------    --------
Net income as reported in the consolidated statements of
  income....................................................   1,416.5       782.8
  Adjustments to conform to US GAAP:
  Currency translation adjustments..........................       2.6        32.6
  Business combinations/Goodwill............................    (303.4)     (234.6)
  Intangible assets.........................................     (55.3)      (53.2)
  Leasing contracts.........................................       1.8         0.7
  Impairment/Real Estate....................................     (28.0)      310.0
  Public service contracts..................................       7.1         3.3
  Construction contracts....................................       0.0        (6.0)
  Reserves..................................................     (22.9)      (43.2)
  Financial instruments.....................................    (156.2)     (151.5)
  Pension plans and stock based compensation................     (99.9)     (160.9)
  Others....................................................    (372.3)        3.7
  Tax effect on the above adjustments.......................     142.7      (293.5)
                                                               -------      ------
US GAAP net income..........................................     532.8       190.3
                                                               =======      ======

                                    VIVENDI

BASIC AND DILUTED EARNINGS PER SHARE

     For US GAAP purposes, basic earning per share is computed in the same manner as earnings per share under French GAAP by dividing net income by the weighted average number of shares outstanding. Diluted earnings per share reflects the potential dilution that would occur if all securities and other contracts to issue ordinary shares were exercised or converted (see note 8). Net income represents the earnings of the Company after minority interests. The computation of diluted earnings per share is as follows (in millions of Euros or millions of shares, except earnings per share):

                                                               AT JUNE 30,
                                                              --------------
                                                              2000     1999
                                                              -----    -----
Net income..................................................  532.8    190.3
                                                              -----    -----
Income before extraordinary items -- diluted................  532.8    190.3
                                                              =====    =====
Weighted average number of shares
  Outstanding -- basic......................................  566.1    476.9
                                                              =====    =====
Dilutive effect of:
  Shares issuable on exercise of dilutive options...........    2.4      2.9
  Shares attributable to stock purchase plans...............    7.5      3.0
  Shares applicable to warrants.............................    8.9      9.7
                                                              -----    -----
Weighted average number of shares
  Outstanding -- diluted....................................  584.9    492.5
                                                              =====    =====
Earnings per share:
  Basic.....................................................   0.94     0.40
                                                              =====    =====
  Diluted...................................................   0.91     0.39
                                                              =====    =====

     Debt convertible into Vivendi shares (see note 8) was not included in the computation of diluted Earning per share because to do so would have been antidilutive for the period presented.

15C) PRESENTATION OF THE BALANCE SHEET AN INCOME STATEMENT IN US GAAP FORMAT

     For purposes of presenting a consolidated condensed balance sheet as of June 30, 2000 and consolidated condensed income statements for the six-month periods ended June 30, 2000 and June 30, 1999 in a format consistent with US GAAP, the Company has reflected the financial statement impact of those reconciling differences between French GAAP and US GAAP presented in Note 15B. The subsidiaries consolidated using the proportionate method under French GAAP are still consolidated under the same method. In addition, due to the significance of CANAL+, the 2000 consolidated condensed US GAAP format financial statements reflect the deconsolidation of CANAL+ and the application of the equity method for the Company's investment in CANAL+.

OPERATING INCOME

     French GAAP defines exceptional items in a manner that differs from the definition of extraordinary items under US GAAP. As a consequence, items classified as exceptional for French GAAP purposes have been reclassified to the appropriate income statement captions determined under US GAAP. With the exception of gains and losses on sales of shares of affiliated companies, exceptional items relating to the operations of Vivendi have been included in the determination of operating income.

                                    VIVENDI

OTHER INCOME

     Capital gains or losses on sales of consolidated entities or equity affiliates are considered for French GAAP purposes as extraordinary income, whereas they are classified for US GAAP purposes as other income (loss).

                                                               FOR THE PERIOD ENDED
                                                                     JUNE 30,
                                                              ----------------------
                                                                2000         1999
                                                              ---------    ---------
                                                                   (E MILLIONS)
NET SALES(*)................................................   17,191.2     17,611.0
Cost of sales...............................................  (12,364.4)   (13,620.7)
Selling, general and administrative costs...................   (3,661.0)    (3,429.4)
OPERATING MARGIN............................................    1,165.8        560.9
Goodwill amortization.......................................     (268.1)      (198.0)
Other operating expenses and revenue........................     (289.6)      (121.8)
OPERATING INCOME............................................      608.1        241.1
Financial income............................................     (396.1)      (287.1)
Other income................................................    1,140.4        484.0
NET INCOME BEFORE TAXES, MINORITY INTEREST AND EQUITY
  INTEREST..................................................    1,352.4        438.0
Taxes.......................................................     (459.3)      (225.5)
NET INCOME BEFORE MINORITY INTEREST AND EQUITY INTEREST.....      893.1        212.5
Equity interest.............................................     (158.3)        26.0
Minority interest...........................................     (202.0)       (48.2)
Net income..................................................      532.8        190.3

---------------
* included excise taxes and contribution collected on behalf of local authorities for an amount of E921.9 and E903.6 for the six months ended June 30, 2000 and 1999, respectively.

                                                              AT JUNE 30,
                                                                  2000
                                                              ------------
                                                              (E MILLIONS)
Current assets..............................................     25,935
Long term assets............................................     44,858
TOTAL ASSETS................................................     70,793
Current liabilities.........................................     28,457
Long term liabilities.......................................     23,380
Minority interests..........................................      2,183
Shareholder's equity........................................     16,773
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY..................     70,793

15D) COMPREHENSIVE INCOME

     The concept of comprehensive income does not exist under French GAAP. In US GAAP, SFAS 130, "Reporting comprehensive income," defines comprehensive income to include, net of tax impact (in millions of euros):

     - minimum pension liability adjustments,

     - unrealized gains and losses on investment securities classified as "available for sale,"

     - foreign currency translation adjustments.

                                    VIVENDI

Net income for the six-month period ended June 30, 1999.....   190.3
Foreign currency translation adjustment.....................    81.4
Unrealized losses on equity securities......................   245.9
Comprehensive income at June 30, 1999.......................   517.6

Net income for the six-month period ended June 30, 2000.....   532.8
Foreign currency translation adjustment.....................    75.2
Unrealized losses on equity securities......................  (143.0)
Comprehensive income at June 30, 2000.......................   465.0

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Vivendi:

We have audited the accompanying consolidated balance sheet of Vivendi and subsidiaries (together the "Company"), as of December 31, 1999 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended, expressed in Euros. We have also audited the information presented in Note 22 and 23 and Note 25, which includes the approximate effect of the differences between accounting principles generally accepted in France and the United States on the consolidated net income and shareholders' equity of Vivendi as of December 31, 1999 and 1998 and for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. Barbier Frinault & Cie did not audit the financial statements of the Company as of and for the year ended December 31, 1998. Those statements were audited by RSM Salustro Reydel whose report has been furnished to Barbier Frinault & Cie and whose opinion, insofar as it relates to amounts included in Note 22, 23 and 25 that are based on accounting principles generally accepted in France for 1998, is based on that report.

We conducted our audit in accordance with auditing standards generally accepted in France and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts (including the conversion of certain financial information of Vivendi as of December 31, 1999 and 1998 and for the years then ended to accounting principles generally accepted in the United States) and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, (a) the financial position of Vivendi and subsidiaries as of December 31, 1999 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in France and (b) the information with respect to accounting principles generally accepted in the United States as of and for the years ended December 31, 1999 and December 31, 1998 set forth in the Note 25.

The accounting practices of the Company used in preparing the accompanying financial statements vary in certain respects from accounting principles generally accepted in the United States. A description of the significant differences between the Company's accounting practices and accounting principles generally accepted in the United States and the approximate effect of those differences on consolidated net income and shareholders' equity for the two years ended December 31, 1999 is set forth in Note 25 to the consolidated financial statements.

Barbier Frinault & Cie,                                RSM Salustro Reydel
a member firm of Arthur Andersen

/s/ Barbier Frinault & Cie                        /s/ RSM Salustro Reydel

                                 Paris, France
                                 March 10, 2000
(Except with respect to the matters discussed in Note 25 as to which the date is
                               September 6, 2000)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Vivendi:

We have audited the accompanying consolidated balance sheet of Vivendi and subsidiaries (together "the Company"), as of December 31, 1998 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the two years in the two year period ended December 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in France which are substantially similar to those generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vivendi and subsidiaries as of December 31, 1998 and the results of their operations and their cash flows for each of the two years in the two year period ended December 31, 1998 in conformity with accounting principles generally accepted in France.

The accompanying financial statements include changes in accounting policies relating to pension commitments that were adopted by certain subsidiaries of the Company as of January 1, 1997 and as of January 1, 1998 for the remaining subsidiaries of Vivendi. The Company also changed its accounting policies relating to capital leases and the use of the percentage of completion method as of January 1, 1998. These changes are described in Note 2.

                                          RSM Salustro Reydel

                                          /s/ RSM Salustro Reydel

                                 Paris, France
                                 March 10, 2000
(Except with respect to the matters discussed in Note 25 as to which the date is
                               September 6, 2000)

                                    VIVENDI

                     CONSOLIDATED BALANCE SHEETS -- ASSETS

                                                                        AT DECEMBER 31,
                                                             -------------------------------------
                                                    NOTES        1999          1999         1998
                                                    -----    ------------    ---------    --------
                                                             ($ MILLIONS)        (E MILLIONS)
GOODWILL, NET.....................................    3         9,927.0       10,388.6     4,514.9
OTHER INTANGIBLE ASSETS, NET......................    4         8,296.1        8,681.9     3,282.7
Property plant and equipment......................             25,388.5       26,569.1    18,641.1
Publicly-owned utility networks...................              3,808.7        3,985.8     1,206.3
Accumulated depreciation..........................            (10,107.5)     (10,577.5)   (7,605.3)
                                                              ---------      ---------    --------
PROPERTY, PLANT AND EQUIPMENT, NET................    6        19,089.7       19,977.4    12,242.1
Investments accounted for using the equity
  method..........................................    5           747.2          781.9     1,738.1
Investments accounted for using the cost method...    7         2,308.3        2,415.6       668.6
Portfolio investments held as fixed assets
  (securities)....................................    7           510.6          534.4       876.3
Portfolio investments held as fixed assets
  (others)........................................    7         2,447.3        2,561.1     2,749.9
                                                              ---------      ---------    --------
FINANCIAL ASSETS..................................              6,013.4        6,293.0     6,032.9
                                                              ---------      ---------    --------
TOTAL LONG-TERM ASSETS............................             43,326.2       45,340.9    26,072.6
Inventories and work-in-progress..................    8         4,682.6        4,900.3     2,996.0
Accounts receivable...............................    9        21,396.8       22,391.7    13,369.2
Short-term loans..................................              2,900.7        3,035.6     2,078.8
Cash, cash equivalents and marketable
  securities......................................   10         6,792.6        7,108.5     4,465.8
                                                              ---------      ---------    --------
TOTAL CURRENT ASSETS..............................             35,772.7       37,436.1    22,909.8
                                                              ---------      ---------    --------
TOTAL ASSETS......................................             79,098.9       82,777.0    48,982.4
                                                              =========      =========    ========

For periods presented prior to January 1, 1999, the Consolidated Financial Statements have been prepared in French francs and translated into euros using the official fixed exchange rate E1 = FF 6.55957, applicable since January 1, 1999 (see Note 2 to the Consolidated Financial Statements).

  The accompanying notes are an integral part of these consolidated financial statements.

                                    VIVENDI

      CONSOLIDATED BALANCE SHEETS -- LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                        AT DECEMBER 31,
                                                              ------------------------------------
                                                     NOTES        1999          1999        1998
                                                     -----    ------------    --------    --------
                                                              ($ MILLIONS)        (E MILLIONS)
Share capital......................................              3,130.5       3,276.1     2,431.0
Additional paid-in capital.........................              4,157.5       4,350.8     3,429.1
Retained earnings..................................              3,120.2       3,265.3     1,980.1
                                                                --------      --------    --------
TOTAL SHAREHOLDERS' EQUITY.........................   11        10,408.2      10,892.2     7,840.2
MINORITY INTERESTS.................................   12         3,872.3       4,052.4     2,423.0
DEFERRED INCOME....................................              1,248.4       1,306.4       715.4
RESERVES AND ALLOWANCES............................   14         6,577.5       6,883.3     5,931.7
SUBORDINATED DEBT..................................   13           170.4         178.3       174.0
Non-recourse project financing.....................   13         1,140.0       1,193.0     1,059.7
Other financial long-term debt.....................   13        17,068.0      17,861.7     8,722.8
                                                                --------      --------    --------
LONG-TERM DEBT.....................................   13        18,208.0      19,054.7     9,782.5
OTHER LONG-TERM LIABILITIES........................              1,490.9       1,560.2       987.7
                                                                --------      --------    --------
TOTAL LONG-TERM LIABILITIES........................             41,975.7      43,927.5    27,854.5
Accounts payable...................................   15        22,773.1      23,832.1    16,077.3
Bank overdrafts and other short-term borrowings....             14,350.1      15,017.4     5,050.6
                                                                --------      --------    --------
TOTAL CURRENT LIABILITIES..........................             37,123.2      38,849.5    21,127.9
                                                                --------      --------    --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.........             79,098.9      82,777.0    48,982.4
                                                                ========      ========    ========

For periods presented prior to January 1, 1999, the Consolidated Financial Statements have been prepared in French francs and translated into euros using the official fixed exchange rate E1 = FF 6.55957, applicable since January 1, 1999 (see Note 2 to the Consolidated Financial Statements).

  The accompanying notes are an integral part of these consolidated financial statements.

                                    VIVENDI

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                  AT DECEMBER 31,
                                                ---------------------------------------------------
                                       NOTES        1999          1999         1998         1997
                                       -----    ------------    ---------    ---------    ---------
                                                ($ MILLIONS)               (E MILLIONS)
REVENUE..............................             39,773.1       41,622.5     31,737.1     25,476.6
Other revenue........................              1,864.6        1,951.3      1,516.8        954.6
Purchases and external costs.........            (22,659.2)     (23,712.9)   (18,575.3)   (14,810.9)
Personnel costs......................             (9,906.6)     (10,367.3)    (8,165.8)    (6,760.5)
Taxes................................               (629.9)        (659.2)      (627.9)      (475.7)
Other operating expenses.............             (3,642.4)      (3,811.8)    (2,662.5)    (2,434.3)
Depreciation and amortization........             (2,559.3)      (2,678.3)    (1,831.7)    (1,314.0)
Employee profit-sharing..............                (61.0)         (63.8)       (59.3)       (40.3)
OPERATING INCOME.....................              2,179.3        2,280.5      1,331.4        595.5
                                                 ---------      ---------    ---------    ---------
Financial (expenses) income..........                (54.7)         (57.2)       307.3       (180.5)
Financial provisions.................               (155.7)        (162.9)      (298.0)      (120.8)
NET FINANCIAL (EXPENSES) INCOME......               (210.4)        (220.1)         9.3       (301.3)
                                                 ---------      ---------    ---------    ---------
INCOME FROM OPERATIONS BEFORE
  EXCEPTIONAL ITEMS AND INCOME
  TAXES..............................              1,968.9        2,060.4      1,340.7        294.2
                                                 ---------      ---------    ---------    ---------
Exceptional items....................               (873.7)        (914.3)        42.7      1,777.5
Depreciation, amortization and
  provisions on exceptional items....                 73.1           76.5        206.6       (898.9)
INCOME BEFORE INCOME TAXES, GOODWILL
  AMORTIZATION, EQUITY INTEREST AND
  MINORITY INTEREST..................              1,168.3        1,222.6      1,590.0      1,172.8
                                                 ---------      ---------    ---------    ---------
Income taxes and deferred tax........   16           758.0          793.2        (90.0)      (194.7)
INCOME BEFORE GOODWILL AMORTIZATION,
  EQUITY INTEREST AND MINORITY
  INTEREST...........................              1,926.3        2,015.8      1,500.0        978.1
                                                 ---------      ---------    ---------    ---------
Goodwill amortization................               (584.8)        (612.0)      (209.5)      (374.7)
INCOME BEFORE EQUITY INTEREST AND
  MINORITY INTEREST..................              1,341.5        1,403.8      1,290.5        603.4
                                                 ---------      ---------    ---------    ---------
EQUITY IN NET INCOME OF AFFILIATES...                 31.4           32.9         42.5        103.6
Minority interest....................                 (5.1)          (5.3)      (212.2)       115.1
NET INCOME...........................              1,367.8        1,431.4      1,120.8        822.1
                                                 =========      =========    =========    =========

For periods presented prior to January 1, 1999, the Consolidated Financial Statements have been prepared in French francs and translated into euros using the official fixed exchange rate E1 = FF 6.55957, applicable since January 1, 1999 (see Note 2 to the Consolidated Financial Statements).

                                    VIVENDI

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                           ADDITIONAL
                                                 SHARE      PAID-IN      RETAINED      NET       SHAREHOLDERS'
                                       NOTES    CAPITAL     CAPITAL      EARNINGS     INCOME        EQUITY
                                       -----    -------    ----------    --------    --------    -------------
                                                                (E MILLIONS)
BALANCE AT DECEMBER 31, 1996.........           1,869.2      2,358.3       609.6        297.7       5,134.8
Net income for the year 1997.........                                                   822.1         822.1
Foreign currency translation
  adjustment.........................                                      208.4                      208.4
Dividends paid and net income
  appropriation......................                                       71.9       (297.7)       (225.8)
Goodwill.............................                          (31.9)                                 (31.9)
Capital increase.....................    11       174.3        910.9                                1,085.2
Release of revaluation surplus and
  other..............................                                     (146.1)                    (146.1)
                                                -------     --------     -------     --------      --------
BALANCE AT DECEMBER 31, 1997.........           2,043.5      3,237.3       743.8        822.1       6,846.7
Changes in accounting methods........    11                               (226.8)                    (226.8)
                                                -------     --------     -------     --------      --------
RESTATED NET TOTAL AT DECEMBER 31,
  1997...............................           2,043.5      3,237.3       517.0        822.1       6,619.9
Net income for the year 1998.........                                                 1,120.8       1,120.8
Foreign currency translation
  adjustment.........................                                     (168.7)                    (168.7)
Dividends paid and net income
  appropriation......................                                      516.2       (822.1)       (305.9)
Goodwill.............................    11                   (579.0)                                (579.0)
Capital increase.....................    11       387.5        770.8                                1,158.3
Release of revaluation surplus and
  other..............................                                       (5.2)                      (5.2)
                                                -------     --------     -------     --------      --------
BALANCE AT DECEMBER 31, 1998.........           2,431.0      3,429.1       859.3      1,120.8       7,840.2
Net income for the year 1999.........                                                 1,431.4       1,431.4
Foreign currency translation
  adjustment.........................                                      383.3                      383.3
Dividends paid and net income
  appropriation......................                                      707.3     (1,120.8)       (413.5)
Goodwill.............................  3&11                 (4,310.3)                              (4,310.3)
Capital increase.....................    11       845.1      5,232.0                                6,077.1
Release of revaluation surplus and
  other..............................                                     (116.0)                    (116.0)
                                                -------     --------     -------     --------      --------
BALANCE AT DECEMBER 31, 1999.........           3,276.1      4,350.8     1,833.9      1,431.4      10,892.2
                                                =======     ========     =======     ========      ========

For periods presented prior to January 1, 1999, the Consolidated Financial Statements have been prepared in French francs and translated into euros using the official fixed exchange rate E1 = FF 6.55957, applicable since January 1, 1999 (see Note 2 to the Consolidated Financial Statements).

  The accompanying notes are an integral part of these consolidated financial statements.

                                    VIVENDI

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------------
                                                                 U.S. $                   EUROS
                                                              ------------   -------------------------------
                                                                  1999         1999        1998       1997
                                                              ------------   ---------   --------   --------
                                                              ($ MILLIONS)            (E MILLIONS)
CASH FLOW FROM OPERATING ACTIVITIES:
  Net income................................................     1,367.8       1,431.4    1,120.8      822.1
  Adjustments to reconcile net income to net cash provided
    by operating activities.................................
    Depreciation and amortization...........................     3,334.6       3,489.7    2,125.0    2,822.3
    Financial provisions....................................       155.7         162.9      298.0      120.8
    Gains on sale on property and equipment and financial
     assets, net............................................      (640.2)       (670.0)    (297.9)  (2,120.7)
    Undistributed earnings of affiliate, net................        48.5          50.8       38.8      (27.4)
    Deferred taxes..........................................      (976.7)     (1,022.1)    (279.4)      53.9
    Minority interests......................................         5.1           5.3      212.2     (115.1)
    Net changes in current assets and liabilities:
      Prepaid, deferrals and accruals.......................    (1,045.7)     (1,094.3)    (536.1)    (423.5)
      Other working capital.................................      (902.3)       (944.3)     216.5      468.8
                                                               ---------     ---------   --------   --------
    NET CASH PROVIDED BY OPERATING ACTIVITIES...............     1,346.8       1,409.4    2,897.9    1,601.2
CASH FLOW FROM INVESTING ACTIVITIES:
  Purchase of property, plant and equipment.................    (5,444.1)     (5,697.3)  (3,942.1)  (2,289.9)
  Proceeds from sale of property, plant and equipment.......     1,043.6       1,092.1      191.7      289.1
  Purchase of investments...................................   (11,439.8)    (11,971.7)  (2,229.0)  (3,139.4)
  Sales of investments......................................     2,584.3       2,704.5    2,532.7    2,950.0
  Purchase of portfolio investments.........................      (684.6)       (716.4)    (168.1)    (169.4)
  Sales of portfolio investments............................       643.4         673.3      579.3      283.6
  Disbursement on notes receivables.........................    (1,071.2)     (1,121.0)    (522.1)    (576.6)
  Principal payment on notes receivables....................     1,760.0       1,841.8      192.1      600.0
  Net (increase) decrease in short-term financial
    receivables.............................................      (115.3)       (120.7)   1,421.2     (491.9)
  Purchase of treasury shares held as marketable
    securities..............................................    (1,339.5)     (1,401.8)    (288.7)    (252.1)
  Sales (purchases) of other marketable securities..........     1,109.4       1,161.0     (692.8)    (309.8)
                                                               ---------     ---------   --------   --------
    NET CASH USED IN INVESTING ACTIVITIES...................   (12,953.8)    (13,556.2)  (2,925.8)  (3,106.4)
CASH FLOW FROM FINANCING ACTIVITIES:
  Net increase (decrease) in short-term borrowings..........     8,861.3       9,273.4   (1,384.2)  (1,675.3)
  Proceeds from insurance of borrowings and other long-term
    debt....................................................    11,175.9      11,695.6    2,850.7    1,868.3
  Principal payment on borrowings and other long-term
    debt....................................................    (9,459.6)     (9,899.5)  (1,042.4)    (853.2)
  Net proceeds from issuance of common stock................     3,149.1       3,295.5      146.8    2,381.4
  Purchase of treasury stock................................      (129.3)       (135.3)        --         --
  Cash dividends paid.......................................      (462.3)       (483.8)    (348.3)     (56.8)
                                                               ---------     ---------   --------   --------
    NET CASH PROVIDED BY FINANCING ACTIVITIES...............    13,135.1      13,745.9      222.6    1,664.4
Effect of foreign currency exchange rate changes on cash and
  cash equivalents..........................................        (1.4)         (1.5)      89.3       36.1
                                                               ---------     ---------   --------   --------
CHANGE IN CASH AND CASH EQUIVALENTS.........................     1,526.7       1,597.6      284.0      195.3
                                                               =========     =========   ========   ========
CASH AND CASH EQUIVALENTS:
  Beginning.................................................     1,208.0       1,264.2      980.2      784.9
  Ending....................................................     2,734.6       2,861.8    1,264.2      980.2
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash payments for:
    Interest................................................       833.2         871.9      408.0      334.0
    Income taxes............................................       353.1         369.5      140.8      181.4
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING
  ACTIVITIES:
  Acquisition:
    Purchase of affiliates by issuance of common stock......     2,126.3       2,225.2      923.1       41.9
    Issuance of common stock in settlement of note
     payable................................................       592.1         619.6      150.0      768.5
    Issuance of common stock in settlement of dividends.....                                           162.4

For periods presented prior to January 1, 1999, the Consolidated Financial Statements have been prepared in French francs and translated into euros using the official fixed exchange rate E1 = FF 6.55957, applicable since January 1, 1999 (see Note 2 to the Consolidated Financial Statements).

  The accompanying notes are an integral part of these consolidated financial statements.

                                    VIVENDI

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1) BUSINESS DESCRIPTION

     Vivendi, together with its subsidiaries and investees ("Vivendi" or the "Company"), a French corporation (Societe Anonyme) provides a broad range of services mainly in three primary business sectors: Communication and Environmental Services, which are the two core business sectors of the Company, and Construction and Real Estate, whose activities the Company has been reducing.

     Incorporated in 1853, where it originally supplied water in French cities, the Company experienced mostly internal growth until the early 1980s, when it significantly diversified its environmental activities by entering the waste management, energy and transportation businesses. The Company entered into the communication sector, through its participation in the establishment of the first French pay television service, CANAL+, in 1983, and in 1987 by launching Societe Francaise du Radiotelephone ("SFR"), the first private mobile telephony operator in France. In addition, the Company entered the multimedia and publishing sector through the acquisition of Havas (1998) and Cendant Software
(1998). In 1988, the Company reinforced operations in the construction sector through the purchase of Societe Generale d'Entreprises ("Vinci"), a French building and civil engineering company.

     Following is a brief description of the operating activities in each of the business sectors:

COMMUNICATION (TELECOMMUNICATION, MULTIMEDIA AND PUBLISHING, AUDIOVISUAL AND INTERNET SEGMENTS)

     The Company provides a wide variety of communication, entertainment and educational products and services, from mobile telephony and Internet services to film production and publishing. The primary focus of the communication business is on developing integrated telecommunication and multimedia services for the European market and establishing and developing Internet websites and services.

ENVIRONMENTAL SERVICES (WATER, WASTE MANAGEMENT, ENERGY, TRANSPORTATION AND FOMENTO DE CONSTRUCCIONES Y CONTRATAS ("FCC") SEGMENTS)

     The Company is a provider of environmental management services to a wide range of public authorities and industrial, commercial and residential customers. The Company offers a variety of integrated services, including water treatment and system operation, waste management, energy services and power generation, and transportation services. The Company also jointly controls FCC, a Spanish publicly listed multi-services environmental and construction company.

CONSTRUCTION AND REAL ESTATE SEGMENTS

     As part of the ongoing strategy of the Company of focusing on Communication and Environmental services, the Company decided in 1999 to reduce its activities in the real estate and construction businesses. The Company will retain certain real estate assets consisting primarily of investments arising out of past real estate development projects. In January 2000, the Company has reduced its stake in the Construction Group, Vinci to 16.9% and in July 2000 the Company has sold Nexity to institutional investors.

2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

     The consolidated financial statements of Vivendi have been prepared in accordance with accounting principles generally accepted in France ("French GAAP"). The financial statements of foreign subsidiaries have, when necessary, been adjusted to comply with French GAAP. French GAAP differs in certain respects from accounting principles generally accepted in the United States. A description of these differences and their effects on net income and shareholders' equity is set forth in Note 25. The financial

                                    VIVENDI
statements have been formatted in the original French GAAP financial statements presentation and where necessary have been modified to include certain additional disclosures in order to conform more closely with the content of financial statements required by the generally accepted accounting principles in the United States ("US GAAP").

CONVENIENCE TRANSLATIONS

     The consolidated balance sheet and consolidated statements of income and cash flows include amounts as of and for the year ended December 31, 1999 denominated in millions of U.S. dollars. These amounts are presented as permitted convenience translations under Rule 3-20 of Regulation S-X of the U.S. Securities and Exchange Commission and have been prepared using an exchange rate of U.S.$1 to E1.0465, which was the exchange rate as of June 30, 2000. Convenience translations are presented solely for the convenience of the reader of these financial statements and should not be construed as representations that the local currency has been, could have been, or could in the future be converted into U.S. dollars at this or any other rate of exchange.

PRINCIPLES OF CONSOLIDATION

     All material companies in which Vivendi has legal or effective control are consolidated. The Company consolidates Cegetel and CANAL+, in which it owns less than 50% of the voting shares. The Company has a direct and indirect ownership interest in Cegetel totaling 44%. Cegetel is consolidated because, through a shareholders' agreement, the Company has a majority of the shareholder voting rights. The Company has a 49% direct ownership interest in CANAL+. With respect to CANAL+, the Company has the ability to control major decisions through its Board representatives and through its participation on the Compensation Committee of the Board. The Company has a direct and indirect ownership interest in Societe Generale d'Enterprises ("S.G.E.," renamed Vinci in 2000) totaling 49.2%. Pursuant to a decision of a general meeting of the shareholders of S.G.E., double voting rights were granted to all shares held by the same shareholder for at least two years. As a result of this decision, the Company controls S.G.E. as of December 31, 1999 through its holding of 62.97% of the voting rights. In addition, the Company only consolidates the subsidiary if no other shareholder or group of shareholders exercise substantive participating rights, which would allow those shareholders to veto or block decisions taken by the Company. The Company uses the equity method of accounting for its investments in certain subsidiaries in which it owns less than 20% of the voting shares. In these situations, the Company exercises significant influence over the operating and financial decisions of the subsidiary either (a) through a disproportionate representation on the subsidiary's board of directors, e.g., the percentage of directors appointed to the board by the Company is greater than the percentage of its shareholding interest and those directors allow the Company to exercise significant influence, and (b) because there is no other shareholder with a majority voting ownership in the subsidiary, which is a consideration under French accounting principles to determine whether significant influence exists, or (c) because the Company exercises substantive participating rights, through shareholders agreements, that allow the Company to veto or block decisions taken by the subsidiary board. Significant investments in which Vivendi has 20% to 50% ownership or otherwise exercises significant influence are accounted for under the equity method. The proportionate method of consolidation is used for investments in jointly controlled companies, where Vivendi and outside shareholders have agreed to exercise joint control over significant financial and operations policies. For such entities, the Company records its proportionate interest in the balance sheet and income statement accounts. All other investments in affiliates which are not consolidated are accounted for at cost. Subsidiaries acquired are included in the consolidated financial statements as of the acquisition date or the most recent balance sheet date. All material intercompany transactions have been eliminated. In the case of proportionally consolidated companies, intercompany transactions are eliminated on the basis of Vivendi interest in the company involved.

                                    VIVENDI

USE OF ESTIMATES

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the disclosures of contingent assets and liabilities. Actual results could differ significantly from these estimates.

     Significant estimates made by management in the preparation of these financial statements include amounts for pension liabilities, deferred taxes, valuation estimates for long-lived assets, total gross revenue on film and television rights, as well as recorded and disclosed amounts for certain financial instruments.

INTRODUCTION OF THE EURO

     Since the introduction of the euro on January 1, 1999, the functional and reporting currency of the Company has been the euro. Prior to this date, the functional and reporting currency of the Company was the French franc. Consequently, prior periods have been restated from French francs into euros using the official fixed exchange rate E1 = FF 6.55957. These restated financial statements depict the same trends as the financial statements previously prepared using the French franc. Further, the restated financial statements will not be comparable to financial statements of other companies that report in euros and have restated prior periods from currencies different than the French franc.

TRANSLATION OF FOREIGN SUBSIDIARIES' FINANCIAL STATEMENTS

     Balance sheets, statements of income and cash flows of subsidiaries whose functional currency is different from that of the parent are translated into the reporting currency at the applicable year-end exchange rates. Translation gains and losses are recorded in retained earnings. The exchange rates of the significant currencies of non-euro countries used in the preparation of the consolidated financial statements were as follows:

                                                              1999     1998     1997
                                                              -----    -----    -----
US dollar...................................................  0.995    0.857    0.913
Pound sterling..............................................  1.608    1.418    1.512

     For subsidiaries operating in countries where the local currency is deemed to be highly inflationary, balance sheets and statements of income and cash flows are translated into a stable currency of a country that has a similar economy. Related translation gains or losses are recorded in current period earnings. These financial statements are then translated from the stable currency into the reporting currency using year-end exchanges rates, and related translation gains or losses are recorded in retained earnings.

     Subsequent to December 31, 1998, balance sheets, statements of income and cash flows of subsidiaries located in countries that have adopted the Euro as their official currency are translated from the former national currencies to the Euro at the official fixed exchange rates that have been established as of January 1, 1999 and are no longer subject to fluctuation.

REVENUE RECOGNITION

     Revenue is recorded when title passes to the customer or when services are rendered in accordance with contracts. Title passes to the customer when goods are shipped. Revenues relating to specific sectors are discussed in applicable sections of this footnote.

GOODWILL AND BUSINESS COMBINATIONS

     All business combinations are accounted for as purchases or mergers. Under the purchase accounting method, assets acquired and liabilities assumed are recorded at fair value. The excess of the purchase price

                                    VIVENDI
over the fair value of net assets acquired, if any, is capitalized as goodwill and amortized over the estimated period of benefit on a straight-line basis. The amortization periods for goodwill range from 10 to 40 years.

     Certain significant acquisitions have been accounted for as mergers as permitted under French GAAP. Under this method, the assets and liabilities of the acquired company are accounted for at historical cost. Goodwill corresponds to the difference between the value of shares issued and the equity of ownership interests acquired, valued at historical cost.

     In accordance with French GAAP, for transactions where acquisitions are completed through issuance of capital, the portion of goodwill attributable to such proceeds may be charged to shareholders' equity, up to the amount of the related share premium.

OTHER INTANGIBLE ASSETS

     Market share and editorial resources (see accounting policies specific to the communication sector) are not amortized.

     Start-up costs relating to the implementation of new activities including pre-operating costs and film development rights, are amortized over their estimated useful life.

     Other intangible assets include costs incurred to obtain contracts, such as mobile subscribers acquisition costs and fees paid to local authorities for public services contracts. Subscribers acquisition costs are amortized over the contract period of 12 months. Fees paid to local authorities are amortized over the duration of the contract, which is up to 30 years.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following useful lives:

                                                              ESTIMATED USEFUL LIVES
                                                                     IN YEARS
                                                              ----------------------
Buildings...................................................         20 to 50
Equipment and machinery.....................................          3 to 15

     Assets financed by leasing contracts that include a purchase option (known in France as "credit-bail") are capitalized and amortized over the shorter of the lease term or the estimated useful lives of the assets. Amortization expense on assets acquired under such leases is included with depreciation and amortization expense.

VALUATION OF LONG-LIVED ASSETS

     The carrying value of long-lived assets, including goodwill and other intangible assets, is reviewed on a regular basis for the existence of facts or circumstances, both internally and externally, that may suggest impairment. Should impairment be indicated, a valuation allowance is established, based on estimated fair value.

FINANCIAL ASSETS

  Investments accounted for using the cost method

     Investments in unconsolidated affiliates are carried at cost. Any negative difference between carrying value and fair value that is determined to be other than temporary is reserved.

                                    VIVENDI

  Portfolio investments held as fixed assets

     Portfolio and other investments include unlisted and listed equity securities of unconsolidated subsidiaries and long-term loans that are recorded at cost. When fair value is less than cost and is determined to be other than temporary, a valuation allowance may be provided. Estimated fair value is determined on the basis of Vivendi's share of the equity of the companies concerned adjusted to market value in the case of listed securities, and of their earnings growth prospects.

INVENTORIES AND WORK-IN-PROGRESS

     The Company values inventories according to the provisions of the French Commercial Code, either on a first-in-first-out or a weighted average cost basis. Inventories are stated at the lower of cost or net realizable value. Work-in-progress consists primarily of long-term contracts incurred in the Construction and Real Estate sector.

DEFERRED TAXES

     Deferred tax assets are recognized for deductible timing differences, net tax operating loss carryforwards and tax credit carryforwards. Deferred tax liabilities are recognized for taxable timing differences. Deferred tax assets are recorded at their estimated net realizable value. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the enactment date.

CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

     Cash and cash equivalents include all cash balances and short-term highly liquid investments with original maturities of three months or less at the time of purchase and are stated at cost which approximates their fair value.

     Marketable securities include Vivendi treasury shares and other highly liquid investments. Vivendi treasury shares are classified as marketable securities when they are acquired to stabilize the market price of Vivendi shares or in connection with stock options granted to directors and employees. Treasury shares held for other reasons are recorded as an offset to shareholders' equity. Marketable securities are carried at cost, and a valuation allowance is provided if the fair value is less than the carrying value.

PENSION PLANS

     Vivendi has several pension plans that cover substantially all employees. Vivendi determines its pension obligations using the projected unit credit method. This method considers the probability of personnel remaining with Vivendi until retirement, the foreseeable changes in future compensation, and the appropriate discount rate for each country in which Vivendi maintains a pension plan. This results in the recognition of pension-related assets or liabilities, and the recognition of the related net expenses over the estimated term of service of the employees.

     Vivendi's employees in France and most other European countries are eligible, for severance pay pursuant to applicable law immediately upon termination. Vivendi reserves for such employee termination liabilities using the projected unit credit method.

     Prior to 1998, Vivendi only recorded the benefits paid to retired employees and the premiums paid for insurance contracts that covered pension benefits and retirement indemnities for employees in service at that time as pension expenses.

                                    VIVENDI

STOCK BASED COMPENSATION

     Vivendi has adopted stock option incentive plans that grant options on its common shares to certain directors and officers. The purpose of these stock option plans is to align the interest of management with the interest of shareholders by providing certain officers and other key employees with additional incentives to increase the Company's performance on a long-term basis. Shareholders' equity is credited for the cumulative strike price to reflect the issuance of shares upon the exercise of options. Treasury shares that are held by the Company to fulfill its obligations under stock options granted have been recorded in the balance sheet as marketable securities and are carried at the lower of their historical cost or fair value. Vivendi recognizes any resulting holding gain or loss in the period that the shares are sold to the plan.

     The Company also maintains employee stock purchase plans that allow substantially all full-time employees of Vivendi and certain of its subsidiaries to purchase shares of Vivendi. Shares purchased by employees under these plans are subject to certain restrictions over the sale or transfer of the shares by employees for a five-year period. The shares are sold to employees at a discount of 20% from the average market price of Vivendi stock over the last 20 business days prior to the date that the share grant is authorized by the Board of Directors.

DERIVATIVE FINANCIAL INSTRUMENTS

     The Company manages certain of its financial risks by using derivative financial instruments that qualify as hedges.

     The Company primarily uses interest rate swaps and caps to manage interest rate risks relating to its funding costs. The goal of these swaps is, depending on the circumstances involved, to modify from fixed to floating rates and from floating to fixed as well as to modify the underlying index on floating rate debt. The goal of the interest caps is to limit the upside risk relating to floating rate debt. Interest rate swaps that modify borrowings or designated assets are accounted for on an accrual basis. Premiums paid for interest rate caps are expensed as incurred.

     The Company uses currency swaps and forward exchange contracts to manage its foreign currency risk. Forward exchange contracts are used to hedge firm and anticipated transactions relating to assets denominated in foreign currencies. Currency rate swaps are used to modify the interest rate and currency of foreign denominated debt. Gains and losses arising from the change in the fair value of currency instruments that qualify for hedge accounting treatment are deferred until related gains or losses on hedged items are realized.

     Other derivative financial instruments are used by the Company to hedge a part of public debt with principal repayment terms based on the value of Vivendi stock. These instruments effectively modify the principal terms to a fixed amount and the rates to floating rates.

     Any financial instruments that do not qualify as hedges for financial reporting purposes are recorded at the lower of cost or fair value in other current assets or liabilities and the profit or loss relating to the periodic change in fair value is recorded as income or expense in the current period.

FOREIGN CURRENCY TRANSACTIONS

     Foreign currency transactions are converted into euros at the exchange rate on the transaction date. At year-end, receivables and payables denominated in foreign currencies are translated into euros at the year-end exchange rates. The resulting exchange losses are expensed in the current period earnings and unrealized gains are deferred.

                                    VIVENDI

     Exchange losses on borrowings denominated in foreign currencies that qualify as hedges of net investments in foreign subsidiaries are included as translation adjustments as a separate component of shareholders' equity.

RESEARCH AND DEVELOPMENT

     The Research and Development costs are expensed as incurred. Research and Development costs were E121 million, E62 million and E46 million for the years ended December 31, 1999, 1998 and 1997, respectively.

ACCOUNTING FOR INTERNAL USE SOFTWARE

     Direct internal and external costs incurred to develop computer software for internal use are capitalized during the application development stage and otherwise expensed. Such costs are amortized over their useful life. Policies applied by specific sectors are discussed in applicable sections of this footnote.

ACCOUNTING FOR COSTS OF COMPUTER SOFTWARE TO BE SOLD, LEASED, OR OTHERWISE MARKETED

     All costs incurred to establish the technological feasibility of a computer software product to be sold, leased, or otherwise marketed are research and development costs. Such costs are charged as expenses as they are incurred. The technological feasibility of a computer software product is established when the Company has completed all planning, designing, coding, and testing activities that are necessary to establish that the product can be produced to meet its design specifications. The period between establishing the technological feasibility and the generation of a working model of the software to be marketed is not material; therefore, the Company expenses all costs relating to external use software.

ADVERTISING COSTS

     The cost of advertising is expensed as incurred; however, certain costs specifically related to the change of Company corporate name have been capitalized and amortized over 3 years.

EARNINGS PER SHARE

     Earnings per share is based on net income after taxes divided by the weighted average number of common shares outstanding.

ACCOUNTING POLICIES SPECIFIC TO THE COMMUNICATION SECTOR

  Audiovisual segment

     Revenue from broadcast advertising is recognized when commercials are aired. Revenue from television subscription services related to cable and satellite programming services is recognized as the services are provided. Revenue from the theatrical distribution of motion pictures is recognized when the motion pictures are exhibited.

     Film and television rights are stated at the lower of cost, less accumulated amortization, or net realizable value. Television broadcast programming licenses and rights and related liabilities are recorded at contractual price when the screening certificate is obtained or from the signature date of the contract, if later. Films and television production costs are expensed based on the ratio of the current period's gross revenue to estimated total gross revenue from all sources on an individual production basis. Revenue estimates are reviewed periodically and amortization is adjusted accordingly.

                                    VIVENDI

     Television network and station rights for theatrical movies and other long-term programming are charged to expense primarily on the usage of programs. Multi-year sports rights are charged to expense over the term of the contract.

     Estimates of total gross revenue can change significantly due to a variety of factors, including the level of market acceptance of the film and television products, advertising rates and subscriber fees. Accordingly, revenue estimates are reviewed periodically and the related asset amortization is adjusted prospectively, if necessary. Such adjustments could have a material effect on results of operations in future periods.

  Telecommunication segment

     Revenue from the telecommunication segment are recognized when the services are provided. Telecommunication subscription revenue fees are deferred and recognized over the contract term, generally 12 months. Prepaid telecommunication fees are deferred and recognized when minutes are used.

     Discounts granted to customers represent mobile purchase incentives (service credit for 12 months) and discounts on packs (mobile granted access to an SFR flat-rate tariff including connection). These discounts are treated as a reduction in revenue, and are spread over 12 months from the date the line is put into service.

  Internet segment

     Website development costs are expensed as incurred.

  Multimedia and publishing segment

     Revenue in the publishing segment is comprised of magazine advertising revenue which is earned when the advertisement runs and publication subscription revenue which is recognized over the term of the subscription on a straight-line basis. In addition, revenue in this segment is generated from book and software sales which is recognized when legal title to goods transfers upon shipment to the retailer.

ACCOUNTING POLICIES SPECIFIC TO THE ENVIRONMENTAL SERVICES SECTOR

  Contractual Environment

     Vivendi holds public service contracts relating to its operations in water distribution and treatment, district heating networks, urban transportation and waste collection and treatment. Under the French legal system, there are three primary types of public service contracts: "Affermage" (public service management) where the operator is granted the obligation to manage and maintain facilities owned and financed by local authorities, "Concession", facility management contracts which are similar to a BOT (Build Operate Transfer agreements) and contracts presenting mixed characteristics of "Affermage" (public service management) and "Concession" contracts.

     In France, Vivendi mainly operates "Affermage" (public service management) contracts.

  Revenue Recognition

     Revenue is recognized when services are rendered.

  Facilities

     Facilities operated by the Company are generally financed by local authorities and remain their property throughout the contract period. Individual facilities financed by the Company as a consequence of

                                    VIVENDI
specific contractual terms are recorded as fixed assets and depreciated to their estimated residual value, if any, on the shorter of their economic useful lives or the contract's term. Wherever the contract's term is shorter than the economic useful life of the asset, such depreciation is classified as a liability as a financial depreciation.

  Commitments to maintain and repair assets

     Vivendi generally assumes a contractual obligation to maintain and repair facilities managed through public service contracts. Corresponding repair and maintenance costs are expensed as incurred, except for some investments in joint ventures where these costs are accrued in advance.

  Fees paid to local authorities

     Vivendi does not have any obligation for compensation payments to local authorities during the contract period, except for fees that have been agreed by both parties and formally defined by the contract.

     Vivendi's policy is to expense as incurred fees that are paid to local authorities when these fees are paid annually and to amortize these costs on a straight-line basis when the fees consist of payments at the beginning of the contract.

  Landfill capitalization and depletion

     Landfill sites are carried out at cost and amortized ratably using the units of production method over the estimated useful life of the site as the airspace of the landfill is consumed.

     Landfill costs include capitalized engineering and other professional fees paid to third parties incurred to obtain a disposal facility permit.

     When the Company determines that the facility cannot be developed or the likelihood of grant of the permit cannot be documented before its final authorization, as it is the case in France and the U.K., these costs are expensed as incurred.

  Landfill closure and post-closure costs

     The Company has financial obligations relating to closure and post-closure costs and the remediation of disposal facilities it operates or is otherwise responsible for. The Company accrues a reserve for these estimated future costs pro rata over the estimated useful life of the facilities.

ACCOUNTING POLICIES SPECIFIC TO THE CONSTRUCTION AND REAL ESTATE SECTOR

  Real Estate segment

     Real estate companies recognize revenue on real estate development projects using the percentage-of-completion method when certain criteria are met or upon consummation of the sales contract and delivery of the real estate. Unsold units are included in work-in-progress at the lower of carrying value or estimated fair value at completion less cost to sell.

     For rental properties, the difference between rental income and operating costs is charged to earnings. Provisions are made, as appropriate, to reduce rental properties to the lower of cost or fair value.

  Construction contracts

     Construction companies recognize margin using the percentage of completion method. The percentage of completion method was adopted on January 1, 1998 by companies operating in the Construction and Real Estate business segments for contracts in excess of six months in duration. Contracts in these sectors

                                    VIVENDI
with an anticipated duration of less than six months are accounted for under the completed contract method. For building and civil engineering and road works, the Company recognizes percentage of completion based upon the unit of work performed method. This "technical progress" is measured by Company engineers based upon procedures approved by management. For other activities where the measurement of technical progress is not practicable, progress is measured by the ratio of costs incurred in the period to the total estimated costs of the contracts.

     The Company determines substantial completion of a contract whenever work has been accepted by clients. This approval is materialized by the signature by the client of a specific report.

     The Company recognizes costs related to claims as incurred whereas revenues are recognized when they are approved by the customer. If the additional costs are not the result of deficiencies in the contractor's performance, such revenues are nevertheless recognized if assessed by management as having a legal basis in the contract, were unforeseen at the contract date, are based on reasonable, identifiable, verifiable costs which are probable to result in additional revenue.

     Over the period of construction costs and revenues at completion are periodically revised to take into account identified modifications of the terms of the contract. Impacts of such changes in estimated gross profit are recognized in the income of the period if the Company becomes aware of them prior to the issuance of the financial statements. In addition, whenever a loss at completion becomes probable due to these changes, a provision to cover the loss is made.

CHANGE IN ACCOUNTING PRINCIPLES

     As of January 1, 1997, for certain subsidiaries of the Company and as of January 1, 1998, for the remaining other subsidiaries, Vivendi adopted new accounting principles pursuant to changes in French GAAP for pensions. As of January 1, 1998 and pursuant to recommendations made by the "Conseil National de la Comptabilite" on June 18, 1997, Vivendi adopted new accounting principles pursuant to changes in French GAAP for capital leases and long-term construction contracts. These changes were made to more closely align the Company's accounting practices to International Accounting Standards. The cumulative effects of these changes in accounting principles were to increase 1998 net income by E10.3 million and to decrease retained earnings by E226.8 million.

NEW ACCOUNTING PRONOUNCEMENTS IN FRANCE

     A new set of accounting standards set forth by the "Comite de la Reglementation Comptable" in April 1999, covering the consolidation methodologies applicable to consolidated financial statements will be effective for fiscal years beginning on or after January 1, 2000. The Company does not expect that the adoption of these new standards will have any material impact on the Company's financial position or results of operations.

                                    VIVENDI

3) GOODWILL AND BUSINESS COMBINATIONS

     Goodwill by segment is detailed as follows (in millions of Euros):

                                                           AT DECEMBER 31,
                                           -----------------------------------------------
                                                           1999                     1998
                                           ------------------------------------    -------
                                                       ACCUMULATED
                                            GROSS      AMORTIZATION      NET         NET
                                           --------    ------------    --------    -------
Telecommunication........................   1,866.2        (153.5)      1,712.7    1,566.5
Multimedia and Publishing................     650.5         (55.6)        594.9      309.7
Audiovisual..............................   2,307.5        (142.3)      2,165.2      456.2
Internet.................................        --            --            --         --
                                           --------      --------      --------    -------
COMMUNICATION............................   4,824.2        (351.4)      4,472.8    2,332.4
                                           --------      --------      --------    -------
Water....................................   2,779.6        (352.7)      2,426.9      336.2
Waste management.........................   1,317.1        (115.1)      1,202.0      423.3
Energy...................................     875.4        (190.3)        685.1      352.8
Transportation...........................     196.0         (51.6)        144.4       93.5
FCC......................................     734.7         (75.9)        658.8      627.6
                                           --------      --------      --------    -------
ENVIRONMENTAL SERVICES...................   5,902.8        (785.6)      5,117.2    1,833.4
                                           --------      --------      --------    -------
Construction.............................   1,015.4        (313.1)        702.3      236.7
Real Estate..............................     255.9        (166.2)         89.7      111.7
                                           --------      --------      --------    -------
CONSTRUCTION & REAL ESTATE...............   1,271.3        (479.3)        792.0      348.4
                                           --------      --------      --------    -------
OTHER....................................     139.7        (133.1)          6.6        0.7
                                           --------      --------      --------    -------
TOTAL....................................  12,138.0      (1,749.4)     10,388.6    4,514.9
                                           ========      ========      ========    =======

     Total goodwill amortization expense for the years ended December 31, 1999, 1998 and 1997 was E612.0 million, E209.5 million and E374.7 million, respectively.

     The following is a summary of the most significant acquisitions during the periods presented in the accompanying financial statements:

HAVAS

     Effective January 1, 1998, Vivendi acquired the remaining 70.6% of Havas, a publishing and multimedia company. In exchange for these shares, Vivendi issued 69,236,562 shares of common stock to Havas shareholders. Cumulated with the shares acquired in 1997 the total goodwill related to Havas is detailed as follows being considered that the 1998 transaction is accounted for as a merger (in millions of Euros):

Book value of net tangible and intangible assets acquired...  1,336
Purchase price..............................................  2,595
                                                              -----
Goodwill....................................................  1,259
                                                              -----
Goodwill recorded as an asset...............................    680
Goodwill charged to shareholders' equity....................    579

     Goodwill recorded as an asset arising from this transaction is being amortized over 40 years.

                                    VIVENDI

FCC

     In October 1998, Vivendi acquired 49% and obtained joint control of a Spanish holding company whose only asset is a 56.5% ownership interest in FCC, a publicly listed company in Spain active in the environmental services sector. Vivendi paid E794 million in cash in exchange for the interest in the holding company. The holding company, which fully consolidates FCC, is reflected in the Company's financial statements on the proportionate consolidation method. The details of the acquisition are as follows (in millions of Euros):

Fair value of net tangible and intangible assets acquired...  240
Purchase price..............................................  794
                                                              ---
Goodwill....................................................  554
                                                              ---
Goodwill recorded as an asset...............................  554

     Goodwill recorded as an asset arising from this transaction is being amortized over 40 years.

HAVAS INTERACTIVE

     In January 1999, Vivendi acquired 100% of the outstanding shares of Cendant Software (renamed Havas Interactive), a US based software development company which produces games and educational CD-ROM. The transaction was accounted for as a purchase. Vivendi made a payment of E678 million in exchange for the shares of Havas Interactive. The details of the acquisition are as follows (in millions of Euros):

Fair value of net tangible and intangible assets acquired...  396
Purchase price..............................................  678
                                                              ---
Goodwill....................................................  282
                                                              ---
Goodwill recorded as an asset...............................  282

     Goodwill recorded as an asset arising from this transaction is being amortized over 10 years.

USFILTER

     In April 1999, Vivendi acquired 100% of the outstanding shares of USFilter, a US based water treatment and equipment manufacturing company. The transaction was accounted for as a purchase. Vivendi paid E5,801 million in cash and financed through issuance of bonds and issuance of Vivendi common shares. The details of the acquisition are as follows (in millions of Euros):

Fair value of net tangible and intangible assets acquired...  1,224
Purchase price..............................................  5,801
                                                              -----
Goodwill....................................................  4,577
                                                              -----
Goodwill recorded as an asset...............................  1,801
Goodwill charged to shareholders' equity....................  2,776

     Goodwill recorded as an asset arising from this transaction is being amortized over 40 years.

CANAL+

     In September 1999, Vivendi acquired control of CANAL+, a pay television service company located in Europe, through the acquisition of an additional 15% of the outstanding shares and increased its ownership percentage from 34% at December 31, 1998 to 49% at December 31, 1999. The Company's

                                    VIVENDI
control is derived (i) from the fact that Vivendi had a majority of the Board of Directors, as well as the committees of the Board which are responsible for key operating and financial decisions, (ii) from the French law, which stipulates that no individual entity can own, either directly or indirectly, more than 49% of a television broadcaster, and (iii) from the absence of any other significant shareholder of CANAL+. Indeed, no other shareholder holds rights that allow him to substantially participate in the management of CANAL+. To acquire the 15% interest, Vivendi issued 17,500,000 shares of common stock to third parties in exchange for the shares of CANAL+. The details of the acquisition are as follows (in millions of Euros):

Fair value of net tangible and intangible assets acquired...    215
Purchase price..............................................  1,374
                                                              -----
Goodwill....................................................  1,159
                                                              -----
Goodwill recorded as an asset...............................     --
Goodwill charged to shareholders' equity....................  1,159

BRITISH SKY BROADCASTING (BSKYB)

     During 1999, the Company acquired an interest and met criteria of significant influence in BSkyB through the purchase of shares held by Granada and Pearson (11.8%) for E1,203.3 million, and through the merger with Pathe (12.7%).

     Vivendi issued 4,254,300 shares of common stock and paid E873.8 million in cash in exchange for the shares of BSkyB.

     Vivendi subsequently disposed of substantially all of the Pathe operating activities and retained Pathe's 12.7% interest in BSkyB. E383.0 million of the original goodwill has been allocated to the disposed activities.

     The related goodwill was determined after allocation of the purchase price to the former Pathe's activities disposed of in 1999 and amounts to E1,604 million among which E306 million was charged to shareholder's equity.

     Goodwill recorded as an asset arising from this transaction is being amortized over 40 years.

     The following summary, prepared on a pro forma basis, combines the results of operations as if all entities acquired in purchase business combinations during 1999 had been completed as of the beginning of the periods presented (in millions of Euros, except per share amounts):

                                                                AT DECEMBER 31,
                                                              --------------------
                                                                1999        1998
                                                              --------    --------
                                                                  (UNAUDITED)
Pro forma sales.............................................  45,414.5    38,935.9
Pro forma net income........................................   1,385.6       655.9
Pro forma earnings per share................................      2.44        1.26

                                    VIVENDI

     The following summary, prepared on a pro forma basis, combines the results of operations as if all entities acquired in purchase business combinations during 1998 had been completed as of the beginning of the periods presented (in millions of Euros, except per share amounts):

                                                                AT DECEMBER 31,
                                                              --------------------
                                                                1998        1997
                                                              --------    --------
                                                                  (UNAUDITED)
Pro forma sales.............................................  32,450.4    29,588.6
Pro forma net income........................................   1,106.5       957.7
Pro forma earnings per share................................       2.5        2.08

4) OTHER INTANGIBLE ASSETS

     Intangible assets other than goodwill are detailed as follows (in millions of Euros):

                                                               AT DECEMBER 31,
                                                              ------------------
                                                               1999       1998
                                                                NET        NET
                                                              -------    -------
Fees paid to local authorities..............................    516.9      554.7
Trademarks, market share, editorial resources...............  5,395.7    1,453.9
Software....................................................    459.0      335.3
Prepaid expenses............................................  1,192.0      668.9
Audiovisual and musical rights..............................    823.6         --
Other.......................................................    294.7      269.9
                                                              -------    -------
TOTAL.......................................................  8,681.9    3,282.7
                                                              =======    =======

     Fees paid to local authorities relating to public service contracts, which are located primarily in France, amounted to E516.9 million and E554.7 million for the years ending December 31, 1999 and 1998, respectively. These are amortized over the term of the contracts.

     Trademarks, market share and editorial resources mostly relate to Vivendi's water, waste management and transportation, media and audiovisual activities, in the amounts of E2,059.2 million, E318.8 million, E1,726.4 million and E1,067.7 million, respectively, at December 31, 1999 and E26 million, E281 million, E1,087 million and E0 million, respectively, at December 31, 1998. The carrying value of market share is reviewed for realization each year on the same basis of criteria used to assess its initial value, such as the market position, net sales, and gross operating surplus or deficit. If the review indicates an other than temporary reduction in value, a valuation allowance is recorded.

     Prepaid expenses of E1,192 million at December 31, 1999 and E668.9 million at December 31, 1998, primarily relate to the difference between the contractual amounts of debt servicing payments to municipalities and the expense charged to income over the period of public service contracts, and to the balance of mobile subscriber acquisition costs.

     Total amortization expense for other intangible assets for the years ended December 31, 1999, 1998 and 1997 was E367.2 million, E195.7 million and E138.0 million, respectively.

     Accumulated amortization amounted to E2,563.4 million and E875.8 million as of December 31, 1999 and 1998, respectively.

                                    VIVENDI

5) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

     Investments accounted for using the equity method are detailed as follows (in millions of Euros):

                                                                      AT DECEMBER 31,
                                            -------------------------------------------------------------------
                                                              PROPORTIONATE SHARE    PROPORTIONATE SHARE OF NET
                                               INTEREST            OF EQUITY               INCOME (LOSS)
                                            --------------    -------------------    --------------------------
                                            1999     1998      1999        1998       1999      1998      1997
                                            -----    -----    -------    --------    ------    ------    ------
CANAL+...........................     (1)     N/A    33.94%      N/A       524.0       N/A      (9.6)      N/A
Telecom Developpement............           49.90%   49.90%    241.4       238.5      (1.1)    (17.1)    (13.9)
Havas Advertising................  (2)(8)   19.71%   29.85%    127.8       155.6      11.3      13.6        --
Cofiroute........................           31.13%   31.13%    105.0       105.5      26.0      21.4      19.0
UGC..............................           39.34%   38.04%     71.1        63.1       0.4       0.6       1.6
AOL CompuServe France SAS........     (3)   55.00%      --      59.3          --      (8.6)       --        --
Philadelphia Suburban............     (8)   15.87%   13.18%     55.0        26.5       5.4       3.2       2.8
UGC CineCite.....................           19.44%      --      52.0          --       0.3        --        --
South Staffordshire..............     (8)   32.71%   33.17%     47.0        37.3      10.1       7.7       7.5
Bristol Waterworks Co............     (8)   24.14%   24.19%     36.3        29.1       5.1       4.7       4.2
Midkent..........................     (8)   23.82%   24.00%     27.2        20.7       6.1       4.9       5.2
British Sky Broadcasting.........  (4)(8)   23.36%      --    (250.0)         --     (13.7)       --        --
Audiofina........................     (5)      --    18.36%       --       229.4        --      10.4        --
CANAL+ DA........................     (6)     N/A    25.00%      N/A        50.0        --      (0.2)       --
Magyar Telecom...................     (6)     N/A    39.92%      N/A        37.4        --      (1.5)     (0.2)
Consumers Water..................             N/A    22.62%      N/A        22.2        --       2.5       1.9
Other............................     (7)     N/A      N/A     209.8       198.8      (8.4)      1.9      75.4
                                                              ------     -------     -----     -----     -----
TOTAL............................                              781.9     1,738.1      32.9      42.5     103.6
                                                              ======     =======     =====     =====     =====

---------------
(1) Vivendi acquired an additional 15% of the capital stock of CANAL+ in September 1999, bringing Vivendi's total equity interest to 49%. CANAL+ was consolidated beginning October 1, 1999, due to the acquisition of effective control.

(2) At the end of 1999, Vivendi sold 9% of Havas Advertising.

(3) The rights granted to minority shareholders limit Vivendi's role to that of significant influence, and not control.

(4) As described in note 13, the Company has assumed a debt obligation which is convertible into shares of BSkyB in a business combination. The Company owns 24.43% of the BSkyB common shares outstanding, but considers 1.07% of the total shares to be held for the repayment of the convertible debt. Accordingly, the Company applies the equity method to the percentages presented above.

(5) During 1999, Audiofina was disposed of.

(6) Magyar Telecom and CANAL+ DA were fully consolidated in 1999.

(7) Other investment consists of various entities accounted for using the equity method as of December 31, 1997, all of which were sold or consolidated in 1998.

(8) The December 31, 1999 quoted market price for these investments, which are publicly listed, is as follows: Havas Advertising: E633 million, Philadelphia Suburban: E142 million, South Staffordshire: E98 million, Bristol Waterworks Co: E31 million, Midkent: E25 million, British Sky
    Broadcasting: E6,766 million.

     Dividends received from the equity affiliates amount to E83.7 million in 1999, E81.3 million in 1998, and E76.2 million in 1997.

                                    VIVENDI

     Summarized financial information for equity method investees is as follows (in millions of Euros):

                                                                AT DECEMBER 31,
                                                        -------------------------------
                                                          1999        1998       1997
                                                        --------    --------    -------
BALANCE SHEET DATA
Long-term assets......................................   6,472.1    10,303.1
Current assets........................................   3,911.7     5,470.5
Total assets..........................................  10,383.8    15,773.6
Shareholders' equity..................................   1,294.7     5,055.5
Minority interests....................................     111.6       191.8
Financial debt........................................   3,719.7     4,650.6
Reserves and other liabilities........................   5,257.8     5,875.7
Total liabilities and shareholders' equity............  10,383.8    15,773.6
INCOME STATEMENT DATA
Net revenue...........................................  12,086.3    11,232.2    9,290.6
Operating income......................................     173.8       755.6      590.5
Net income (loss).....................................    (308.2)      209.1      519.5

6) PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment by segment are detailed as follows (in millions of Euros):

                                                             AT DECEMBER 31,
                                  ---------------------------------------------------------------------
                                                             1999                                1998
                                  ----------------------------------------------------------   --------
                                  PROPERTY,                          ACCUMULATED      NET        NET
                                  PLANT AND     PUBLICLY-OWNED      DEPRECIATION/   TANGIBLE   TANGIBLE
                                  EQUIPMENT   UTILITY NETWORKS(A)   AMORTIZATION     ASSETS     ASSETS
                                  ---------   -------------------   -------------   --------   --------
Telecommunication...............   3,642.3              7.2            (1,012.6)     2,636.9    2,104.4
Multimedia and publishing.......     511.4               --              (246.5)       264.9      301.8
Audiovisual activities..........   2,338.4              0.9            (1,696.8)       642.5       20.6
Internet........................        --               --                  --           --         --
                                  --------          -------           ---------     --------   --------
COMMUNICATION...................   6,492.1              8.1            (2,955.9)     3,544.3    2,426.8
                                  --------          -------           ---------     --------   --------
Water...........................   4,397.1          2,652.0            (1,587.4)     5,461.7    2,152.3
Waste Management................   3,988.6             12.5            (1,770.8)     2,230.3    1,505.7
Energy..........................   5,442.1            575.1            (1,196.4)     4,820.8    2,730.7
Transportation..................   1,425.3            200.9              (658.0)       968.2      533.9
FCC.............................   1,130.0               --              (484.1)       645.9      462.8
                                  --------          -------           ---------     --------   --------
ENVIRONMENTAL SERVICES..........  16,383.1          3,440.5            (5,696.7)    14,126.9    7,385.4
                                  --------          -------           ---------     --------   --------
Construction....................   2,239.9            529.2            (1,560.1)     1,209.0      786.7
Real Estate.....................   1,331.8              8.0              (341.6)       998.2    1,585.6
                                  --------          -------           ---------     --------   --------
CONSTRUCTION & REAL ESTATE......   3,571.7            537.2            (1,901.7)     2,207.2    2,372.3
                                  --------          -------           ---------     --------   --------
OTHER...........................     122.2               --               (23.2)        99.0       57.6
                                  --------          -------           ---------     --------   --------
TOTAL...........................  26,569.1          3,985.8           (10,577.5)    19,977.4   12,242.1
                                  ========          =======           =========     ========   ========

---------------
* (a) See applicable section of Note 2.

                                    VIVENDI

     The break-out of property, plant and equipment net is as follows (in millions of Euros):

                                                                AT DECEMBER 31,
                                                              --------------------
                                                                1999        1998
                                                              --------    --------
Land........................................................   1,773.2     1,427.9
Buildings...................................................   2,680.2     2,602.1
Equipment and machinery.....................................   8,352.4     5,225.9
Construction in progress....................................   1,323.0       905.7
Other.......................................................   2,253.6       995.4
                                                              --------    --------
PROPERTY, PLANT AND EQUIPMENT...............................  16,382.4    11,157.0
                                                              --------    --------
PUBLICLY OWNED UTILITY NETWORKS.............................   3,595.0     1,085.1
                                                              --------    --------
TOTAL.......................................................  19,977.4    12,242.1
                                                              ========    ========

     Tangible assets financed by leasing contracts, including purchase options, amount to E1,139.2 million and E1,258.0 million at December 31, 1999 and 1998, respectively. Accumulated amortization related to these assets financed under capital leases was E379.9 million and E456.8 million at December 31, 1999 and 1998, respectively.

     As of December 31, 1999 and 1998, property plant and equipment totaling E2.1 billion and E1.5 billion were pledged as collateral for borrowings from banks. See note 13.

     Depreciation expense for the years ended December 31, 1999, 1998 and 1997 was E1,898.1 million, E1,385.7 million and E883.8 million, respectively.

7) FINANCIAL ASSETS

  Investments accounted for using the cost method

     Investments accounted for using the cost method are detailed as follows (in millions of Euros):

                                                             AT DECEMBER 31,
                                                 ----------------------------------------
                                                              1999                  1998
                                                 -------------------------------    -----
                                                  GROSS     ALLOWANCE      NET       NET
                                                 -------    ---------    -------    -----
Elektrim Telekomunikacja SP Zoo.........   (1)   1,209.2         --      1,209.2       --
Canal Satellite.........................   (2)     304.0         --        304.0       --
Mediaset SpA............................           143.6         --        143.6       --
Television Holding SA...................   (4)      85.7         --         85.7       --
Domino..................................            59.3         --         59.3       --
Csatorna Uzemeltetesi Holding
  Reszvenyta............................            40.0         --         40.0       --
Fovarosi Csatomazasi Muvek
  Reszvenytarsasag......................            37.8         --         37.8     37.8
Mitteldeutsche
  Wasserversorgungsgeselt...............   (3)      34.2         --         34.2       --
Coprim..................................            31.5      (31.5)          --      4.1
Norsk Gjenvinning.......................            29.2         --         29.2       --
CGEA Bresil.............................   (3)      23.7         --         23.7       --
Misrfone................................            22.5         --         22.5     22.5
@viso...................................   (3)      20.1         --         20.1       --
Le Vidal................................              --         --           --     86.6

                                    VIVENDI

                                                             AT DECEMBER 31,
                                                 ----------------------------------------
                                                              1999                  1998
                                                 -------------------------------    -----
                                                  GROSS     ALLOWANCE      NET       NET
                                                 -------    ---------    -------    -----
Sanepar.................................              --         --           --     59.3
Other...................................   (5)     676.5     (270.2)       406.3    458.3
                                                 -------     ------      -------    -----
TOTAL...................................         2,717.3     (301.7)     2,415.6    668.6
                                                 =======     ======      =======    =====

---------------
(1) Elektrim Telekomunikacja SP Zoo was accounted for using the cost method as of December 31, 1999 because the acquisition was consummated in December, 1999, and significant "suspensive" conditions were not fulfilled before the beginning of year 2000.

(2) Vivendi acquired additional shares through Pathe merger in 1999. These shares are accounted for using the cost method as they are deemed to be temporary due to their expected sale, which is expected to occur in 2000.

(3) Companies acquired or set up at the end of 1999.

(4) Equity stakes disposed of in 2000.

(5) As of December 31, 1998, "Other" includes Lucia (E11.6 million), and Editions Gallimard (E15.1 million), which were sold in 1999 and l'Etudiant (E26.5 million), Severoceske Vodovody Akanalizace AS (E23.1 million), Terre Armee Internationale (E20.7 million), which are consolidated in 1999, and other investments whose gross book value is under E20 million.

PORTFOLIO INVESTMENTS

     Portfolio investments securities held as fixed assets are detailed as follows (in millions of Euros):

                                                                AT DECEMBER 31,
                        ------------------------------------------------------------------------------------------------
                                             1999                                              1998
                        ----------------------------------------------    ----------------------------------------------
                                   GROSS         GROSS       ESTIMATED               GROSS         GROSS       ESTIMATED
                                 UNREALIZED    UNREALIZED      FAIR                UNREALIZED    UNREALIZED      FAIR
                        COST       GAINS         LOSSES        VALUE      COST       GAINS         LOSSES        VALUE
                        -----    ----------    ----------    ---------    -----    ----------    ----------    ---------
Saint-Gobain..........  119.2      130.7            --          249.9     341.9      333.4            --          675.3
Facic*................  185.1         --            --          185.1     185.1         --            --          185.1
Alcatel...............  145.1      298.8            --          443.9     167.3       86.3            --          253.6
Eiffage...............   56.6         --         (14.0)          42.6      56.6         --         (15.6)          41.0
Societe Generale......     --         --            --             --      21.8       12.7            --           34.5
Others (with unit book
  value of under E40
  million)............   49.0       64.3          (6.6)         106.7     127.5       14.3          (8.3)         133.5
                        -----      -----         -----        -------     -----      -----         -----        -------
TOTAL GROSS AMOUNT....  555.0      493.8         (20.6)       1,028.2     900.2      446.7         (23.9)       1,323.0
Valuation allowance...  (20.6)        --          20.6            0.0     (23.9)        --          23.9            0.0
                        -----      -----         -----        -------     -----      -----         -----        -------
TOTAL NET AMOUNT......  534.4      493.8           0.0        1,028.2     876.3      446.7           0.0        1,323.0
                        =====      =====         =====        =======     =====      =====         =====        =======

---------------
* One of the parent companies of Washington Baltimore.

                                    VIVENDI

     Other portfolio investments held as fixed assets are detailed as follows (in millions of Euros):

                                                               AT DECEMBER 31,
                                                              ------------------
                                                               1999       1998
                                                              -------    -------
Unlisted investments........................................    417.8      338.8
Long-term loans.............................................  1,350.5    2,025.9
Other.......................................................    918.8      492.2
                                                              -------    -------
                                                              2,687.1    2,856.9
Valuation allowance.........................................   (126.0)    (107.0)
                                                              -------    -------
TOTAL NET AMOUNT............................................  2,561.1    2,749.9
                                                              =======    =======

     Unlisted investments consist of bonds, equity investments in start-up companies, and mutual fund shares, of E111.4 million, E114.2 million and E35.7 million, respectively, at December 31, 1999.

     Long-term loans relate mainly to Real Estate operations for an amount of E776 million as of December 31, 1999 and to environment companies, for an amount of E301 million as of December 31, 1999.

     Other investments consist mainly of loans by CANAL+ and US Filter and bond discount related to Vivendi Environnement.

8) INVENTORIES AND WORK IN PROGRESS

     Inventories are detailed as follows (in millions of Euros):

                                                               AT DECEMBER 31,
                                                              ------------------
                                                               1999       1998
                                                              -------    -------
ENVIRONMENTAL SERVICES, INCLUDING:..........................  2,214.9      799.6
Water.......................................................  1,525.4      311.4
FCC.........................................................    230.3      190.7
Sithe Energies..............................................     80.0       20.8
COMMUNICATION, INCLUDING:...................................  1,172.3      431.9
Pay TV......................................................    769.6         --
CONSTRUCTION................................................    347.9      321.0
PROPERTY....................................................  1,823.0    2,106.1
TOTAL.......................................................  5,558.1    3,658.6
Less valuation allowance....................................   (657.8)    (662.6)
NET VALUE...................................................  4,900.3    2,996.0
                                                              =======    =======

     At December 31, 1999 inventories related to the water segment include net amounts of E613 million and E595 million due to the consolidation of USFilter and Berliner Wasser Betriebe, respectively.

     Inventory and work in progress related to pay TV are comprised of the Company's television broadcasting rights.

     For Compagnie Generale d'Immobilier et de Services, inventories and construction in process include in particular:

     -- E814.9 million of assets recorded as "Vivendi Valorisation" net of a E335.9 million provision of which E586.5 million, net of E193.9 million of provisions, represent multi-year development

                                    VIVENDI
        projects in the Greater Paris region (in the La Defense business district), in other parts of France and in Babelsberg near Potsdam in Germany.

     -- E606.3 million for assets pooled in a new legal structure called
        "Nexity" scheduled for disposal in 2000.

9) ACCOUNTS RECEIVABLE

     Accounts receivable are detailed as follows (in millions of Euros):

                                                                AT DECEMBER 31,
                                                              --------------------
                                                                1999        1998
                                                              --------    --------
Trade accounts receivable...................................  18,082.4    11,567.8
Valuation allowance.........................................  (1,068.3)     (706.2)
TOTAL TRADE ACCOUNTS RECEIVABLE.............................  17,014.1    10,861.6
VAT and other taxes.........................................   2,644.0     1,802.5
Other including deferred tax................................   2,733.6       705.1
                                                              --------    --------
TOTAL ACCOUNTS RECEIVABLE...................................  22,391.7    13,369.2
                                                              ========    ========

     The developments in the allowance for doubtful accounts for the years ended December 31, 1998 and 1999 are as follows:

                                                               AT DECEMBER 31,
                                                              -----------------
                                                               1999       1998
                                                              -------    ------
Balance at beginning of period..............................    706.2     472.4
Amount charged to expense...................................    514.3     290.2
Deductions of reserve.......................................   (248.1)   (137.2)
Other adjustments*..........................................     95.9      80.8
Balance at end of period....................................  1,068.0     706.2

---------------
* Other adjustments reflect changes in the scope of consolidation.

10) CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

     Cash, cash equivalents and marketable securities are detailed as follows (in millions of Euros):

                                                               AT DECEMBER 31,
                                                              ------------------
                                                               1999       1998
                                                              -------    -------
Cash and cash equivalents (net).............................  2,857.2    1,259.0
Marketable securities.......................................  4,251.3    3,206.8
                                                              -------    -------
Total cash, cash equivalents and marketable securities......  7,108.5    4,465.8
                                                              -------    -------

11) SHAREHOLDERS' EQUITY

     During 1997, the Company issued 2,310,588 shares with a value of E110.4 million in connection with its obligations under the employee stock purchase plan and stock option plans. In addition, the Company issued 23,565,648 shares with a value of E768.5 million relating to the conversion of bonds, and 4,749,207 shares with a value of E162.3 million relating to the conversion of cash dividends to shares of the Company. In 1997, the Company also issued 1,295,676 shares valued at E41.8 million in exchange for

                                    VIVENDI
outstanding shares of Water companies, and 6,354 shares valued at E0.3 million, relating to the exercise of warrants.

     During 1998, the Company issued 6,370,689 shares with a value of E205.5 million in connection with its obligations under the employee stock purchase plan and stock option plans, and 647,139 shares valued at E29.6 million in connection with conversion of bonds and exercise of warrants. In addition, the Company issued 69,236,562 shares valued at E923.2 million in connection with the acquisition of Havas. Goodwill of E579.0 million arising from this transaction was recorded in additional paid-in capital. The cumulative effect due to the change in accounting principles as of January 1, 1998 was E(226.8) million. This net amount includes E(170.6) million due to the change in accounting related to capital leases and E(56.2) million due to the change in pension accounting.

     During 1999, the Company issued 45,505,197 shares for a total of E2,681.0 million for the exercise of subscription options. In addition, the Company issued 25,747,392 shares with a value of E522.0 million relating to the acquisition of Pathe. The Company also issued 4,254,300 shares with a value of E325.0 million relating to the acquisition of BSkyB, and 17,500,000 shares with a value of E1,373.0 million relating to the acquisition of CANAL+ shares from Richemont. Lastly, the Company issued 9,813,432 shares with a value of E524.0 million in connection with its obligations under the employee stock purchase plan and stock option plans, and issued 19,712,100 shares valued at E652.0 million relating to the conversion of bonds and warrants. Goodwill totaling E4,310.3 million arising from business combinations was recorded in additional paid-in capital in 1999.

     The Company's consolidated and unconsolidated subsidiaries have certain restrictions on the distribution of net equity. These restrictions mainly concern French companies where, pursuant to French law, they are legally required to reserve a minimum of 5% of its annual net income within the retained earnings account. This minimum contribution is not required once the reserve equals 10% of the aggregate nominal share capital. The legal reserve is distributable only upon liquidation. At December 31, 1999, the parent company has reserved a total of E223.1 million, which represents 7% of the aggregate share capital of E3,276.1 million.

     On May 2, 1997, the Company issued 130,359,688 warrants to the Company's shareholders. The warrants grant the holder the right to receive shares of the Company at a predetermined price, originally denominated in French francs, upon exercise of 40 warrants. In May 1999, the Company adjusted the terms of the warrants consistent with the Company's stock-split and the redenomination of its capital into Euros. As a result of the adjustment, holders of these warrants may receive 3.05 new common shares at a price of E137.2 for the exercise of 40 warrants. As of December 31, 1999, 116,485,647 of these warrants remain outstanding.

     The share capital of the Company consisted of 595,648,168 shares as at December 31, 1999 and 478,389,918 as of December 31, 1998. All shares have one voting right and may be registered upon request by the owners. Registered shares held by shareholders of the European Union for at least two years have two voting rights. The treasury shares have no voting rights. The number of voting rights outstanding was 624,506,807 as of December 31, 1999 and 522,009,171 as of December 1998.

                                    VIVENDI

12) MINORITY INTERESTS

     Minority interests are detailed as follows (in millions of Euros):

                                                               AT DECEMBER 31,
                                                              ------------------
                                                               1999       1998
                                                              -------    -------
MINORITY INTERESTS AT JANUARY 1,............................  2,423.0    1,742.3
                                                              -------    -------
Changes in consolidation....................................  1,596.9      534.1
Minority interests in income of consolidated subsidiaries...      5.3      212.2
Dividends paid by consolidated subsidiaries.................    (70.3)     (37.2)
Impact of foreign currency fluctuations on minority
  interests.................................................     84.1      (21.0)
Other changes...............................................     13.4       (7.4)
                                                              -------    -------
MINORITY INTERESTS AT DECEMBER 31, .........................  4,052.4    2,423.0
                                                              =======    =======

     Changes in consolidation in 1999 primarily result from the impact of the full consolidation of CANAL+ beginning in October 1999 of E784.9 million, from the impact of the increase in Sithe's capital issued to third parties of E173.0 million, and the impact of the acquisition of Berliner Wasser Betriebe of E545.8 million, whose consolidated financial statements included minority interests.

     In 1998, the acquisition of 49% of the Spanish holding company that consolidates FCC had an impact of E370.2 million on change in scope of consolidation.

13) DEBT

     The table below presents an analysis of the consolidated long-term debt balances by type of debt instrument (in millions of Euros):

                                                                AT DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------    -------
Subordinated debt(a)........................................     178.3      174.0
Non-recourse project financing(b)...........................   1,193.0    1,059.7
Other financial long-term debt:
  Capital leases............................................     818.0      892.9
  Vivendi convertible 1.25%(c)..............................   1,700.0         --
  Vivendi Environnement 1.5%(d).............................   3,028.8         --
  BSkyB 3%(e)...............................................     155.1         --
  Mediaset Spa 3.5%(f)......................................     181.9         --
  Other.....................................................  11,977.9    7,829.9
                                                              --------    -------
Total.......................................................  19,233.0    9,956.5
                                                              ========    =======

---------------
 (a) Subordinated debt consists primarily of:

      -- a loan of E244 million to finance the wastewater treatment plant in Zaragoza, Spain, underwritten by OTV on December 27, 1991 and repayable over 15 years

      -- $70 million of securities repayable over 15 years, issued on January
         29, 1991 by Energies USA.

(b) This is non-recourse financing, i.e., it is guaranteed solely by the projects which it finances. It concerns the Sithe Energies power plants (E1,193 million). The corresponding assets are primarily included under the heading "property, plant and equipment".

                                    VIVENDI

 (c) On January 1999, Vivendi issued bonds that bear interest at 1.25%, with a maturity in January 2004 and that are convertible at the option of the bondholder, into Vivendi shares at a conversion rate of 1 bond to 3.047 shares. The maturity is January 1, 2004.

 (d) On April 1999, Vivendi Environnement, a wholly owned subsidiary, issued bonds that bear interest at 1.5%, with a maturity in January 2005, and that are convertible, at the option of the bondholder, into Vivendi shares at a conversion rate of 1 bond to 3.047 shares. If there is an initial offering of Vivendi Environnement shares, the bonds may be converted into shares of Vivendi Environnement at a predetermined conversion rate.

 (e) In connection with its acquisition of Pathe in September 1999, Vivendi assumed bonds that bear interest at 3%, with a maturity in November 2003, and that are exchangeable into BSkyB shares. Each bond may be exchanged at the option of the bondholder for 188.5236 BSkyB shares. Vivendi currently owns an adequate number of BSkyB shares to meet its maximum conversion obligation.

 (f) On April 1997, CANAL+ issued bonds that bear interest at 3.5%, with a maturity in March 2002, and that are exchangeable into Mediaset Spa shares. Each bond may be exchanged at the option of the bondholder for 341.74 shares per bond. CANAL+ currently owns an adequate number of Mediaset to meet its maximum conversion.

     Long-term debt listed according to the currency in which it is denominated is as follows (in millions of euros):

                                                                AT DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------    -------
Euros.......................................................  15,032.4    7,014.8
US Dollar...................................................   3,604.8    1,765.2
Pound Sterling..............................................     247.4       42.8
Australian Dollar...........................................     166.6      179.6
Canadian Dollar.............................................      82.0       82.4
Other.......................................................      99.8      871.7
                                                              --------    -------
Total.......................................................  19,233.0    9,956.5
                                                              ========    =======

     The table below presents a summary of the repayment schedules of the long-term debt excluding subordinated securities (in millions of euros):

                                                                AT DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------    -------
Due between one and two years...............................   4,781.0    2,435.6
Due between two and five years..............................   8,080.4    2,485.5
Due after five years........................................   6,193.3    4,861.4
                                                              --------    -------
Total.......................................................  19,054.7    9,782.5
                                                              ========    =======

     At the end of 1999, E2.1 billion in bank borrowings was supported by collateral guarantees, including E1.5 billion for the financing of power plants in the United States and E90 million for the financing of the water treatment plants of Wyuna Water in Australia.

                                    VIVENDI

14) RESERVES AND ALLOWANCES

     Reserves and allowances are detailed as follows (in millions of euros):

                                                               AT DECEMBER 31,
                                                              ------------------
                                                               1999       1998
                                                              -------    -------
Litigation including social and fiscal......................  1,081.8      808.6
Warranties and customer care................................    376.7      418.7
Financial depreciation*.....................................    525.8      489.6
Maintenance and repair costs accrued in advance.............    432.7      320.4
Reserves related to fixed assets............................    152.1      182.7
Valuation allowance on Real Estate..........................  1,255.7    1,607.4
Valuation allowance on Work in progress and losses on
  long-term contracts.......................................    684.8      490.2
Closure and post closure costs..............................    259.1      142.4
Pensions....................................................    591.6      458.7
Restructuring costs.........................................    434.1      267.0
Losses on investments in unconsolidated companies...........    376.0      294.7
Others......................................................    712.9      451.3
                                                              -------    -------
Total reserves and allowances...............................  6,883.3    5,931.7
                                                              =======    =======

---------------
* Financial depreciation of fixed assets relating to public service contracts.

     The developments in the reserve for restructuring costs for the years ended December 31, 1999 and 1998 are as follows:

                                                              AT DECEMBER 31,
                                                              ----------------
                                                               1999      1998
                                                              ------    ------
Balance at beginning of period..............................   267.0     244.7
Amount charged to expenses..................................    94.3     103.5
Deductions of reserve
  Utilization (cash)........................................  (125.4)   (114.1)
  Reversal (change in estimate).............................   (39.6)    (26.7)
Other adjustments*..........................................   237.8      59.6
Balance at end of period....................................   434.1     267.0

---------------
* Other adjustments reflect changes in the scope of consolidation.

                                    VIVENDI

     Provisions for restructuring by segment analyses as follows:

                                                               1999      1998
                                                               ----      ----
                                                              (IN MILLIONS OF
                                                                   EUROS)
Telecommunication...........................................   19.1      34.2
Publishing and Multimedia...................................   53.5      56.1
Audiovisual.................................................   37.3        --
Internet....................................................     --        --
Water.......................................................  182.9      24.2
Waste Management............................................   20.0       2.9
Energy......................................................    5.3      10.7
Transportation..............................................    0.9       1.2
FCC.........................................................     --        --
Construction................................................  107.4     128.3
Real Estate.................................................    7.7       9.4
Total.......................................................  434.1     267.0

     The changes in the scope of consolidation in 1999 are mainly explained by the acquisitions of USFilter and Medimedia, whereas the changes in the scope of consolidation in 1998 are mainly explained by the acquisition of Anaya.

15) ACCOUNTS PAYABLE

     Accounts payable are detailed as follows (in millions of euros):

                                                                AT DECEMBER 31,
                                                              --------------------
                                                                1999        1998
                                                              --------    --------
Trade accounts payable......................................  17,637.6    11,788.0
Social costs payable........................................   4,613.3     3,761.2
Other.......................................................   1,581.2       528.1
                                                              --------    --------
TOTAL ACCOUNTS PAYABLE......................................  23,832.1    16,077.3
                                                              ========    ========

16) INCOME TAXES

  Analysis of income tax expense (benefit)

     Components of the income tax provision (benefit) are as follows (in millions of euros):

                                                                 AT DECEMBER 31,
                                                           ---------------------------
                                                             1999       1998     1997
                                                           --------    ------    -----
  France.................................................      56.8      96.6     67.7
  Other countries........................................     172.0     273.4     73.1
Current income tax expense...............................     228.8     370.0    140.8
  France.................................................    (926.3)   (394.5)     7.9
  Other countries........................................     (95.7)    114.5     46.0
Deferred income tax (benefit)............................  (1,022.0)   (280.0)    53.9
                                                           --------    ------    -----
Total income tax expense (benefit).......................    (793.2)     90.0    194.7
                                                           ========    ======    =====

                                    VIVENDI

DEFERRED TAX ASSETS AND LIABILITIES

     The timing differences which give rise to significant deferred tax assets and liabilities are as follows (in millions of Euros):

                                                                AT DECEMBER 31,
                                                              --------------------
                                                                1999        1998
                                                              --------    --------
DEFERRED TAX ASSETS:
  - Employee benefits.......................................     118.1        96.4
  - Provisions for risks and liabilities....................     931.1       745.9
  - Tax loss including Real Estate operations...............   3,645.0     1,317.9
  - Other timing differences................................     520.0       253.5
GROSS DEFERRED TAX ASSETS...................................   5,214.2     2,413.7
DEFERRED TAX ASSETS NOT RECORDED IN THE BOOKS(a)............  (2,480.5)   (1,708.6)
                                                              --------    --------
Deferred tax assets recorded in the books...................   2,733.7       705.1
                                                              ========    ========
Deferred tax liabilities:
  - Depreciation............................................     606.6       359.2
  - Reevaluation of assets..................................     656.5        10.1
  - Other taxable timing differences........................     318.0       158.7
                                                              --------    --------
Gross deferred tax liabilities..............................   1,581.1       528.0
                                                              ========    ========

---------------
(a) The evolution of tax assets not recorded in the books between 1998 and 1999 is mainly due to the consolidation of CANAL+.

     Deferred tax assets are recorded in the consolidated balance sheets in the caption Accounts Receivable. Deferred tax liabilities are recorded in the caption Accounts Payable.

     Undistributed earnings of subsidiaries are indefinitely reinvested in operations and will be remitted substantially free of additional tax.

TAX RATE RECONCILIATION

     A reconciliation of the French statutory tax rate to the Company's effective tax rate is as follows:

                                                                 AT DECEMBER 31,
                                                             ------------------------
                                                              1999     1998     1997
                                                             ------    -----    -----
Statutory tax rate.........................................    40.0%    41.6%    41.6%
  Goodwill amortization not deductible for tax purpose.....    38.4%     7.2%    15.4%
  Permanent differences....................................   (79.1)%    7.1%   (93.0)%
  Lower tax rate on long-term capital gains and losses.....   (22.3)%   (6.1)%    0.0%
  Tax losses including real estate operations..............   (93.9)%  (36.9)%   63.0%
  Other, net...............................................    (7.4)%   (5.5)%   (7.9)%
                                                             ------    -----    -----
Effective tax rate(a)......................................  (124.3)%    7.4%    19.1%
                                                             ======    =====    =====

---------------
(a) The effective tax rate is computed by dividing "Income taxes and deferred taxes" by "Net income before income taxes and deferred taxes."

                                    VIVENDI

NET OPERATING TAX LOSS SAVING

     At December 31, 1999, the Company has tax losses which represent a potential tax saving of E3,645.0 millions (computed with the enacted tax rate).

     Tax losses expire as follows:

YEARS                                                            AMOUNT
-----                                                         ------------
                                                              (E MILLIONS)
2000........................................................      119.3
2001........................................................       83.4
2002........................................................      144.1
2003........................................................      315.4
2004........................................................      579.4
2005 and thereafter.........................................    1,511.2
Unlimited...................................................      892.2
                                                                -------
Total.......................................................    3,645.0
                                                                =======

17) PENSION PLANS AND POST RETIREMENT BENEFITS OTHER THAN PENSION PLANS

     In accordance with the laws and practices of each country, the Company participates in employee benefit pension plans offering death and disability healthcare, retirement and special termination benefits. Those plans provide various benefits including flat payments per year of service and final pay plans that are integrated with local social security and multi-employer plans.

     Most of the pension plans are funded with investments made in various instruments such as insurance contracts and equity and debt investment securities. These pension plans do not hold investments in the Company's shares.

     For defined contribution plans and multi-employer plans, the Company records expense equal to the contributions paid. For defined benefit pension plans, accruals and prepaid expenses are determined using the projected unit credit method.

     Special termination benefits are recorded on an accrual basis at the time the offer is accepted by the employees or their representatives.

18) DERIVATIVE FINANCIAL INSTRUMENTS AND RELATED COUNTERPARTY RISK

     Vivendi is subject to various market risks in connection with its operations. Derivative financial instruments are used to manage interest rate risk, primarily related to financing activities, and foreign currency risk associated with foreign denominated assets and liabilities.

     Credit risk associated with the derivative financial instrument portfolio is managed through credit approvals, investment limits and credit monitoring procedures. Counterparties are limited to large highly rated financial institutions.

INTEREST RATE SWAPS AND CAPS

     Interest rate swaps are generally used to modify the interest rate terms of long-term debt. This includes, depending on the circumstances involved, the modification from fixed to floating rates and from floating to fixed, as well as the modification of the underlying index on floating rate debt. Certain of the interest rate swaps employed by the Company have delayed start dates. Interest rate caps are used to limit the upside risk relating to floating rate debt.

                                    VIVENDI

CURRENCY FORWARD CONTRACTS, OPTIONS AND RATE SWAPS

     Currency options and forward contracts are used to hedge firm and anticipated transactions relating to assets denominated in foreign currencies. Currency rate swaps are used to modify the interest rate and currency of foreign denominated debt.

OTHER DERIVATIVE FINANCIAL INSTRUMENTS

     Other derivative financial instruments may be used by the Company to hedge other specifically identified risks. As of December 31, 1999 the Company had instruments that were used to modify the terms of its public debt, with principal repayment terms based on the value of Vivendi stock. These instruments effectively modify the principal terms to a fixed amount and the rates to floating rates.

     Derivative financial instruments held by the Company as of December 31, 1999 and 1998 are summarized below. Notional amounts represent the levels of involvement by the Company and are not indicative of gains or losses. Interest rates for variable instruments are based on contractual rates as of the end of the period (in millions of Euros).

                                                                     AT DECEMBER 31, 1999
                                                        ----------------------------------------------
                                                         TOTAL     1 YEAR    1-5 YEARS   5 AND + YEARS
                                                        -------    -------   ---------   -------------
INTEREST RATE HEDGING ACTIVITY
Interest rate swaps -- pay fixed rate
Notional amount.......................................  7,368.0      323.4    3,337.9       3,706.7
Average received rate (as of 12.31.99)................     3.68%
Average paid rate.....................................     4.77%
Interest rate swaps -- pay variable rate
Notional amount.......................................  1,888.7       84.8    1,386.0         417.9
Average received rate.................................     6.55%
Average paid rate (as of 12.31.99)....................     3.77%
Cross currency interest rate swap(a)
Notional amount.......................................    172.6         --      172.6            --
Average received rate (as of 12.31.99)................     3.34%
Average paid rate (as of 12.31.99)....................     2.29%
Interest rate caps
Notional amount.......................................  4,705.2    1,042.4    1,810.9       1,851.9
Guarantee rate........................................     4.89%
FOREIGN CURRENCY HEDGING ACTIVITY
Forward exchange contracts
Notional amount.......................................  1,626.0    1,626.0         --            --
OTHER DERIVATIVE FINANCIAL INSTRUMENTS
Specialized indexed swaps(b)
Notional amount.......................................    377.0         --      177.8         199.2

                                    VIVENDI

                                                                     AT DECEMBER 31, 1998
                                                        ----------------------------------------------
                                                         TOTAL     1 YEAR    1-5 YEARS   5 AND + YEARS
                                                        -------    -------   ---------   -------------
INTEREST RATE HEDGING ACTIVITY
Interest rate swaps -- pay fixed rate
Notional amount.......................................  8,425.5    1,051.5    2,443.5       4,930.5
Average received rate (as of 12.31.98)................     3.76%
Average paid rate.....................................     4.87%
Interest rate swaps -- pay variable rate
Notional amount.......................................  2,234.3         --      900.5       1,333.8
Average received rate.................................     6.69%
Average paid rate (as of 12.31.98)....................     3.69%
Cross currency interest rate swap(a)
Notional amount.......................................    172.6         --      172.6            --
Average received rate (as of 12.31.98)................     3.25%
Average paid rate (as of 12.31.98)....................     2.34%
Interest rate caps
Notional amount.......................................  6,869.9      487.8    3,615.6       2,766.5
Guarantee rate........................................     4.60%
Interest rate floors
Notional amount.......................................    152.5      152.5         --            --
Guarantee rate........................................     3.60%
FOREIGN CURRENCY HEDGING ACTIVITY
Forward exchange contracts............................    516.9      516.9         --            --
Notional amount.......................................
OTHER DERIVATIVE FINANCIAL INSTRUMENTS
Specialized indexed swaps(b)
Notional amount.......................................    324.0         --      177.8         146.2

---------------
(a) Cross currency swaps primarily consist of financial instruments that exchange floating rates between Yen and Euro.

(b) Specialized indexed swaps consist of financial instruments that receive an amount indexed to Vivendi's share performance and pay based on a variable interest rate. These swaps are used as an economic hedge of certain equity-linked bonds issued by Vivendi.

19) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following information is provided in order to meet the US GAAP requirements for disclosures of the fair value of certain types of financial instruments. A summary of the assumptions used by management to estimate the fair value of each financial instrument is listed below:

INVESTMENTS ACCOUNTED FOR USING THE COST METHOD AND PORTFOLIO INVESTMENTS

     The fair value of publicly traded equity securities is estimated using quoted market prices, where available. If a quoted market price is not available, fair value is estimated by management based on net carrying value.

                                    VIVENDI

LOANS

     The fair value of loans, which have been included in portfolio investments held as fixed assets (others) in the balance sheet, is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. These cash flow assumptions include adjustments to reflect estimates of uncollectable amounts. Management has determined that the book value of loans with variable rates or with maturities less than one year reasonably approximate fair value.

LONG TERM DEBT

     The fair value of the Company's long term debt is estimated by discounting the future cash flows using the current rates at which similar loans have been offered to the Company for debt of the same remaining maturity. For exchange traded debt, fair value is estimated using quoted market prices. Long term debt included in the table below includes amounts relating to the short term portion that are classified as short term debt for balance sheet purposes.

FINANCIAL DERIVATIVE

     The fair value of financial derivative financial instruments generally reflects the estimated amounts that the Company would expect to pay or receive to terminate these contracts. Dealer quotes or valuation models have been used to estimate the fair value of these contracts as of the reporting date (in millions of Euros).

                                                                    AT DECEMBER 31,
                                                     ----------------------------------------------
                                                             1999                     1998
                                                     ---------------------    ---------------------
                                                                 ESTIMATED                ESTIMATED
                                                     CARRYING      FAIR       CARRYING      FAIR
                                                      AMOUNT       VALUE       AMOUNT       VALUE
                                                     --------    ---------    --------    ---------
BALANCE SHEET
FINANCIAL ASSETS
Investments........................................   2,415.6     2,896.7       668.6        668.7
Portfolio investments held as fixed assets
  (securities).....................................     534.4     1,028.2       876.3      1,205.3
Other investments and loans........................   2,561.1     2,550.9     2,749.9      2,969.5
Treasury shares....................................   2,020.0     2,562.0       628.7        728.3
FINANCIAL LIABILITIES
Long-term debt.....................................  19,233.0    20,020.6     9,956.5     11,185.7
OFF-BALANCE SHEET
TREASURY MANAGEMENT
Interest rate swaps................................        --       171.0          --       (263.0)
Interest caps and floors...........................        --        86.6          --         31.0
Cross currency interest rate swaps.................        --        43.6          --          0.2
Other specialized swaps............................        --        56.7          --         35.9
Forward currency exchange contacts.................        --         6.6          --         (1.8)
Calls and puts on marketable securities............        --       (48.9)         --       (213.0)

     Financial instruments including cash and cash equivalents, accounts receivable, short-term loans, accounts payable and bank overdrafts and short-term borrowings are excluded from the above table. For these instruments, fair value was estimated to be the carrying amount due to the short maturity.

                                    VIVENDI

20) COMMITMENTS AND CONTINGENCIES

COMMITMENTS AND CONTINGENT LIABILITIES

     Vivendi's contingent liabilities relating to certain performance guarantees by segments are as follows (in millions of Euros):

                                                               AT DECEMBER 31,
                                                              ------------------
                                                               1999       1998
                                                              -------    -------
Construction................................................  1,213.1      960.2
Water.......................................................    847.3      604.0
Waste-management............................................    369.5      341.4
Audiovisual.................................................    393.0         --
Property and other activities...............................  1,271.6      566.0
                                                              -------    -------
TOTAL.......................................................  4,094.5    2,471.6
                                                              =======    =======

     Under the Berlin water contract, the Company may be obligated to pay approximately E613 million to previous land owners, not indemnified by the Berlin government, who present claims for payments.

     The Company has given specific guarantees that cover both prepayments received by the Company and performance obligations relating to construction contracts of the Company. These guarantees typically represent 20-30% of the value of a contract, and in some cases can be 100% of the contract amount.

     Contingent liabilities in the real estate segment consist of pledges in the amounts of E211 million, E188 million and E104 million, and guarantees to banks in the amounts of E52 million, E72 million and E127 million as at December 31, 1999, 1998 and 1997, respectively. In 1999, they include commitments given of E500 million regarding certain environmental and regulatory warranties, in connection with the sale of property assets.

CAPITAL LEASES AND OTHER LONG TERM LEASES

     Vivendi finances certain operating assets and investment properties through capital leases (including a purchase option (known in France as "credit bail")). Minimum future payments under these capital lease obligations at December 31, 1999 and December 31, 1998 represent E1.1 billion and E1.3 billion.

     At year end there is a long term lease back arrangement concluded with the owner of the La Villette tower block representing an annual charge amounting to E9.5 million.

     In addition, the disposal of three office building in April 1996 was accompanied by a 30-year lease back arrangement effective upon completion of the building (two of the buildings were completed in April 1998 and the third is to be handed over in April 2000).

     In 1996, three buildings were sold in Berlin. The transaction comprises lease back arrangements for periods ranging from ten to thirty years. The annual rental charge is E21.9 million. The difference between Vivendi's rental obligation under the leases and the market rent is reserved when unfavorable.

OTHER COMMITMENTS

     The Company has entered into a contract to purchase exclusive broadcasting rights for films and sporting events, under various agreements expiring through 2009. As described in note 2, under certain public service contracts, the Company has assumed fees obligation with local authorities. At December 31,

                                    VIVENDI

1999, the minimum future payments of these other commitments are summarized as follows (in millions of Euros):

                                                                       PUBLIC
                                                      BROADCASTING     SERVICE
                                                         RIGHTS       CONTRACTS     TOTAL
                                                      ------------    ---------    -------
2000................................................    1,706.1          46.3      1,752.4
2001................................................    1,351.8          43.2      1,395.0
2002................................................    1,023.8          38.7      1,062.5
2003................................................      894.7          34.5        929.2
2004................................................      761.6          30.8        792.4
2005 and thereafter.................................      797.0         134.5        931.5
                                                        -------         -----      -------
Total minimum future payments.......................    6,535.0         328.0      6,863.0
                                                        =======         =====      =======

LITIGATION

     The Company is subject to various litigation in the normal course of business. Although it is not possible to predict the outcome of such litigation with certainty, based on the facts known to the Company and after consultation with counsel, management believes that such litigation will not have a material adverse effect on the Company's financial position or results of operations.

ENVIRONMENTAL MATTERS

     Vivendi's operations are subject to evolving and increasingly stringent environmental regulations in a number of jurisdictions. Vivendi's operations are covered by insurance policies. At December 31, 1999, there are no significant environmental losses.

21) INVESTMENTS ACCOUNTED FOR USING THE PROPORTIONATE CONSOLIDATION METHOD

     Investments accounted for using the proportionate consolidation method represent companies in which Vivendi and other shareholders have agreed to exercise joint control over significant financial and operating policies.

     Summarized financial information for major subsidiaries consolidated under the proportionate consolidation method is as follows (in millions of euros):

                                                                 AT DECEMBER 31,
                                                           ---------------------------
                                                            1999       1998      1997
                                                           -------    -------    -----
BALANCE SHEET DATA
Non-current assets.......................................  4,324.6      988.4
Current assets...........................................  2,835.7    1,637.6
Total assets.............................................  7,160.3    2,626.0
Shareholders' equity.....................................  1,878.6      436.4
Minority interests.......................................    244.1      220.9
Financial debt...........................................  1,557.4      310.7
Reserves and other liabilities...........................  3,480.2    1,658.0
Total liabilities and shareholders' equity...............  7,160.3    2,626.0

                                    VIVENDI

                                                                 AT DECEMBER 31,
                                                           ---------------------------
                                                            1999       1998      1997
                                                           -------    -------    -----
INCOME STATEMENT DATA
Net sales................................................  2,508.5    1,401.7    620.5
Operating income.........................................    222.8      103.8     17.1
Net income...............................................     80.2       46.1      2.5

22) SEGMENT INFORMATION

     In accordance with the provision of FAS 131, the Company has identified 11 reportable segments which include: Telecommunication, Multimedia and Publishing, Audiovisual, Internet, Water, Waste Management, Energy, Transportation, FCC, Construction and Real Estate. These segments are consistent with the basis on which management evaluates investments and results.

     The Telecommunication segment offers mobile telephony and fixed telephony services.

     The Multimedia and Publishing segment includes book publishing, business and professional press, education material and games.

     The Audiovisual segment produces and distributes subscription television services.

     The Internet segment develops internet websites and services.

     The Water segment integrates water and wastewater activities such as water distribution, water and wastewater treatment, industrial process water, manufacturing of water treatment equipment and systems.

     The Waste Management segment collects, processes and disposes of household and industrial waste.

     The Energy segment includes independent power production and energy optimization and related services.

     The Transportation segment focuses on the operation of passenger transportation services, both road and rail networks.

     FCC is a separate segment that operates in construction, urban sanitation and water services, cement production and urban related activities in Spain and Latin America.

     The Construction segment is organized into concession and services, mechanical and electrical, road works, building and civil engineering.

     The Real Estate segment develops, sells and finances property, targeting both individual and corporate clients.

                                    VIVENDI

REVENUE FROM EXTERNAL CUSTOMERS

                                                                      AT DECEMBER 31,
                                                              --------------------------------
                                                                1999        1998        1997
                                                              --------    --------    --------
                                                                        (E MILLIONS)
Telecommunication...........................................   4,102.2     2,875.2     1,618.3
Publishing and multimedia...................................   3,316.9     2,876.3          --
Audiovisual.................................................   1,151.8       200.6        47.3
Internet....................................................       2.0          --          --
                                                              --------    --------    --------
COMMUNICATION...............................................   8,572.9     5,952.1     1,665.6
Water.......................................................  10,683.7     6,857.7     6,577.6
Waste management............................................   3,520.5     2,836.5     2,214.8
Energy......................................................   3,891.2     3,514.0     3,844.9
Transportation..............................................   2,456.8     1,991.8     1,688.7
FCC.........................................................   1,876.0       847.2          --
                                                              --------    --------    --------
ENVIRONMENTAL SERVICES......................................  22,428.2    16,047.2    14,326.0
Construction................................................   8,903.0     7,886.2     8,009.0
Real Estate.................................................   1,686.0     1,818.7     1,444.6
                                                              --------    --------    --------
CONSTRUCTION AND REAL ESTATE................................  10,589.0     9,704.9     9,453.6
OTHERS......................................................      32.4        32.9        31.4
                                                              --------    --------    --------
TOTAL REVENUE FROM EXTERNAL CUSTOMERS.......................  41,622.5    31,737.1    25,476.6
                                                              ========    ========    ========

REVENUE BETWEEN SEGMENTS

                                                                  AT DECEMBER 31,
                                                              -----------------------
                                                              1999     1998     1997
                                                              -----    -----    -----
                                                                   (E MILLIONS)
Telecommunication...........................................   68.3     64.9     44.3
Publishing and multimedia...................................   12.7      2.6       --
Audiovisual.................................................    1.0      3.2      0.2
Internet....................................................     --       --       --
                                                              -----    -----    -----
COMMUNICATION...............................................   82.0     70.7     44.5
Water.......................................................  528.6    598.9    228.1
Waste management............................................   30.5     60.7     60.2
Energy......................................................   44.4     36.9     52.1
Transportation..............................................   10.1      5.1      2.3
FCC.........................................................     --       --       --
                                                              -----    -----    -----
ENVIRONMENTAL SERVICES......................................  613.6    701.6    342.7
Construction................................................   42.8     46.0     44.6
Real Estate.................................................   66.1     67.2     88.6
                                                              -----    -----    -----
CONSTRUCTION AND REAL ESTATE................................  108.9    113.2    133.2
OTHERS......................................................   58.7      4.5     12.7
                                                              -----    -----    -----
TOTAL REVENUE BETWEEN SEGMENTS..............................  863.2    890.0    533.1
                                                              =====    =====    =====

                                    VIVENDI

AMORTIZATION EXPENSE

                                                                          AT DECEMBER 31,
                                                                   -----------------------------
                                                                    1999       1998       1997
                                                                   -------    -------    -------
                                                                           (E MILLIONS)
Telecommunication.........................................         1,022.5      651.6      518.4
Publishing and multimedia.................................            62.9      104.3         --
Audiovisual...............................................           178.9        6.4         --
Internet..................................................              --         --         --
                                                                   -------    -------    -------
COMMUNICATION.............................................         1,264.3      762.3      518.4
Water.....................................................           373.4      225.8      187.7
Waste management..........................................           315.5      240.2      184.4
Energy....................................................           196.8      199.6       59.4
Transportation............................................            85.6       69.2       51.1
FCC.......................................................            80.3       44.5         --
                                                                   -------    -------    -------
ENVIRONMENTAL SERVICES....................................         1,051.6      779.3      482.6
Construction..............................................           248.4      186.7      224.3
Real Estate...............................................            64.7       34.0      (61.8)
                                                                   -------    -------    -------
CONSTRUCTION AND REAL ESTATE..............................           313.1      220.7      162.5
OTHERS....................................................            49.3       69.4      150.5
                                                                   -------    -------    -------
TOTAL AMORTIZATION EXPENSE(1).............................         2,678.3    1,831.7    1,314.0
                                                                   =======    =======    =======

---------------
(1) Amortization expense includes both tangible and intangible assets.

OPERATING INCOME

                                                                         AT DECEMBER 31,
                                                                   ----------------------------
                                                                    1999       1998       1997
                                                                   -------    -------    ------
                                                                           (E MILLIONS)
Telecommunication.........................................           350.6       22.5    (187.8)
Publishing and multimedia.................................           354.5      252.2        --
Audiovisual...............................................          (102.7)      (4.7)    (10.9)
Internet..................................................           (50.8)      (6.4)       --
                                                                   -------    -------    ------
COMMUNICATION.............................................           551.6      263.6    (198.7)
Water.....................................................           792.6      405.0     383.2
Waste management..........................................           277.7      225.8     158.3
Energy....................................................           297.3      290.5     261.1
Transportation............................................            96.1       75.2      45.4
FCC.......................................................           190.5       74.5        --
                                                                   -------    -------    ------
ENVIRONMENTAL SERVICES....................................         1,654.2    1,071.0     848.0
Construction..............................................           175.7       82.4      (3.5)
Real Estate...............................................            36.8       (3.0)    (55.3)
                                                                   -------    -------    ------
CONSTRUCTION AND REAL ESTATE..............................           212.5       79.4     (58.8)
OTHERS....................................................          (137.8)     (82.6)      5.0
                                                                   -------    -------    ------
TOTAL OPERATING INCOME....................................         2,280.5    1,331.4     595.5
                                                                   =======    =======    ======

                                    VIVENDI

                                                                         AT DECEMBER 31,
                                                                   ----------------------------
                                                                    1999       1998       1997
                                                                   -------    -------    ------
                                                                           (E MILLIONS)
Net financial income (expense)(1).........................          (220.1)       9.3    (301.3)
Net exceptional income (expense)(2).......................          (837.8)     249.3     878.6
Income tax benefit (expense)(3)...........................           793.2      (90.0)   (194.7)
Goodwill amortization(4)..................................          (612.0)    (209.5)   (374.7)
NET INCOME AFTER GOODWILL AMORTIZATION AND BEFORE EQUITY
  AND MINORITY INTERESTS..................................         1,403.8    1,290.5     603.4
                                                                   =======    =======    ======

---------------
(1) The Company manages financial income (expense) on a corporate basis. Accordingly, an allocation of financial income (expense) would not present meaningful information.

(2) Exceptional items primarily relate to losses incurred on sales of real estate and gains on sales of financial assets managed on a corporate basis.

(3) The Company has established tax consolidation groups in order to maximize its tax efficiency. These groups are comprised of companies in different segments within a particular tax jurisdiction.

(4) Goodwill amortization is allocated to segments in the following table.

SIGNIFICANT NON-CASH TRANSACTIONS

                                                                         AT DECEMBER 31,
                                                                   ----------------------------
                                                                    1999      1998       1997
                                                                   ------    ------    --------
                                                                           (E MILLIONS)
Telecommunication.........................................            5.8      27.7       931.3
Publishing and multimedia.................................           (3.1)     45.3          --
Audiovisual...............................................         (335.3)     (1.2)         --
Internet..................................................             --        --          --
                                                                   ------    ------    --------
COMMUNICATION.............................................         (332.6)     71.8       931.3
Water.....................................................          (88.5)    (20.3)     (127.1)
Waste management..........................................            7.2     (58.8)      (20.5)
Transportation............................................            3.1      (1.9)        5.7
Energy....................................................           45.3    (188.7)      249.8
FCC.......................................................            0.2     (11.3)         --
                                                                   ------    ------    --------
ENVIRONMENTAL SERVICES....................................          (32.7)   (281.0)      107.9
Construction..............................................           22.2      76.2       (66.7)
Real Estate...............................................          503.9     194.1    (1,052.3)
                                                                   ------    ------    --------
CONSTRUCTION AND REAL ESTATE..............................          526.1     270.3    (1,119.0)
OTHERS....................................................          (78.6)    211.8       274.7
                                                                   ------    ------    --------
TOTAL NON-CASH TRANSACTIONS(1)............................           82.2     272.9       194.9
                                                                   ======    ======    ========

---------------
(1) Significant non-cash transactions have been included as exceptional items, dilution results, depreciation, amortization and provision on exceptional items, and dilution result.

                                    VIVENDI

TOTAL ASSETS

                                                                AT DECEMBER 31,
                                                              --------------------
                                                                1999        1998
                                                              --------    --------
                                                                  (E MILLIONS)
Telecommunication...........................................   9,158.6     6,429.1
Publishing and multimedia...................................   5,206.1     3,740.7
Audiovisual.................................................   8,749.0     1,336.4
Internet....................................................      34.5        11.6
                                                              --------    --------
COMMUNICATION...............................................  23,148.2    11,517.8
Water.......................................................  22,510.1     5,697.6
Waste management............................................   5,793.5     3,560.8
Transportation..............................................   2,012.5     1,377.0
Energy......................................................   9,122.1     5,535.3
FCC.........................................................   2,973.2     2,531.6
                                                              --------    --------
ENVIRONMENTAL SERVICES......................................  42,411.4    18,702.3
Construction................................................   7,802.7     6,326.7
Real Estate.................................................   5,451.8     5,920.6
                                                              --------    --------
CONSTRUCTION AND REAL ESTATE................................  13,254.5    12,247.3
OTHERS......................................................   3,962.9     6,515.0
                                                              --------    --------
TOTAL ASSETS................................................  82,777.0    48,982.4
                                                              ========    ========

EXPENDITURES FOR LONG-LIVED ASSETS

                                                                     AT DECEMBER 31,
                                                              -----------------------------
                                                               1999       1998       1997
                                                              -------    -------    -------
                                                                      (E MILLIONS)
Telecommunication...........................................  1,053.3    1,220.6      752.1
Publishing and multimedia...................................     95.5      141.8         --
Audiovisual.................................................    205.9       14.4        1.2
Internet....................................................      6.1        0.4        0.0
                                                              -------    -------    -------
COMMUNICATION...............................................  1,360.8    1,377.2      753.3
Water.......................................................    736.0      430.4      425.9
Waste management............................................    412.5      385.1      355.0
Transportation..............................................    241.4      183.6       62.3
Energy......................................................  2,407.7    1,104.0      319.3
FCC.........................................................    107.9       68.5         --
                                                              -------    -------    -------
ENVIRONMENTAL SERVICES......................................  3,905.5    2,171.6    1,162.5
Construction................................................    242.8      219.8      163.9
Real Estate.................................................     96.1       76.9       65.2
                                                              -------    -------    -------
CONSTRUCTION AND REAL ESTATE................................    338.9      296.7      229.1
OTHERS......................................................     23.1       63.4        0.4
                                                              -------    -------    -------
TOTAL EXPENDITURES..........................................  5,628.3    3,908.9    2,145.3
                                                              =======    =======    =======

                                    VIVENDI

EQUITY METHOD INVESTMENTS

                                                                 AT DECEMBER 31,
                               -----------------------------------------------------------------------------------
                                         1999                         1998                         1997
                               -------------------------    -------------------------    -------------------------
                                            SHARE IN NET                 SHARE IN NET                 SHARE IN NET
                               INVESTMENT     EARNINGS      INVESTMENT     EARNINGS      INVESTMENT     EARNINGS
                               ----------   ------------    ----------   ------------    ----------   ------------
                                                                  (E MILLIONS)
Telecommunication............    237.8           0.2           270.2        (20.5)          431.2        (15.1)
Publishing and multimedia....    134.6           9.8           391.0         14.1           811.5         35.8
Audiovisual..................    (87.7)        (42.5)          652.8         (3.4)           54.0        (40.9)
Internet.....................     28.0          (8.6)             --           --              --           --
                                 -----         -----         -------        -----         -------        -----
COMMUNICATION................    312.7         (41.1)        1,314.0         (9.8)        1,296.7        (20.2)
Water........................    200.5          31.8           177.2         25.3           162.2         23.7
Waste management.............      6.1           0.7             4.2          0.6            47.3          2.0
Energy.......................      5.7           1.7            18.0          1.3           789.9         64.4
Transportation...............      7.8           0.3             6.9          0.3             3.6          0.7
FCC..........................    124.5          10.9            91.8          4.4              --           --
                                 -----         -----         -------        -----         -------        -----
ENVIRONMENTAL SERVICES.......    344.6          45.4           298.1         31.9         1,003.0         90.8
Construction.................    121.2          27.5           118.9         20.3           104.6         19.1
Real Estate..................     10.4          (0.2)           14.3          1.3            11.3          0.4
                                 -----         -----         -------        -----         -------        -----
CONSTRUCTION AND REAL
  ESTATE.....................    131.6          27.3           133.2         21.6           115.9         19.5
OTHERS.......................     (7.0)          1.3            (7.2)        (1.2)           94.7         13.5
                                 -----         -----         -------        -----         -------        -----
TOTAL........................    781.9          32.9         1,738.1         42.5         2,510.3        103.6
                                 =====         =====         =======        =====         =======        =====

GEOGRAPHICAL BREAKDOWN OF NET SALES

                                                              AT DECEMBER 31, 1999
                                       -------------------------------------------------------------------
                                                  UNITED    REST OF   UNITED STATES    REST OF
                                        FRANCE    KINGDOM   EUROPE     OF AMERICA     THE WORLD    TOTAL
                                       --------   -------   -------   -------------   ---------   --------
                                                                  (E MILLIONS)
Communication........................   6.833.0     188.6     822.2        517.8         211.3     8,572.9
Environmental Service................   9,952.8   2,589.8   4,169.4      4,420.9       1,315.3    22,428.2
Construction and Real Estate.........   6,967.0     706.6   2,378.1         75.4         461.9    10,589.0
Others...............................      32.4      --          --           --            --        32.4
                                       --------   -------   -------      -------       -------    --------
TOTAL................................  23,785.2   3,465.0   7,369.7      5,014.1       1,988.5    41,622.5
                                       ========   =======   =======      =======       =======    ========

                                                              AT DECEMBER 31, 1998
                                       -------------------------------------------------------------------
                                                  UNITED    REST OF   UNITED STATES    REST OF
                                        FRANCE    KINGDOM   EUROPE     OF AMERICA     THE WORLD    TOTAL
                                       --------   -------   -------   -------------   ---------   --------
                                                                  (E MILLIONS)
Communication........................   5,111.2     168.9     451.9         49.0         135.2     5,916.2
Environmental Service................   9,413.6   2,230.9   2,475.7      1,215.8         711.2    16,047.2
Construction and Real Estate.........   6,866.8     547.6   1,865.6          3.0         457.7     9,740.7
Others...............................      32.4      --         0.1           --           0.4        32.9
                                       --------   -------   -------      -------       -------    --------
TOTAL................................  21,424.0   2,947.4   4,793.3      1,267.8       1,304.5    31,737.0
                                       ========   =======   =======      =======       =======    ========

                                    VIVENDI

                                                              AT DECEMBER 31, 1997
                                       -------------------------------------------------------------------
                                                  UNITED    REST OF   UNITED STATES    REST OF
                                        FRANCE    KINGDOM   EUROPE     OF AMERICA     THE WORLD    TOTAL
                                       --------   -------   -------   -------------   ---------   --------
                                                                  (E MILLIONS)
Communication........................   1,642.1       --       23.5           --            --     1,665.6
Environmental Service................   8,967.8   2,178.1     922.3      1,700.2         557.6    14,326.0
Construction and Real Estate.........   6,630.7     538.9   1,778.7          7.3         498.0     9,453.6
Others...............................      31.2       0.1       0.0           --           0.1        31.4
                                       --------   -------   -------      -------       -------    --------
TOTAL................................  17,271.8   2,717.1   2,724.5      1,707.5       1,055.7    25,476.6
                                       ========   =======   =======      =======       =======    ========

GEOGRAPHICAL BREAKDOWN OF LONG LIVED ASSETS

                                                  UNITED    REST OF   UNITED STATES    REST OF
                                        FRANCE    KINGDOM   EUROPE     OF AMERICA     THE WORLD    TOTAL
                                       --------   -------   -------   -------------   ---------   --------
                                                                  (E MILLIONS)
As of December 31, 1998..............  17,186.5   1,931.0   4,829.5      1,726.6        399.0     26,072.6
As of December 31, 1999..............  18,994.8   3,748.0   9,656.4     12,268.2        673.5     45,340.9

23) RELATED PARTY TRANSACTIONS

     The main transactions with related parties (principally all the investments carried under the equity method and subsidiaries excluded from consolidation) and amounts receivable from and payable to them were as follows:

                                                              AT DECEMBER 31,
                                                              ----------------
                                                               1999      1998
                                                              ------    ------
                                                                (E MILLIONS)
Receivables
  Trade accounts............................................  174.3     120.0
  Loans.....................................................  241.1     205.9
Payables
  Trade accounts............................................  581.2     392.9
  Loans.....................................................  281.1     426.1

                                                              AT DECEMBER 31,
                                                              ----------------
                                                               1999      1998
                                                              ------    ------
                                                                (E MILLIONS)
Sales.......................................................  630.6     501.8
Purchases...................................................  604.2     409.0
Net interest income/(expense)...............................    7.8     (15.1)

     In addition to the items above, the Company has entered into certain related party transactions described below:

     -- on April 30, 1999, Compagnie de Saint-Gobain acquired from Vivendi
        3 million Saint-Gobain shares at a price of E482.7 million (E160.91 per share), and Vivendi acquired from Compagnie de Saint-Gobain 4.7 million Vivendi shares at a price of E807.5 million (E171.81 per share, before the three-for-one stock split). These purchases were made through the exercise of Saint-Gobain's and Vivendi's respective call options mutually granted in 1998 under the plan for the reduction of their cross-holdings;

                                    VIVENDI

     -- Telecom Developpement ("TD") owned by Cegetel (49.9%) and Societe
        Nationale des Chemins de Fer Francais (50.1%), the leading French railway company is linked by a commercial agreement with Cegetel. It gives TD the exclusive right to carry Cegetel's long distance calls, subject to competitive pricing.

24) LISTING OF MAIN COMPANIES INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS IN 1999

     Vivendi Group consolidated in 1999 more than 4,600 companies compared with 3,371 in 1998. The principal companies are:

                                                              CONSOLIDATION    INTERESTS %
COMPANIES                                                        METHOD           HELD
---------                                                     -------------    -----------
VIVENDI                                                            (1)           100.00
Vivendi Environnement                                              (1)           100.00
1. WATER
VIVENDI WATER                                                      (1)           100.00
Generale des Eaux -- Sahide and its subsidiaries                   (1)           100.00
IN FRANCE:
  Compagnie des Eaux et de l'Ozone                                 (1)           100.00
  Compagnie des Eaux de Paris                                      (1)           100.00
  Societe Francaise de Distribution d'Eau                          (1)            95.35
  Compagnie Fermiere de Services Publics                           (1)            99.13
  Compagnie Mediterraneenne d'exploitation des Services
     d'Eau                                                         (1)            98.67
  Societe des Eaux de Melun                                        (1)            98.66
  Societe des Eaux de Marseille and its subsidiaries               (2)            48.79
  Societe des Eaux du Nord                                         (2)            49.53
  Societe des Eaux de Versailles et de Saint-Cloud                 (1)            50.00
  Sade-Compagnie Generale de Travaux d'Hydraulique and its
     subsidiaries                                                  (1)            97.98
  Omnium de Traitements et de Valorisation (OTV) and its
     subsidiaries                                                  (1)           100.00
  Bonna Sabla                                                      (1)            98.23
  Sainte-Lizaigne SA                                               (1)           100.00
OUTSIDE FRANCE:
  General Utilities PLC and its subsidiaries                       (1)           100.00
  USFilter Corporation and its subsidiaries                        (1)           100.00
  Berliner Wasser Betriebe                                         (2)            22.50
  Servitec KFT                                                     (1)           100.00
  Operacion y Mantenimiento de Sistemas de Agua S.A. and its
     subsidiaries                                                  (2)            50.00
  CGE Utilities (Malaisie)                                         (2)            45.00
  Coget                                                            (1)           100.00
  Compagnie Generale des Eaux Portugal                             (1)           100.00
  CGE Australia PTY Limited and its subsidiaries                   (1)           100.00
  OEWA Wasser und Abwasser                                         (1)            99.50

                                    VIVENDI

                                                              CONSOLIDATION    INTERESTS %
COMPANIES                                                        METHOD           HELD
---------                                                     -------------    -----------
2. ENERGY
ENERGY -- SERVICES
  Dalkia and its subsidiaries                                      (1)            99.47
INDEPENDENT POWER PRODUCTION
  Energies USA                                                     (1)           100.00
  Sithe Energies Inc.                                              (1)            61.41
3. WASTE-MANAGEMENT
  Compagnie Generale d'Entreprises Automobiles and its
     subsidiaries (CGEA)                                           (1)           100.00
  Societe d'Assainissement Rationnel et de Pompage and its
     subsidiaries (S.A.R.P.)                                       (1)            98.20
  SARP-Industries and its subsidiaries                             (1)            99.37
  Societe d'Equipements Manutentions et Transports (SEMAT)         (1)            99.66
  Sedibex                                                          (1)            99.67
  Onyx Environmental Group Plc                                     (1)           100.00
  Onyx North America Corp.                                         (1)           100.00
  Superior Services                                                (1)           100.00
  Collex Waste Management Pty Ltd.                                 (1)            97.00
  Onyx Umweltservice Gmbh                                          (1)            51.00
4. TRANSPORTATION
  CGEA Transport (Compagnie Generale d'Entreprises
     Automobiles) and its subsidiaries                             (1)           100.00
  Aktiebolaget Linjebuss                                           (1)           100.00
  Connex Rail Ltd.                                                 (1)           100.00
5. F.C.C.
  F.C.C. and its subsidiaries (F.C.C.)                             (2)            27.70
6. TELECOMMUNICATION
  CEGETEL AND ITS SUBSIDIARIES(A)                                  (1)            44.00
Including:
-- Societe Francaise du Radiotelephone (S.F.R.)
-- Cegetel 7
-- Cegetel Entreprises
-- Telecom Developpement
  Compagnie Transatlantique de Telecommunications (Transtel)       (1)            70.00
  Vivendi Telecommunications International and its
     subsidiaries                                                  (1)           100.00
7. MEDIA AND PUBLISHING
  Havas and its subsidiaries                                       (1)           100.00
Including:
  Havas Interactive Inc.
  U.G.C. and its subsidiaries                                      (3)            39.34
8. AUDIOVISUAL
  British Sky Broadcasting Group (BskyB)                           (3)            23.36
  CANAL+ and its subsidiaries                                      (1)            49.00
  Antennes Tonna                                                   (2)            49.00
9. CONSTRUCTION AND REAL ESTATE
  Societe Generale d'Entreprises and its subsidiaries
     (S.G.E.)                                                      (1)            49.21
  Compagnie Generale d'Immobilier et de Services (C.G.I.S.)        (1)           100.00

                                    VIVENDI

                                                              CONSOLIDATION    INTERESTS %
COMPANIES                                                        METHOD           HELD
---------                                                     -------------    -----------
10. MULTIPLE ACTIVITY AND HOLDING COMPANIES
  Vivendi North America Company Inc.                               (1)           100.00
  Vivendi Asia Pacific Pte Ltd.                                    (1)           100.00
  Vivendi U.K.                                                     (1)           100.00
  Gelgin Limited                                                   (1)           100.00

---------------
(1) = Consolidation

(2) = Proportionate consolidation

(3) = Equity method

(a) Vivendi has majority voting rights and control of the Board of Directors of Cegetel.

25) SUPPLEMENTAL DISCLOSURES

     The following information has been prepared to present supplemental disclosures required under US GAAP and SEC regulations applicable to the Company.

25A) SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING POLICIES GENERALLY ACCEPTED IN THE UNITED STATES AND FRANCE

     The consolidated financial statements of Vivendi have been prepared in accordance with French GAAP, which differs in certain significant respects from US GAAP. The principal differences between French GAAP and US GAAP as they relate to Vivendi are discussed in further detail below.

CONSOLIDATION OF LESS THAN MAJORITY OWNED ENTITIES

     Under French GAAP, if a shareholder has substantive and effective control of a less than 50% owned entity, consolidation is appropriate.

     Under US GAAP, control is normally defined as voting control (over 50%) although there may be facts and circumstances that permit consolidation in other cases. In the case of the Company's 49% interest in Canal+, consolidation is considered appropriate under French GAAP while under US GAAP equity accounting would be considered appropriate.

     There is no difference in net income or shareholder's equity that results from this difference in treatment. See 25H for additional disclosures.

USE OF THE PROPORTIONATE CONSOLIDATION METHOD

     Under French GAAP, it is appropriate to use the proportionate consolidation method for subsidiaries over which the Company and other shareholders have agreed to exercise joint control over significant financial and operating policies. Under the proportionate consolidation method, the Company recognizes the assets, liabilities, equity, revenue and expenses of subsidiaries to the extent of its interest in the Company ownership.

     Under US GAAP, when the Company controls a subsidiary based on majority ownership or voting or other rights, the subsidiary is fully consolidated. When the Company does not exercise control over a subsidiary, but has significant influence over the entity, the Company uses the equity method to account for its investment.

     This difference in accounting policy has no effect on either net income or shareholders' equity.

                                    VIVENDI

USE OF EQUITY METHOD

     Under French GAAP, there are several criteria to be met which result in the presumption that equity accounting should be used. For investments under 20%, equity accounting is followed if the investor is determined to have significant influence due to the relative level of ownership, board of directors representation, and other contractual relationships; another consideration is the level of ownership by others in the investee. In determining its significant influence in such subsidiaries, the Company applies the criteria described in
Note 2.

     Under US GAAP, equity accounting is generally required when an investor's ownership interest is equal to or greater than 20% of the investee's total voting securities. In unusual situations where the ownership interest is less than 20%, equity accounting may be appropriate if significant influence exists as the result of other contractual relationships and board representation.

CURRENCY TRANSLATION ADJUSTMENTS

  Translation of financial statements

     The balance sheets and related statements of income of subsidiaries whose functional currency is different from that of the parent are translated into the reporting currency at the applicable year-end exchange rate which is permitted under French GAAP. Translation gains and losses are recorded as a component of shareholders' equity, or in minority interest as appropriate.

     Under US GAAP, when subsidiaries' financial statements are denominated in a currency different from the parent, assets and liabilities are translated at the year-end exchange rates, which is consistent with French GAAP, however revenue and expenses are translated at the average exchange rate during the year.

     Under French GAAP, the balance sheets and statements of income and cash flows of subsidiaries operating in countries where the local currency is deemed to be highly inflationary are translated into a stable currency of a country that has a similar economy. Related translation gains or losses are recorded in current period earnings. These financial statements are then translated from the stable currency into the reporting currency using year-end exchange rates, and translation gains or losses are recorded in retained earnings.

     Under US GAAP, for subsidiaries operating in countries where the functional currency is deemed to be highly inflationary, the functional currency is considered to be the Company's reporting currency. Accordingly, balance sheets and statements of income and cash flows are remeasured for the functional currency into the reporting currency, and translation gains or losses are recorded in current period earnings.

  Foreign currency transactions

     Under French GAAP, foreign currency transactions are converted into reporting currency at the exchange rate on the transaction date. At year-end, receivables and payables denominated in foreign currencies are translated into reporting currency at the year-end exchange rate. The resulting exchange losses are expensed in the current period earnings and unrealized gains are deferred.

     Under US GAAP, both the resulting exchange gains and losses are recorded in the current period earnings.

                                    VIVENDI

BUSINESS COMBINATIONS -- GOODWILL

     Under both US and French GAAP, goodwill arising from purchase business combinations is determined as the excess of the consideration paid by the acquirer over the fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date.

     Certain significant acquisitions, particularly Havas and Pathe, have been accounted for as mergers as permitted under French GAAP. Under this method, the assets and liabilities of the acquired company are accounted for at historical cost. Goodwill is recorded to the extent that there is a difference between the value of shares issued and the equity of ownership interests acquired valued at historical cost.

     Under US GAAP, these mergers that did not meet criteria for pooling are considered as purchase business combinations. Accordingly, the assets acquired and liabilities assumed are recorded at fair value. The consideration paid is determined to be equal to the fair value of the shares issued to effect the transaction. The excess of the consideration paid over the fair value of net assets acquired is recorded as goodwill, as described above.

     Under French GAAP, the tax benefit of acquired deductible temporary differences and carry forwards may be recognized in financial statements subsequent to the acquisition date when previously reserved through a valuation allowance. Under US GAAP, this tax benefit is applied to reduce any goodwill related to that acquisition.

     In accordance with French GAAP, the Company recognizes goodwill as an asset and amortizes it over the estimated useful life. However, if the acquisition has been paid in equity securities of the Company, the resulting goodwill may be recorded as a reduction of shareholders' equity. Furthermore, trademarks, market share and editorial resources acquired in a business combination are not required to be amortized.

     Under US GAAP, goodwill is recorded as an asset and amortized over the estimated useful life, not to exceed 40 years. Market share and editorial resources would not be considered as a separately identifiable intangible asset, but as a component of goodwill, and would be recorded as an asset and amortized over the estimated useful life not to exceed 40 years. All other separately identifiable intangible assets acquired are recognized on the balance sheet and amortized over their useful lives.

     In connection with its acquisition of Pathe, the Company assumed debt that is payable in common shares of BSkyB. In addition, the Company acquired common shares of BSkyB, a portion of which has been designated as a portfolio investment to be used for the redemption of the debt. Accordingly, under French GAAP, both portfolio investment and related convertible debt are accounted for at historical cost. Under US GAAP the investment in BSkyB is accounted for using the equity method. With respect to convertible debt, a repayment liability equal to the fair value of underlying stock must be recorded when the bondholder has the option and is likely to redeem the debt in stock. This liability may be recorded as an adjustment to the debt obligation or as a separate accrual and would have been recorded at the acquisition date. Changes in the fair value of the underlying shares are recognized in current period net income.

INTANGIBLE ASSETS

     Under French GAAP, certain costs, such as subscriber acquisition costs, start-up and certain types of advertising costs, are capitalized and amortized over their useful lives or the duration of the contract, if applicable.

     Under US GAAP, subscriber acquisition costs, start-up and advertising costs are charged to expense in the period they are incurred.

                                    VIVENDI

     Under French GAAP, the costs of television and station rights relating to theatrical movies and other long-term programming of a film is expensed upon first broadcast or showing of the film. Under US GAAP, these costs are expensed over the estimated number of times shown.

LEASE CONTRACTS

     The Company recognizes assets and debts corresponding to certain types of lease contracts including a purchase option (known in France as "credit-bail"). Under French GAAP, lease payments corresponding to all other types of loans are expensed as incurred.

     Under US GAAP, leases are classified as capital or operating leases. Leases that meet the criteria of capital leases are recognized as assets with a corresponding amount presented as debt on the balance sheet. Recorded assets are depreciated over their estimated useful lives.

IMPAIRMENT/REAL ESTATE OPERATIONS

     French GAAP requires the carrying value of such assets to be reviewed for impairment but does not request a methodology as detailed as under US GAAP. The resulting impairment, if any, is recorded as a reserve which may be reversed in later periods if there is a recovery in the value of the assets.

     Under US GAAP, assets to be reviewed for impairment are grouped at an appropriate level when groups of assets generate joint cash flows. US GAAP also requires that assets are classified as either held for use or to be disposed, with the appropriate accounting based on this classification. An asset held for use is evaluated for impairment when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Assets determined to be impaired are valued at fair value. The resulting impairment, if any, is recorded as a reduction of the asset carrying value, and may not be reversed in a later period.

     The Company's impairment of long-lived assets primarily relates to its real estate assets. During 1990 to 1996, the Company disposed of certain real estate properties in which it maintained a continued involvement.

     In the French GAAP financial statements, these transactions were treated as sales and therefore removed from the balance sheet, and the profit and loss included in net income. Provisions relating to the sale arrangements were provided as necessary.

     The transactions do not meet the sales criteria under US GAAP and therefore are considered as financial arrangements. The related real estate assets which would have been recorded under US GAAP must also be considered for impairment. Accordingly, sales provisions were reversed.

PUBLIC SERVICE CONTRACTS

  Commitments to maintain and repair assets

     Under French GAAP, a few consolidated subsidiaries, being generally jointly controlled, apply the accrue in advance method to account for repair costs.

     Under US GAAP, the Company applies the expensed as incurred method for maintenance and repair expenditures.

                                    VIVENDI

  Payment to local authorities

     Under French GAAP, payments specifically related to the remaining debt service on facilities are capitalized and charged to income on a straight-line basis over the contract period. The difference between cash payments and the expense recorded is capitalized as a prepaid expense.

     Under US GAAP, the present value of the obligation corresponding to debt service payments is recognized as a liability.

CONSTRUCTION CONTRACTS

     Under French GAAP, the Company records the percentage of completion for buildings, civil engineering and road works contracts according to its earned status method which is based upon the unit of work performed method and can differ from US GAAP percentage of completion method measured on cost incurred to date to total estimated cost. In addition, as allowed under French GAAP, the Company segments contracts and therefore income of the period is recognized without reference to the total gross profit ratio of the contract. However, when gross profit ratio of the period is greater than the gross profit ratio of the contract, the Company books a reserve for deferred income. This method can differ from US GAAP which requires that certain specific criteria be met in order for a contract to be segmented.

RESERVES

     Under French GAAP, certain reserves and allowances may be provided, including reserves for repairs and replacement, restructuring charges and Year 2000 compliance costs, when it is possible that those costs will be incurred or when management decisions are taken, but not yet documented.

     Under US GAAP, contingent losses are accrued only if it is probable that a liability had been incurred at the date of the financial statements and the amount of loss can be reasonably estimated. In addition, for certain reserves, such as restructuring charges, additional criteria must be met. If these criteria are not met, the provision for these reserves and allowance may not be recognized.

INCOME TAXES

     Vivendi recognizes deferred taxes on the basis of timing differences between accounting and taxable income. The Company does not recognize deferred tax assets on net operating loss carryforwards and on timing differences when the recovery of the related deferred tax asset is not probable.

     Under US GAAP, deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and net operating loss and tax credit carryforward and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

FINANCIAL INSTRUMENTS

  Investment securities

     Under French GAAP, investments in debt and non-consolidated equity securities are recorded at acquisition cost and an allowance is provided if management deems that there has been an other-than-temporary decline in fair value. Unrealized gains and temporary unrealized losses are not recognized.

     Under US GAAP, investments in debt and equity securities are classified into three categories and accounted for as follows: Debt securities that the Company has the intention and ability to hold to

                                    VIVENDI
maturity are carried at cost and classified as "held-to-maturity." Debt and equity securities that are acquired and held principally for the purpose of sale in the near term are classified as "trading securities" and are reported at fair value, with unrealized gains and losses included in earnings. All other investment securities not otherwise classified as either "held-to-maturity" or "trading" are classified as "available-for-sale" securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in shareholders' equity.

  Treasury shares

     Under French GAAP, shares of the Company's own stock owned by the Company and its subsidiaries are recorded as marketable securities in the consolidated financial statements if those shares are acquired to stabilize the market price or in connection with stock options granted to directors and employees.

     Under US GAAP, treasury shares are recorded as a reduction of shareholders' equity. Profit and loss on the disposal of treasury shares is recognized as an adjustment to shareholders' equity.

  Derivative financial instruments

     Under French GAAP, the criteria for hedge accounting for derivative financial instruments does not require documentation of specific designation to the hedged item, nor the documentation of ongoing effectiveness of the hedge relationship. Derivative financial instruments that meet hedge criteria under French GAAP are not recorded on the consolidated balance sheet. The impact of the derivative financial instruments on the statement of income is recorded upon settlement or the payment or receipt of cash.

     Under US GAAP, derivative financial instruments for which the Company has not specifically designated or has not assessed effectiveness do not meet hedge accounting criteria. Such instruments are recorded on the consolidated balance sheet at fair value and related changes in fair value are recognized in current period net income.

     During 1998, in connection with the acquisition of 49% of the Spanish holding company that owns 56.5% of FCC, the Company has granted an option to the primary shareholder of that holding company. This option grants the primary shareholder the right to sell to the Company, at any time between April 18, 2000 and October 6, 2008, her remaining 51% in the holding company at a price based on the average market value of FCC's shares during the three months preceding the exercise of the option. Under French GAAP, the option is not recorded in the financial statements until it is exercised. Under US GAAP, a liability is recorded equal to the fair value of the put option and changes in the fair value of the option are recorded as a charge to current period earnings.

STOCK-BASED COMPENSATION

     Under French GAAP, common shares issued upon the exercise of options granted to employees and directors are recorded as an increase to share capital at the cumulative exercise price. Vivendi shares sold to employees through qualified employee stock purchase plans are reclassified from marketable securities to share capital. The difference between the carrying value of the treasury shares and the cumulative exercise price by the stock purchase plan is recognized as a gain or loss in the period that the shares are sold. In accordance with French GAAP, the Company has not recorded compensation expense on stock-based plans with a discounted strike price up to 20% from the fair value of the common shares at the date of grant.

     Under US GAAP, APB Opinion No. 25 defines plans that grant or sell common shares to employees as compensatory if such plans are not open to substantially all employees and do not require the employee to make a reasonable investment in the shares, usually defined as no less than 85% of the market value at the grant date. If a plan is deemed to be compensatory, APB Opinion 25 requires that compensation

                                    VIVENDI
arising from such plans is to be measured based on the intrinsic value of the shares granted or sold to employees. For fixed plans, the compensation expense is calculated as the difference between the fair value at the grant date and the employee strike price. Compensation expense for compensatory stock based plans is recognized in the period benefited.

PENSION PLANS

     As described further in Note 2, prior to its change in accounting policy in January 1998, the Company recorded as pension expense the benefits paid to retired employees and the premiums paid for insurance contracts for employees in service at that time. In January 1998, the Company changed its accounting policy to record pension obligations, covering all eligible employees, using the projected unit credit method.

     Under US GAAP, the projected unit credit method is required to be applied as of January 1, 1989. The transition obligation or fund excess determined as of January 1, 1989 is amortized over the average remaining service period of the population that was covered under the plan at that date.

     Under French GAAP, postretirement benefits other than pensions are recorded as expense when amounts are paid.

     Under US GAAP, the Company must recognize an obligation for amounts to be paid under postretirement plans, other than pensions. A postretirement transition obligation may be determined as of January 1, 1995 and amortized over the average remaining service period of employees covered by the plan. Current period charges are based on estimated future payments to expected retirees.

NEW ACCOUNTING PRONOUNCEMENTS IN THE UNITED STATES

     Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued in June 1998 and requires companies to recognize all derivative instruments as assets or liabilities in the balance sheet and to measure those instruments at fair value. SFAS No. 137 extends the effective date to all fiscal years beginning after June 15, 2000. The Company has not yet determined the timing of adoption of SFAS No. 133 and has not yet quantified the accounting consequences of this new standard.

     Staff Accounting Bulletin No. 101, issued in December 1999, summarizes certain of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company has not determined the impact that this Bulletin would have under US GAAP on its consolidated financial statements.

     In March of 2000 the Emerging Issues Task Force ("EITF") of the FASB reached a consensus in EITF Issue 00-2 Accounting for Website Development Costs which is effective for fiscal quarters beginning after June 30, 2000. Management does not believe that the adoption of this EITF will have a material effect on the Company's accounting policies or results of operations.

     In June of 2000, the Accounting Standards Executive Committee (AcSEC) of the AICPA issued SOP 00-2 "Accounting by Producers or Distributors of Films" and the FASB issued FASB Statement No. 139 "Recission of FASB Statement No. 53 and amendments to FASB Statements Nos. 63, 89 and 121." These statements establish new accounting and reporting standards for all producers and distributors that own or hold the rights to distribute or exploit films. The statement of position provides that the cumulative effect of changes in accounting principles caused by adoption of the provisions of the statement of position should be included in the determination of net income in conformity with Accounting Principles Board Opinion No. 20, "Accounting Changes." The statements are simultaneously effective for fiscal years beginning after December 15, 2000 and could have a material impact on the Company's results of operations and financial position. The Company is currently quantifying the impact of such adoption.

                                    VIVENDI

25B) RECONCILIATION OF EQUITY AND NET INCOME TO US GAAP

     The following is a summary reconciliation of shareholders equity, as reported in the consolidated balance sheet to shareholders' equity as adjusted for the approximate effects of the application of US GAAP for the periods ended December 31, 1999 and 1998, and net income as reported in the consolidated statement of income to net income as adjusted for the approximate effects of the application of US GAAP for the periods ended December 31, 1999 and 1998 (in millions of Euros).

                                                                AT DECEMBER 31,
                                                              --------------------
                                                                1999        1998
                                                              --------    --------
Shareholders' equity as reported in the consolidated balance
  sheet.....................................................  10,892.2     7,840.2
  Adjustments to conform to US GAAP:
  Currency translation adjustments..........................     (35.0)        3.0
  Business combinations/Goodwill............................   7,876.3     3,160.0
  Intangible assets.........................................    (460.9)     (269.4)
  Leasing contracts.........................................     (14.2)      (15.3)
  Impairment/Real Estate....................................     (64.9)     (586.0)
  Public service contracts..................................     113.9       105.2
  Construction contracts....................................     (29.8)        8.3
  Reserves for restructuring liabilities....................     146.2       104.5
  Other reserves............................................      33.5        42.8
  Financial instruments.....................................  (1,532.8)     (266.8)
  Pension plans and stock based compensation................      (8.9)       11.6
  Others....................................................     (36.4)      (46.7)
  Tax effect on the above adjustments.......................      75.3       174.0
                                                              --------    --------
US GAAP Shareholders' equity................................  16,954.5    10,265.4
                                                              ========    ========

                                                                AT DECEMBER 31,
                                                              --------------------
                                                                1999        1998
                                                              --------    --------
Net income as reported in the consolidated statements of
  income....................................................   1,431.4     1,120.8
  Adjustments to conform to US GAAP:
  Currency translation adjustments..........................      13.0        25.0
  Business combinations/Goodwill............................  (1,052.7)     (191.0)
  Intangible assets.........................................    (191.5)     (118.5)
  Leasing contracts.........................................       1.1         1.4
  Impairment/Real Estate....................................     521.1        74.9
  Public service contracts..................................       8.7        (8.7)
  Construction contracts....................................     (38.1)       (1.8)
  Reserves for restructuring liabilities....................      26.0         1.7
  Other reserves............................................       6.4       (31.6)
  Financial instruments.....................................    (208.0)     (325.8)
  Pension plans and stock based compensation................    (240.5)      (58.2)
  Others....................................................       9.9       (11.8)
  Tax effect on the above adjustments.......................     (40.7)       88.8
                                                              --------    --------
US GAAP net income..........................................     246.1       565.2
                                                              ========    ========

                                    VIVENDI

BASIC AND DILUTED EARNINGS PER SHARE

     For US GAAP purposes, basic earning per share is computed in the same manner as earnings per share under French GAAP by dividing net income by the weighted average number of shares outstanding. Diluted earnings per share reflects the potential dilution that would occur if all securities and other contracts to issue ordinary shares were exercised or converted (see Note 13). Net income represents the earnings of the Company after minority interests. The computation of diluted earnings per share is as follows (in millions of Euros or millions of shares, except earnings per share):

                                                              AT DECEMBER 31,
                                                              ----------------
                                                               1999      1998
                                                              ------    ------
Net income..................................................  246.1     565.2
                                                              -----     -----
Income before extraordinary items -- diluted................  275.9     565.2
                                                              =====     =====
Weighted average number of shares
  Outstanding -- basic......................................  511.3     438.3
                                                              =====     =====
Dilutive effect of:
  Shares issuable on exercise of dilutive options...........    2.3       2.9
  Shares attributable to stock purchase plans...............    2.7       1.0
  Shares applicable to warrants.............................    8.9       9.3
                                                              -----     -----
Weighted average number of shares
  Outstanding -- diluted....................................  525.2     451.5
                                                              =====     =====
Earnings per share:
  Basic.....................................................   0.48      1.29
                                                              =====     =====
  Diluted...................................................   0.47      1.25
                                                              =====     =====

     Debt convertible into Vivendi shares (see Note 13) was not included in the computation of diluted Earning per share because to do so would have been antidilutive for the period presented.

25C) PRESENTATION OF THE BALANCE SHEET AND INCOME STATEMENT IN US GAAP FORMAT

     For purposes of presenting a consolidated condensed balance sheet as of December 31, 1999 and 1998 and consolidated condensed income statements for the years ended December 31, 1999 and 1998 in a format consistent with US GAAP, the Company has reflected the financial statement impact of those reconciling differences between French GAAP and US GAAP presented in Note 25B. The subsidiaries consolidated using the proportionate method under French GAAP are still consolidated under the same method. In addition, due to the significance of CANAL+, the 1999 consolidated condensed US GAAP format financial statements reflect the deconsolidation of CANAL+ and the application of the equity method for the Company's investment in CANAL+.

OPERATING INCOME

     French GAAP defines exceptional items in a manner that differs from the definition of extraordinary items under US GAAP. As a consequence, items classified as exceptional for French GAAP purposes have been reclassified to the appropriate income statement captions determined under US GAAP. With the exception of gains and losses on sales of shares of affiliated companies, exceptional items relating to the operations of Vivendi have been included in the determination of operating income.

                                    VIVENDI

OTHER INCOME

     Capital gains or losses on sale of consolidated entities or equity affiliates are considered for French GAAP purposes as extraordinary income, whereas they are classified for US GAAP purposes as other income (loss).

                                                                 AT DECEMBER 31,
                                                              ----------------------
                                                                1999         1998
                                                              ---------    ---------
                                                                   (E MILLIONS)
NET SALES(*)................................................   39,052.5     29,745.0
Costs of sales..............................................  (28,898.0)   (23,084.3)
Selling, general and administrative costs...................   (8,467.3)    (5,589.2)
OPERATING MARGIN............................................    1,687.2      1,071.5
Goodwill amortization.......................................     (770.8)      (295.0)
Other operating expenses and revenue........................   (1,437.1)      (194.9)
OPERATING INCOME............................................     (520.7)       581.6
Financial income............................................     (401.8)      (361.2)
Other income................................................      535.4        473.3
NET INCOME BEFORE TAXES, MINORITY INTEREST AND EQUITY
  INTEREST..................................................     (387.1)       693.7
Taxes.......................................................      675.0         41.7
NET INCOME BEFORE MINORITY INTEREST AND EQUITY INTEREST.....      287.9        735.4
Equity interest.............................................      (65.6)        (0.3)
Minority interest...........................................       23.8       (169.9)
NET INCOME..................................................      246.1        565.2

---------------
(*) included excise taxes and contribution collected on behalf of local authorities for an amount of E2,112 million and E2,023 million for 1999 and 1998, respectively.

                                        AT DECEMBER 31, 1999                     AT DECEMBER 31, 1999
                           -----------------------------------------------   -----------------------------
                           FRENCH   RECONCILING       CANAL+          US     FRENCH   RECONCILING     US
                            GAAP       ITEMS      DECONSOLIDATION    GAAP     GAAP       ITEMS       GAAP
                           ------   -----------   ---------------   ------   ------   -----------   ------
Current assets...........  37,436     (1,913)         (2,511)       33,012   22,910        (18)     22,892
Long term assets.........  45,341      8,301          (3,917)       49,725   26,072      4,560      30,632
Total assets.............  82,777      6,388          (6,428)       82,737   48,982      4,542      53,524
Current liabilities......  38,850      1,411          (3,746)       36,515   21,128        708      21,836
Long term liabilities....  28,983     (1,503)         (1,336)       26,144   17,591      1,489      19,080
Minority interests.......   4,052        418          (1,346)        3,124    2,423        (80)      2,343
Shareholder's equity.....  10,892      6,062               0        16,954    7,840      2,425      10,265
Total liabilities and
  shareholder's equity...  82,777      6,388          (6,428)       82,737   48,982      4,542      53,524

25D) COMPREHENSIVE INCOME

     The concept of comprehensive income does not exist under French GAAP. In US GAAP, SFAS 130, "Reporting comprehensive income," defines comprehensive income to include, net of tax impact (in million of Euros):

     -- minimum pension liability adjustments,

     -- unrealized gains and losses on investment securities classified as "available for sale,"

     -- foreign currency translation adjustments.

                                    VIVENDI

Net income for the year ended December 31, 1998.............   565.2
Other comprehensive income, net of tax:
  Foreign currency translation adjustment...................  (225.7)
  Unrealized losses on equity securities....................  (197.0)
                                                              ------
Other comprehensive income..................................  (422.7)
                                                              ------
Comprehensive income for the year ended December 31, 1998...   142.5
                                                              ------
Net income for year ended December 31, 1999.................   246.1
Other comprehensive income, net of tax
  Foreign currency translation adjustment...................   332.3
  Unrealized gains on equity securities.....................   110.0
                                                              ------
Other comprehensive income..................................   442.3
                                                              ------
Comprehensive income for the year ended December 31, 1999...   688.4
                                                              ------

25E) STOCK BASED COMPENSATION

VIVENDI STOCK OPTION PLANS

     Beginning in 1997, Vivendi adopted stock option incentive plans that grant options on its common shares to certain directors and officers. The purpose of the stock option plans is to align the interest of management with the interest of shareholders by providing certain officers and other key employees with additional incentives to increase the Company's performance on a long-term basis. Under the Company's "classic" plan, Vivendi grants options at a strike price discounted 12.5% to 20% from the fair market value of the stock on the date of grant. These options are granted with a contractual life of eight to ten years and vest over a five-year period from the date of grant. Options have been granted under the classic plan each year since its inception. Vivendi has adopted another fixed stock option plan in 1997 that grants options to a limited number of senior managers with a strike price at a premium to the fair market value of the stock on the date of grant.

     Vivendi has adopted a variable stock option plan in 1999 that grants options to a limited number of senior managers. The number of options granted under this plan is measured twice over a five-year vesting period. The first measurement date is after three years, and the second after five years. At each measurement date, the number of options to be granted is based upon a formula that measures the performance of Vivendi stock against the performance of a basket of peer companies. The options then become immediately exercisable. If a participant leaves the Company before either of the measurement dates, he forfeits eligibility for the award.

     In November 1999, the Company granted ten stock options to each of its employees. These 2,530,200 options have been granted at an exercise prices of E62.6, which represented a 20% discount from the market price of Vivendi shares at the grant date. The options vested immediately but are exercisable after a period up of three years. In certain countries, stock appreciation rights have been granted in place of stock options due to regulatory reasons.

     No compensation expense has been recorded in connection with stock options granted by the Company under French GAAP. Under US GAAP, the compensation expense recorded by the Company is E16.5 million and E85.8 million for the years ended 31 December, 1998 and 1999, respectively.

                                    VIVENDI

     Information relating to Vivendi stock options granted during 1999, 1998 and 1997 is summarized as follows:

                                                          NUMBER OF      WEIGHTED AVERAGE
                                                            SHARES      EXERCISE PRICE (E)
                                                          ----------    ------------------
December 31, 1996.......................................   6,392,664           21.5
                                                          ----------           ----
  Granted...............................................   3,241,934           42.6
  Exercised.............................................  (1,151,065)          20.1
  Forfeited.............................................      (7,069)           9.0
                                                          ----------           ----
December 31, 1997.......................................   8,476,464           29.8
                                                          ----------           ----
  Granted...............................................   2,192,760           50.5
  Exercised.............................................  (1,039,335)          21.4
  Forfeited.............................................     (36,232)          12.0
                                                          ----------           ----
December 31, 1998.......................................   9,593,657           35.5
                                                          ----------           ----
  Granted...............................................  11,628,678           68.4
  Exercised.............................................  (1,851,063)          22.5
  Forfeited.............................................     (42,616)          19.7
                                                          ----------           ----
December 31, 1999.......................................  19,328,656           56.6
                                                          ==========           ====

     At December 31, 1999, 1998, and 1997, 2,309,077, 4,162,924 and 4,279,752
options were exercisable at weighted average exercise prices of E21.9, E22.0, and E21.4 per share, respectively. The options outstanding at December 31, 1999 expire in various years through 2009.

     Information about VIVENDI stock options outstanding at December 31, 1999 is summarized as follows:

                             OPTIONS OUTSTANDING
                 --------------------------------------------
                                   WEIGHTED
   EXERCISE                        AVERAGE
    PRICE          NUMBER         REMAINING         NUMBER
     (E)         OUTSTANDING       LIFE(a)        EXERCISABLE
--------------   -----------   ----------------   -----------
     19.2           114,037          0.81            114,037
     21.5           176,307          1.89            176,307
     19.2           139,944          0.83            139,944
     19.3           386,183          2.80            386,183
     22.2           342,392          3.70            342,392
     22.1           796,691          4.48            796,691
     26.3           353,523          1.92            353,523
     30.9         1,229,096          5.71                 --
     50.0         1,980,974          4.71                 --
     50.5         2,180,831          6.51                 --
     61.3            42,672          7.06                 --
     65.0         3,302,569          7.27                 --
     73.0         5,729,237          7.36                 --
     61.8            15,000          7.69                 --
     62.6             9,000          7.90                 --
     62.6         2,530,200          7.90                 --
     ----        ----------          ----          ---------
     56.6        19,328,656          6.43          2,309,077
     ====        ==========          ====          =========

                                    VIVENDI

     For the stock option plans adopted prior to January 1, 1998, the Company intends to settle options through the issuance of new shares. For stock options plans adopted in 1998 and later, the Company intends to settle options with treasury shares. As of December 31, 1999 and 1998, the Company has designated approximately 5.5 million and 1.8 million treasury shares, respectively, to settle its potential obligation under stock option plans.

     In addition to the corporate plans described above, the following consolidated subsidiaries maintained stock-based plans for their employees which are denominated in the subsidiary's stock. Following is a description of the significant plans.

CANAL+ STOCK OPTION PLANS

     CANAL+ has adopted several fixed stock option plans that are settled in its own shares. Options granted under most of these plans are granted to employees at a strike price with a discount between 0% and 10% from the market value of the shares at the grant date.

     For plans adopted prior to January 1, 1998, options that are exercised are settled through the issuance of new shares. The options vest ratably over a five-year period and are valid up to five years from the date of grant. For plans adopted in 1998 and later, options that are exercised are settled with CANAL+ treasury shares. These options vest in a graduated manner over five years and are valid up to five years from the date of grant. CANAL+ manages its exposure to the price risk associated with the shares required to settle the options through the issuance of put and call options settled in its own stock.

     In 1998, CANAL+ adopted a stock option plan that grants options to a limited number of senior managers. The options, which vest five years after the date of grant, have a strike price that was significantly higher than the market price of CANAL+ shares at the grant date.

     No compensation expense has been recorded in connection with the stock options granted by CANAL+ under French GAAP. Under US GAAP, the compensation cost recorded by the Company is respectively E1.7 million and E1.2 million for the years ended December 31, 1998 and 1999.

                                                              NUMBER OF    WEIGHTED AVERAGE
CANAL+                                                         SHARES      EXERCISE PRICE(E)
------                                                        ---------    -----------------
December 31, 1996...........................................  1,280,000          27.6
                                                              ---------          ----
  Granted...................................................         --            --
  Exercised.................................................    (23,668)         27.3
  Canceled..................................................         --            --
                                                              ---------          ----
December 31, 1997...........................................  1,256,332          27.6
                                                              ---------          ----
  Granted...................................................  1,946,400          47.3
  Exercised.................................................    (65,388)         27.3
  Canceled..................................................         --            --
                                                              ---------          ----
December 31, 1998...........................................  3,137,344          39.8
                                                              ---------          ----
  Granted...................................................     88,000          64.1
  Exercised.................................................   (397,972)         27.3
  Canceled..................................................         --            --
                                                              ---------          ----
December 31, 1999...........................................  2,827,372          42.4
                                                              =========          ====

                                    VIVENDI

                                 OPTIONS OUTSTANDING
                 ---------------------------------------------------
                                   WEIGHTED
   EXERCISE                        AVERAGE
    PRICE          NUMBER         REMAINING             NUMBER
     (E)         OUTSTANDING       LIFE(a)           EXERCISABLE
   --------      -----------      ---------          -----------
     27.3           715,972          0.70              715,972
     31.4            37,000          0.93               37,000
     33.9            40,000          1.18               32,000
     41.3         1,350,400          3.48              135,040
     61.0           596,000          3.48                   --
     64.0            40,000          4.44                   --
     64.2            48,000          4.73                   --
     ----         ---------          ----              -------
     42.4         2,827,372          2.75              920,012
     ====         =========          ====              =======

     At December 31, 1999, 1998 and 1997, 920,012, 926,944 and 736,333 options were exercisable as weighted average exercise prices of E29.8, E27.6 and E27.6 per share, respectively. The options outstanding at December 31, 1999 expire in years through 2004.

VINCI STOCK OPTION PLANS

     Vinci has adopted several fixed stock option plans that are settled in its own shares. Options granted under these plans are granted to employees at a discount of 20% from the average market price of Vinci shares over the last 20 business days prior to the grant date. These options have a contractual life of up to ten years and vest from one to five years from the grant date. For plans adopted prior to January 1, 1998, options that are exercised are settled through the issuance of new shares. For plans adopted in 1998 and later, options that are exercised are settled with Vinci treasury shares.

     No compensation expense has been recorded in connection with the stock options granted by Vinci under French GAAP. Under US GAAP, the compensation cost recorded is respectively E0.8 million and E0.5 million for years ended December 31, 1999 and 1998.

                                                              NUMBER OF    WEIGHTED AVERAGE
                                                               SHARES      EXERCISE PRICE(E)
                                                              ---------    -----------------
December 31, 1996...........................................  1,134,535          24.3
                                                              ---------          ----
  Granted...................................................         --            --
  Exercised.................................................    (99,028)         18.7
  Forfeited.................................................    (31,961)         24.7
                                                              ---------          ----
December 31, 1997...........................................  1,003,546          24.8
                                                              ---------          ----
  Granted...................................................  1,059,193          31.8
  Exercised.................................................   (343,530)         22.5
  Forfeited.................................................    (33,805)         24.8
                                                              ---------          ----
December 31, 1998...........................................  1,685,404          29.7
                                                              ---------          ----
  Granted...................................................  3,765,058          42.0
  Exercised.................................................   (285,963)         26.4
  Forfeited.................................................    (34,191)         24.8
                                                              ---------          ----
December 31, 1999...........................................  5,130,308          39.0
                                                              =========          ====

                                    VIVENDI

                             OPTIONS OUTSTANDING
                 --------------------------------------------
                                   WEIGHTED
   EXERCISE                        AVERAGE
    PRICE          NUMBER         REMAINING         NUMBER
     (E)         OUTSTANDING       LIFE(a)        EXERCISABLE
   --------      -----------      ---------       -----------
     25.9            41,455          1.93            41,455
     16.8            53,259          2.85            53,259
     30.9           118,840          3.85           118,840
     25.0           116,923          4.84           116,923
     25.6           220,403          8.17           220,403
     33.7           814,368          5.17                --
     38.0           654,068          9.19                --
     ----         ---------          ----           -------
     33.8           101,490          5.18                --
     ----         ---------          ----           -------
     42.3         1,003,193          9.69                --
     ----         ---------          ----           -------
     43.7         2,006,309          9.69                --
     ----         ---------          ----           -------
     39.0         5,130,308          8.37           550,880
     ====         =========          ====           =======

     At December 31, 1999, 1998 and 1997, 550,880, 948,460 and 1,246,038 options were exercisable as weighted average exercise prices of E25.8, E23.7 and E24.3 per share, respectively. The options outstanding at December 31, 1999 expire in years through 2009.

COFIRA

     In January 1994, Cofira, a consolidated subsidiary of Vivendi and Telecommunication holding company, granted 246,800 stock options for key employees with an exercise price of E15.24. As Cofira is not a public company, the exercise price was fixed to shareholder's equity plus 30% at the date of grant. These options vest over a five-year period and may be exercised up to eight years from the grant date.

HAVAS INTERACTIVE

     On July 1, 1999 Havas Interactive granted two stock based plans, one management option plan and one stock appreciation right plan.

                                                                            MANAGEMENT
                                                                SARS       OPTIONS PLAN
                                                              ---------    ------------
Number of participants......................................        710            18
Number of shares authorised.................................  4,875,000     2,625,000
Number of shares granted....................................  3,605,600     2,077,106
Number of shares forfeited..................................    585,500       340,500
                                                              ---------     ---------
Balance December 31, 1999...................................  3,020,100     1,736,606

     The stock options and appreciation rights granted under the plans vest over a five-year period from the date of grant and may be exercised up to 10 years from the grant date. As Havas Interactive is not a public company, the exercise price and the selling price are determined as a factor of company EBITDA. For the management option plan, the participant shall have the right to sell to Havas Interactive the shares at the selling price stated in the contract. In 1999, Havas Interactive recorded compensation expense related to these plans of E3.6 million.

                                    VIVENDI

SITHE

     In 1999, pursuant to the 1998 Employee Restricted Stock Ownership Plan under which certain employees are awarded a portion of their annual incentive compensation in the form of restricted common stock of the company at a 20% discount to its fair market value, Sithe purchased for approximately E4.5 million and held in trust 3,274 shares of the Company's common stock with respect to the portion of 1998 incentive compensation so awarded.

     In July, 1999, pursuant to the 1999 Stock Retention Plan (the "Plan"), Sithe awarded to certain employees 8,976 shares of unissued restricted common stock ("RSAs") and 15,615 nonqualified options to purchase the Company's common stock at the then fair market value of E1,920 per share.

     The participant shall have the right during the one-year period following vesting to sell to Sithe and Sithe shall have the right upon the one-year anniversary of vesting to purchase all or any portion of the RSAs at fair market value. In 1999, Sithe recorded compensation expense related to this plan of E3.9 million.

EMPLOYEE STOCK PURCHASE PLANS

     Vivendi maintains savings plans that allow substantially all full time employees of Vivendi and its subsidiaries to purchase shares of Vivendi. The shares are sold to employees at a discount of 20% from the average market price of Vivendi stock over the last 20 business days prior to the date of authorization by the management committee. Shares purchased by employees under these plans are subject to certain restrictions over the sale or transfer of the shares by employees.

     Shares sold to employee stock purchase plans are as follows:

                                                       1999         1998        1997
                                                     ---------    ---------    -------
Number of shares...................................  6,608,980    1,511,769    936,912
Proceeds on sales (E millions).....................      480.1        156.4       72.9
Average cost of treasury sales (in E)..............       72.6        103.5       77.8

     Under US GAAP, the compensation cost recorded by the Company for the years ended December 31, 1999 and 1998 is respectively E160.8 million and E54.1 million.

     Vinci maintains saving plans that allow all full time employees of Vinci and its subsidiaries to purchase shares of Vinci. The shares are sold at a discount of 20% from the average market price of Vinci stock over the last 20 business day prior to the date of authorization by the Board of Directors.

                                                         1999       1998       1997
                                                        -------    -------    -------
Number of shares......................................  560,350    820,292    417,730
Proceeds on sales (E millions)........................     15.6       14.9        5.4
Average cost of treasury sales (in E).................     27.9       18.1       12.9

     The compensation cost recorded by the Company for years ended December 31, 1999 and 1998 is respectively E7.5 million and E14.7 million.

     Vivendi applies the intrinsic value method to account for compensation cost associated with options granted to employees. In accordance with French GAAP, the Company has not recorded compensation expense on options granted with a discounted strike price up to 20% from the fair value of shares at the date of grant. Had compensation cost for stock options awarded under these plans been determined based on the fair value at the dates of grant consistent with the methodology of SFAS 123, Vivendi's net income

                                    VIVENDI
and basic earnings per share, as determined in accordance with US GAAP, would have reflected the following pro forma amounts (in millions of euros, except per share amounts):

                                                               AT DECEMBER 31,
                                                              -----------------
                                                               1999       1998
                                                              -------    ------
US GAAP net income..........................................  246.1         565.2
Basic earning per share.....................................    0.48          1.29
Impact of fair value method of stock options................  (52.2)        (18.0)
Pro forma US GAAP net income................................  193.9         547.2
Pro forma basic earnings per share..........................    0.38          1.26

     The fair value of each Vivendi, Vinci and CANAL+ option grant is estimated on the date of grant using the Binomial option pricing model with the following assumptions for the grants:

                                                              1999     1998     1997
                                                              -----    -----    -----
VIVENDI
Expected life (years).......................................   6.53     5.64     5.76
Interest rate...............................................   4.56%    4.70%    5.42%
Volatility..................................................   6.51%    6.51%    6.51%
Dividend yield..............................................   1.14%    1.14%    1.14%

                                                              1999     1998     1997
                                                              -----    -----    -----
CANAL+
Expected life...............................................   2.74     3.43     2.72
Interest rate...............................................   4.56%    4.70     5.42%
Volatility..................................................  12.32%   12.32%   12.32%
Dividend yield..............................................   0.48%    0.48%    0.48%

                                                              1999     1998     1997
                                                              -----    -----    -----
VINCI
Expected life...............................................   8.45     6.14     6.51
Interest rate...............................................   4.56%    4.70     5.42%
Volatility..................................................  13.14%   13.14%   13.14%
Dividend yield..............................................   2.20%    2.20%    2.20%

                                    VIVENDI

25F) PENSION PLAN AND OTHER COST RETIREMENT BENEFITS OTHER THAN PENSION PLANS

     Disclosures, presented in accordance with SFAS 132, are as follows (in millions of Euros):

                                                              PENSION BENEFITS     OTHER BENEFITS
                                                             ------------------    --------------
                                                              1999       1998      1999     1998
                                                             -------    -------    -----    -----
CHANGE IN BENEFIT OBLIGATION
     BENEFIT OBLIGATION AT BEGINNING OF YEAR...............  1,334.2    1,235.5     9.0      9.2
  Service cost.............................................     71.8       69.0     0.1      0.1
  Interest cost............................................     91.3       84.2     0.4      0.5
  Plan participants contributions..........................     11.9       10.6      --       --
  Business combinations....................................    100.2       42.2      --       --
  Disposals................................................    (10.5)      (1.1)     --       --
  Curtailments.............................................     (2.8)      (0.4)     --       --
  Actuarial loss (gain)....................................     14.3        5.2    (1.5)    (0.1)
  Benefits paid............................................    (71.8)     (61.3)   (0.7)    (0.7)
  Special termination benefits.............................       --         --      --       --
  Others (foreign currency translation)....................    107.0      (49.7)     --       --
                                                             -------    -------    ----     ----
     BENEFIT OBLIGATION AT END OF YEAR.....................  1,645.6    1,334.2     7.3      9.0
                                                             =======    =======    ====     ====
CHANGE IN PLAN ASSETS
     FAIR VALUE OF PLAN ASSETS AT BEGINNING OF YEAR........  1,155.9    1,093.6      --       --
  Actual return on plan assets.............................    232.5      108.7      --       --
  Company contributions....................................     45.7       63.4     0.7      0.7
  Plan participants contributions..........................     11.9       10.6      --       --
  Business combinations....................................      3.9       10.6      --       --
  Disposal.................................................     (2.0)      (0.7)     --       --
  Benefits paid............................................    (71.8)     (61.3)   (0.7)    (0.7)
  Others (foreign currency translation)....................    157.4      (69.0)     --       --
                                                             -------    -------    ----     ----
     FAIR VALUE OF PLAN ASSETS AT END OF YEAR..............  1,533.5    1,155.9      --       --
                                                             =======    =======    ====     ====
  Funded status of the plan................................   (112.1)    (178.3)   (7.4)    (9.0)
  Unrecognized actuarial loss..............................   (154.6)     (15.9)   (1.6)    (0.1)
  Unrecognized actuarial prior service cost................   (153.6)    (146.6)     --       --
  Unrecognized actuarial transition obligation.............    (26.1)     (21.4)     --       --
                                                             -------    -------    ----     ----
     ACCRUED BENEFIT COST..................................   (446.4)    (362.2)   (9.0)    (9.1)
                                                             =======    =======    ====     ====
Write off of prepaid on multi-employer scheme
  overtime(*)..............................................    (24.9)     (14.2)     --        0
                                                             -------    -------    ----     ----
Net (accrued) benefit cost under US GAAP...................   (471.3)    (376.4)   (9.0)    (9.1)
                                                             =======    =======    ====     ====

---------------
(*) Prepaid arising from multi-employer plans overtime (activities under lease contract) are written off by since there are serious doubts that they could be recoverable through future contribution holidays.

     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligation in excess of plan assets were E447 million, E356 million and E32 million, respectively, as of December 31, 1999, E576 million, E471 million and E25 million, respectively, as of December 31, 1998.

                                    VIVENDI

     Amounts recognized in the balance sheets consist of (in millions of Euros):

                                                      PENSION BENEFITS    OTHER BENEFITS
                                                      ----------------    --------------
                                                       1999      1998     1999     1998
                                                      ------    ------    -----    -----
Accrued benefit liability (including MLA)...........  (586.5)   (466.4)   (9.0)    (9.1)
Prepaid benefit cost................................   114.5      86.9      --       --
                                                      ------    ------    ----     ----
NET AMOUNT ACCRUED FOR UNDER US GAAP................  (472.0)   (379.5)   (9.0)    (9.1)
                                                      ======    ======    ====     ====
Intangible assets (MLA)(a)..........................     0.7       3.1      --       --
                                                      ------    ------    ----     ----
NET AMOUNT RECOGNIZED UNDER US GAAP.................  (471.3)   (376.4)   (9.0)    (9.1)
                                                      ======    ======    ====     ====

---------------
a) Adjustment for US GAAP purpose: the benefit liability accrued under US GAAP has to be the minimum between the accumulated benefit obligation net of fair value of plan assets and the net amount recognized under US GAAP.

     Net accruals in the accompanying consolidated balance sheet can be compared with balances determined under US GAAP as follows (in millions of Euros):

                                                      PENSION BENEFITS    OTHER BENEFITS
                                                      ----------------    --------------
                                                       1999      1998     1999     1998
                                                      ------    ------    -----    -----
NET AMOUNT ACCRUED FOR UNDER US GAAP................  (472.0)   (379.5)   (9.0)    (9.1)
Excess funding of plans recognized in income only
  when paid back to the Company.....................    (3.4)    (12.6)     --       --
Impacts of transition obligation, of prior service
  cost and of actuarial gains recognized with a
  different timing under local regulations..........   (29.7)     (6.4)     --      0.1
Minimum liability adjustments (MLA).................     0.7       3.1      --       --
                                                      ------    ------    ----     ----
NET AMOUNT ACCRUED FOR UNDER FRENCH GAAP IN THE
  ACCOMPANYING CONSOLIDATED BALANCE SHEET...........  (504.4)   (395.4)   (9.0)    (9.0)
                                                      ======    ======    ====     ====
Accrued.............................................  (582.6)   (449.7)   (9.0)    (9.0)
Prepaid.............................................    78.2      54.3      --       --

     Net periodic cost under US GAAP was as follows (in millions of Euros):

                                                        PENSION BENEFITS    OTHER BENEFITS
                                                        ----------------    --------------
                                                         1999      1998     1999     1998
                                                        ------    ------    -----    -----
Service cost..........................................   71.8      69.0       --       --
Expected interest cost................................   91.3      84.2      0.1      0.1
Expected return on plan assets........................  (93.5)    (90.0)     0.5      0.5
Amortization of unrecognized prior service cost.......  (12.1)    (11.9)      --       --
Amortization of actuarial net loss (gain).............    0.7       4.8       --       --
Amortization of net transition obligation.............   (1.2)     (0.9)      --       --
Curtailments/Settlements..............................   (2.8)     (0.4)      --       --
Special Termination benefits..........................     --        --       --       --
                                                        -----     -----      ---      ---
Net periodic benefit cost.............................   54.2      54.8      0.6      0.6
                                                        =====     =====      ===      ===
Write-off of prepaid on multi-employer scheme
  overtime............................................    8.2       7.3       --       --
Net periodic benefit cost under US GAAP...............   62.4      62.1      0.6      0.6

                                    VIVENDI

     Annual cost under French GAAP was E80.9 million and E64.6 million for the years ended December 31, 1999, and 1998, respectively. The difference between these amounts and the annual cost under US GAAP primarily results from the difference in timing of amortization of the initial transition liability and of actuarial gains and losses. In addition, certain companies do not recognize the excess funding.

     Weighted-average assumptions as of December 31 are as follows (in millions of Euros):

                                                    PENSION BENEFITS      OTHER BENEFITS
                                                    -----------------     ---------------
                                                     1998       1999      1998      1999
                                                    ------     ------     -----     -----
Discount rate.....................................   6.5%       5.8%       5.0%      5.0%
Rate of compensation increase.....................   N/A        N/A        N/A       N/A
Expected return on plan assets....................   8.2%       7.4%       6.0%      6.0%
Expected residual active life (in years)..........  14.4       13.7       15.0      15.0

     Regarding the other benefits plans, a one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                     1-PERCENTAGE-POINT    1-PERCENTAGE-POINT
                                                          INCREASE              DECREASE
                                                     ------------------    ------------------
Effect on total of service and interest cost
  components.......................................          0.0                   0.0
Effect on the postretirement benefit obligation....          0.3                  (0.2)

25G) CAPITAL AND OPERATING LEASE

     The Company has entered into capital and operating leases. At December 1999, the minimum future payments under these leases, properly classified under US GAAP, is as follows (in millions of Euros):

                                                              OPERATING    CAPITAL
YEAR ENDING DECEMBER 31,                                       LEASES      LEASES
------------------------                                      ---------    -------
2000........................................................     617.2       219.3
2001........................................................     609.0       214.6
2002........................................................     541.3       213.1
2003........................................................     519.5       204.6
2004........................................................     415.9       212.6
2005 and thereafter.........................................   2.147.6     1,971.3
                                                               -------     -------
Total minimum future capital lease payments.................   4,850.5     3,035.5
Less amounts representing interest..........................        --     1,514.6
                                                               -------     -------
Present value of net minimum future capital lease
  payments..................................................        --     1,520.9
                                                               =======     =======

                                    VIVENDI

25H) CONSOLIDATION OF LESS THAN MAJORITY OWNED ENTITIES

     CANAL+ has been consolidated in the financial statements under French GAAP since the Company gained effective control in October, 1999. Summarized information concerning CANAL+ under French GAAP is presented below:

Income Statement Information (E millions)

                                                                  1998            1999
                                                                  ----            ----
Revenues....................................................     2,475           3,291
Operating income............................................        51             (23)
Net financial income (expense)..............................        (3)            (40)
Net income (loss)...........................................       (28)           (336)
Net income applicable to Vivendi ownership(*)...............       (10)           (167)

Balance Sheet Information (E millions)

                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1998            1999
                                                              ------------    ------------
Goodwill....................................................       265             252
Other Intangible Assets.....................................     1,669           1,891
Property, Plant and Equipment...............................       746             758
Financial Assets............................................       908             888
Current Assets..............................................     1,661           2,779
  Total Assets..............................................     5,249           6,568
Shareholders' Equity........................................     1,545           1,127
Minority Interests..........................................        88              61
Reserves and allowances.....................................       705             604
Long term Debt..............................................       504           1,101
Current Liabilities.........................................     2,407           3,675
  Total Liabilities and Equity..............................     5,249           6,568
Shareholders' equity applicable to Vivendi ownership(*).....       524             550

---------------
* (respectively 34%/49% before/after September 1999)

                                    VIVENDI

25I) RESTRUCTURING COSTS

     Provisions for restructuring by segment details as follows:

                               BALANCE      CHANGE IN                                          BALANCE      CHANGE IN
                               DEC. 31,     SCOPE OF                                           DEC. 31,     SCOPE OF
 EMPLOYEE TERMINATION COSTS      1996     CONSOLIDATION   ADDITIONS   UTILIZATION   REVERSAL     1997     CONSOLIDATION   ADDITIONS
-----------------------------  --------   -------------   ---------   -----------   --------   --------   -------------   ---------
Publishing and Multimedia....                                                                                 47.8           26.0
Water........................
Waste Management.............                                                                                                 2.1
Energy.......................    27.0                        11.3        (17.2)                  21.1
Construction.................    48.3                        64.5        (79.9)                  32.9          1.5           61.0
Real Estate..................     7.2                                                             7.2          0.2            3.4
                                 ----          ---          -----        -----        ---        ----         ----          -----
   Total.....................    82.5          0.0           75.8        (97.1)       0.0        61.2         49.5           92.5
                                 ====          ===          =====        =====        ===        ====         ====          =====

                                                        BALANCE      CHANGE IN                                          BALANCE
                                                        DEC. 31,     SCOPE OF                                           DEC. 31,
 EMPLOYEE TERMINATION COSTS    UTILIZATION   REVERSAL     1998     CONSOLIDATION   ADDITIONS   UTILIZATION   REVERSAL     1999
-----------------------------  -----------   --------   --------   -------------   ---------   -----------   --------   --------
Publishing and Multimedia....     (34.6)       (0.8)      38.4         14.6           18.0        (42.6)       (1.4)      27.0
Water........................                                          54.2                       (11.7)                  42.5
Waste Management.............                              2.1                         2.0                                 4.1
Energy.......................     (10.3)                  10.8                                     (5.5)                   5.3
Construction.................     (51.8)       (1.2)      42.4                        44.5        (50.9)       (0.3)      35.7
Real Estate..................      (1.5)                   9.3         (1.7)           5.7         (5.6)                   7.7
                                 ------        ----      -----         ----          -----       ------        ----      -----
   Total.....................     (98.2)       (2.0)     103.0         67.1           70.2       (116.3)       (1.7)     122.3
                                 ======        ====      =====         ====          =====       ======        ====      =====


 EMPLOYEE TERMINATION COSTS    NOTE
-----------------------------  ----
Publishing and Multimedia....   (a)
Water........................   (b)
Waste Management.............
Energy.......................
Construction.................   (c)
Real Estate..................
   Total.....................

                               BALANCE      CHANGE IN                                          BALANCE      CHANGE IN
                               DEC. 31,     SCOPE OF                                           DEC. 31,     SCOPE OF
  OTHER RESTRUCTURING COSTS      1996     CONSOLIDATION   ADDITIONS   UTILIZATION   REVERSAL     1997     CONSOLIDATION   ADDITIONS
-----------------------------  --------   -------------   ---------   -----------   --------   --------   -------------   ---------
Telecommunications...........                                59.4                                59.4         (3.3)
Publishing and Multimedia....
Water........................     2.7          6.8           19.8         (0.3)                  29.0         (1.0)           9.5
Transportation...............     1.2                                                             1.2
                                 ----          ---          -----        -----        ---       -----         ----          -----
   Total.....................     3.9          6.8           79.2         (0.3)       0.0        89.6         (4.3)           9.5
                                 ----          ---          -----        -----        ---       -----         ----          -----
   Total.....................    86.4          6.8          155.0        (97.4)       0.0       150.8         45.2          102.0
                                 ====          ===          =====        =====        ===       =====         ====          =====

                                                        BALANCE      CHANGE IN                                          BALANCE
                                                        DEC. 31,     SCOPE OF                                           DEC. 31,
  OTHER RESTRUCTURING COSTS    UTILIZATION   REVERSAL     1998     CONSOLIDATION   ADDITIONS   UTILIZATION   REVERSAL     1999
-----------------------------  -----------   --------   --------   -------------   ---------   -----------   --------   --------
Telecommunications...........     (21.7)       (0.3)      34.1          (4.1)          1.4        (12.4)                  19.0
Publishing and Multimedia....                                            6.8                       (1.5)                   5.3
Water........................     (13.3)                  24.2          55.1          28.8        (34.2)                  73.9
Transportation...............                              1.2                                     (0.3)                   0.9
                                 ------        ----      -----         -----         -----       ------        ----      -----
   Total.....................     (35.0)       (0.3)      59.5          57.8          30.2        (48.4)                  99.1
                                 ------        ----      -----         -----         -----       ------        ----      -----
   Total.....................    (133.2)       (2.3)     162.5         124.9         100.4       (164.7)       (1.7)     221.4
                                 ======        ====      =====         =====         =====       ======        ====      =====


  OTHER RESTRUCTURING COSTS    NOTE
-----------------------------  ----
Telecommunications...........   (d)
Publishing and Multimedia....
Water........................   (b)
Transportation...............
   Total.....................
   Total.....................

                                    VIVENDI

     As previously discussed, the Company has grown through significant acquisitions in the past several years. As a result of these acquisitions and the need to streamline and integrate the resulting operating entities, the Company's various business segments have implemented various restructuring plans, primarily related to the consolidation of facilities. As a result, the Company has incurred significant costs associated with the elimination of such facilities and related reductions in employee headcount. These costs include amounts associated with employee termination and early retirement programs, asset divestitures, and costs associated with lease and other contract terminations. These plans are generally completed within one year of initiation.

     In addition to restructuring plans initiated by the Company, certain of the acquired businesses had initiated and were executing restructuring plans at the time of acquisition. The Company evaluated these restructuring plans at the time of acquisition to determine whether such plans were consistent with the Company's integration strategy. If consistent, such reserves were established through purchase accounting and have been reflected as "Change in scope of consolidation" in the table above. A description of the Company's various restructuring plans by business segment is detailed below.

(a)  Publishing and Multimedia

     As previously indicated, Havas was first consolidated with Vivendi in 1998. Havas reserves associated with its pre-acquisition restructuring plans consist primarily of costs associated with headcount reduction programs at several operating units and have been included in "Change in scope of consolidation" in 1998. The balance of the amount reflected in "Change in scope of consolidation" relates primarily to the acquisitions of Anaya and Medimedia in 1998 and 1999, respectively.

     During the acquisition of Grupo Anaya in September 1998, the Company determined that certain sales and administrative offices were redundant. The Company established a termination plan amounting to E10.8 million involving approximately 240 employees (12 management employees and 228 administrative and sales employees). The Company paid E8.5 million in severance costs and 167 employees had been terminated as of December 31, 1999.

     During the acquisition of Medimedia in August 1999, the Company implemented a restructuring plan with costs of approximately E11 million. The plan included an accrual of E4.2 million associated with severance costs related to the termination of approximately 40 employees, and an accrual of E6.8 million related to the closure and disposal of several operating facilities. During the fourth quarter of 1999, E0.5 million in severance payments were made in connection with the termination of five employees together with E1.3 million in facility exit costs.

     The Company's business units comprising the Publishing and Multimedia segment have implemented certain other restructuring activities during 1998 and 1999. The most significant of these activities is a termination plan relating to the reduction of administrative headcount at Havas, which resulted in termination costs of E5.3 million. These costs were accrued in 1998 and paid in 1999.

(b)  Water

     Beginning in 1997, the Company implemented a three-year restructuring plan associated with its water businesses located in France. The primary purpose of the restructuring plan is to consolidate individual facilities originally established with the sole purpose of administering municipal water service contracts. The costs associated with the plan relate primarily to lease termination and other costs to exit facilities. The plan will result in a restructuring of the Company's existing operating structure from 334 local units, 86 intermediary levels and 31 regional agencies to 140 local units, 50 business units and 10 regional agencies. The plan is expected to be completed in 2000.

     As previously discussed, the Company acquired USFilter in April 1999. In conjunction with the acquisition, the Company evaluated USFilter's ongoing restructuring plans. This evaluation resulted in the

                                    VIVENDI
continuation of certain restructuring efforts and the implementation of additional restructuring plans to streamline USFilter's resulting manufacturing and production base and to redesign its distribution network. The revised restructuring plans identified certain manufacturing facilities, distribution sites, sales and administrative offices, retail outlets and related assets that became redundant or non-strategic upon consummation of the transaction. The costs associated with the plan totaled E109.4 million and are reflected in "Change in scope of consolidation." The costs consisted of E54.2 million in severance and employee termination costs related to a reduction of the combined workforce of 1,465 employees (189 management employees, 456 administrative employees, 684 manufacturing employees and 136 sales employees), and E55.1 million in facility exit costs, including assets write-downs, lease terminations and other exit costs. During 1999, the Company incurred costs of E31.6 million in connection with the plan, including E11.7 million in severance payments in connection with the termination of approximately 350 employees and E19.9 million in facility exit costs. As of December 31, 1999, a total accrual of approximately E77.7 million remained, consisting of E42.5 million in severance and employee termination accruals and E35.2 million in other restructuring costs (primarily attributable to facility consolidation). The remaining costs are expected to be incurred during 2000. Additional costs to complete the restructuring plan are not expected to be material and are expected to be incurred during the current fiscal year.

(c)  Construction

     Beginning in 1996, the Company recorded provisions for restructuring plans, in the amount of E48.3 million, consisting of severance and employee termination costs. These plans were executed in 1997, resulting in a headcount reduction of 1,566 employees (259 management employees and 1,307 construction employees).

     During 1997, the Company established additional restructuring plans, primarily related to planned headcount reduction, in the amount of E64.5 million. These plans consisted of accruals associated with the termination of 2,106 employees (483 management employees and 1,623 construction employees).

     During 1997, the Company incurred charges of E31.6 million in connection with these plans, which resulted in a reduction of the workforce of 1,028 employees (210 management employees and 818 construction employees). The remaining portion of these plans were executed in 1998, resulting in charges of E31.7 million and a 1,078 decrease in the number of employees (273 management employees and 805 construction employees).

     In 1998, the Company's management continued the review of its activities and internal organization, a review that prompted the implementation of additional restructuring plans. These plans resulted in an accrual of E61.0 million and consisted of severance and employee termination costs for 1,939 employees (194 management employees and 1,745 construction employees). During this period, the Company incurred costs associated with such plans in an amount of E18.6 million for a total of 591 employees (59 management employees and 532 construction employees). The remaining portion of the plan was executed in 1999 for a total cost of E42.1 million.

     In 1999, the Company established a restructuring plan as a result of a general decline in construction demand in markets serviced by its German subsidiaries. Additionally, the Company implemented plans in its civil engineering entities to adapt the business to new technology, including digital technology related to electrical contracting. These plans resulted in an accrual of E44.5 million, in connection with a workforce reduction of 1,460 employees (277 management employees and 1,183 workers). During 1999, the Company incurred E8.8 million in connection with such plans and reduced its number of employees by 288 (49 management employees and 239 construction employees).

                                    VIVENDI

(d)  Telecommunications

     In December 1997, SFR decided to discontinue mobile telephone service operations utilizing analog technology. In connection with this decision, a reserve of approximately E60.0 million was provided in connection with the phasing out of the subscriber base and associated technology.

25J) SUBSEQUENT EVENTS

     On February 10, 2000, Vivendi reduced its interest in Vinci from 49.3% to 16.9% by selling 13.8 million shares of Vinci to institutional investors, for E607.2 million and recognized a gain of E300 million. Vivendi waived its double voting rights on the remaining shares as part of this sale. Vivendi has also agreed not to sell any additional Vinci shares until February 2001, at which time Vivendi plans to complete its divestiture by selling the remaining shares on the market.

     On February 2000, Vivendi sold to Reliant 21 independent power production plants for E2.13 billion and recognized a gain of E450 million.

     Subsequent to the restructuring of the activity of CGIS into two separate companies, Nexity and Vivendi Valorisation, Vivendi has sold Nexity beginning of July to institutional investors without major gain or loss.

     On May 16, 2000, and following a cooperation agreement signed on January 30, 2000, Vivendi, through its subsidiary Vivendi Net, and Vodafone AirTouch, entered into an agreement to create an equally owned joint venture called VIZZAVI, to establish a Multi Access Portal for the European market.

     On June 20, 2000, the Company entered into an agreement to combine with The Seagram Company Ltd. and CANAL+. These transactions will be effected through the Company merging with and into one of its wholly-owned subsidiaries, which will then acquire all of the non-regulated operations of CANAL+. The non-regulated operations of CANAL+ include all CANAL+ operations except for the license to broadcast television in France and the French subscriber base. Vivendi Universal will then acquire all of the outstanding shares of Seagram pursuant to a plan of arrangement under Canadian law.

     On June 22, 2000, the Company entered into a memorandum of understanding with Electricite de France (EDF), the French National Power Utility, in order to offer an integrated service from power generation to energy services primarily to large industrial clients throughout the European deregulated market. This will be accomplished through the sale of 34% share in Dalkia's parent company to EDF.

     The Company recently completed an initial public offering in France as well as an international private placement of its wholly-owned subsidiary, Vivendi Environnement, which regroups all of the Company's environmental services. The Company retains an approximately 63% interest in Vivendi Environnement.

     In fiscal year 2000, Vivendi disposed of a significant portion of its investments in the Construction segment. On February 10, 2000, Vivendi reduced its interest in Vinci from 49.3% to 16.7% by selling 13.8 million shares of Vinci to institutional investors for E572 million and recognized a gain of E306 million. Vivendi has double voting rights on certain of its remaining shares that allow the Company to exercise a significant influence over Vinci. Accordingly, Vivendi accounts for its investment in Vinci using the equity method subsequent to the transaction.

                            THE SEAGRAM COMPANY LTD.

                        CONSOLIDATED STATEMENT OF INCOME

                                                                   FISCAL YEARS ENDED JUNE 30,
                                                              -------------------------------------
                                                                 2000          1999         1998
                                                              ----------    ----------    ---------
                                                              U.S. DOLLARS IN MILLIONS, EXCEPT PER
                                                                          SHARE AMOUNTS
Revenues....................................................   $15,686       $12,312       $9,474
Cost of revenues............................................     9,006         7,337        5,525
Selling, general and administrative expenses................     5,986         4,820        3,396
Restructuring charge (credit)...............................       (59)          405           --
                                                               -------       -------       ------
Operating income (loss).....................................       753          (250)         553
Interest, net and other expense.............................       661           457          228
Gain on sale of businesses..................................        98            --           --
Gain on USA transactions....................................        --           128          360
Gain on sale of Time Warner shares..........................        --            --          926
                                                               -------       -------       ------
                                                                   190          (579)       1,611
Provision (benefit) for income taxes........................       158           (33)         638
Minority interest...........................................        17           (26)          48
Equity earnings (losses) from unconsolidated companies......       109           137          (45)
                                                               -------       -------       ------
Income (loss) from continuing operations....................       124          (383)         880
Income (loss) from discontinued Tropicana operations, after
  tax.......................................................        --            (3)          66
Gain on sale of discontinued Tropicana operations, after
  tax.......................................................        --         1,072           --
Cumulative effect of change in accounting principle, after
  tax.......................................................       (84)           --           --
                                                               -------       -------       ------
Net income..................................................   $    40       $   686       $  946
                                                               =======       =======       ======
EARNINGS PER SHARE -- BASIC
  Income (loss) from continuing operations..................   $  0.28       $ (1.01)      $ 2.51
  Discontinued Tropicana operations, after tax..............        --          2.82         0.19
  Cumulative effect of change in accounting principle, after
     tax....................................................     (0.19)           --           --
                                                               -------       -------       ------
  Net income................................................   $  0.09       $  1.81       $ 2.70
                                                               =======       =======       ======
EARNINGS PER SHARE -- DILUTED
  Income (loss) from continuing operations..................   $  0.28       $ (1.01)      $ 2.49
  Discontinued Tropicana operations, after tax..............        --          2.82         0.19
  Cumulative effect of change in accounting principle, after
     tax....................................................     (0.19)           --           --
                                                               -------       -------       ------
  Net income................................................   $  0.09       $  1.81       $ 2.68
                                                               =======       =======       ======

        The accompanying notes are an integral part of these statements.

                            THE SEAGRAM COMPANY LTD.

                           CONSOLIDATED BALANCE SHEET

                                                              JUNE 30, 2000    JUNE 30, 1999
                                                              -------------    -------------
                                                                 U.S. DOLLARS IN MILLIONS
ASSETS
Cash and cash equivalents...................................     $ 1,230          $ 1,533
Receivables, net of allowances..............................       2,697            2,985
Inventories.................................................       2,422            2,627
Other current assets........................................       1,450            1,736
                                                                 -------          -------
          TOTAL CURRENT ASSETS..............................       7,799            8,881
Investments.................................................       5,603            5,663
Film costs, net of amortization.............................         991            1,251
Music catalogs, artists' contracts and advances.............       2,803            3,348
Property, plant and equipment, net..........................       3,099            3,158
Goodwill and other intangible assets........................      11,814           11,871
Other assets................................................         699              839
                                                                 -------          -------
                                                                 $32,808          $35,011
                                                                 =======          =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term borrowings and current portion of long-term
  debt......................................................     $   499          $ 1,053
Payables and accrued liabilities............................       3,960            4,808
Accrued royalties and participations........................       2,263            2,285
                                                                 -------          -------
          TOTAL CURRENT LIABILITIES.........................       6,722            8,146
Long-term debt..............................................       7,378            7,468
Accrued royalties and participations........................         575              434
Deferred income taxes.......................................       2,696            2,698
Other liabilities...........................................       1,326            1,499
Minority interest...........................................       1,882            1,878
                                                                 -------          -------
          TOTAL LIABILITIES.................................      20,579           22,123
                                                                 -------          -------
Shareholders' Equity
  Shares without par value..................................       4,762            4,575
  Retained earnings.........................................       8,460            8,707
  Accumulated other comprehensive income....................        (993)            (394)
                                                                 -------          -------
          TOTAL SHAREHOLDERS' EQUITY........................      12,229           12,888
                                                                 -------          -------
                                                                 $32,808          $35,011
                                                                 =======          =======

        The accompanying notes are an integral part of these statements.

                             Approved by the Board

            /s/ EDGAR M. BRONFMAN                         /s/ MATTHEW W. BARRETT
---------------------------------------------  ---------------------------------------------
              Edgar M. Bronfman                             Matthew W. Barrett
                  Director                                       Director

                            THE SEAGRAM COMPANY LTD.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                              FISCAL YEARS ENDED JUNE 30,
                                                              ----------------------------
                                                               2000      1999       1998
                                                              ------    -------    -------
                                                                U.S. DOLLARS IN MILLIONS
OPERATING ACTIVITIES
Income (loss) from continuing operations....................  $  124    $  (383)   $   880
Adjustments to reconcile income (loss) from continuing
  operations to net cash provided:
  Depreciation and amortization of assets...................     720        527        289
  Amortization of goodwill..................................     347        246        127
  Gain on sale of businesses................................     (98)        --         --
  Gain on sale of Time Warner shares........................      --         --       (926)
  Gain on USA transactions..................................      --       (128)      (360)
  Minority interest in income (loss) of subsidiaries........      17        (26)        48
  Equity earnings from unconsolidated companies (in excess
     of) less than dividends received.......................     (35)       (45)       101
  Deferred income taxes.....................................      83         92        447
  Other.....................................................      69        120        (69)
  Changes in assets and liabilities, net of effect of
     acquisitions and dispositions:
     Receivables, net of allowances.........................     (60)       952       (324)
     Inventories............................................    (101)       (85)        14
     Other current assets...................................     390          6       (524)
     Music catalogs, artists' contracts and advances........      50         (2)       (88)
     Payables and accrued liabilities.......................    (574)       (69)        (7)
     Other liabilities......................................    (134)      (270)       151
                                                              ------    -------    -------
                                                                 674      1,318     (1,121)
                                                              ------    -------    -------
Net cash provided by (used for) operating activities........     798        935       (241)
                                                              ------    -------    -------
INVESTING ACTIVITIES
Acquisition of PolyGram.....................................      --     (8,607)        --
Sale of Tropicana...........................................      --      3,288         --
Sale of Champagne operations................................     310         --         --
Sale of Universal Concerts..................................     190         --         --
Sale of Time Warner shares..................................      --         --      1,863
USA transactions............................................    (242)      (243)      (368)
Capital expenditures........................................    (607)      (531)      (410)
Other.......................................................      69        (43)      (386)
                                                              ------    -------    -------
Net cash (used for) provided by investing activities........    (280)    (6,136)       699
                                                              ------    -------    -------
FINANCING ACTIVITIES
Dividends paid..............................................    (287)      (247)      (231)
Issuance of shares..........................................      --      1,417         --
Issuance of shares upon exercise of stock options and
  conversion of LYONs.......................................     187        314         86
Issuance of Adjustable Conversion-rate Equity Security
  Units.....................................................      75        900         --
Issuance of long-term debt..................................      99      5,086         41
Repayment of long-term debt.................................    (108)    (1,066)       (37)
Shares purchased and retired................................      --         --       (753)
(Decrease) increase in short-term borrowings and current
  portion of long-term debt.................................    (787)      (841)     1,053
                                                              ------    -------    -------
Net cash (used for) provided by financing activities........    (821)     5,563        159
                                                              ------    -------    -------
Net cash (used for) provided by continuing operations.......    (303)       362        617
                                                              ------    -------    -------
Net cash (used for) provided by discontinued operations.....      --         (3)        67
                                                              ------    -------    -------
Net (decrease) increase in cash and cash equivalents........    (303)       359        684
Cash and cash equivalents at beginning of period............   1,533      1,174        490
                                                              ------    -------    -------
Cash and cash equivalents at end of period..................  $1,230    $ 1,533    $ 1,174
                                                              ======    =======    =======

        The accompanying notes are an integral part of these statements.

                            THE SEAGRAM COMPANY LTD.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                             COMMON SHARES
                                           WITHOUT PAR VALUE                   ACCUMULATED
                                         ---------------------                    OTHER            TOTAL
                                           NUMBER                 RETAINED    COMPREHENSIVE    SHAREHOLDERS'
                                         (THOUSANDS)    AMOUNT    EARNINGS       INCOME           EQUITY
                                         -----------    ------    --------    -------------    -------------
                                                 U.S. DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS
BALANCE AT JUNE 30, 1997...............    365,281      $ 809      $8,259         $ 354           $ 9,422
Components of comprehensive income:
  Net income...........................                               946                             946
  Currency translation adjustments.....                                             (72)              (72)
  Unrealized holding loss in equity
    securities, net of $44 tax
    benefit............................                                             (82)              (82)
                                                                                                  -------
  Total comprehensive income...........                                                               792
                                                                                                  -------
  Dividends paid ($.66 per share)......                              (231)                           (231)
  Shares issued -- exercise of stock
                   options.............      2,751         84                                          84
                -- conversion of LYONs.         48          2                                           2
  Shares purchases and retired.........    (20,948)       (47)       (706)                           (753)
                                           -------      ------     ------         -----           -------
BALANCE AT JUNE 30, 1998...............    347,132        848       8,268           200             9,316
Components of comprehensive income:
  Net income...........................                               686                             686
  Currency translation adjustments.....                                            (599)             (599)
  Unrealized holding gain in equity
    securities, net of $8 tax..........                                               5                 5
                                                                                                  -------
  Total comprehensive income...........                                                                92
                                                                                                  -------
  Dividends paid ($.66 per share)......                              (247)                           (247)
  Shares issued -- exercise of stock
                   options and other
                   compensation........      8,493        312                                         312
                -- conversion of LYONs.         26          2                                           2
                -- issuance of common
                   shares..............     76,904      3,413                                       3,413
                                           -------      ------     ------         -----           -------
BALANCE AT JUNE 30, 1999...............    432,555      4,575       8,707          (394)           12,888
Components of comprehensive income:
  Net income...........................                                40                              40
  Currency translation adjustments.....                                            (348)             (348)
  Unrealized holding loss in equity
    securities, net of $140 tax
    benefit............................                                            (251)             (251)
                                                                                                  -------
  Total comprehensive income...........                                                              (559)
                                                                                                  -------
  Dividends paid ($.66 per share)......                              (287)                           (287)
  Shares issued -- exercise of stock
                   options and other
                   compensation........      4,585        183                                         183

                -- conversion of LYONs.         87          4                                           4
                                           -------      ------     ------         -----           -------
BALANCE AT JUNE 30, 2000...............    437,227      $4,762     $8,460         $(993)          $12,229
                                           =======      ======     ======         =====           =======

        The accompanying notes are an integral part of these statements.

                            THE SEAGRAM COMPANY LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Description of Business

     The Seagram Company Ltd. operates in four global business segments: music, filmed entertainment, recreation and other, and spirits and wine. The music business is conducted through Universal Music Group, which produces, markets and distributes recorded music throughout the world in all major genres. Universal Music Group also manufactures, sells and distributes video products in the United States and internationally, and licenses music copyrights. The filmed entertainment and recreation and other businesses are conducted through Universal Studios Group. The filmed entertainment business produces and distributes motion picture, television and home video products worldwide, operates and has ownership interests in a number of international cable channels and engages in the licensing of merchandising and film property rights. The recreation and other business operates theme parks and retail stores and is also involved in the development of entertainment software. The spirits and wine business, directly and through affiliates and joint ventures, produces, markets and distributes distilled spirits, wines, Ports and Sherries, coolers, beers, mixers and other low-alcohol beverages. In addition to marketing owned brands, the spirits and wine business also distributes distilled spirits, wine, champagne and beer brands owned by others.

  Summary of Significant Accounting Policies

     BASIS OF PRESENTATION The Seagram Company Ltd. is headquartered in Canada, and more than 50 percent of the Company's shares are held by U.S. residents. As a result, the Company has prepared its consolidated financial statements in accordance with U.S. generally accepted accounting principles (GAAP). U.S. GAAP applicable to the Company conforms, in all material respects, to Canadian GAAP. Differences between U.S. and Canadian GAAP affecting these financial statements are discussed in Note 13. Should a material difference between the two accounting principles arise in the future, financial statements would be provided under both U.S. and Canadian GAAP.

     PRINCIPLES OF CONSOLIDATION AND ACCOUNTING FOR INVESTMENTS The consolidated financial statements include the accounts of The Seagram Company Ltd. and its subsidiaries. All intercompany accounts, transactions and profits have been eliminated. Investments in certain other companies in which Seagram has significant influence, but less than a controlling interest, are accounted for using the equity method. Investments in companies in which Seagram does not have significant influence are accounted for at market value if the investments are publicly traded, or at cost if not publicly traded.

     USE OF ESTIMATES The preparation of the financial statements requires management to make informed estimates, assumptions and judgments, with consideration given to materiality, that affect the reported amounts of assets, liabilities, revenues and expenses. For example, estimates are used in management's forecast of anticipated revenues in the music and filmed entertainment businesses and in determining valuation allowances for uncollectible trade receivables and deferred income taxes. Actual results could differ from those estimates.

REVENUES AND COSTS

     Music Revenues from the sale of recorded music, net of a provision for estimated returns and allowances, are recognized upon shipment to third parties. Advances to established recording artists and direct costs associated with the creation of record masters are capitalized and are charged to expense as the related royalties are earned, or when the amounts are determined to be unrecoverable. The advances are expensed when past performance or current popularity does not provide a sound basis for estimating that the advance will be recovered from future royalties.

                            THE SEAGRAM COMPANY LTD.

     Filmed Entertainment Generally, theatrical films are first distributed in the worldwide theatrical and home video markets. Subsequently, theatrical films are made available for worldwide pay television, network exhibition, television syndication and basic cable television. Television films from the Company's library may be licensed for domestic and foreign syndication, cable or pay television and home video. Theatrical revenues from the distribution of films are recognized as the films are exhibited. Revenues from television and pay television licensing agreements are recognized when the films are available for telecast, and all other conditions of the sale have been met. Home video product revenues, less a provision for estimated returns and allowances, are recognized upon availability of product for retail sale. Film costs are stated at the lower of cost, less accumulated amortization, or net realizable value. The estimated total film production and participation costs are expensed based on the ratio of the current period's gross revenues to estimated total gross revenues from all sources on an individual production basis. Estimates of total gross revenues and costs can change significantly due to a variety of factors, including the level of market acceptance of film and television products. Accordingly, revenue and cost estimates are reviewed quarterly and revisions to amortization rates or write-downs to net realizable value may occur.

     Film costs, net of amortization, for completed theatrical films intended for distribution in the worldwide theatrical, home video and pay television distribution markets are classified as other current assets. The portion of released film costs expected to be realized from secondary markets such as network exhibition, television syndication and basic cable television are reported as noncurrent assets. Other costs relating to film production, including the purchase price of literary properties and related film development costs, and the film library are classified as noncurrent assets.

     In order to effectively manage our capital needs and costs in the film business, we may utilize a variety of arrangements, including co-production, insurance, contingent profit participation and the sale of certain distribution rights. In connection with our review of capital needs and costs, the Company has entered into an agreement with an independent third-party to sell substantially all completed feature films produced over the period 1997 - 2000. Films under the agreement are sold at our cost and no revenue or expense from the initial sale of the films is recognized. The Company distributes these films and maintains an option to reacquire the films at fair value, based on a formula considering the remaining estimated total gross revenues, net of costs, at the time of reacquisition. No films have been reacquired as of June 30, 2000. Following the sale to the third-party, we accrue participations due to the third-party in the same manner that the Company has historically amortized film costs under Financial Accounting Standard (SFAS) No. 53, Financial Reporting by Producers and Distributors of Motion Picture Films. As a distributor, the Company has recorded, in its statement of income, the revenues received from and operating expenses related to the films in all markets where we bear financial risk for film performance, and, in interest, net and other expense, certain other costs relating to the agreement.

     Recreation and Other Revenues at theme parks are recognized at the time of visitor attendance. Revenues for retail operations are recognized at point-of-sale.

     Spirits and Wine Revenues from the sale of spirits and wines are recognized when products are shipped. The Company establishes provisions for estimated returns and allowances at the time of shipment. Accruals for customer discounts and rebates are recorded when revenues are recognized.

     FOREIGN CURRENCY TRANSLATION For operations in highly inflationary economies the U.S. dollar is utilized as the functional currency. Affiliates outside the U.S. generally use the local currency as the functional currency. For affiliates in countries considered to have a highly inflationary economy, inventories and property, plant and equipment are translated at historical exchange rates and translation effects are included in net income. The cumulative currency translation adjustment balance was $(1,446) million, $(1,098) million and $(499) million at June 30, 2000, 1999 and 1998, respectively.

                            THE SEAGRAM COMPANY LTD.

     CASH AND CASH EQUIVALENTS Cash equivalents include time deposits and highly liquid investments with original maturities of three months or less.

     INVENTORIES Inventories consist principally of spirits and wines and are stated at cost, which is not in excess of market. The cost of spirits and wines inventories is determined by either the last-in, first-out (LIFO) method or the identified cost method. In accordance with industry practice, current assets include spirits and wines inventories which are aged for varying periods of years. The cost of music, retail and home video inventories is determined by the first-in, first-out (FIFO) method.

     PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment is carried at cost. Depreciation is determined using the straight-line method based on the estimated useful lives of the assets, generally at annual rates of 2 1/2 - 10 percent for buildings, 4 - 33 percent for machinery and equipment and 10 - 50 percent for other assets.

     GOODWILL AND INTANGIBLE ASSETS The Company has significant acquired intangible assets, including goodwill, music catalogs, artists' contracts, music publishing assets, film libraries, copyrights and trademarks. Artists' contracts and music catalogs are amortized on an accelerated basis over 14 and 20 years, respectively. From the date of acquisition, the acceleration results in 80 percent of artists' contracts being amortized within the first eight years and 50 percent of music catalogs being amortized within the first five years. Music publishing assets, film libraries and copyrights are amortized on a straight-line basis over 20 years. Goodwill is amortized on a straight-line basis over periods up to 40 years. The Company reviews the carrying value of goodwill and intangible assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Measurement of any impairment would include a comparison of discounted estimated future operating cash flows anticipated to be generated during the remaining amortization period to the net carrying value. Music catalogs, artists' contracts, music publishing assets and copyrights includes $400 million of the cost of the 1995 Universal acquisition and approximately $2.8 billion of the cost of the December 1998 PolyGram acquisition. A film library acquired in connection with the Universal acquisition was valued at $300 million.

     STOCK-BASED COMPENSATION Compensation cost attributable to stock option and similar plans is recognized based on the difference, if any, between the quoted market price of the Company's common shares on the date of grant over the exercise price of the option. The Company does not issue options at prices below market value at date of grant.

     DERIVATIVE FINANCIAL INSTRUMENTS The Company enters into foreign currency and interest rate derivative contracts for the purpose of minimizing risk. The Company uses currency forwards and options to hedge firm commitments and a portion of its foreign indebtedness. In addition, the Company hedges foreign currency risk on intercompany payments and receipts through currency forwards, options and swaps which offset the exposure being hedged. Gains and losses on forward contracts are deferred and offset against foreign exchange gains and losses on the underlying hedged transaction. Gains and losses on forward contracts used to hedge foreign debt and intercompany payments are recorded in the income statement in selling, general and administrative expenses. The Company uses interest rate swaps and swaptions to manage net exposure to interest rate movements related to its borrowings and to lower its overall borrowing costs. Net payments or receipts are recorded as adjustments to interest expense. Interest rate instruments generally have the same life as the underlying interest rate exposure. Gains or losses on the early termination of interest rate instruments are recognized over the remaining life, if any, of the underlying exposure as an adjustment to interest expense.

                            THE SEAGRAM COMPANY LTD.

NEW ACCOUNTING GUIDANCE

     Start-Up Costs It has been the Company's policy to capitalize one-time, direct incremental costs incurred prior to the initial opening of major recreation facilities, including sales and marketing, park set-up and training. Capitalized start-up costs were amortized over a twelve-month period upon the opening of the facility. At June 30, 1999, capitalized costs were $141 million. Amortization of start-up costs were $14 million and $1 million in fiscal 1999 and 1998, respectively. On July 1, 1999, the Company adopted the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AcSEC) Statement of Position (SOP) 98-5, Reporting on the Costs of Start-Up Activities, which requires that costs of start-up activities and organization costs be expensed as incurred. The adoption of SOP 98-5 resulted in an $84 million non-cash after-tax charge in fiscal 2000, which was recorded as a cumulative effect of a change in accounting principle.

     Financial Instruments SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, issued by the Financial Accounting Standards Board
(FASB), will require the Company to recognize all derivatives in the financial statements at fair value beginning July 1, 2000. Changes in the fair value of all derivatives will be recorded each period in current earnings or other comprehensive income, depending on whether the derivative is used to hedge fair-value or cash-flow transactions. The ineffective portion of all hedges will be recognized in current-period earnings. The adoption of SFAS 133 will not have a material effect on the Company's financial statements.

     Film Accounting In June 2000, the AcSEC issued SOP 00-2, Accounting by Producers or Distributors of Films. The SOP supersedes current film accounting standards related to the recognition of revenues, costs and expenses and film cost valuation and will be adopted by the Company on July 1, 2000. The SOP requires that advertising costs for theatrical and television product be expensed as incurred. Additionally, the SOP requires that certain abandoned project costs, which were previously capitalized as film costs, be expensed on an accelerated basis. Film costs are also required to be presented on the balance sheet as noncurrent assets. In connection with the adoption of SOP 00-2, the Company will expense story costs as incurred. The adoption of SOP 00-2 will result in an approximate $360 million non-cash after-tax charge to reduce the carrying value of film inventory, which will be reported as a cumulative effect of a change in accounting principle.

     RECLASSIFICATIONS Certain prior period amounts in the financial statement notes have been reclassified to conform with the current year presentation.

NOTE 2  SIGNIFICANT TRANSACTIONS

  Acquisition of PolyGram

     On December 10, 1998, the Company acquired 99.5 percent of the outstanding shares of PolyGram N.V. (PolyGram), a global music and entertainment company, for $8,607 million in cash and approximately 47.9 million common shares of the Company. Substantially all of the common shares were issued to Koninklijke Philips Electronics N.V., which had owned 75 percent of the PolyGram shares. The acquisition has been accounted for under the purchase method of accounting, and accordingly the results of the operations of PolyGram are included in the results of the Company's music and filmed entertainment segments from the date of acquisition. The acquisition was financed through both short-term and long-term borrowings.

                            THE SEAGRAM COMPANY LTD.

     Allocation of Purchase Price -- The Company completed a purchase price study related to its acquisition of PolyGram in order to assess and allocate the purchase price among tangible and intangible assets acquired and liabilities assumed, based on fair values at the acquisition date. The final allocation of purchase price follows:

                                                              U.S. DOLLARS IN MILLIONS
                                                              ------------------------
Identifiable intangible assets..............................          $ 2,774
Goodwill....................................................            9,616
Accrual for exit activities.................................             (510)
All other, net..............................................           (1,080)
                                                                      -------
                                                                      $10,800
                                                                      =======

     Intangible Assets -- Identifiable intangible assets consist of music catalogs, artists' contracts, music publishing assets, distribution networks and customer relationships. Acquired music catalogs, artists' contracts and music publishing assets are amortized over periods ranging from 14 to 20 years, on an accelerated basis, and other intangibles are amortized over a 40-year period, on a straight-line basis. Goodwill is the excess of purchase price over the fair value of assets acquired and liabilities assumed, and is amortized on a straight-line basis over a 40-year period.

     Accrual for Exit Activities -- In connection with the integration of PolyGram and Seagram, management developed a formal exit activity plan that was committed to by management and communicated to employees shortly after the acquisition was consummated. The accrual for exit activities consists principally of facility elimination costs, including leasehold termination payments and incremental facility closure costs, contract terminations, relocation costs and the severance of approximately 1,700 employees. The utilization of the accrual for exit activities to date follows:

                                                                UTILIZED
                                                            -----------------     BALANCE AT
                                         EXIT ACTIVITIES    CASH     NON-CASH    JUNE 30, 2000
                                         ---------------    -----    --------    -------------
                                                       U.S. DOLLARS IN MILLIONS
Facility elimination costs.............       $ 45          $ (23)     $ (1)         $ 21
Contract terminations..................         68            (44)      (13)           11
Severance or relocation................        397           (207)      (15)          175
                                              ----          -----      ----          ----
                                              $510          $(274)     $(29)         $207
                                              ----          -----      ----          ----

     As of June 30, 2000, remaining exit activities relate principally to contractual obligations, facility elimination and severance payments to be made in future periods.

  Disposition of Tropicana

     On August 25, 1998, the Company completed the sale of Tropicana Products, Inc. and the Company's global fruit juice business (Tropicana) for approximately $3,288 million in cash, which resulted in a pre-tax gain of $1,445 million ($1,072 million after tax). Tropicana produced and marketed

                            THE SEAGRAM COMPANY LTD.

Tropicana, Dole and other branded fruit juices and beverages. Summarized financial information related to the discontinued Tropicana business follows:

                                                         PERIOD ENDED      FISCAL YEAR ENDED
                                                        AUGUST 25, 1998      JUNE 30, 1998
                                                        ---------------    -----------------
                                                              U.S. DOLLARS IN MILLIONS
Revenues..............................................       $337               $1,986
Cost of revenues......................................        266                1,394
Selling, general and administrative expenses..........         68                  423
                                                             ----               ------
Operating income......................................          3                  169
Interest expense......................................          3                   39
Provision for income taxes............................          3                   64
                                                             ----               ------
Income (loss) from discontinued operations............       $ (3)              $   66
                                                             ====               ======

     Interest expense above represents allocations based on the ratio of net assets of discontinued operations to consolidated net assets.

  USA Transactions

     On October 21, 1997, Universal acquired from Viacom Inc. the remaining 50 percent interest in the USA Networks partnership for $1.7 billion in cash. This purchase was in addition to Universal's original 50 percent interest in USA Networks. The acquisition was accounted for under the purchase method of accounting. The cost of the acquisition was allocated on the basis of the estimated fair market value of the assets acquired and liabilities assumed. This transaction resulted in $1.6 billion of goodwill which was being amortized over 40 years.

     On February 12, 1998, Universal sold its acquired 50 percent interest in USA Networks to USA Networks, Inc. (USAi) and contributed its original 50 percent interest in USA Networks, the majority of its television assets and 50 percent of the international operations of USA Networks to USANi LLC. In this transaction, Universal received $1,332 million in cash, a 10.7 percent interest in USAi and a 45.8 percent exchangeable interest in USANi LLC. Universal recognized a gross gain of $583 million, before taking into consideration the effect of the transaction, which impaired certain remaining television assets and transformed various related contractual obligations into adverse purchase commitments. The fair value of these items was determined based on expected future cash flows. The impairment losses and adverse purchase commitments arising from the transaction aggregated $223 million and were reflected in the net gain of $360 million ($222 million after tax). During 1999, $128 million of accrued costs were reversed as a result of the favorable settlement of certain contractual obligations and adverse purchase commitments. The transactions resulted in $82 million of goodwill, which is being amortized over 40 years. The investment in the 18.2 million shares of USAi common stock held by Universal at June 30, 2000 is accounted for at market value ($393 million at June 30, 2000) and has an underlying historical cost of $211 million. The investment in 13.4 million shares of Class B common stock of USAi is carried at its historical cost of $136 million. The investment in the LLC is accounted for under the equity method.

  Pro Forma Financial Information

     The unaudited condensed pro forma income statement data presented below assume the PolyGram acquisition, the sale of Tropicana and the USA transactions occurred at the beginning of the 1998 fiscal year. The pro forma information is not necessarily indicative of the combined results of operations of the Company that would have occurred if the transactions had occurred on the date previously indicated, nor is it necessarily indicative of future operating results of the Company.

                            THE SEAGRAM COMPANY LTD.

                                                                  FISCAL YEARS ENDED
                                                                       JUNE 30,
                                                              --------------------------
                                                                 1999           1998
                                                              -----------    -----------
                                                              U.S. DOLLARS IN MILLIONS,
                                                                   EXCEPT PER SHARE
                                                                       AMOUNTS
Revenues....................................................    $15,344        $14,587
Net income (loss)...........................................    $  (208)       $   447
Earnings (loss) per share:
  Basic.....................................................    $ (0.52)       $  1.12
  Diluted...................................................    $ (0.52)       $  1.11

  Other Transactions

     Disposition of Concert Operations On September 10, 1999, the Company completed the sale of Universal Concerts, Inc. for proceeds of approximately $190 million. This transaction resulted in a pre-tax gain of $98 million.

     Disposition of Champagne Operations On July 2, 1999, the Company completed the sale of its Mumm and Perrier-Jouet Champagne operations for approximately $310 million. The sale price approximated book value and therefore no gain or loss was recognized. Through agreements with the purchaser, Seagram has retained global distribution rights for Mumm and Perrier-Jouet Champagnes for a ten-year period.

     Time Warner Shares On February 5, 1998, the Company sold 15 million shares of Time Warner common stock for pre-tax proceeds of $958 million. On May 27, 1998, the Company sold its remaining 11.8 million shares of Time Warner common stock for pre-tax proceeds of $905 million. The aggregate gain on the sale of the shares was $926 million ($602 million after tax).

NOTE 3  RESTRUCTURING CHARGE

     Management developed and committed to a formal plan that was communicated to employees to restructure its music and filmed entertainment operations after the acquisition of PolyGram. This plan resulted in a fiscal 1999 pre-tax restructuring charge of $405 million. The charge related entirely to the Company's existing global music and film production, financial, marketing and distribution operations and included severance, elimination of duplicate facilities and labels, termination of artists' and distribution contracts and costs related to exiting film production arrangements and properties in development. The major components of the charge were:

                                                                      FILMED
                                                          MUSIC    ENTERTAINMENT    TOTAL
                                                          -----    -------------    -----
                                                             U.S. DOLLARS IN MILLIONS
Severance and other employee-related costs..............  $111          $15         $126
Facilities and labels...................................   124            4          128
Contract termination and other costs....................    78           73          151
                                                          ----          ---         ----
                                                          $313          $92         $405
                                                          ----          ---         ----

     The severance and other employee-related costs provided for a reduction of approximately 1,200 employees worldwide related to facility closures, duplicate position eliminations and streamlining of operations related to cost reduction initiatives. The facilities and labels elimination costs provided for domestic and international lease and label terminations and the write-off of the net book value of furniture, fixtures and equipment and leasehold improvements for vacated properties. The costs of contract terminations were comprised primarily of artists' contracts, distribution contracts, story property

                            THE SEAGRAM COMPANY LTD.

commitments and filmed entertainment term deals. The cash and non-cash elements of the restructuring charge approximated $318 million and $87 million, respectively. Many restructuring activities are complete or near completion. Due to the favorable settlement of certain contractual and employee severance obligations, $59 million of the original restructuring charge was credited to income in the second quarter of fiscal 2000. The utilization of the restructuring charge to date follows:

                                                                       UTILIZED
                                        ORIGINAL   RESTRUCTURING   ----------------    BALANCE AT
                                         CHARGE       CREDIT       CASH    NON-CASH   JUNE 30, 2000
                                        --------   -------------   -----   --------   -------------
                                                         U.S. DOLLARS IN MILLIONS
Severance and other employee-related
  costs...............................    $126         $(12)       $ (74)    $ (3)        $ 37
Facilities and labels.................     128          (35)          (9)     (56)          28
Contract termination and other
  costs...............................     151          (12)         (75)     (28)          36
                                          ----         ----        -----     ----         ----
                                          $405         $(59)       $(158)    $(87)        $101
                                          ====         ====        =====     ====         ====

     As of June 30, 2000, essentially all of the employees provided for under the restructuring initiative have separated from the Company. Remaining restructuring activities relate principally to contractual obligations and severance payments to be made in future periods.

NOTE 4  INVESTMENTS

     The Company's investments consist of:

                                                             JUNE 30, 2000    JUNE 30, 1999
                                                             -------------    -------------
                                                                U.S. DOLLARS IN MILLIONS
Equity method investments:
  USANi LLC................................................     $2,719           $2,329
  Other....................................................      1,568            1,710
                                                                ------           ------
                                                                 4,287            4,039
                                                                ------           ------
Cost and fair-value investments:
  DuPont...................................................        719            1,123
  USAi common stock........................................        393              365
  USAi Class B common stock................................        136              136
  Other....................................................         68               --
                                                                ------           ------
                                                                 1,316            1,624
                                                                ------           ------
                                                                $5,603           $5,663
                                                                ======           ======

     Equity method investments The Company has a number of investments in unconsolidated companies which are 50 percent or less owned or controlled, that are accounted for using the equity method. The most significant of these is USANi LLC, which is part of our filmed entertainment business and is engaged in network and first run syndication television production, domestic distribution of its and Universal's television production and operation of the USA Network and SCI-FI Channel cable networks (49 percent equity interest). Other filmed entertainment equity investments include Loews Cineplex Entertainment Corporation, primarily engaged in theatrical exhibition of motion pictures in the U.S. and Canada (26 percent owned); Cinema International Corporation and United Cinemas International, both engaged in theatrical exhibition of motion pictures in territories outside the U.S. and Canada (49 percent owned), and several other equity investments primarily related to our international television networks. Significant investments in the recreation and other business include Universal City Development Partners, (50 percent owned) which owns Universal Orlando, a themed tourist attraction in Orlando, Florida, that

                            THE SEAGRAM COMPANY LTD.

includes Universal Studios, Islands of Adventure, CityWalk, Hard Rock Live and a 50 percent interest in the Portofino Bay Hotel (a Loews hotel); USJ Co., Ltd., which has begun development of a motion picture themed tourist attraction, Universal Studios Japan, and owns commercial real estate in Osaka, Japan (24 percent owned); Universal Studios Port Aventura, a theme park located in Spain (37 percent owned); SEGA GameWorks LLC, which designs, develops and operates location-based entertainment centers (27 percent owned); and Interplay Entertainment Corp., an entertainment software developer (16 percent owned). In the music business, the most significant equity investment is GetMusic, an online music alliance to create Internet sites that promote and sell music (50 percent owned). The spirits and wine business has an investment in Kirin-Seagram Limited, which is engaged in the manufacture, sale and distribution of distilled beverage alcohol and wines in Japan (49 percent owned).

     Summarized financial information for the Company's investments in unconsolidated companies, derived from unaudited historical financial results, follows:

SUMMARIZED BALANCE SHEET INFORMATION

                                                             JUNE 30, 2000    JUNE 30, 1999
                                                             -------------    -------------
                                                                U.S. DOLLARS IN MILLIONS
Current assets.............................................     $ 2,250          $ 1,897
Noncurrent assets..........................................      12,781           11,928
                                                                -------          -------
                                                                $15,031          $13,825
                                                                =======          =======
Current liabilities........................................     $ 2,123          $ 1,991
Noncurrent liabilities.....................................       4,693            3,883
Equity.....................................................       8,215            7,951
                                                                -------          -------
                                                                $15,031          $13,825
                                                                =======          =======
Proportionate share of net assets of unconsolidated
  companies................................................     $ 3,392          $ 3,691
                                                                =======          =======

     Approximately $700 million of the cost of the 1995 Universal acquisition was allocated to goodwill related to investments in unconsolidated companies and is being amortized on a straight-line basis over 40 years.

SUMMARIZED STATEMENT OF OPERATIONS

                                                            FISCAL YEARS ENDED JUNE 30,
                                                           -----------------------------
                                                            2000       1999       1998
                                                           -------    -------    -------
                                                             U.S. DOLLARS IN MILLIONS
Revenues.................................................  $6,117     $5,294     $4,561
Earnings before interest and taxes.......................  $  286     $  351     $  366
Net income...............................................  $  241     $  314     $  173

     The equity earnings (losses) of unconsolidated companies in the consolidated statement of income includes goodwill amortization related to unconsolidated companies of $17 million, $35 million and $81 million for the fiscal years ended June 30, 2000, 1999 and 1998, respectively, principally in the filmed entertainment and recreation and other segments. Additionally, operating income for the fiscal year ended June 30, 1998 includes $76 million of income from USA Networks for the period from October 21, 1997 to February 12, 1998 when the Company owned 100 percent of USA Networks as described in Note 2.

  Cost and fair-value investments

     DuPont -- At June 30, 2000, the Company owned 16.4 million shares of the outstanding common stock of E.I. du Pont de Nemours and Company (DuPont). The Company accounts for the investment at

                            THE SEAGRAM COMPANY LTD.

market value which was $719 million at June 30, 2000. The underlying historical book value of the DuPont shares is $187 million, which represents the historical cost of the shares plus unremitted earnings related to those shares.

     USAi -- At June 30, 2000, the Company owned 18.2 million shares of the outstanding common stock of USAi. The investment, which is accounted for at market value ($393 million at June 30, 2000), has an underlying cost of $211 million. At June 30, 2000, the Company also owned 13.4 million shares of USAi Class B common stock which is carried at its historical cost of $136 million.

     Other -- Other cost and fair-value investments at June 30, 2000, are primarily related to our music electronic business initiatives.

NOTE 5  LONG-TERM DEBT AND CREDIT ARRANGEMENTS

LONG-TERM DEBT

                                                              JUNE 30, 2000    JUNE 30, 1999
                                                              -------------    -------------
                                                                 U.S. DOLLARS IN MILLIONS
6.5% Debentures due 2003....................................     $  200           $  200
8.35% Debentures due 2006...................................        200              200
8.35% Debentures due 2022...................................        200              200
6.875% Debentures due 2023..................................        200              200
6% Swiss Franc Bonds due 2085 (SF 250 million)..............        153              162
7.50% Adjustable Conversion-rate Equity Security Units(1)...      1,004              927
Other.......................................................        293              208
                                                                 ------           ------
                                                                  2,250            2,097
                                                                 ------           ------
Joseph E. Seagram & Sons, Inc. (JES), guaranteed by Company:
  5.79% Senior Notes due 2001...............................        250              250
  6.25% Senior Notes due 2001...............................        600              600
  6.4% Senior Notes due 2003................................        400              400
  6.625% Senior Notes due 2005..............................        475              475
  8.375% Debentures due 2007................................        200              200
  7% Debentures due 2008....................................        200              200
  6.8% Senior Notes due 2008................................        450              450
  8.875% Debentures due 2011................................        223              223
  9.65% Debentures due 2018.................................        249              249
  7.5% Senior Debentures due 2018...........................        875              875
  9% Debentures due 2021....................................        198              198
  7.6% Senior Debentures due 2028...........................        700              700
  8.00% Senior Quarterly Income Debt Securities due 2038
     (QUIDS)................................................        550              550
  Liquid Yield Option Notes (LYONs)(2)......................          9                9
                                                                 ------           ------
                                                                  5,379            5,379
                                                                 ------           ------
                                                                  7,629            7,476
Current portion of long-term debt...........................       (251)              (8)
                                                                 ------           ------
                                                                 $7,378           $7,468
                                                                 ======           ======

---------------
(1) In June 1999, the Company issued 18,500,000 units of the 7.5% Adjustable Conversion-rate Equity Security Units at a stated price of $50.125 for an aggregate initial offering price of $927 million. In July 1999, the Company issued additional 1,525,000 units of the 7.5% Adjustable Conversion-rate

                            THE SEAGRAM COMPANY LTD.

    Equity Security Units at a stated price of $50.125 for $77 million. Each unit consists of a contract to purchase common shares of the Company and a subordinated deferrable note of its subsidiary, Joseph E. Seagram & Sons, Inc., that is guaranteed by the Company. Under the purchase contracts, on June 21, 2002, the unit holders will purchase for $50.125 not more than one and not less than 0.8333 of one share of the Company's common shares per unit, depending on the average trading price of the common shares during a specified trading period in June 2002. The junior subordinated deferrable notes have a principle amount equal to the stated amount of the units and an interest rate of 7.62%. The interest rate on the note is subject to adjustment at March 21, 2002 and the note matures on June 21, 2004. The holders of the units are required to pay contract fees to the Company at an annual rate of .12%. These payments will be funded out of payments made in respect of the notes so that the net distributions on the notes will be 7.5%.

(2) LYONs are zero coupon notes with no interest payments due until maturity on March 5, 2006. Each $1,000 face amount LYON may be converted, at the option of the holder, into 18.44 of the Company's common shares (189,106 shares at June 30, 2000). The Company has guaranteed the LYONs on a subordinated basis.

     The Company's unused lines of credit totaled $5.5 billion and have varying terms of up to two years. At June 30, 2000, short-term borrowings comprised $248 million of bank borrowings bearing interest at market rates.

     Interest expense on long-term debt was $576 million, $380 million and $226 million in the fiscal years ended June 30, 2000, 1999 and 1998, respectively. Annual repayments and redemptions of long-term debt for the five fiscal years subsequent to June 30, 2000 are: 2001 -- $251 million; 2002 -- $674 million; 2003 -- $203 million; 2004 -- $1,407 million; and 2005 -- $9 million.

     Summarized financial information for JES and its subsidiaries is presented below. Separate financial statements and other disclosures related to JES are not provided because management has determined that such information does not provide additional meaningful information to holders of JES debt securities.

                                                               FISCAL YEARS ENDED JUNE 30,
                                                              -----------------------------
                                                               2000       1999       1998
                                                              -------    -------    -------
                                                                U.S. DOLLARS IN MILLIONS
Revenues....................................................  $2,438     $2,242     $2,144
Cost of revenues............................................  $1,514     $1,390     $1,356
Loss from continuing operations.............................  $  (37)    $   (8)    $   (8)
Discontinued Tropicana operations...........................      --         --        (17)
                                                              ------     ------     ------
Net loss....................................................  $  (37)    $   (8)    $  (25)
                                                              ======     ======     ======

                                                              JUNE 30, 2000    JUNE 30, 1999
                                                              -------------    -------------
                                                                 U.S. DOLLARS IN MILLIONS
Current assets..............................................     $ 2,232          $ 1,674
Noncurrent assets...........................................      18,377           18,602
                                                                 -------          -------
                                                                 $20,609          $20,276
                                                                 =======          =======
Current liabilities.........................................     $   879          $ 1,099
Noncurrent liabilities......................................      10,889           10,014
Shareholders' equity........................................       8,841            9,163
                                                                 -------          -------
                                                                 $20,609          $20,276
                                                                 =======          =======

                            THE SEAGRAM COMPANY LTD.

NOTE 6  FINANCIAL INSTRUMENTS

     The carrying value of cash, cash equivalents, receivables, short-term borrowings, current portion of long-term debt and payables approximate fair value because maturities are less than one year in duration. The Company's remaining financial instruments consisted of the following:

                                                                 ASSET (LIABILITY)
                                            ------------------------------------------------------------
                                                   JUNE 30, 2000                   JUNE 30, 1999
                                            ----------------------------    ----------------------------
                                            CARRYING VALUE    FAIR VALUE    CARRYING VALUE    FAIR VALUE
                                            --------------    ----------    --------------    ----------
                                                              U.S. DOLLARS IN MILLIONS
NONDERIVATIVES
Investments (Note 4)......................     $   431         $ 1,130         $   398         $ 1,488
Long-term debt............................     $(7,378)        $(7,239)        $(7,468)        $(7,600)

DERIVATIVES HELD FOR PURPOSES OTHER THAN
  TRADING
Foreign exchange forwards.................     $    --         $     6         $    --         $    50
Interest rate swaps.......................          --             (41)             --              13
                                               -------         -------         -------         -------
                                               $    --         $   (35)        $    --         $    63
                                               =======         =======         =======         =======

     Fair value of investments was determined based on quoted market value of these securities as traded on stock exchanges. Fair value of long-term debt was estimated using quoted market prices for similar issues. The fair value for foreign exchange and interest rate instruments was based on market prices as quoted from financial institutions.

     The Company, as the result of its global operating and financing activities, is exposed to changes in interest rates and foreign currency exchange rates that may adversely affect its results of operations and financial position. In seeking to minimize the risks and costs associated with such activities, the Company manages the impact of interest rate changes and foreign currency changes on earnings and cash flows by entering into derivative contracts. The Company does not use derivative financial instruments for trading or speculative purposes.

     At June 30, 2000, the Company held interest rate swap contracts that had notional amounts of $2,250 million ($500 million at June 30, 1999). These swap agreements expire in one to seven years.

     At June 30, 2000, the Company held foreign currency forward contracts and options to purchase and sell foreign currencies, including cross-currency contracts and options to sell one foreign currency for another currency, with notional amounts totaling $1,972 million ($4,539 million at June 30, 1999). The forward contracts and options are primarily used to hedge the exchange rate exposure to foreign currency forecasted cash flows. The forecasted cash flows are principally related to intercompany sales, royalties, licenses and service fees. These derivatives have varying maturities not exceeding two years. The principal currencies hedged are the euro, British pound, Canadian dollar and Japanese yen.

     The Company minimizes its credit exposure to counter-parties by entering into contracts only with highly-rated commercial banks or financial institutions and by distributing the transactions among the selected institutions. Although the Company's credit risk is the replacement cost at the then-estimated fair value of the instrument, management believes that the risk of incurring losses is remote and that such losses, if any, would not be material. The market risk related to the foreign exchange agreements should be offset by changes in the valuation of the underlying items being hedged.

NOTE 7  COMMON SHARES, EARNINGS PER SHARE AND STOCK OPTIONS

     The Company is authorized to issue an unlimited number of common and preferred shares without nominal or par value. At June 30, 2000, 58,202,953 common shares were potentially issuable upon the

                            THE SEAGRAM COMPANY LTD.

conversion of the LYONs, the exercise of employee stock options, the conversion of deferred share units and the early settlement of the contracts to purchase shares under the Adjustable Conversion-rate Equity Security Units. Basic net income per share was based on the following weighted average number of shares outstanding during the fiscal years ended June 30, 2000 -- 434,544,033; June 30, 1999 -- 378,193,043; and June 30, 1998 -- 349,874,259. Diluted net income per share was based on the following weighted average number of shares outstanding during the fiscal years ended June 30, 2000 -- 441,366,684; and June 30,
1998 -- 353,604,553. Average shares of 4,933,249 were not included in the computation of 1999 diluted net income per share because to do so would have been anti-dilutive.

STOCK OPTION PLANS

     Under the Company's employee stock option plans, options may be granted to purchase the Company's common shares at not less than the fair market value of the shares on the date of the grant. Currently outstanding options become exercisable one to five years from the grant date and expire ten years after the grant date.

     The Company has adopted SFAS 123, Accounting for Stock-Based Compensation. In accordance with the provisions of SFAS 123, the Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans other than for restricted stock. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under these plans utilizing the methodology prescribed by SFAS 123, the Company's net income and earnings per share would be reduced to the pro forma amounts indicated below:

                                                                 FISCAL YEARS ENDED JUNE 30,
                                                              ---------------------------------
                                                                2000         1999        1998
                                                              ---------    --------    --------
                                                              U.S. DOLLARS IN MILLIONS, EXCEPT
                                                                      PER SHARE AMOUNTS
Net income (loss):
  As reported...............................................    $   40       $ 686       $ 946
  Pro forma.................................................       (49)        622         892

Basic earnings (loss) per common share:
  As reported...............................................    $ 0.09       $1.81       $2.70
  Pro forma.................................................     (0.11)       1.64        2.55

Diluted earnings (loss) per common share:
  As reported...............................................    $ 0.09       $1.81       $2.68
  Pro forma.................................................     (0.11)       1.64        2.52

     These pro forma amounts may not be representative of future disclosures. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the fiscal years ended June 30, 2000, 1999 and 1998, respectively: dividend yields of 1.1, 1.5 and 1.8 percent; expected volatility of 29, 30 and 25 percent; risk-free interest rates of 6.7, 5.1 and 5.6 percent; and expected life of six years for all periods. The weighted average fair value of options granted during the fiscal years ended June 30, 2000, 1999 and 1998 for which the exercise price equals the market price on the grant date was $22.39, $15.25 and $10.92, respectively. The weighted average fair value of options granted during the fiscal year ended June 30, 1998 for which the exercise price exceeded the market price on the grant date was $7.44.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models

                            THE SEAGRAM COMPANY LTD.

require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     Transactions involving stock options are summarized as follows:

                                                                                  WEIGHTED
                                                                                  AVERAGE
                                                                               EXERCISE PRICE
                                                              STOCK OPTIONS      OF OPTIONS
                                                               OUTSTANDING      OUTSTANDING
                                                              -------------    --------------
BALANCE, JUNE 30, 1997......................................   32,961,126          $31.79
Granted.....................................................    8,160,909           38.32
Exercised...................................................   (2,751,832)          26.14
Cancelled...................................................     (752,284)          38.53
                                                               ----------          ------
BALANCE, JUNE 30, 1998......................................   37,617,919           33.49
Granted.....................................................   11,674,558           45.40
Exercised...................................................   (8,489,374)          31.50
Cancelled...................................................   (3,234,811)          34.79
                                                               ----------          ------
BALANCE, JUNE 30, 1999......................................   37,568,292           37.53
Granted.....................................................    9,299,360           59.97
Exercised...................................................   (4,583,749)          31.36
Cancelled...................................................     (977,503)          49.31
                                                               ----------          ------
BALANCE, JUNE 30, 2000......................................   41,306,400           42.99
                                                               ==========          ======

     The following table summarizes information concerning currently outstanding and exercisable stock options:

                                              WEIGHTED
                                               AVERAGE
                                              REMAINING        WEIGHTED                         WEIGHTED
                                NUMBER       CONTRACTUAL       AVERAGE          NUMBER          AVERAGE
RANGE OF EXERCISE PRICES      OUTSTANDING       LIFE        EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
------------------------      -----------    -----------    --------------    -----------    --------------
under $30...................   5,451,676         2.7            $27.18         5,385,010         $27.17
$30 - $40...................  19,352,833         6.5             35.67        14,654,396          35.40
$40 - $50...................   5,562,122         8.6             47.66         1,782,782          47.71
$50 - $60...................   3,329,141         8.9             57.37           867,488          57.22
$60 - $70...................   7,610,628         9.6             61.44                --             --
                              ----------                                      ----------
                              41,306,400                                      22,689,676

                            THE SEAGRAM COMPANY LTD.

NOTE 8  INCOME TAXES

     The following tables summarize the sources of pre-tax income and the resulting income tax expense:

GEOGRAPHIC COMPONENTS OF PRETAX INCOME

                                                              FISCAL YEARS ENDED JUNE 30,
                                                              ---------------------------
                                                               2000      1999      1998
                                                              ------    ------    -------
                                                               U.S. DOLLARS IN MILLIONS
U.S. .......................................................  $(458)    $(545)    $1,192
Canada......................................................     93        39         51
Other jurisdictions.........................................    555       (73)       368
                                                              -----     -----     ------
Income (loss) from continuing operations, before tax........    190      (579)     1,611
Discontinued Tropicana operations...........................     --     1,445        130
                                                              -----     -----     ------
Income before tax...........................................  $ 190     $ 866     $1,741
                                                              =====     =====     ======

COMPONENTS OF INCOME TAX EXPENSE

                                                              FISCAL YEARS ENDED JUNE 30,
                                                              ---------------------------
                                                               2000      1999       1998
                                                              ------    -------    ------
                                                               U.S. DOLLARS IN MILLIONS
Income tax expense (benefit) applicable to:
Continuing operations.......................................   $158      $ (33)     $638
Discontinued Tropicana operations...........................     --        376        64
                                                               ----      -----      ----
Total income tax expense....................................   $158      $ 343      $702
                                                               ====      =====      ====
Current
  Continuing operations
     Federal................................................   $ --      $(256)     $134
     State and local........................................      8          3       (20)
     Other jurisdictions....................................     67        128        77
                                                               ----      -----      ----
                                                                 75       (125)      191
  Discontinued Tropicana operations.........................     --        376        58
                                                               ----      -----      ----
                                                                 75        251       249
                                                               ----      -----      ----
Deferred
  Continuing operations
     Federal................................................    (35)       130       351
     State and local........................................     (2)         2        34
     Other jurisdictions....................................    120        (40)       62
                                                               ----      -----      ----
                                                                 83         92       447
  Discontinued Tropicana operations.........................     --         --         6
                                                               ----      -----      ----
                                                                 83         92       453
                                                               ----      -----      ----
Total income tax expense....................................   $158      $ 343      $702
                                                               ====      =====      ====

                            THE SEAGRAM COMPANY LTD.

COMPONENTS OF NET DEFERRED TAX LIABILITY

                                                              JUNE 30, 2000    JUNE 30, 1999
                                                              -------------    -------------
                                                                 U.S. DOLLARS IN MILLIONS
Basis and amortization differences..........................     $   969          $ 1,016
DuPont share redemption.....................................       1,540            1,540
DuPont and USAi investments.................................         471              613
Unremitted foreign earnings.................................         102               89
Other, net..................................................         106              193
                                                                 -------          -------
Deferred tax liabilities....................................       3,188            3,451
                                                                 -------          -------
Employee benefits...........................................         (17)            (114)
Tax credit and net operating loss carryovers................        (515)            (256)
Valuation, doubtful accounts and return reserves............         (23)            (259)
Other, net..................................................        (703)            (697)
                                                                 -------          -------
Deferred tax assets.........................................      (1,258)          (1,326)
Valuation allowance.........................................         270               82
                                                                 -------          -------
                                                                    (988)          (1,244)
                                                                 -------          -------
Net deferred tax liability..................................     $ 2,200          $ 2,207
                                                                 =======          =======

     The Company has U.S. tax credit carryovers of $56 million, $13 million of which has no expiration date and $43 million of which have expiration dates through 2009. In addition, the Company has approximately $1,309 million of net operating loss carryovers, the majority of which have expiration dates through 2020. A portion of the valuation allowance arises from uncertainty as to the realization of certain of these tax credit and net operating loss carryovers. If realized, these benefits would be applied to reduce the unallocated purchase price.

     Deferred tax assets and liabilities are recognized based on differences between the financial statement and tax bases of assets and liabilities using presently enacted tax rates. Provision is made for income taxes which may be payable on foreign subsidiary earnings to the extent that the Company anticipates that they will be remitted. Unremitted earnings of foreign subsidiaries which have been, or are intended to be, permanently reinvested and for which no income tax has been provided, approximated $6,400 million at June 30, 2000. It is not practicable to estimate the additional tax that would be incurred, if any, if these amounts were repatriated.

EFFECTIVE INCOME TAX RATE -- CONTINUING OPERATIONS

                                                               FISCAL YEARS ENDED
                                                                    JUNE 30,
                                                              --------------------
                                                              2000    1999    1998
                                                              ----    ----    ----
U.S. statutory rate.........................................   35%    (35)%    35%
Goodwill amortization.......................................   58      11       1
Equity income...............................................   25      10      --
Foreign tax at other than U.S. statutory rate...............  (39)      5       4
State and local.............................................    2      --       1
Other.......................................................    2       3      (1)
                                                              ---     ---      --
Effective income tax rate -- continuing operations..........   83%     (6)%    40%
                                                              ===     ===      ==

                            THE SEAGRAM COMPANY LTD.

     Various taxation authorities have proposed or levied assessments for additional income taxes of prior years. Management believes that settlements will not have a material effect on the results of operations, financial position or liquidity of the Company.

NOTE 9  BENEFIT PLANS

     Retirement pensions are provided for substantially all of the Company's employees through defined benefit or defined contribution plans sponsored by the Company or unions representing employees. For Company-sponsored defined benefit plans, pension expense and plan contributions are determined by independent consulting actuaries. The funding policy for tax-qualified pension plans is consistent with statutory funding requirements and regulations. Contributions to defined contribution plans are funded and expensed currently. Postretirement health care and life insurance are provided to a majority of nonunion employees in the U.S. Eligibility for benefits is based upon retirement, age and completion of a specified number of years of service. Postemployment programs, principally severance, are provided for the majority of nonunion employees. The cost of these programs is accrued based on actuarial studies. There is no advance funding for postretirement or postemployment benefits.

     The following tables pertain to the Company's defined benefit pension or postretirement plans principally in the U.S., the U.K., Canada, France, Germany and Japan, and provide reconciliations of the changes in benefit obligations, fair value of plan assets and funded status for the two-year period ending June 30, 2000:

                                                                               POSTRETIREMENT
                                                           PENSION BENEFITS       BENEFITS
                                                           ----------------    --------------
                                                            2000      1999     2000     1999
                                                           ------    ------    -----    -----
                                                                U.S. DOLLARS IN MILLIONS
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year..................  $1,339    $1,070    $ 182    $ 172
Service cost.............................................      54        48        2        2
Interest cost............................................      81        81       13       12
Plan amendments and acquisitions.........................      41       220       (1)       5
Actuarial (gain) loss, net...............................     (77)       21      (12)       1
Benefits paid............................................    (101)      (81)     (11)     (10)
Translation..............................................     (12)      (20)      --       --
                                                           ------    ------    -----    -----
Benefit obligation at end of year........................  $1,325    $1,339    $ 173    $ 182
                                                           ======    ======    =====    =====
FAIR VALUE OF PLAN ASSETS
Fair value of plan assets at beginning of year...........  $1,365    $1,271    $  --    $  --
Actual return on plan assets.............................      91       127       --       --
Acquisition..............................................      --        45       --       --
Contributions............................................      16        15       11       10
Benefits paid............................................     (95)      (80)     (11)     (10)
Translation..............................................      (9)      (13)      --       --
                                                           ------    ------    -----    -----
Fair value of plan assets at end of year.................  $1,368    $1,365    $  --    $  --
                                                           ======    ======    =====    =====

                            THE SEAGRAM COMPANY LTD.

                                                                               POSTRETIREMENT
                                                           PENSION BENEFITS       BENEFITS
                                                           ----------------    --------------
                                                            2000      1999     2000     1999
                                                           ------    ------    -----    -----
                                                                U.S. DOLLARS IN MILLIONS
FUNDED STATUS
Funded status at end of year.............................  $   43    $   26    $(173)   $(182)
Unrecognized actuarial gain..............................    (212)     (203)     (18)      (3)
Unrecognized prior service (benefit) cost................      55        15      (13)     (16)
Unrecognized net transition (asset) obligation...........      (2)        4       --       --
                                                           ------    ------    -----    -----
Accrued pension liability................................  $ (116)   $ (158)   $(204)   $(201)
                                                           ======    ======    =====    =====

     Amounts recognized in the Company's consolidated balance sheet at June 30 consist of:

                                                                                POSTRETIREMENT
                                                            PENSION BENEFITS       BENEFITS
                                                            ----------------    --------------
                                                             2000      1999     2000     1999
                                                            ------    ------    -----    -----
                                                                 U.S. DOLLARS IN MILLIONS
Prepaid benefit cost......................................  $ 198     $ 181     $  --    $  --
Accrued benefit liability.................................   (314)     (339)     (204)    (201)
                                                            -----     -----     -----    -----
Net liability recognized..................................  $(116)    $(158)    $(204)   $(201)
                                                            =====     =====     =====    =====

     Net periodic pension and other postretirement benefit costs for the fiscal years ended June 30 include the following components:

                                                  PENSION BENEFITS        POSTRETIREMENT BENEFITS
                                               -----------------------    -----------------------
                                               2000     1999     1998     2000     1999     1998
                                               -----    -----    -----    -----    -----    -----
                                                            U.S. DOLLARS IN MILLIONS
Service cost.................................  $  54    $  48    $  25     $ 2      $ 2      $ 2
Interest cost................................     81       81       70      13       12       11
Expected return on plan assets...............   (125)    (116)    (107)     --       --       --
Amortization of prior service costs..........      8        3        3      (3)      (3)      (3)
Amortization of actuarial gains..............     (7)      (6)      (6)     --       --       (1)
                                               -----    -----    -----     ---      ---      ---
Net benefit cost (credit)....................  $  11    $  10    $ (15)    $12      $11      $ 9
                                               =====    =====    =====     ===      ===      ===

     The weighted average rates and assumptions utilized in accounting for these plans for the fiscal years ended June 30 were:

                                                      PENSION BENEFITS      POSTRETIREMENT BENEFITS
                                                    --------------------    -----------------------
                                                    2000    1999    1998    2000     1999     1998
                                                    ----    ----    ----    -----    -----    -----
Discount rate.....................................   8.0%    7.3%    7.0%    8.0%     7.3%     7.0%
Expected return on plan assets....................  10.0%   10.0%   10.8%     --       --       --
Rate of compensation increase.....................   5.0%    4.5%    4.3%    5.0%     4.5%     4.3%

     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $212 million, $184 million and $13 million, respectively as of June 30, 2000, and $218 million, $196 million and $15 million, respectively as of June 30, 1999.

     For postretirement benefit measurement purposes, the Company assumed growth in the per capita cost of covered health care benefits (the health care cost trend rate) would gradually decline from 8.2 percent and 7.2 percent in the pre-age 65 and post-age 65 categories, respectively in 1998 to 6 percent

                            THE SEAGRAM COMPANY LTD.

and 5 percent, pre-age 65 and post-age 65, respectively in 2002. In fiscal 2000, a one-percentage-point increase in the annual trend rate would have increased the postretirement benefit obligation by $7 million and the pre-tax expense by $1 million; conversely, a one-percentage-point decrease in the annual trend rate would have decreased the postretirement benefit obligation by $6 million and the pre-tax expense by $1 million.

     During 1999, the Company amended the pension plan for certain U.S. employees from a final pay plan to a cash balance pension plan. Under the new plan, participants accrue benefits based on a percentage of pay plus interest. The new cash balance plan allows lump sum benefit payments in addition to annuities. This change did not have a significant impact on the Company's net periodic pension costs for the fiscal year ended June 30, 1999.

NOTE 10  BUSINESS SEGMENT AND GEOGRAPHIC DATA

BUSINESS SEGMENT DATA

     The Company's four reportable segments are: music, filmed entertainment, recreation and other, and spirits and wine. Each reportable segment defined by the Company is a strategic business unit that offers different products and services that are marketed through different channels. Segments are managed separately because of their unique customers, technology, marketing and distribution requirements. The Company evaluates the performance of its segments and allocates resources to them based on several performance measures, including modified EBITDA (EBITDA). As defined by the Company, EBITDA consists of operating earnings (losses) before depreciation, amortization, corporate expenses and restructuring activities from consolidated companies. While not a standard measurement under GAAP, the Company believes EBITDA is an appropriate measure of operating performance, given the significant assets and goodwill associated with the Company's acquisitions. However, EBITDA could be defined differently by other companies and should be considered in addition to, not as a substitute for, other measures of financial performance including revenues and operating income. There are no intersegment revenues; however, corporate headquarters allocates a portion of its costs to each of its operating segments. The Company does not allocate interest income, interest expense, income taxes or unusual items to segments.

                            THE SEAGRAM COMPANY LTD.

                                          FILMED        RECREATION    SPIRITS
                             MUSIC     ENTERTAINMENT    AND OTHER     AND WINE    CORPORATE     TOTAL
                            -------    -------------    ----------    --------    ---------    -------
                                                     U.S. DOLLARS IN MILLIONS
JUNE 30, 2000
Revenues..................  $ 6,236       $3,480          $  862       $5,108      $   --      $15,686
EBITDA....................  $ 1,018       $  (61)         $  188       $  727      $   --      $ 1,872
Depreciation and
  amortization............     (730)         (97)           (105)        (125)        (10)      (1,067)
Corporate expenses........       --           --              --           --        (111)        (111)
Restructuring credit......       40           19              --           --          --           59
                            -------       ------          ------       ------      ------      -------
Operating income (loss)...  $   328       $ (139)         $   83       $  602      $ (121)     $   753
                            =======       ======          ======       ======      ======      =======
Segment assets............  $16,082       $7,624          $2,568       $4,521      $2,013(1)   $32,808
Equity method
  investments.............  $    18       $3,177          $1,037       $   55      $   --      $ 4,287
Capital expenditures......  $   263       $  113          $  101       $  121      $    9      $   607
JUNE 30, 1999
Revenues..................  $ 3,751       $2,931          $  818       $4,812      $   --      $12,312
EBITDA....................  $   347       $ (136)         $  133       $  684      $   --      $ 1,028
Depreciation and
  amortization............     (473)         (70)            (88)        (132)        (10)        (773)
Corporate expenses........       --           --              --           --        (100)        (100)
Restructuring charge......     (313)         (92)             --           --          --         (405)
                            -------       ------          ------       ------      ------      -------
Operating income (loss)...  $  (439)      $ (298)         $   45       $  552      $ (110)     $  (250)
                            =======       ======          ======       ======      ======      =======
Segment assets............  $16,392       $7,735          $3,029       $5,165      $2,690(2)   $35,011
Equity method
  investments.............  $    26       $2,810          $1,151       $   52      $   --      $ 4,039
Capital expenditures......  $   135       $  134          $  134       $  128      $   --      $   531
JUNE 30, 1998
Revenues..................  $ 1,461       $2,793          $  695       $4,525      $   --      $ 9,474
EBITDA....................  $    84       $  316          $   99       $  583      $   --      $ 1,082
Depreciation and
  amortization............     (128)         (87)            (75)        (119)         (7)        (416)
Corporate expenses........       --           --              --           --        (113)        (113)
                            -------       ------          ------       ------      ------      -------
Operating income (loss)...  $   (44)      $  229          $   24       $  464      $ (120)     $   553
                            =======       ======          ======       ======      ======      =======
Segment assets............  $ 2,902       $6,638          $3,044       $5,594      $4,001(3)   $22,179
Equity method
  investments.............  $    24       $2,431          $  961       $   21      $   --      $ 3,437
Capital expenditures......  $    31       $   94          $  115       $  170      $   --      $   410

---------------
(1) Comprised of corporate assets not identifiable with reported segments ($1,294) and DuPont holdings ($719).
(2) Comprised of corporate assets not identifiable with reported segments ($1,567) and DuPont holdings ($1,123).
(3) Comprised of corporate assets not identifiable with reported segments ($1,039), DuPont holdings ($1,228) and net assets of discontinued Tropicana operations ($1,734).

                            THE SEAGRAM COMPANY LTD.

GEOGRAPHIC DATA

     The following table presents revenues and long-lived assets by geographic area for the 2000, 1999 and 1998 fiscal years. Revenues are classified based upon the location of the customer. In addition to Canada, the Company's country of domicile, individual countries are specified if revenues or long-lived assets exceed 10 percent of the total.

                                                              FISCAL YEARS ENDED JUNE 30,
                                                              ----------------------------
                                                               2000       1999       1998
                                                              -------    -------    ------
                                                                U.S. DOLLARS IN MILLIONS
REVENUES
United States...............................................  $ 7,285    $ 5,917    $4,977
United Kingdom..............................................    1,763      1,277       769
Canada......................................................      438        325       285
Other countries.............................................    6,200      4,793     3,443
                                                              -------    -------    ------
                                                              $15,686    $12,312    $9,474
                                                              =======    =======    ======

                                                              JUNE 30, 2000    JUNE 30, 1999
                                                              -------------    -------------
                                                                 U.S. DOLLARS IN MILLIONS
LONG-LIVED ASSETS
United States...............................................     $14,872          $15,093
United Kingdom..............................................       1,654            1,905
Canada......................................................         459              456
Other countries.............................................       8,024            8,676
                                                                 -------          -------
                                                                 $25,009          $26,130
                                                                 =======          =======

NOTE 11  ADDITIONAL FINANCIAL INFORMATION

  Income Statement and Cash Flow Data

                                                              FISCAL YEARS ENDED JUNE 30,
                                                              ---------------------------
                                                               2000      1999       1998
                                                              ------    -------    ------
                                                               U.S. DOLLARS IN MILLIONS
INTEREST, NET AND OTHER EXPENSE
Interest expense............................................   $745      $ 592      $318
Interest income.............................................    (58)      (109)      (59)
Dividend income.............................................    (23)       (23)      (27)
Capitalized interest........................................     (3)        (3)       (4)
                                                               ----      -----      ----
                                                               $661      $ 457      $228
                                                               ====      =====      ====
EXCISE TAXES (included in revenues and cost of revenues)....   $883      $ 865      $726
CASH FLOW DATA
Interest paid, net..........................................   $728      $ 643      $265
Income taxes paid...........................................   $133      $ 471      $144

                            THE SEAGRAM COMPANY LTD.

  Balance Sheet Data

                                                              JUNE 30, 2000    JUNE 30, 1999
                                                              -------------    -------------
                                                                 U.S. DOLLARS IN MILLIONS
RECEIVABLES
Trade.......................................................     $3,071           $3,227
Other.......................................................        433              432
                                                                 ------           ------
                                                                  3,504            3,659
Allowance for doubtful accounts and other valuation
  accounts..................................................       (807)            (674)
                                                                 ------           ------
                                                                 $2,697           $2,985
                                                                 ======           ======
INVENTORIES
Beverages...................................................     $2,009           $2,233
Materials, supplies and other...............................        413              394
                                                                 ------           ------
                                                                 $2,422           $2,627
                                                                 ======           ======
LIFO INVENTORIES
Estimated replacement cost..................................     $  381           $  395
Excess of replacement cost over LIFO carrying value.........       (190)            (187)
                                                                 ------           ------
                                                                 $  191           $  208
                                                                 ======           ======
OTHER CURRENT ASSETS
Film cost, net of amortization..............................     $  142           $  356
Artists' contracts..........................................        222              247
Deferred income taxes.......................................        496              491
Prepaid expenses and other current assets...................        590              642
                                                                 ------           ------
                                                                 $1,450           $1,736
                                                                 ======           ======
FILM COSTS, NET OF AMORTIZATION
Theatrical Film Costs
Released....................................................     $  174           $  320
In process and unreleased...................................        700            1,058
                                                                 ------           ------
                                                                    874            1,378
                                                                 ------           ------
Television Film Costs
Released....................................................        205              176
In process and unreleased...................................         54               53
                                                                 ------           ------
                                                                    259              229
                                                                 ------           ------
                                                                  1,133            1,607
Less: current portion.......................................        142              356
                                                                 ------           ------
                                                                 $  991           $1,251
                                                                 ======           ======

     Unamortized costs related to released theatrical and television films aggregated $379 million at June 30, 2000. Excluding the portion of the purchase price allocated to the film library which is being amortized over a 20-year life, the Company currently anticipates that approximately 75 percent of the unamortized released film costs will be amortized under the individual film forecast method during the three years ending June 30, 2003.

                            THE SEAGRAM COMPANY LTD.

                                                              JUNE 30, 2000    JUNE 30, 1999
                                                              -------------    -------------
                                                                 U.S. DOLLARS IN MILLIONS
PROPERTY, PLANT AND EQUIPMENT
Land........................................................     $   636          $   645
Buildings and improvements..................................       1,498            1,646
Machinery and equipment.....................................       1,678            1,432
Furniture and fixtures......................................         602              476
Construction in progress....................................         272              286
                                                                 -------          -------
                                                                   4,686            4,485
Accumulated depreciation....................................      (1,587)          (1,327)
                                                                 -------          -------
                                                                 $ 3,099          $ 3,158
                                                                 =======          =======
PAYABLES AND ACCRUED LIABILITIES
Trade.......................................................     $   774          $   843
Income and other taxes......................................         227              378
Other.......................................................       2,959            3,587
                                                                 -------          -------
                                                                 $ 3,960          $ 4,808
                                                                 =======          =======

  Minority interest

     At June 30, 2000, Matsushita Electric Industrial Co., Ltd. had an approximate 7.7 percent ownership interest in the entities which own Universal's music, filmed entertainment and recreation and other assets, which was reflected as minority interest in the Company's financial statements.

NOTE 12  COMMITMENTS AND CONTINGENCIES

     The Company has various commitments for the purchase or construction of property, plant and equipment, materials, supplies and items of investment related to the ordinary conduct of business. The Company is involved in various lawsuits, claims and inquiries. Management believes that the resolution of these matters will not have a material adverse effect on the results of operations, financial position or liquidity of the Company.

NOTE 13  DIFFERENCES BETWEEN U.S. AND CANADIAN GENERALLY ACCEPTED
         ACCOUNTING PRINCIPLES

     Differences between U.S. and Canadian GAAP for these financial statements are:

     (i) The common stock of DuPont and USAi, and certain other publicly traded companies in which we hold an interest, would be carried at cost under Canadian GAAP, thereby reducing shareholders' equity by $453 million or approximately four percent at June 30, 2000. There is no effect on net income.

     (ii) Proportionate consolidation of joint ventures under Canadian GAAP would increase assets and liabilities by approximately $1,007 million and decrease working capital by approximately $40 million at June 30, 2000. There is no effect on net income.

     (iii) There are no other significant differences between U.S. and Canadian GAAP.

                            THE SEAGRAM COMPANY LTD.

NOTE 14  RECENT EVENTS

     On June 20, 2000, the Company, Vivendi and Canal+ announced that they had entered into a merger agreement and related agreements providing for the combination of the three companies into Vivendi Universal. The agreements provide for the completion of a series of transactions, under which the Company's shareholders will receive a number of Vivendi Universal American Depositary Shares (ADSs) based on an exchange ratio. Each Vivendi Universal ADS will represent one Vivendi Universal ordinary share. Canadian resident shareholders of the Company may elect to receive exchangeable shares of a Canadian subsidiary of Vivendi Universal that are substantially the economic equivalent of the Vivendi Universal ADSs. The exchange ratio is equal to U.S. $77.35 divided by the U.S. dollar equivalent of the average of the closing prices on the Paris Bourse of Vivendi's ordinary shares during a measuring period prior to the closing of the transactions. However, the exchange ratio will equal 0.8000 if that average is equal to or less than U.S. $96.6875 and
0.6221 if that average is equal to or exceeds U.S. $124.3369. The merger is expected to close by the end of the calendar year and is subject to customary closing conditions, including shareholder approval and all necessary regulatory approvals. There is no assurance that such approvals will be obtained.

     On August 2, 2000, the Company entered into an agreement to purchase Rondor Music, an independent music publishing company, for approximately $350 million in stock.

                              MANAGEMENT'S REPORT

     The Company's management is responsible for the preparation of the accompanying financial statements in accordance with generally accepted accounting principles, including the estimates and judgments required for such preparation.

     The Company has a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded and financial records underlying the financial statements properly reflect all transactions. The system contains self-monitoring mechanisms, including a program of internal audits, which allow management to be reasonably confident that such controls, as well as the Company's administrative procedures and internal reporting requirements, operate effectively. Management believes that its long-standing emphasis on the highest standards of conduct and business ethics, as set forth in written policy statements, serves to reinforce the system of internal accounting controls. There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error or the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation.

     The Company's independent accountants, PricewaterhouseCoopers LLP, review the system of internal accounting controls to the extent they consider necessary to evaluate the system as required by generally accepted auditing standards. Their report covering their audits of the financial statements is presented below.

     The Audit Committee of the Board of Directors, solely comprising Directors who are not officers or employees of the Company, meets with the independent accountants, the internal auditors and management to ensure that each is discharging its respective responsibilities relating to the financial statements. The independent accountants and the internal auditors have direct access to the Audit Committee to discuss, without management present, the results of their audit work and any matters they believe should be brought to the Committee's attention.

       /s/ EDGAR BRONFMAN, JR.                 /s/ BRIAN C. MULLIGAN                 /s/ FRANK MERGENTHALER
------------------------------------   ------------------------------------   ------------------------------------
         Edgar Bronfman, Jr.                     Brian C. Mulligan                     Frank Mergenthaler
         President and Chief            Executive Vice President and Chief     Vice President Controller and Chief
          Executive Officer                      Financial Officer                     Accounting Officer

                                August 16, 2000

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of The Seagram Company Ltd.

     We have audited the accompanying consolidated balance sheet of The Seagram Company Ltd. and its subsidiaries as of June 30, 2000 and 1999, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States and Canada. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Seagram Company Ltd. and its subsidiaries at June 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2000, in accordance with accounting principles generally accepted in the United States which, in their application to the Company, conform in all material respects with generally accepted accounting principles in Canada.

                                          /s/ PRICEWATERHOUSECOOPERS LLP
                                          --------------------------------------
                                                PricewaterhouseCoopers LLP

New York, New York
August 16, 2000

QUARTERLY DATA

FISCAL 2000

                                                                                                          FISCAL YEAR
                                                        FIRST       SECOND      THIRD       FOURTH           ENDED
                                                       QUARTER     QUARTER     QUARTER     QUARTER     JUNE 30, 2000(3)
                                                       --------    --------    --------    --------    -----------------
                                                        U.S. DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS (UNAUDITED)
Revenues.............................................   $3,643      $4,970      $3,375      $3,698          $15,686
Operating income (loss)..............................   $   72      $  566      $   (1)     $  116          $   753
Income (loss) from continuing operations, after
  tax................................................   $  (40)(1)  $  557(2)   $ (265)     $ (128)         $   124
Cumulative effect of change in accounting principle,
  after tax..........................................      (84)         --          --          --              (84)
                                                        ------      ------      ------      ------          -------
Net income (loss)....................................   $ (124)     $  557      $ (265)     $ (128)         $    40
                                                        ======      ======      ======      ======          =======
PER SHARE DATA
EARNINGS (LOSS) PER SHARE -- BASIC
Continuing operations................................   $(0.09)     $ 1.29      $(0.61)     $(0.29)         $  0.28
Cumulative effect of change in accounting principle,
  after tax..........................................    (0.20)         --          --          --            (0.19)
                                                        ------      ------      ------      ------          -------
Net income (loss)....................................   $(0.29)     $ 1.29      $(0.61)     $(0.29)         $  0.09
                                                        ======      ======      ======      ======          =======
EARNINGS (LOSS) PER SHARE -- DILUTED
Continuing operations................................   $(0.09)     $ 1.27      $(0.61)     $(0.29)         $  0.28
Cumulative effect of change in accounting principle,
  after tax..........................................    (0.20)         --          --          --            (0.19)
                                                        ------      ------      ------      ------          -------
Net income (loss)....................................   $(0.29)     $ 1.27      $(0.61)     $(0.29)         $  0.09
                                                        ======      ======      ======      ======          =======

FISCAL 1999

                                                                                                             FISCAL YEAR
                                                        FIRST     SECOND          THIRD     FOURTH              ENDED
                                                       QUARTER    QUARTER        QUARTER    QUARTER        JUNE 30, 1999(3)
                                                       -------    -------        -------    -------        ----------------
                                                          U.S. DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS (UNAUDITED)
Revenues.............................................  $2,247     $ 3,327        $3,215     $ 3,523            $12,312
Operating income (loss)..............................  $  179     $  (219)       $ (163)    $   (47)           $  (250)
Income (loss) from continuing operations, after
  tax................................................  $   95     $  (226)(4)    $ (199)    $   (53)(5)        $  (383)
Loss from discontinued Tropicana operations, after
  tax................................................      (3)         --            --          --                 (3)
Gain on sale of discontinued Tropicana operations,
  after tax..........................................   1,072          --            --          --              1,072
                                                       ------     -------        ------     -------            -------
Net income (loss)....................................  $1,164     $  (226)       $ (199)    $   (53)           $   686
                                                       ======     =======        ======     =======            =======
PER SHARE DATA
EARNINGS (LOSS) PER SHARE -- BASIC
Continuing operations................................  $ 0.27     $ (0.63)       $(0.50)    $ (0.13)           $ (1.01)
Discontinued Tropicana operations, after tax.........   (0.01)         --            --          --              (0.01)
Gain on sale of discontinued Tropicana operations,
  after tax..........................................    3.09          --            --          --               2.83
                                                       ------     -------        ------     -------            -------
Net income (loss)....................................  $ 3.35     $ (0.63)       $(0.50)    $ (0.13)           $  1.81
                                                       ======     =======        ======     =======            =======
EARNINGS (LOSS) PER SHARE -- DILUTED
Continuing operations................................  $ 0.27     $ (0.63)       $(0.50)    $ (0.13)           $ (1.01)
Discontinued Tropicana operations, after tax.........   (0.01)         --            --          --              (0.01)
Gain on sale of discontinued Tropicana operations,
  after tax..........................................    3.07          --            --          --               2.83
                                                       ------     -------        ------     -------            -------
Net income (loss)....................................  $ 3.33     $ (0.63)       $(0.50)    $ (0.13)           $  1.81
                                                       ======     =======        ======     =======            =======

---------------
(1) Includes a $55 million gain on sale of businesses, after tax and minority interest.

(2) Includes a $35 million restructuring credit, after tax and minority interest.

(3) For earnings per share data, each quarter is calculated as a discrete period and the sum of the four quarters does not necessarily equal the full year amount.

(4) Includes a $244 million restructuring charge, after tax and minority interest.

(5) Includes a $76 million gain on the USA transactions, after tax and minority interest.

                                                                     SCHEDULE II

                            THE SEAGRAM COMPANY LTD.
           (INCORPORATED UNDER THE CANADA BUSINESS CORPORATIONS ACT)
                            AND SUBSIDIARY COMPANIES

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                           (U.S. DOLLARS IN MILLIONS)

                                                      ADDITIONS
                                         BALANCE AT   CHARGED TO                              CUMULATIVE    BALANCE AT
                                         BEGINNING    COSTS AND                               TRANSLATION      END
                                         OF PERIOD     EXPENSES    ACQUISITION   DEDUCTIONS   ADJUSTMENT    OF PERIOD
                                         ----------   ----------   -----------   ----------   -----------   ----------
Reserves Deducted from Receivables:
Fiscal Year Ended June 30, 2000
  Reserves for Doubtful Accounts.......     $283         $102         $ --         $ (72)        $ --          $313
  Reserves for Merchandise Returns and
    Allowances.........................      391          399           --          (296)          --           494
                                            ----         ----         ----         -----         ----          ----
                                            $674         $501         $ --         $(368)        $ --          $807
                                            ====         ====         ====         =====         ====          ====
Fiscal Year Ended June 30, 1999
  Reserves for Doubtful Accounts.......     $155         $115         $126         $(104)        $ (9)         $283
  Reserves for Merchandise Returns and
    Allowances.........................      171          563          214          (551)          (6)          391
                                            ----         ----         ----         -----         ----          ----
                                            $326         $678         $340         $(655)        $(15)         $674
                                            ====         ====         ====         =====         ====          ====
Fiscal Year Ended June 30, 1998
  Reserves for Doubtful Accounts.......     $127         $ 68         $ --         $ (40)        $ --          $155
  Reserves for Merchandise Returns and
    Allowances.........................      183          185           --          (197)          --           171
                                            ----         ----         ----         -----         ----          ----
                                            $310         $253         $ --         $(237)        $ --          $326
                                            ====         ====         ====         =====         ====          ====

                      REPORT OF INDEPENDENT ACCOUNTANTS ON
                          FINANCIAL STATEMENT SCHEDULE

To the Board of Directors of
The Seagram Company Ltd.

     Our audits of the consolidated financial statements of The Seagram Company Ltd. referred to in our report dated August 16, 2000 appearing in this Registration Statement also included an audit of the financial statement schedule. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

                                            /s/ PRICEWATERHOUSECOOPERS LLP
                                          --------------------------------------
                                                PricewaterhouseCoopers LLP

New York, New York
August 16, 2000

               THE SEAGRAM COMPANY LTD. AND SUBSIDIARY COMPANIES

        UNAUDITED CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS
         (UNITED STATES DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                 QUARTER ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                2000        1999
                                                              --------    --------
Revenues....................................................  $  3,539    $  3,643
Cost of revenues............................................     2,014       2,150
Selling, general and administrative expenses................     1,353       1,421
                                                              ========    ========
Operating income............................................       172          72
Interest, net and other expense.............................       160         161
Gain on sale of businesses..................................        --          98
                                                              --------    --------
                                                                    12           9
Provision for income taxes..................................         5         110
Minority interest...........................................         6           4
Equity earnings from unconsolidated companies...............        20          65
                                                              --------    --------
Income (loss) from continuing operations....................        21         (40)
Cumulative effect of change in accounting principle, after
  tax.......................................................      (390)        (84)
                                                              --------    --------
Net loss....................................................      (369)       (124)
Retained earnings at beginning of period....................     8,460       8,707
Dividends paid..............................................       (73)        (72)
                                                              --------    --------
Retained earnings at end of period..........................  $  8,018    $  8,511
                                                              ========    ========
Basic loss per share........................................  $  (0.84)   $  (0.29)
                                                              ========    ========
Diluted loss per share......................................  $  (0.83)   $  (0.29)
                                                              ========    ========
Dividends paid per share....................................  $  0.165    $  0.165
                                                              ========    ========
Weighted average shares outstanding (thousands).............   439,541     432,842
Dilutive potential common shares (thousands)................     7,413          --
                                                              --------    --------
Adjusted weighted average shares outstanding (thousands)....   446,954     432,842
                                                              ========    ========

        The accompanying notes are an integral part of these statements.

               THE SEAGRAM COMPANY LTD. AND SUBSIDIARY COMPANIES

                      UNAUDITED CONSOLIDATED BALANCE SHEET
                      (UNITED STATES DOLLARS IN MILLIONS)

                                                              SEPTEMBER 30,   JUNE 30,
                                                                  2000          2000
                                                              -------------   --------
ASSETS
Cash and cash equivalents...................................     $   651      $ 1,230
Receivables, net of allowances..............................       2,770        2,697
Inventories.................................................       2,402        2,422
Other current assets........................................       1,300        1,308
                                                                 -------      -------
          TOTAL CURRENT ASSETS..............................       7,123        7,657
Investments.................................................       5,684        5,603
Film costs, net of amortization.............................       1,293        1,133
Music catalogs, artists' contracts and advances.............       2,950        2,803
Property, plant and equipment, net..........................       3,070        3,099
Goodwill and other intangible assets........................      11,644       11,814
Other assets................................................         700          699
                                                                 -------      -------
                                                                 $32,464      $32,808
                                                                 =======      =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term borrowings and current portion of long-term
  debt......................................................     $   703      $   499
Payables and accrued liabilities............................       3,796        3,960
Accrued royalties and participations........................       1,920        2,263
                                                                 -------      -------
          TOTAL CURRENT LIABILITIES.........................       6,419        6,722
Long-term debt..............................................       7,339        7,378
Accrued royalties and participations........................         518          575
Deferred income taxes.......................................       2,707        2,696
Other liabilities...........................................       1,241        1,326
Minority interest...........................................       2,603        1,882
                                                                 -------      -------
          TOTAL LIABILITIES.................................      20,827       20,579
                                                                 -------      -------
Shareholders' Equity
  Shares without par value..................................       5,140        4,762
  Retained earnings.........................................       8,018        8,460
  Accumulated other comprehensive income....................      (1,521)        (993)
                                                                 -------      -------
          TOTAL SHAREHOLDERS' EQUITY........................      11,637       12,229
                                                                 -------      -------
                                                                 $32,464      $32,808
                                                                 =======      =======

        The accompanying notes are an integral part of these statements.

               THE SEAGRAM COMPANY LTD. AND SUBSIDIARY COMPANIES

                 UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
                      (UNITED STATES DOLLARS IN MILLIONS)

                                                               QUARTER ENDED
                                                               SEPTEMBER 30,
                                                              ----------------
                                                               2000      1999
                                                              ------    ------
OPERATING ACTIVITIES
Income (loss) from continuing operations....................  $   21    $  (40)
Adjustments to reconcile income (loss) from continuing
  operations to net cash provided:
  Depreciation and amortization of assets...................     184       182
  Amortization of goodwill..................................      85        86
  Gain on sale of businesses................................      --       (98)
  Minority interest in income of subsidiaries...............       6         4
  Equity earnings from unconsolidated companies in excess of
     dividends received.....................................     (14)      (52)
  Deferred income taxes.....................................     (31)       45
  Other.....................................................      (2)       13
  Changes in assets and liabilities, net of effect of
     acquisitions and dispositions:
     Receivables, net of allowances.........................    (107)     (224)
     Inventories............................................     (75)      (82)
     Other current assets...................................      78       176
     Music catalogs, artists' contracts and advances........    (105)      (87)
     Payables and accrued liabilities.......................     (44)      112
     Other liabilities......................................    (131)        3
                                                              ------    ------
                                                                (156)       78
                                                              ------    ------
Net cash (used for) provided by operating activities........    (135)       38
                                                              ------    ------
INVESTING ACTIVITIES
Sale of Champagne operations................................      --       310
Sale of Universal Concerts..................................      --       190
USA transactions............................................      --      (242)
Capital expenditures........................................     (66)     (120)
Other.......................................................    (172)      (45)
                                                              ------    ------
Net cash (used for) provided by investing activities........    (238)       93
                                                              ------    ------
FINANCING ACTIVITIES
Dividends paid..............................................     (73)      (72)
Issuance of shares upon exercise of stock options and
  conversion of LYONs.......................................      28        30
Issuance of Adjustable Conversion-rate Equity Security
  Units.....................................................      --        75
Issuance of long-term debt..................................       4        --
Repayment of long-term debt.................................     (51)       (4)
Decrease in short-term borrowings and other financing
  activities................................................    (114)     (273)
                                                              ------    ------
Net cash used for financing activities......................    (206)     (244)
                                                              ------    ------
Net decrease in cash and cash equivalents...................    (579)     (113)
                                                              ------    ------
Cash and cash equivalents at beginning of period............   1,230     1,533
                                                              ------    ------
Cash and cash equivalents at end of period..................  $  651    $1,420
                                                              ======    ======

        The accompanying notes are an integral part of these statements.

               THE SEAGRAM COMPANY LTD. AND SUBSIDIARY COMPANIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

     The accompanying unaudited interim financial statements have been prepared in accordance with the requirements of Form 10-Q and, therefore, do not include all information and notes necessary for a presentation of results of operations, financial position and cash flows in conformity with U.S. generally accepted accounting principles (GAAP). These statements should be read in conjunction with the consolidated financial statements and related notes in the Company's Form 10-K for the fiscal year ended June 30, 2000, as amended. In the opinion of the Company, the unaudited interim financial statements include all adjustments, comprising only normal recurring adjustments, necessary for a fair presentation of operating results. Results of operations for the first quarter are not necessarily indicative of those expected for the fiscal year.

     Certain prior year amounts have been reclassified to conform to the current year's presentation.

2. RESTRUCTURING CHARGE AND ACCRUAL FOR EXIT ACTIVITIES

  Restructuring Charge

     Management developed and committed to a formal plan that was communicated to employees to restructure its music and filmed entertainment operations after the acquisition of PolyGram. This plan resulted in a fiscal 1999 pre-tax restructuring charge of $405 million. The charge related entirely to the Company's existing global music and film production, financial, marketing and distribution operations and included severance, elimination of duplicate facilities and labels, termination of artists' and distribution contracts and costs related to exiting film production arrangements and properties in development. The utilization of the restructuring charge to date follows:

                                                                     UTILIZED             BALANCE AT
                                    ORIGINAL    RESTRUCTURING    -----------------      SEPTEMBER 30,
U.S. DOLLARS IN MILLIONS             CHARGE        CREDIT        CASH     NON-CASH           2000
------------------------            --------    -------------    -----    --------    ------------------
Severance and other
  employee-related costs..........    $126          $(12)        $ (78)     $ (3)            $33
Facilities and labels.............     128           (35)          (20)      (56)             17
Contract termination and other
  costs...........................     151           (12)          (76)      (28)             35
                                      ----          ----         -----      ----             ---
                                      $405          $(59)        $(174)     $(87)            $85
                                      ====          ====         =====      ====             ===

     As of September 30, 2000, all of the employees provided for under the restructuring initiative have separated from the Company. Remaining restructuring activities relate principally to contractual obligations and severance payments to be made in future periods.

  Accrual for Acquisition-Related Exit Activities

     In connection with the integration of PolyGram and Seagram, management developed a formal exit activity plan that was committed to by management and communicated to employees shortly after the acquisition was consummated. The accrual for exit activities consists principally of facility elimination costs, including leasehold termination payments and incremental facility closure costs, contract

               THE SEAGRAM COMPANY LTD. AND SUBSIDIARY COMPANIES terminations, relocation costs and the severance of employees. The utilization of the accrual for exit activities to date follows:

                                                                    UTILIZED             BALANCE AT
                                                                -----------------      SEPTEMBER 30,
U.S. DOLLARS IN MILLIONS                     EXIT ACTIVITIES    CASH     NON-CASH           2000
------------------------                     ---------------    -----    --------    ------------------
Facility elimination costs.................       $ 45          $ (23)     $ (2)            $ 20
Contract terminations......................         68            (45)      (13)              10
Severance or relocation....................        397           (219)      (16)             162
                                                  ----          -----      ----             ----
                                                  $510          $(287)     $(31)            $192
                                                  ====          =====      ====             ====

     As of September 30, 2000, remaining exit activities relate principally to contractual obligations and severance payments to be made in future periods.

3. INVESTMENT IN DUPONT AND USAi

     At September 30, 2000, the Company owned 16.4 million shares of the outstanding common stock of E.I. du Pont de Nemours and Company (DuPont). The Company accounts for the investment at market value, which was $672 million at September 30, 2000. The underlying historical book value of the DuPont shares is $187 million.

     At September 30, 2000, the Company owned 18.2 million shares of the outstanding common stock of USA Networks, Inc. (USAi). The investment, which is accounted for at market value ($399 million at September 30, 2000), has an underlying cost of $211 million. At September 30, 2000, the Company also owned
13.4 million shares of USAi Class B common stock which is carried at its historical cost of $136 million.

4. SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

                                                              SEPTEMBER 30,    JUNE 30,
U.S. DOLLARS IN MILLIONS                                          2000           2000
------------------------                                      -------------    --------
INVENTORIES
Beverages...................................................     $1,956         $2,009
Materials, supplies and other...............................        446            413
                                                                 ------         ------
                                                                 $2,402         $2,422
                                                                 ======         ======
PROPERTY, PLANT AND EQUIPMENT, NET
Property, plant and equipment, at cost......................     $4,681         $4,686
Accumulated depreciation....................................     (1,611)        (1,587)
                                                                 ------         ------
                                                                 $3,070         $3,099
                                                                 ======         ======

                                                              QUARTER ENDED
                                                              SEPTEMBER 30,
                                                              --------------
U.S. DOLLARS IN MILLIONS                                      2000     1999
------------------------                                      -----    -----
EXCISE TAXES (included in revenues and cost of revenues)....  $185     $203
                                                              ====     ====

               THE SEAGRAM COMPANY LTD. AND SUBSIDIARY COMPANIES

5. COMPREHENSIVE INCOME (LOSS)

     The components of the Company's total comprehensive income (loss) were as follows:

                                                              QUARTER ENDED
                                                              SEPTEMBER 30,
                                                              --------------
U.S. DOLLARS IN MILLIONS                                      2000     1999
------------------------                                      -----    -----
Net loss....................................................  $(369)   $(124)
Currency translation adjustments............................   (497)     209
Unrealized holding loss in equity security, net of tax......    (31)     (88)
                                                              -----    -----
Total comprehensive loss....................................  $(897)   $  (3)
                                                              =====    =====

6. LONG-TERM DEBT AND DEBT GUARANTEES

     The Company has unconditionally guaranteed the following outstanding debt securities of its principal U.S. spirits and wine subsidiary, Joseph E. Seagram & Sons, Inc., (JES); 5.79% Senior Notes due 2001, 6.25% Senior Notes due 2001, 6.4% Senior Notes due 2003, 6.625% Senior Notes due 2005, 8.375% Debentures due 2007, 7% Debentures due 2008, 6.8% Senior Notes due 2008, 8.875% Debentures due 2011, 9.65% Debentures due 2018, 7.5% Senior Debentures due 2018, 9% Debentures due 2021, 7.6% Senior Debentures due 2028, 8% Quarterly Income Debt Securities due 2038 (QUIDS) and 7.5% Adjustable Conversion-rate Equity Security Units.

     Summarized financial information for JES and its subsidiaries is presented below. Separate financial statements and other disclosures related to JES are not provided because management has determined that such information does not provide additional meaningful information to holders of JES debt securities.

                                                                    QUARTER ENDED
                                                                    SEPTEMBER 30,
                                                              -------------------------
U.S. DOLLARS IN MILLIONS                                          2000           1999
------------------------                                      -------------    --------
Revenues....................................................      $590           $558
Cost of revenues............................................      $366           $348
Net income (loss)...........................................      $(23)          $ 64

                                                              SEPTEMBER 30,    JUNE 30,
U.S. DOLLARS IN MILLIONS                                          2000           2000
------------------------                                      -------------    --------
Current assets..............................................     $ 2,472       $ 2,232
Noncurrent assets...........................................      18,306        18,377
                                                                 -------       -------
                                                                 $20,778       $20,609
                                                                 =======       =======
Current liabilities.........................................     $ 1,160       $   879
Noncurrent liabilities......................................      10,816        10,889
Shareholders' equity........................................       8,802         8,841
                                                                 -------       -------
                                                                 $20,778       $20,609
                                                                 =======       =======

7. EARNINGS PER SHARE AND COMMON SHARES

     At September 30, 2000, 58,058,399 common shares were potentially issuable upon the conversion of the LYONs, the exercise of employee stock options, conversion of deferred share units and the early settlement of the contracts to purchase common shares under the Adjustable Conversion-rate Equity

               THE SEAGRAM COMPANY LTD. AND SUBSIDIARY COMPANIES

Security Units. Basic net income per share was based on the following weighted average number of shares outstanding during the quarters ended September 30, 2000 -- 439,540,513 and September 30, 1999 -- 432,842,035. Diluted net income per share was based on 446,953,534 weighted average shares outstanding in the quarter ended September 30, 2000. Average shares of 7,146,720 were not included in the computation of diluted net income per share in the quarter ended September 30, 1999 because to do so would have been anti-dilutive.

     In the quarter ended September 30, 2000, the Company issued 635,328 shares upon the exercise of employee stock options and the conversion of LYONs. Additionally, the Company issued approximately six million shares (approximate value of $350 million) to acquire Rondor Music International, Inc., an independent music publishing company.

8. BUSINESS SEGMENT INFORMATION

     The Company's four reportable segments are music, filmed entertainment, recreation and other and spirits and wine. Each reportable segment defined by the Company is a strategic business unit that offers different products and services that are marketed through different channels. Segments are managed separately because of their unique customers, technology, marketing and distribution requirements. The Company evaluates the performance of its segments and allocates resources to them based on several performance measures, including modified EBITDA (EBITDA). As defined by the Company, EBITDA consists of operating earnings (losses) before depreciation, amortization and corporate expenses from consolidated companies. While not a standard measurement under GAAP, the Company believes EBITDA is an appropriate measure of operating performance, given the significant assets and goodwill associated with the Company's acquisitions. However, EBITDA could be defined differently by other companies and should be considered in addition to, not as a substitute for, other measures of financial performance including revenues and operating income. There are no intersegment revenues; however, corporate headquarters allocates a portion of its costs to each of its operating segments. The Company does not allocate interest income, interest expense, income taxes or unusual items to segments.

               THE SEAGRAM COMPANY LTD. AND SUBSIDIARY COMPANIES

  Business Segment Data

                                           FILMED        RECREATION    SPIRITS
U.S. DOLLARS IN MILLIONS      MUSIC     ENTERTAINMENT    AND OTHER     AND WINE    CORPORATE    TOTAL
------------------------      ------    -------------    ----------    --------    ---------    ------
SEPTEMBER 30, 2000
Revenues....................  $1,378        $787            $230        $1,144       $ --       $3,539
EBITDA......................  $  210        $ 23            $ 56        $  177       $ --       $  466
Depreciation and
  amortization..............    (187)        (24)            (26)          (30)        (2)        (269)
Corporate expenses..........      --          --              --            --        (25)         (25)
                              ------        ----            ----        ------       ----       ------
Operating income (loss).....  $   23        $ (1)           $ 30        $  147       $(27)      $  172
                              ======        ====            ====        ======       ====       ======
Capital expenditures........  $   31        $ 13            $  8        $   14       $ --       $   66
SEPTEMBER 30, 1999
Revenues....................  $1,412        $873            $209        $1,149       $ --       $3,643
EBITDA......................  $  185        $(38)           $ 49        $  156       $ --       $  352
Depreciation and
  amortization..............    (189)        (21)            (25)          (31)        (2)        (268)
Corporate expenses..........      --          --              --            --        (12)         (12)
                              ------        ----            ----        ------       ----       ------
Operating income (loss).....  $   (4)       $(59)           $ 24        $  125       $(14)      $   72
                              ======        ====            ====        ======       ====       ======
Capital expenditures........  $   52        $ 19            $ 14        $   35       $ --       $  120

  Geographic Data

     The following table presents revenues by geographic area for the quarters ended September 30, 2000 and 1999. Revenues are classified based upon the location of the customer. In addition to Canada, the Company's country of domicile, individual countries are specified if revenues exceed 10 percent of the total.

                                                               QUARTER ENDED
                                                               SEPTEMBER 30,
                                                              ----------------
U.S. DOLLARS IN MILLIONS                                       2000      1999
------------------------                                      ------    ------
United States...............................................  $1,852    $1,780
United Kingdom..............................................     319       379
Canada......................................................      92       113
Other countries.............................................   1,276     1,371
                                                              ------    ------
                                                              $3,539    $3,643
                                                              ======    ======

9. NEW ACCOUNTING GUIDANCE

     On July 1, 2000, the Company adopted the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AcSEC) Statement of Position (SOP) 00-2, Accounting by Producers or Distributors of Films. The SOP requires that advertising costs for theatrical and television product be expensed as incurred and that certain abandoned project costs, which were previously capitalized as film costs, be expensed on an accelerated basis. The adoption of SOP 00-2 resulted in a $390 million non-cash after-tax charge in the quarter ended September 30, 2000. The charge reduced the carrying value of film inventory and was recorded as a cumulative effect of a change in accounting principle.

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
               THE SEAGRAM COMPANY LTD. AND SUBSIDIARY COMPANIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

10. RECENT EVENTS

     On June 20, 2000, the Company, Vivendi S.A. (Vivendi) and Canal Plus S.A. (Canal+) announced that they had entered into a merger agreement and related agreements providing for a strategic business combination among the three companies. The combined entity will be named Vivendi Universal. The merger is expected to close by the end of the calendar year and is subject to customary closing conditions, including shareholder approval. There is no assurance that such conditions will be satisfied.

     As part of Vivendi Universal's overall strategy after completion of the proposed merger transactions, Seagram has commenced a process intended to lead to the sale of the spirits and wine business.

     In connection with the proposed strategic business combination, Seagram and JES have commenced cash tender offers and consent solicitations for certain of their outstanding debt securities and intend to commence cash tender offers for certain of their other outstanding debt securities. These debt securities would otherwise mature between April 2001 and December 2028. The tender offers that have already commenced have an aggregate principal amount of approximately $5.6 billion. They are conditioned upon, among other things, the completion of the combination.

     We understand that Vivendi is arranging certain bridge financing facilities with various financial institutions to provide funding to Seagram and JES for the tender offers and consent solicitations. We understand that Vivendi intends to repay amounts drawn under these bridge financing facilities from the proceeds of the sale of the spirits and wine business.

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